Exhibit 10.1

Execution Version

CREDIT AGREEMENT

Dated as of May 14, 2020

among

LYNNWOOD MERGERSUB, INC.,

as the Initial Borrower, which on the Closing Date shall be merged with and into,

LIFESTANCE HEALTH HOLDINGS, INC.,

with LifeStance Health Holdings, Inc. surviving such merger as the Borrower,

LYNNWOOD INTERMEDIATE HOLDINGS, INC.,

as Holdings,

CAPITAL ONE, NATIONAL ASSOCIATION,

as Administrative Agent, Collateral Agent, Issuing Bank and Swing Line Lender,

THE OTHER LENDERS PARTY HERETO

CAPITAL ONE, NATIONAL ASSOCIATION,

HPS INVESTMENT PARTNERS, LLC,

as Lead Arrangers and Bookrunners, and

HPS INVESTMENT PARTNERS, LLC,

as AAL Last Out Representative

i

SCHEDULES

1.01(1)	Closing Date Subsidiary Guarantors

1.01(2)	Mortgaged Properties

1.01(3)	Affiliated Practices

1.01(4)	Waterfall Trigger Event

2.01	Commitments

4.01(1)(c)	Certain Collateral Documents

5.12	Subsidiaries and Other Equity Investments

6.13(2)	Post-Closing Covenants

6.16	Accounts

7.01	Existing Liens

7.02	Existing Indebtedness

7.05	Existing Investments

7.07	Transactions with Affiliates

10.02	Administrative Agent’s Office, Certain Addresses for Notices\

EXHIBITS

A-1	Committed Loan Notice

A-2	Swing Line Notice

B-1	Term Note

B-2	Revolving Note

B-3	Swing Line Note

B-4	Delayed Draw Term Note

C	Compliance Certificate

D-1	Assignment and Assumption

D-2	Affiliated Lender Assignment and Assumption

E	Guaranty

F	Pledge and Security Agreement

G-1	Equal Priority Intercreditor Agreement

G-2	Junior Lien Intercreditor Agreement

H	United States Tax Compliance Certificates

I	Solvency Certificate

J	Discount Range Prepayment Notice

K	Discount Range Prepayment Offer

L	Solicited Discounted Prepayment Notice

M	Acceptance and Prepayment Notice

N	Specified Discount Prepayment Notice

O	Solicited Discounted Prepayment Offer

P	Specified Discount Prepayment Response

Q	Intercompany Note

R	VCOC Letter

v

CREDIT AGREEMENT

This CREDIT AGREEMENT (this “Agreement”) is entered into as of May 14, 2020 by and among Lynnwood MergerSub, Inc., a Delaware corporation (the “Initial Borrower”) (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”) (such merger, the “Closing Date Merger”), with the Company surviving such Closing Date Merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), Capital One, National Association, as administrative agent (in such capacity, including any successor thereto, the “Administrative Agent”) under the Loan Documents and as collateral agent (in such capacity, including any successor thereto, the “Collateral Agent”) under the Loan Documents, as an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”).

PRELIMINARY STATEMENTS

The Borrower has requested that (a) the Lenders extend credit to the Borrower in the form of (i) $30.3 million of Closing Date Term B-1 Loans and $179.7 million of Closing Date Term B-2 Loans, (ii) $7.2 million of Delayed Draw Term B-1 Commitments and $42.8 million of Delayed Draw Term B-2 Commitments and (iii) $20.0 million of Revolving Commitments on the Closing Date as senior secured credit facilities, (b) from time to time on and after the Closing Date, (i) the Lenders lend Revolving Loans to the Borrower and (ii) the Issuing Banks issue Letters of Credit for the accounts of the Borrower, each to provide working capital for, and for other general corporate purposes of, the Borrower and its Subsidiaries, pursuant to the Revolving Commitments hereunder and pursuant to the terms of, and subject to the conditions set forth in, this Agreement and (c) from time to time after the Closing Date, the Lenders lend to the Borrower the Delayed Draw Term Loans pursuant to the Delayed Draw Term Loan Commitments hereunder and pursuant to the terms of, and subject to the conditions set forth in, this Agreement.

The proceeds of the Closing Date Term Loans and the Closing Date Revolving Borrowings, together with cash on hand and proceeds of the Equity Contribution, will be used on the Closing Date to fund the Transactions.

The Lenders have indicated their willingness to make Loans, and the Issuing Banks have indicated their willingness to issue Letters of Credit, in each case on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

Definitions and Accounting Terms

SECTION 1.01. Defined Terms. As used in this Agreement (including the introductory paragraph hereof and the preliminary statements hereto), the following terms have the meanings set forth below:

“AAL” means that certain Agreement Among Lenders, dated as of the date hereof, by and among the Administrative Agent, the Lenders and the AAL Last Out Representative and acknowledged by the Loan Parties, as amended as permitted thereunder.

“AAL First Out Holders” means, collectively, the Administrative Agent, all Issuing Banks, the Swing Line Lender, the Revolving Lenders, the Term B-1 Lenders, and all other “First Out Holders” under the AAL.

“AAL First Out Obligations” means “First Out Obligations” (as defined in the AAL).

“AAL Last Out Holders” means, collectively, the AAL Last Out Representative, the Term B-2 Lenders, and all other “Last Out Holders” under the AAL.

“AAL Last Out Obligations” means “Last Out Obligations” (as defined in the AAL).

“AAL Last Out Representative” means (i) for so long as HPS Entities hold Term B-2 Loans representing more than 50% of all outstanding Term B-2 Loans at such time, HPS, and (ii) if at any time HPS Entities cease to hold Term B-2 Loans representing more than 50% of all outstanding Term B-2 Loans at such time, (x) if any Lender holds Term B-2 Loans representing more than 50% of all outstanding Term B-2 Loans at such time, such Lender, or (y) if no Lender holds Term B-2 Loans representing more than 50% of all outstanding Term B-2 Loans at such time, HPS, or, if no HPS Entity holds any Term B-2 Loans at such time, any Lender that holds Term B-2 Loans at such time that is designated as the “Last Out Representative” by the Required Last Out Lenders.

“Acceptable Discount” has the meaning specified in Section 2.05(1)(e)(D)(2).

“Acceptable Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Acceptance and Prepayment Notice” means a notice of the Borrower’s acceptance of the Acceptable Discount in substantially the form of Exhibit M.

“Acceptance Date” has the meaning specified in Section 2.05(1)(e)(D)(2).

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging, amalgamating or consolidating with or into, or becoming a Subsidiary of, such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition of the Company and its subsidiaries pursuant to the Acquisition Agreement.

“Acquisition Agreement” means that certain Agreement and Plan of Merger, dated as of April 14, 2020, by and among the Company, Holdings, the Initial Borrower and Shareholder Representative Services LLC (solely in its capacity as the sellers’ representative) (together with the schedules and exhibits thereto), as amended modified and supplemented from time to time as permitted under Section 4.01(8).

“Additional Lender” means, at any time, any bank, other financial institution or institutional lender or investor that, in any case, is not an existing Lender and that agrees to provide any portion of any (a) Incremental Loan in accordance with Section 2.14, (b) [reserved] or (c) Replacement Loans pursuant to Section 10.01; provided that each Additional Lender shall be subject to the approval of the Administrative Agent, such approval not to be unreasonably withheld, conditioned or delayed, in each case solely to the extent that any such consent would be required from the Administrative Agent under Section 10.07(b)(iii)(B) for an assignment of Loans to such Additional Lender, and in the case of Incremental Revolving Commitments, the Swing Line Lender and the Issuing Bank, each such approval not to be unreasonably withheld, conditioned or delayed, in each case solely to the extent such consent would be required for any assignment to such Additional Lender under Section 10.07(b)(iii).

“Additional Letter of Credit Facility” means any facility established by the Borrower and/or any Subsidiary to obtain letters of credit, bank guarantees, bankers acceptances or other similar instruments required by customers, suppliers or landlords or otherwise required in the ordinary course of business or consistent with industry practice.

“Administrative Agent” has the meaning specified in the introductory paragraph to this Agreement.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that, solely with respect to Section 7.07, “Affiliate” shall also include Persons who own 10% or more of the Voting Stock of the Person specified.

“Affiliated Practices” means any Person (a) that provides medical, healthcare or related professional services; (b) the Equity Interests of which are not owned by the Borrower or any of its Subsidiaries; (c) that is party to an administrative services agreement pursuant to which the Borrower or any Guarantor manages, without exercising any professional medical judgment, the day-today non-clinical, administrative operations of such Person (each, a “Services Agreement”) and (d) that pays to the Borrower or such Guarantor fees pursuant to any Services Agreement to which such Person is a party. Schedule 1.01(3) lists each Person which is an “Affiliated Practice” as of the Closing Date.

“Affiliate Transaction” has the meaning specified in Section 7.07.

“Affiliated Lender” means, at any time, any Lender that is (x) the Sponsor or an Affiliate of a Sponsor (other than (a) Holdings, the Borrower or any Subsidiary, (b) any Debt Fund Affiliate or (c) any natural person) at such time or (y) a Co-Sponsor or an Affiliate of a Co-Sponsor (other than (a) Holdings, the Borrower or any Subsidiary, (b) any Debt Fund Affiliate or (c) any natural person).

“Affiliated Lender Assignment and Assumption” has the meaning specified in Section 10.07(h)(vi).

“Affiliated Lender Cap” has the meaning specified in Section 10.07(h)(iv).

“Agent-Related Distress Event” means, with respect to the Administrative Agent r any other Person that directly or indirectly controls the Administrative Agent (each, a “Distressed Agent”), (a) that such Distressed Agent is or becomes subject to a voluntary or involuntary case under any Debtor Relief Law, (b) a custodian, conservator, receiver, or similar official is appointed for such Distressed Agent or any substantial part of such Distressed Agent’s assets, or (c) such Distressed Agent is subject to a forced liquidation, makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Agent or its assets to be, insolvent or bankrupt; provided that an Agent-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Equity Interests in the Administrative Agent or any Person that directly or indirectly controls the Administrative Agent by a Governmental Authority or an instrumentality thereof so long as such ownership interest does not result in or provide the Administrative Agent with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit the Administrative Agent (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made with the Administrative Agent.

“Agent-Related Persons” means the Agents, together with their respective Affiliates, and the officers, directors, employees, agents, attorney-in-fact, partners, trustees and advisors of such Persons and of such Persons’ Affiliates.

“Agents” means, collectively, the Administrative Agent, the Collateral Agent, the AAL Last Out Representative and the Supplemental Administrative Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Credit Agreement, as amended, restated, amended and restated, modified or supplemented from time to time in accordance with the terms hereof.

“AHYDO Payment” means any mandatory prepayment or redemption pursuant to the terms of any Indebtedness that is intended or designed to cause such Indebtedness not to be treated as an “applicable high yield discount obligation” within the meaning of Section 163(i) of the Code.

“All-In Yield” means, as to any Indebtedness, the yield thereof, whether in the form of interest rate, margin, OID, upfront fees (including the upfront fees payable under the Fee Letter), a Eurodollar Rate floor or Base Rate floor (with such increased amount being determined in the manner described in the final proviso of this definition), or otherwise, in each case, incurred or payable by the Borrower ratably to all lenders of such Indebtedness; provided that OID and upfront fees (including the upfront fees payable under the Fee Letter) shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the stated life to maturity at the time of incurrence of the applicable Indebtedness); provided, further, that “All-In Yield” shall also include (1) arrangement fees, structuring fees, commitment fees, underwriting fees, success fees, advisory fees, ticking fees, consent or amendment fees and any similar fees (whether shared or paid, in whole or in part, with or to any or all lenders) and (2) any fees not generally paid ratably to all lenders of the applicable Indebtedness; provided further that, if the applicable Indebtedness includes a Eurodollar or Base Rate floor that is greater than the Eurodollar or Base Rate floor applicable to the Closing Date Term Loans, such differential between interest rate floors shall be included in the calculation of All-In Yield, but only to the extent an increase in the Eurodollar or Base Rate Floor applicable to the Closing Date Term Loans would cause an increase in the interest rate then in effect thereunder.

“Annual Financial Statements” means the audited consolidated balance sheets of TopCo (as defined in the Acquisition Agreement) and the Group Companies (as defined in the Acquisition Agreement) as of December 31, 2017, December 31, 2018 and December 31, 2019 and the related audited consolidated statements of income or operations (as applicable), cash flows and changes in members’ equity for the fiscal year then ended, accompanied by any notes thereto.

“Applicable Discount” has the meaning specified in Section 2.05(1)(e)(C)(2).

“Applicable Indebtedness” has the meaning specified in the definition of “Weighted Average Life to Maturity.”

“Applicable Percentage” means, in respect of (x) any Revolving Facility, with respect to any Revolving Lender under such Revolving Facility at any time, the percentage (carried out to the ninth decimal place) of such Revolving Facility represented by such Revolving Lender’s Revolving Commitments under such Revolving Facility at such time, subject to adjustment as provided in Section 2.17 and (y) any Delayed Draw Term Loan Facility, with respect to any Delayed Draw Term Lender at any time, the percentage (carried out to the ninth decimal place) of the Delayed Draw Term Loan Facility represented by such Delayed Draw Term Lender’s Delayed Draw Term Loan Commitments at such time, subject to adjustment as provided in Section 2.17. If the commitment of each Revolving Lender under a Revolving Facility to make Revolving Loans, the obligation of the Issuing Banks to make L/C Credit Extensions under such Revolving Facility or the commitment of each Delayed Draw Term Lender to make Delayed Draw Term Loans, as applicable, have been terminated pursuant to Section 8.02, or if the

Revolving Commitments under such Revolving Facility or Delayed Draw Term Loan Commitments have otherwise expired in full, then the Applicable Percentage of each Revolving Lender in respect of such Revolving Facility or any Delayed Draw Term Lender in respect of the applicable Delayed Draw Term Loan Facility, as applicable, shall be determined based on the Applicable Percentage of such Revolving Lender in respect of such Revolving Facility or such Delayed Draw Term Lender in respect of the Delayed Draw Term Loan Facility, as applicable, most recently in effect, giving effect to any subsequent assignments.

“Applicable Rate” means a percentage per annum equal to:

(1) with respect to Closing Date Term B-1 Loans and Delayed Draw Term B-1 Loans, (a) until delivery of financial statements for the fiscal quarter ending September 30, 2020 pursuant to Section 6.01(2), (i) 3.75% for Eurodollar Rate Loans and (ii) 2.75% for Base Rate Loans and (b) thereafter, the following percentages per annum, based upon the First Lien Net Leverage Ratio as specified in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(1):

Pricing Level	First Lien Net Leverage Ratio	Eurodollar Rate	Base Rate
1	> 4.50:1.00	3.75%	2.75%
2	< 4.50:100	3.25%	2.25%

(2) with respect to Closing Date Term B-2 Loans and Delayed Draw Term B-2 Loans, (a) until delivery of financial statements for the fiscal quarter ending September 30, 2020 pursuant to Section 6.01(2), (i) 8.72% for Eurodollar Rate Loans and (ii) 7.72% for Base Rate Loans and (b) thereafter, the following percentages per annum, based upon the First Lien Net Leverage Ratio as specified in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(1):

Pricing Level	First Lien Net Leverage Ratio	Eurodollar Rate	Base Rate
1	> 4.50:1.00	8.72%	7.72%
2	< 4.50:100	8.22%	7.22%

(a) with respect to Revolving Loans and unused Revolving Commitments under the Closing Date Revolving Facility and Letter of Credit fees (a) until delivery of financial statements for the fiscal quarter ending September 30, 2020 pursuant to Section 6.01(2), (i) 4.75% for Eurodollar Rate Loans and Letter of Credit fees, (ii) 3.75% for Base Rate Loans and (iii) 0.50% for the Commitment Fee Rate for unused Revolving Commitments and (b) thereafter, the following percentages per annum, based upon the First Lien Net Leverage Ratio as specified in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(1):

Pricing Level	First Lien Ratio Net Leverage	Eurodollar Rate and Letter of Credit Fees	Base Rate	Commitment Fee Rate
1	> 5.00:1.00	4.75%	3.75%	0.50%
2	< 5.00:1.00	4.50%	3.50%	0.50%

Any increase or decrease in the Applicable Rate resulting from a change in the First Lien Net Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(1); provided that, (x) at the option of the Required Facility Lenders under the Closing Date Revolving Facility, Closing Date Term Loan Facility or the Delayed Draw Term Loan Facility, as applicable, with respect to each respective Facility, “Pricing Level 1” (as set forth above) shall apply as of the first Business Day after the date on which a Compliance Certificate was required to have been delivered but was not delivered, and shall continue to so apply to and including the date on which such Compliance Certificate is so delivered (and thereafter the pricing level otherwise determined in accordance with this definition shall apply) or (y) “Pricing Level 1” (as set forth above) shall apply as of the first Business Day after an Event of Default under Section 8.01(1) with respect to the Closing Date Revolving Facility, the Closing Date Term Loan Facility or the Delayed Draw Term Loan Facility, as applicable, shall have occurred and be continuing, and shall continue to so apply to but excluding the date on which such Event of Default is cured or waived (and thereafter the pricing level otherwise determined in accordance with this definition shall apply). Notwithstanding anything herein to the contrary, Swing Line Loans may not be Eurodollar Rate Loans and (ii) Incremental Term Loans shall have the Applicable Rate set forth in the applicable Incremental Amendment.

“Appropriate Lender” means, at any time, (1) with respect to Loans of any Class, the Lenders of such Class, (2) with respect to Letters of Credit, (a) the relevant Issuing Banks and (b) the relevant Revolving Lenders and (3) with respect to the Swing Line Facility, (x) the relevant Swing Line Lender and (y) if any Swing Line Loans are outstanding pursuant to Section 2.04(1), the Revolving Lenders.

“Approved Fund” means, with respect to any Lender, any Fund that is administered, advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages such Lender.

“Arrangers” means CONA and HPS, together with any of their designated affiliates, in their capacity as lead arrangers and bookrunners under this Agreement.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (including any of the foregoing pursuant to an LLC Division), whether in a single transaction or a series of related transactions, of property or assets of the Borrower or any Subsidiary (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests (other than Disqualified Stock of Subsidiaries issued in compliance with Section 7.02 and directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable Law) of any Subsidiary (other than to the Borrower or another Subsidiary), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of:

(i) Cash Equivalents or Investment Grade Securities,

(ii) obsolete, damaged or worn out property or assets, any disposition of property or assets held for sale in the ordinary course of business and any disposition of immaterial assets or property or property or assets no longer used or useful in the principal business of the Borrower and its Subsidiaries,

(iii) assets no longer economically practicable or commercially reasonable to maintain (as determined in good faith by the management of the Borrower),

(iv) improvements made to leased real property to landlords pursuant to customary terms of leases entered into in the ordinary course of business, and

(v) assets for purposes of charitable contributions or similar gifts to the extent such assets are not material to the ability of the Borrower and its Subsidiaries, taken as a whole, to conduct its business in the ordinary course;

(b) [reserved];

(c) any disposition in connection with the making of any Restricted Payment that is permitted to be made, and is made, under Section 7.05, any Permitted Investment or any acquisition otherwise permitted under this Agreement;

(d) [reserved];

(e) any disposition of property or assets or issuance of securities by a Subsidiary to the Borrower or by the Borrower or a Subsidiary to a Subsidiary; provided that any such dispositions to a Subsidiary that is not a Loan Party, when taken together with (x) all other dispositions to any Subsidiary that is not a Loan Party pursuant to this clause (e) and (y) all other Investments in any Subsidiary that is not a Loan Party made pursuant to Section 7.13, in each case that are at that time outstanding, shall not exceed the Non-Loan Party Amount as of the date such disposition is made;

(f) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) (i) the lease, assignment or sublease, license or sublicense of any real or personal property in the ordinary course of business or consistent with industry practice and (ii) the exercise of termination rights with respect to any lease, sublease, license or sublicense or other agreement;

(h) [reserved];

(i) foreclosures, condemnation, expropriation, eminent domain or any similar action (including for the avoidance of doubt, any Casualty Event) with respect to assets;

(j) the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with industry practice or in bankruptcy or similar proceedings;

(k) [reserved];

(l) the sale, lease, assignment, license, sublicense, sublease or discount of inventory, equipment, accounts receivable, notes receivable or other current assets in the ordinary course of business or consistent with industry practice or the conversion of accounts receivable to notes receivable or other dispositions of accounts receivable in connection with the collection thereof;

(m) (i) the non-exclusive licensing or sublicensing to Persons that are not Affiliates of the Borrower of intellectual property or other general intangibles in the ordinary course of business and (ii) exclusive licensing to Persons that are not Affiliates of the Borrower in the ordinary course of business, so long as such licenses are not (A) the economic equivalent of a sale or (B) materially interfering with the business of the Borrower and its Subsidiaries;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business or consistent with industry practice;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the lapse, abandonment or other disposition of intellectual property rights in the ordinary course of business or consistent with industry practice, which in the reasonable good faith determination of the Borrower, are not material to the conduct of the business of the Borrower and its Subsidiaries taken as a whole;

(r) the granting of a Lien that is permitted under Section 7.01;

(s) the issuance of directors’ qualifying shares and shares of Capital Stock of Foreign Subsidiaries issued to foreign nationals as required by applicable Law;

(t) the disposition of any assets (including Equity Interests) (i) acquired in a Permitted Acquisition or other Investment permitted hereunder, which assets are (x) not used or useful in the ordinary course or the principal business of the Borrower and its Subsidiaries or (y) non-core assets or assets that are surplus or unnecessary to the business or operations of the Borrower and its Subsidiaries; provided that any Net

Proceeds received in connection with a disposition under this clause (i)(y) must be applied in accordance with Section 2.05(2)(b)(i) as if such disposition were an “Asset Sale”; or (ii) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the good faith determination of the Borrower to consummate any acquisition permitted hereunder; provided that, notwithstanding anything herein to the contrary, any Net Proceeds received in connection with a disposition under this clause (ii) must be applied in accordance with Section 2.05(2)(b)(i) as if such disposition were an “Asset Sale”;

(u) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property with similar fair market value to the property so exchanged; provided that the aggregate fair market value for any individual transaction or series of related transactions shall not exceed the greater of (I) $10.0 million and (II) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis);

(v) dispositions of property for fair market value in connection with any Sale-Leaseback Transaction; provided that the aggregate fair market value of all dispositions permitted under this clause (v) shall not exceed $15.0 million; provided that, notwithstanding anything herein to the contrary, any Net Proceeds received in connection with a disposition under this clause (v) must be applied in accordance with Section 2.05(2)(b)(i) as if such disposition were an “Asset Sale”;

(w) [reserved]; and

(x) the sales of property or assets for an aggregate fair market value since the Closing Date not to exceed the greater of $8.0 million and 20% of Consolidated EBITDA of the Borrower and its Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis).

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit D-1 or any other form approved by the Administrative Agent.

“Assumption” has the meaning specified in Section 10.25.

“ASU” has the meaning specified in Section 1.03.

“Attorney Costs” means all reasonable fees, expenses and disbursements of any law firm or other external legal counsel, to the extent documented in reasonable detail and invoiced.

“Attributable Indebtedness” means, on any date, in respect of any Capitalized Lease Obligation of any Person, the amount thereof that would appear as a liability on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Auction Agent” means (a) the Administrative Agent or (b) any other financial institution or advisor engaged by the Borrower (whether or not an Affiliate of the Administrative Agent) to act as an arranger in connection with any Discounted Term Loan Prepayment pursuant to Section 2.05(1)(e); provided that the Borrower shall not designate the Administrative Agent as the Auction Agent without the written consent of the Administrative Agent (it being understood that the Administrative Agent shall be under no obligation to agree to act as the Auction Agent); provided further that neither the Borrower nor any of its Affiliates may act as the Auction Agent.

“Auto-Extension Letter of Credit” has the meaning specified in Section 2.03(2)(c).

“Available Incremental Amount” has the meaning specified in Section 2.14(4)(d).

“Available Incremental Revolver Cap” has the meaning specified in Section 2.14(5)(b)(xii).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” has the meaning specified in Section 8.02.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as announced from time to time by the Administrative Agent as its “Prime Rate” and (c) the Eurodollar Rate on such day for an Interest Period of one (1) month plus 1.00% (or, if such day is not a Business Day, the immediately preceding Business Day). If the Base Rate is being used as an alternate rate of interest pursuant to Article III hereof, then the Base Rate shall be the greater of clause (a) and (b) above and shall be determined without reference to clause (c) above. Notwithstanding the foregoing, if the Base Rate shall be less than 2.25%, such rate shall be deemed to be 2.25% for purposes of this Agreement.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Basket” means any amount, threshold, exception or value (including by reference to the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio, the Total Net Leverage Ratio, Consolidated EBITDA or Total Assets) permitted or prescribed with respect to any Lien, Indebtedness, Asset Sale, Investment, Restricted Payment, transaction, action, judgment or amount under any provision in this Agreement or any other Loan Document.

“Benchmark Replacement” means the sum of: (a) the alternate benchmark rate (which may include Term SOFR) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to LIBOR for U.S. dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than 1.25% per annum, the Benchmark Replacement will be deemed to be 1.25% per annum for the purposes of this Agreement; provided further that the Administrative Agent and the Borrower shall cooperate in good faith and use commercially reasonable efforts to satisfy any applicable requirements under proposed or final U.S. Treasury Regulations or other Internal Revenue Service guidance such that the use of a Benchmark Replacement shall not result in a deemed exchange of any Loan under Section 1001 of the Code.

“Benchmark Replacement Adjustment” means, with respect to any replacement of LIBOR with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of LIBOR with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of LIBOR with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters) that the Administrative Agent and the Borrower decide (any consent of the Borrower not to be unreasonably withheld, conditioned or delayed) may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent and the Borrower decide (any consent of the Borrower not to be unreasonably withheld, conditioned or delayed) is reasonably necessary in connection with the administration of this Agreement).

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to LIBOR:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of LIBOR permanently or indefinitely ceases to provide LIBOR; or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to LIBOR:

(1) a public statement or publication of information by or on behalf of the administrator of LIBOR announcing that such administrator has ceased or will cease to provide LIBOR, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide LIBOR;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of LIBOR, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for LIBOR, a resolution authority with jurisdiction over the administrator for LIBOR or a court or an entity with similar insolvency or resolution authority over the administrator for LIBOR, which states that the administrator of LIBOR has ceased or will cease to provide LIBOR permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide LIBOR; or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of LIBOR announcing that LIBOR is no longer representative.

“Benchmark Transition Start Date” means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Required Lenders, as applicable, by notice to the Borrower, the Administrative Agent (in the case of such notice by the Required Lenders) and the Lenders.

“Benchmark Unavailability Period” means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to LIBOR and solely to the extent that LIBOR has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced LIBOR for all purposes hereunder in accordance with Section 1.12 and (y) ending at the time that a Benchmark Replacement has replaced LIBOR for all purposes hereunder pursuant to the Section titled “Effect of Benchmark Transition Event.”

“Beneficial Ownership Certification” means a certification regarding individual beneficial ownership solely to the extent expressly required by 31 C.F.R. § 1010.230 (“Beneficial Ownership Regulation”).

“Beneficial Ownership Regulation” has the meaning specified in the definition of Beneficial Ownership Certification.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code that is subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Big Boy Letter” means a letter from a Lender acknowledging that (1) an assignee may have information regarding Holdings, the Borrower and any Subsidiary of the Borrower, their ability to perform the Obligations or any other material information that has not previously been disclosed to the Administrative Agent and the Lenders (“Excluded Information”), (2) the Excluded Information may not be available to such Lender, (3) such Lender has independently and without reliance on any other party made its own analysis and determined to assign Term Loans to such assignee pursuant to Section 10.07(h) or (l) notwithstanding its lack of knowledge of the Excluded Information and (4) such Lender waives and releases any claims it may have against the Administrative Agent, such assignee, Holdings, the Borrower and the Subsidiaries of the Borrower with respect to the nondisclosure of the Excluded Information; or otherwise in form and substance reasonably satisfactory to such assignee, the Administrative Agent and assigning Lender.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have such a board of directors or other governing body and is owned or managed by a single entity, the Board of Directors of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such Board of Directors. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Borrower.

“Borrower” has the meaning specified in the introductory paragraph to this Agreement.

“Borrower Offer of Specified Discount Prepayment” means any offer by any Borrower Party to make a voluntary prepayment of Loans at a specified discount to par pursuant to Section 2.05(1)(e)(B).

“Borrower Parties” means the collective reference to Holdings, the Borrower and each Subsidiary of the Borrower and “Borrower Party” means any of them.

“Borrower Solicitation of Discount Range Prepayment Offers” means the solicitation by any Borrower Party of offers for, and the corresponding acceptance by a Lender of, a voluntary prepayment of Loans at a specified range of discounts to par pursuant to Section 2.05(1)(e)(C).

“Borrower Solicitation of Discounted Prepayment Offers” means the solicitation by any Borrower Party of offers for, and the subsequent acceptance, if any, by a Lender of, a voluntary prepayment of Loans at a discount to par pursuant to Section 2.05(1)(e)(D).

“Borrowing” means a borrowing consisting of Loans of the same Class and Type made, converted or continued on the same date and, in the case of Eurodollar Rate Loans, having the same Interest Period.

“Broker-Dealer Regulated Subsidiary” means any Subsidiary of the Borrower that is registered as a broker-dealer under the Exchange Act or any other applicable Laws requiring such registration.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the jurisdiction where the Administrative Agent’s Office is located (which, as of the date of this Agreement, is New York, New York) and if such day relates to any interest rate settings as to a Eurodollar Rate Loan, any fundings, disbursements, settlements and payments in respect of any such Eurodollar Rate Loan, or any other dealings to be carried out pursuant to this Agreement in respect of any such Eurodollar Rate Loan, means any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market.

“Capital Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capitalized Lease Obligations) by the Borrower and the Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures on the consolidated statement of cash flows of the Borrower and the Subsidiaries.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares in the capital of such corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into or exchangeable for Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP in accordance with Section 1.03.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Subsidiaries.

“Captive Insurance Subsidiary” means any Subsidiary of the Borrower that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Collateral” has the meaning specified in the definition of “Cash Collateralize.”

“Cash Collateral Account” means an account held in the name of a Loan Party at, and subject to the sole dominion and control of, the Collateral Agent.

“Cash Collateralize” means, in respect of an Obligation, to provide and pledge cash or Cash Equivalents in Dollars as collateral, at a location, in an amount (which shall be equal to 103% of the Outstanding Amount of the applicable L/C Obligations) and pursuant to documentation in form and substance reasonably satisfactory to the relevant Issuing Bank with respect to any Letter of Credit, as applicable. “Cash Collateral” has a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means:

(1) Dollars;

(2) (a) Euros, Yen, Canadian Dollars, Sterling or any national currency of any participating member state of the EMU;

(a) in the case of any Foreign Subsidiary or any jurisdiction in which the Borrower or any Subsidiary conducts business, such local currencies held by it from time to time in the ordinary course of business or consistent with industry practice;

(3) readily marketable direct obligations issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 36 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of three years or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding three years and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) above or clauses (6), (7) and (8) below entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

(6) commercial paper and variable or fixed rate notes rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another rating agency selected by the Borrower) and in each case maturing within 36 months after the date of acquisition thereof;

(7) marketable short-term money market and similar liquid funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another rating agency selected by the Borrower);

(8) securities issued or directly and fully and unconditionally guaranteed by any state, commonwealth or territory of the United States or any political subdivision or taxing authority of any such state, commonwealth or territory or any public instrumentality thereof having maturities of not more than 36 months from the date of acquisition thereof;

(9) readily marketable direct obligations issued or directly and fully and unconditionally guaranteed by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another rating agency selected by the Borrower) with maturities of 36 months or less from the date of acquisition;

(10) Indebtedness issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another rating agency selected by the Borrower) with maturities of 36 months or less from the date of acquisition;

(11) Investments with average maturities of 36 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another rating agency selected by the Borrower);

(12) investments, classified in accordance with GAAP as current assets of the Borrower or any Subsidiary, in money market investment programs which are registered under the Investment Company Act of 1940 or which are administered by financial institutions having capital of at least $250 million, and, in either case, the portfolios of which are limited such that substantially all of such Investments are of the character, quality and maturity described in clauses (1) through (11) above;

(13) investment funds investing substantially all of their assets in securities of the types described in clauses (1) through (12) above; and

(14) solely with respect to any Captive Insurance Subsidiary, any investment that the Captive Insurance Subsidiary is not prohibited to make in accordance with applicable Law.

In the case of Investments by any Foreign Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents will also include (i) investments of the type and maturity described in clauses (1) through (14) above of foreign obligors, which investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by Foreign Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (14) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents will include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts, except amounts used to pay non-Dollar denominated obligations of the Borrower or any Subsidiary in the ordinary course of business, are expected by the Borrower to be converted into any currency listed in clause (1) or (2) above as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts (and solely to the extent so converted on or prior to such tenth (10th) Business Day).

“Cash Management Agreement” means any agreement entered into from time to time by Holdings, the Borrower or any Subsidiary in connection with cash management services for collections, other Cash Management Services and for operating, payroll and trust accounts of such Person, including automatic clearing house services, controlled disbursement services, electronic funds transfer services, information reporting services, lockbox services, stop payment services and wire transfer services.

“Cash Management Bank” means (a) any Person that is an Agent, a Lender or an Affiliate of an Agent or Lender on the Closing Date or at the time it entered into a Secured Cash Management Agreement, whether or not such Person subsequently ceases to be an Agent, a Lender or an Affiliate of an Agent or Lender or (b) any Person from time to time approved by the Administrative Agent and specifically designated in writing as a “Cash Management Bank” by the Borrower to the Administrative Agent.

“Cash Management Obligations” means obligations owed by Holdings, the Borrower or any Subsidiary to any Cash Management Bank in connection with, or in respect of, any Cash Management Services.

“Cash Management Services” means (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, (b) treasury management services (including controlled disbursement, overdraft, automatic clearing house fund transfer services, return items and interstate depository network services), (c) foreign exchange, netting and currency management services and (d) any other demand deposit or operating account relationships or other cash management services, including under any Cash Management Agreements.

“Casualty Event” means any event that gives rise to the receipt by the Borrower or any Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace or repair such equipment, fixed assets or real property.

“Change in Law” means the occurrence, after the Closing Date, of any of the following: (a) the adoption of any law, rule, regulation or treaty (excluding the taking effect after the Closing Date of a law, rule, regulation or treaty adopted prior to the Closing Date), (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority. It is understood and agreed that (i) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Public Law 111-203, H.R. 4173), all Laws relating thereto and all interpretations and applications thereof and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall, for the purpose of this Agreement, be deemed to be adopted subsequent to the Closing Date.

“Change of Control” means the occurrence of any of the following after the Closing Date:

(1) at any time prior to the consummation of the first public offering of the Borrower’s common equity or the common equity of any Parent Company after the Closing Date, (x) the Permitted Holders ceasing to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), in the aggregate, directly or indirectly, at least a majority of the aggregate ordinary voting power and the economic interests represented by the issued and outstanding Equity Interests of Holdings and (y) the Sponsor ceases to control, directly or indirectly, beneficially, ordinary voting power of Holdings in an amount that is less than the amount of ordinary voting power of Holdings held by any other Person; or

(2) at any time following the consummation of the first public offering of the Borrower’s common equity or the common equity of any Parent Company after the Closing Date, (a) any Person (other than a Permitted Holder) or (b) Persons (other than one or more Permitted Holders) constituting a “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), becoming the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act) (excluding any employee benefit plan of such Person and its subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), directly or indirectly, of Equity Interests of Holdings representing more than thirty five percent (35%) of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of Holdings and the percentage of aggregate ordinary voting power so held is greater than the percentage of the aggregate ordinary voting power represented by the Equity Interests of Holdings beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders (it being understood and agreed that for purposes of measuring beneficial ownership held by any Person that is not a Permitted Holder, Equity Interests held by any Permitted Holder will be excluded); or

(3) the Borrower ceases to be directly or indirectly wholly owned by Holdings (or any successor or Parent Company that has become a Guarantor in lieu of Holdings);

unless, in the case of clause (2) above, the Permitted Holders have, at such time, directly or indirectly, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the board of directors of Holdings.

“Charge” means any charge, fee, expense, expenditure, cost, loss, accrual, reserve of any kind and any other deduction included in the calculation of Consolidated Net Income.

“Class” (a) when used with respect to Lenders, refers to whether such Lenders have Loans or Commitments with respect to a particular Class of Loans or Commitments, (b) when used with respect to Commitments, refers to whether such Commitments are Closing Date Term B-1 Loan Commitments, Closing Date Term B-2 Loan Commitments, Delayed Draw Term B-1 Loan Commitments, Delayed Draw Term B-2 Loan Commitments, Revolving Commitments, Incremental Revolving Commitments, Incremental Term Commitments, Commitments in respect of any Class of Replacement Loans, Extended Revolving Commitments of a given Extension Series, in each case not designated part of another existing Class and (c) when used with respect to Loans or a Borrowing, refers to whether such Loans, or the Loans comprising such Borrowing, are Closing Date Term B-1 Loans, Closing Date Term B-2 Loans, Delayed Draw Term B-1 Loans, Delayed Draw Term B-2 Loans, Revolving Loans under the Closing Date Revolving Facility, Incremental Term Loans, Incremental Revolving Loans, Replacement Loans, Extended Term Loans or Loans made pursuant to Extended Revolving Commitments, in each case not designated part of another existing Class. Commitments (and, in each case, the Loans made pursuant to such Commitments) that have different terms and conditions shall be construed to be in different Classes. Commitments (and, in each case, the Loans made pursuant to such Commitments) that have identical terms and conditions shall be construed to be in the same Class. For the avoidance of doubt, after a Delayed Draw Term Loan Funding Date, (i) the Closing Date Term B-1 Loans and the Delayed Draw Term B-1 Loans that have been funded hereunder shall be treated as a single Class under this Agreement for all purposes and (ii) the Closing Date Term B-2 Loans and the Delayed Draw Term B-2 Loans that have been funded hereunder shall be treated as a single Class under this Agreement for all purposes.

“Closing Date” means the first date on which all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01, and the Closing Date Term Loans are made to the Borrower pursuant to Section 2.01(1), which date was May 14, 2020.

“Closing Date Loans” means the Closing Date Term B-1 Loans, the Closing Date Term B-2 Loans and any Closing Date Revolving Borrowing.

“Closing Date Material Adverse Effect” means a “Material Adverse Effect” as defined in the Acquisition Agreement.

“Closing Date Merger” has the meaning specified in the introductory paragraph to this Agreement.

“Closing Date Refinancing” means the repayment of all outstanding Indebtedness under the Existing Credit Agreement.

“Closing Date Revolving Borrowing” means one or more Borrowings of Revolving Loans on the Closing Date pursuant to Section 2.01(2) in accordance with the requirements specified or referred to in Section 6.14.

“Closing Date Revolving Facility” means the Revolving Facility made available by the Revolving Lenders as of the Closing Date.

“Closing Date Term B-1 Lender” means each Lender who holds Closing Date Term B-1 Loans.

“Closing Date Term B-1 Loan Commitment” means, as to each Closing Date Term B-1 Lender, its obligation to make a Closing Date Term B-1 Loan to the Borrower in an aggregate amount not to exceed the amount specified opposite such Closing Date Term B-1 Lender’s name on Schedule 2.01 under the caption “Closing Date Term B-1 Loan Commitment” or in the Assignment and Assumption (or Affiliated Lender Assignment and Assumption) pursuant to which such Closing Date Term B-1 Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including pursuant to Sections 2.14 or 2.16). The initial aggregate amount of the Closing Date Term B-1 Loan Commitments is $30,300,000.

“Closing Date Term B-1 Loan Facility” means the Closing Date Term B-1 Loans.

“Closing Date Term B-1 Loans” means the Term Loans made by the Term Lenders on the Closing Date to the Borrower pursuant to Section 2.01(1)(a).

“Closing Date Term B-2 Lender” means each Lender who holds Closing Date Term B-2 Loans.

“Closing Date Term B-2 Loan Commitment” means, as to each Closing Date Term B-2 Lender, its obligation to make a Closing Date Term B-2 Loan to the Borrower in an aggregate amount not to exceed the amount specified opposite such Closing Date Term B-2 Lender’s name on Schedule 2.01 under the caption “Closing Date Term B-2 Loan Commitment” or in the Assignment and Assumption (or Affiliated Lender Assignment and Assumption) pursuant to which such Closing Date Term B-2 Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including pursuant to Sections 2.14 or 2.16). The initial aggregate amount of the Closing Date Term B-2 Loan Commitments is $179,700,000.

“Closing Date Term B-2 Loan Facility” means the Closing Date Term B-2 Loans.

“Closing Date Term B-2 Loans” means the Term Loans made by the Term Lenders on the Closing Date to the Borrower pursuant to Section 2.01(1)(b).

“Closing Date Term Loan Commitment” means the Closing Date Term B-1 Loan Commitment and the Closing Date Term B-2 Loan Commitment.

“Closing Date Term Loan Facility” means the Closing Date Term B-1 Loan Facility and the Closing Date Term B-2 Loan Facility, as applicable.

“Closing Date Term Loans” means the Closing Date Term B-1 Loans and the Closing Date Term B-2 Loans.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Co-Investors” means any of (1) the assignees, if any, of the equity commitments of any Sponsor who become holders of Equity Interests in Holdings (or any Parent Company) on the Closing Date in connection with the Acquisition and (2) the transferees, if any, that acquire, within ninety (90) days of the Closing Date, any Equity Interests in Holdings (or any Parent Company) held by any Sponsor as of the Closing Date; provided, that, Sponsor shall not assign, dispose of or otherwise transfer more than 10% of the Equity Interests that it owns in Holdings on the Closing Date pursuant to this clause (2).

“Co-Sponsor” means each of (x) Summit Partners, L.P. and its Affiliates thereof and (y) Silversmith Capital Partners and its Affiliates.

“Collateral” means all the “Collateral” (or equivalent term) as defined in any Collateral Document and the Mortgaged Properties, if any.

“Collateral Agent” has the meaning specified in the introductory paragraph to this Agreement.

“Collateral and Guarantee Requirement” means, at any time, the requirement that:

(1) the Collateral Agent shall have received each Collateral Document required to be delivered (a) on the Closing Date pursuant to Sections 4.01(1)(c) or 4.01(1)(d) or (b) pursuant to the Security Agreement or Sections 6.11 or 6.13 at such time required by the Security Agreement or by such Sections to be delivered, in each case, duly executed by each Loan Party that is party thereto;

(2) all Obligations shall have been unconditionally guaranteed by (a) Holdings (or any successor thereto), (b) Borrower (other than with respect to its own Obligations), (c) each Subsidiary of the Borrower (other than any Excluded Subsidiary), which as of the Closing Date after giving effect to the Acquisition shall include those that are listed on Schedule 1.01(1) hereto (the Persons in the preceding clauses (a) through (c), together with any Person joined pursuant to the Excluded Subsidiary Joinder Exception, collectively, the “Guarantors”);

(3) except to the extent otherwise provided hereunder or under any Collateral Document, the Obligations and the Guaranty shall have been secured by a perfected first priority security interest, subject only to Liens permitted by Section 7.01, on:

(a) all the Equity Interests of the Borrower,

(b) all Equity Interests of each Subsidiary (other than any Excluded Subsidiary) that is directly owned by any Loan Party, and

(c) 65% of the issued and outstanding Equity Interests of each (i) wholly owned Domestic Subsidiary that is (a) a Foreign Subsidiary Holdco and (b) directly owned by a Loan Party and (ii) wholly owned Foreign Subsidiary that is directly owned by a Loan Party (in each case, to the extent such Domestic Subsidiary or Foreign Subsidiary is not an Excluded Subsidiary (other than by virtue of being a Foreign Subsidiary Holdco or Foreign Subsidiary, as applicable));

(4) except to the extent otherwise provided hereunder or under any Collateral Document, including subject to Liens permitted by Section 7.01, and in each case subject to exceptions and limitations otherwise set forth in this Agreement and the Collateral Documents, the Obligations and the Guaranty shall have been secured by a security interest in substantially all tangible and intangible personal property of the Borrower and each Guarantor (including accounts, inventory, equipment, investment property, contract rights, applications and registrations of intellectual property, other general intangibles, and proceeds of the foregoing (in each case, other than Excluded Assets)), in each case,

(a) that has been perfected (to the extent such security interest may be perfected) by:

(i) delivering certificated securities and instruments, in which a security interest can be perfected by physical control, in each case to the extent expressly required hereunder or the Security Agreement (solely in respect of any promissory note in excess of $4.0 million, Indebtedness of any Subsidiary that is not a Guarantor that is owing to any Loan Party (which may be evidenced by the Intercompany Note and pledged to the Collateral Agent) and certificated Equity Interests of the Borrower and its Subsidiaries that are otherwise required to be pledged pursuant to the Collateral Documents to the extent required under clause (3) above),

(ii) filing financing statements under the Uniform Commercial Code of any applicable jurisdiction,

(iii) making any necessary filings with the United States Patent and Trademark Office or United States Copyright Office,

(iv) filings in the applicable real estate records with respect to Mortgaged Properties (or any fixtures related to Mortgaged Properties) to the extent required by the Collateral Documents, or

(v) delivering Control Agreements with respect to the Loan Parties’ Deposit Accounts and Securities Accounts (other than any Excluded Accounts), and

(b) with the priority required by the Collateral Documents; and

(5) subject to the exceptions and limitations set forth in this Agreement, the Collateral Agent shall have received counterparts of a Mortgage, together with the other deliverables described in Section 6.11(2)(b), with respect to each Material Real Property listed on Schedule 1.01(2) or to the extent required to be delivered pursuant to Section 6.11 or Section 6.13 (the “Mortgaged Properties”) duly executed and delivered by the record owner of such property within the time periods set forth in said Sections; provided that (i) to the extent any Mortgaged Property is located in a jurisdiction which imposes mortgage recording taxes, intangibles tax, documentary tax or similar recording fees or Taxes, (a) the relevant Mortgage shall not secure an amount in excess of the fair market value of the Mortgaged Property subject thereto and (b) the relevant Mortgage shall not secure the Indebtedness in respect of the Revolving Facility to the extent those jurisdictions impose such aforementioned Taxes on paydowns or re-advances applicable to such Indebtedness unless it is feasible to limit recovery to a capped amount that would not be subject to re-borrowing and (ii) no flood insurance or compliance with any Flood Insurance Laws shall be required with respect to any Mortgaged Property (other than a flood hazard determination as described in Section 6.11(2)(b)(v)).

The foregoing definition shall not require, and the Loan Documents shall not contain any requirements as to, the creation, perfection or maintenance of pledges of, or security interests in, Mortgages on, or the obtaining of Mortgage Policies, surveys, abstracts or appraisals or taking other actions with respect to, any Excluded Assets.

The Collateral Agent may grant extensions of time for the creation, perfection or maintenance of security interests in, or the execution or delivery of any Mortgage and the obtaining of title insurance, surveys or Opinions of Counsel with respect to, particular assets or with respect to any deliverable or action that requires cooperation from a third party (including extensions beyond the Closing Date for the creation, perfection or maintenance of security interests in the assets of the Loan Parties on such date) where it reasonably determines, in consultation with the Borrower, that creation, perfection or maintenance cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Collateral Documents.

There shall be (I) no actions required by the Laws of any non-U.S. jurisdiction under the Loan Documents in order to create any security interests in any assets or to perfect or make enforceable such security interests in any assets (including any intellectual property registered or applied for in any non U.S. jurisdiction) and (II) no Guaranties or Collateral Documents (including security agreements and pledge agreements) governed under the laws of any non-U.S. jurisdiction. Notwithstanding anything else provided in the Loan Documents, the Borrower may, in its sole discretion elect to join any Excluded Subsidiary as a Guarantor subject to, in the case of Foreign Subsidiaries, (x) the jurisdiction of incorporation of such Foreign Subsidiary being reasonably satisfactory to the Administrative Agent and the AAL Last Out Representative in light of legal permissibility and the policies and procedures of the Administrative Agent and the Lenders for similarly situated companies (as reasonably determined by the Administrative Agent and the AAL Last Out Representative; provided that the United Kingdom and Canada are deemed to be reasonably satisfactory) and (y) collateral and security provisions reasonably acceptable to the Required Lenders to be negotiated in good faith (the “Excluded Subsidiary Joinder Exception”); provided that, so long as no Event of Default has occurred and is continuing, the Borrower may elect to release (a “Guarantor Release Election”) any such Excluded Subsidiary (a “Released Subsidiary”) from its obligations as a Guarantor in its sole discretion (so long as such release (A) shall be subject to Borrower or its Subsidiaries having capacity to make an Investment in such Released Subsidiary (in an amount equal to the fair market value of the equity and assets of such Released Subsidiary) once it is no longer a Guarantor and shall be deemed an Investment in such Released Subsidiary and (B) shall be subject to such Released Subsidiary having capacity to incur any Indebtedness or Liens once it is no longer a Guarantor and shall constitute the incurrence at the time of release of any Indebtedness and Liens of such Released Subsidiary existing at such time) (it being understood and agreed that such right to elect to release any such Excluded Subsidiary in accordance with the immediately preceding clauses (A) and (B) shall be in addition to any other right to release any such Excluded Subsidiary from its obligations as a Guarantor pursuant to Section 10.24); provided further that to the extent any Foreign Subsidiary is joined pursuant to the Excluded Subsidiary Joinder Exception, any requirements under this Collateral and Guarantee Requirement and any related provisions under the Loan Documents as applied to such Foreign Subsidiary (solely to the extent any such provision would not otherwise have applied in respect of such Foreign Subsidiary if it were a Subsidiary that did not constitute a Loan Party) may be modified (including with respect to the addition of customary limitations applicable to the provision of guarantees and collateral in the applicable non-U.S. jurisdiction) as reasonably determined by the Borrower and the Administrative Agent and the AAL Last Out Representative.

No perfection through control agreements or perfection by “control” shall be required with respect to any assets (other than to the extent required under clauses (4)(a)(i) and 4(a)(v) above and Section 6.16)) under the Loan Documents. There shall be no (x) requirement to obtain any landlord waivers, estoppels or collateral access letters or (y) requirement to perfect a security interest in any letter of credit rights, other than by the filing of a UCC financing statement.

“Collateral Documents” means, collectively, the Security Agreement, the Intellectual Property Security Agreements, the Mortgages (if any), the Control Agreements, each of the collateral assignments, security agreements, pledge agreements or other similar agreements delivered to the Administrative Agent, Collateral Agent or the Lenders pursuant to Sections 4.01(1)(c), 4.01(d), 6.11 or 6.13 and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

“Commitment” means a Revolving Commitment, an Incremental Revolving Commitment, a Closing Date Term B-1 Loan Commitment, a Closing Date Term B-2 Loan Commitment, a Delayed Draw Term B-1 Loan Commitment, a Delayed Draw Term B-2 Loan Commitment, an Incremental Term Commitment, an Extended Revolving Commitment of a given Extension Series, or any commitment in respect of Replacement Loans, as the context may require.

“Commitment Fee Rate” means a percentage per annum equal to the Applicable Rate set forth in the “Commitment Fee Rate” column of the chart in clause (3) of the definition of “Applicable Rate.”

“Committed Loan Notice” means a notice of (1) a Borrowing with respect to a given Class of Loans, (2) a conversion of Loans of a given Class from one Type to the other or (3) a continuation of Eurodollar Rate Loans of a given Class, pursuant to Section 2.02(1), which, if in writing, shall be substantially in the form of Exhibit A, or such other form as may be approved by the Administrative Agent and the Borrower (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent and the Borrower), appropriately completed and signed by a Responsible Officer of the Borrower.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. §1 et. seq.), as amended from time to time and any successor statute.

“Company” has the meaning specified in the introductory paragraph to this Agreement.

“Compensation Period” has the meaning specified in Section 2.12(3)(b).

“Compliance Certificate” means a certificate substantially in the form of Exhibit C and which certificate shall in any event be a certificate of a Financial Officer of the Borrower:

(1) certifying as to whether a Default has occurred and is continuing and, if applicable, specifying the details thereof and any action taken or proposed to be taken with respect thereto (in each case, other than any Default with respect to which the Administrative Agent has otherwise obtained notice in accordance with Section 6.03(1)),

(2) in the case of financial statements delivered under Section 6.01(1), setting forth reasonably detailed calculations of (i) Excess Cash Flow for each fiscal year, commencing with the financial statements for the fiscal year ending December 31, 2021, and (ii) the Net Proceeds received during the applicable period (after the Closing Date in the case of the fiscal year ending December 31, 2020) by or on behalf of the Borrower or any Subsidiary in respect of any Asset Sale or Casualty Event subject to prepayment pursuant to Section 2.05(2)(b)(i) and the portion of such Net Proceeds that has been invested or is intended to be reinvested in accordance with Section 2.05(2)(b)(ii), and

(3) setting forth (a) (x) a calculation of the Total Net Leverage Ratio as of the last day of the most recently ended Test Period and (y) whether such Total Net Leverage Ratio as of the last day of the most recently ended Test Period is in compliance with the required level set forth in Section 7.12 for such Test Period and (b) if the First Lien Net Leverage Ratio as of the last day of the most recently ended Test Period would result in a change in the applicable “Pricing Level” as set forth in the definition of “Applicable Rate,” setting forth a calculation of such First Lien Net Leverage Ratio.

“CONA” means Capital One, National Association.

“Conforming Accounting Report” has the meaning specified in Section 6.01(1).

“Consolidated Current Assets” means, as at any date of determination, the total assets of the Borrower and the Subsidiaries on a consolidated basis that may properly be classified as current assets in conformity with GAAP, excluding cash and Cash Equivalents, amounts related to current or deferred taxes based on income or profits, assets held for sale, loans (permitted) to third parties, pension assets, deferred bank fees, derivative financial instruments and any assets in respect of Hedge Agreements, and excluding the effects of adjustments pursuant to GAAP resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition.

“Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of the Borrower and the Subsidiaries on a consolidated basis that may properly be classified as current liabilities in conformity with GAAP, excluding (A) the current portion of any Funded Debt, (B) the current portion of interest, (C) accruals for current or deferred taxes based on income or profits, (D) accruals of any costs or expenses related to restructuring reserves or severance, (E) Revolving Loans, Swing Line Loans and L/C Obligations under this

Agreement or any other revolving loans, swingline loans and letter of credit obligations under any other revolving credit facility, (F) the current portion of any Capitalized Lease Obligation, (G) deferred revenue arising from cash receipts that are earmarked for specific projects, (H) liabilities in respect of unpaid earn-outs, (I) the current portion of any other long-term liabilities, (J) accrued litigation settlement costs and (K) any liabilities in respect of Hedge Agreements, and, furthermore, excluding the effects of adjustments pursuant to GAAP resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Subsidiaries, including the amortization of intangible assets, deferred financing fees, debt issuance costs, commissions, fees and expenses and the amortization of Capitalized Software Expenditure of such Person and its Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Subsidiaries for such period:

(a) increased by (without duplication, and as determined in accordance with GAAP to the extent applicable):

(i) (A) provision for taxes based on income or profits or capital, plus state, provincial, franchise, property or similar taxes and foreign withholding taxes and foreign unreimbursed value added taxes, of such Person for such period (including, in each case, penalties and interest related to such taxes or arising from tax examinations) deducted in computing Consolidated Net Income and (B) amounts paid to Holdings or any direct or indirect parent of Holdings in respect of taxes in accordance with Section 7.05(b)(14), solely to the extent such amounts were deducted in computing Consolidated Net Income; plus

(ii) (A) total interest expense (net of interest income without duplication of amounts netted in computing Consolidated Net Income) of such Person and, to the extent not reflected in such total interest expense, any losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, and (B) bank fees and costs owed with respect to letters of credit, bankers acceptances and surety bonds, in each case under this clause (B), in connection with financing activities and, in each case under clauses (A) and (B), to the extent the same were deducted in computing Consolidated Net Income; plus

(iii) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted in computing Consolidated Net Income; plus

(iv) any (A) Transaction Expenses and (B) reasonable fees, costs, expenses or charges incurred in connection with (x) any issuance or offering of Equity Interests (including any Qualifying IPO), Investment, joint venture, acquisition (including any one-time costs incurred in connection with any Permitted Acquisition or any other Investment permitted hereunder), non-ordinary course disposition, recapitalization or the issuance, incurrence, redemption, exchange or repayment of Indebtedness (including, with respect to Indebtedness, a refinancing thereof), including any costs and expenses relating to any registration statement, or registered exchange offer, in respect of any Indebtedness permitted hereunder, (y) any amendment, waiver, consent or modification to any documentation governing the terms of any transaction described in the immediately preceding subclause (x) or (z) any amendment, waiver, consent or modification to any Loan Document or any other document governing any Indebtedness, in each case under subclauses (x), (y) and (z), whether or not such transaction or amendment, waiver, consent or modification is successful, and solely to the extent such transaction or amendment, waiver, consent or modification is not prohibited from being incurred, made or entered into by the terms of this Agreement, in each case, deducted in computing Consolidated Net Income; plus

(v) any charges, losses or expenses related to signing, retention, relocation, recruiting or completion bonuses or recruiting costs, severance costs, transition costs, curtailments or modifications to pension and post-employment employee benefit plans (including any settlement of pension liabilities), costs in connection with the establishment or acquisition of an Affiliated Practice, costs of strategic initiatives, costs and expenses relating to implementation of operational and reporting systems and technology initiatives, costs incurred in connection with product and intellectual property development and new systems design, costs of information technology and similar upgrades, signing costs, project start-up costs, integration and systems establishment costs, business optimization expenses or costs (including costs and expenses relating to intellectual property restructurings) and restructuring and similar charges, expenses and reserves, in each case, to the extent the same were deducted in computing Consolidated Net Income; provided, that amounts added back pursuant to this clause (v) in any Test Period shall, when aggregated with the amounts excluded from Consolidated Net Income pursuant to clause (a) thereof, amounts added back to Consolidated EBITDA pursuant to clauses (a)(x), (a)(xi), (a)(xvii) and (a)(xviii) and expenses and synergies added back pursuant to Section 1.07(3) (in the case of Section 1.07(3), in connection with a Specified Transaction consummated after the Closing Date), in each case, solely to the extent such items are not prepared in compliance with Regulation S-X, shall not exceed an aggregate amount equal to 25% of Consolidated EBITDA for such Test Period determined on a pro forma basis (calculated before giving effect to such amounts); plus

(vi) (A) consulting, management and similar fees, expenses and indemnities payable to the Sponsor, any Co-Sponsor or any Co-Investors to the extent payment thereof is permitted by this Agreement and (B) compensation and expense reimbursements payable to directors and officers, any indemnity payments, and any expenses for director and officer insurance premiums to the extent such payment is permitted by this Agreement, in each case, to the extent the same were deducted in computing Consolidated Net Income; plus

(vii) any other non-cash charges, expenses, losses or items, including any write offs or write downs (excluding any write offs or write downs of inventory or Third Party Payor accounts receivable) other than to the extent such items represent an accrual or reserve for potential cash items in any future period); provided that such non-cash charges, expenses, losses or items shall only be added back to the extent the same were deducted in computing Consolidated Net Income for such period; plus

(viii) the amount of any minority interest expense or non-controlling interest consisting of Subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Subsidiary deducted in calculating Consolidated Net Income; plus

(ix) without duplication of amounts added back pursuant to clause (a)(vi) above, the amount of customary fees, reasonable out-of-pocket costs, indemnities and expenses paid or accrued in such period to any Permitted Holder or any of their Affiliates to the extent permitted under Section 7.07 and deducted in such period in computing Consolidated Net Income; plus

(x) the amount of “run rate” cost savings, operating expense reductions, restructuring charges and expenses and synergies related to (x) any acquisition, divestiture, other specified transaction, restructuring, cost savings initiative or other strategic or business optimization initiative consummated on or prior to the Closing Date, or (y) the Transactions, in each case, projected by the Borrower in good faith to result from actions which have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) within eighteen (18) months after such acquisition, divestiture, other specified transaction, restructuring, cost savings initiative, or other initiative was, or Transactions were, consummated and reasonably anticipated to be realizable within such eighteen (18) month period (which “run rate” cost savings, operating expense reductions and synergies shall be calculated on a pro forma basis as though such “run rate” cost savings, operating expense reductions, restructuring charges and expenses and synergies had been realized on the first day of the period for which Consolidated EBITDA is being determined), net of the amount of actual benefits realized during such period from such actions; provided that such “run rate” cost savings, restructuring charges and expenses, operating expense reductions and synergies are reasonably identifiable and factually supportable (in the good faith determination of the Borrower); provided, that amounts added back pursuant to this clause (a)(x) in any Test Period shall, when aggregated with the amounts excluded from Consolidated Net Income pursuant to clause (a) thereof, amounts added back to Consolidated EBITDA pursuant to clauses (a)(v), (a)(xi), (a)(xvii) and (a)(xviii) and expenses and synergies added back pursuant to Section 1.07(3) (in the case of Section 1.07(3), in connection with a Specified Transaction consummated after the Closing Date), in each case, solely to the extent such items are not prepared in compliance with Regulation S-X, shall not exceed an aggregate amount equal to 25% of Consolidated EBITDA for such Test Period determined on a pro forma basis (calculated before giving effect to such amounts); plus

(xi) the amount of “run rate” cost savings, operating expense reductions, restructuring charges and expenses and synergies related to Specified Transactions, restructurings, cost savings initiatives and other initiatives occurring after the Closing Date (without duplication of any amounts added back pursuant to clause (a)(x) above or Section 1.07(3) (in the case of Section 1.07(3), in connection with a Specified Transaction)), in each case projected by the Borrower in good faith to result from actions which have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) within eighteen (18) months after such transaction or initiative is consummated and reasonably anticipated to be realizable within such eighteen (18) month period (which “run rate” cost savings, restructuring charges and expenses, operating expense reductions and synergies shall be calculated on a pro forma basis as though such “run rate” cost savings, operating expense reductions and synergies had been realized on the first day of the period for which Consolidated EBITDA is being determined), net of the amount of actual benefits realized during such period from such actions; provided that such “run rate” cost savings, restructuring charges and expenses, operating expense reductions and synergies are reasonably identifiable and factually supportable (in the good faith determination of the Borrower); provided, that amounts added back pursuant to this clause (a)(xi) in any Test Period shall, when aggregated with the amounts excluded from Consolidated Net Income pursuant to clause (a) thereof, amounts added back to Consolidated EBITDA pursuant to clauses (a)(v), (a)(x), (a)(xvii) and (a)(xviii) and expenses and synergies added back pursuant to Section 1.07(3) (in the case of Section 1.07(3), in connection with a Specified Transaction consummated after the Closing Date), in each case, solely to the extent such items are not prepared in compliance with Regulation S-X, shall not exceed an aggregate amount equal to 25% of Consolidated EBITDA for such Test Period determined on a pro forma basis (calculated before giving effect to such amounts); plus

(xii) any costs or expenses incurred by the Borrower or a Subsidiary pursuant to any management equity or equity-based plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Borrower or Net Proceeds of issuance of Equity Interests of the Borrower (other than Disqualified Stock and Cure Amount), in each case, (A) solely to the extent that such cash proceeds are excluded from the calculation of the amount under Section 7.05(a)(C)(3) and Not Otherwise Applied and (B) to the extent the same were deducted in computing Consolidated Net Income; plus

(xiii) Specified Legal Expenses, in each case, to the extent the same were deducted in computing Consolidated Net Income; plus

(xiv) accruals and reserves that are established or adjusted (x) within 12 months after the Closing Date and that are so required to be established or adjusted in accordance with GAAP or (y) after the closing of any acquisition that are so required as a result of such acquisition in accordance with GAAP, or changes as a result of the adoption or modification of accounting policies, whether effected through a cumulative effect adjustment, restatement or a retroactive application, in each case, to the extent the same were deducted in computing Consolidated Net Income; plus

(xv) net losses with respect to investments in any Person (other than a Subsidiary of the Borrower) during such period to the extent that none of the Borrower or any of its Subsidiaries contributes cash or Cash Equivalents or any other property to such Person in respect of such loss during such period, in each case, to the extent the same were deducted in computing Consolidated Net Income; plus

(xvi) start-up fees, losses, costs, charges or expenses incurred in connection with opening new de-novo facilities and (ii) operating losses associated with new de-novo facilities incurred in the first 12 months following the opening of such new de-novo facility, in each case with respect to amounts under subclauses (i) and (ii) above in the aggregate not to exceed $1,500,000 for each such new de-novo facility; provided that, the amount added back pursuant to this clause (a)(xvi), shall not exceed an aggregate amount equal to the greater of 10% of Consolidated EBITDA for such Test Period determined on a pro forma basis and $5,000,000 (calculated before giving effect to such amounts); provided, further, that, notwithstanding anything to the contrary set forth herein, start-up fees, loses, costs, charges or expenses incurred with opening new de-novo facilities and operating losses associated with new de-novo facilities shall not be added back or otherwise adjusted in the definitions of Consolidated EBITDA and Consolidated Net Income other than pursuant to this clause (a)(xvi); plus

(xvii) adjustments and add-backs specifically set forth in (A) (x) the quality of earnings analysis, prepared by Pricewaterhouse Coopers LLP and delivered to the Arrangers on April 10, 2020 or (y) the Sponsor model delivered to CONA on April 8, 2020 and HPS on April 9, 2020 (together with any updates or modifications thereto reasonably agreed between the Borrower, the Sponsor and the Arrangers prior to the Closing Date) or (B) a due diligence quality of earnings report made available to the Lenders prepared with respect to the target of a Permitted Acquisition or any other Investment (including in connection with the establishment or acquisition of any Affiliated Practice) permitted hereunder by (x) a nationally recognized accounting firm or (y) any other accounting firm that shall be reasonably acceptable to the Required Lenders; provided that, in the case of this clause (a)(xvii), any such add-backs or adjustments of the type described in clauses (a)(xi) and (a)(xvi) above or clause (a)(xviii) below or in Section 1.07(3) shall be subject to the limitations set forth therein;

(xviii) in the case of a Specified Transaction constituting a Permitted Acquisition or other Investment permitted hereunder, adjustments and add-backs to reflect the Borrower’s rate schedule as in effect at the applicable target from the first day of the applicable Test Period so long as such rate schedule is actually adopted by the applicable target thereof within nine (9) calendar months of the consummation of such Permitted Acquisition or other Investment (or such later date as reasonably agreed by the Required Lenders); provided that, amounts added back pursuant to this clause (a)(xviii) in any Test Period shall, when aggregated with the amounts excluded from Consolidated Net Income pursuant to clause (a) thereof, amounts added back to Consolidated EBITDA pursuant to clauses (a)(v), (a)(x), (a)(xi) and (a)(xvii) and expenses and synergies added back pursuant to Section 1.07(3) (in the case of Section 1.07(3), in connection with a Specified Transaction consummated after the Closing Date), in each case, solely to the extent such items are not prepared in compliance with Regulation S-X, shall not exceed an aggregate amount equal to 25% of Consolidated EBITDA for such Test Period determined on a pro forma basis (calculated before giving effect to such amounts); provided, further, that, notwithstanding anything to the contrary set forth herein, adjustments and add-backs to reflect the Borrower’s rate schedule as in effect at the applicable target of an acquisition shall not be added back or otherwise adjusted in the definitions of Consolidated EBITDA and Consolidated Net Income other than pursuant to this clause (a)(xviii) and

(b) decreased by (without duplication, and as determined in accordance with GAAP to the extent applicable) any non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating Consolidated EBITDA in accordance with this definition).

Notwithstanding anything to the contrary contained herein, for purposes of determining Consolidated EBITDA under this Agreement for any Test Period that includes any of the fiscal quarters ended June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020, Consolidated EBITDA for such fiscal quarters shall be $9,000,000, $10,500,000, $9,200,000 and $10,700,000, respectively, in each case, as may be subject to add-backs and adjustments (without duplication) pursuant to Section 1.07(3) and (a)(x), (a)(xi), (a)(xvii) and (a)(xviii) above for the applicable Test Period. For the avoidance of doubt, Consolidated EBITDA shall be calculated, including pro forma adjustments, in accordance with Section 1.07.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP; provided, however, that, without duplication:

(a) any extraordinary, non-recurring or unusual gains or losses, charges or expenses (including judgments, settlements and related expenses) shall be excluded; provided, that amounts excluded pursuant to this clause (a) in any Test Period shall, when aggregated with the amounts added back to Consolidated EBITDA pursuant to clauses (a)(v), (a)(x), (a)(xi), (a)(xvii) and (a)(xviii) thereof and expenses and synergies added back pursuant to Section 1.07(3) (in the case of Section 1.07(3), in connection with a Specified Transaction consummated after the Closing Date), in each case, solely to the extent such items are not prepared in compliance with Regulation S-X, shall not exceed an aggregate amount equal to 25% of Consolidated EBITDA for such Test Period determined on a pro forma basis (calculated before giving effect to such amounts); provided, further, that, for the avoidance of doubt, it is understood and agreed that nothing in this clause (a) shall permit or include adjustments for lost revenue, gross profit or other margin resulting from any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to COVID-19 or other similar epidemiological conditions.

(b) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application, in each case in accordance with GAAP;

(c) effects of adjustments (including the effects of such adjustments pushed down to the Borrower and its Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP (including in the property and equipment, software, goodwill, intangible assets, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transaction or any consummated acquisition or the amortization of any amounts thereof, net of taxes, shall be excluded;

(d) any net income (loss) from disposed, abandoned, transferred, closed or discontinued operations (excluding held for sale discontinued operations until actually disposed of) and any gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(e) any net gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business, as determined in good faith by the Borrower, shall be excluded;

(f) subject to Section 1.03(iii), the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Borrower shall be increased by the aggregate amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) by such Person to the Borrower or a Subsidiary in respect of such period (subject in the case of dividends, distributions or other payments made to a Subsidiary to the limitations contained in clause (g) below);

(g) solely for the purpose of determining the amount under Section 7.05(a)(C)(3), the Net Income for such period of any Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent the declaration or payment of dividends or similar distributions by that Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Subsidiary or its equity holders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Borrower will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Borrower or a Subsidiary thereof in respect of such period, to the extent not already included therein;

(h) (i) any net gain or loss (after any offset) resulting in such period from obligations in respect of Hedge Agreements and the application of Accounting Standards Codification 815 (Derivatives and Hedging) or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedge Agreements, (ii) any net gain or loss resulting in such period from currency translation gains or losses related to currency re-measurements of Indebtedness (including the net loss or gain (A) resulting from Hedge Agreements for currency exchange risk and (B) resulting from intercompany Indebtedness) and all other foreign currency translation gains or losses, and (iii) any income (loss) for such period attributable to the early extinguishment or conversion of (A) Indebtedness, (B) obligations under any Hedge Agreements or (C) other derivative instruments and all deferred financing costs written off or amortized and premiums paid or other expenses incurred directly in connection therewith, shall be excluded;

(i) any goodwill or impairment charge or asset write-off or write-down (other than any write-off or write-down of inventory or Third Party Payor accounts receivable), including impairment charges or asset write-offs or write-downs (other than any write-off or write-down of inventory or Third Party Payor accounts receivable) related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case pursuant to GAAP, the amortization of intangibles arising pursuant to GAAP and the amortization of Capitalized Software Expenditures, shall be excluded;

(j) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, Permitted Acquisition, acquisitions completed prior to the Closing Date or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement or that are consummated prior to the Closing Date, to the extent actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days), shall be excluded;

(k) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists that such amount will in fact be reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption shall be excluded;

(l) any non-cash (for such period and all other periods) compensation charge or expense, including any such non-cash charge or expense arising from the grants of equity, equity appreciation or similar rights, or other rights or equity incentive programs shall be excluded, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by, or to, management or other holders, direct or indirect, of Equity Interests of the Borrower or any of its Subsidiaries in connection with the Transaction, shall be excluded, in each case to the extent such transactions are otherwise permitted under Section 7.05;

(m) any income (loss) attributable to deferred compensation plans or trusts and any non-cash deemed finance charges in respect of any pension liabilities or other provisions or on the revaluation of any benefit plan obligation shall be excluded;

(n) proceeds from any business interruption insurance or medical malpractice insurance, to the extent not already included in Consolidated Net Income, shall be included (in the case of medical malpractice insurance, to the extent a comparable expense reduced Consolidated Net Income in the current period or a prior period);

(o) [reserved];

(p) any adjustments resulting from the application of Accounting Standards Codification Topic No. 460 (Guarantees) or any comparable regulation, shall be excluded; and

(q) changes in accruals or reserves in respect of earn-out and contingent consideration obligations incurred (including adjustments thereof and purchase price adjustments) in connection with the Transaction, any Permitted Acquisition, other permitted Investment or any acquisition occurring prior to the Closing Date shall be excluded.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Borrower and the Subsidiaries (determined on a consolidated basis) outstanding on such date, consisting only of (i) Indebtedness for borrowed money, (ii) Capitalized Lease Obligations in an amount that would be reflected on a balance sheet on a consolidated basis in accordance with GAAP, (iii) purchase money Indebtedness in an amount that would be reflected on a balance sheet on a consolidated basis in accordance with GAAP, (iv) Disqualified Stock, (v) drawn but unreimbursed letters of credit, (vi) earn-out and other deferred purchase price and other similar obligations in an amount that would be reflected on a balance sheet on a consolidated basis in accordance with GAAP and solely to the extent such amount is payable and overdue and (vii) guarantees of the foregoing; provided,

Consolidated Total Debt will not include undrawn amounts under revolving credit facilities and Indebtedness in respect of any (1) letter of credit, bank guarantees and performance or similar bonds, except to the extent of obligations in respect of drawn letters of credit which have not been reimbursed within three (3) days and (2) Hedging Obligations. The Dollar-equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar-equivalent principal amount of such Indebtedness.

“Consolidated Working Capital” means, as at any date of determination, the excess of Consolidated Current Assets over Consolidated Current Liabilities.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other monetary obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contract Consideration” has the meaning specified in clause (2)(k) of the definition of “Excess Cash Flow.”

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control Agreement” means a control agreement, in form and substance reasonably satisfactory to Administrative Agent and the Borrower, executed and delivered by the applicable Loan Party, the Collateral Agent, and the applicable securities intermediary (with respect to a Securities Account) or bank (with respect to a Deposit Account), and pursuant to which the Collateral Agent obtains “control” within the meaning of the Uniform Commercial Code over such Securities Account or Deposit Account.

“Controlled Investment Affiliate” means, as to any Person, any other Person, other than any Sponsor or Co-Sponsor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Borrower or other companies.

“Corrective Extension Amendment” has the meaning specified in Section 2.16(6).

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as the term is defined in, and interpreted accordance with, 12 C.F.R. § 382.2(b).

“Credit Extension” means each of the following: (1) a Borrowing and (2) an L/C Credit Extension.

“Cure Amount” has the meaning specified in Section 8.04(1).

“Cure Expiration Date” has the meaning specified in Section 8.04(1)(a).

“Cured Default” has the meaning specified in Section 1.02(9).

“Debt Fund Affiliate” means any Affiliate of a Sponsor or a Co-Sponsor that is a bona fide diversified debt fund that is engaged primarily in investing in commercial loans in the ordinary course of business and is separately managed from such Sponsor or such Co-Sponsor, as applicable, and that is not (a) a natural person or (b) Holdings, the Borrower or any Subsidiary of the Borrower.

“Debt Representative” means, with respect to any series of Indebtedness, the trustee, administrative agent, collateral agent, security agent or similar agent or representative under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Declined Proceeds” has the meaning specified in Section 2.05(2)(g).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Default Rate” means an interest rate equal to (a) the Base Rate plus (b) the Applicable Rate applicable to Base Rate Loans that are Revolving Loans plus (c) 2.00% per annum; provided that with respect to the outstanding principal amount of any Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan (giving effect to Section 2.02(3)) plus 2.00% per annum, in each case, to the fullest extent permitted by applicable Laws.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means, subject to Section 2.17(2), any Lender that (a) has refused (which refusal may be given verbally or in writing and has not been retracted) or failed to perform any of its funding obligations hereunder, including in respect of its Loans or participations in respect of L/C Obligations, within one (1) Business Day of the date required to be funded by it hereunder, (b) has failed to pay over to the Administrative Agent, any Issuing Bank or any other Lender any other amount required to be paid by it hereunder within one (1) Business Day of the date when due, (c) has notified the Borrower or the Administrative Agent that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or generally under other agreements in which it commits to extend credit, (d) has failed, within three (3) Business Days after request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent that it will comply with its funding obligations, or (e) has, or has a direct or indirect parent company that has, either (i) admitted in writing that it is insolvent or (ii) become subject to a Lender-Related Distress Event. Any determination by the Administrative Agent as to whether a Lender is a Defaulting Lender shall be conclusive absent manifest error.

“Delayed Draw Term B-1 Borrowing” means a Borrowing of any Delayed Draw Term B-1 Loans.

“Delayed Draw Term B-1 Loan Commitment Expiration Date” means the earlier of (a) the date on which the Delayed Draw Term B-1 Loan Commitments have been reduced to zero and (y) the second anniversary of the Closing Date.

“Delayed Draw Term B-1 Lender” means, at any time, any Lender that has a Delayed Draw Term B-1 Loan Commitment or a Delayed Draw Term B-1 Loan at such time.

“Delayed Draw Term B-1 Loan” means a Loan made pursuant to Section 2.01(3)(a).

“Delayed Draw Term B-1 Loan Commitment” means, as to each Delayed Draw Term B-1 Lender, its obligation to make a Delayed Draw Term B-1 Loan to the Borrower in an aggregate amount not to exceed the amount specified opposite such Delayed Draw Term B-1 Lender’s name on Schedule 2.01 under the caption “Delayed Draw Term B-1 Loan Commitment” or in the Assignment and Assumption (or Affiliated Lender Assignment and Assumption) pursuant to which such Delayed Draw Term B-1 Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including pursuant to Sections 2.06, 2.14 or 2.16). The initial aggregate amount of the Delayed Draw Term B-1 Loan Commitments is $7.2 million.

“Delayed Draw Term B-1 Loan Facility” means the Delayed Draw Term B-1 Loan Commitments and the Delayed Draw Term B-1 Loans made thereunder.

“Delayed Draw Term B-1 Loan Funding Date” means any date on which Delayed Draw Term B-1 Loans are made by a Delayed Draw Term B-1 Lender.

“Delayed Draw Term B-2 Borrowing” means a Borrowing of any Delayed Draw Term B-2 Loans.

“Delayed Draw Term B-2 Loan Commitment Expiration Date” means the earlier of (a) the date on which the Delayed Draw Term B-2 Loan Commitments have been reduced to zero and (y) the second anniversary of the Closing Date.

“Delayed Draw Term B-2 Lender” means, at any time, any Lender that has a Delayed Draw Term B-2 Loan Commitment or a Delayed Draw Term B-2 Loan at such time.

“Delayed Draw Term B-2 Loan” means a Loan made pursuant to Section 2.01(3)(b).

“Delayed Draw Term B-2 Loan Commitment” means, as to each Delayed Draw Term B-2 Lender, its obligation to make a Delayed Draw Term B-2 Loan to the Borrower in an aggregate amount not to exceed the amount specified opposite such Delayed Draw Term B-2 Lender’s name on Schedule 2.01 under the caption “Delayed Draw Term B-2 Loan Commitment” or in the Assignment and Assumption (or Affiliated Lender Assignment and Assumption) pursuant to which such Delayed Draw Term B-2 Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including pursuant to Sections 2.06, 2.14 or 2.16). The initial aggregate amount of the Delayed Draw Term B-2 Loan Commitments is $42.8 million.

“Delayed Draw Term B-2 Loan Facility” means the Delayed Draw Term B-2 Loan Commitments and the Delayed Draw Term B-2 Loans made thereunder.

“Delayed Draw Term B-2 Loan Funding Date” means any date on which Delayed Draw Term B-2 Loans are made by a Delayed Draw Term B-2 Lender.

“Delayed Draw Term Lender” means a Delayed Draw Term B-1 Lender or a Delayed Draw Term B-2 Lender, as applicable.

“Delayed Draw Term Lender” means a Delayed Draw Term B-1 Lender or a Delayed Draw Term B-2 Lender, as applicable.

“Delayed Draw Term Loan” means a Delayed Draw Term B-1 Loan or a Delayed Draw Term B-2 Loan, as applicable.

“Delayed Draw Term Loan Commitment” means a Delayed Draw Term B-1 Loan Commitment or a Delayed Draw Term B-2 Loan Commitment, as applicable.

“Delayed Draw Term Loan Commitment Expiration Date” means the later of (a) the Delayed Draw Term B-1 Loan Commitment Expiration Date and (y) the Delayed Draw Term B-2 Loan Commitment Expiration Date.

“Delayed Draw Term Loan Facility” means the Delayed Draw Term B-1 Loan Facility or the Delayed Draw Term B-2 Loan Facility, as applicable.

“Delayed Draw Term Loan Funding Date” means any Delayed Draw Term B-1 Loan Funding Date and any Delayed Draw Term B-2 Funding Date.

“Delayed Draw Term Note” means a promissory note of the Borrower payable to any Delayed Draw Term Lender or its registered assigns, in substantially the form of Exhibit B-4 hereto, evidencing the aggregate Indebtedness of the Borrower to such Delayed Draw Term Lender resulting from the Delayed Draw Term Loans made by such Delayed Draw Term Lender.

“Deposit Account” means any deposit account (as that term is defined in the Uniform Commercial Code).

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Borrower or a Subsidiary in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of, or collection or payment on, such Designated Non-Cash Consideration.

“Discharge” means, with respect to any Indebtedness, the repayment, prepayment, repurchase (including pursuant to an offer to purchase), redemption, defeasance or other discharge of such Indebtedness, in any such case in whole or in part.

“Discount Prepayment Accepting Lender” has the meaning specified in Section 2.05(1)(e)(B)(2).

“Discount Range” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Discount Range Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Discount Range Prepayment Notice” means a written notice of a Borrower Solicitation of Discount Range Prepayment Offers made pursuant to Section 2.05(1)(e)(C)(1) substantially in the form of Exhibit J.

“Discount Range Prepayment Offer” means the written offer by a Lender, substantially in the form of Exhibit K, submitted in response to an invitation to submit offers following the Auction Agent’s receipt of a Discount Range Prepayment Notice.

“Discount Range Prepayment Response Date” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Discount Range Proration” has the meaning specified in Section 2.05(1)(e)(C)(3).

“Discounted Prepayment Determination Date” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Discounted Prepayment Effective Date” means in the case of a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offer or Borrower Solicitation of Discounted Prepayment Offer, five (5) Business Days following the Specified Discount Prepayment Response Date, the Discount Range Prepayment Response Date or the Solicited Discounted Prepayment Response Date, as applicable, in accordance with Section 2.05(1)(e)(B), Section 2.05(1)(e)(C) or Section 2.05(1)(e)(D), respectively, unless a shorter period is agreed to between the Borrower and the Auction Agent.

“Discounted Term Loan Prepayment” has the meaning specified in Section 2.05(1)(e)(A).

“disposition” has the meaning specified in the definition of “Asset Sale.”

“Disqualified Institution” means Persons (including Persons primarily engaged in private equity, mezzanine financing or venture capital) (or related funds of any such Persons) (i) identified in writing to the Arrangers by the Borrower or the Sponsor prior to May 5, 2020, and, in the case of all of the foregoing under this clause (i), their respective Affiliates (to the extent clearly identifiable solely on the basis of name) other than Affiliates that constitute bona fide diversified debt funds primarily investing in loans and (ii) any competitor of the Borrower and its Subsidiaries, and any Affiliate of such competitor, identified in writing to the Arrangers by the Borrower or the Sponsor prior to the Closing Date (which list may be updated upon written notice to the Arrangers (or if after the Closing Date, upon written notice to the Required Lenders) (without retroactive effect) and, in the case of all of the foregoing under this clause (ii), their respective Affiliates (to the extent clearly identifiable solely on the basis of name) other than Affiliates that constitute bona fide diversified debt funds primarily investing in loans. The identity of Disqualified Institutions may be communicated by the Administrative Agent to a Lender upon request, but will not be otherwise posted or distributed to any Person.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable, or upon the happening of any event (a) provides for scheduled payments of dividends in cash or (b) matures or is mandatorily redeemable (other than (i) for any Qualified Equity Interests or (ii) solely as a result of a change of control, asset sale, casualty, condemnation or eminent domain) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than (i) for any Qualified Equity Interests or (ii) solely as a result of a change of control, asset sale, casualty, condemnation or eminent domain), in whole or in part, in each case prior to the date 91 days after the earlier of the then Latest Maturity Date or the date the Termination Conditions have been satisfied; provided that if such Capital Stock is issued pursuant to any plan for the benefit of future, current or former employees, directors, officers, members of management, consultants or independent contractors (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower or its Subsidiaries or any Parent Company or by any such plan to such employees, directors, officers, members of management, consultants or independent contractors (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof), such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s, consultant’s or independent contractor’s termination, death or disability; provided further any Capital Stock held by any future, current or former employee, director, officer, member of management, consultant or independent contractor (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its Subsidiaries, any Parent Company, any of the Affiliated Practices, or any other entity in which the Borrower or a Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors (or the compensation committee thereof), in each case pursuant to any equity subscription or equity holders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement will not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or any Subsidiary in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s, consultant’s or independent contractor’s termination, death or disability. For the purposes hereof, the aggregate principal amount of Disqualified Stock will be deemed to be equal to the greater of its voluntary or involuntary liquidation preference and maximum fixed repurchase price, determined on a consolidated basis in accordance with GAAP, and the “maximum fixed repurchase price” of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which the Consolidated Total Debt will be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Borrower.

“Distressed Agent” shall have the meaning provided in the definition of the term Agent-Related Distress Event.

“Distressed Person” shall have the meaning provided in the definition of the term Lender-Related Distress Event.

“Divided LLC” means any LLC formed upon the consummation of an LLC Division.

“Dollar” and “$” mean lawful money of the United States.

“Domestic Subsidiary” means any direct or indirect Subsidiary of the Borrower that is organized under the Laws of the United States, any state thereof or the District of Columbia.

“Early Opt-in Election” means the occurrence of:

(1) (i) a determination by the Administrative Agent or (ii) a notification by the Required Lenders to the Administrative Agent (with a copy to the Borrower) that the Required Lenders have determined that U.S. dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in Section 1.12, are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace LIBOR, and

(2) (i) the election by the Administrative Agent or (ii) the election by the Required Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower and the Lenders or by the Required Lenders of written notice of such election to the Administrative Agent (with a copy to the Borrower).

“ECF Payment Amount” has the meaning specified in Section 2.05(2)(a).

“ECF Percentage” has the meaning specified in Section 2.05(2)(a).

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” has the meaning specified in Section 10.07(a).

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Environment” means ambient air, surface water, groundwater, drinking water, soil, surface and sub-surface strata, and natural resources such as wetlands, flora and fauna.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations (other than internal reports prepared by any Loan Party or any of its Subsidiaries (a) in the ordinary course of such Person’s business or (b) as required in connection with a financing transaction or an acquisition or disposition of real estate) or proceedings with respect to any Environmental Liability or Environmental Law (hereinafter “Environmental Claims”), including (i) any and all Environmental Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law and (ii) any and all Environmental Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief pursuant to any Environmental Law.

“Environmental Laws” means any and all Laws relating to pollution or the protection of the Environment or, to the extent relating to exposure to hazardous materials, human health.

“Environmental Liability” means any liability (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Loan Party or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials or (e) any contract or other written agreement to the extent liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equal Priority Intercreditor Agreement” means an intercreditor agreement (1) substantially in the form of Exhibit G-1 or (2) in form and substance reasonably acceptable to the Required Lenders and the Borrower, which agreement shall provide that the Liens on the Collateral securing the applicable other Indebtedness shall rank pari passu in priority to the Liens on the Collateral securing the Obligations under this Agreement (but without regard to the control of remedies), in each case (x) with such modifications thereto as are reasonably agreed to by the Administrative Agent, the AAL Last Out Representative and the Borrower to properly give effect to the “first out” and “last out” arrangements under the AAL and under such other Indebtedness, as applicable, and (y) with such other modifications thereto as the Required Lenders and the Borrower may agree.

“Equity Contribution” means, collectively, the direct or indirect contribution by the Sponsor and other investors (including members of management of the Company) to Holdings of an amount of cash or rollover equity as common equity or other equity that represents not less than the Minimum Equity Contribution.

“Equity Interests” means, with respect to any Person, the Capital Stock of such Person and all warrants, options or other rights to acquire Capital Stock of such Person, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock of such Person.

“Equity Offering” means any public or private sale of common equity or other Equity Interests of Holdings or any Parent Company (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Borrower’s or any Parent Company’s common equity registered on Form S-4 or Form S-8;

(2) issuances to any Subsidiary of the Borrower; and

(3) any such public or private sale that constitutes an Excluded Contribution. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that together with any Loan Party is treated as a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“ERISA Event” means

(a) a Reportable Event with respect to a Pension Plan;

(b) a withdrawal by any Loan Party or any of their respective ERISA Affiliates from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA), or a cessation of operations, with respect to a Pension Plan that is treated as such a withdrawal under Section 4062(e) of ERISA;

(c) a complete or partial withdrawal by any Loan Party or any of their respective ERISA Affiliates from a Multiemployer Plan, written notification of any Loan Party or any of their respective ERISA Affiliates concerning the imposition of withdrawal liability or written notification that a Multiemployer Plan is “insolvent” (within the meaning of Section 4245 of ERISA) or has been determined to be in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA);

(d) the filing under Section 4041(c) of ERISA of a notice of intent to terminate a Pension Plan, the treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement in writing of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan;

(e) the imposition of any liability under Title IV of ERISA with respect to the termination of any Pension Plan or Multiemployer Plan, other than for the payment of PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any of their respective ERISA Affiliates;

(f) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan;

(g) a failure to satisfy the minimum funding standard (within the meaning of Section 302 of ERISA or Section 412 of the Code) with respect to a Pension Plan, whether or not waived;

(h) the application for a minimum funding waiver under Section 302(c) of ERISA with respect to a Pension Plan;

(i) the imposition of a lien on the assets of a Loan Party or any of their respective ERISA Affiliates under Section 303(k) of ERISA or Section 430(k) of the Code with respect to any Pension Plan;

(j) a determination that any Pension Plan is in “at risk” status (within the meaning of Section 303 of ERISA or Section 430 of the Code); or

(k) the occurrence of a nonexempt prohibited transaction with respect to any Pension Plan maintained or contributed to by any Loan Party or any of their respective ERISA Affiliates (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could result in liability to any Loan Party.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into an escrow account with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow account upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Exercise of Remedies” shall have the meaning assigned to such term in the AAL.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euro” or “euro” means the single currency of participating member states of the EMU.

“Eurodollar Rate” means:

(a) for any Interest Period with respect to a Eurodollar Rate Loan, expressed on the basis of a year of 360 days, the rate per annum equal to the London Interbank Offered Rate (“LIBOR”), or a comparable or successor rate which rate is approved or determined by the Administrative Agent, that appears on the applicable Bloomberg screen page (or such other commercially available source providing quotations as may be designated by the Administrative Agent from time to time) (in such case, the “LIBOR Rate”) set by ICE Benchmark Administration for Dollar deposits (for delivery on the first day of such Interest Period) at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period, with a term equivalent to such Interest Period; provided, that, in the event that such rate is not available at such time for any reason, then the “Eurodollar Rate” with respect to such Eurodollar Rate Loan for such Interest Period shall be the rate per annum quoted to the Administrative Agent to be the average at which dollar deposits for a maturity comparable to such Interest Period are offered to major banks in the London interbank market at approximately 11:00 a.m., London time, two (2) Business Days prior the first day of the applicable Interest Period; and

(b) for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to the LIBOR Rate, at or about 11:00 a.m., London time, on such date for Dollar deposits with a term of one (1) month commencing that day;

provided, that in no event shall the Eurodollar Rate for Closing Date Term Loans and Revolving Loans under the Closing Date Revolving Facility that bear interest at a rate based on clauses (a) and (b) of this definition be less than 1.25%.

“Eurodollar Rate Loan” means a Loan that bears interest at a rate based on clause (a) of the definition of “Eurodollar Rate.”

“Event of Default” has the meaning specified in Section 8.01.

“Excess Cash Flow” means, for any period, an amount equal to the excess of:

(1) the sum, without duplication, of:

(a) Consolidated Net Income of the Borrower for such period,

(b) an amount equal to the amount of all non-cash charges (including depreciation and amortization) for such period to the extent deducted in arriving at such Consolidated Net Income, but excluding any such non-cash charges representing an accrual or reserve for potential cash items in any future period and excluding amortization of a prepaid cash item that was paid in a prior period,

(c) decreases in Consolidated Working Capital (except as a result of the reclassification of items from short-term to long-term or vice versa) and, without duplication, decreases in long-term accounts receivable and increases in the long-term portion of deferred revenue (except as a result of the reclassification of items from short- term to long-term or vice versa), in each case, for such period (other than any such decreases or increases, as applicable, arising from acquisitions or Asset Sales outside the ordinary course of assets by the Borrower or any Subsidiary during such period or the application of recapitalization or purchase accounting),

(d) [reserved];

(e) the amount deducted as tax expense in determining Consolidated Net Income to the extent in excess of cash Taxes paid in such period and

(f) cash receipts in respect of Hedge Agreements during such fiscal year to the extent not otherwise included in such Consolidated Net Income; over

(2) the sum, without duplication, of:

(a) an amount equal to the amount of all non-cash credits (including, to the extent constituting non-cash credits, amortization of deferred revenue acquired as a result of the Acquisition or any Permitted Acquisition, investment permitted hereunder or any similar transaction) included in arriving at such Consolidated Net Income (but excluding any non-cash credit to the extent representing the reversal of an accrual or reserve described in clause (1)(b) above) and cash losses, charges (including any reserves or accruals for potential cash charges in any future period), expenses, costs and fees excluded by virtue of the definition of “Consolidated Net Income,”

(b) to the extent not deducted in calculating Consolidated Net Income, payments in respect of indemnification, adjustment of purchase price, earnouts, other contingent consideration obligations and other deferred purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, in each case, except to the extent financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests,

(c) the aggregate amount of all principal payments of Indebtedness of the Borrower and the Subsidiaries (including (i) the principal component of payments in respect of Capitalized Lease Obligations, (ii) all scheduled principal repayments of Loans and Permitted Incremental Equivalent Debt and any other Indebtedness outstanding pursuant to Section 7.02 owing to Third Parties (or any Indebtedness representing Refinancing Indebtedness in respect thereof in accordance with the corresponding provisions of the governing documentation thereof), in each case to the extent such payments are permitted hereunder and actually made and (iii) the amount of any scheduled repayment of Term Loans pursuant to Section 2.07 or any mandatory prepayment of Term Loans pursuant to Section 2.05(2)(b) and any mandatory Discharge of (I) Permitted Incremental Equivalent Debt and (II) any other Indebtedness outstanding pursuant to Section 7.02 owing to Third Parties (or any Indebtedness representing Refinancing Indebtedness in respect thereof in accordance with the corresponding provisions of the governing documentation thereof) pursuant to the corresponding provisions of the governing documentation thereof, in each case, to the extent permitted hereunder and required due to an Asset Sale or Casualty Event that resulted in an increase to Consolidated Net Income for such period and not in excess of the amount of such increase, but excluding (x) all other prepayments of Term Loans, (y) all prepayments of Revolving Loans, Swing Line Loans and all prepayments in respect of any other revolving credit facility (except to the extent there is an equivalent permanent reduction in commitments thereunder), and (z) payments on any Junior Indebtedness, except in each case to the extent permitted to be paid pursuant to Section 7.05) made during such period, in each case, except to the extent financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests,

(d) an amount equal to the aggregate net non-cash gain on Asset Sales outside the ordinary course of business by the Borrower or any Subsidiary during such period to the extent included in arriving at such Consolidated Net Income and the net cash loss on Asset Sales to the extent otherwise added to arrive at Consolidated Net Income,

(e) increases in Consolidated Working Capital (except as a result of the reclassification of items from short-term to long-term or vice versa) and, without duplication, increases in long-term accounts receivable and decreases in the long-term portion of deferred revenue (except as a result of the reclassification of items from short- term to long-term or vice versa), in each case, for such period (other than any such increases or decreases, as applicable, arising from acquisitions or Asset Sales outside the ordinary course by the Borrower or any Subsidiary during such period or the application of recapitalization or purchase accounting),

(f) cash payments by the Borrower and the Subsidiaries during such period in respect of long-term liabilities of the Borrower and the Subsidiaries (other than Indebtedness) to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income, in each case, except to the extent financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests

(g) the amount of Capital Expenditures, Capitalized Software Expenditures or acquisitions of intellectual property made in cash during such period, except to the extent such expenditures were financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests,

(h) the amount of (x) cash consideration paid by the Borrower and the Subsidiaries in connection with investments in Third Parties permitted under Section 7.13 made during such period (including Permitted Acquisitions and Permitted Investments in Third Parties but excluding Investments in cash and Cash Equivalents) and (y) Restricted Payments permitted under Section 7.05(b)(4), (7), (14), (16) or (20) paid in cash during such period, in each case, except to the extent such amounts were financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests,

(i) the aggregate amount of expenditures (including expenditures for the payment of financing fees) paid in cash during such period to the extent that such expenditures are not expensed during such period or are not deducted in calculating Consolidated Net Income, except to the extent such expenditures were financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests,

(j) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and the Subsidiaries during such period that are made in connection with any prepayment or redemption of Indebtedness to the extent (x) such premium, make-whole or penalty payments were not expensed during such period or are not deducted in calculating Consolidated Net Income and (y) such prepayments or redemptions reduced Excess Cash Flow pursuant to clause (2)(c) above or reduced the mandatory prepayment required by Section 2.05(2)(a), in each case, except to the extent such expenditures were financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests,

(k) without duplication of amounts deducted from Excess Cash Flow in other periods, and at the option of the Borrower, (1) the aggregate consideration required to be paid in cash by the Borrower or any of its Subsidiaries with respect to Permitted Investments (other than Investments in cash and Cash Equivalents) in Third Parties pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period and (2) any planned cash expenditures by the Borrower or any of its Subsidiaries with respect to Capital Expenditures, the build-out of new facilities and Restricted Payments permitted under Section 7.05(b)(4), (7), (14) or (16) (the “Planned Expenditures”), in each case to be incurred and paid, consummated or made, as applicable, during the 180 day period following the end of such period (except to the extent financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests); provided that to the extent that the aggregate amount (excluding in each case any amount financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests) of such expenditures that were permitted by the terms of this Agreement to be incurred and paid, consummated or made during such 180 day period is less than the Contract Consideration or Planned Expenditures (calculated at the end of such 180 day period), as applicable, the amount of such shortfall shall be added to the calculation of Excess Cash Flow for the subsequent fiscal year,

(l) the amount of cash Taxes paid or tax reserves set aside or payable (without duplication) in such period plus the amount of distributions with respect to Taxes made in such period under Section 7.05(b)(14), to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period, in each case, except to the extent such expenditures were financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests

(m) cash expenditures in respect of Hedging Obligations during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income, and

(n) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, investment, disposition, incurrence or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of this Agreement, the other Loan Documents and related documents with respect to any other Indebtedness) and including, in each case, any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful, in each case (x) to the extent paid in cash and (y) except to the extent such expenditures were financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness) of the Borrower or any Subsidiary or Net Proceeds received by the Borrower and its Subsidiaries from the issue or sale of Equity Interests.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Accounts” means any Deposit Account or Securities Account (1) which is used for the sole purpose of making payroll and withholding Taxes related thereto and other employee wage and benefit payments and accrued and unpaid employee compensation (including salaries, wages, benefits and expense reimbursements), (2) which is used for the sole purpose of paying withholding, employer’s payroll and sales Taxes, (3) which is a zero balance account and swept on a daily basis to a Deposit Account or Securities Account subject to a Control Agreement, (4) constituting a custodian, trust, fiduciary or other escrow accounts established for the benefit of third parties in the ordinary course of business in connection with transactions permitted hereunder, (5) located outside of the United States, (6) accounts solely containing government- paid health care insurance receivables, (7) together with all other accounts (other than those identified in clauses (1) through (6)) having an average daily balance for any fiscal month of less than $4.0 million in the aggregate for all such Deposit Accounts and Securities Accounts and (8) otherwise approved by the Administrative Agent and the AAL Last Out Representative in their sole discretion.

“Excluded Assets” means

(i) any fee-owned real property (other than Material Real Property), (y) any leasehold interest in real property and (z) any fee-owned real property (whether already mortgaged, or required or intended to be mortgaged, at any time of determination) located in a “special flood hazard area” designated by FEMA or such property or mortgage thereon would be subject to any flood insurance due diligence (other than in respect of initial flood hazard determinations as to whether any property is located in a special flood hazard area or as otherwise permitted under this clause (z) with respect to flood insurance), flood insurance requirements or compliance with any Flood Insurance Laws (it being agreed that (A) if it is subsequently determined that any real property subject to, or otherwise required or intended to be subject to, a Mortgage is located in a special flood hazard area, such property shall be excluded from the Collateral until a determination is made that such property is not located in a special flood hazard area and does not require flood insurance, and (B) if there is an existing Mortgage on such property, such Mortgage shall be released if located in a special flood hazard area and would require flood insurance or would require flood insurance if the time or information necessary to make such determination would (as reasonably determined by the Borrower in good faith) delay or impair the intended date of funding any loan or effectiveness of any amendment or supplement under the Loan Documents),

(ii) motor vehicles and other assets subject to certificates of title, except to the extent a security interest therein can be perfected by the filing of a UCC financing statement,

(iii) all commercial tort claims that are not expected to result in a judgment or settlement payment in excess of $4.0 million (as determined by the Borrower in good faith) and commercial tort claims for which no compliant or counterclaim has been filed in a court of competent jurisdiction,

(iv) any governmental or regulatory licenses, authorizations, certificates, charters, franchises, approvals and consents (whether Federal, State, or otherwise) to the extent a security interest therein is prohibited or restricted thereby or requires any consent, acknowledgment or authorization from a Governmental Authority not obtained (without any requirement to obtain such consent, acknowledgment or authorization) other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibition,

(v) assets to the extent the pledge thereof or grant of security interests therein (x) is prohibited or restricted by any applicable Law, rule or regulation or would require any consent, approval or authorization of any governmental or regulatory authority not obtained (without any requirement to obtain such any consent, approval or authorization after giving effect to the anti-assignment provisions of the UCC) (other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibition), (y) would cause the destruction, invalidation or abandonment of such asset under applicable Law (solely with respect to any IP Rights), or (z) is prohibited by any contract or would require any consent, approval, license or other authorization of any Third Party (provided that such requirement existed on the Closing Date or at the time of the acquisition of such asset and was not incurred in contemplation thereof (other than in the case of capital leases and purchase money financings)) or governmental or regulatory authority to the extent such consent, approval, license or other authorization is not obtained (without any requirement to obtain such consent, approval, license or other authorization after giving effect to the anti-assignment provisions of the UCC), other than to the extent such prohibition or restriction is ineffective under the UCC,

(vi) Margin Stock,

(vii) Equity Interests in Excluded Subsidiaries (other than first tier Foreign Subsidiaries and first tier Foreign Subsidiary Holdcos; provided that in the case of any first tier Foreign Subsidiary or first tier Foreign Subsidiary Holdco, the pledge of the Equity Interests of such Subsidiary shall be limited to no more than 65% of the total issued and outstanding Equity Interests of such first tier Foreign Subsidiary or Foreign Subsidiary Holdco),

(viii) any lease, license, sublicense or agreement (not otherwise subject to clause (v) above) or any property that is subject to a capital lease, purchase money security interest or similar arrangement, in each case permitted by this Agreement, to the extent that a grant of a security interest therein (a) would violate or invalidate such lease, license, sublicense or agreement or purchase money security interest or similar arrangement or create a right of termination in favor of any other party thereto (other than Holdings or any of its Subsidiaries) after giving effect to the applicable anti-assignment provisions of the UCC (other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibition) or (b) would require governmental or regulatory approval, consent or authorization not obtained (without any requirement to obtain such approval, consent or authorization), other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibition,

(ix) [reserved],

(x) letter of credit rights, except to the extent perfection of the security interest therein is accomplished by the filing of a UCC financing statement,

(xi) any intent-to-use trademark applications filed in the United States Patent and Trademark Office, pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. Section 1051, prior to the accepted filing of a “Statement of Use” and issuance of a “Certificate of Registration” pursuant to Section 1(d) of the Lanham Act or an accepted filing of an “Amendment to Allege Use” whereby such intent- to-use trademark application is converted to a “use in commerce” application pursuant to Section 1(c) of the Lanham Act,

(xii) assets where the burden or cost (including any material adverse tax consequences to the Borrower, any Parent Company or any Subsidiary) of obtaining a security interest therein or perfection thereof exceeds the practical benefit to the Lenders afforded thereby as reasonably determined between the Borrower and the Required Lenders,

(xiii) any assets to the extent a security interest in such assets or perfection thereof would result in material adverse tax consequences to the Borrower, any Parent Company or any Subsidiary as determined by the Borrower and the Administrative Agent,

(xiv) any assets located in or governed by any non-U.S. jurisdiction law or regulation (other than (x) Equity Interests and intercompany debt of Foreign Subsidiaries otherwise required to be pledged pursuant to the Collateral Documents and (y) assets that can be perfected by the filing of a UCC financing statement), and

(xv) Excluded Accounts,

in each case of the foregoing clauses (i) through (xv), subject to the Excluded Subsidiary Joinder Exception.

“Excluded Contribution” means Net Proceeds received by the Borrower from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Borrower or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Borrower) of Capital Stock (other than Disqualified Stock) of the Borrower;

in each case, designated as Excluded Contributions pursuant to an Officer’s Certificate, Not Otherwise Applied and that are excluded from the calculation set forth in clause (3) of Section 7.05(a); provided that Excluded Contributions shall not include Cure Amounts.

“Excluded Proceeds” means, with respect to any Asset Sale or Casualty Event, the sum of, (1) any Net Proceeds therefrom that constitute Declined Proceeds and (2) any Net Proceeds therefrom that otherwise are waived by the Required Facility Lenders from the requirement to be applied to prepay the applicable Term Loans pursuant to Section 2.05(2)(b).

“Excluded Subsidiaries” means all of the following and “Excluded Subsidiary” means any of them (in each case, subject to the Excluded Subsidiary Joinder Exception):

(1) any Subsidiary that is not a direct, wholly owned Subsidiary of the Borrower or a Subsidiary to the extent such Subsidiary is restricted or prohibited from providing a Guarantee by its Organizational Documents (solely to the extent such Organizational Documents and the provisions therein were not created in contemplation of circumventing the Collateral and Guarantee Requirement);

(2) any Foreign Subsidiary,

(3) any Foreign Subsidiary Holdco,

(4) any Domestic Subsidiary that is a Subsidiary of any (i) Foreign Subsidiary or (ii) Foreign Subsidiary Holdco,

(5) any Subsidiary (including any regulated entity that is subject to net worth or net capital or similar capital and surplus restrictions) that is prohibited or restricted by applicable Law on the Closing Date or thereafter or by Contractual Obligation (including in respect of assumed Indebtedness permitted hereunder and not created in contemplation of the applicable investment or acquisition) existing on the Closing Date (or, with respect to any Subsidiary acquired by the Borrower or a Subsidiary after the Closing Date (and so long as such Contractual Obligation was not incurred in contemplation of such investment or acquisition), on the date such Subsidiary is so acquired) from providing a Guaranty (including any Broker-Dealer Regulated Subsidiary) or if such Guaranty would require governmental (including regulatory) or a Third Party consent, approval, license or authorization not obtained,

(6) any special purpose vehicle, receivables subsidiary or similar entity so long as such Person was not created in contemplation of circumventing any Guarantees,

(7) any Captive Insurance Subsidiary or not-for-profit Subsidiary,

(8) any Subsidiary that is not a Material Subsidiary,

(9) any Subsidiary where the Borrower and the Administrative Agent reasonably determine that the burden or cost (including any material adverse tax consequences) of providing the Guaranty will outweigh the benefits to be obtained by the Lenders therefrom,

(10) [reserved], and

(11) any other Subsidiaries as mutually agreed between the Borrower and the Required Lenders.

“Excluded Subsidiary Joinder Exception” has the meaning specified in the definition of “Collateral and Guarantee Requirement”.

“Excluded Swap Obligation” means, with respect to any Loan Party,

(a) any obligation to pay or perform under any agreement, contract, or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act (each such obligation, a “Swap Obligation”), if, and to the extent that, all or a portion of the guarantee of such Loan Party of, or the grant by such Loan Party of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (i) by virtue of such Loan Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder (determined after giving effect to Section 3.02 of the Guaranty and any other “keepwell, support or other agreement” for the benefit of such Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act) at the time the guarantee of such Loan Party, or a grant by such Loan Party of a security interest, becomes effective with respect to such Swap Obligation, or (ii) in the case of a Swap Obligation that is subject to a clearing requirement pursuant to section 2(h) of the Commodity Exchange Act, because such Loan Party is a “financial entity,” as defined in section 2(h)(7)(C) of the Commodity Exchange Act, at the time the guarantee of (or grant of such security interest by, as applicable) such Loan Party becomes or would become effective with respect to such Swap Obligation, or

(b) any other Swap Obligation designated as an “Excluded Swap Obligation” of such Loan Party as specified in any agreement between the relevant Loan Parties and hedge counterparty applicable to such Swap Obligations. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest becomes excluded in accordance with the first sentence of this definition.

“Excluded Taxes” means, with respect to each Agent and each Lender,

(1) any Tax imposed on (or measured by) such Agent or Lender’s net income or profits (or net worth Tax in lieu of such Tax on net income or profits), or franchise Taxes, imposed by a jurisdiction as a result of such Agent or Lender being organized under the laws of or having its principal office or applicable Lending Office located in such jurisdiction or as a result of any other present or former connection between such Agent or Lender and the jurisdiction (including as a result of such Agent or Lender carrying on a trade or business, having a permanent establishment or being a resident for Tax purposes in such jurisdiction), other than a connection arising solely from such Agent or Lender having executed, delivered, enforced, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or sold or assigned an interest in, any Loan or Loan Document,

(2) any branch profits Tax under Section 884(a) of the Code, or any similar Tax, imposed by any jurisdiction described in clause (1),

(3) other than with respect to and to the extent that any Lender becomes a party hereto pursuant to the Borrower’s request under Section 3.07, any U.S. federal Tax that is withheld or required to be withheld on amounts payable to or for the account of an Agent under this Agreement pursuant to a Law in effect on the date such Agent becomes a party hereunder or a Lender with respect to an applicable interest in a Loan or Commitment pursuant to a Law in effect on the date such Lender (i) acquires such interest in the applicable Commitment or, if such Lender did not fund the applicable Loan pursuant to a prior Commitment, on the date such Lender acquires the applicable interest in such Loan (or where the Lender is a partnership for U.S. federal income Tax purposes, pursuant to a Law in effect on the later of the date on which such Lender acquires such interest or the date on which the affected partner becomes a partner of such Lender), or (ii) designates a new Lending Office (or where the Lender is a partnership for U.S. federal income Tax purposes, pursuant to a Law in effect on the later of the date on which the Lender designates a new Lending Office or, if applicable, the date on which the affected partner designates a new Lending Office) except, in the case of a Lender or partner that designates a new Lending Office or is an assignee, to the extent that such Lender or partner (or its assignor, if any) was entitled, immediately prior to the time of designation of a new Lending Office (or assignment), to receive additional amounts from a Loan Party with respect to such U.S. federal Tax pursuant to Section 3.01,

(4) in the case of a Lender, any withholding Tax attributable to such Lender’s failure to comply with Section 3.01(3)

(5) any Tax imposed under FATCA, and

(6) any U.S. federal backup withholding under Section 3406 of the Code.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of August 28, 2018, by and among, inter alios, the Company and CONA, as administrative agent, and the other parties thereto from time to time (as amended, restated, supplemented or otherwise modified from time to time).

“Existing Revolving Class” has the meaning specified in Section 2.16(2).

“Existing Term Loan Class” has the meaning specified in Section 2.16(1).

“Extended Revolving Commitments” has the meaning specified in Section 2.16(2).

“Extended Term Loans” has the meaning specified in Section 2.16(1).

“Extending Lender” means an Extending Revolving Lender or an Extending Term Lender, as the case may be.

“Extending Revolving Lender” has the meaning specified in Section 2.16(3).

“Extending Term Lender” has the meaning specified in Section 2.16(3).

“Extension” means the establishment of an Extension Series by amending a Loan pursuant to Section 2.16 and the applicable Extension Amendment.

“Extension Amendment” has the meaning specified in Section 2.16(4).

“Extension Election” has the meaning specified in Section 2.16(3).

“Extension Minimum Condition” means a condition to consummating any Extension that a minimum amount (to be determined and specified in the relevant Extension Request, in the Borrower’s sole discretion) of any or all applicable Classes be submitted for Extension.

“Extension Request” means any Term Loan Extension Request or any Revolving Extension Request, as the case may be.

“Extension Series” means any Term Loan Extension Series or a Revolving Extension Series, as the case may be.

“Facilities” means the Closing Date Term B-1 Facility, the Closing Date Term B- 2 Facility, the Delayed Draw Term B-1 Facility, the Delayed Draw Term B-2 Facility, the Revolving Facility, a given Extension Series of Extended Revolving Commitments, a given Extension Series of Extended Term Loans, a given Class of Incremental Term Loans, a given Class of Incremental Revolving Commitments or a given Class of Replacement Loans, as the context may require, and “Facility” means any of them.

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Borrower in good faith.

“FATCA” means Sections 1471 through 1474 of the Code as in effect on the date hereof or any amended or successor version thereof that is substantively comparable and not materially more onerous to comply with (and, in each case, any current or future regulations promulgated thereunder or official interpretations thereof), any applicable intergovernmental agreement entered into in respect thereof, and any provision of law or administrative guidance implementing or interpreting such provisions, including any agreements entered into pursuant to any such intergovernmental agreement or Section 1471(b)(1) of the Code as of the date hereof (or any amended or successor version described above).

“FCPA” has the meaning specified in Section 5.17.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) of the quotations for the day for such transactions received by the Administrative Agent from three depository institutions of recognized standing selected by it. For the avoidance of doubt, if the Federal Funds Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Fee Letter” means the Fee Letter dated as of April 14, 2020 by and between Holdings, the Administrative Agent and the Arrangers.

“FEMA” means the Federal Emergency Management Agency, a component of the U.S. Department of Homeland Security.

“Financial Covenant” means the covenant specified in Section 7.12.

“Financial Incurrence Test” has the meaning specified in Section 1.07(8).

“Financial Officer” means, with respect to a Person, the chief financial officer, accounting officer, treasurer, controller or other senior financial or accounting officer of such Person, as appropriate.

“First Lien Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt outstanding as of the last day of such Test Period that was then secured, in whole or in part, by a Lien on the Collateral or the assets of the Borrower of any Subsidiary, in each case, that was pari passu with the Lien securing the Closing Date Term Loans, minus the Unrestricted Cash Amount on such last day, to (b) Consolidated EBITDA of the Borrower and its Subsidiaries for such Test Period, in each case on a pro forma basis.

“First Lien Obligations” means the Obligations and the Permitted Incremental Equivalent Debt, in each case, that are, or are purported to be, secured by the Collateral on an equal priority basis (but without regard to the control of remedies) with Liens on the Collateral securing the Closing Date Term Loans. For the avoidance of doubt, “First Lien Obligations” shall include the Closing Date Term Loans.

“Fixed Basket” has the meaning specified in Section 1.07(8).

“Flood Insurance Laws” means, collectively, (i) National Flood Insurance Reform Act of 1994 (which comprehensively revised the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973) as now or hereafter in effect or any successor statute thereto, (ii) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (iii) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“floor” means, with respect to any reference rate of interest, any fixed minimum amount specified for such rate.

“Foreign Asset Sale” has the meaning specified in Section 2.05(2)(h).

“Foreign Casualty Event” has the meaning specified in Section 2.05(2)(h).

“Foreign Lender” means a Lender that is not a United States person within the meaning of Section 7701(a)(30) of the Code.

“Foreign Subsidiary” means any direct or indirect Subsidiary of the Borrower that is not a Domestic Subsidiary.

“Foreign Subsidiary Holdco” means a Subsidiary substantially all of whose assets consist (directly or indirectly) of the Capital Stock (or Capital Stock and Indebtedness) of one or more Foreign Subsidiaries of the Borrower that are controlled foreign corporations with the meaning of Section 957 of the Internal Revenue Code of 1986, as amended or other Foreign Subsidiary Holdcos.

“Free and Clear Incremental Amount” has the meaning specified in Section 2.14(4)(d)(A)(1).

“Fronting Exposure” means, at any time there is a Defaulting Lender, (1) with respect to an Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Obligations, other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof and (2) with respect to any Swing Line Lender, such Defaulting Lender’s Applicable Percentage of Swing Line Loans, other than Swing Line Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Fund” means any Person (other than a natural person) that is primarily engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“Funded Debt” means all Indebtedness of the Borrower and the Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including Indebtedness in respect of the Loans.

“GAAP” means generally accepted accounting principles in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time. Notwithstanding any other provision contained herein, (i) the amount of any Indebtedness under GAAP with respect to Capitalized Lease Obligations and Attributable Indebtedness shall be determined in accordance with Section 1.03 and (ii) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Financial Accounting Standards Board Accounting Standards Codification Topic 825 (or any other Financial Accounting Standard Topic having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or the Loan Parties at “fair value”, as defined therein. Notwithstanding the foregoing, if at any time any change occurs after the Closing Date in GAAP or in the application thereof that, in each case, would affect the computation of any financial ratio or financial requirement, or compliance with any covenant, set forth in any Loan Document (including, but not limited to, the impact of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) or similar revenue recognition policies promulgated after the Closing Date), Accounting

Standards Update 2016-2, Leases (Topic 842), and the Borrower or the Required Lenders shall so request (regardless of whether any such request is given before or after such change), the Administrative Agent, the Lenders and the Borrower will negotiate in good faith to amend (subject to the approval of the Required Lenders) such ratio, requirement or covenant to preserve the original intent thereof in light of such change in GAAP; provided that until so amended, (a) such ratio, requirement or covenant shall continue to be computed in accordance with GAAP without giving effect to such change therein and (b) if reasonably requested by the Administrative Agent with respect to periods ending prior to the date that is one year after the effectiveness of such change, the Borrower shall provide to the Administrative Agent (for distribution to the Lenders), together with any financial statements to be delivered pursuant to Section 6.01, a summary reconciliation between calculations of any such ratios or requirements required to be included in the corresponding Compliance Certificate to be delivered pursuant to Section 6.02(4) made before and after giving effect to such change in GAAP. For the avoidance of doubt, subject to the requirements of the foregoing clause (b), the operation of this paragraph shall otherwise have no effect with respect to any financial statements required to be delivered pursuant to Section 6.01 unless the Borrower otherwise elects.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state, local, or otherwise, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Programs” means (i) the Medicare and Medicaid Programs, and (ii) any other Federal health care program, as defined in 42 U.S.C. § 1320a-7b(f).

“Granting Lender” has the meaning specified in Section 10.07(g).

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business or consistent with industry practice), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means, as to any Person, without duplication,

(a) any obligation, contingent or otherwise, of such Person guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other monetary obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part) or

(b) any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business or consistent with industry practice, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with the Transaction or any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantor” has the meaning specified in clause (2) of the definition of “Collateral and Guarantee Requirement.” For avoidance of doubt, the Borrower may, in its sole discretion, cause any Parent Company or Subsidiary that is not required to be a Guarantor to Guarantee the Obligations by causing such Parent Company or Subsidiary to execute a joinder to the Guaranty (substantially in the form provided therein or as the Administrative Agent, the Borrower and such Guarantor may otherwise agree), and any such Parent Company or Subsidiary shall be a Guarantor hereunder for all purposes; provided that (i) in the case of any Parent Company or Subsidiary organized in a foreign jurisdiction, any such action shall be subject to the limitations, restrictions and requirements set forth in the definition of Excluded Subsidiary Joinder Exception, (ii) the Administrative Agent shall have received at least two (2) Business Days prior to the effectiveness of such joinder (or such later date as reasonably agreed by the Administrative Agent) all documentation and other information in respect of such Guarantor required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and (iii) such Guarantor shall have complied with the Collateral and Guarantee Requirement (as modified in accordance with the definition of “Collateral and Guarantee Requirement” to account for the jurisdiction of organization of such Subsidiary). For the avoidance of doubt, no Affiliated Practice shall be a Guarantor.

“Guarantor Release Election” has the meaning specified in the definition of “Collateral and Guarantee Requirement”.

“Guaranty” means (a) the Guaranty substantially in the form of Exhibit E made by Holdings and each Subsidiary Guarantor, (b) each other guaranty and guaranty supplement delivered pursuant to Section 6.11 and (c) each other guaranty and guaranty supplement delivered by any Parent Company or Subsidiary pursuant to the second sentence of the definition of “Guarantor”.

“Hazardous Materials” means all explosive or radioactive substances or wastes, and all other substances, wastes, pollutants and contaminants and chemicals in any form, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas and infectious or medical wastes, to the extent any of the foregoing are regulated pursuant to, or form the basis for liability under, any Environmental Law due to their dangerous or deleterious properties or characteristics.

“Health Care Laws” means, collectively, any and all Laws, relating to any of the following: (a) fraud and abuse (including the following statutes, as amended, modified or supplemented from time to time and any successor statutes thereto and regulations promulgated from time to time thereunder: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn and § 1395(q)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the federal health care program exclusion provisions (42 U.S.C. § 1320a-7), the Eliminating Kickbacks in Recovery Act (18 U.S.C. §220) and the Civil Monetary Penalties Act (42 U.S.C. § 1320a-7a)); (b) the billing, coding, documentation or submission of claims or collection of accounts receivable or reporting and refunding of overpayments; (c) Medicare and Medicaid program requirements for participation and payment; (d) the restrictions on the corporate practice of medicine and other applicable health care professions; (e) the privacy and security of health care information (including HIPAA); (f) healthcare facility and professional fee-splitting prohibitions; (g) federal and state laws related to facility licensure; and (h) state laws related to certificate of need requirements.

“Hedge Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Hedge Bank” means (a) any Person party to a Secured Hedge Agreement that is an Agent, a Lender or an Affiliate of any of the foregoing on the Closing Date or at the time it enters into such Secured Hedge Agreement, in its capacity as a party thereto, whether or not such Person subsequently ceases to be an Agent, a Lender or an Affiliate of any of the foregoing or (b) any Person from time to time approved by the Administrative Agent and specifically designated in writing as a “Hedge Bank” by the Borrower to the Administrative Agent.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any Hedge Agreement.

“HIPAA” means the (a) Health Insurance Portability and Accountability Act of 1996; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (c) any state and local Laws regulating the privacy and/or security of individually identifiable health information, including state laws providing for notification of breach of privacy or security of individually identifiable health information, in each case as amended, modified or supplemented from time to time, and together with all successor statutes thereto and all rules and regulations promulgated from time to time thereunder.

“Holdings” has the meaning specified in the introductory paragraph to this Agreement.

“Honor Date” has the meaning specified in Section 2.03(3)(a).

“HPS” means HPS Investment Partners, LLC.

“HPS Entities” means HPS and its Affiliates, affiliated or managed funds and separately managed accounts.

“Identified Participating Lenders” has the meaning specified in Section 2.05(1)(e)(C)(3).

“Identified Qualifying Lenders” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Immaterial Subsidiary” means any Subsidiary of the Borrower that is not a Material Subsidiary and does not hold intellectual property or other assets material to the business or operations of the Borrower and its Subsidiaries.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in- law, son-in-law and daughter-in-law (including, in each case, adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incremental Amendment” has the meaning specified in Section 2.14(6).

“Incremental Amounts” has the meaning specified in clause (1) of the definition of Refinancing Indebtedness.

“Incremental Commitments” has the meaning specified in Section 2.14(1).

“Incremental Facility Closing Date” has the meaning specified in Section 2.14(4).

“Incremental Lenders” has the meaning specified in Section 2.14(3).

“Incremental Loan” has the meaning specified in Section 2.14(2).

“Incremental Loan Request” has the meaning specified in Section 2.14(1).

“Incremental Revolving Commitments” has the meaning specified in Section 2.14(1).

“Incremental Revolving Facility” has the meaning specified in Section 2.14(1).

“Incremental Revolving Lender” has the meaning specified in Section 2.14(3).

“Incremental Revolving Loan” has the meaning specified in Section 2.14(2).

“Incremental Term Commitments” has the meaning specified in Section 2.14(1).

“Incremental Term Lender” has the meaning specified in Section 2.14(3).

“Incremental Term Loan” has the meaning specified in Section 2.14(2).

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the deferred and unpaid balance of the purchase price of any property (including Capitalized Lease Obligations) due more than twelve months after such property is acquired, except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or consistent with industry practice, (ii) any earn-out obligations (except to the extent covered by clause (d) below), (iii) accruals for payroll and other liabilities accrued in the ordinary course of business and (iv) liabilities associated with customer prepayments and deposits to the extent the same will not accrue interest at any time and the Borrower and its Subsidiaries timely perform the services owing to such customer in the ordinary course of business and consistent with past practices;

(d) any earn out obligation to the extent such earn out obligation is reflected as a liability on the balance sheet (excluding any footnotes thereto) of such Person in accordance with GAAP; or

(e) representing the net obligations under any Hedging Obligations;

provided that Indebtedness of any Parent Company appearing upon the balance sheet of Holdings or the Borrower, as applicable, solely by reason of push-down accounting under GAAP will be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of this definition of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business or consistent with industry practice; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of this definition of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided that the amount of such Indebtedness will be the lesser of (i) the fair market value of such asset at such date of determination and (ii) the amount of such Indebtedness of such other Person; provided that notwithstanding the foregoing, Indebtedness will be deemed not to include:

(i) Contingent Obligations incurred in the ordinary course of business or consistent with industry practice solely to the extent such Contingent Obligations are not in respect of Indebtedness for borrowed money,

(ii) reimbursement obligations under commercial letters of credit (provided that unreimbursed amounts under commercial letters of credit will be counted as Indebtedness three (3) Business Days after such amount is drawn),

(iii) [reserved],

(iv) accrued expenses,

(v) deferred or prepaid revenues (other than as required by clause (1)(c) above),

(vi) deferred fees, indemnities and expense reimbursements owing to the Sponsor or a Co-Sponsor that are permitted to be incurred pursuant to Section 7.07,

(vii) amounts owed to dissenting stockholders in connection with, or as a result of, their exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect thereto (including accrued interest), with respect to any permitted Investments to the extent paid when due (unless being properly contested), and

(viii) asset retirement obligations and obligations in respect of reclamation and workers compensation (including pensions and retiree medical care);

provided further that Indebtedness will be calculated without giving effect to the effects of Accounting Standards Codification Topic No. 815, Derivatives and Hedging, and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, Indebtedness will not be deemed to include obligations incurred in advance of, and the proceeds of which are to be applied in connection with, the consummation of a transaction solely to the extent that the proceeds thereof are and continue to be held in an escrow, trust, collateral or similar account or arrangement for a period of not greater than five (5) Business Days and are not otherwise made available for any other purpose and are used for such purpose (it being understood that in any event, any such proceeds shall be not deemed to be Unrestricted Cash Amounts).

“Indemnified Liabilities” has the meaning specified in Section 10.05.

“Indemnitees” has the meaning specified in Section 10.05.

“Independent Assets or Operations” means, with respect to any Parent Company, that Parent Company’s total assets, revenues, income from continuing operations before income taxes and cash flows from operating activities (excluding in each case amounts related to its investment in the Borrower and the Subsidiaries), determined in accordance with GAAP and as shown on the most recent balance sheet of such Parent Company, is more than 3.0% of such Parent Company’s corresponding consolidated amount.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that, in the good faith judgment of the Borrower, is qualified to perform the task for which it has been engaged.

“Information” has the meaning specified in Section 6.02 or Section 10.09, as applicable.

“Initial Default” has the meaning specified in Section 1.02(9).

“Insolvency Proceeding” means (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors; in each case in (a) and (b) above, undertaken under any Debtor Relief Laws.

“Intellectual Property Security Agreements” has the meaning specified in the Security Agreement.

“Intercompany Note” means the Intercompany Note, dated as of the Closing Date, substantially in the form of Exhibit Q executed by the Borrower and each Subsidiary of the Borrower party thereto.

“Intercreditor Agreement” means, as applicable, any Equal Priority Intercreditor Agreement and any Junior Lien Intercreditor Agreement.

“Interest Payment Date” means, (a) as to any Loan of any Class other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the applicable Maturity Date of the Loans of such Class; provided that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates and (b) as to any Base Rate Loan of any Class, the last Business Day of each March, June, September and December and the applicable Maturity Date of the Loans of such Class.

“Interest Period” means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, two, three or six months thereafter, or to the extent consented to by each applicable Lender, twelve months (or such other period as may be consented to by each applicable Lender), as selected by the Borrower in its Committed Loan Notice; provided that:

(1) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(2) any Interest Period (other than an Interest Period having a duration of less than one month) that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(3) no Interest Period shall extend beyond the applicable Maturity Date for the Class of Loans of which such Eurodollar Rate Loan is a part.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other rating agency selected by the Borrower.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or debt instruments constituting loans or advances among the Borrower and its Subsidiaries;

(3) investments in any fund that invests substantially all of its assets in investments of the type described in clauses (1) and (2) of this definition which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of (1) loans (including guarantees), (2) advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel and similar advances to employees, directors, officers, members of management, consultants and independent contractors, in each case made in the ordinary course of business or consistent with industry practice), (3) purchases or other acquisitions for consideration of Indebtedness, (4) Equity Interests or other securities issued by any other Person, (5) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business, book of business or division of such Person, and (6) any transaction that results in a Person becoming an Affiliated Practice.

The amount of any Investment outstanding at any time will be the original cost of such Investment, net of returns of capital received in cash (in an amount not to exceed the original amount of the related Investment) and shall not increase the amount set forth in Section 7.05(a)(3).

“IP Rights” has the meaning specified in Section 5.15.

“IRS” means Internal Revenue Service of the United States.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the International Chamber of Commerce publication no. 950 (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” means (a) CONA or its Affiliates or designees, together with their permitted successors and assigns and (b) any other Revolving Lender that becomes an Issuing Bank in accordance with Section 2.03(11); provided no Issuing Bank shall be required to issue either (x) letters of guarantee or bankers acceptances or (y) Letters of Credit other than standby letters of credit, in each case without its consent. Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates or designees of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate or designee with respect to Letters of Credit issued by such Affiliate or designee. Any Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by any Affiliate of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate (it being agreed that such Issuing Bank shall, or shall cause such Affiliate to, comply with the requirements of Section 2.03 with respect to such Letters of Credit).

“Issuing Bank Document” means with respect to any Letter of Credit, the L/C Application, and any other document, agreement and instrument entered into by any Issuing Bank and the Borrower (or any of its Subsidiaries) or in favor of such Issuing Bank and relating to such Letter of Credit in the case of Letters of Credit (including, for the avoidance of doubt, the Master Agreement for Standby Letters of Credit and the Master Agreement for Documentary Letters of Credit).

“Junior Indebtedness” means any Indebtedness of any Loan Party that (1) by its terms is contractually subordinated in right of payment to the Obligations of such Loan Party arising under the Loans or the Guaranty, (2) is secured by a Lien ranking junior to the Lien securing the Obligations or (3) is unsecured.

“Junior Lien Debt” means any Indebtedness that is secured by Liens on Collateral on a basis that is junior in priority to the Liens on Collateral securing the Obligations.

“Junior Lien Intercreditor Agreement” means an intercreditor agreement (1) substantially in the form of Exhibit G-2 or (2) in form and substance reasonably acceptable to the Required Lenders and the Borrower, which agreement shall provide that the Liens on the Collateral securing the applicable other Indebtedness shall rank junior in priority to the Liens on the Collateral securing the Obligations under this Agreement, in each case with such modifications thereto as the Required Lenders and the Borrower may agree.

“L/C Advance” means, with respect to each Revolving Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage.

“L/C Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the relevant Issuing Bank.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed prior to the Honor Date or refinanced as a Revolving Borrowing.

“L/C Commitment” means, with respect to any Person, the amount set forth opposite the name of such Person on Schedule 2.01 under the caption “L/C Commitment” or in the relevant Assignment and Assumption, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

“L/C Expiration Date” means the day that is five (5) Business Days prior to the scheduled Maturity Date then in effect for the applicable Revolving Facility (or, if such day is not a Business Day, the next preceding Business Day).

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be the maximum amount available to be drawn under such Letter of Credit (not to exceed the stated amount thereof in effect at such time, or, with respect to any Letter of Credit that, by its terms or the terms of any L/C Application related thereto, provides for one or more automatic increases in the stated amount thereof, the maximum stated amount of such or Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time). For all purposes of this Agreement (but subject to the Master Agreement for Standby Letters of Credit and the Master Agreement for Documentary Letters of Credit), if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.13 or Rule 3.14 of the ISP, article 29 of the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce publication no. 600, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Sublimit” means an amount equal to the sum of the lesser of (a) $5 million, as adjusted from time to time in accordance with Section 2.06 or Section 2.14 and (b) the aggregate amount of the Revolving Commitments. The L/C Sublimit is part of, and not in addition to, the Revolving Facility.

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Incremental Loan, any Incremental Revolving Commitment, any Replacement Loan, any Extended Term Loan or any Extended Revolving Commitment, in each case as extended in accordance with this Agreement from time to time.

“Laws” means, collectively, all international, foreign, federal, state and local laws (including common law), statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities and executive orders, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“LCT Election” has the meaning specified in Section 1.07(11).

“LCT Test Date” has the meaning specified in Section 1.07(11).

“Lender” has the meaning specified in the introductory paragraph to this Agreement and, as context requires (including for purposes of the definition of “Secured Parties” and for purposes of Sections 3.01 and 3.04), includes any Issuing Bank, Swing Line Lender and their respective successors and assigns as permitted hereunder, each of which is referred to herein as a “Lender.” For the avoidance of doubt, each Additional Lender is a Lender to the extent any such Person has executed and delivered an Incremental Amendment or an amendment in respect of Replacement Loans, as the case may be, and to the extent such Incremental Amendment or amendment in respect of Replacement Loans shall have become effective in accordance with the terms hereof and thereof, and each Extending Lender shall continue to be a Lender. As of the Closing Date, Schedule 2.01 sets forth the name of each Lender. Notwithstanding the foregoing, no Disqualified Institution that purports to become a Lender hereunder (notwithstanding the provisions of this Agreement that prohibit Disqualified Institutions from becoming Lenders) without the Borrower’s written consent shall be entitled to any of the rights or privileges enjoyed by the other Lenders with respect to voting, information and lender meetings; provided that the Loans of any such Disqualified Institution shall not be excluded for purposes of making a determination of Required Lenders if the action in question affects such Disqualified Institution in a disproportionately adverse manner than its effect on the other Lenders; provided, further, that if any assignment or participation is made to any Disqualified Institution without the Borrower’s prior written consent in violation of clause (v) of Section 10.07(b) the Borrower may, at its sole expense and effort, upon notice to the applicable Disqualified Institution and the Administrative Agent, (A) terminate any Revolving Commitment of such Disqualified Institution and repay all obligations of the Borrower owing to such Disqualified Institution in connection with such Revolving Commitment, (B) in the case of outstanding Term Loans held by Disqualified Institutions, purchase or prepay such Term Loan by paying the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such Term Loans, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder and/or (C) require such Disqualified Institution to assign, without recourse (in accordance with and subject to the restrictions contained in Section 10.07), all of its interest, rights and obligations under this Agreement to one or more Eligible Assignees at the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such interests, rights and obligations, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder.

“Lender-Related Distress Event” means, with respect to any Lender or any direct or indirect parent company of such Lender (each, a “Distressed Person”), (a) that such Distressed Person is or becomes subject to a voluntary or involuntary case under any Debtor Relief Law, (b) a custodian, conservator, receiver, or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, (c) such Distressed Person or any direct or indirect parent company of such Distressed Person is subject to a forced liquidation, makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent or bankrupt or (d) that such Distressed Person becomes the subject of a Bail-in Action; provided that a Lender-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Equity Interests in any Lender or any direct or indirect parent company of a Lender by a Governmental Authority or an instrumentality thereof so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

“Letter of Credit” means any letter of credit issued hereunder.

“LIBOR” has the meaning specified in the definition of “Eurodollar Rate.”

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event will an operating lease be deemed to constitute a Lien.

“Limited Condition Transactions” means any (1) Permitted Acquisition or other Investment permitted hereunder or similar transaction (including any merger, amalgamation, consolidation or other business combination and any transaction resulting in a Person becoming an Affiliated Practice) permitted hereunder by the Borrower or one or more of its Subsidiaries whose consummation is not conditioned upon the availability of, or on obtaining, third party financing, (2) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring irrevocable notice in advance thereof and (3) any Restricted Payment in connection with a transaction described in clause (1) and (2).

“LLC” means any limited liability company.

“LLC Division” means the statutory division of any LLC into two or more LLCs pursuant to Section 18-217 of the Delaware Limited Liability Company Act or a comparable provision of any other applicable Law.

“Loan” means an extension of credit under Article II by a Lender (1) to the Borrower in the form of a Term Loan, (2) to the Borrower in the form of a Revolving Loan, (3) to the Borrower in the form of a Swing Line Loan or (4) to the Borrower in the form of a Delayed Draw Term Loan.

“Loan Documents” means, collectively, (a) this Agreement, (b) the Notes, (c) any Incremental Amendment, Extension Amendment or amendment in respect of Replacement Loans, (d) the Guaranty, (e) the Collateral Documents, (f) any Intercreditor Agreement, (g) the Fee Letter, (h) the AAL and (i) the Master Agreement for Standby Letters of Credit and the Master Agreement for Documentary Letters of Credit.

“Loan Increase” means a Term Loan Increase or Revolving Commitment Increase.

“Loan Parties” means, collectively, (a) Holdings, (b) the Borrower and (c) each Subsidiary Guarantor.

“Make-Whole Premium” means, with respect to any prepayment of the Closing Date Term Loans and Delayed Draw Term Loans at any time on or prior to the first anniversary of the Closing Date, the excess of (a) the sum of the present value of (i) one hundred three percent (103%) of the outstanding principal amount of the Closing Date Term Loans and Delayed Draw Term Loans being prepaid as of such date of prepayment, plus (ii) all required interest payments due on such Closing Date Term Loans and Delayed Draw Term Loans from the date of prepayment through and including the first anniversary of the Closing Date, which such present value shall be computed using a discount rate equal to the Treasury Rate plus fifty (50) basis points over (b) the principal amount of the Closing Date Term Loans and Delayed Draw Term Loans being prepaid; provided that in no event shall the Make-Whole Premium be less than zero.

“Management Fees” means any management, consulting, monitoring, transaction, advisory and other fees pursuant to the Management Services Agreement and any termination fees pursuant to the Management Services Agreement.

“Management Members” has the meaning specified in the definition of “Management Stockholders.”

“Management Services Agreement” means that certain Management Services Agreement, dated as of the Closing Date, among Lynnwood TopCo, L.P, a Delaware limited partnership, Lynnwood Ultimate Holdings, Inc., a Delaware corporation, Holdings, the Borrower, LifeStance Health, Inc., a Delaware corporation, TPG VIII Management, LLC, a Delaware limited liability company, TPG Healthcare Partners Management, LLC, a Delaware limited liability company, Silversmith Management, L.P., a Delaware limited partnership, Summit Partners, L.P., a Delaware limited partnership, and each of the individuals set forth on Schedule A attached thereto, as amended, restated, amended and restated, supplemented or otherwise modified or replaced in accordance with the terms of this Agreement.

“Management Stockholders” means (a) the members of management (and their Controlled Investment Affiliates and Immediate Family Members and any permitted transferees thereof) of the Borrower (or a Parent Company) or any Affiliated Practice on the Closing Date who are holders of Equity Interests of any Parent Company on the Closing Date or will become holders of such Equity Interests on the Closing Date in connection with the Transactions (the “Management Members”), (b) the heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of any Management Member and (c) any trust, the beneficiaries of which, or a corporation or partnership, the stockholders or partners of which, include only a Management Member, his or her spouse, parents, siblings, members of his or her immediate family (including adopted children and step children) and/or direct lineal descendants.

“Margin Stock” has the meaning specified in Regulation U of the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Master Agreement for Documentary Letters of Credit” means that certain Master Agreement for Documentary Letters of Credit, dated as of the Closing Date between the Borrower on behalf of all Loan Parties and CONA, as an Issuing Bank.

“Master Agreement for Standby Letters of Credit” means that certain Master Agreement for Standby Letters of Credit, dated as of the Closing Date between the Borrower on behalf of all Loan Parties and CONA, as an Issuing Bank.

“Material Adverse Effect” means (x) on the Closing Date (or a date prior thereto), a Closing Date Material Adverse Effect and (y) thereafter, any event, circumstance or condition that has had a materially adverse effect on (a) the business, operations, assets or financial condition of the Borrower and its Subsidiaries, taken as a whole, excluding the impacts of COVID-19, (b) the ability of the Loan Parties (taken as a whole) to perform their payment obligations under the Loan Documents or (c) the rights and remedies of the Lenders, the Collateral Agent or the Administrative Agent under the Loan Documents.

“Material Domestic Subsidiary” means any Domestic Subsidiary that is a Material Subsidiary.

“Material Real Property” means any fee-owned real property located in the United States and owned by any Loan Party with an individual fair market value in excess of $3.0 million on the Closing Date (if owned by a Loan Party on the Closing Date) or at the time of acquisition (if acquired by a Loan Party after the Closing Date) or date that any Person becomes a Loan Party (if owned by a Person that becomes a Loan Party after the Closing Date); provided that for the avoidance of doubt, Material Real Property will not include any Excluded Assets (excluding for this purpose clause (i)(x) of the definition of “Excluded Assets”).

“Material Subsidiary” means, as of the Closing Date and thereafter at any date of determination, each Subsidiary of the Borrower (a) whose total assets at the last day of the most recent Test Period (when taken together with the total assets of the Subsidiaries of such Subsidiary at the last day of the most recent Test Period) were equal to or greater than 3.0% of Total Assets of the Borrower and the Subsidiaries at such date or (b) whose gross revenues for such Test Period (when taken together with the gross revenues of the Subsidiaries of such Subsidiary for such Test Period) were equal to or greater than 3.0% of the consolidated gross revenues of the Borrower and the Subsidiaries for such Test Period, in each case determined in accordance with GAAP; provided that if at any time and from time to time after the date which is 30 days after the Closing Date (or such longer period as the Administrative Agent may agree in its reasonable discretion), all Subsidiaries that are not Guarantors solely because they do not meet the thresholds set forth in the preceding clause (a) or (b) comprise in the aggregate more than (when taken together with the total assets of the Subsidiaries of such Subsidiaries at the last day of the most recent Test Period) 5.0% of Total Assets of the Borrower and the Subsidiaries as of the last day of the most recent Test Period or more than (when taken together with the gross revenues of the Subsidiaries of such Subsidiaries for such Test Period) 5.0% of the consolidated gross revenues of the Borrower and the Subsidiaries for such Test Period, then the Borrower shall, not later than sixty (60) days after the date by which financial statements for such Test Period were required to be delivered pursuant to this Agreement (or such longer period as the Administrative Agent may agree in its reasonable discretion), (i) designate in writing to the Administrative Agent one or more Subsidiaries as “Material Subsidiaries” to the extent required such that the foregoing condition ceases to be true and (ii) comply with the provisions of Section 6.11 with respect to any such Subsidiaries (to the extent applicable), in each case, other than any Subsidiaries that otherwise constitute Excluded Subsidiaries. At all times prior to the delivery of the aforementioned financial statements, such determinations shall be made based on the Pro Forma Financials and the latest Unaudited Financial Statements (as adjusted by the Borrower (in its good faith judgment) on a pro forma basis to give effect to the Transactions as if the Transactions had occurred at the beginning of such period).

“Maturity Date” means (i) with respect to the Closing Date Term Loans and the Delayed Draw Term Loans that have not been extended pursuant to Section 2.16, the sixth anniversary of the Closing Date (the “Original Term Loan Maturity Date”), (ii) with respect to the Closing Date Revolving Facility, to the extent not extended pursuant to Section 2.16, the fifth anniversary of the Closing Date (the “Original Revolving Facility Maturity Date”), (iii) with respect to any Class of Extended Term Loans or Extended Revolving Commitments, the final maturity date as specified in the applicable Extension Amendment, (iv) [reserved], (v) with respect to any Class of Replacement Loans, the final maturity date as specified in the applicable amendment to this Agreement in respect of such Replacement Loans and (vi) with respect to any Incremental Loans or Incremental Revolving Commitments, the final maturity date as specified in the applicable Incremental Amendment; provided, in each case, that if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately succeeding such day.

“Maximum Rate” has the meaning specified in Section 10.11.

“Medicare and Medicaid Programs” means the programs established under Title XVIII and XIX of the Social Security Act and any successor programs performing similar functions.

“Minimum Equity Contribution” means 70% of the Total Capitalization.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgage” means a mortgage customary in the jurisdiction to which it is to be filed in form and substance reasonably acceptable to the Administrative Agent and the Borrower, in each case with such modifications thereto as the Administrative Agent and the Borrower may agree, in each case, including such modifications as may be required by local laws, pursuant to Section 6.13(2), and any other deeds of trust, trust deeds, hypothecs, deeds to secure debt or mortgages executed and delivered pursuant to Section 6.11.

“Mortgage Policies” has the meaning specified in Section 6.11(2)(b)(ii).

“Mortgaged Properties” has the meaning specified in paragraph (5) of the definition of “Collateral and Guarantee Requirement.”

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA, to which any Loan Party or any of their respective ERISA Affiliates makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“Net Proceeds” means:

(1) with respect to any Asset Sale or any Casualty Event, the aggregate cash and Cash Equivalents received by the Borrower or any Subsidiary in respect of any Asset Sale or Casualty Event, including any cash and Cash Equivalents received upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale, net of the costs relating to such Asset Sale or Casualty Event and the sale or disposition of such Designated Non- Cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable Law, brokerage and sales commissions, title insurance premiums, related search and recording charges, survey costs and mortgage recording tax paid in connection therewith, all dividends, distributions or other payments required to be made to minority interest holders in Subsidiaries as a result of any such Asset Sale or Casualty Event by a Subsidiary, the amount of any purchase price or similar adjustment claimed by any Person to be owed by the Borrower or any Subsidiary, until such time as such claim will have been settled or otherwise finally resolved, or paid or payable by the Borrower or any Subsidiary, in either case in respect of such Asset Sale or Casualty Event, any relocation expenses incurred as a result thereof, costs and expenses in connection with unwinding any Hedging Obligation in connection therewith, other fees and expenses, including title and recordation expenses, Taxes paid or payable (including any additional distributions with respect to Taxes pursuant to Section 7.05(b)(14) to be made as a result of the transactions giving rise to such cash and cash equivalents received) as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under this Agreement, amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness (other than the

Obligations and Indebtedness secured by Liens that are expressly subordinated to the Liens securing the Obligations) secured by a Lien on such assets and required to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Borrower or any Subsidiary as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Borrower or any Subsidiary after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that (a) no net cash proceeds calculated in accordance with the foregoing realized in a single transaction or series of related transactions shall constitute Net Proceeds unless such net cash proceeds shall exceed $1.0 million and (b) no such net cash proceeds shall constitute Net Proceeds under this clause (1) in any fiscal year until the aggregate amount of all such net cash proceeds in such fiscal year shall exceed $3.0 million (and thereafter only net cash proceeds in excess of such amount shall constitute Net Proceeds under this clause (1)); and

(2) (a) with respect to the incurrence or issuance of any Indebtedness by the Borrower or any Subsidiary, any Permitted Equity Issuance by the Borrower or any Parent Company or any contribution to the common equity capital of the Borrower, the excess, if any, of (b) the sum of the cash and Cash Equivalents received in connection with such incurrence or issuance over (ii) all Taxes paid or reasonably estimated to be payable, and all fees (including investment banking fees, attorneys’ fees, accountants’ fees, underwriting fees and discounts), commissions, costs and other out-of-pocket expenses and other customary expenses incurred, in each case by the Borrower or such Subsidiary in connection with such incurrence or issuance and (c) with respect to any Permitted Equity Issuance by any Parent Company, the amount of cash from such Permitted Equity Issuance contributed to the capital of the Borrower.

“Non-Consenting Lender” has the meaning specified in Section 3.07.

“Non-Defaulting Lender” means, at any time, a Lender that is not a Defaulting Lender.

“Non-Excluded Taxes” means all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document.

“Non-Fixed Basket” has the meaning specified in Section 1.07(8).

“Non-Loan Party Amount” means, with respect to any date of determination, in the aggregate the greater of (i) $15.0 million and (ii) 30.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the Test Period ending on or most recently prior to such date of determination (calculated on a pro forma basis after giving effect to the applicable disposition or Investment).

“Non-Ratio Based Incremental Amount” has the meaning specified in Section 2.14(4)(d)(A)(2).

“Not Otherwise Applied” means, with reference to any amount of net cash proceeds of any transaction or event that is proposed to be applied to a particular use or transaction, that such amount has not previously been (and is not simultaneously being) applied to anything other than such particular use or transaction.

“Note” means a Term Note, Delayed Draw Term Note, Revolving Note or Swing Line Note, as the context may require.

“Notice of Intent to Cure” has the meaning specified in Section 8.04(1).

“Obligations” means all

(1) advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, premiums (including the Prepayment Premiums, if any) and other amounts that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees and other amounts are allowed claims in such proceeding,

(2) obligations (other than Excluded Swap Obligations) of any Loan Party or Subsidiary arising under any Secured Hedge Agreement and

(3) Cash Management Obligations under each Secured Cash Management Agreement. Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents (and any of their Subsidiaries to the extent they have obligations under the Loan Documents) include the obligation (including guarantee obligations) to pay principal, interest, reimbursement obligations, charges, expenses, fees (including Letter of Credit fees), Attorney Costs, indemnities and other amounts payable by any Loan Party under any Loan Document.

Notwithstanding the foregoing, (a) unless otherwise agreed to by the Borrower and any applicable Hedge Bank or Cash Management Bank, the obligations of Holdings, the Borrower or any Subsidiary under any Secured Hedge Agreement and under any Secured Cash Management Agreement shall be secured and guaranteed pursuant to the Collateral Documents and the Guaranty only to the extent that, and for so long as, the other Obligations are so secured and guaranteed and (b) any release of Collateral or Guarantors effected in the manner permitted by this Agreement and any other Loan Document shall not require the consent of the holders of Hedging Obligations under Secured Hedge Agreements or of the holders of Cash Management Obligations under Secured Cash Management Agreements.

“OFAC” has the meaning specified in Section 5.17.

“Offered Amount” has the meaning specified in Section 2.05(1)(e)(D)(1).

“Offered Discount” has the meaning specified in Section 2.05(1)(e)(D)(1).

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Borrower or any other Person, as the case may be.

“Officer’s Certificate” means a certificate signed on behalf of a Person by an Officer of such Person.

“OID” means original issue discount.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Administrative Agent.

“ordinary course of business” means activity conducted in the ordinary course of business of the Borrower and any Subsidiary.

“Organizational Documents” means

(1) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction);

(2) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and

(3) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Original Revolving Facility Maturity Date” has the meaning specified in the definition of “Maturity Date.”

“Original Term Loan Maturity Date” has the meaning specified in the definition of “Maturity Date.”

“Other Applicable ECF” means Excess Cash Flow or a comparable measure as determined in accordance with the documentation governing Other Applicable Indebtedness.

“Other Applicable Indebtedness” means any Permitted Incremental Equivalent Debt or Incremental Term Loans secured on a pari passu basis with the Closing Date Term Loans (together with any Refinancing Indebtedness in respect thereof) that is secured by the Collateral on a pari passu basis with the Closing Date Term Loans (without regard to control of remedies).

“Other Applicable Net Proceeds” means Net Proceeds or a comparable measure as determined in accordance with the documentation governing Other Applicable Indebtedness.

“Other Obligations Cap” means $5.0 million.

“Other Taxes” means all present or future stamp or documentary Taxes, intangible, recording, filing, excise (that is not based on net income), property or similar Taxes arising from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are imposed with respect to an assignment, grant of participation, designation of a new office for receiving payments by or on account of the Borrower or other transfer (other than an assignment, designation or other transfer at the request of the Borrower).

“Outstanding Amount” means (1) with respect to the Term Loans, Revolving Loans and Swing Line Loans on any date, the outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Term Loans, Revolving Loans (including any refinancing of outstanding Unreimbursed Amounts under Letters of Credit or L/C Credit Extensions as a Revolving Borrowing) and Swing Line Loans, as the case may be, occurring on such date; and (2) with respect to any L/C Obligations on any date, the outstanding principal amount thereof (or in the case any undrawn Letter of Credit, the maximum amount available for drawing thereunder) on such date after giving effect to any related L/C Credit Extension occurring on such date and any other changes thereto as of such date, including as a result of any reimbursements of outstanding Unreimbursed Amounts under related Letters of Credit (including any refinancing of outstanding Unreimbursed Amounts under related Letters of Credit or related L/C Credit Extensions as a Revolving Borrowing) or any reductions in the maximum amount available for drawing under related Letters of Credit taking effect on such date.

“Overnight Rate” means, for any day, the greater of (1) the Federal Funds Rate and (2) an overnight rate determined by the Administrative Agent, an Issuing Bank or a Swing Line Lender, as applicable, in accordance with banking industry rules on interbank compensation.

“Parent Company” means any Person that is a direct or indirect parent (which may be organized as, among other things, a partnership) of Holdings and/or the Borrower (for the avoidance of doubt, in the case of the Borrower, including Holdings), as applicable.

“Participant” has the meaning specified in Section 10.07(d).

“Participant Register” has the meaning specified in Section 10.07(e).

“Participating Lender” has the meaning specified in Section 2.05(1)(e)(C)(2).

“Payment Block” has the meaning specified in Section 2.05(2)(h).

“Payment Default” shall have the meaning assigned to such term in the AAL.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Loan Party or any of their respective ERISA Affiliates or to which any Loan Party or any of their respective ERISA Affiliates contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time in the preceding five plan years.

“Perfection Certificate” has the meaning specified in the Security Agreement.

“Permitted Acquisition” has the meaning specified in clause (3) of the definition of “Permitted Investments.”

“Permitted Acquisition Debt” has the meaning specified in Section 7.02(b)(14)(C).

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Borrower, any Subsidiary or any Affiliated Practice; provided that (x) any such exchange shall be for reasonably equivalent value and (y) any cash or Cash Equivalents received in connection with a Permitted Asset Swap that constitutes an Asset Sale must be applied in accordance with Section 2.05(2)(b).

“Permitted Equity Issuance” means any sale or issuance of any Qualified Equity Interests of the Borrower or any Parent Company.

“Permitted Holder” means (1) any of the Sponsor, Co-Investors and Management Stockholders and (2) any Person acting in the capacity of an underwriter (solely to the extent that and for so long as such Person is acting in such capacity) in connection with a public or private offering of Capital Stock of the Borrower or any Parent Company.

“Permitted Incremental Equivalent Debt” means Indebtedness issued, incurred or otherwise obtained by the Borrower and/or any Guarantor in respect of one or more series of senior secured notes or loans, junior lien notes or loans, subordinated notes or loans or senior unsecured notes or loans (in each case in respect of the issuance of notes, whether issued in a public offering, Rule 144A or other private placement or otherwise and any Registered Equivalent Notes issued in exchange therefor) or any bridge financing in lieu of the foregoing, or secured or unsecured mezzanine Indebtedness; provided that:

(i) subject to clauses (ii) through (xi) of this definition, the terms of any such Indebtedness (and any Refinancing Indebtedness in respect thereof) (excluding, for the avoidance of doubt, interest rates (including through fixed interest rates), interest margins, rate floors, fees, funding discounts, original issue discounts and prepayment or redemption premiums) shall either, at the option of the Borrower, (A) be reasonably satisfactory to the Required Lenders or (B) not be materially more restrictive to the Borrower (as determined by the Borrower), when taken as a whole, than the terms of the Closing Date Term Loans or Closing Date Revolving Facility, as applicable, except, in each case under this clause (B), with respect to (x) covenants (including any Previously Absent Financial Maintenance Covenant) and other terms applicable to any period after the Latest Maturity Date in effect immediately prior to the incurrence of such Permitted Incremental Equivalent Debt or (y) a Previously Absent Financial Maintenance Covenant (so long as, (I) to the extent that any such terms of any Permitted Incremental Equivalent Debt consisting of term loans contain a Previously Absent

Financial Maintenance Covenant that is in effect prior to the Latest Maturity Date of the Closing Date Term Loans, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of the Closing Date Term Loan Facility, Delayed Draw Term Loan Facility and Closing Date Revolving Facility and (II) to the extent that any such terms of any Permitted Incremental Equivalent Debt consisting of revolving loans or commitments contain a Previously Absent Financial Maintenance Covenant that is in effect prior to the Latest Maturity Date of the Closing Date Revolving Facility, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of the Closing Date Term Loan Facility, Delayed Draw Term Loan Facility and Closing Date Revolving Facility); provided that, at Borrower’s election, to the extent any term or provision that is more restrictive to the Borrower and its Subsidiaries than the terms and provisions hereunder is added for the benefit of the lenders under any such applicable Permitted Incremental Equivalent Debt, no consent shall be required from the Required Lenders to the extent that such term or provision is also added, or the features of such term or provision are provided, for the benefit of the Lenders under the Closing Date Term Loan Facility, Delayed Draw Term Loan Facility and Closing Date Revolving Facility;

(ii) the aggregate principal amount of all Permitted Incremental Equivalent Debt shall not exceed the Available Incremental Amount at the time of incurrence (it being understood that for purposes of this clause (ii), references in Section 2.14(4)(d)(C) to Incremental Loans or Incremental Revolving Commitments shall be deemed to be references to Permitted Incremental Equivalent Debt);

(iii) if such Permitted Incremental Equivalent Debt is secured, (x) it must either be secured (1) on a pari passu basis with the Lien securing the First Lien Obligations (without regard to control of remedies) and subject to an Equal Priority Intercreditor Agreement or (2) on a junior basis with the Lien securing the First Lien Obligations and subject to a Junior Lien Intercreditor Agreement and (y) it must be secured solely by the Collateral and it must be guaranteed solely by the Guarantors;

(iv) such Permitted Incremental Equivalent Debt (a) in the form of term loans or notes, shall not mature earlier than the Latest Maturity Date for the then- existing Term Loans, (b) shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the then existing Term Loans on the date of incurrence of such Permitted Incremental Equivalent Debt and (c) in the form of revolving commitments and revolving loans, shall not mature earlier than the Latest Maturity Date for the Revolving Facility; provided, that, that Permitted Incremental Equivalent Debt may be incurred in the form of a bridge or other interim credit facility intended to be refinanced or replaced with long term indebtedness (so long as such credit facility includes customary “rollover provisions” that satisfy the requirements of this clause (iv) following such rollover or upon the release of such debt from such escrow arrangements), in which case, on or prior to the first anniversary of the incurrence of such “bridge” or other credit facility, this clause (iv) shall not prohibit the inclusion of customary terms for “bridge” facilities so long as such bridge facility otherwise satisfies the requirements of this definition;

(v) Permitted Incremental Equivalent Debt (and any Refinancing Indebtedness in respect thereof) (in each case, other than in the form of Revolving Commitments and Revolving Loans) that is secured by the Collateral on a pari passu basis with the Lien securing the First Lien Obligations (without regard to control of remedies) shall be subject to the MFN Provision as if such Permitted Incremental Equivalent Debt were Incremental Term Loans;

(vi) any Permitted Incremental Equivalent Debt that is secured on a junior basis to the Lien securing the Obligations or that is unsecured shall not have amortization prior to the Latest Maturity Date with respect to the Term Loans;

(vii) Permitted Incremental Equivalent Debt may be provided by any existing Lender as approved by the Borrower (but no existing Lender will have an obligation to provide any Permitted Incremental Equivalent Debt) or by any other Person that would otherwise be an Eligible Assignee; provided that, solely with respect to Permitted Incremental Equivalent Debt (and any Refinancing Indebtedness in respect thereof) to be secured by Liens on a pari passu basis with the Obligations (without regard to control of remedies), all existing Lenders shall first be offered, by written request from the Borrower for a period of at least five (5) Business Days prior to any applicable response deadline, the right to accept or reject (in each case in their sole discretion) the opportunity to provide such Indebtedness on a pro rata basis in the form of Incremental Commitments pursuant to Section 2.14(3) on the same terms being offered to any other Person that is not an existing Lender;

(viii) any Affiliated Lender providing any Permitted Incremental Equivalent Debt shall be subject to the same restrictions set forth in Section 10.07(h), (i) and (j) as it would otherwise be subject to with respect to any purchase by or assignment to such Affiliated Lender of Term Loans and no Affiliated Lender shall provide any revolving commitments or revolving loans;

(ix) no Event of Default shall have occurred and be continuing after giving effect to the incurrence of such Permitted Incremental Equivalent Debt (provided that, with respect to any Permitted Incremental Equivalent Debt being incurred in connection with a Limited Condition Transaction, the requirement pursuant to this clause (i) shall be subject to Section 1.07(11)) and (ii) the representations and warranties of the Borrower contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the date of incurrence of such Permitted Incremental Equivalent Debt (provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date and any representation and warranty that is qualified as to

“materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates); provided, that in connection with a Limited Condition Transaction, the condition in this clause (ii) shall only be required to the extent requested by Lenders providing more than 50% of the applicable Permitted Incremental Equivalent Debt (so long as such Lenders are not Affiliated Lenders);

(x) to the extent secured by Liens on the Collateral on a pari passu basis with the First Lien Obligations (but without regard to the control of remedies), such Permitted Incremental Equivalent Debt may participate on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis) in any mandatory prepayments of Term Loans hereunder (except that, unless otherwise restricted under this Agreement, such Permitted Incremental Equivalent Debt may participate on a greater than a pro rata basis as compared to any later maturing Class of Term Loans constituting First Lien Obligations in any mandatory prepayments under Section 2.05(2)(a) and (b)), as specified in the loan documentation related to such Permitted Incremental Equivalent Debt; and

(xi) any Permitted Incremental Equivalent Debt that is secured on a pari passu basis with the Obligations (without regard to control of remedies) shall either:

(i) be allocated into a first out tranche and last out tranche such that the ratio of (x) the First Out Term Loan (as defined in the AAL), Revolving Exposure and unused Revolving Commitments and any outstanding First Out DDTL Commitments (as defined in the AAL) (immediately prior to giving effect to such Permitted Incremental Equivalent Debt) plus any portion of such Permitted Incremental Equivalent Debt to be classified in such first out tranche to (y) the Last Out Term Loan (as defined in the AAL) and any outstanding Last Out DDTL Commitments (as defined in the AAL) (immediately prior to giving effect to such Permitted Incremental Equivalent Debt) plus any portion of such Permitted Incremental Equivalent Debt to be classified in such last out tranche shall not be greater than the ratio of (I) the First Out Term Loan (as defined in the AAL), Revolving Exposure and unused Revolving Commitments and any outstanding First Out DDTL Commitments (as defined in the AAL) to (II) the Last Out Term Loan (as defined in the AAL) and any outstanding Last Out DDTL Commitments (as defined in the AAL) in effect immediately prior to giving effect to such Permitted Incremental Equivalent Debt (in which case the “last out” tranche shall rank pari passu in right of payment and proceeds priority with the Last Out Term Loans (as defined in the AAL)); or

(ii) be classified as “last out” debt ranking pari passu in right of payment and proceeds priority with the Last Out Term Loans (as defined in the AAL) for all purposes of the Equal Priority Intercreditor Agreement.

“Permitted Indebtedness” means Indebtedness permitted to be incurred in accordance with Section 7.02.

“Permitted Investments” means:

(1) any Investment in the Borrower or any Subsidiary; provided that any such Investment by a Loan Party in any Subsidiary that is not a Loan Party (other than an Affiliated Practice) shall be subject to Section 7.13(c);

(2) any Investment(s) in Cash Equivalents or Investment Grade Securities and Investments that were Cash Equivalents or Investment Grade Securities when made;

(3) (a) any Investment by the Borrower or any Subsidiary in any Person that is engaged (directly or through entities that will be Subsidiaries) in a Similar Business if as a result of such Investment:

(i) such Person becomes a Subsidiary or an Affiliated Practice; or

(ii) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets or assets constituting a business unit, a line of business or a division of such Person, to, or is liquidated into, the Borrower, a Subsidiary or an Affiliated Practice (a “Permitted Acquisition”);

provided that (i) immediately after giving pro forma effect to any such Investment, no Event of Default (or, in connection with any Limited Condition Transaction, no Event of Default under Section 8.01(1) or 8.01(6)) shall have occurred and be continuing;

(A) any such Investment (other than with cash proceeds of Equity Offerings) in any Subsidiary that is not a Loan Party (other than an Affiliated Practice) (or in assets that (I) do not constitute Collateral or (II) are not owned by an Affiliated Practice) shall be treated as an investment in a non-Loan Party that is subject to Section 7.13(c);

(B) immediately after giving effect to any such Investment on a pro forma basis, the Borrower is in compliance with (x) Sections 7.06 and (y) 7.12 as of the last day of the most recently ended Test Period as certified by a Responsible Officer of the Borrower in writing (which may be by email and shall not require any supporting calculations);

(C) such Investment shall be non-hostile;

(D) to the extent such Investment occurs after the Closing Date but before the occurrence of the Delayed Draw Term Loan Commitment Expiration Date, then:

(x) with respect to any such Investment with consideration in excess of $15.0 million, the Borrower shall have delivered to the Administrative Agent a due diligence package (and Administrative Agent shall promptly delivery such package to the Lenders) with respect to the target of such Investment (including such financial information with respect to the target as reasonably requested by the Administrative Agent or the AAL Last Out Representative and available to the Borrower without undue expense or delay);

(y) to the extent the Sponsor or the Borrower have obtained a quality of earnings report in connection with such Investment it shall be delivered to the Administrative Agent (and Administrative Agent shall promptly deliver the same to the Lenders); and

(z) the Borrower shall have delivered to the Administrative Agent to the extent requested by the Administrative Agent in its sole discretion, as soon as available, executed counterparts of the material respective agreements, documents or instruments pursuant to which such Investment is to be consummated, as well as any schedules to such agreements, documents or instruments; and

(E) to the extent all or a portion of the target of such acquisition is or is to become an Affiliated Practice and is not subject to an existing Services Agreement upon consummation of such acquisition, the Borrower or a Guarantor shall enter into a Services Agreement with the target or the Affiliated Practice(s) to which such target provides management services, as applicable, concurrently with, or within three (3) Business Days after (or such longer period after as is agreed by Administrative Agent), the target is acquired; and

(b) any Investment held by such Person described in the preceding clause (a); provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, transfer or conveyance;

(4) any Investment in securities or other assets not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made in accordance with Section 7.04;

(5) any Investment existing on the Closing Date or made pursuant to binding commitments in effect on the Closing Date, in each of the foregoing cases with respect to any such Investment or binding commitment in effect on the Closing Date in excess of $1.0 million, as set forth on Schedule 7.05, or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any Investment or binding commitment existing on the Closing Date; provided that the amount of any such Investment or binding commitment may be increased only (a) as required by the terms of such Investment or binding commitment as in existence on the Closing Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under this Agreement;

(6) any Investment acquired by the Borrower or any Subsidiary:

(a) in exchange for any other Investment, accounts receivable or indorsements for collection or deposit held by the Borrower or any Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of, or settlement of delinquent accounts and disputes with or judgments against, the issuer of such other Investment or accounts receivable (including any trade creditor or customer);

(b) in satisfaction of judgments against other Persons;

(c) as a result of a foreclosure by the Borrower or any Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(d) as a result of the settlement, compromise or resolution of (i) litigation, arbitration or other disputes or (ii) obligations of trade creditors or customers that were incurred in the ordinary course of business or consistent with industry practice of the Borrower or any Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations permitted under Section 7.02(b)(10);

(8) [reserved];

(9) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Borrower or any Parent Company; provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of Section 7.05(a) and are Not Otherwise Applied;

(10) (a) guarantees of Indebtedness permitted under Section 7.02, performance guarantees and Contingent Obligations incurred in the ordinary course of business or consistent with industry practice, and (b) the creation of Liens on the assets of the Borrower or any Subsidiary in compliance with Section 7.01;

(11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 7.07 (except transactions described in clauses (1), (2), (5), (9), (11), (22), (23) or (24) of such Section);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material, services, equipment or similar assets or the licensing, sublicensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(13) Investments, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding, not to exceed (as of the date such Investment is made) the greater of (i) $10.0 million and (ii) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries determined at the time of making such Investment for the most recently ended Test Period (calculated on a pro forma basis); provided, that this clause (13) shall not be available for Investments in Subsidiaries that are not Loan Parties;

(14) [reserved];

(15) loans and advances to, or guarantees of Indebtedness of, officers, directors, employees, consultants, independent contractors and members of management in an aggregate outstanding amount not in excess of the greater of (i) $2.0 million and (ii) 5.0% of Consolidated EBITDA of the Borrower and the Subsidiaries determined at the time of making such Investment for the most recently ended Test Period (calculated on a pro forma basis);

(16) loans and advances to employees, directors, officers, members of management, independent contractors and consultants for business-related travel expenses, moving expenses, payroll advances and other similar expenses or payroll expenses, in each case incurred in the ordinary course of business or consistent with past practice or consistent with industry practice or to future, present and former employees, directors, officers, members of management, independent contractors and consultants (and their Controlled Investment Affiliates and Immediate Family Members) to fund such Person’s purchase of Equity Interests of the Borrower or any Parent Company;

(17) advances, loans or extensions of trade credit or prepayments to suppliers or loans or advances made to distributors, in each case, in the ordinary course of business or consistent with past practice or consistent with industry practice by the Borrower or any Subsidiary;

(18) any Investment in the Borrower, any Subsidiary, any joint venture or an Affiliated Practice in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business or consistent with industry practice; provided, that any Investment made by any Loan Party in any Person that is not a Loan Party pursuant to this clause (18) must also be permitted under another clause of this definition of “Permitted Investments”;

(19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with industry practice; provided that this clause (19) shall not be available for Investments that would otherwise constitute Permitted Acquisitions but for the failure to meet any of the requirements set forth in the definition thereof;

(20) Investments made in the ordinary course of business or consistent with industry practice in connection with obtaining, maintaining or renewing client contracts and loans or advances made to distributors;

(21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with industry practice;

(22) the purchase or other acquisition of any Indebtedness of the Borrower or any Subsidiary to the extent permitted under Section 7.05;

(23) Investments in joint ventures, taken together with all other Investments made pursuant to this clause (23) that are at that time outstanding, without giving effect to the sale of a joint venture to the extent the proceeds of such sale do not consist of, or have not been subsequently sold or transferred for, Cash Equivalents or marketable securities, not to exceed (as of the date such Investment is made) the greater of (i) $10.0 million and (ii) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries determined at the time of making of such Investment for the most recently ended Test Period (calculated on a pro forma basis);

(24) Investments in the ordinary course of business or consistent with industry practice consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Article 4 customary trade arrangements with customers;

(25) any Investment by any Captive Insurance Subsidiary in connection with its provision of insurance to the Borrower or any of its Subsidiaries, which Investment is made in the ordinary course of business or consistent with industry practice of such Captive Insurance Subsidiary, or by reason of applicable Law, rule, regulation or order, or that is required or approved by any regulatory authority having jurisdiction over such Captive Insurance Subsidiary or its business, as applicable;

(26) Investments on or about the Closing Date made as part of, to effect or resulting from the Transactions (including the Acquisition);

(27) Investments of assets relating to non-qualified deferred payment plans in the ordinary course of business or consistent with industry practice;

(28) intercompany current liabilities owed to joint ventures incurred in the ordinary course of business or consistent with industry practice in connection with the cash management operations of the Borrower and its Subsidiaries;

(29) acquisitions of obligations of one or more directors, officers or other employees or consultants or independent contractors of any Parent Company, the Borrower, or any Subsidiary of the Borrower in connection with such director’s, officer’s, employee’s consultant’s or independent contractor’s acquisition of Equity Interests of the Borrower, any Parent Company or an Affiliated Practice to the extent no cash is actually advanced by the Borrower or any Subsidiary to such directors, officers, employees, consultants or independent contractors in connection with the acquisition of any such obligations;

(30) Investments constituting promissory notes or other non-cash proceeds of dispositions of assets to the extent permitted under Section 7.04;

(31) Investments resulting from pledges and deposits permitted pursuant to the definition of “Permitted Liens”;

(32) loans and advances to any Parent Company in lieu of and not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof) Restricted Payments to the extent permitted to be made in cash to such parent in accordance with Section 7.05 at such time, such Investment being treated for purposes of the applicable clause of Section 7.05, including any limitations, as if a Restricted Payment were made pursuant to such applicable clause;

(33) any Investments if on a pro forma basis after giving effect to such Investment, (x) the Total Net Leverage Ratio would be equal to or less than 4.75 to 1.00 as of the last day of the Test Period most recently ended and (y) no Event of Default under Section 8.01(1) or Section 8.01(6) will have occurred and be continuing or would occur as a consequence thereof;

(34) [reserved];

(35) [reserved];

(36) Investments in Affiliated Practices (i) required in connection with the initial establishment thereof or (ii) in the ordinary course of business; provided that, in each case, any such Investment in the form of borrowed money made pursuant to this clause (36) shall be evidenced by promissory notes and such promissory notes shall be pledged to the Collateral Agent for the benefit of the Secured Parties to the extent required by the Collateral Documents and the Collateral and Guarantee Requirement; and

(37) any Loan Party may enter into a Services Agreement with any Person in connection with such Person becoming an Affiliated Practice.

“Permitted Liens” means, with respect to any Person:

(1) Liens created pursuant to any Loan Document;

(2) Liens, pledges or deposits made in connection with:

(a) workers’ compensation laws, unemployment insurance, health, disability or employee benefits or other social security laws or similar legislation or regulations,

(b) insurance-related obligations (including in respect of deductibles, self- insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit, bank guarantees or similar documents or instruments for the benefit of) insurance carriers providing property, casualty or liability insurance or otherwise supporting the payment of items set forth in the foregoing clause (a) or

(c) bids, tenders, contracts, statutory obligations, surety, indemnity, warranty, release, appeal or similar bonds, or with regard to other regulatory requirements, completion guarantees, stay, customs and appeal bonds, performance bonds, bankers’ acceptance facilities, and other obligations of like nature (including those to secure health, safety and environmental obligations) (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash, Cash Equivalents or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for the payment of rent, contested Taxes or import duties and obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, in each case incurred in the ordinary course of business or consistent with industry practice;

(3) Liens imposed by law, such as landlords’, carriers’, warehousemen’s, materialmen’s, repairmen’s, construction, mechanics’ or other similar Liens, or landlord Liens specifically created by contract (a) for sums not yet overdue for a period of more than sixty (60) days or, if more than sixty (60) days overdue, are unfiled and no other action has been taken to enforce such Liens or (b) being contested in good faith by appropriate actions or other Liens arising out of or securing judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review if such Liens are adequately bonded or adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens for Taxes, assessments or other governmental levies, fees or charges not yet overdue for more than thirty (30) days or not yet payable or not subject to penalties for nonpayment or which are being contested in good faith by appropriate actions if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(5) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds, instruments or obligations or with respect to regulatory requirements or letters of credit or bankers acceptance issued, and completion guarantees provided, in each case, pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice or industry practice;

(6) survey exceptions, encumbrances, ground leases, easements, restrictions, protrusions, encroachments or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not incurred in connection with Indebtedness and that do not in the aggregate materially impair their use in the operation of the business of such Person and exceptions on Mortgage Policies insuring Liens granted on Mortgaged Properties;

(7) Liens securing obligations in respect of Indebtedness or Disqualified Stock permitted to be incurred pursuant to clauses (B) and (C)(x) of the definition of Permitted Ratio Debt, clause (4), (13), (14)(B), (14)(C), (15), (23) and (31) of Section 7.02(b) or, with respect to assumed or acquired Indebtedness, Disqualified Stock not incurred in contemplation of the relevant investment or acquisition, clause (14)(B) and (14)(C) of Section 7.02(b); provided that

(a) Liens securing obligations relating to any Indebtedness or Disqualified Stock permitted to be incurred pursuant to such clause (13) (i) relate only to obligations relating to Refinancing Indebtedness that is secured by Liens on the same assets as the assets securing the Refinanced Debt (as defined in the definition of Refinancing Indebtedness), plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property, and (ii) such Liens have the same or junior priority as the Liens securing the Refinanced Debt;

(b) Liens securing obligations relating to Indebtedness or Disqualified Stock permitted to be incurred pursuant to such clauses (23) or (31) extend only to the assets of Subsidiaries that are not Loan Parties;

(c) Liens securing obligations in respect of Indebtedness or Disqualified Stock permitted to be incurred pursuant to such clause (4) extend only to the assets so purchased, replaced, leased or improved and proceeds and products thereof; provided further that individual financings of assets provided by a counterparty may be cross-collateralized to other financings of assets provided by such counterparty;

(d) Liens securing Indebtedness pursuant to clause (B) of the definition of Permitted Ratio Debt or clause (14)(B) of Section 7.02(b) (x) shall rank junior to the Liens securing the Obligations and (y) other than Liens securing assumed Indebtedness, shall be subject to the applicable Intercreditor Agreement; and

(e) Liens securing obligations in respect of assumed or acquired Indebtedness or Disqualified Stock not incurred in contemplation of the relevant investment or acquisition permitted to be assumed pursuant to such clause (14) are solely on acquired property or the assets of the acquired entity (other than after acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) after acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof).

(8) Liens existing, or provided for under binding contracts existing, on the Closing Date (including Liens permitted to remain outstanding under the Acquisition Agreement) (provided that any such Lien securing obligations on the Closing Date in excess of $1.0 million shall be set forth on Schedule 7.01);

(9) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary;

(10) Liens on property or other assets at the time the Borrower or a Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Borrower or any Subsidiary (provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation) and any replacement, extension or renewal of any such Lien (to the extent the Indebtedness and other obligations secured by such replacement, extension or renewal Liens are permitted by this Agreement); provided that such replacement, extension or renewal Liens do not cover any property other than the property that was subject to such Liens prior to such replacement, extension or renewal;

(11) Liens securing obligations in respect of Indebtedness or other obligations of a Subsidiary owing to the Borrower or another Loan Party permitted to be incurred in accordance with Section 7.02;

(12) Liens securing (x) Hedging Obligations and (y) obligations in respect of Cash Management Services;

(13) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s accounts payable or similar obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) leases, subleases, licenses or sublicenses (or other agreement under which the Borrower or any Subsidiary has granted rights to end users to access and use the Borrower’s or any Subsidiary’s products, technologies or services) (i) that do not either (a) materially interfere with the business of the Borrower and its Subsidiaries, taken as a whole, or (b) secure any Indebtedness and (ii) licenses or sublicenses granted by Holdings or any of its Subsidiaries to customers in the ordinary course of business;

(15) Liens arising from Uniform Commercial Code (or equivalent statutes) financing statement filings regarding operating leases, consignments or accounts entered into by the Borrower and its Subsidiaries in the ordinary course of business or consistent with industry practice or purported Liens evidenced by the filing of precautionary Uniform Commercial Code (or equivalent statutes) financing statements or similar public filings;

(16) Liens in favor of the Borrower or any Guarantor;

(17) Liens on equipment or vehicles of the Borrower or any Subsidiary granted in the ordinary course of business or consistent with industry practice;

(18) [reserved];

(19) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive modification, refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness or Disqualified Stock secured by any Lien referred to in clauses (6), (7), (8), (9), (10) or this clause (19) of this definition, in each case, solely to the extent such modification, refinancing, refunding, extension, renewal or replacement or such Indebtedness or Disqualified Stock is permitted by Section 7.02; provided that: (a) such new Lien will be limited to all or part of the same property that was subject to the original Lien (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after- acquired property), (b) such new Liens have the same or junior priority as the original Liens and (c) the Indebtedness or Disqualified Stock secured by such Lien otherwise complies with the definition of Refinancing Indebtedness;

(20) deposits made or other security provided to secure liability to insurance brokers, carriers, underwriters or self-insurance arrangements, including Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(21) Liens securing obligations in an aggregate outstanding amount not to exceed (as of the date any such Lien is incurred) the greater of (i) $10.0 million and (ii) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries determined at the time of incurrence of such Lien for the most recently ended Test Period (calculated on a pro forma basis);

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(23) (a) the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business or consistent with industry practice, (b) Liens arising out of conditional sale, title retention or similar arrangements for the sale of goods in the ordinary course of business or consistent with industry practice and (c) Liens arising by operation of law under Article 2 of the Uniform Commercial Code;

(24) Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(7);

(25) Liens (a) of a collection bank arising under Section 4-208 or 4-210 of the Uniform Commercial Code on items in the course of collection, (b) attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business or consistent with industry practice and (c) in favor of banking or other institutions or other electronic payment service providers arising as a matter of law or under general terms and conditions encumbering deposits or margin deposits or other funds maintained with such institution (including the right of setoff) and that are within the general parameters customary in the banking industry;

(26) Liens deemed to exist in connection with Investments in repurchase agreements permitted under this Agreement; provided that such Liens do not extend to assets other than those that are subject to such repurchase agreements;

(27) Liens that are contractual rights of setoff (a) relating to the establishment of depository relations with banks or other deposit-taking financial institutions or other electronic payment service providers and not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or consistent with industry practice of the Borrower or any Subsidiary or (c) relating to purchase orders and other agreements entered into with customers of the Borrower or any Subsidiary in the ordinary course of business or consistent with industry practice;

(28) Liens on cash proceeds (as defined in Article 9 of the Uniform Commercial Code) of assets sold that were subject to a Lien permitted hereunder;

(29) any encumbrance or restriction (including put, call arrangements, tag, drag, right of first refusal and similar rights) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(30) Liens (a) on cash advances or cash earnest money deposits in favor of the seller of any property to be acquired in an Investment permitted under this Agreement to be applied against the purchase price for such Investment and (b) consisting of a letter of intent or an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction permitted under Section 7.04;

(31) ground leases, subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by the Borrower or any of its Subsidiaries are located;

(32) Liens in connection with any Sale-Leaseback Transaction(s) permitted under clause (v) of the definition of “Asset Sale”;

(33) [reserved];

(34) any interest or title of a lessor, sublessor, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under leases or licenses entered into by the Borrower or any of the Subsidiaries in the ordinary course of business or consistent with industry practice;

(35) deposits of cash with the owner or lessor of premises leased and operated by the Borrower or any of its Subsidiaries in the ordinary course of business or consistent with industry practice of the Borrower and such Subsidiary to secure the performance of the Borrower’s or such Subsidiary’s obligations under the terms of the lease for such premises;

(36) rights of set-off, banker’s liens, netting arrangements and other Liens arising by operation of law or by the terms of documents of banks or other financial institutions in relation to the maintenance or administration of deposit accounts, securities accounts, cash management arrangements or in connection with the issuance of letters of credit, bank guarantees or other similar instruments;

(37) Liens on cash and Cash Equivalents used to satisfy or discharge Indebtedness; provided that such satisfaction or discharge is permitted under this Agreement;

(38) receipt of progress payments and advances from customers in the ordinary course of business or consistent with industry practice to the extent the same creates a Lien on the related inventory and proceeds thereof and Liens on property or assets under construction arising from progress or partial payments by a third party relating to such property or assets;

(39) [reserved];

(40) agreements to subordinate any interest of the Borrower or any Subsidiary in any accounts receivable or other proceeds arising from inventory consigned by the Borrower or any Subsidiary pursuant to an agreement entered into in the ordinary course of business or consistent with industry practice;

(41) Liens arising pursuant to Section 107(l) of the Comprehensive Environmental Response, Compensation and Liability Act or similar provision of any Environmental Law;

(42) Liens disclosed by any title insurance reports or policies delivered on or prior to the Closing Date and any replacement, extension or renewal of any such Lien (to the extent the Indebtedness and other obligations secured by such replacement, extension or renewal Liens are permitted by this Agreement); provided that such replacement, extension or renewal Liens do not cover any property other than the property that was subject to such Liens prior to such replacement, extension or renewal;

(43) rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Borrower or any of its Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(44) restrictive covenants affecting the use to which real property may be put; provided that the covenants are complied with;

(45) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business or consistent with industry practice;

(46) zoning, building and other similar land use restrictions, including site plan agreements, development agreements and contract zoning agreements;

(47) cash collateral securing obligations in respect of letters of credit, bank guarantees, bankers’ acceptances or other similar instruments issued under clause (32) of Section 7.02(b);

(48) Liens on all or any portion of the Collateral (but no other assets) securing Permitted Incremental Equivalent Debt and Liens securing any Refinancing Indebtedness in respect thereof; provided that such Liens shall either (x) rank pari passu to the Liens securing the Obligations (without regard to control of remedies) and be subject to an Equal Priority Intercreditor Agreement or (y) rank junior to the Liens securing the Obligations and be subject to a Junior Lien Intercreditor Agreement;

(49) (i) Liens on the assets of Subsidiaries that are not Loan Parties securing Indebtedness or other obligations of such Subsidiaries or any other Subsidiaries that are not Loan Parties that is permitted by Section 7.02 or otherwise not prohibited by this Agreement, (ii) Liens on Equity Interests in joint ventures (A) securing obligations of such joint venture or (B) pursuant to the relevant joint venture agreement or arrangement and (iii) Liens on the assets of Subsidiaries that are not Loan Parties securing Indebtedness of Foreign Subsidiaries;

(50) Liens on assets of Subsidiaries that are Foreign Subsidiaries (i) securing Indebtedness and other obligations of such Foreign Subsidiaries or (ii) to the extent arising mandatorily under applicable Law; and

(51) Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters, trustee, escrow agent or arrangers thereof) or on cash set aside at the time of the incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose.

For purposes of this definition, the term “Indebtedness” will be deemed to include interest and other obligations payable on or with respect to such Indebtedness.

In connection with the refinancing of any Indebtedness permitted under Section 7.02, any Liens incurred in connection with such refinancing pursuant to clauses (8) and (21) above will be permitted to secure additional Indebtedness or Disqualified Stock to the extent permitted under the definition of Refinancing Indebtedness.

“Permitted Ratio Debt” has the meaning specified in Section 7.02(a).

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established or maintained by any Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any of their respective ERISA Affiliates.

“Plan Assets” means “plan assets” within the meaning of U.S. Department of Labor Regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

“Planned Expenditures” has the meaning specified in the definition of Excess Cash Flow.

“Pledged Collateral” has the meaning specified in the Security Agreement.

“Prepayment Premium” means, for any Closing Date Term Loans and Delayed Draw Term Loans as of any date of determination, the following percentage of the principal amount thereof:

(a) after the Closing Date but on or prior to the first anniversary of the Closing Date, an amount equal to the Make-Whole Premium;

(b) after the first anniversary of the Closing Date but on or prior to the second anniversary of the Closing Date, 3.00%; and

(c) after the second anniversary of the Closing Date but on or prior to the third anniversary of the Closing Date, 1.00%; and

(d) after the third anniversary of the Closing Date, 0.00%.

“Previously Absent Financial Maintenance Covenant” means, at any time (x) any financial maintenance covenant that is not contained in this Agreement at such time and (y) any financial maintenance covenant, a corresponding version of which is already contained in this Agreement at such time but with covenant levels and component definitions (to the extent relating to such corresponding version) that are less restrictive as to the Borrower and the Subsidiaries than those in the applicable Incremental Amendment, Extension Amendment or amendment in respect of Replacement Loans or any documents relating to Permitted Incremental Equivalent Debt or Refinancing Indebtedness.

“Prime Rate” means the rate of interest per annum determined by the Administrative Agent from time to time as its prime commercial lending rate for United States Dollar loans in the United States for such day. The Prime Rate is not necessarily the lowest rate that the Administrative Agent is charging any corporate customer. Any change in such rate announced by the Administrative Agent shall take effect at the opening of business on the day specified in the announcement of such change.

“Private-Side Information” means any information that is not Public-Side Information.

“pro forma basis” means on a pro forma basis with such pro forma adjustments as are appropriate and consistent with Section 1.07.

“Pro Forma Financials” has the meaning specified in Section 5.05(1)(b).

“Pro Rata Share” means, with respect to each Lender at any time a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Commitments (or, if the Revolving Commitments have terminated in full, Revolving Exposure) and, if applicable and without duplication, Term Loans of such Lender at such time and the denominator of which is the amount of the Aggregate Commitments (or, if the Revolving Commitments have terminated in full, Revolving Exposure) and, if applicable and without duplication, Term Loans at such time; provided that when used with respect to (i) Commitments, Loans, interest and fees under the Revolving Facility or Delayed Draw Term Loan Facility, “Pro Rata Share,” shall mean with respect to any Lender such Lender’s Applicable Percentage and (ii) Commitments, Loans and interest under any Term Facility, “Pro Rata Share,” shall mean, with respect to each Lender at any time a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Term Commitments and Term Loans of such Lender under such Term Facility at such time and the denominator of which is the amount of the aggregate Term Commitments and Term Loans under such Term Facility at such time.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in Section 6.02.

“Public-Side Information” means information that is either (x) of a type that would be made publicly available if Holdings, the Borrower, the Company or any of their respective Subsidiaries were issuing securities pursuant to a public offering or (y) not material non-public information (for purposes of United States federal, state or other applicable securities laws) concerning Holdings, the Borrower, the Company or their respective Subsidiaries or any of their respective securities.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (other than Capital Stock).

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10.0 million at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other Person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Stock.

“Qualifying IPO” means the issuance by the Borrower or any Parent Company of its common Equity Interests that are listed on a national exchange or publicly offered (other than a public offering pursuant to a registration statement on Form S-8) (including pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act (whether alone or in connection with a secondary public offering)).

“Qualifying Lender” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Ratio Based Incremental Amount” has the meaning specified in Section 2.14(4)(d).

“Refinance” has the meaning specified in the definition of “Refinancing Indebtedness” and “Refinancing” and “Refinanced” have meanings correlative to the foregoing.

“Refinanced Debt” has the meaning specified in the definition of “Refinancing Indebtedness.”

“Refinancing Indebtedness” means (x) Indebtedness incurred by the Borrower or any Subsidiary or (y) Disqualified Stock issued by the Borrower or any Subsidiary which, in each case, serves to extend, replace, refund, refinance, renew or defease (“Refinance”) any Indebtedness or Disqualified Stock, in each case of the foregoing clauses (x) and (y), including any Refinancing Indebtedness, so long as:

(1) the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed (a) the principal amount of (or accreted value, if applicable) Indebtedness or the liquidation preference of Disqualified Stock being so extended, replaced, refunded, refinanced, renewed or defeased (such Indebtedness or Disqualified Stock, the “Refinanced Debt”), plus (b) any accrued and unpaid interest on, or any accrued and unpaid dividends on, such Refinanced Debt, plus (c) the amount of any tender premium or penalty or premium required to be paid under the terms of the instrument or documents governing such Refinanced Debt and any defeasance costs and any fees and expenses (including original issue discount, upfront fees, underwriting, arrangement and similar fees) incurred in connection with the issuance of such new Indebtedness or Disqualified Stock or to Refinance such Refinanced Debt (such amounts in clause (b) and (c) the “Incremental Amounts”);

(2) such Refinancing Indebtedness has a:

(a) Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is not less than the remaining Weighted Average Life to Maturity of the applicable Refinanced Debt; and

(b) final scheduled maturity date equal to or later than the final scheduled maturity date of the Refinanced Debt (or, if earlier, the date that is 91 days after the Latest Maturity Date of the Loans);

(3) to the extent such Refinancing Indebtedness Refinances (a) Indebtedness that is contractually subordinated in right of payment to the Obligations (other than such Indebtedness assumed or acquired in a permitted acquisition and not created in contemplation thereof), unless such Refinancing constitutes a Restricted Payment permitted by Section 7.05, such Refinancing Indebtedness is subordinated to the Loans or the Guaranty thereof at least to the same extent as the applicable Refinanced Debt, (b) Junior Lien Debt, such Refinancing Indebtedness is (i) unsecured or (ii) secured by Liens that are subordinated to the Liens that secure the Loans or the Guaranty thereof, or (c) Disqualified Stock, such Refinancing Indebtedness must be Disqualified Stock;

(4) such Refinancing Indebtedness shall not be guaranteed or borrowed by any Person other than a Person that is so obligated in respect of the Refinanced Debt being Refinanced;

(5) such Refinancing Indebtedness shall not be secured by any assets or property of Holdings, the Borrower or any Subsidiary that does not secure the Refinanced Debt being Refinanced (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property); and

(6) to the extent such Refinanced Debt is secured by Liens on the Collateral on a pari passu basis with the First Lien Obligations (but without regard to the control of remedies), such Refinancing Indebtedness may participate on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis) in any mandatory prepayments of Term Loans hereunder (except that, unless otherwise restricted under this Agreement, such Refinancing Indebtedness may participate on a greater than a pro rata basis as compared to any later maturing Class of Term Loans constituting First Lien Obligations in any mandatory prepayments under Section 2.05(2)(a) and (b)), as specified in the loan documentation related to such Refinancing Indebtedness;

provided that Refinancing Indebtedness will not include:

(a) Indebtedness or Disqualified Stock of a Subsidiary of the Borrower that is not a Guarantor that refinances Indebtedness or Disqualified Stock of the Borrower; or

(b) Indebtedness or Disqualified Stock of a Subsidiary of the Borrower that is not a Guarantor that refinances Indebtedness or Disqualified Stock of a Guarantor.

“Refunding Capital Stock” has the meaning specified in Section 7.05(b)(2)(a).

“Register” has the meaning specified in Section 10.07(c).

“Registered Equivalent Notes” means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act, substantially identical notes (having the same Guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

“Rejection Notice” has the meaning specified in Section 2.05(2)(g).

“Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Borrower or a Subsidiary in exchange for assets transferred by the Borrower or a Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person is or would become a Subsidiary.

“Related Indemnified Person” of an Indemnitee means (1) any controlling Person or controlled Affiliate of such Indemnitee, (2) the respective directors, officers, partners, employees, advisors, other representatives or successors or permitted assigns of such Indemnitee or any of its controlling Persons or controlled Affiliates and (3) the respective agents, trustees and other representatives of such Indemnitee or any of its controlling Persons or controlled Affiliates, in the case of this clause (3), acting at the instructions of such Indemnitee, controlling Person or such controlled Affiliate; provided that each reference to a controlled Affiliate or controlling Person in this definition pertains to a controlled Affiliate or controlling Person involved in the negotiation of this Agreement. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Related Person” means, with respect to any Person, (a) any Affiliate of such Person, (b) the respective directors, officers, partners, employees, advisors, agents, trustees and other representatives of such Person or any of its Affiliates and (c) the successors and permitted assigns of such Person or any of its Affiliates.

“Release” means any release, spill, emission, discharge, deposit, disposal, leaking, pumping, pouring, dumping, emptying, injection or leaching into the Environment.

“Released Subsidiary” has the meaning specified in the definition of “Collateral and Guarantee Requirement”.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Replaced Loans” has the meaning specified in Section 10.01(2).

“Replacement Amendment” has the meaning specified in Section 10.01(2).

“Replacement Loans” has the meaning specified in Section 10.01(2).

“Reportable Event” means, with respect to any Pension Plan, any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the thirty (30) day notice period has been waived.

“Request for Credit Extension” means (1) with respect to a Borrowing, conversion or continuation of Term Loans or Revolving Loans, a Committed Loan Notice, (2) with respect to an L/C Credit Extension, an L/C Application and (3) with respect to a Swing Line Loan, a Swing Line Loan Notice.

“Required Facility Lenders” means, as of any date of determination, with respect to one or more Facilities, Lenders having more than 50% of the sum of (1) the Total Outstandings under such Facility or Facilities (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans, as applicable, under such Facility or Facilities being deemed “held” by such Lender for purposes of this definition) and (2) the aggregate unused Commitments under such Facility or Facilities; provided that the unused Commitments of, and the portion of the Total Outstandings under such Facility or Facilities held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of the Required Facility Lenders; provided, further, that, to the same extent specified in Section 10.07(i) with respect to determination of Required Lenders, the Loans of any Affiliated Lender shall in each case be excluded for purposes of making a determination of Required Facility Lenders unless the action in question affects such Affiliated Lender in a disproportionately adverse manner than its effect on the other Lenders.

“Required First Out Lenders” has the meaning set forth in the AAL.

“Required Last Out Lenders” has the meaning set forth in the AAL.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the sum of the (1) Total Outstandings (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed “held” by such Lender for purposes of this definition), (2) aggregate unused Term Commitments and (3) aggregate unused Revolving Commitments; provided that the unused Term Commitment and unused Revolving Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders; provided, further, that the Loans of any Affiliated Lender shall in each case be excluded for purposes of making a determination of Required Lenders unless the action in question affects such Affiliated Lender in a disproportionately adverse manner than its effect on the other Lenders.

“Required Revolving Lenders” means, as of any date of determination, with respect to the Revolving Facility, Lenders having more than 50% of the sum of (1) the Total Outstandings under the Revolving Facility (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans, as applicable, under the Revolving Facility being deemed “held” by such Lender for purposes of this definition) and (2) the aggregate unused Revolving Commitments; provided that the unused Revolving Commitments of, and the portion of the Total Outstandings under the Revolving Facility held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of the Required Revolving Lenders; provided, further, that, to the same extent specified in Section 10.07(i) with respect to determination of Required Lenders, the Loans of any Affiliated Lender shall in each case be excluded for purposes of making a determination of Required Revolving Lenders.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means, with respect to a Person, the chief executive officer, chief operating officer, president, executive vice president, chief financial officer, treasurer or assistant treasurer or other similar officer or Person performing similar functions, of such Person and, solely for purposes of notices given pursuant to Article II, any other officer or employee of the applicable Loan Party so designated by any of the foregoing officers in a notice to the Administrative Agent or any other officer or employee of the applicable Loan Party designated in or pursuant to an agreement between the applicable Loan Party and the Administrative Agent. With respect to any document delivered by a Loan Party on the Closing Date, Responsible Officer includes any secretary or assistant secretary of such Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party. Unless otherwise specified, all references herein to a “Responsible Officer” shall refer to a Responsible Officer of the Borrower.

“Restricted Payment” has the meaning specified in Section 7.05.

“Revolving Borrowing” means a borrowing consisting of simultaneous Revolving Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period, made by each of the Revolving Lenders pursuant to Section 2.01(2).

“Revolving Commitment” means, as to each Revolving Lender, its obligation to (1) make Revolving Loans to the Borrower pursuant to Section 2.01(2) and (2) purchase participations in L/C Obligations in respect of Letters of Credit and purchase participations in Swing Line Loans in an aggregate principal amount at any one time outstanding not to exceed the amount specified opposite such Lender’s name on Schedule 2.01 under the caption “Revolving Commitment” or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including pursuant to Section 2.06, 2.14 or 2.16). The aggregate Revolving Commitments of all Revolving Lenders as of the Closing Date is $20.0 million.

“Revolving Commitment Increase” has the meaning specified in Section 2.14(1).

“Revolving Exposure” means, as to each Revolving Lender, the sum of the amount of the Outstanding Amount of such Revolving Lender’s Revolving Loans and its Applicable Percentage of the amount of the L/C Obligations and Swing Line Obligations at such time. “Revolving Extension Request” has the meaning provided in Section 2.16(2).

“Revolving Extension Series” has the meaning provided in Section 2.16(2).

“Revolving Facility” means, at any time, the aggregate amount of the Revolving Commitments at such time; provided that for the avoidance of doubt, the Revolving Facility shall include the Extended Revolving Commitments.

“Revolving Lender” means, at any time, any Lender that has a Revolving Commitment at such time or, if Revolving Commitments have terminated, Revolving Exposure.

“Revolving Loan” has the meaning specified in Section 2.01(2) and includes Revolving Loans under the Closing Date Revolving Facility, Incremental Revolving Loans and Loans made pursuant to Extended Revolving Commitments.

“Revolving Loan Obligations” means all Obligations arising under or in respect of the Revolving Loans.

“Revolving Note” means a promissory note of the Borrower payable to any Revolving Lender or its registered assigns, in substantially the form of Exhibit B-2 hereto, evidencing the aggregate Indebtedness of the Borrower to such Revolving Lender resulting from the Revolving Loans made by such Revolving Lender.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and any successor to its rating agency business.

“Sale-Leaseback Transaction” means any arrangement providing for the leasing by the Borrower or any Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Borrower or such Subsidiary to a third Person in contemplation of such leasing.

“Same Day Funds” means disbursements and payments in immediately available funds.

“Sanctions” has the meaning specified in Section 5.17.

“SEC” means the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Agreement” means any Cash Management Agreement (a) that is between Holdings, the Borrower or any Subsidiary and a Cash Management Bank, in effect on the Closing Date or entered into thereafter, (b) that is designated in writing by the Borrower to the Administrative Agent as a “Secured Cash Management Agreement” and (c) to the extent that the Cash Management Bank is a “Cash Management Bank” pursuant to clause (b) of the definition thereof, such Cash Management Bank shall have acknowledged and agreed to the terms contained herein applicable to Cash Management Obligations, including the provisions of Sections 2.12, 8.03, 9.14 and 9.17.

“Secured Hedge Agreement” means any Hedge Agreement (a) that is between Holdings, the Borrower or any Subsidiary and a Hedge Bank with respect to Hedging Obligations permitted under Section 7.02 in effect on the Closing Date or entered into thereafter, (b) that is designated in writing by the Borrower to the Administrative Agent as a “Secured Hedge Agreement” and (c) to the extent that the Hedge Bank is a “Hedge Bank” pursuant to clause (b) of the definition thereof, such Hedge Bank shall have acknowledged and agreed to the terms contained herein applicable to Obligations under Secured Hedge Agreements, including the provisions of Sections 2.12, 8.03, 9.14 and 9.17.

“Secured Hedge Obligation” means, as to any Person, all obligations, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), of a Loan Party arising under any Secured Hedge Agreement.

“Secured Indebtedness” means any Indebtedness of the Borrower or any Subsidiary secured by a Lien.

“Secured Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt outstanding as of the last day of such Test Period that was then secured, in whole or in part, by a Lien on the assets of the Borrower or any Subsidiary, minus the Unrestricted Cash Amount on such last day, to (b) Consolidated EBITDA of the Borrower and its Subsidiaries for such Test Period, in each case on a pro forma basis with such pro forma adjustments as are appropriate and consistent with Section 1.07.

“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lenders, each Hedge Bank party to a Secured Hedge Agreement, each Cash Management Bank party to a Secured Cash Management Agreement, each Supplemental Administrative Agent and each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.01(2) or 9.07.

“Securities Account” means any securities account (as that term is defined in the Uniform Commercial Code).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Agreement” means, collectively, the Pledge and Security Agreement executed by the Loan Parties and the Collateral Agent, substantially in the form of Exhibit F, together with supplements or joinders thereto executed and delivered pursuant to Section 6.11.

“Services Agreement” has the meaning specified in the definition of “Affiliated Practices.”

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X of the SEC, as such regulation is in effect on the Closing Date.

“Similar Business” means (1) any business conducted or proposed to be conducted by the Borrower or any Subsidiary on the Closing Date or (2) any business or other activities that are reasonably similar, ancillary, incidental, complementary or related to (including non-core incidental businesses acquired in connection with any Permitted Investment), or a reasonable extension, development or expansion of, the businesses that the Borrower and its Subsidiaries conduct or propose to conduct on the Closing Date.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Solicited Discount Proration” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Solicited Discounted Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(D)(1).

“Solicited Discounted Prepayment Notice” means a written notice of the Borrower of Solicited Discounted Prepayment Offers made pursuant to Section 2.05(1)(e)(D) substantially in the form of Exhibit L.

“Solicited Discounted Prepayment Offer” means the written offer by each Lender, substantially in the form of Exhibit O, submitted following the Administrative Agent’s receipt of a Solicited Discounted Prepayment Notice.

“Solicited Discounted Prepayment Response Date” has the meaning specified in Section 2.05(1)(e)(D)(1).

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date:

(1) the fair value of the assets of such Person exceeds its debts and liabilities, subordinated, contingent or otherwise,

(2) the present fair saleable value of the property of such Person is greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured,

(3) such Person is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured and

(4) such Person is not engaged in, and is not about to engage in, business for which it has unreasonably small capital.

The amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

“SPC” has the meaning specified in Section 10.07(g).

“Specified Acquisition Agreement Representations” means such of the representations and warranties made with respect to the Company and its Subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that Holdings (or its applicable Affiliates) has the right (taking into account any applicable cure provisions) to terminate its (or such Affiliates’) obligations under the Acquisition Agreement, or decline to consummate the Acquisition (in each case, in accordance with the terms thereof), as a result of a breach of such representations and warranties.

“Specified Discount” has the meaning specified in Section 2.05(1)(e)(B)(1).

“Specified Discount Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(B)(1).

“Specified Discount Prepayment Notice” means a written notice of the Borrower’s Offer of Specified Discount Prepayment made pursuant to Section 2.05(1)(e)(B) substantially in the form of Exhibit N.

“Specified Discount Prepayment Response” means the written response by each Lender, substantially in the form of Exhibit P, to a Specified Discount Prepayment Notice.

“Specified Discount Prepayment Response Date” has the meaning specified in Section 2.05(1)(e)(B)(1).

“Specified Discount Proration” has the meaning specified in Section 2.05(1)(e)(B)(3).

“Specified Legal Expenses” means, to the extent not constituting an extraordinary, nonrecurring or unusual loss, charge or expense, all attorneys’ and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative) either (i) arising from, or related to, facts and circumstances existing on or prior to the Closing Date or (ii) arising out of or related to securities law (other than in connection with the Transactions).

“Specified Representations” means those representations and warranties made in Sections 5.01(1) (with respect to the organizational existence of the Loan Parties only), 5.01(2)(b), 5.01(4) (solely that the use of proceeds of the Closing Date Loans on the Closing Date will not violate the FCPA or the USA PATRIOT Act), 5.02(1), 5.02(2)(a), 5.04, 5.13, 5.16, the last sentence of Section 5.17 (solely that the use of proceeds of the Closing Date Loans on the Closing Date will not violate the USA PATRIOT Act or OFAC), and Section 5.18.

“Specified Transaction” means:

(1) solely for the purposes of determining the applicable cash balance, any contribution of capital, including as a result of an Equity Offering, to the Borrower, in each case, in connection with an acquisition or Investment,

(2) any designation of operations or assets of the Borrower or a Subsidiary as discontinued operations (as defined under GAAP) (provided that operations or assets of the Borrower or a Subsidiary that are held for sale or are subject to an agreement to dispose of such operations or assets may, at the Borrower’s election (in its sole discretion), be designated as discontinued operations under this clause (2) only when and to the extent such operations are actually disposed of),

(3) any Permitted Acquisition, Investment or other similar transaction, in each case, that results in a Person becoming a Subsidiary or Affiliated Practice,

(4) [reserved],

(5) any purchase or other acquisition of a business of any Person, of assets constituting a business unit, line of business or division of any Person,

(6) any Asset Sale (without regard to any de minimis thresholds set forth therein) (a) that results in a Subsidiary ceasing to be a Subsidiary of the Borrower, (b) of a business, business unit, line of business or division of the Borrower or a Subsidiary, in each case whether by merger, amalgamation, consolidation or otherwise, or (c) that results in an Affiliated Practice ceasing to be an Affiliated Practice;

(7) any operational changes identified by the Borrower that have been made by the Borrower or any Subsidiary during the Test Period,

(8) any borrowing of Incremental Loans or Permitted Incremental Equivalent Debt (or establishment of Incremental Commitments), or

(9) any Restricted Payment or other transaction that by the terms of this Agreement requires a financial ratio to be calculated on a pro forma basis.

“Sponsor” means (1) TPG Capital, L.P. and (2) any of its Affiliates and funds or partnerships, in each case, which are controlled, managed and advised by TPG Capital, L.P.

“Sterling” means the lawful currency of the United Kingdom.

“Submitted Amount” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Submitted Discount” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, members of management or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Borrower. Notwithstanding anything contained to the contrary in this Agreement or any other Loan Document, Affiliated Practices are not Subsidiaries of the Borrower, any other Loan Party or any Subsidiary thereof.

“Subsidiary Guarantor” means any Guarantor other than Holdings.

“Supplemental Administrative Agent” and “Supplemental Administrative Agents” have the meanings specified in Section 9.15(1).

“Supported QFC” has the meaning specified in Section 10.27.

“Swap Obligation” has the meaning specified in the definition of “Excluded Swap Obligation.”

“Swing Line Borrowing” means a borrowing of a Swing Line Loan pursuant to Section 2.04.

“Swing Line Facility” means the swing line facility made available by the Swing Line Lender pursuant to Section 2.04.

“Swing Line Lender” means CONA and/or (as the context requires) any other Lender that becomes a Swing Line Lender in accordance with Section 2.04(8), or any successor Swing Line Lender hereunder.

“Swing Line Loan” has the meaning specified in Section 2.04(1).

“Swing Line Loan Notice” means a notice of a Swing Line Borrowing pursuant to Section 2.04(2), which, if in writing, shall be substantially in the form of Exhibit A-2, or such other form as approved by the Administrative Agent and the Borrower (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent and the Borrower), appropriately completed and signed by a Responsible Officer of the Borrower.

“Swing Line Note” means a promissory note of the Borrower payable to any Swing Line Lender or its registered assigns, in substantially the form of Exhibit B-3, evidencing the aggregate Indebtedness of the Borrower to the Swing Line Lender resulting from the Swing Line Loans.

“Swing Line Obligations” means, as at any date of determination, the aggregate Outstanding Amount of all Swing Line Loans outstanding.

“Swing Line Sublimit” means an amount equal to the lesser of (1) $5.0 million, as adjusted from time to time in accordance with Section 2.06 or Section 2.14 and (2) the aggregate amount of the Revolving Commitments. The Swing Line Sublimit is part of, and not in addition to, the Revolving Commitments.

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding (including backup withholding) of any nature and whatever called, imposed by any Governmental Authority, including any interest, additions to tax and penalties applicable thereto.

“Tax Indemnitee” has the meaning specified in Section 3.01(5).

“Term B-1 Lender” means each Lender who holds Term B-1 Loans.

“Term B-1 Loan” means any term loan made hereunder pursuant to Section 2.01(1)(a) or Section 2.01(3)(a) (including the Closing Date Term B-1 Loans and any Delayed Draw Term B-1 Loans), including, unless the context shall otherwise requires, any Incremental Term Loan and any Extended Term Loan, in each case that is designated a Term B-1 Loan.

“Term B-2 Lender” means each Lender who holds Term B-2 Loans.

“Term B-2 Loan” means any term loan made hereunder pursuant to Section 2.01(1)(b) or Section 2.01(3)(b) (including Closing Date Term B-2 Loans and any Delayed Draw Term B-2 Loans), including, unless the context shall otherwise requires, any Incremental Term Loan and any Extended Term Loan, in each case that is designated a Term B-2 Loan.

“Term Borrowing” means a Borrowing of any Term Loans (including Delayed Draw Term Loans and Incremental Term Loans).

“Term Commitment” means, as to each Term Lender, its obligation to make a Term Loan to the Borrower hereunder, expressed as an amount representing the maximum principal amount of the Term Loan to be made by such Term Lender under this Agreement, as such commitment may be (1) reduced from time to time pursuant to this Agreement and (2) reduced or increased from time to time pursuant to (a) assignments by or to such Term Lender pursuant to an Assignment and Assumption, (b) an Incremental Amendment, (c) [reserved], (d) an Extension Amendment or (e) an amendment in respect of Replacement Loans. The initial amount of each Term Lender’s Term Commitment is specified on Schedule 2.01 under the caption

“Closing Date Term B-1 Loan Commitment”, “Closing Date Term B-2 Loan Commitment” “Delayed Draw Term B-1 Loan Commitment” and “Delayed Draw Term B-2 Loan Commitment”, or, otherwise, in the Assignment and Assumption (or Affiliated Lender Assignment and Assumption), Incremental Amendment, Extension Amendment or amendment in respect of Replacement Loans pursuant to which such Lender shall have assumed its Commitment, as the case may be. For the avoidance of doubt, the term “Term Commitment” includes any Closing Date Term Loan Commitments and any Delayed Draw Term Loan Commitments.

“Term Facility” means any Facility consisting of Term Loans of a single Class and/or Term Commitments with respect to such Class of Term Loans. For the avoidance of doubt, the term “Term Facility” includes the Delayed Draw Term Loan Facility.

“Term Lender” means, at any time, any Lender that has a Term Loan or Term Commitment at such time.

“Term Loan” means any Closing Date Term Loan, Delayed Draw Term Loan, Incremental Term Loan, Extended Term Loan or Replacement Loan, as the context may require.

“Term Loan Extension Request” has the meaning provided in Section 2.16(1).

“Term Loan Extension Series” has the meaning provided in Section 2.16(1).

“Term Loan Increase” has the meaning specified in Section 2.14(1).

“Term Loan Obligation” means all Obligations arising under or in respect of the Term Loans.

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit B-1 hereto, evidencing the aggregate Indebtedness of the Borrower to such Term Lender resulting from the Term Loans made by such Term Lender.

“Term SOFR” means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Termination Conditions” means, collectively, (1) the payment in full in cash of the Obligations (other than (a) contingent indemnification obligations not then due and (b) Obligations under Secured Hedge Agreements and Secured Cash Management Agreements) and (2) the termination of the Commitments and the termination or expiration of all Letters of Credit under this Agreement (unless the Outstanding Amount of the L/C Obligations related thereto has been Cash Collateralized on terms reasonably acceptable to the applicable Issuing Bank, backstopped by a letter of credit reasonably satisfactory to the applicable Issuing Bank or deemed reissued under another agreement reasonably acceptable to the applicable Issuing Bank).

“Test Period” in effect at any time means the most recent period of four consecutive fiscal quarters of the Borrower ended on or prior to such time (taken as one accounting period) in respect of which financial statements for each quarter in such period have been or are required to be delivered pursuant to Section 6.01(1) or 6.01(2) (it being understood that for purposes of determining pro forma compliance with the Financial Covenant in connection with any Basket, if no Test Period with an applicable level cited in the Financial Covenant has passed, the applicable level shall be the level for the first Test Period cited in the Financial Covenant with an indicated level); provided that, prior to the first date that financial statements have been or are required to be delivered pursuant to Section 6.01(1) or 6.01(2), the Test Period in effect shall be the period of four consecutive full fiscal quarters of the Borrower ended on or about March 31, 2020.

“Third Parties” means any Person that is not Holdings or any of its Subsidiaries.

“Third Party Payor” means Medicare and Medicaid programs, any other federal health care program, Blue Cross and/or Blue Shield, private insurers, managed care plans, and any other person or entity which presently or in the future maintains a payment or reimbursement programs in which any Loan Party or any Subsidiary of a Loan Party participates.

“Third Party Payor Authorizations” means all participation agreements, provider or supplier agreements, enrollments and billing numbers necessary to participate in and receive reimbursement from a Third Party Payor Program, including the Medicare and Medicaid Programs.

“Third Party Payor Programs” means all payment or reimbursement programs, sponsored or maintained by any Third Party Payor, in which any Loan Party or any Subsidiary or a Loan Party participates.

“Threshold Amount” means the greater of (x) $8.0 million and (y) 20.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis).

“Total Assets” means, at any time, the total assets of the Borrower and the Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the then most recent balance sheet of the Borrower or such other Person as may be available (as determined in good faith by the Borrower) (and, in the case of any determination relating to any Specified Transaction, on a pro forma basis including any property or assets being acquired in connection therewith).

“Total Capitalization” means the sum of (i) the aggregate gross proceeds of the Closing Date Term Loans, together with any Revolving Loans drawn on the Closing Date (excluding, in each case, amounts drawn under any Revolving Loans on the Closing Date for purchase price adjustments under the Acquisition Agreement and/or for working capital purposes) plus (ii) the equity capitalization of the Borrower and its Subsidiaries after giving effect to the Transactions.

“Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt outstanding as of the last day of such Test Period, minus the Unrestricted Cash Amount on such last day, to (b) Consolidated EBITDA of the Borrower and its Subsidiaries for such Test Period, in each case on a pro forma basis.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans and L/C Obligations.

“Transaction Consideration” means an amount equal to the total funds required to consummate the Acquisition as set forth in the Acquisition Agreement.

“Transaction Expenses” means any fees, expenses, costs or charges incurred or paid by the Sponsor, any Co-Sponsor, any Parent Company, Holdings, the Borrower or any Subsidiary in connection with the Transactions, including any expenses in connection with hedging transactions, payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses, charges for repurchase or rollover of, or modifications to, stock options or restricted stock, professional fees and transfer taxes.

“Transactions” means, collectively, the transactions contemplated by the Acquisition Agreement on the Closing Date and transactions related or incidental to, or in connection with, such transactions, the funding of the Closing Date Loans, the consummation of the Equity Contribution, the Closing Date Refinancing, the Acquisition and the payment of Transaction Expenses.

“Treasury Capital Stock” has the meaning specified in Section 7.05(b)(2)(a).

“Treasury Rate” means with respect to the Make-Whole Premium, a rate equal to the then current yield to maturity at the time of computation on actively traded U.S. Treasury securities having a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519), which has become publicly available at least (2) two Business Days prior such prepayment (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) and having a duration equal to (or the nearest available tenor) the period from the date that payment is received to the date that falls on the one (1) year anniversary of the Closing Date.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“Unaudited Financial Statements” means the unaudited consolidated financial statements of TopCo (as defined in the Acquisition Agreement) and the Group Companies (as defined in the Acquisition Agreement) as of December 31, 2019, February 29, 2020 and March 31, 2020, consisting of the consolidated balance sheet as of such date and the related consolidated statements of income or operations (as applicable), cash flows and changes in members’ equity for the two, three, six, nine or twelve-month periods then ended (provided that such financial statements need not contain footnotes and shall be subject to year-end adjustments).

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code or any successor provision thereof (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to the perfection or priority of any Lien on or otherwise with regard to any item or items of Collateral.

“United States” and “U.S.” mean the United States of America.

“United States Tax Compliance Certificate” has the meaning specified in Section 3.01(3)(b)(iii).

“Unreimbursed Amount” has the meaning specified in Section 2.03(3)(a).

“Unrestricted Cash Amount” means, on any date of determination, the lesser of (x) the aggregate amount of cash and Cash Equivalents of the Borrower and its Subsidiaries and (y) $25,000,000, in each case, solely to the extent (A) held in Deposit Accounts or Securities Accounts subject to a Control Agreement and (B) (i) would not appear as “restricted” on a consolidated balance sheet of the Borrower and its Subsidiaries or (ii) are restricted in favor of the Facilities (which may, in addition to the Facilities, also secure other Indebtedness secured on a pari passu Lien basis with or junior Lien basis to the Facilities); provided that, it is agreed that cash and Cash Equivalents of the Borrower and the Guarantors subject to a Lien permitted pursuant to clause (47) of the definition of “Permitted Liens” shall be deemed “restricted” for the purposes of clause (B); provided further that, notwithstanding the foregoing, prior to the date required by Section 6.13(2), such cash and Cash Equivalents need not be held in an account subject to a Control Agreement as a condition to being included in the “Unrestricted Cash Amount”.

“U.S. Lender” means any Lender that is not a Foreign Lender.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Public Law No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

“VCOC Letter” has the meaning specified in Section 4.01(1)(j).

“Waterfall Activation Notice” means a written notice delivered by the Required First Out Lenders to the Administrative Agent and the Borrower electing that all payments on account of the Obligations and all proceeds of Collateral be applied in accordance with the provisions of Section 8.03(b).

“Waterfall Trigger Event” means (i) any Payment Default shall have occurred and is continuing; (ii) any Event of Default has occurred and is continuing under Section 8.01(3) as a result of the failure by the Loan Parties to deliver (A) the annual financial statements and related Compliance Certificate required to be delivered under Section 6.01(1) (and Section 6.02(1) in connection therewith) within 180 days after the end of the relevant fiscal year or (B) the quarterly financial statements and related Compliance Certificate required to be delivered under Section 6.01(2) (and Section 6.02(1) in connection therewith) within 90 days after the end of the relevant fiscal quarter; (iii) the Obligations are accelerated pursuant to Section 8.02; (iv) the Required Lenders shall have directed the Administrative Agent to accelerate the Obligations, or the Administrative Agent (at the direction of the Required Lenders) shall have commenced any other Exercise of Remedies; (v) any Event of Default has occurred and is continuing under Section 8.01(6); or (vi) the Total Net Leverage Ratio, as of the last day of any fiscal quarter, shall exceed the corresponding ratio set forth in Schedule 1.01(4) hereto; provided that no Waterfall Trigger Event shall be deemed to occur from any of the events set forth above (other than pursuant to subsection (v) above) until five (5) Business Days (or such shorter period of time as the Administrative Agent shall agree) after the date when the Required First Out Lenders deliver a Waterfall Activation Notice to the Administrative Agent, AAL Last Out Representative and the Borrower.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years (calculated to the nearest one-twenty-fifth) from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock, multiplied by the amount of such payment, by

(2) the sum of all such payments;

provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness (the “Applicable Indebtedness”), the effects of any amortization or prepayments made on such Applicable Indebtedness prior to the date of such determination will be disregarded.

“wholly owned” means, with respect to any Subsidiary of any Person, a Subsidiary of such Person one hundred percent (100%) of the outstanding Equity Interests of which (other than (x) directors’ qualifying shares and (y) shares of Capital Stock of Foreign Subsidiaries issued to foreign nationals as required by applicable Law) is at the time owned by such Person or by one or more wholly owned Subsidiaries of such Person.

“Withdrawal Liability” means the liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write- down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

“Yen” means the lawful currency of Japan.

SECTION 1.02. Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(1) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(2) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(3) References in this Agreement to an Exhibit, Schedule, Article, Section, Annex, clause or subclause refer (a) to the appropriate Exhibit or Schedule to, or Article, Section, clause or subclause in this Agreement or (b) to the extent such references are not present in this Agreement, to the Loan Document in which such reference appears, in each case as such Exhibit, Schedule, Article, Section, Annex, clause or subclause may be amended or supplemented from time to time.

(4) The term “including” is by way of example and not limitation.

(5) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(6) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(7) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(8) The word “or” is not intended to be exclusive unless expressly indicated otherwise.

(9) With respect to any Default or Event of Default (other than any Event of Default with respect to the Financial Covenant) prior to the termination of all Commitments and the acceleration of all Loans under Section 8.02 (any such Default or Event of Default, a “Curable Default”), the words “exists”, “is continuing” or similar expressions with respect thereto shall mean that the Default or Event of Default has occurred and has not yet been cured or waived. If any Curable Default occurs due to (i) the failure by any Loan Party to take any action by a specified time, such Curable Default shall be deemed to have been cured at the time, if any, that the applicable Loan Party takes such action or (ii) the taking of any action by any Loan Party that is not then permitted by the terms of this Agreement or any other Loan Document, such Curable Default shall be deemed to be cured on the earlier to occur of (x) the date on which such action would be permitted at such time to be taken under this Agreement and the other Loan Documents and (y) the date on which such action is unwound or otherwise modified to the extent necessary for such revised action to be permitted at such time by this Agreement and the other Loan Documents. If any Curable Default occurs that is subsequently cured (a “Cured Default”), any other Default or Event of Default resulting from the making or deemed making of any representation or warranty by any Loan Party or the taking of any action by any Loan Party or any Subsidiary of any Loan Party, in each case which subsequent Default or Event of Default would not have arisen had the Cured Default not occurred, shall be deemed to be cured automatically upon, and simultaneous with, the cure of the Cured Default. This Section 1.02(9) shall not affect the cure rights pursuant to Section 8.04. Notwithstanding anything to the contrary in this Section 1.02(9), an Event of Default (the “Initial Default”) may not be cured pursuant to this Section 1.02(9):

(i) if the taking of any action by any Loan Party or Subsidiary of a Loan Party that is not permitted during, and as a result of, the continuance of such Initial Default directly results in the cure of such Initial Default and the applicable Loan Party or Subsidiary had actual knowledge at the time of taking any such action that the Initial Default had occurred and was continuing,

(ii) in the case of an Event of Default under Section 8.01(9) or (10) that directly results in material impairment of the rights and remedies of the Lenders, Collateral Agent and Administrative Agent under the Loan Documents and that is incapable of being cured,

(iii) in the case of an Event of Default under Section 8.01(3) arising due to the failure to perform or observe Section 6.07 that directly results in a material adverse effect on the ability of the Borrower and the other Loan Parties (taken as a whole) to perform their respective payment obligations under any Loan Document to which the Borrower or any of the other Loan Parties is a party, or

(iv) if such Event of Default arises under Section 8.01(1) (solely with respect to a failure to pay principal or interest payments hereunder) or 8.01(6).

(10) For purposes hereof, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Subsidiaries.

(11) Each reference in the Loan Documents with respect to the priority of Liens shall be determined without regard to the control of applicable remedies, in each case, unless otherwise expressly stated in the Loan Documents in respect thereof.

SECTION 1.03. Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, except as otherwise specifically prescribed herein. Notwithstanding any other provision contained herein, (i) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Financial Accounting Standards Board Accounting Standards Codification Topic 825 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of Holdings, the Borrower or any of its Subsidiaries at “fair value,” as defined therein, (ii) unless the Borrower has requested an amendment pursuant to the second paragraph of the definition of “GAAP” with respect to the treatment of operating leases and Capitalized Lease Obligations under GAAP and until such amendment has become effective, all obligations of any Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance by the Financial Accounting Standards Board on February 25, 2016 of an Accounting Standards Update (the “ASU”) shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purpose of this Agreement (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as Capitalized Lease Obligations in the financial statements to be delivered pursuant to Section 6.01 and (iii) the consolidated financial results or performance of the Borrower and its Subsidiaries shall include the financial results or performance of the Affiliated Practices to the extent such consolidation is required, or is permitted and elected to be so treated by the Borrower, under GAAP.

SECTION 1.04. Rounding. Any financial ratios required to be satisfied in order for a specific action to be permitted under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

SECTION 1.05. References to Agreements, Laws, etc. Unless otherwise expressly provided herein, (1) references to Organizational Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document; and (2) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

SECTION 1.06. Times of Day and Timing of Payment and Performance. Unless otherwise specified, (1) all references herein to times of day shall be references to New York time (daylight or standard, as applicable) and (2) when the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of “Interest Period”) or performance shall extend to the immediately succeeding Business Day.

SECTION 1.07. Pro Forma and Other Calculations.

(1) Notwithstanding anything to the contrary herein, Consolidated EBITDA and any financial ratios or tests, including the Total Net Leverage Ratio, the Secured Net Leverage Ratio and the First Lien Net Leverage Ratio, shall be calculated in the manner prescribed by this Section 1.07; provided that notwithstanding anything to the contrary in clauses (2), (3), (4) or (5) of this Section 1.07, when calculating (i) the First Lien Net Leverage Ratio for purposes of Section 2.05(2)(a), (ii) the First Lien Net Leverage Ratio for purposes of the definition of “Applicable Rate” or (iii) the Total Net Leverage Ratio for purposes of determining actual compliance (and not pro forma compliance, compliance on a Pro Forma Basis or determining compliance giving Pro Forma Effect to a transaction) with Section 7.12, the events described in this Section 1.07 that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect; provided, however, that voluntary prepayments made pursuant to Section 2.05(1) during any fiscal year (without duplication of any prepayments in such fiscal year that reduced the amount of Excess Cash Flow required to be repaid pursuant to Section 2.05(2)(a) for any prior fiscal year) shall be given pro forma effect after such fiscal year-end and prior to the time any mandatory prepayment pursuant to Section 2.05(2)(a) is due for purposes of calculating the First Lien Net Leverage Ratio for purposes of determining the ECF Percentage for such mandatory prepayment, if any.

(2) For purposes of calculating Consolidated EBITDA, Total Assets and any financial ratios or tests, including the Total Net Leverage Ratio, the Secured Net Leverage Ratio and the First Lien Net Leverage Ratio, Specified Transactions (and the incurrence or repayment of any Indebtedness in connection therewith, subject to clause (4) of this Section 1.07) that have been made (i) during the applicable Test Period or (ii) subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of Consolidated EBITDA or any such ratio is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period (or, in the case of Total Assets, on the last day of the applicable Test Period). If since the beginning of any applicable Test Period any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of its Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section 1.07, then such financial ratio or test (or Consolidated EBITDA or Total Assets) shall be calculated to give pro forma effect thereto in accordance with this Section 1.07; provided that with respect to any pro forma calculations to be made in connection with any acquisition or investment in respect of which financial statements for the relevant target are not available for the same Test Period for which financial statements of the Borrower have been delivered, the Borrower shall determine such pro forma calculations on the basis of the available financial statements (even if for differing periods) or such other basis as determined on a commercially reasonable basis by the Borrower.

(3) Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calculations shall be made in good faith by a Responsible Officer of the Borrower and may include, for the avoidance of doubt, the amount of “run rate” cost savings, operating expense reductions and synergies projected by the Borrower in good faith to be realized as a result of specified actions which have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period) relating to such Specified Transaction, and “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements), net of the amount of actual benefits realized during such period from such actions; provided that (A) such amounts are reasonably identifiable and factually supportable (in the good faith reasonable determination of the Borrower), (B) such actions have been taken or substantial steps with respect to such actions have been taken or are expected to be taken (in the good faith reasonable determination of the Borrower) no later than eighteen (18) months after the date of such Specified Transaction and such costs savings, operating expense reductions and synergies are reasonably anticipated to be realizable within such eighteen (18) month period, (C) no amounts shall be added pursuant to this clause (3) to the extent duplicative of any amounts that are otherwise added back in computing Consolidated EBITDA, whether through a pro forma adjustment or otherwise, with respect to such period and (y) it is understood and agreed that, subject to compliance with the other provisions of this Section 1.07(3), amounts to be included in pro forma calculations pursuant to this Section 1.07(3) may be included in Test Periods in which the Specified Transaction to which such amounts relate to is no longer being given pro forma effect pursuant to Section 1.07(2) and (C) the amount of expenses and synergies added back pursuant to this Section 1.07(3) (in the case of Section 1.07(3), in connection with a Specified Transaction consummated after the Closing Date), when aggregated with the amounts excluded from Consolidated Net Income pursuant to clause (a) thereof and amounts added back to Consolidated EBITDA pursuant to clauses (a)(v), (a)(x), (a)(xi), (a)(xvii) and (a)(xviii) thereof, in each case, solely to the extent such items are not prepared in compliance with Regulation S-X, shall not exceed an aggregate amount equal to 25% of Consolidated EBITDA for such Test Period determined on a Pro Forma Basis (calculated before giving effect to such amounts). In addition, whenever pro forma effect is to be given to a Specified Transaction, the Borrower may elect to not make pro forma adjustments to Consolidated EBITDA if the amount of such adjustment does not exceed $2.5 million.

(4) In the event that (a) the Borrower or any Subsidiary incurs (including by assumption or guarantees), issues or repays (including by redemption, repurchase, repayment, retirement, discharge, defeasance or extinguishment) any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility or line of credit unless such Indebtedness has been permanently repaid and not replaced and, for the avoidance of doubt, in the event an item of Indebtedness or Disqualified Stock (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance on a ratio Basket based on the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio, or the Total Net Leverage Ratio, such ratio(s) shall be calculated without regard to the incurrence of any Indebtedness under any revolving facility in connection therewith) or (b) the Borrower or any Subsidiary issues, repurchases or redeems Disqualified Stock, in each case included in the calculations of any financial ratio or test (and, in the case of the foregoing clause (a), any Lien incurred in connection therewith), (i) during the applicable Test Period or (ii) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence, issuance, repayment or redemption of Indebtedness, issuance, repurchase or redemption of Disqualified Stock, as if the same had occurred on the last day of the applicable Test Period.

(5) Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Financial Officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower or applicable Subsidiary may designate.

(6) Notwithstanding anything to the contrary in this Section 1.07 or in any classification under GAAP of any Person, business, assets or operations in respect of which a definitive agreement for the disposition thereof has been entered into, at the election of the Borrower, no pro forma effect shall be given to any discontinued operations (and the Consolidated EBITDA attributable to any such Person, business, assets or operations shall not be excluded for any purposes hereunder) until such disposition shall have been consummated.

(7) Any determination of Total Assets shall be made by reference to the last day of the Test Period most recently ended for which financial statements of the Borrower have been delivered on or prior to the relevant date of determination.

(8) Notwithstanding anything in this Agreement or any Loan Document to the contrary, in the event any Lien, Indebtedness (including any Incremental Loans, Incremental Commitments or Permitted Incremental Equivalent Debt), Investment or Disqualified Stock transaction meets the criteria of one or more than one of the categories of Baskets under this Agreement (including within any defined terms), including any Fixed Basket or Non-Fixed Basket, as applicable, the Borrower shall be permitted, in its sole discretion, to divide and classify and to later, at any time and from time to time, re-divide and re-classify (including to re-classify utilization of any Fixed Basket as being incurred under any Non-Fixed Basket or other Fixed Basket or utilization of any Non-Fixed Basket as being incurred under any Fixed Basket or other Non-Fixed Basket) on one or more occasions (based on circumstances existing on the date of any such re-division and re-classification) any such Lien, Indebtedness, Investment or Disqualified Stock transaction, in whole or in part, among one or more than one applicable Baskets under this Agreement (in the case of re-classification or re-division, so long as the amount so re-classified or re-divided is permitted at the time of such re-classification or re-division to be incurred pursuant to the applicable Basket into which such amount is re-classified or re-divided at such time (and not the Basket from which such amount is re-divided or re-classified)). For the avoidance of doubt, the amount of any Lien, Indebtedness, Investment or Disqualified Stock transaction that shall be allocated to each such Basket shall be determined by the Borrower at the time of such division, classification, re-division or re-classification, as applicable. Notwithstanding anything herein to the contrary, (x) any Indebtedness incurred under this Agreement (including on the Closing Date) will, at all times, be classified as being incurred under Section 7.02(b)(1) (including on the Closing Date) and may not be re-classified and (y) the only Indebtedness incurred by the Loan Parties and their Subsidiaries that is permitted to be secured on a pari passu basis with the Obligations shall be (I) Incremental Loans incurred pursuant to, and in accordance with, Section 2.14 and (II) Permitted Incremental Equivalent Debt incurred pursuant to, and in accordance with, Section 7.02(b)(30). For all purposes hereunder, (x) “Fixed Basket” means any Basket that is subject to a fixed-dollar limit (including Baskets based on a percentage of Consolidated EBITDA or Total Assets) and (y) “Non-Fixed Basket” means any Basket that is subject to compliance with a financial ratio or test (including the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio and the Total Net Leverage Ratio) (any such ratio or test, a “Financial Incurrence Test”).

(9) Notwithstanding anything in this Agreement or any Loan Document to the contrary, in calculating any Non-Fixed Basket any amounts incurred, or transactions entered into or consummated, in reliance on a Fixed Basket (including the Free and Clear Incremental Amount) in a concurrent transaction, a single transaction or a series of related transactions with the amount incurred, or transaction entered into or consummated, under an applicable Non-Fixed Basket, in each case, shall be disregarded in the calculation of such Non-Fixed Basket; provided that full pro forma effect shall be given to all applicable and related transactions (including the use of proceeds of all applicable Indebtedness incurred and any repayments, repurchases and redemptions of Indebtedness) and all other adjustments as to which pro forma effect may be given under this Section 1.07.

(10) If any Lien, Indebtedness, Disqualified Stock, Asset Sale, Investment, Restricted Payment, or other transaction, action, judgment or amount (any of the foregoing in concurrent transactions, a single transaction or a series of related transactions) is incurred, issued, taken or consummated in reliance on categories of Baskets measured by reference to a percentage of Consolidated EBITDA, and any Lien, Indebtedness, Disqualified Stock, Asset Sale, Investment, Restricted Payment, or other transaction, action, judgment or amount (including in connection with refinancing thereof) would subsequently exceed the applicable percentage of Consolidated EBITDA if calculated based on the Consolidated EBITDA on a later date (including the date of any refinancing or re-classification), such percentage of Consolidated EBITDA will not be deemed to be exceeded (so long as, in the case of refinancing any Indebtedness or Disqualified Stock (and any related Lien), the principal amount or the liquidation preference of such newly incurred or issued Indebtedness or Disqualified Stock does not exceed the maximum principal amount, liquidation preference or amount of Refinancing Indebtedness in respect of the Indebtedness or Disqualified Stock being refinanced, extended, replaced, refunded, renewed or defeased).

(11) Notwithstanding anything in this Agreement or any Loan Document to the contrary, when (a) calculating any applicable Financial Incurrence Test, or availability under any Basket, in connection with the incurrence of any Limited Condition Transaction, any Indebtedness or any other transaction in connection with a Limited Condition Transaction and any actions or transactions related thereto (including for all purposes under this clause (11), the making of acquisitions and investments, the incurrence or issuance of Indebtedness or Disqualified Stock and the use of proceeds thereof, the incurrence of Liens, repayments of Indebtedness and/or the making of Restricted Payments), (b) determining (x) compliance with any provision of this Agreement which requires that no Default or Event of Default (or any type of Default or Event of Default) has occurred, is continuing or would result therefrom, (y) compliance with any provision of this Agreement which requires compliance with any representations and warranties set forth or referenced herein or (z) the satisfaction of any other conditions, in each case under this clause (b), in connection with the incurrence of any Limited Condition Transaction, any Indebtedness or any other transaction in connection with a Limited Condition Transaction and any actions or transactions related thereto, in each case under the foregoing clauses (a) and (b), the date of determination of such Financial Incurrence Test, availability under any Basket or other provisions, determination of whether any Default or Event of Default (or any type of Default or Event of Default) has occurred, is continuing or would result therefrom, determination of compliance with any representations or warranties or the satisfaction of any other conditions shall, at the option of the Borrower (in its sole discretion) (the Borrower’s election to exercise such option, an “LCT Election,” which LCT Election may be in respect of one or more of clauses (a), (b)(x), (b)(y) and (b)(z) above), be deemed to be (I) any of the date the definitive agreements (or other relevant definitive documentation) for such Limited Condition Transaction, Indebtedness or other transaction in connection with such Limited Condition Transaction or action or transaction related thereto, as applicable, are entered into (or, in the case of any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, the date on which notice with respect to such Limited Condition Transactions is sent) or (II) the time of funding of any of the applicable Indebtedness or consummation of such Limited Condition Transaction or other transaction in connection therewith or action or transaction related thereto (provided that, notwithstanding the LCT Election made under the foregoing clauses (I) and (II), the Borrower may elect (in its sole discretion) to re-determine one or more of clauses (a), (b)(x), (b)(y) and (b)(z) above at the time of funding of any of the applicable Indebtedness or consummation of such Limited Condition Transaction or other transaction in connection therewith or action or transaction related thereto, so long as any applicable determination of whether any Event of Default under Section 8.01(1) or under Section 8.01(6) is continuing shall also be made at such time) (such date in clause (I) or (II), the “LCT Test Date”) and, subject to the other provisions of this Section (1), if, after giving pro forma effect to the Limited Condition Transaction, any Indebtedness or other transaction in connection therewith and any actions or transactions related thereto and any related pro forma adjustments, the Borrower or any of its Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such Basket (and any related requirements and conditions), such Basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes; provided, that (A) if financial statements for one or more subsequent fiscal quarters shall have become available, the Borrower may elect, in its sole discretion, to re-determine availability under Baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be deemed to be the applicable LCT Test Date for purposes of such Basket (provided that, if the Borrower elects to re-determine availability under an applicable Basket under this clause (A), to the extent otherwise required under the applicable Basket, the determination of whether any Event of Default under Section 8.01(1) or under Section 8.01(6) shall be continuing shall also be made at such time), and (B) except as contemplated in the foregoing clause (A), compliance with such Baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction, any Indebtedness or other transaction incurred in connection therewith and any actions or transactions related thereto.

(12) For the avoidance of doubt, if the Borrower has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such Financial Incurrence Test or Basket, including due to fluctuations in EBITDA or total assets of the Borrower or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations, (2) other than as expressly set forth in clause (11), if any related requirements and conditions (including as to the absence of any (or any type of) continuing Default or Event of Default and satisfaction of any representations and warranties) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of any Default or Event of Default or failure to satisfy any representations and warranties), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing and such representations and warranties shall be deemed to have been satisfied) and (3) in calculating the availability under any Financial Incurrence Test or Basket in connection with any action or transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice or declaration for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction, any such Financial Incurrence Test or Basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction and any actions or transactions related thereto. Notwithstanding anything to the contrary set forth in clause (11) directly above or this clause (12), no Event of Default under Section 8.01(1) or Section 8.01(6) shall be continuing at the time any Limited Condition Transaction is consummated.

SECTION 1.08. Available Amount Transaction. If more than one action occurs on any given date the permissibility of the taking of which is determined hereunder by reference to the amount specified in clause (3) of Section 7.05(a)(C) immediately prior to the taking of such action, the permissibility of the taking of each such action shall be determined independently and in no event may any two or more such actions be treated as occurring simultaneously, i.e., each transaction must be permitted under clause (3) of Section 7.05(a)(C) as so calculated.

SECTION 1.09. Guaranties of Hedging Obligations. Notwithstanding anything else to the contrary in any Loan Document, no non-Qualified ECP Guarantor shall be required to guarantee or provide security for Excluded Swap Obligations, and any reference in any Loan Document with respect to such non-Qualified ECP Guarantor guaranteeing or providing security for the Obligations shall be deemed to be all Obligations other than the Excluded Swap Obligations.

SECTION 1.10. Currency Generally.

(1) The Borrower shall determine in good faith the Dollar equivalent amount of any utilization or other measurement denominated in a currency other than Dollars for purposes of compliance with any Basket. For purposes of determining compliance with any Basket under Article VII or VIII with respect to any amount expressed in a currency other than Dollars, no Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time such Basket utilization occurs or other Basket measurement is made (so long as such Basket utilization or other measurement, at the time incurred, made or acquired, was permitted hereunder). Except with respect to any ratio calculated under any Basket, any subsequent change in rates of currency exchange with respect to any prior utilization or other measurement of a Basket previously made in reliance on such Basket (as the same may have been reallocated in accordance with this Agreement) shall be disregarded for purposes of determining any unutilized portion under such Basket.

(2) For purposes of determining the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio and the Total Net Leverage Ratio, the amount of Indebtedness and cash and Cash Equivalents shall reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations permitted hereunder for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar equivalent of such Indebtedness.

SECTION 1.11. Letters of Credit. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the maximum amount available to be drawn under such Letter of Credit in effect at such time (not to exceed the stated amount of such Letter of Credit in effect at such time after giving effect to any automatic reductions or increases, as applicable, to such stated amount pursuant to the terms of the applicable Letter of Credit after the occurrence of any applicable condition (including the expiration of any applicable period); provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any L/C Application related thereto, provides for one or more automatic increases in the stated amount thereof, the stated amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time).

SECTION 1.12. Effect of Benchmark Transition Event.

(1) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace LIBOR with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Required Lenders and the Borrower (such consent of the Borrower not to be unreasonably withheld, conditioned or delayed) have delivered to the Administrative Agent written notice that such Required Lenders accept such amendment. No replacement of LIBOR with a Benchmark Replacement pursuant to this Section 1.12 will occur prior to the applicable Benchmark Transition Start Date.

(2) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement other than the Borrower (which consent shall not be unreasonably withheld, conditioned or delayed).

(3) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or Lenders pursuant to this Section 1.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 1.12.

(4) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the

Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans. During any Benchmark Unavailability Period, the component of Base Rate based upon LIBOR will not be used in any determination of Base Rate.

ARTICLE II

The Commitments and Borrowings

SECTION 2.01. The Loans.

(1) Term Borrowings. Subject to the terms and conditions set forth in Section 4.01 hereof (a) each Term B-1 Lender severally agrees to make to the Borrower on the Closing Date one or more Closing Date Term B-1 Loans denominated in Dollars in an aggregate principal amount equal to such Term B-1 Lender’s Closing Date Term B-1 Loan Commitment on the Closing Date and (b) each Term B-2 Lender severally agrees to make to the Borrower on the Closing Date one or more Closing Date Term B-2 Loans denominated in Dollars in an aggregate principal amount equal to such Term B-2 Lender’s Closing Date Term B-2 Loan Commitment on the Closing Date. Amounts borrowed under this Section 2.01(1) and repaid or prepaid may not be reborrowed. The Closing Date Term Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.

(2) Revolving Borrowings. Subject to the terms and conditions set forth herein, each Revolving Lender severally agrees to make loans denominated in Dollars from its applicable Lending Office (each such loan, a “Revolving Loan”) to the Borrower from time to time, on any Business Day during the period from the Closing Date until the Maturity Date, in an aggregate principal amount not to exceed at any time outstanding the amount of such Lender’s Revolving Commitment; provided that after giving effect to any Revolving Borrowing, the aggregate Outstanding Amount of the Revolving Loans of any Lender plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus, in the case of each Lender other than the Swing Line Lender (in its capacity as such), such Lender’s Applicable Percentage of the Outstanding Amount of all Swing Line Loans, shall not exceed such Lender’s Revolving Commitment. Within the limits of each Lender’s Revolving Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01(2), prepay under Section 2.05 and reborrow under this Section 2.01(2). Revolving Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein; provided, that, for the avoidance of doubt, Swing Line Loans may only be Base Rate Loans.

(3) Delayed Draw Term Borrowings. Subject to the terms and conditions set forth herein and the terms of the AAL, (a) each Delayed Draw Term B-1 Lender severally agrees to make Delayed Draw Term B-1 Loans in Dollars to the Borrower on any Business Day during the period from the Closing Date until the Delayed Draw Term B-1 Loan Commitment Expiration Date in an aggregate principal amount not to exceed the amount of such Lender’s the Delayed Draw Term B-1 Loan Commitment and (b) each Delayed Draw Term B-2 Lender severally agrees to make Delayed Draw Term B-2 Loans in Dollars to the Borrower on any Business Day during the period from the Closing Date until the Delayed Draw Term B-2 Loan Commitment Expiration Date in an aggregate principal amount not to exceed the amount of such Lender’s the Delayed Draw Term B-2 Loan Commitment. Amounts borrowed under this Section 2.01(3) and repaid or prepaid may not be reborrowed. The Delayed Draw Term Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein. The Closing Date Term B-1 Loans and the Delayed Draw Term B-1 Loans (if and when funded) shall have the same terms and shall be treated as a single Class for all purposes, except that interest on the Delayed Draw Term B-1 Loans shall commence to accrue from the applicable Delayed Draw Term B-1 Loan Funding Date thereof. The Closing Date Term B-2 Loans and the Delayed Draw Term B-2 Loans (if and when funded) shall have the same terms and shall be treated as a single Class for all purposes, except that interest on the Delayed Draw Term B-2 Loans shall commence to accrue from the applicable Delayed Draw Term B-2 Loan Funding Date thereof. Notwithstanding anything to the contrary in this Agreement, unless otherwise agreed to by the AAL First Out Holders and the AAL Last Out Holders, any funding of Delayed Draw Term Loans shall consistent of a funding of both Delayed Draw Term B-1 Loans and Delayed Draw Term B-2 Loans on a pro rata basis to the then existing Delayed Draw Term B-1 Loan Commitments and the Delayed Draw Term B-2 Loan Commitments.

SECTION 2.02. Borrowings, Conversions and Continuations of Loans.

(1) Each Term Borrowing, each Revolving Borrowing, each conversion of Term Loans or Revolving Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon the Borrower’s irrevocable notice, on behalf of the Borrower, to the Administrative Agent (provided that the notice in respect of the initial Credit Extension, or in connection with any Permitted Acquisition or other transaction permitted under this Agreement, may be conditioned on the closing of the Acquisition or such Permitted Acquisition or other transaction, as applicable), which may be given by a Committed Loan Notice. Each such notice must be received by the Administrative Agent not later than (a) 1:00 p.m., New York time, three

(3) Business Days prior to the requested date of any Borrowing or continuation of Eurodollar Rate Loans or any conversion of Base Rate Loans to Eurodollar Rate Loans and (b) 1:00 p.m., New York time, one (1) Business Day prior to the requested date of any Borrowing of Base Rate Loans or any conversion of Eurodollar Rate Loans to Base Rate Loans; provided that the notices referred to above may be delivered not later than 1:00 p.m., New York time, one (1) Business Day prior to the Closing Date in the case of the Closing Date Loans. Each Committed Loan Notice must be completed and signed by a Responsible Officer of the Borrower. Except as provided in Sections 2.03(3), 2.04(3), 2.14 and 2.16, each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of $500,000 or a whole multiple amount of $250,000 in excess thereof. Except as provided in Sections 2.14 and 2.16, each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $1.0 million or a whole multiple amount of $100,000 in excess thereof. Each Committed Loan Notice shall specify:

(i) whether the Borrower is requesting a Term Borrowing, a Revolving Borrowing, a conversion of Term Loans or Revolving Loans from one Type to the other or a continuation of Eurodollar Rate Loans,

(ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day),

(iii) the principal amount of Loans to be borrowed, converted or continued,

(iv) the Class and Type of Loans to be borrowed or to which existing Term Loans or Revolving Loans are to be converted,

(v) if applicable, the duration of the Interest Period with respect thereto and

(vi) wire instructions of the account(s) to which funds are to be disbursed.

If the Borrower fails to specify a Type of Loan to be made in a Committed Loan Notice, then the applicable Loans shall be made as Eurodollar Rate Loans with an Interest Period of one (1) month. If the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made or continued as the same Type of Loan, which if a Eurodollar Rate Loan, shall have a one-month Interest Period. Any such automatic continuation of Eurodollar Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.

(2) Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Pro Rata Share or other applicable share provided for under this Agreement of the applicable Class of Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic continuation of Eurodollar Rate Loans or continuation of Loans described in Section 2.02(1). In the case of each Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in Same Day Funds at the Administrative Agent’s Office not later than, in the case of Borrowing on the Closing Date, 10:00 a.m., New York time, and otherwise 3:00 p.m., New York time, on the Business Day specified in the applicable Committed Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4 for any Borrowing, the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by wire transfer of such funds, in each case in accordance with instructions provided by the Borrower to (and reasonably acceptable to) the Administrative Agent in the applicable Committed Loan Notice; provided that if on the date the Committed Loan Notice with respect to a Borrowing under a Revolving Facility is given by the Borrower (other than with respect to the Closing Date Revolving Borrowing), there are Swing Line Loans or L/C Borrowings outstanding, then the proceeds of such Borrowing shall be applied, first, to the payment in full of any such L/C Borrowing and second, to the payment in full of any such Swing Line Loans, and third, to the Borrower as provided above.

(3) Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurodollar Rate Loan unless the Borrower pays the amount due, if any, under Section 3.05 in connection therewith. Upon the occurrence and during the continuation of an Event of Default, the Administrative Agent at the direction of the Required Facility Lenders under the applicable Facility may require by notice to the Borrower that no Loans under such Facility may be converted to or continued as Eurodollar Rate Loans.

(4) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. The determination of the Eurodollar Rate by the Administrative Agent shall be conclusive in the absence of manifest error. At any time when Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in the Administrative Agent’s Prime Rate used in determining the Base Rate promptly following the public announcement of such change.

(5) After giving effect to all Term Borrowings, all Revolving Borrowings, all conversions of Term Loans or Revolving Loans from one Type to the other, and all continuations of Term Loans or Revolving Loans as the same Type, there shall not be more than ten (10) Interest Periods in effect unless otherwise agreed between the Borrower and the Administrative Agent; provided that after the establishment of any new Class of Loans pursuant to an Incremental Amendment, an Extension Amendment or an amendment in respect of Replacement Loans, the number of Interest Periods otherwise permitted by this Section 2.02(5) shall increase by three (3) Interest Periods for each applicable Class so established.

(6) The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.

(7) Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing, or, in the case of any Borrowing of Base Rate Loans, prior to 1:30 p.m., New York time, on the date of such Borrowing, that such Lender will not make available to the Administrative Agent such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of such Borrowing, the Administrative Agent may assume that such Lender has made such Pro Rata Share and such other applicable share available to the Administrative Agent on the date of such Borrowing in accordance with paragraph (2) above, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent shall have so made funds available, then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, each of such Lender and the Borrower severally agrees to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent at (a) in the case of the Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing and (b) in the case of such Lender, the Overnight Rate plus any administrative, processing or similar fees customarily charged by the Administrative Agent in accordance with the foregoing. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this Section 2.02(7) shall be conclusive in the absence of manifest error. If the Borrower and such Lender shall both pay all or any portion of the principal amount in respect of such Borrowing or interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such Borrowing or interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

SECTION 2.03. Letters of Credit.

(1) The Letter of Credit Commitments.

        (a) Subject to the terms and conditions set forth herein, (i) each Issuing Bank agrees, in reliance upon the agreements of the other Revolving Lenders set forth in this Section 2.03, (A) from time to time on any Business Day during the period from the Closing Date until the L/C Expiration Date, to issue Letters of Credit denominated in Dollars for the account of Holdings (to the extent not prohibited under Section 7.11), the Borrower or any of its Subsidiaries (so long as the Borrower is a co-applicant and jointly and severally liable thereunder) and to amend or extend such Letters of Credit previously issued by it, in accordance with Section 2.03(2), and (B) to honor drawings under the Letters of Credit and (ii) the Revolving Lenders severally agree to participate in Letters of Credit issued pursuant to this Section 2.03; provided that no Issuing Bank shall be obligated to make any L/C Credit Extension with respect to any Letter of Credit, and no Lender shall be obligated to participate in any Letter of Credit if as of the date of such L/C Credit Extension, (x) the Revolving Exposure of any Revolving Lender would exceed such Lender’s Revolving Commitment or (y) the Outstanding Amount of the L/C Obligations would exceed the L/C Sublimit. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

 (b) An Issuing Bank shall be under no obligation to issue any Letter of Credit if:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, or any Law applicable to such Issuing Bank or any directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Issuing Bank shall prohibit, or direct that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such Issuing Bank is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Closing Date (for which such Issuing Bank is not otherwise compensated hereunder);

(ii) subject to Section 2.03(2)(c), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless (A) each Appropriate Lender has approved of such expiration date or (B) the Outstanding Amount of L/C Obligations in respect of such requested Letter of Credit has been Cash Collateralized or back-stopped by a letter of credit reasonably satisfactory to the applicable Issuing Bank prior to the date that is twelve months after the date of issuance thereof;

(iii) subject to Section 2.03(2)(c), the expiry date of such requested Letter of Credit would occur after the L/C Expiration Date, unless (I) each Appropriate Lender has approved of such expiration date or (II) the Outstanding Amount of L/C Obligations in respect of such requested Letter of Credit has been Cash Collateralized or back-stopped by a letter of credit reasonably satisfactory to the applicable Issuing Bank prior to the L/C Expiration Date;

(iv) the issuance of such Letter of Credit would violate any policies of such Issuing Bank applicable to letters of credit generally; provided that no Issuing Bank shall be required to issue either (A) letters of guarantee or bankers’ acceptances or (B) commercial letters of credit, in each case without its consent; or

  (v) any Revolving Lender is at that time a Defaulting Lender, unless such Issuing Bank has entered into arrangements, including the delivery of Cash Collateral, satisfactory to such Issuing Bank (in its sole discretion) with the Borrower or such Lender to eliminate such Issuing Bank’s actual or potential Fronting Exposure (after giving effect to Section 2.17(1)(d)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which such Issuing Bank has actual or potential Fronting Exposure, as it may elect in its sole discretion.

    (c) An Issuing Bank shall be under no obligation to amend any Letter of Credit if (i) such Issuing Bank would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof or (ii) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(2) Procedures for Issuance and Amendment of Letters of Credit; Auto- Extension Letters of Credit.

    (a) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the applicable Issuing Bank in the form of a L/C Application, appropriately completed and signed by a Responsible Officer of the Borrower. Such L/C Application must be received by the relevant Issuing Bank not later than 1:00 p.m., New York time, at least three (3) Business Days prior to the proposed issuance date or date of amendment, as the case may be, or, in each case, such later date and time as the relevant Issuing Bank may agree in a particular instance in its sole discretion. In the case of a request for an initial issuance of a Letter of Credit, such L/C Application shall specify in form and detail reasonably satisfactory to the relevant Issuing Bank:

  (i) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day);

  (ii) the amount thereof;

  (iii) the expiry date thereof;

  (iv) the name and address of the beneficiary thereof;

  (v) the documents to be presented by such beneficiary in case of any drawing thereunder;

  (vi) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and

  (vii) such other matters as the relevant Issuing Bank may reasonably request.

In the case of a request for an amendment of any outstanding Letter of Credit, such L/C Application shall specify in form and detail reasonably satisfactory to the relevant Issuing Bank:

  (viii) the Letter of Credit to be amended;

  (ix) the proposed date of amendment thereof (which shall be a Business Day);

  (x) the nature of the proposed amendment; and

  (xi) such other matters as the relevant Issuing Bank may reasonably request.

    (b) Promptly after receipt of any L/C Application the relevant Issuing Bank will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such L/C Application from the Borrower and, if not, such Issuing Bank will provide the Administrative Agent with a copy thereof. Upon receipt by the relevant Issuing Bank of confirmation from the Administrative Agent that the requested issuance or amendment is permitted in accordance with the terms hereof, then, subject to the terms and conditions hereof, such Issuing Bank shall, on the requested date, issue a Letter of Credit for the account of the Borrower (or, if applicable, for the benefit of Holdings or a Subsidiary of the Borrower) or enter into the applicable amendment, as the case may be. Immediately upon the issuance of each Letter of Credit, each Revolving Lender shall be deemed to, and hereby immediately irrevocably and unconditionally agrees to, purchase from the relevant Issuing Bank a risk participation in such Letter of Credit in an amount equal to the product of such Lender’s Applicable Percentage of the amount of such Letter of Credit.

    (c) If the Borrower so requests in any applicable L/C Application, the relevant Issuing Bank may agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit shall permit the relevant Issuing Bank to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon by the relevant Issuing Bank and the Borrower at the time such Letter of Credit is issued. Unless otherwise agreed in such Letter of Credit, the Borrower shall not be required to make a specific request to the relevant Issuing Bank for any such extension. Once an Auto- Extension Letter of Credit has been issued, the applicable Lenders shall be deemed to have authorized (but may not require) the relevant Issuing Bank to permit the extension of such Letter of Credit at any time to an expiry date not later than the applicable L/C Expiration Date, unless the Outstanding Amount of L/C Obligations in respect of such requested Letter of Credit will be Cash Collateralized or back-stopped by a letter of credit reasonably satisfactory to the applicable Issuing Bank prior to the applicable L/C Expiration Date; provided that the relevant Issuing Bank shall not be required to allow such extension if (i) the relevant Issuing Bank has determined that it would not be permitted at such time to issue such Letter of Credit in its extended form under the terms hereof (by reason of the provisions of Section 2.03(1)(b) or otherwise) or (ii) it has received notice (which may be by telephone or in writing) on or before the day that is five (5) Business Days before the Non-Extension Notice Date from the Administrative Agent, any Revolving Lender or the Borrower that one or more of the applicable conditions specified in Section 4.02 will not be satisfied on the applicable date of the Credit Extension.

    (d) Promptly after issuance of any Letter of Credit or any amendment to a Letter of Credit, the relevant Issuing Bank will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(3) Drawings and Reimbursements; Funding of Participations.

    (a) Upon receipt from the beneficiary of any Letter of Credit of a compliant drawing under such Letter of Credit, the relevant Issuing Bank shall promptly notify the Borrower and the Administrative Agent thereof (including the date on which such payment is to be made). Not later than noon New York time on the first Business Day immediately following any payment by an Issuing Bank under a Letter of Credit with notice to the Borrower (each such date, an “Honor Date”), the Borrower shall reimburse, or cause to be reimbursed, such Issuing Bank through the Administrative Agent, in an amount equal to the amount of such drawing; provided that, if such reimbursement is not made on the date of payment by the Issuing Bank, the Borrower shall pay interest to the relevant Issuing Bank on such amount at the rate applicable to Base Rate Loans (without duplication of interest payable on L/C Borrowings). The relevant Issuing Bank shall notify the Borrower of the amount of the drawing promptly following the determination thereof. If the Borrower fails to so reimburse, or cause to be reimbursed, such Issuing Bank by such time, the Administrative Agent shall promptly notify each Appropriate Lender of the Honor Date, the amount of the unreimbursed drawing (the “Unreimbursed Amount”), and the amount of such Appropriate Lender’s Applicable Percentage thereof. In such event, in the case of an Unreimbursed Amount under a Letter of Credit, the Borrower shall be deemed to have irrevocably requested a Revolving Borrowing of Base Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, unaffected by any circumstance whatsoever, including (without limitation) (x) the occurrence and continuance of a Default or Event of Default, (y) the fact that, whether before or after giving effect to the making of any such Revolving Loan, the outstanding aggregate principal amount of the Revolving Loans exceed or will exceed the Revolving Commitment and/or (z) the non-satisfaction of any conditions set forth in Section 4.02; provided, however, that in no event shall any Lender be obligated to fund in excess of its Revolving Commitment after giving effect to its share of L/C Obligations (and, to the extent not duplicative, any effect to its share of Revolving Exposure), and without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans. Any notice given by an Issuing Bank pursuant to this Section 2.03(3)(a) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

    (b) Each Appropriate Lender (including any Lender acting as an Issuing Bank) shall absolutely and unconditionally be obligated, upon any notice pursuant to Section 2.03(3)(a), to make funds available to the Administrative Agent for the account of the relevant Issuing Bank in Dollars at the Administrative Agent’s Office

for payments in an amount equal to its Applicable Percentage of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(3)(c), each Appropriate Lender that so makes funds available shall be deemed to have made a Revolving Loan that is a Base Rate Loan to the Borrower in such amount and, for the avoidance of doubt, the making of such Base Rate Loans in an aggregate amount equal to such Unreimbursed Amount shall satisfy the Borrower’s reimbursement obligations with respect thereof. The Administrative Agent shall remit the funds so received to the relevant Issuing Bank.

    (c) With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Borrowing of Base Rate Loans for any other reason, the Borrower shall be deemed to have incurred from the relevant Issuing Bank an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Appropriate Lender’s payment to the Administrative Agent for the account of the relevant Issuing Bank pursuant to Section 2.03(3)(b) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

    (d) Until each Appropriate Lender funds its Revolving Loan or L/C Advance pursuant to this Section 2.03(3) to reimburse the relevant Issuing Bank for any amount drawn under any Letter of Credit, interest in respect of such Lender’s Applicable Percentage of such amount shall be solely for the account of the relevant Issuing Bank.

    (e) Each Revolving Lender’s obligation to make Revolving Loans or L/C Advances to reimburse an Issuing Bank for amounts drawn under Letters of Credit as contemplated by this Section 2.03(3), shall be absolute and unconditional and shall not be affected by any circumstance, including:

  (i) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the relevant Issuing Bank (including any claim for improper amount or payment), the Administrative Agent, the Borrower or any other Person for any reason whatsoever;

  (ii) the occurrence or continuance of a Default; or

  (iii) any other occurrence, event or condition, whether or not similar to any of the foregoing.

No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the relevant Issuing Bank for the amount of any payment made by such Issuing Bank under any Letter of Credit, together with interest as provided herein.

    (f) If any Revolving Lender fails to make available to the Administrative Agent for the account of the relevant Issuing Bank any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(3) by the time specified in Section 2.03(3)(b), such Issuing Bank shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Issuing Bank at a rate per annum equal to the Overnight Rate from time to time in effect. A certificate of the relevant Issuing Bank submitted to any Revolving Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(3)(f) shall be conclusive absent manifest error.

(4) Repayment of Participations.

    (a) If, at any time after an Issuing Bank has made a payment under any Letter of Credit and has received from any Revolving Lender such Lender’s L/C Advance in respect of such payment in accordance with Section 2.03(3), the Administrative Agent receives for the account of such Issuing Bank any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Applicable Percentage thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s L/C Advance was outstanding) in the amount received by the Administrative Agent.

    (b) If any payment received by the Administrative Agent for the account of an Issuing Bank pursuant to Section 2.03(3)(a) or Section 2.03(3)(b) is required to be returned under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by such Issuing Bank in its discretion), each Appropriate Lender shall pay to the Administrative Agent for the account of such Issuing Bank its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Overnight Rate from time to time in effect. The Obligations of the

    (c) Revolving Lenders under this Section 2.03(4)(b) shall survive the payment in full of the Obligations and the termination of this Agreement.

(5) Obligations Absolute. The obligation of the Borrower to reimburse the relevant Issuing Bank for each drawing under each Letter of Credit issued by it and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

    (a) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

    (b) the existence of any claim, counterclaim, setoff, defense (including any claim for improper payment) or other right that any Loan Party may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the relevant Issuing Bank or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

    (c) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

    (d) any payment by the relevant Issuing Bank under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the relevant Issuing Bank under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law;

    (e) any exchange, release or non-perfection of any Collateral, or any release or amendment or waiver of or consent to departure from the Guaranty or any other guarantee, for all or any of the Obligations of any Loan Party in respect of such Letter of Credit; or

    (f) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Loan Party;

provided that the foregoing shall not excuse any Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by acts or omissions by such Issuing Bank constituting gross negligence, bad faith or willful misconduct on the part of such Issuing Bank as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(6) Role of Issuing Banks. Each Issuing Bank shall be entitled to rely upon, and shall be fully protected in relying upon, any note, writing, resolution, notice, statement, certificate or facsimile message, order or other document or telephone message signed, sent or made by any Person that such Issuing Bank reasonably believed to be genuine and correct and to have been signed, sent or made by the proper Person, and, with respect to all legal matters pertaining to this Agreement and any other Loan Document and its duties hereunder and thereunder, upon advice of counsel selected by such Issuing Bank (which may include, at the Issuing Bank’s option, counsel of the Administrative Agent or the Borrower). Each Lender and each Borrower agree that, in paying any drawing under a Letter of Credit, the relevant Issuing Bank shall not have any responsibility to obtain any document (other than any documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document.

None of the Issuing Banks, any Related Person of such Issuing Banks, nor any of the respective correspondents, participants or assignees of any Issuing Bank shall be liable to any Lender for

      (a) any action taken or omitted in connection herewith at the request or with the approval of the Lenders, the Required Lenders or the Required Facility Lenders in respect of the Revolving Commitments, as applicable;

      (b) any action taken or omitted in the absence of gross negligence, bad faith or willful misconduct as determined in a final and non-appealable judgment by a court of competent jurisdiction; or

      (c) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or L/C Application.

The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided that this assumption is not intended to, and shall not, preclude the Borrower from pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Issuing Banks, any Related Persons of such Issuing Banks, nor any of the respective correspondents, participants or assignees of any Issuing Bank, shall be liable or responsible for any of the matters described in clauses (a) through (f) of Section 2.03(5); provided that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against an Issuing Bank, and such Issuing Bank may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential, damages suffered by the Borrower which the Borrower proves were caused by such Issuing Bank’s willful misconduct, bad faith or gross negligence or such Issuing Bank’s willful or grossly negligent, or bad faith, failure to pay under any Letter of Credit after the presentation to it by the beneficiary of document(s) strictly complying with the terms and conditions of a Letter of Credit in each case as determined in a final and non-appealable judgment by a court of competent jurisdiction. In furtherance and not in limitation of the foregoing, each Issuing Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and no Issuing Bank shall be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

Each Revolving Lender shall, ratably in accordance with its Applicable Percentage, indemnify each Issuing Bank, its Related Persons and their respective directors, officers, agents and employees (to the extent not reimbursed by the Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from such indemnitees’ willful misconduct, bad faith or gross negligence or such Issuing Bank’s willful or grossly negligent, or bad faith, failure to pay under any Letter of Credit after the presentation to it by the beneficiary of documents(s) strictly complying with the terms and conditions of a Letter of Credit in each case as determined in a final and non-appealable judgment by a court of competent jurisdiction) that such indemnitees may suffer or incur in connection with this Section 2.03 or any action taken or omitted to be taken by such indemnitees hereunder.

(7) Cash Collateral. Subject to Section 2.17(1)(d), if,

    (a) as of any L/C Expiration Date, any applicable Letter of Credit may for any reason remain outstanding and partially or wholly undrawn,

    (b) any Event of Default occurs and is continuing and the Administrative Agent, upon the direction of the Required Revolving Lenders, requires the Borrower to Cash Collateralize the L/C Obligations pursuant to Section 8.02, or

    (c) an Event of Default set forth under Section 8.01(6) occurs and is continuing,

the Borrower will Cash Collateralize, or cause to be Cash Collateralized, the then Outstanding Amount of all relevant L/C Obligations, and shall do so not later than 2:00 p.m. on (i) in the case of the immediately preceding clauses (a) or (b), (x) the Business Day that the Borrower receives notice thereof, if such notice is received on such day prior to noon or (y) if clause (x) above does not apply, the Business Day immediately following the day that the Borrower receives such notice and (ii) in the case of the immediately preceding clause (c), the Business Day on which an Event of Default set forth under Section 8.01(6) occurs or, if such day is not a Business Day, the Business Day immediately succeeding such day. At any time that there shall exist a Defaulting Lender, immediately upon the request of the applicable Issuing Bank, the Borrower will Cash Collateralize all Fronting Exposure (after giving effect to Section 2.17(1)(d) and any Cash Collateral provided by the Defaulting Lender). Each Borrower hereby grants to the Administrative Agent, for the benefit of the Issuing Banks and the Revolving Lenders, a security interest in all such Cash Collateral. Cash Collateral shall be maintained in blocked accounts at the Administrative Agent and may be invested in readily available Cash Equivalents selected by the Administrative Agent in its sole discretion. If at any time the Administrative Agent determines that any funds held as Cash Collateral are expressly subject to any right or claim of any Person other than the Loan Parties or the Administrative Agent (in its capacity as the depository bank and on behalf of the Secured Parties) or that the total amount of such funds is less than 103% the aggregate Outstanding Amount of all relevant L/C Obligations, the Borrower will, forthwith upon demand by the Administrative Agent, pay, or cause to be paid, to the Administrative Agent, as additional funds to be deposited and held in the deposit accounts at the Administrative Agent as aforesaid, an amount equal to the excess of (a) 103% of such aggregate Outstanding Amount over (b) the total amount of funds, if any, then held as Cash Collateral that the Administrative Agent reasonably determines to be free and clear of any such right and claim. Upon the drawing of any Letter of Credit for which funds are on deposit as Cash Collateral, such funds shall be applied, to the extent permitted under applicable Law, to reimburse the relevant Issuing Bank. To the extent the amount of any Cash Collateral exceeds 103% of the then Outstanding Amount of such relevant L/C Obligations and so long as no Event of Default has occurred and is continuing, the excess shall promptly be refunded to the Borrower. To the extent any Event of Default giving rise to the requirement to Cash Collateralize any Letter of Credit pursuant to this Section 2.03(7) is cured or otherwise waived, then so long as no other Event of Default has occurred and is continuing, the amount of any Cash Collateral pledged to Cash Collateralize such Letter of Credit shall promptly be refunded to the Borrower.

(8) Letter of Credit Fees. The Borrower shall pay to the Administrative Agent, for the account of each Revolving Lender for the applicable Revolving Facility in accordance with its Applicable Percentage, a Letter of Credit fee for each Letter of Credit issued pursuant to this Agreement equal to the Applicable Rate set forth in the “Eurodollar Rate and Letter of Credit Fees” column of the chart in the definition of “Applicable Rate” times the daily maximum amount then available to be drawn under such Letter of Credit (whether or not such maximum amount is then in effect under such Letter of Credit if such maximum amount decreases or increases periodically pursuant to the terms of such Letter of Credit); provided, however, that any Letter of Credit fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the applicable Issuing Bank pursuant to this Section 2.03 shall be payable, to the maximum extent permitted by applicable Law, to the other Lenders in accordance with the upward adjustments in their respective Applicable Percentages allocable to such Letter of Credit pursuant to Section 2.17(1)(d), with the balance of such fee, if any, payable to the applicable Issuing Bank for their own accounts. Such Letter of Credit fees shall be computed on a quarterly basis in arrears on the basis of a 360-day year and actual days elapsed. Such fees shall be due and payable on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the L/C Expiration Date and thereafter on demand. If there is any change in the Applicable Rate set forth in the “Eurodollar Rate and Letter of Credit Fees” column of the chart in the definition of “Applicable Rate” during any quarter, the daily maximum amount of each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(9) Fronting Fee and Documentary and Processing Charges Payable to Issuing Banks. The Borrower shall pay directly to each Issuing Bank for its own account a fronting fee with respect to each Letter of Credit issued by such Issuing Bank equal to no less than 0.125% per annum (or such other higher amount as may be mutually agreed by the Borrower and the applicable Issuing Bank) of the maximum amount then available to be drawn under such Letter of Credit (whether or not such maximum amount is then in effect under such Letter of Credit if such maximum amount increases or decreases periodically pursuant to the terms of such Letter of Credit) or such lesser or greater fee as may be agreed with such Issuing Bank in its sole discretion. Such fronting fees shall be computed on a quarterly basis in arrears on the basis of a 360-day year and actual days elapsed. Such fronting fees shall be due and payable on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the L/C Expiration Date and thereafter on demand. In addition, the Borrower shall pay, or cause to be paid, directly to each Issuing Bank for its own account with respect to each Letter of Credit issued by such Issuing Bank the customary issuance, presentation, amendment and other processing and administrative fees, and other standard costs and charges, of such Issuing Bank relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable within ten (10) Business Days of demand and are nonrefundable.

(10) Conflict with L/C Application. Notwithstanding anything else to the contrary in this Agreement or any L/C Application, in the event of any conflict between the terms hereof and the terms of any L/C Application, the terms hereof shall control; provided, that, all rights granted to CONA under the Master Agreement for Standby Letters of Credit and the

Master Agreement for Documentary Letters of Credit shall be cumulative and shall be supplementary of and in addition to those granted or available to CONA under this Agreement and other Loan Documents or applicable Law and nothing herein or within the Master Agreement for Standby Letters of Credit and the Master Agreement for Documentary Letters of Credit shall be construed as limiting any such other right.

(11) Addition of an Issuing Bank. There may be one or more Issuing Banks under this Agreement from time to time. After the Closing Date, a Revolving Lender reasonably acceptable to the Borrower and the Administrative Agent may become an additional Issuing Bank hereunder pursuant to a written agreement among the Borrower, the Administrative Agent and such Revolving Lender. The Administrative Agent shall notify the Revolving Lenders of any such additional Issuing Bank.

(12) Provisions Related to Extended Revolving Commitments. If the L/C Expiration Date in respect of any Class of Revolving Commitments occurs prior to the expiry date of any Letter of Credit, then (a) if consented to by the Issuing Bank which issued such Letter of Credit and the Revolving Lenders under the applicable non-terminating Class, if one or more other Classes of Revolving Commitments in respect of which the L/C Expiration Date shall not have so occurred are then in effect, such Letters of Credit for which consent has been obtained shall automatically be deemed to have been issued (including for purposes of the obligations of the Revolving Lenders to purchase participations therein and to make Revolving Loans and payments in respect thereof pursuant to Sections 2.03(3) and (4)) under (and ratably participated in by Revolving Lenders pursuant to) the Revolving Commitments in respect of such non-terminating Classes up to an aggregate amount not to exceed the aggregate principal amount of the unutilized Revolving Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated) and (b) to the extent not reallocated pursuant to immediately preceding clause (a) and unless provisions reasonably satisfactory to the applicable Issuing Bank for the treatment of such Letter of Credit as a letter of credit under a successor credit facility have been agreed upon, the Borrower shall, on or prior to the applicable Maturity Date, cause all such Letters of Credit to be replaced and returned to the applicable Issuing Bank undrawn and marked “cancelled” or to the extent that the Borrower is unable to so replace and return any Letter(s) of Credit or, such Letter(s) of Credit shall be backstopped by a letter of credit reasonably satisfactory to the applicable Issuing Bank or the Borrower shall Cash Collateralize any such Letter of Credit in accordance with Section 2.03(7).

(13) Letter of Credit Reports. For so long as any Letter of Credit issued by an Issuing Bank that is not the Administrative Agent is outstanding, such Issuing Bank shall deliver to the Administrative Agent on the last Business Day of each calendar month, and on each date that an L/C Credit Extension occurs with respect to any such Letter of Credit, a report substantially in the form provided by the Administrative Agent, appropriately completed with the information for every outstanding Letter of Credit issued by such Issuing Bank

(14) Letters of Credit Issued for Holdings and Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, Holdings or a Subsidiary of the Borrower, the Borrower shall be obligated to reimburse, or cause to be reimbursed, the applicable Issuing Bank hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledge that the issuance of Letters of Credit for the account of Holdings or any Subsidiary inures to the benefit of the Borrower, and that the Borrower’s businesses derives substantial benefits from the businesses of Holdings and each Subsidiary.

(15) Applicability of ISP. Subject to the terms of the Master Agreement for Standby Letters of Credit and unless otherwise expressly agreed by the relevant Issuing Bank and the Borrower when a Letter of Credit is issued, the rules of the ISP shall apply to each standby Letter of Credit.

SECTION 2.04. Swing Line Loans.

(1) The Swing Line. Subject to the terms and conditions set forth herein, the Swing Line Lender agrees to make revolving credit loans in Dollars to the Borrower (each such loan, a “Swing Line Loan”), from time to time on any Business Day during the period beginning on the Business Day after the Closing Date and until the Maturity Date of the Revolving Facility in an aggregate amount not to exceed at any time outstanding the amount of the Swing Line Sublimit, provided, that such Swing Line Loans, when aggregated with the Applicable Percentage of the Outstanding Amount of Revolving Loans and L/C Obligations of the Lender acting as Swing Line Lender, may exceed the amount of such Swing Line Lender’s Revolving Commitment; provided that, after giving effect to any Swing Line Loan, the aggregate Revolving Exposure shall not exceed the aggregate Revolving Commitments. Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04. Each Swing Line Loan will be obtained or maintained as a Base Rate Loan. Immediately upon the making of a Swing Line Loan, each Revolving Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Lender’s Applicable Percentage times the amount of such Swing Line Loan.

(2) Borrowing Procedures. Each Swing Line Borrowing shall be made upon the Borrower’s irrevocable notice to the Swing Line Lender, which may be given by a Swing Line Loan Notice. Each such notice must be received by the Swing Line Lender not later than 10:00 a.m., New York time, on the requested Borrowing date and shall specify (a) the amount to be borrowed, which shall be a minimum of $100,000 and (b) the requested Borrowing date, which shall be a Business Day. Unless the Swing Line Lender has received notice (in writing) from the Administrative Agent (including at the request of any Revolving Lender) or the Required Lenders prior to 10:00 a.m., New York time, on the date of the proposed Swing Line Borrowing (i) directing the Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the proviso to the first sentence of Section 2.04(1) or (ii) that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, then, subject to the terms and conditions hereof, the Swing Line Lender will, not later than 3:30 p.m., New York time, on the Borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the Borrower. Notwithstanding anything to the contrary contained in this Section 2.04 or elsewhere in this Agreement, the Swing Line Lender shall not be obligated to make any Swing Line Loan at a time when a Revolving Lender is a Defaulting Lender unless the Swing Line Lender has entered into arrangements reasonably satisfactory to it and the Borrower to eliminate the Swing Line Lender’s Fronting Exposure (after giving effect to Section 2.17(1)(d)) with respect to the Defaulting Lender’s or Defaulting Lenders’ participation in such Swing Line Loans, including by Cash Collateralizing, or obtaining a backstop letter of credit from an issuer reasonably satisfactory to the Swing Line Lender to support, such Defaulting Lender’s or Defaulting Lenders’ Applicable Percentage of the outstanding Swing Line Loans.

(3) Repayment or Refinancing of Swing Line Loans.

(i) The Swing Line Lender at any time in its sole and absolute discretion may request, by written notice to the Borrower, the Administrative Agent and the Revolving Lenders, on behalf of the Borrower (which hereby irrevocably authorize the Swing Line Lender to so request on its behalf), that each Revolving Lender make a Base Rate Loan in an amount equal to such Lender’s Applicable Percentage of the amount of Swing Line Loans of the Borrower then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Committed Loan Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans, but not in excess of the unutilized portion of the aggregate Revolving Commitments and subject to the conditions set forth in Section 4.02. The Swing Line Lender shall furnish the Borrower with a copy of the applicable Committed Loan Notice promptly after delivering such notice to the Administrative Agent. Each Revolving Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Committed Loan Notice available to the Administrative Agent in Same Day Funds for the account of the Swing Line Lender at the Administrative Agent’s Office not later than 1:00 p.m., New York time, on the date specified in such Committed Loan Notice, whereupon, subject to Section 2.04(3)(b), each Revolving Lender that so makes funds available shall be deemed to have made a Revolving Loan that is a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the Swing Line Lender.

(ii) If for any reason any Swing Line Loan cannot be refinanced by such a Revolving Borrowing in accordance with Section 2.04(3)(a) (including as a result of a proceeding under any Debtor Relief Law), the request for Base Rate Loans submitted by the relevant Swing Line Lender as set forth herein shall be deemed to be a request by such Swing Line Lender that each of the Revolving Lenders fund its risk participation in the relevant Swing Line Loan and each Revolving Lender’s payment to the Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.04(3)(a) shall be deemed payment in respect of such participation.

(iii) If any Revolving Lender fails to make available to the Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(3) by the time specified in Section 2.04(3)(a), the Swing Line Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the Overnight Rate from time to time in effect. If such Revolving Lender pays such amount, the amount so paid shall constitute such Lender’s Revolving Loan included in the relevant Borrowing or funded participation in the relevant Swing Line Loan, as the case may be. A certificate of the Swing Line Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (c) shall be conclusive absent manifest error.

(iv) Each Revolving Lender’s obligation to make Revolving Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.04(3) shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default, or (iii) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided that each Revolving Lender’s obligation to make Revolving Loans pursuant to this Section 2.04(3) (but not to purchase and fund risk participations in Swing Line Loans) is subject to the conditions set forth in Section 4.02. No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay the applicable Swing Line Loans, together with interest as provided herein.

(v) Swing Line Reports. For so long as there is any Swing Line Lender other than the Administrative Agent, such Swing Line Lender shall deliver to the Administrative Agent on the last Business Day of each calendar month, and on each date that the funding or repayment of a Swing Line Loan by such Swing Line Lender occurs with respect to any such Swing Line Loan, a report in the form provided by the Administrative Agent, appropriately completed with the information for every Swing Line Loan made by such Swing Line Lender

(vi) At any time that there shall exist a Defaulting Lender, immediately upon the request of the relevant Swing Line Lender, the Borrower will prepay Swing Line Loans in amount equal to the relevant Swing Line Lender’s Fronting Exposure (after giving effect to Section 2.17(1)(d)).

(4) Repayment of Participations.

(i) At any time after any Revolving Lender has purchased and funded a risk participation in a Swing Line Loan, if the relevant Swing Line Lender receives any payment on account of such Swing Line Loan, such Swing Line Lender will distribute to such Lender its Applicable Percentage of such payment (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s risk participation was funded) in the same funds as those received by such Swing Line Lender.

(ii) If any payment received by the relevant Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by such Swing Line Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Revolving Lender shall pay to such Swing Line Lender its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Overnight Rate. The Administrative Agent will make such demand upon the request of a Swing Line Lender. The obligations of the Revolving Lenders under this clause (4)(b) shall survive the payment in full of the Obligations and the termination of this Agreement.

(5) Interest for Account of Swing Line Lender. The Swing Line Lender shall be responsible for invoicing the Borrower for interest on the Swing Line Loans. Until each Revolving Lender funds its Base Rate Loan or risk participation pursuant to this Section 2.04 to refinance such Lender’s Applicable Percentage of any Swing Line Loan, interest in respect of such Applicable Percentage shall be solely for the account of the Swing Line Lender.

(6) Payments Directly to Swing Line Lender. The Borrower shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender with notice to the Administrative Agent; provided that no such notice shall be required in the event that the Swing Line Lender is also the Administrative Agent.

(7) Provisions Related to Extended Revolving Commitments. If the Maturity Date shall have occurred in respect of any Class of Revolving Commitments (the “Expiring Credit Commitment”) at a time when another Class or Classes of Revolving Commitments is or are in effect with a later Maturity Date (each a “Non-Expiring Credit Commitment” and collectively, the “Non-Expiring Credit Commitments”), then with respect to each outstanding Swing Line Loan, if consented to by the applicable Swing Line Lender and the applicable Revolving Lenders holding such Non-Expiring Credit Commitments, on the earliest occurring Maturity Date such Swing Line Loan shall be deemed reallocated to the Class or Classes of the Non-Expiring Credit Commitments on a pro rata basis; provided that (a) to the extent that the amount of such reallocation would cause the aggregate credit exposure to exceed the aggregate amount of such Non-Expiring Credit Commitments, immediately prior to such reallocation (after giving effect to any repayments of Revolving Loans and any reallocation of Letter of Credit participations as contemplated in Section 2.03(12)) the amount of Swing Line Loans to be reallocated equal to such excess shall be repaid and (b) notwithstanding the foregoing, if a Default has occurred and is continuing, the Borrower shall still be obligated to pay Swing Line Loans allocated to the Revolving Lenders holding the Expiring Credit Commitments at the Maturity Date of the Expiring Credit Commitment or if the Loans have been accelerated prior to the Maturity Date of the Expiring Credit Commitment.

(8) Addition of a Swing Line Lender. A Revolving Lender reasonably acceptable to the Borrower and the Administrative Agent may become an additional Swing Line Lender hereunder pursuant to a written agreement among the Borrower, the Administrative Agent and such Revolving Lender (which agreement shall include the Swing Line Sublimit for such additional Swing Line Lender). The Administrative Agent shall notify the Revolving Lenders of any such additional Swing Line Lender.

SECTION 2.05. Prepayments.

(1) Optional.

(a) The Borrower may, upon written notice to the Administrative Agent by the Borrower, at any time or from time to time voluntarily prepay any Class or Classes of Term Loans and any Class or Classes of Revolving Loans in whole or in part without premium (except as set forth in Section 2.18) or penalty; provided that

(i) such notice must be received by the Administrative Agent not later than (A) 1:00 p.m., New York time, three (3) Business Days prior to any date of prepayment of Eurodollar Rate Loans and (B) 12:00 p.m., New York time, one (1) Business Day prior to the date of prepayment of Base Rate Loans;

(ii) any prepayment of Eurodollar Rate Loans shall be in a principal amount of $250,000 or a whole multiple amount of $100,000 in excess thereof or, if less, the entire principal amount thereof then outstanding; and

(iii) any prepayment of Base Rate Loans shall be in a principal amount of $250,000 or a whole multiple of $100,000 in excess thereof or, if less, the entire principal amount thereof then outstanding.

Each such notice shall specify the date and amount of such prepayment and the Class(es) and Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each Appropriate Lender of its receipt of each such notice, and of the amount of such Lender’s Pro Rata Share of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.05 and Section 2.18. In the case of each prepayment of the Loans pursuant to this Section 2.05(1), the Borrower may in its sole discretion select the Borrowing or Borrowings (and the order of maturity of principal payments) to be repaid, and such payment shall be paid to the Appropriate Lenders in accordance with their respective Pro Rata Shares.

(b) The Borrower may, upon notice to the Swing Line Lender by the Borrower (with a copy to the Administrative Agent) at any time or from time to time, voluntarily prepay Swing Line Loans in whole or in part without premium or penalty; provided that (1) such notice must be received by the Swing Line Lender and the Administrative Agent not later than 12:00 p.m., New York time, on the date of the prepayment and (2) any such prepayment shall be in a minimum principal amount of $100,000 or a whole multiple amount of $10,000 in excess thereof or, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind (or delay the date of prepayment identified in) any notice of prepayment under Section 2.05(1)(a) or Section 2.05(1)(b) by written notice to the Administrative Agent (with a copy to the Swing Line Lender in the case of a prepayment of Swing Line Loans) not later than noon, New York time, on such prepayment date if such prepayment would have resulted from a refinancing of all or a portion of the applicable Facility or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed.

(d) Voluntary prepayments of any Class of Term Loans permitted hereunder shall be applied to the remaining scheduled installments of principal thereof in a manner determined at the discretion of the Borrower and specified in the notice of prepayment (and absent such direction, in direct order of maturity), provided, that, such prepayments shall be offered to the Term B-1 Loans and the Term B-2 Loans on a pro rata basis as of such Obligations were a single Class of Term Loans.

(e) Notwithstanding anything in any Loan Document to the contrary, so long as (x) no Event of Default has occurred and is continuing and (y) no proceeds of Revolving Loans are used for this purpose, any Borrower Party may (ii) purchase outstanding Term Loans on a non-pro rata basis through open market purchases or (iii) prepay the outstanding Term Loans (which Term Loans shall, for the avoidance of doubt, in each case be automatically and permanently canceled immediately upon such purchase or prepayment), which in the case of this clause (ii) only shall be prepaid without premium or penalty (other than as set forth in Section 2.18 or Section 3.05) on the following basis:

(A) Any Borrower Party shall have the right to make a voluntary prepayment of Loans at a discount to par pursuant to a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offers or Borrower Solicitation of Discounted Prepayment Offers (any such prepayment, the “Discounted Term Loan Prepayment”), in each case made in accordance with this Section 2.05(1)(e) and without premium or penalty (other than as set forth in Section 2.18 or Section 3.05).

(B) Any Borrower Party may from time to time offer to make a Discounted Term Loan Prepayment by providing the Auction Agent with five (5) Business Days’ notice (or such shorter period as agreed by the Auction Agent) in the form of a Specified Discount Prepayment Notice; provided that (I) any such offer shall be made available, at the sole discretion of such Borrower Party, to (x) each Term Lender or (y) each Term Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such offer shall specify the aggregate principal amount offered to be prepaid (the “Specified Discount Prepayment Amount”) with respect to each applicable Class, the Class or Classes of Term Loans subject to such offer and the specific percentage discount to par (the “Specified Discount”) of such Term Loans to be prepaid (it being understood that different Specified Discounts or Specified Discount Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(1)(e)(B)), (III) the Specified Discount Prepayment Amount shall be in an aggregate amount not less than $1.0 million and whole increments of $500,000 in excess thereof and (IV) each such offer shall remain outstanding through the Specified Discount Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Specified Discount Prepayment Notice and a form of the Specified Discount Prepayment Response to be completed and returned by each such Term Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to such Lenders (the “Specified Discount Prepayment Response Date”).

(1) Each Term Lender receiving such offer shall notify the Auction Agent (or its delegate) by the Specified Discount Prepayment Response Date whether or not it agrees to accept a prepayment of any of its applicable then outstanding Term Loans at the Specified Discount and, if so (such accepting Lender, a “Discount Prepayment Accepting Lender”), the amount and the Classes of such Lender’s Term Loans to be prepaid at such offered discount. Each acceptance of a Discounted Term Loan Prepayment by a Discount Prepayment Accepting Lender shall be irrevocable. Any Term Lender whose Specified Discount Prepayment Response is not received by the Auction Agent by the Specified Discount Prepayment Response Date shall be deemed to have declined to accept the applicable Borrower Offer of Specified Discount Prepayment.

(2) If there is at least one Discount Prepayment Accepting Lender, the relevant Borrower Party will make a prepayment of outstanding Term Loans pursuant to this paragraph (B) to each Discount Prepayment Accepting Lender in accordance with the respective outstanding amount and Classes of Term Loans specified in such Lender’s Specified Discount Prepayment Response given pursuant to subsection (2) above; provided that if the aggregate principal amount of Term Loans accepted for prepayment by all Discount Prepayment Accepting Lenders exceeds the Specified Discount Prepayment Amount, such prepayment shall be made pro rata among the Discount Prepayment Accepting Lenders in accordance with the respective principal amounts accepted to be prepaid by each such Discount Prepayment Accepting Lender and the Auction Agent (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its reasonable discretion) will calculate such proration (the “Specified Discount Proration”). The Auction Agent shall promptly, and in any case within three (3) Business Days following the Specified Discount Prepayment Response Date, notify (I) the relevant Borrower Party of the respective Term Lenders’ responses to such offer, the Discounted Prepayment Effective Date and the aggregate principal amount of the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Term Lender of the Discounted Prepayment Effective Date, and the aggregate principal amount and the Classes of Term Loans to be prepaid at the Specified Discount on such date, (III) each Discount Prepayment Accepting Lender of the Specified Discount Proration, if any, and confirmation of the principal amount, Class and Type of Term Loans of such Lender to be prepaid at the Specified Discount on such date and (IV) the Administrative Agent to the extent not acting as the Auction Agent. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the applicable Borrower Party and such Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the applicable Borrower Party shall be due and payable by such Borrower Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(C) (1) Any Borrower Party may from time to time solicit Discount Range Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice (or such shorter period as agreed by the Auction Agent) in the form of a Discount Range Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of such Borrower Party, to (x) each Term Lender or (y) each Term Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such notice shall specify the maximum aggregate principal amount of the relevant Term Loans (the “Discount Range Prepayment Amount”), the Class or Classes of Term Loans subject to such offer and the maximum and minimum percentage discounts to par (the “Discount Range”) of the principal amount of such Term Loans with respect to each relevant Class of Term Loans willing to be prepaid by such Borrower Party (it being understood that different Discount Ranges or Discount Range Prepayment Amounts may be offered with respect to different Classes of Term

Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(1)(e)(C)), (III) the Discount Range Prepayment Amount shall be in an aggregate amount not less than $1.0 million and whole increments of $500,000 in excess thereof and (IV) unless rescinded, each such solicitation by the applicable Borrower Party shall remain outstanding through the Discount Range Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Discount Range Prepayment Notice and a form of the Discount Range Prepayment Offer to be submitted by a responding Term Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to such Lenders (the “Discount Range Prepayment Response Date”). Each Term Lender’s Discount Range Prepayment Offer shall be irrevocable and shall specify a discount to par within the Discount Range (the “Submitted Discount”) at which such Lender is willing to allow prepayment of any or all of its then outstanding Term Loans of the applicable Class or Classes and the maximum aggregate principal amount and Classes of such Lender’s Term Loans (the “Submitted Amount”) such Term Lender is willing to have prepaid at the Submitted Discount. Any Term Lender whose Discount Range Prepayment Offer is not received by the Auction Agent by the Discount Range Prepayment Response Date shall be deemed to have declined to accept a Discounted Term Loan Prepayment of any of its Term Loans at any discount to their par value within the Discount Range.

(1) The Auction Agent shall review all Discount Range Prepayment Offers received on or before the applicable Discount Range Prepayment Response Date and shall determine (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the Applicable Discount and Term Loans to be prepaid at such Applicable Discount in accordance with this subsection (C). The relevant Borrower Party agrees to accept on the Discount Range Prepayment Response Date all Discount Range Prepayment Offers received by the Auction Agent by the Discount Range Prepayment Response Date, in the order from the Submitted Discount that is the largest discount to par to the Submitted Discount that is the smallest discount to par, up to and including the Submitted Discount that is the smallest discount to par within the Discount Range (such Submitted Discount that is the smallest discount to par within the Discount Range being referred to as the “Applicable Discount”) which yields a Discounted Term Loan Prepayment in an aggregate principal amount equal to the lower of (I) the Discount Range Prepayment Amount and (II) the sum of all

Submitted Amounts. Each Term Lender that has submitted a Discount Range Prepayment Offer to accept prepayment at a discount to par that is larger than or equal to the Applicable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Submitted Amount (subject to any required proration pursuant to the following subsection (3)) at the Applicable Discount (each such Term Lender, a “Participating Lender”).

(2) If there is at least one Participating Lender, the relevant Borrower Party will prepay the respective outstanding Term Loans of each Participating Lender in the aggregate principal amount and of the Classes specified in such Lender’s Discount Range Prepayment Offer at the Applicable Discount; provided that if the Submitted Amount by all Participating Lenders offered at a discount to par greater than the Applicable Discount exceeds the Discount Range Prepayment Amount, prepayment of the principal amount of the relevant Term Loans for those Participating Lenders whose Submitted Discount is a discount to par greater than or equal to the Applicable Discount (the “Identified Participating Lenders”) shall be made pro rata among the Identified Participating Lenders in accordance with the Submitted Amount of each such Identified Participating Lender and the Auction Agent (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Discount Range Proration”). The Auction Agent shall promptly, and in any case within five (5) Business Days following the Discount Range Prepayment Response Date, notify (I) the relevant Borrower Party of the respective Term Lenders’ responses to such solicitation, the Discounted Prepayment Effective Date, the Applicable Discount, the aggregate principal amount of the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Term Lender of the Discounted Prepayment Effective Date, the Applicable Discount and the aggregate principal amount and Classes of Term Loans to be prepaid at the Applicable Discount on such date, (III) each Participating Lender of the aggregate principal amount and Classes of such Term Lender to be prepaid at the Applicable Discount on such date, (IV) if applicable, each Identified Participating Lender of the Discount Range Proration and (V) the Administrative Agent to the extent not acting as the Auction Agent. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the relevant Borrower Party and Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the applicable Borrower Party shall be due and payable by such Borrower Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(D) (1) Any Borrower Party may from time to time solicit Solicited Discounted Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice in the form of a Solicited Discounted Prepayment Notice (or such later notice specified therein); provided that (I) any such solicitation shall be extended, at the sole discretion of such Borrower Party, to (x) each Term Lender or (y) each Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such notice shall specify the maximum aggregate amount of the Term Loans (the “Solicited Discounted Prepayment Amount”) and the Class or Classes of Term Loans the applicable Borrower Party is willing to prepay at a discount (it being understood that different Solicited Discounted Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(1)(e)(D)), (III) the Solicited Discounted Prepayment Amount shall be in an aggregate amount not less than $1.0 million and whole increments of $500,000 in excess thereof and (IV) unless rescinded, each such solicitation by the applicable Borrower Party shall remain outstanding through the Solicited Discounted Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Solicited Discounted Prepayment Notice and a form of the Solicited Discounted Prepayment Offer to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to such Term Lenders (the “Solicited Discounted Prepayment Response Date”). Each Term Lender’s Solicited Discounted Prepayment Offer shall (x) be irrevocable, (y) remain outstanding until the Acceptance Date and (z) specify both a discount to par (the “Offered Discount”) at which such Term Lender is willing to allow prepayment of its then outstanding Term Loan and the maximum aggregate principal amount and Classes of such Term Loans (the “Offered Amount”) such Term Lender is willing to have prepaid at the Offered Discount. Any Term Lender whose Solicited Discounted Prepayment Offer is not received by the Auction Agent by the Solicited Discounted Prepayment Response Date shall be deemed to have declined prepayment of any of its Term Loans at any discount.

(1) The Auction Agent shall promptly provide the relevant Borrower Party with a copy of all Solicited Discounted Prepayment Offers received on or before the Solicited Discounted Prepayment Response Date. Such Borrower Party shall review all such Solicited Discounted Prepayment Offers and select the smallest of the Offered Discounts specified by the relevant responding Term Lenders in the Solicited Discounted Prepayment Offers that is acceptable to the applicable Borrower Party (the “Acceptable Discount”), if any. If the applicable Borrower Party elects to accept any Offered Discount as the Acceptable Discount, then as soon as practicable after the determination of the Acceptable Discount, but in no event later than by the third Business Day after the date of receipt by such Borrower Party from the Auction Agent of a copy of all Solicited Discounted Prepayment Offers pursuant to the first sentence of this subsection (2) (the “Acceptance Date”), the applicable Borrower Party shall submit an Acceptance and Prepayment Notice to the Auction Agent setting forth the Acceptable Discount. If the Auction Agent shall fail to receive an Acceptance and Prepayment Notice from the applicable Borrower Party by the Acceptance Date, such Borrower Party shall be deemed to have rejected all Solicited Discounted Prepayment Offers.

(2) Based upon the Acceptable Discount and the Solicited Discounted Prepayment Offers received by the Auction Agent by the Solicited Discounted Prepayment Response Date, within three (3) Business Days after receipt of an Acceptance and Prepayment Notice (the “Discounted Prepayment Determination Date”), the Auction Agent will determine (with the consent of such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the aggregate principal amount and the Classes of Term Loans (the “Acceptable Prepayment Amount”) to be prepaid by the relevant Borrower Party at the Acceptable Discount in accordance with this Section 2.05(1)(e)(D). If the applicable Borrower Party elects to accept any Acceptable Discount, then such Borrower Party agrees to accept all Solicited Discounted Prepayment Offers received by the Auction Agent by the Solicited Discounted Prepayment Response Date, in the order from largest Offered Discount to smallest Offered Discount, up to and including the Acceptable Discount. Each Term Lender that has submitted a Solicited Discounted Prepayment Offer with an Offered Discount that is greater than or equal to the Acceptable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Offered Amount (subject to any required pro-rata reduction pursuant to the following sentence) at the Acceptable Discount (each such Lender, a “Qualifying Lender”). The applicable Borrower Party will prepay outstanding Term Loans pursuant to this subsection (D) to each Qualifying Lender in the aggregate principal amount and of the Classes specified in such Lender’s Solicited Discounted Prepayment Offer at the Acceptable

Discount; provided that if the aggregate Offered Amount by all Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount exceeds the Solicited Discounted Prepayment Amount, prepayment of the principal amount of the Term Loans for those Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount (the “Identified Qualifying Lenders”) shall be made pro rata among the Identified Qualifying Lenders in accordance with the Offered Amount of each such Identified Qualifying Lender and the Auction Agent (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Solicited Discount Proration”). On or prior to the Discounted Prepayment Determination Date, the Auction Agent shall promptly notify (I) the relevant Borrower Party of the Discounted Prepayment Effective Date and Acceptable Prepayment Amount comprising the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Term Lender of the Discounted Prepayment Effective Date, the Acceptable Discount, and the Acceptable Prepayment Amount of all Term Loans and the Classes to be prepaid to be prepaid at the Applicable Discount on such date, (III) each Qualifying Lender of the aggregate principal amount and the Classes of such Term Lender to be prepaid at the Acceptable Discount on such date, (IV) if applicable, each Identified Qualifying Lender of the Solicited Discount Proration and (V) the Administrative Agent to the extent not acting as the Auction Agent. Each determination by the Auction Agent of the amounts stated in the foregoing notices to such Borrower Party and Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to such Borrower Party shall be due and payable by such Borrower Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(E) In connection with any Discounted Term Loan Prepayment, the Borrower Parties and the Term Lenders acknowledge and agree that the Auction Agent may require, as a condition to the applicable Discounted Term Loan Prepayment, the payment of customary fees and expenses from a Borrower Party to such Auction Agent for its own account in connection therewith. In addition, and for the avoidance of doubt, the Borrower shall not be required to represent or warrant that it is not in possession of material non-public information with respect to Holdings, the Borrower and/or their Subsidiaries.

(F) If any Term Loan is prepaid in accordance with subsections (B) through (D) above, a Borrower Party shall prepay such Term Loans on the Discounted Prepayment Effective Date. The relevant Borrower Party shall make such prepayment to the Administrative Agent, for the account of the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, at the Administrative Agent’s Office in immediately available funds not later than 12:00 p.m., New York time, on the Discounted Prepayment Effective Date and all such prepayments shall be applied to the relevant Class(es) of Term Loans and Lenders as specified by the applicable Borrower Party in the applicable offer. The Term Loans so prepaid shall be accompanied by all accrued and unpaid interest on the par principal amount so prepaid up to, but not including, the Discounted Prepayment Effective Date. Each prepayment of the outstanding Term Loans pursuant to this Section 2.05(1)(e) shall be paid to the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, and shall be applied to the relevant Term Loans of such Lenders in accordance with their respective applicable share as calculated by the Auction Agent in accordance with this Section 2.05(1)(e) and, if the Administrative Agent is not the Auction Agent, the Administrative Agent shall be fully protected in relying on such calculations of the Auction Agent. The aggregate principal amount of the Classes and installments of the relevant Term Loans outstanding shall be deemed reduced by the full par value of the aggregate principal amount of the Classes of Term Loans prepaid on the Discounted Prepayment Effective Date in any Discounted Term Loan Prepayment.

(G) To the extent not expressly provided for herein, each Discounted Term Loan Prepayment shall be consummated pursuant to procedures consistent with the provisions in this Section 2.05(1)(e), established by the Auction Agent acting in its reasonable discretion and as reasonably agreed by the applicable Borrower Party.

(H) Notwithstanding anything in any Loan Document to the contrary, for purposes of this Section 2.05(1)(e), each notice or other communication required to be delivered or otherwise provided to the Auction Agent (or its delegate) shall be deemed to have been given upon Auction Agent’s (or its delegate’s) actual receipt during normal business hours of such notice or communication; provided that any notice or communication actually received outside of normal business hours shall be deemed to have been given as of the opening of business on the next succeeding Business Day.

(I) Each of the Borrower Parties and the Term Lenders acknowledge and agree that the Auction Agent may perform any and all of its duties under this Section 2.05(1)(e) by itself or through any Affiliate of the Auction Agent and expressly consents to any such delegation of duties by the Auction Agent to such Affiliate and the performance of such delegated duties by such Affiliate. The exculpatory provisions pursuant to this Agreement shall apply to each Affiliate of the Auction Agent and its respective activities in connection with any Discounted Term Loan Prepayment provided for in this Section 2.05(1)(e) as well as activities of the Auction Agent.

(J) Each Borrower Party shall have the right, by written notice to the Auction Agent, to revoke in full (but not in part) its offer to make a Discounted Term Loan Prepayment and rescind the applicable Specified Discount Prepayment Notice, Discount Range Prepayment Notice or Solicited Discounted Prepayment Notice therefor at its discretion at any time on or prior to the applicable Specified Discount Prepayment Response Date, Discount Range Prepayment Response Date or Solicited Discounted Prepayment Response Date (and if such offer is revoked pursuant to the preceding clauses, any failure by such Borrower Party to make any prepayment to a Lender, as applicable, pursuant to this Section 2.05(1)(e) shall not constitute a Default or Event of Default under Section 8.01 or otherwise).

provided, that, notwithstanding anything in this clause (e) to the contrary, any such open market purchases or prepayments of any Term B-1 Loans or Term B-2 Loans shall be offered to the Term B-1 Loans and the Term B-2 Loans on a pro rata basis as if such Obligations were a single Class of Term Loans.

(2) Mandatory.

(a) Within five (5) Business Days after financial statements have been (or are required to have been) delivered pursuant to Section 6.01(1) and the related Compliance Certificate has been delivered pursuant to Section 6.02(1), commencing with the delivery of financial statements for the fiscal year ended December 31, 2021, the Borrower shall, subject to clauses (g) and (h) of this Section 2.05(2), prepay, or cause to be prepaid, an aggregate principal amount of Term Loans (the “ECF Payment Amount”) equal to 50% (such percentage as it may be reduced as described below, the “ECF Percentage”) of Excess Cash Flow, if any, for the fiscal year covered by such financial statements minus:

(i) all voluntary prepayments, repurchases or redemptions (including loan buybacks (including pursuant to Section 2.05(1)(e)) permitted under the applicable Indebtedness in an amount equal to the amount actually paid in respect of the principal amount of such purchased Indebtedness and only to the extent that such Indebtedness has been cancelled) and prepayments in connection with lender replacement provisions (including pursuant to Section 3.07) of:

(A) Term Loans that are secured, in whole or in part, by the Collateral on a pari passu basis with the Closing Date Term Loans,

(B) Permitted Incremental Equivalent Debt to the extent secured by the Collateral on a pari passu basis with the First Lien Obligations under this Agreement (but without regard to the control of remedies),

(C) Revolving Loans (in each case of this clause (C), to the extent accompanied by a permanent reduction in the corresponding Revolving Commitments or other revolving commitments),

in the case of each of the immediately preceding clause (A) made during such fiscal year (without duplication of any payments or prepayments, repurchases or redemptions in such fiscal year that reduced the amount of Excess Cash Flow required to be repaid pursuant to this Section 2.05(2)(a) for any prior fiscal year) or, at the option of the Borrower, after the fiscal year-end but prior to the date a prepayment pursuant to this Section 2.05(2)(a) is required to be made in respect of such fiscal year and in each case to the extent such prepayments are not funded with the proceeds of long-term Indebtedness (other than any Indebtedness under a Revolving Facility or any other revolving credit facilities); provided that (w) a prepayment of Term Loans pursuant to this 2.05(2)(a) in respect of any fiscal year shall only be required in the amount (if any) by which the ECF Payment Amount for such fiscal year exceeds $2.50 million, (x) the ECF Percentage shall be 25% if the First Lien Net Leverage Ratio as of the end of the fiscal year covered by such financial statements was less than or equal to 5.00 to 1.00 and greater than 4.50 to 1.00 (with the ECF Percentage being calculated after giving effect to such prepayment at a rate of 50%) and (y) the ECF Percentage shall be 0% if the First Lien Net Leverage Ratio as of the end of the fiscal year covered by such financial statements was less than or equal to 4.50 to 1.00 (with the ECF Percentage being calculated after giving effect to such prepayment at a rate of 25%); provided further that:

(1) if at the time that any such prepayment would be required, the Borrower (or any Guarantor) is required to Discharge Other Applicable Indebtedness with Other Applicable ECF pursuant to the terms of the documentation governing such Indebtedness, then the Borrower (or any Guarantor) may apply such portion of Excess Cash Flow otherwise required to repay the

Term Loans pursuant to this Section 2.05(2)(a) on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and Other Applicable Indebtedness requiring such Discharge at such time) to the prepayment of the Term Loans and to the repurchase or prepayment of Other Applicable Indebtedness, and the amount of prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.05(2)(a) shall be reduced accordingly (provided that the portion of such Excess Cash Flow allocated to the Other Applicable Indebtedness shall not exceed the amount of such Other Applicable ECF required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof and the remaining amount, if any, of such portion of Excess Cash Flow shall be allocated to the Term Loans to the extent required in accordance with the terms of this Section 2.05(2)(a)); and

(2) to the extent the lenders or holders of Other Applicable Indebtedness decline to have such Indebtedness repurchased or prepaid with such portion of Excess Cash Flow, the declined amount shall promptly (and in any event within ten (10) Business Days after the date of such rejection) be applied to prepay the Term Loans to the extent required in accordance with the terms of this Section 2.05(2)(a).

(b) (i) If (x) the Borrower or any Subsidiary makes an Asset Sale or (y) any Casualty Event occurs, which results in the realization or receipt by the Borrower or such Subsidiary of Net Proceeds, the Borrower shall prepay, or cause to be prepaid, on or prior to the date which is five (5) Business Days after the date of the realization or receipt by the Borrower or such Subsidiary of such Net Proceeds, subject to clause (ii) of this Section 2.05(2)(b) and clauses (2)(g) and (h) of this Section 2.05, an aggregate principal amount of Term Loans equal to 100% of all Net Proceeds realized or received; provided that no prepayment shall be required pursuant to this Section 2.05(2)(b)(i) with respect to such portion of such Net Proceeds that the Borrower shall have, on or prior to such date, given written notice to the Administrative Agent of its intent to reinvest (or entered into a binding commitment or a binding letter of intent to reinvest) in accordance with Section 2.05(2)(b)(ii) and the Borrower does so reinvest such Net Proceeds; provided further that

(A) if at the time that any such prepayment would be required, the Borrower (or any Guarantor) is required to Discharge any Other Applicable Indebtedness with Other Applicable Net Proceeds pursuant to the terms of the documentation governing such Indebtedness, then the Borrower (or any Guarantor) may apply such Net Proceeds otherwise required to repay the Term Loans pursuant to this Section 2.05(2)(b)(i) on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and Other Applicable Indebtedness requiring such Discharge at such time), to the prepayment of the Term Loans and to the repurchase or prepayment of Other Applicable Indebtedness, and the amount of prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.05(2)(b)(i) shall be reduced accordingly (provided that the portion of such Net Proceeds allocated to the Other Applicable Indebtedness shall not exceed the amount of such Other Applicable Net Proceeds required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof and the remaining amount, if any, of such portion of Net Proceeds shall be allocated to the Term Loans to the extent required in accordance with the terms of this Section 2.05(2)(b)(i));

(B) to the extent the holders of Other Applicable Indebtedness decline to have such Indebtedness repurchased or prepaid with such portion of such Net Proceeds, the declined amount shall promptly (and in any event within ten (10) Business Days after the date of such rejection) be applied to prepay the Term Loans to the extent required in accordance with the terms of this Section 2.05(2)(b)(i).

(ii) With respect to any Net Proceeds realized or received with respect to any Asset Sale or any Casualty Event, the Borrower or any Subsidiary, at its option, may reinvest all or any portion of such Net Proceeds in assets useful for their business within (x) twelve (12) months following receipt of such Net Proceeds or (y) if the Borrower or any Subsidiary enters into a legally binding commitment or a legally binding letter of intent to so reinvest such Net Proceeds within twelve (12) months following receipt thereof, within the later of (A) twelve (12) months following receipt thereof and (B) one hundred eighty (180) days of the date of such legally binding commitment or legally binding letter of intent; provided that if any Net Proceeds are no longer intended to be or cannot be so reinvested at any time after such reinvestment election (or if such reinvestment is not made after the expiration of the reinvestment period described above in this subclause (ii)), and subject to clauses (g) and (h) of this Section 2.05(2), an amount equal to any such Net Proceeds shall be applied within five (5) Business Days after the Borrower reasonably determines that such Net Proceeds are no longer intended to be or cannot be so reinvested to the prepayment of the Term Loans as set forth in this Section 2.05.

(c) Within one (1) Business Day of the receipt by the Borrower or any of its Subsidiaries of any Cure Amount, the Borrower shall prepay the Term Loans in an aggregate amount equal to 100% of such Cure Amount.

(d) If the Borrower or any Subsidiary incurs or issues any Indebtedness not expressly permitted to be incurred or issued pursuant to Section 7.02, the Borrower shall prepay, or cause to be prepaid the Term Loans in an amount equal to 100% of all Net Proceeds received therefrom on or prior to the date which is five (5) Business Days after the receipt by the Borrower or such Subsidiary of such Net Proceeds.

(e) Except as otherwise set forth in any Extension Amendment or Incremental Amendment and subject to the terms of the AAL, each prepayment of Term Loans required by Sections 2.05(2)(a), (b)(i) and (c) shall be allocated:

(i) first, to the Term Loans outstanding and shall be applied pro rata to Term Lenders, based upon the outstanding principal amounts owing to each such Term Lender and shall be applied to reduce the next six remaining scheduled installments of principal of Term Loans in direct order of maturity;

(ii) second, to the Term Loans outstanding and shall be applied pro rata to Term Lenders, based upon the outstanding principal amounts owing to each such Term Lender and shall be applied to reduce such remaining scheduled installments of principal of Term Loans pro rata; and

(iii) third, to Revolving Loans outstanding under the Revolving Facility and shall be applied pro rata to the principal amount of such Revolving Loans (for the avoidance of doubt, without any permanent reduction of the Revolving Commitments);

provided, that, all such payments shall be allocated to the AAL First Out Obligations and AAL Last Out Obligations as set forth in the AAL.

(f) If for any reason the aggregate Outstanding Amount of Revolving Loans, Swing Line Loans and L/C Obligations at any time exceeds the aggregate Revolving Commitments then in effect, the Borrower shall promptly prepay Revolving Loans and Swing Line Loans or Cash Collateralize the L/C Obligations in an aggregate amount equal to 103% of such excess; provided that the Borrower shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(2)(f) unless after the prepayment in full of the Revolving Loans and Swing Line Loans (as applicable) such aggregate Outstanding Amount of L/C Obligations exceeds the aggregate Revolving Commitments then in effect.

(g) The Borrower shall notify the Administrative Agent (and the Administrative Agent shall promptly deliver such notice to the Lenders) in writing of any mandatory prepayment of Term Loans required to be made pursuant to clauses (a) through (d) of this Section 2.05(2) at least three (3) Business Days prior to the date of such prepayment (provided that, in the case of clause (b) or (d) of this Section 2.05(2), the Borrower may rescind (or delay the date of prepayment identified in) such notice if such prepayment would have resulted from a refinancing of all or any portion of the applicable Facility or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed). Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the aggregate amount of such prepayment to be made by the Borrower. The Administrative Agent will promptly notify each Appropriate Lender of the contents of the Borrower’s prepayment notice and of such Appropriate Lender’s Pro Rata Share of the prepayment. Each Term Lender may reject all or a portion of its Pro Rata Share of any mandatory prepayment (such declined amounts, the “Declined Proceeds”) of Term Loans required to be made pursuant to clauses (a) and (b) of this Section 2.05(2) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and the Borrower no later than 5:00 p.m., New York time, two (2) Business Days prior to the prepayment date. Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory repayment of Term Loans to be rejected by such Lender. If a Term Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory prepayment of Term Loans. Any Declined Proceeds remaining shall be retained by the Borrower (or the applicable Subsidiary) and may be applied by the Borrower or such Subsidiary in any manner not prohibited by this Agreement.

(h) Notwithstanding any other provisions of this Section 2.05(2), (A) to the extent that any or all of the Net Proceeds of any Asset Sale by a Foreign Subsidiary giving rise to a prepayment event pursuant to Section 2.05(2)(b) (a “Foreign Asset Sale”), the Net Proceeds of any Casualty Event from a Foreign Subsidiary (a “Foreign Casualty Event”) or all or a portion of Excess Cash Flow attributable to a Foreign Subsidiary are prohibited or delayed by applicable local law from being repatriated to the United States, an amount equal to the portion of such Net Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05(2) so long, but only so long, as the applicable local law will not permit repatriation to the United States (the Borrower hereby agreeing to cause the applicable Foreign Subsidiary to promptly take all actions reasonably required by the applicable local law to permit such repatriation), and once such repatriation of any of such affected Net Proceeds or Excess Cash Flow is permitted under the applicable local law, an amount equal to such Net Proceeds or Excess Cash Flow permitted to be repatriated will be promptly (and in any event not later than two (2) Business Days after any such repatriation) applied (net of additional Taxes that are or would be payable or reserved against as a result thereof) to the repayment of the Term Loans pursuant to this Section 2.05(2) to the extent otherwise provided herein and (B) to the extent that the Borrower has determined in good faith that repatriation of any of or all the Net Proceeds of any Foreign Asset Sale or Foreign Casualty Event or Excess Cash Flow would have a material adverse tax consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation) with respect to such Net Proceeds or Excess Cash Flow, an amount equal to the Net Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05(2) (each of clauses (A) and (B), a “Payment Block”). The Borrower shall not be required to monitor any such Payment Block and/or reserve cash for any future repatriation after it has notified the Administrative Agent of the existence of such Payment Block.

(i) All prepayments under this Section 2.05 (other than prepayments of Revolving Loans that are Base Rate Loans that are not made in connection with the termination or permanent reduction of Revolving Commitments) shall be accompanied by all accrued interest thereon, together with (i) in the case of any such prepayment of a Eurodollar Rate Loan on a date prior to the last day of an Interest Period therefor, any amounts owing in respect of such Eurodollar Rate Loan pursuant to Section 3.05, and (ii) any additional amounts required pursuant to Section 2.18.

Notwithstanding any of the other provisions of this Section 2.05, so long as no Event of Default shall have occurred and be continuing, if any prepayment of Eurodollar Rate Loans is required to be made under this Section 2.05 prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.05 in respect of any such Eurodollar Rate Loan prior to the last day of the Interest Period therefor, the Borrower may, in its discretion, deposit an amount sufficient to make any such prepayment otherwise required to be made thereunder together with accrued interest to the last day of such Interest Period into an account subject to the sole dominion and control of the Collateral Agent until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.05. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of the outstanding Loans in accordance with the relevant provisions of this Section 2.05. Such deposit shall be deemed to be a prepayment of such Loans by the Borrower for all purposes under this Agreement.

SECTION 2.06. Termination or Reduction of Commitments.

(1) Optional. The Borrower may, upon written notice by the Borrower to the Administrative Agent, terminate the unused Commitments of any Class, or from time to time permanently reduce the unused Commitments of any Class, in each case without premium or penalty; provided that

(a) any such notice shall be received by the Administrative Agent by 2:00 p.m. New York time three (3) Business Days prior to the date of termination or reduction,

(b) any such partial reduction shall be in an aggregate amount of $5.0 million or any whole multiple of $1.0 million in excess thereof or, if less, the entire amount thereof;

(c) if, after giving effect to any reduction of the Commitments, the L/C Sublimit or Swing Line Sublimit exceeds the amount of the Revolving Facility, the L/C Sublimit shall be automatically reduced by the amount of such excess;

provided, that any reduction of Delayed Draw Term Loan Commitments must be offered to all of the holders of Delayed Draw Term B-1 Commitments and Delayed Draw Term B- 2 Commitments on a pro rata basis.

Except as provided above, the amount of any such Revolving Commitment reduction shall not be applied to the L/C Sublimit or Swing Line Sublimit unless otherwise specified by the Borrower. Notwithstanding the foregoing, the Borrower may rescind or postpone any notice of termination of any Commitments if such termination would have resulted from a refinancing of all of the applicable Facility or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed.

(2) Mandatory.

(a) The Closing Date Term Loan Commitment of each Term Lender on the Closing Date shall be automatically and permanently reduced to $0 upon the making of such Lender’s Closing Date Term Loans to the Borrower pursuant to Section 2.01(1). The Revolving Commitment of each Revolving Lender shall automatically and permanently terminate on the Maturity Date for the applicable Revolving Facility.

(b) The Delayed Draw Term Loan Commitment of each Delayed Draw Term Lender shall be automatically and permanently reduced by the amount so drawn upon the making of a Delayed Draw Term Loan to the Borrower pursuant to Section 2.01(3). If not previously terminated, the Delayed Draw Term Loan Commitment of each Delayed Draw Term Lender shall terminate on the Delayed Draw Term Loan Commitment Expiration Date.

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Appropriate Lenders of any termination or reduction of unused portions of the L/C Sublimit or the Swing Line Sublimit or the unused Commitments of any Class under this Section 2.06. Upon any reduction of unused Commitments of any Class, the Commitment of each Lender of such Class shall be reduced on a pro rata basis (determined on the basis of the aggregate Commitments under such Class) (other than the termination of the Commitment of any Lender as provided in Section 3.07). Any commitment fees and fees applicable to the Delayed Draw Term Loan Commitments accrued until the effective date of any termination of the Revolving Commitments or Delayed Draw Term Loan Commitments, as applicable, shall be paid on the effective date of such termination.

SECTION 2.07. Repayment of Loans.

(1) Term Loans.

(a) The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders:

(i) on the last Business Day of each March, June, September and December, commencing with September 30, 2020, an aggregate principal amount equal to 0.25% of the aggregate principal amount of all Closing Date Term B-1 Loans outstanding on the Closing Date (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.05);

(ii) on the last Business Day of each March, June, September and December, commencing with September 30, 2020, an aggregate principal amount equal to 0.25% of the aggregate principal amount of all Closing Date Term B-2 Loans outstanding on the Closing Date (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.05);

(iii) on the last Business Day of each March, June, September and December, commencing with the first full fiscal quarter after the initial funding date thereof, an aggregate principal amount equal to 0.25% of the initially funded aggregate principal amount of all Delayed Draw Term B-1 Loans (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.05);

(iv) on the last Business Day of each March, June, September and December, commencing with the first full fiscal quarter after the initial funding date thereof, an aggregate principal amount equal to 0.25% of the initially funded aggregate principal amount of all Delayed Draw Term B-2 Loans (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.05);

(v) on the Maturity Date for the Closing Date Term B-1 Loans and Delayed Draw Term B-1 Loans, the aggregate principal amount of all Closing Date Term B-1 Loans and Delayed Draw Term B-1 Loans outstanding on such date; and

(vi) on the Maturity Date for the Closing Date Term B-2 Loans and the Delayed Draw Term B-2 Loans, the aggregate principal amount of all Closing Date Term B-2 Loans and Delayed Draw Term B-2 Loans outstanding on such date.

(b) In connection with any Incremental Term Loans that constitute part of the same Class as either (i) the Closing Date Term B-1 Loans and the Delayed Draw Term B- 1 Loans or (ii) the Closing Date Term B-2 Loans and the Delayed Draw Term B-2 Loans, the Borrower and the Administrative Agent shall be permitted to adjust the rate of repayment in respect of such Class such that the Term Lenders holding the applicable Closing Date Term Loans and Delayed Draw Term Loans comprising part of the applicable Class continue to receive a payment that is not less than the same Dollar amount that the applicable Term Lenders would have received absent the incurrence of such Incremental Term Loans; provided, that if such Incremental Term Loans are to be “fungible” with the applicable Class of Closing Date Term Loans notwithstanding any other conditions specified in this Section 2.07(1), the amortization schedule for such “fungible” Incremental Term Loan may provide for amortization in such other percentage(s) to be agreed by Borrower, the Administrative Agent and the AAL Last Out Representative to provide that the Incremental Term Loans will be (or will be deemed to

be) “fungible” with the applicable Class of Closing Date Term Loans. Upon the funding of any Delayed Draw Term Loan, notwithstanding any other conditions specified in this Section 2.07(1), the amortization schedule for such Delayed Draw Term Loan may provide for amortization in such other percentage(s) to be agreed by the Borrower, the Administrative Agent and the AAL Last Out Representative to provide that the Delayed Draw Term Loans will be (or will be deemed to be) “fungible” with the applicable Class of Closing Date Term Loans.

(2) Revolving Loans. The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders on the Maturity Date for the applicable Revolving Facility the aggregate principal amount of all Revolving Loans under such Facility outstanding on such date.

(3) Swing Line Loans. The Borrower shall repay the aggregate principal amount of each Swing Line Loan on the Maturity Date for the applicable Revolving Facility.

SECTION 2.08. Interest.

(1) Subject to the provisions of Section 2.08(2), (a) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurodollar Rate for such Interest Period, plus the Applicable Rate, (b) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable Borrowing date at a rate per annum equal to the Base Rate, plus the Applicable Rate and (c) each Swing Line Loan shall bear interest on the outstanding principal amount thereof from the applicable Borrowing date at a rate per annum equal to the Base Rate, plus the Applicable Rate with respect to Revolving Loans.

(2) During the continuance of a Default under Section 8.01(1), the Borrower shall pay interest on past due amounts hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws; provided that no interest at the Default Rate shall accrue or be payable to a Defaulting Lender so long as such Lender shall be a Defaulting Lender. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(3) Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

SECTION 2.09. Fees.

(1) Commitment Fee. The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender under each Revolving Facility in accordance with its Applicable Percentage, a commitment fee equal to the applicable Commitment Fee Rate times the actual daily amount by which the aggregate Revolving Commitments exceed the sum of (a) the Outstanding Amount of Revolving Loans (for the avoidance of doubt, excluding any Swing Line Loans) and (b) the Outstanding Amount of L/C Obligations; provided that any commitment fee accrued with respect to any of the Commitments of a Defaulting Lender under such Revolving Facility during the period prior to the time such Lender became a Defaulting Lender and unpaid at such time shall not be payable by the Borrower so long as such Lender shall be a Defaulting Lender except to the extent that such commitment fee shall otherwise have been due and payable by the Borrower prior to such time; and provided further that no commitment fee shall accrue on any of the Commitments under any Revolving Facility of a Defaulting Lender so long as such Lender shall be a Defaulting Lender. The commitment fee on each Revolving Commitment shall accrue at all times from the Closing Date (or date of initial effectiveness, as applicable) (and for the avoidance of doubt, the commitment fee on the Revolving Commitment under the Closing Date Revolving Facility shall accrue from the Closing Date) until the Maturity Date for the applicable Revolving Commitment, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable quarterly in arrears on the last Business Day of each of March, June, September and December, commencing with June 30, 2020, and on the Maturity Date for such Revolving Facility.

(2) Delayed Draw Term Loan Commitment Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Delayed Draw Term Lender under the Delayed Draw Term Loan Facility in accordance with its Applicable Percentage, a commitment fee in an amount equal to (x) from the Closing Date to and including the one year anniversary of the Closing Date, 2.00% per annum and (y) thereafter 3.00% per annum, in each case on the undrawn portion of the Delayed Draw Term Loan Commitments and which shall begin to accrue on the Closing Date until the Delayed Draw Term Loan Commitment Expiration Date; provided that any commitment fee accrued with respect to any of the Delayed Draw Term Loan Commitments of a Defaulting Lender during the period prior to the time such Lender became a Defaulting Lender and unpaid at such time shall not be payable by the Borrower so long as such Lender shall be a Defaulting Lender except to the extent that such commitment fee shall otherwise have been due and payable by the Borrower prior to such time; and provided further that no commitment fee shall accrue on any of the Delayed Draw Term Loan Commitments of a Defaulting Lender so long as such Lender shall be a Defaulting Lender. The fees described in this Section 2.09(2) shall accrue at all times from the Closing Date (and for the avoidance of doubt, the commitment fee on the Delayed Draw Term Loan Commitments shall accrue from the Closing Date) until the Maturity Date for the applicable Delayed Draw Term Loan Commitment, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable (x) quarterly in arrears on the last Business Day of each fiscal quarter, commencing with the fiscal quarter ending June 30, 2020 (for the quarterly period (or portion thereof) ended on such day for which no payment has been received) and (y) on the Delayed Draw Term Loan Commitment Expiration Date (for the period ended on such date for which no payment has been received pursuant to clause (x) above) and shall be calculated based upon the actual number of days elapsed over a 360-day year. The commitment fee set forth in this clause (2) shall be calculated quarterly in arrears, and if there is any change in the commitment fee rate specified above during any quarter, the actual daily amount shall be computed and multiplied by the applicable rate separately for each period during such quarter that such commitment fee rate was in effect.

(3) Other Fees. The Borrower shall pay to the Agents such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed between the Borrower and the applicable Agent).

SECTION 2.10. Computation of Interest and Fees. All computations of interest for Base Rate Loans shall be made on the basis of a year of 365 days or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(1), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

SECTION 2.11. Evidence of Indebtedness.

(1) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, acting solely for purposes of Treasury Regulation Section 5f.103-1(c), as a non-fiduciary agent for the Borrower, in each case in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be prima facie evidence absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent, as set forth in the Register, in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note payable to such Lender, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(2) In addition to the accounts and records referred to in Section 2.11(1), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records and, in the case of the Administrative Agent, entries in the Register, evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

(3) Entries made in good faith by the Administrative Agent in the Register pursuant to Sections 2.11(1) and (2), and by each Lender in its account or accounts pursuant to Sections 2.11(1) and (2), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement and the other Loan Documents, absent manifest error.

SECTION 2.12. Payments Generally.

(1) All payments to be made by the Borrower hereunder shall be made in Dollars without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office for payment and in Same Day Funds not later than 2:00 p.m., New York time, on the date specified herein. The Administrative Agent will promptly distribute to each Appropriate Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. Any payments under this Agreement that are made later than 2:00 p.m., New York time, may in the Administrative Agent’s discretion be deemed to have been made on the next succeeding Business Day (but the Administrative Agent may extend such deadline for purposes of computing interest and fees (but not beyond the end of such day) in its sole discretion whether or not such payments are in process).

(2) Except as otherwise expressly provided herein, if any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(3) Unless the Borrower or any Lender has notified the Administrative Agent, prior to the date, or in the case of any Borrowing of Base Rate Loans, prior to 1:00 p.m., New York time, on the date of such Borrowing, any payment is required to be made by it to the Administrative Agent hereunder (in the case of the Borrower, for the account of any Lender or an Issuing Bank hereunder or, in the case of the Lenders, for the account of any Issuing Bank, Swing Line Lender or the Borrower hereunder), that the Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrower or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in Same Day Funds, then:

(a) if the Borrower failed to make such payment, each Lender or Issuing Bank shall forthwith on demand repay to the Administrative Agent the portion of such assumed payment that was made available to such Lender or Issuing Bank in Same Day Funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender or Issuing Bank to the date such amount is repaid to the Administrative Agent in Same Day Funds at the Overnight Rate from time to time in effect; and

(b) if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in Same Day Funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to the Borrower to the date such amount is recovered by the Administrative Agent (the “Compensation Period”) at a rate per annum equal to the Overnight Rate from time to time in effect. When such Lender makes payment to the Administrative Agent (together with all accrued interest thereon), then such payment amount (excluding the amount of any interest which may have accrued and been paid in respect of such late payment) shall constitute such Lender’s Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent may make a demand therefor upon the Borrower, and the Borrower shall pay such amount, or cause such amount to be paid, to the Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder. A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(3) shall be conclusive, absent manifest error.

(c) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Section 4.02 are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d) The obligations of the Lenders hereunder to make Loans and to fund participations in Letters of Credit and Swing Line Loans are several and not joint. The failure of any Lender to make any Loan or fund any participation on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or purchase its participation.

(e) Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f) Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Administrative Agent and the Lenders under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order of priority set forth in Section 8.03 (or otherwise expressly set forth herein). If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s Pro Rata Share of the sum of (i) the Outstanding Amount of all Loans outstanding at such time and (ii) the Outstanding Amount of all L/C Obligations outstanding at such time, in repayment or prepayment of such of the outstanding Loans or other Obligations then owing to such Lender.

SECTION 2.13. Sharing of Payments. Other than as expressly provided elsewhere herein, if any Lender of any Class shall obtain payment in respect of any principal of or interest on account of the Loans of such Class made by it or the participations in L/C Obligations and Swing Line Loans held by it (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (1) notify the Administrative Agent of such fact and (2) purchase from the other Lenders such participations in the Loans of such Class made by them or such sub-participations in the participations in L/C Obligations or Swing Line Loans held by them, as the case may be, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of any principal of or interest on such Loans of such Class or such participations, as the case may be, pro rata with each of them; provided that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (a) the amount of such paying Lender’s required repayment to (b) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. For the avoidance of doubt, the provisions of this Section 2.13 shall not be construed to apply to (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement as in effect from time to time (including the application of funds arising from the existence of a Defaulting Lender) or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant permitted hereunder. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.13 may, to the fullest extent permitted by applicable Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.10) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased. For purposes of clause (3) of the definition of Excluded Taxes, any participation acquired by a Lender pursuant to this Section 2.13 shall be treated as having been acquired on the earlier date(s) on which the applicable interest(s) in the Commitment(s) or Loan(s) to which such participation relates were acquired by such Lender.

SECTION 2.14. Incremental Facilities.

(1) Incremental Loan Request. The Borrower may at any time and from time to time after the Closing Date, by written notice to the Administrative Agent (an “Incremental Loan Request”), request (A) one or more new commitments which may be of the same Class as any outstanding Term Loans (a “Term Loan Increase”) or a new Class of term loans (each an “Incremental Term Facility”; collectively with any Term Loan Increase, the “Incremental Term Commitments”) and/or (B) one or more increases in the amount of the Revolving Commitments (a “Revolving Commitment Increase”) or the establishment of one or more new revolving credit commitments (each an “Incremental Revolving Facility”; and, collectively with any Revolving Commitment Increases, the “Incremental Revolving Commitments” and any Incremental Revolving Commitments, collectively with any Incremental Term Commitments, the “Incremental Commitments”), whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders. Each Incremental Loan Request from the Borrower pursuant to this Section 2.14 shall set forth (x) the requested amount and with respect to any Incremental Term Commitments, subject to the AAL, the applicable Classes of each such Incremental Term Commitment and the amount of the Incremental Term Loans to be made under such Class of Incremental Term Commitment and (y) proposed terms of the relevant Incremental Term Commitments or Incremental Revolving Commitments.

(2) Incremental Loans. Any Incremental Term Loans or Incremental Revolving Commitments effected through the establishment of one or more new term loans or new revolving credit commitments, as applicable, made on an Incremental Facility Closing Date (other than a Loan Increase) shall be designated a separate Class of Incremental Term Loans or Incremental Revolving Commitments, as applicable, for all purposes of this Agreement. On any Incremental Facility Closing Date on which any Incremental Term Commitments of any Class are effected (including through any Term Loan Increase), subject to the satisfaction of the terms and conditions in this Section 2.14, (i) each Incremental Term Lender of such Class shall make a Loan to the Borrower (an “Incremental Term Loan”) in an amount equal to its Incremental Term Commitment of such Class and (ii) each Incremental Term Lender of such Class shall become a Lender hereunder with respect to the Incremental Term Commitment of such Class and the Incremental Term Loans of such Class made pursuant thereto. On any Incremental Facility Closing Date on which any Incremental Revolving Commitments of any Class are effected through the establishment of one or more new revolving credit commitments (including through any Revolving Commitment Increase), subject to the satisfaction of the terms and conditions in this Section 2.14, (i) each Incremental Revolving Lender of such Class shall make its Commitment available to the Borrower (when borrowed, an “Incremental Revolving Loan” and collectively with any Incremental Term Loan, an “Incremental Loan”) in an amount equal to its Incremental Revolving Commitment of such Class and (ii) each Incremental Revolving Lender of such Class shall become a Lender hereunder with respect to the Incremental Revolving Commitment of such Class and the Incremental Revolving Loans of such Class made pursuant thereto.

(3) Incremental Lenders. Incremental Term Loans may be made, and Incremental Revolving Commitments may be provided, by any existing Lender as approved by the Borrower (but no existing Lender will have an obligation to make any Incremental Commitment (or Incremental Loan)) or by any Additional Lender (each such existing Lender or Additional Lender providing such Loan or Commitment, an “Incremental Term Lender” or “Incremental Revolving Lender,” as applicable, and, collectively, the “Incremental Lenders”); provided that (i) all existing Lenders, prior to the time of incurrence of such Incremental Commitment (or Incremental Loan), shall first be offered, by written request from the Borrower at least five (5) Business Days prior to any applicable response deadline, the right to accept or reject (in each case in their sole discretion) the opportunity to provide on a pro rata basis any such Incremental Term Loans and Incremental Revolving Commitments, (ii) the Administrative Agent or, in the case of any Incremental Revolving Commitments only, each Swing Line Lender and each Issuing Bank, shall have consented (in each case, not to be unreasonably withheld or delayed) to any Additional Lender’s making such Incremental Term Loans or providing such Incremental Revolving Commitments to the extent such consent, if any, would be required under Section 10.07(b) for an assignment of Loans or Revolving Commitments, as applicable, to such Additional Lender, (iii) with respect to Incremental Term Commitments, any Affiliated Lender providing an Incremental Term Commitment shall be subject to the same restrictions set forth in Section 10.07(h), (i) and (j) as they would otherwise be subject to with respect to any purchase by or assignment to such Affiliated Lender of Term Loans, (iv) each Additional Lender that is not a Lender prior to the incurrence of the applicable Incremental Commitment shall be required to deliver a duly executed joinder agreement to the AAL in form and substance reasonably satisfactory to the Administrative Agent and the AAL Last Out Representative and (v) Affiliated Lenders may not provide Incremental Revolving Commitments.

(4) Effectiveness of Incremental Amendment. The effectiveness of any Incremental Amendment and the availability of any initial credit extensions thereunder shall be subject to the satisfaction on the date thereof (the “Incremental Facility Closing Date”) of each of the following conditions):

(a) (x) no Event of Default shall exist after giving effect to such Incremental Commitments (provided that, with respect to any Incremental Amendment in connection with a Limited Condition Transaction, (1) if an LCT Election is made, no Event of Default shall have occurred and be continuing on the LCT Test Date, and (2) upon the consummation of such Limited Condition Transaction, no Event of Default under Section 8.01(1) or Section 8.01(6) shall exist, in each case, after giving effect to such Incremental Commitments) and (y) the representations and warranties of the Borrower contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the date of such Incremental Amendment (provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date and any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates); provided, that in connection with a Limited Condition Transaction, the conditions in clause (y) shall only be required to the extent requested by non-Affiliated Lenders providing more than 50% of the applicable Incremental Term Loans and Incremental Term Commitments or Incremental Revolving Loans and Incremental Revolving Commitments, as the case may be;

(b) each Incremental Term Commitment shall be in an aggregate principal amount that is not less than $5.0 million (or such lesser amount to which the Administrative Agent may reasonably agree or if such amount represents all remaining availability under the limit set forth in clause (c) of this Section 2.14(4)) and each Incremental Revolving Commitment shall be in an aggregate principal amount that is not less than $5.0 million (or such lesser amount to which the Administrative Agent may reasonably agree or if such amount represents all remaining availability under the limit set forth in clause (c) of Section 2.14(4));

(c) the incurrence of any Incremental Commitment shall be subject to the terms of the AAL, including (x) any Incremental Term Facility shall be bifurcated into separate Classes of First Out Term Loans (as defined in the AAL) and Last Out Term Loans (as defined in the AAL) pursuant to the terms of the AAL and (y) Incremental Revolving Commitments shall be provided by the AAL First Out Holders on a pro rata basis (provided that if existing AAL First Out Holders decline to provide such Incremental Revolving Commitments, such Incremental Revolving Commitments may instead be provided by the AAL Last Out Holders); and

(d) the aggregate principal amount of Incremental Term Loans and Incremental Revolving Commitments shall not, together with the aggregate principal amount of Permitted Incremental Equivalent Debt, exceed the sum of (the amount currently available under clauses (A) through (C) below, the “Available Incremental Amount”):

(A) the sum of:

(1) the greater of (i) $27.5 million and (ii) 75.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis) (the amounts under this clause (4)(d)(A)(1), the “Free and Clear Incremental Amount”); plus

(2) the aggregate principal amount, without duplication, of (x) voluntary prepayments, redemptions or repurchases of Closing Date Term Loans, Incremental Term Loans and Permitted Incremental Equivalent Debt (other than any Permitted Incremental Equivalent Debt that is a revolving credit facility) (including purchases of Closing Date Term Loans, Incremental Term Loans or such Permitted Incremental Equivalent Debt by Holdings, the Borrower or any of its Subsidiaries at or below par, but limited to the amount of cash actually paid by Holdings, the Borrower or such Subsidiary), in each case secured on a pari passu basis with the Obligations (without regard to control of remedies) and, in the case of any Incremental Term Loans or Permitted Incremental Equivalent Debt, incurred in reliance on the Free and Clear Incremental Amount and (y) voluntary prepayments (accompanied by corresponding permanent commitment reductions) in respect of the Closing Date Revolving Facility, Incremental Revolving Commitments or Permitted Incremental Equivalent Debt consisting of revolving credit commitments, in each case, secured on a pari passu basis with the Obligations (without regard to control of remedies) and, in the case of any Incremental Revolving Commitments or Permitted Incremental Equivalent Debt consisting of revolving credit commitments, incurred in reliance on the Free and Clear Incremental Amount (provided that the relevant prepayment, redemption, repurchase or commitment reduction under this clause (2) shall not have been funded with proceeds of long-term Indebtedness (other than revolving Indebtedness) (the amounts under this clause (4)(d)(A), the “Non-Ratio Based Incremental Amount”), plus

(B) [reserved],

(C) an unlimited amount, so long as in the case of this clause (C) only (the “Ratio Based Incremental Amount”),

(1) in the case of Incremental Loans or Incremental Revolving Commitments that are secured by Liens on all or a portion of the Collateral on a basis that is equal in priority to the Liens on the Collateral securing the First Lien Obligations under this Agreement (but without regard to the control of remedies), the First Lien Net Leverage Ratio for the Test Period most recently ended calculated on a pro forma basis after giving effect to any such incurrence does not exceed 5.50 to 1.00 (including in connection with a Permitted Acquisition or other Investment permitted hereunder) (provided that, in the case of an incurrence of Incremental Revolving Commitments, assuming such Incremental Revolving Commitments are fully drawn and calculating the First Lien Net Leverage Ratio without netting the cash proceeds from such Incremental Term Facility or Incremental Revolving Facility then proposed to be incurred),

(2) in the case of Incremental Loans or Incremental Revolving Commitments that are secured by Liens on all or a portion of the Collateral on a basis that is junior in priority to the Liens on the Collateral securing the First Lien Obligations under this Agreement, the Secured Net Leverage Ratio for the Test Period most recently ended calculated on a pro forma basis after giving effect to any such incurrence does not exceed 6.50 to 1.00 (including in connection with a Permitted Acquisition or other Investment permitted hereunder) (provided that, in the case of an incurrence of Incremental Revolving Commitments, assuming such Incremental Revolving Commitments are fully drawn and calculating the Secured Net Leverage Ratio without netting the cash proceeds from such Incremental Term Facility or Incremental Revolving Facility then proposed to be incurred), or

(3) in the case of Incremental Loans or Incremental Revolving Commitments that are unsecured, the Total Net Leverage Ratio for the Test Period most recently ended calculated on a pro forma basis after giving effect to any such incurrence does not exceed 6.50 to 1.00 (including in connection with a Permitted Acquisition or other Investment permitted hereunder) (provided that, in the case of an incurrence of Incremental Revolving Commitments, assuming such Incremental Revolving Commitments are fully drawn and calculating the Total Net Leverage Ratio without netting the cash proceeds from such Incremental Term Facility or Incremental Revolving Facility then proposed to be incurred).

The Borrower may elect to use the Ratio Based Incremental Amount regardless of whether the Borrower has capacity under the Non-Ratio Based Incremental Amount. Further, the Borrower may elect to use the Ratio Based Incremental Amount prior to using the Non-Ratio Based Incremental Amount, and if both the Ratio Based Incremental Amount and the Non- Ratio Based Incremental Amount are available, unless otherwise elected by the Borrower, then the Borrower will be deemed to have elected to use the Ratio Based Incremental Amount. In addition, any Indebtedness originally designated as incurred pursuant to the Non-Ratio Based Incremental Amount shall be automatically reclassified as incurred under the Ratio Based Incremental Amount at such time as the Borrower would meet the applicable leverage-based incurrence test on a pro forma basis.

(5) Required Terms. The terms, provisions and documentation of the Incremental Term Loans and Incremental Term Commitments or the Incremental Revolving Loans and Incremental Revolving Commitments, as the case may be, of any Class and any Loan Increase shall be as agreed between the Borrower and the applicable Incremental Lenders providing such Incremental Commitments, and except as otherwise set forth herein, to the extent not identical to the Closing Date Term Loans or Closing Date Revolving Facility, as applicable, existing on the Incremental Facility Closing Date, shall either, at the option of the Borrower, (A) be reasonably satisfactory to the Required Lenders or (B) be not materially more restrictive to the Borrower (as determined by the Borrower), when taken as a whole, than the terms of the Closing Date Term Loans or Closing Date Revolving Facility, as applicable, except, in each case under this clause (B), with respect to (x) covenants (including any Previously Absent Financial Maintenance Covenant) and other terms applicable to any period after the Latest Maturity Date of the Closing Date Term Loans or Closing Date Revolving Facility, as applicable, in effect immediately prior to the incurrence of the Incremental Term Loans and Incremental Term Commitments or the Incremental Revolving Loans and Incremental Revolving Commitments, as the case may be or (y) a Previously Absent Financial Maintenance Covenant (so long as, (i) to the extent that any such terms of any Incremental Revolving Loans and Incremental Revolving

Commitments contain a Previously Absent Financial Maintenance Covenant that is in effect prior to the applicable Latest Maturity Date of the Closing Date Revolving Facility, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of the Closing Date Revolving Facility, the Closing Date Term Loan Facility and the Delayed Draw Term Loan Facility and (ii) to the extent that any such terms of any Incremental Term Loans contain a Previously Absent Financial Maintenance Covenant that is in effect prior to the applicable Latest Maturity Date of the Closing Date Term Loan Facility, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of the Closing Date Term Loan Facility, the Delayed Draw Term Loan Facility and the Closing Date Revolving Facility (provided that, at Borrower’s election, to the extent any term or provision that is more restrictive to the Borrower and its Subsidiaries than the terms and provisions hereunder is added for the benefit of the Lenders of Incremental Term Loans or Incremental Revolving Loans, no consent shall be required from the Required Lenders to the extent that such term or provision is also added, or the features of such term or provision are provided, for the benefit of the Lenders under the Closing Date Term Loan Facility, the Delayed Draw Term Loan Facility and Closing Date Revolving Facility); provided that in the case of a Term Loan Increase or a Revolving Commitment Increase, the terms, provisions and documentation of such Term Loan Increase or a Revolving Commitment Increase shall be identical (other than with respect to upfront fees, OID or similar fees, it being understood that, if required to consummate such Loan Increase transaction, the interest rate margins and rate floors may be increased, any call protection provision may be made more favorable to the applicable existing Lenders and additional upfront or similar fees may be payable to the lenders providing the Loan Increase) to the applicable Term Loans or Revolving Commitments being increased, in each case, as existing on the Incremental Facility Closing Date (provided that, if such Incremental Term Loans are to be “fungible” with the Closing Date Term Loans, notwithstanding any other conditions specified in this Section 2.14(5), the amortization schedule for such “fungible” Incremental Term Loan may provide for amortization in such other percentage(s) to be agreed by Borrower and the Administrative Agent to ensure that such Incremental Term Loans will be (or will be deemed to be) “fungible” with the Closing Date Term Loans).

In any event:

(a) the Incremental Term Loans:

(i) (x) shall rank equal in priority in right of payment with the First Lien Obligations under this Agreement and (y) shall either (1) rank equal (but without regard to the control of remedies) or junior in priority of right of security with the First Lien Obligations under this Agreement and be subject to the applicable Intercreditor Agreement or (2) be unsecured, in each case as applicable pursuant to Section 2.14(4)(d) above,

(ii) shall not mature earlier than the Maturity Date for the then existing Term Loans,

(iii) shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the then existing Term Loans on the date of incurrence of such Incremental Term Loans,

(iv) subject to clause (5)(a)(iii) above and clause (5)(c) below, respectively, shall have amortization and an Applicable Rate determined by the Borrower and the applicable Incremental Term Lenders; provided, that if such Incremental Term Loans are intended to be “fungible” with the Closing Date Term Loans notwithstanding any other conditions specified in this Section 2.14(5)(a), the amortization schedule for such “fungible” Incremental Term Loan may provide for amortization in such other percentage(s) to be agreed by the Borrower, the Administrative Agent and the AAL Last Out Representative to provide that the Incremental Term Loans will be (or will be deemed to be) “fungible” with the Closing Date Term Loans; provided further that any Incremental Term Loans that are junior in priority of right of security to the Obligations or unsecured shall not have amortization prior to the Latest Maturity Date of the Closing Date Term Loans,

(v) to the extent secured by Liens on the Collateral on a pari passu basis with the First Lien Obligations (but without regard to the control of remedies), may participate on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis) in any mandatory prepayments of Term Loans hereunder (except that, unless otherwise restricted under this Agreement, such Incremental Term Loans may participate on a greater than a pro rata basis as compared to any later maturing Class of Term Loans constituting First Lien Obligations in any mandatory prepayments under Section 2.05(2)(a) and (b)), as specified in the applicable Incremental Amendment,

(vi) shall be denominated in Dollars or, subject to the consent of the Administrative Agent and the AAL Last Out Representative (in each case, not to be unreasonably withheld, delayed or conditioned), another currency as determined by the Borrower and the applicable Incremental Term Lenders,

(vii) shall not at any time be guaranteed by any Subsidiary of the Borrower other than Subsidiaries that are Guarantors, and

(viii) in the case of Incremental Term Loans that are secured, the obligations in respect thereof shall not be secured by any property or assets of the Borrower or any Subsidiary other than the Collateral;

(b) the Incremental Revolving Commitments and Incremental Revolving Loans:

(i) (x) shall rank equal in priority in right of payment with the First Lien Obligations under this Agreement and (y) shall either (1) rank equal (but without regard to the control of remedies) or junior in priority of right of security with the First Lien Obligations under this Agreement and be subject to the applicable Intercreditor Agreement or (2) be unsecured, in each case as applicable pursuant to Section 2.14(4)(d) above,

(ii) shall not mature earlier than the Maturity Date for the Closing Date Revolving Facility, and shall not be subject to amortization,

(iii) except as set forth in clause (v) below, shall provide that the borrowing and repayment (other than permanent repayment) of Revolving Loans with respect to Incremental Revolving Commitments after the associated Incremental Facility Closing Date may be made on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis) with all other outstanding Revolving Commitments existing on such Incremental Facility Closing Date,

(iv) subject to the provisions of Section 2.03(12) and 2.04(7) in connection with Letters of Credit and Swing Line Loans, respectively, which mature or expire after a Maturity Date at any time Incremental Revolving Commitments with a later Maturity Date are outstanding, shall provide that all Letters of Credit and Swing Line Loans shall be participated on a pro rata basis by each Lender with a Revolving Commitment in accordance with its percentage of the Revolving Commitments existing on the Incremental Facility Closing Date (and except as provided in Sections 2.03(12) and 2.04(7), without giving effect to changes thereto on an earlier Maturity Date with respect to Letters of Credit and Swing Line Loans theretofore incurred or issued),

(v) shall provide that the permanent repayment of Revolving Loans in connection with a termination of Incremental Revolving Commitments after the associated Incremental Facility Closing Date may be made on a pro rata basis or less than a pro rata basis (or greater than a pro rata basis (I) with respect to (A) repayments required upon the Maturity Date of any Incremental Revolving Commitments and (B) repayments made in connection with any refinancing of Incremental Revolving Commitments or (II) as compared to any other Revolving Commitments with a later maturity date than such Incremental Revolving Commitments), in each case, with all other Revolving Commitments existing on such Incremental Facility Closing Date,

(vi) shall provide that assignments and participations of Incremental Revolving Commitments and Incremental Revolving Loans shall be governed by the same assignment and participation provisions applicable to Revolving Commitments and Revolving Loans existing on the Incremental Facility Closing Date,

(vii) shall provide that any Incremental Revolving Commitments may constitute a separate Class or Classes, as the case may be, of Commitments from the Classes constituting the applicable Revolving Commitments prior to the Incremental Facility Closing Date; provided at no time shall there be Revolving Commitments hereunder (including Incremental Revolving Commitments and any original Revolving Commitments) which have more than four (4) different Maturity Dates unless otherwise agreed to by the Administrative Agent,

(viii) shall have an Applicable Rate determined by the Borrower and the applicable Incremental Revolving Lenders,

(ix) shall be denominated in Dollars or, subject to the consent of the Administrative Agent and the AAL Last Out Representative (in each case, not to be unreasonably withheld, delayed or conditioned), another currency as determined by the Borrower and the applicable Incremental Revolving Lenders,

(x) shall not at any time be guaranteed by any Subsidiary of the Borrower other than Subsidiaries that are Guarantors,

(xi) in the case of Incremental Revolving Commitments and Incremental Revolving Loans that are secured, the obligations in respect thereof shall not be secured by any property or assets of the Borrower or any Subsidiary other than the Collateral, and

(xii) shall not exceed an amount such that, after giving effect thereto, the aggregate principal amount of all Incremental Revolving Commitments and Permitted Incremental Equivalent Debt constituting revolving commitments exceeds 50% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis) (the “Available Incremental Revolver Cap”);

provided further that on the date of effectiveness of any Incremental Revolving Commitments, the L/C Sublimit and/or Swing Line Sublimit, as applicable, shall increase by an amount, if any, agreed upon by the Administrative Agent, the Borrower and the relevant Issuing Banks and/or the Swing Line Lender, as applicable.

(c) the interest rate and fees applicable to the Incremental Term Loans of each Class shall be determined by the Borrower and the applicable Incremental Term Lenders and shall be set forth in each applicable Incremental Amendment; provided, however, that with respect to any Incremental Term Loan that is secured by the Collateral on a pari passu basis with the Liens securing the First Lien Obligations (but without control of remedies), the All-In Yield for such Incremental Term Loans (determined as of the Incremental Facility Closing Date) shall not be greater than the applicable All-In Yield payable pursuant to the terms of this Agreement as amended through the date of such calculation with respect to Closing Date Term Loans and the Delayed Draw Term Loans, plus 50 basis points per annum unless the Applicable Rate (together with, as provided in the proviso below, the Eurodollar Rate or Base Rate floor) with respect to the Closing Date Term Loans and the Delayed Draw Term Loans is increased so as to cause the then applicable All-In Yield under this Agreement on the Closing Date Term Loans and the Delayed Draw Term Loans to equal the All-In Yield then applicable to the Incremental Term Loans, minus 50 basis points per annum (it being understood that any increase in All-In Yield on the Closing Date Term Loans and the Delayed Draw Term Loans due to the application of a Eurodollar Rate or Base Rate floor on any Incremental Term Loan shall be effected solely through an increase in (or implementation of, as applicable) the Eurodollar Rate or Base Rate floor applicable to such Closing Date Term Loans or Delayed Draw Term Loans) (this proviso, the “MFN Provision”).

(6) Incremental Amendment. Commitments in respect of Incremental Term Loans and Incremental Revolving Commitments shall become Commitments (or in the case of an Incremental Revolving Commitment to be provided by an existing Revolving Lender, an increase in such Lender’s applicable Revolving Commitment), under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Incremental Lender providing such Incremental Commitments and the Administrative Agent.

(7) Notwithstanding anything to the contrary in Section 10.01, (x) each Incremental Amendment may, without the consent of any other Loan Party, Agent or Lender, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent, the AAL Last Out Representative and the Borrower, to effect the provisions of this Section 2.14, including to effect technical and corresponding amendments to this Agreement and the other Loan Documents and (y) at the option of the Borrower in consultation with the Administrative Agent and the AAL Last Out Representative, incorporate terms that would be favorable to existing Lenders for the benefit of such existing Lender, so long as the Administrative Agent and the AAL Last Out Representative reasonably agrees that such modification is favorable to the applicable Lenders. In connection with any Incremental Amendment, the Borrower shall, if reasonably requested by the Administrative Agent, deliver customary reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that such Incremental Loans are provided with the benefit of the applicable Loan Documents. No Lender shall be obligated to provide any Incremental Commitments or Incremental Loans unless it so agrees.

(8) Reallocation of Revolving Exposure. Upon any Incremental Facility Closing Date on which Incremental Revolving Commitments are effected through an increase in the Revolving Commitments with respect to any existing Revolving Facility pursuant to this Section 2.14, (a) each of the Revolving Lenders under such Facility shall assign to each of the Incremental Revolving Lenders, and each of the Incremental Revolving Lenders shall purchase from each of the Revolving Lenders, at the principal amount thereof, such interests in the

Revolving Loans outstanding on such Incremental Facility Closing Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Loans will be held by existing Revolving Lenders and Incremental Revolving Lenders ratably in accordance with their Revolving Commitments after giving effect to the addition of such Incremental Revolving Commitments to the Revolving Commitments, (b) each Incremental Revolving Commitment shall be deemed for all purposes a Revolving Commitment and each Loan made thereunder shall be deemed, for all purposes, a Revolving Loan and (c) each Incremental Revolving Lender shall become a Lender with respect to the Incremental Revolving Commitments and all matters relating thereto. The Administrative Agent and the Lenders hereby agree that the minimum borrowing and prepayment requirements in Section 2.02 and 2.05(1) of this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(9) This Section 2.14 shall supersede any provisions in Section 2.12, 2.13 or 10.01 to the contrary. For the avoidance of doubt, any of the provisions of this Section 2.14 may be amended with the consent of the Required Lenders (or the applicable Required Facility Lenders, if applicable).

SECTION 2.15. [Reserved].

SECTION 2.16. Extensions of Loans.

(1) Extension of Term Loans. The Borrower may at any time and from time to time request that all or a portion of the Term Loans of any Class (each, an “Existing Term Loan Class”) be converted or exchanged to extend the scheduled Maturity Date(s) of any payment of principal with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so extended, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.16. Prior to entering into any Extension Amendment with respect to any Extended Term Loans, the Borrower shall provide written notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Class, with such request offered equally to all such Lenders of such Existing Term Loan Class) (each, a “Term Loan Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which terms shall be identical in all material respects to the Term Loans of the Existing Term Loan Class from which they are to be extended except that (i) the scheduled final maturity date shall be extended and all or any of the scheduled amortization payments, if any, of all or a portion of any principal amount of such Extended Term Loans may be delayed to later dates than the scheduled amortization, if any, of principal of the Term Loans of such Existing Term Loan Class (with any such delay resulting in a corresponding adjustment to the scheduled amortization payments reflected in the Extension Amendment, the Incremental Amendment or any other amendment, as the case may be, with respect to the Existing Term Loan Class from which such Extended Term Loans were extended), (ii)(A) the interest rates (including through fixed interest rates), interest margins, rate floors, upfront fees, funding discounts, original issue discounts and voluntary prepayment terms and premiums with respect to the Extended Term Loans may be different than those for the Term Loans of such Existing Term Loan Class and/or (B) additional fees and/or premiums may be payable to the Lenders providing such Extended Term Loans in addition to any of the items contemplated by the preceding clause (A), in each case, to the extent provided in the applicable

Extension Amendment, (iii) the Extended Term Loans may have optional prepayment terms (including call protection and prepayment terms and premiums) as may be agreed between the Borrower and the Lenders thereof, provided, that no Extended Term Loans may be optionally prepaid prior to the date on which all Term Loans with an earlier final stated maturity are repaid in full, (iv) any Extended Term Loans may participate on a pro rata basis, less than a pro rata basis or greater than a pro rata basis in any mandatory prepayments of Term Loans hereunder (except that, unless otherwise permitted under this Agreement, such Extended Term Loans may not participate on a greater than pro rata basis as compared to any earlier maturing Class of Term Loans in any mandatory prepayments under Section 2.05(2)(a), (b) and (d)), in each case as specified in the respective Term Loan Extension Request and (v) the Extension Amendment may provide for such other terms and conditions (other than as provided in the foregoing clauses (i) through (iv)) with respect to the Extended Term Loans that either, at the option of the Borrower, (1) reflect market terms and conditions (taken as a whole) at the time of such Extension Amendment (as determined by the Borrower in good faith), (2) if otherwise not consistent with the terms of the Existing Term Loan Class subject to such Term Loan Extension Request, are not materially more restrictive to the Borrower (as determined by the Borrower in good faith), when taken as a whole, than the terms of such Existing Term Loan Class subject to such Term Loan Extension Request, except, in each case under this clause (2), with respect to (x) covenants and other terms applicable solely to any period after the Latest Maturity Date in respect of Term Loans in effect immediately prior to such Extension Amendment or (y) a Previously Absent Financial Maintenance Covenant (so long as, to the extent that any Extended Terms Loans contain a Previously Absent Financial Maintenance Covenant that is in effect prior to the applicable Latest Maturity Date of any Existing Term Loan Class, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of each Facility) or (3) such terms as are reasonably satisfactory to the Required Lenders (provided that, at Borrower’s election, to the extent any term or provision that is more restrictive to the Borrower and its Subsidiaries than the terms and provisions hereunder is added for the benefit of the Lenders of Extended Term Loans, no consent shall be required from the Required Lenders to the extent that such term or provision is also added, or the features of such term or provision are provided, for the benefit of the Lenders under each Facility). No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Class converted into Extended Term Loans pursuant to any Term Loan Extension Request. Any Extended Term Loans extended pursuant to any Term Loan Extension Request shall be designated a series (each, a “Term Loan Extension Series”) of Extended Term Loans for all purposes of this Agreement and shall constitute a separate Class of Loans from the Existing Term Loan Class from which they were extended; provided that any Extended Term Loans amended from an Existing Term Loan Class may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Term Loan Extension Series with respect to such Existing Term Loan Class.

(2) Extension of Revolving Commitments. The Borrower may at any time and from time to time request that all or a portion of the Revolving Commitments of any Class (each, an “Existing Revolving Class”) be converted or exchanged to extend the scheduled Maturity Date(s) of any payment of principal with respect to all or a portion of any principal amount of such Revolving Commitments (any such Revolving Commitments which have been so extended, “Extended Revolving Commitments”) and to provide for other terms consistent with this Section 2.16. Prior to entering into any Extension Amendment with respect to any Extended

Revolving Commitments, the Borrower shall provide written notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Revolving Class, with such request offered equally to all such Lenders of such Existing Revolving Class) (each, a “Revolving Extension Request”) setting forth the proposed terms of the Extended Revolving Commitments to be established, which terms shall be identical in all material respects to the Revolving Commitments of the Existing Revolving Class from which they are to be extended except that (i) the scheduled final maturity date shall be extended to a later date than the scheduled final maturity date of the Revolving Commitments of such Existing Revolving Class; provided, however, that at no time shall there be Classes of Revolving Commitments hereunder (including Extended Revolving Commitments) which have more than four (4) different Maturity Dates (unless otherwise consented to by the Administrative Agent), (ii) (A) the interest rates (including through fixed interest rates), interest margins, rate floors, upfront fees, funding discounts, original issue discounts and voluntary prepayment terms and premiums with respect to the Extended Revolving Commitments may be different than those for the Revolving Commitments of such Existing Revolving Class and/or (B) additional fees and/or premiums may be payable to the Lenders providing such Extended Revolving Commitments in addition to any of the items contemplated by the preceding clause (A), in each case, to the extent provided in the applicable Extension Amendment, (iii) (x) except as provided under sub-clause (y) below, all borrowings under the Extended Revolving Commitments of the applicable Revolving Extension Series and repayments thereunder (other than permanent repayments) may be made on a pro rata basis, less than a pro rata basis or greater than a pro rata basis and (y) the permanent repayment of outstanding Revolving Loans under the Extended Revolving Commitments in connection with a termination of Extended Revolving Commitments may be made on a pro rata basis or less than a pro rata basis (or greater than a pro rata basis (A) with respect to (1) repayments required upon the Maturity Date of the non-extending Revolving Commitments or the Extended Revolving Commitments and (2) repayments made in connection with any refinancing of Extended Revolving Commitments or (B) as compared to any other Revolving Commitments with a later maturity date than such Extended Revolving Commitments), in each case under this clause (iii), with all other Revolving Commitments and (iv) the Extension Amendment may provide for such other terms and conditions (other than as provided in the foregoing clauses (i) through (iii)) with respect to the Extended Revolving Commitments that either, at the option of the Borrower, (1) reflect market terms and conditions (taken as a whole) at the time of such Extension Amendment (as determined by the Borrower in good faith), (2) if otherwise not consistent with the Existing Revolving Class subject to such Revolving Extension Request, are not materially more restrictive to the Borrower (as determined by the Borrower in good faith), when taken as a whole, than the terms of such Existing Revolving Class subject to such Revolving Extension Request, except, in each case under this clause (2), with respect to (x) covenants and other terms applicable solely to any period after the Latest Maturity Date in respect of Revolving Commitments in effect immediately prior to such Extension Amendment or (y) a Previously Absent Financial Maintenance Covenant (so long as, to the extent that any such terms of any Extended Revolving Commitments contain a Previously Absent Financial Maintenance Covenant that is in effect prior to the applicable Latest Maturity Date of any Existing Revolving Class, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of each Facility (including the Closing Date Revolving Facility)) or (3) such terms as are reasonably satisfactory to the Required Lenders (provided that, at Borrower’s election, to the extent any term or provision that is more restrictive to the Borrower and its Subsidiaries than the terms and provisions hereunder is added for the benefit of the Lenders of Extended Revolving Commitments, no consent shall be required from the Required Lenders to the extent that such term or provision is also added, or the features of such term or provision are provided, for the benefit of the Lenders under each Facility). No Lender shall have any obligation to agree to have any of its Revolving Commitments of any Existing Revolving Class converted into Extended Revolving Commitments pursuant to any Revolving Extension Request. Any Extended Revolving Commitments extended pursuant to any Revolving Extension Request shall be designated a series (each, a “Revolving Extension Series”) of Extended Revolving Commitments for all purposes of this Agreement and shall constitute a separate Class of Revolving Commitments from the Existing Revolving Class from which they were extended; provided that any Extended Revolving Commitments amended from an Existing Revolving Class may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Revolving Extension Series with respect to such Existing Revolving Class.

(3) Extension Request. The Borrower shall provide the applicable Extension Request to the Administrative Agent at least five (5) Business Days (or such shorter period as the Administrative Agent may determine in its sole discretion) prior to the date on which Lenders under the applicable Existing Term Loan Class or Existing Revolving Class, as applicable, are requested to respond. Any Lender holding a Term Loan under an Existing Term Loan Class (each, an “Extending Term Lender”) wishing to have all or a portion of its Term Loans of an Existing Term Loan Class or Existing Term Loan Classes, as applicable, subject to such Extension Request converted or exchanged into Extended Term Loans, and any Revolving Lender with a Revolving Commitment under an Existing Revolving Class (each, an “Extending Revolving Lender”) wishing to have all or a portion of its Revolving Commitments of an Existing Revolving Class or Existing Revolving Classes, as applicable, subject to such Extension Request converted or exchanged into Extended Revolving Commitments, as applicable, shall notify the Administrative Agent (each, an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans or Revolving Commitments, as applicable, which it has elected to convert or exchange into Extended Term Loans or Extended Revolving Commitments, as applicable. In the event that the aggregate principal amount of Term Loans and/or Revolving Commitments, as applicable, subject to Extension Elections exceeds the amount of Extended Term Loans and/or Extended Revolving Commitments, respectively, requested pursuant to the Extension Request, Term Loans and/or Revolving Commitments, as applicable, subject to Extension Elections shall be converted or exchanged into Extended Term Loans and/or Revolving Commitments, respectively, as directed by the Borrower in consultation with the Administrative Agent.

(4) Extension Amendment. Extended Term Loans and Extended Revolving Commitments shall require the prior consent of the Required Lenders and shall be established pursuant to an amendment (each, an “Extension Amendment”) to this Agreement executed by the Borrower, the Administrative Agent, the Required Lenders and the Extending Lenders. Each request for an Extension Series of Extended Term Loans or Extended Revolving Commitments proposed to be incurred under this Section 2.16 shall be in an aggregate principal amount that is not less than $5.0 million (it being understood that the actual principal amount thereof provided by the applicable Lenders may be lower than such minimum amount), and the Borrower may condition the effectiveness of any Extension Amendment on an Extension Minimum Condition,

which may be waived by the Borrower in its sole discretion. In addition to any terms and changes required or permitted by Sections 2.16(1) and 2.16(2), each of the parties hereto agrees that this Agreement and the other Loan Documents may be amended pursuant to an Extension Amendment, without the consent of any other Lenders other than the Required Lenders, to the extent necessary to (i) in respect of each Extension Amendment in respect of Extended Term Loans, amend the scheduled amortization payments pursuant to Section 2.07 or the applicable Incremental Amendment, Extension Amendment or other amendment, as the case may be, with respect to the Existing Term Loan Class from which the Extended Term Loans were exchanged to reduce each scheduled repayment amount for the Existing Term Loan Class in the same proportion as the amount of Term Loans of the Existing Term Loan Class is to be reduced pursuant to such Extension Amendment (it being understood that the amount of any repayment amount payable with respect to any individual Term Loan of such Existing Term Loan Class that is not an Extended Term Loan shall not be reduced as a result thereof), (ii) reflect the existence and terms of the Extended Term Loans or Extended Revolving Commitments, as applicable, incurred pursuant thereto and (iii) modify the prepayments set forth in Section 2.05 to reflect the existence of the Extended Term Loans and the application of prepayments with respect thereto. Notwithstanding anything to the contrary in Section 10.01, (x) each Extension Amendment may, without the consent of any other Loan Party, Agent or Lender other than the Required Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower and the Required Lenders, to effect the provisions of this Section 2.16, including to effect technical and corresponding amendments to this Agreement and the other Loan Documents and (y) at the option of the Borrower in consultation with the Administrative Agent, incorporate terms that would be favorable to existing Lenders of the applicable Class or Classes for the benefit of such existing Lenders of the applicable Class or Classes, in each case under this clause (y), so long as the Administrative Agent reasonably agrees that such modification is favorable to the applicable Lenders. In connection with any Extension Amendment, the Borrower shall, if reasonably requested by the Administrative Agent, deliver customary reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that such Extended Term Loans and/or Extended Revolving Commitments are provided with the benefit of the applicable Loan Documents.

(5) Notwithstanding anything to the contrary contained in this Agreement, on any date on which any Existing Term Loan Class and/or Existing Revolving Class is converted or exchanged to extend the related scheduled maturity date(s) in accordance with paragraphs (1) and (2) of this Section 2.16, in the case of the existing Term Loans or Revolving Commitments, as applicable, of each Extending Lender, the aggregate principal amount of such existing Loans shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Term Loans and/or Extended Revolving Commitments, respectively, so converted or exchanged by such Lender on such date, and the Extended Term Loans and/or Extended Revolving Commitments shall be established as a separate Class of Loans, except as otherwise provided under Sections 2.16(1) and (2). Subject to the provisions of Section 2.03(12) and 2.04(7) in connection with Letters of Credit and Swing Line Loans, respectively, which mature or expire after a Maturity Date at any time Extended Revolving Commitments with a later Maturity Date are outstanding, all Letters of Credit and Swing Line Loans shall be participated on a pro rata basis by each Lender with a Revolving Commitment in accordance with its percentage of the Revolving Commitments existing on the date of the Extension of such Extended Revolving Commitments (and except as provided in Section 2.03(12) and Section 2.04(7), without giving effect to changes thereto on an earlier Maturity Date with respect to Letters of Credit and Swing Line Loans theretofore incurred or issued).

(6) In the event that the Administrative Agent determines in its sole discretion that the allocation of Extended Term Loans and/or Extended Revolving Commitments of a given Extension Series to a given Lender was incorrectly determined as a result of manifest administrative error in the receipt and processing of an Extension Election timely submitted by such Lender in accordance with the procedures set forth in the applicable Extension Amendment, then the Administrative Agent, the Borrower and such affected Lender may (and hereby are authorized to), in their sole discretion and without the consent of any other Lender, enter into an amendment to this Agreement and the other Loan Documents (each, a “Corrective Extension Amendment”) within 15 days following the effective date of such Extension Amendment, as the case may be, which Corrective Extension Amendment shall (i) provide for the conversion or exchange and extension of Term Loans under the Existing Term Loan Class, or of Revolving Commitments under the Existing Revolving Class, in either case, in such amount as is required to cause such Lender to hold Extended Term Loans or Extended Revolving Commitments, as applicable, of the applicable Extension Series into which such other Term Loans or Revolving Commitments were initially converted or exchanged, as the case may be, in the amount such Lender would have held had such administrative error not occurred and had such Lender received the minimum allocation of the applicable Loans or Commitments to which it was entitled under the terms of such Extension Amendment, in the absence of such error, (ii) be subject to the satisfaction of such conditions as the Administrative Agent, the Borrower and such Extending Term Lender or Extending Revolving Lender, as applicable, may agree, and (iii) effect such other amendments of the type (with appropriate reference and nomenclature changes) described in the penultimate sentence of Section 2.16(4).

(7) No conversion or exchange of Loans or Commitments pursuant to any Extension Amendment in accordance with this Section 2.16 shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

(8) This Section 2.16 shall supersede any provisions in Section 2.12, 2.13 or 10.01 to the contrary. For the avoidance of doubt, any of the provisions of this Section 2.16 may be amended with the consent of the Required Lenders.

SECTION 2.17. Defaulting Lenders.

(1) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(a) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove of any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

(b) Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the relevant Issuing Banks or Swing Line Lender hereunder; third, if so determined by the Administrative Agent or requested by the relevant Issuing Banks or Swing Line Lender, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Letter of Credit or Swing Line Loan; fourth, as the Borrower may request (so long as no Default has occurred and is continuing), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders or the relevant Issuing Banks or Swing Line Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the relevant Issuing Banks against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default has occurred and is continuing, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (i) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which that Defaulting Lender has not fully funded its appropriate share and (ii) such Loans or L/C Borrowings were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Borrowings owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Borrowings owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.17(1)(b) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(c) Certain Fees. That Defaulting Lender (i) shall not be entitled to receive any commitment fee pursuant to Section 2.09(1) or Section 2.09(2) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (ii) shall be limited in its right to receive Letter of Credit fees as provided in Section 2.03(8).

(d) Reallocation of Applicable Percentages to Reduce Fronting Exposure. During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each Non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit or Swing Line Loans pursuant to Section 2.03 and Section 2.04, respectively, the “Applicable Percentage” of each Non-

Defaulting Lender’s Revolving Loans and L/C Obligations shall be computed without giving effect to the Commitment of that Defaulting Lender; provided that the aggregate obligation of each Non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit or Swing Line Loans shall not exceed the positive difference, if any, of (i) the Revolving Commitment of that Non-Defaulting Lender minus (ii) the aggregate Outstanding Amount of the Revolving Loans of that Non-Defaulting Lender. Subject to Section 10.26, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(e) Used Fee Allocation. If all or any portion of such Defaulting Lender’s participation in L/C Obligations is neither reallocated nor cash collateralized pursuant to clause (d) above, then, without prejudice to any rights or remedies of the Administrative Agent, the Issuing Bank or any other Lender hereunder, all unused line fees that otherwise would have been payable to such Defaulting Lender (solely with respect to such Defaulting Lender’s Pro Rata Share of its Revolving Commitment that was utilized for such L/C Obligations) and letter of credit fees payable under Section 2.03(8) with respect to such Defaulting Lender’s Pro Rata Share of the L/C Obligations shall be payable to the Issuing Bank until and to the extent that such Defaulting Lender’s Pro Rata Share of the L/C Obligations is reallocated and/or cash collateralized.

(f) Obligation to Issue Letters of Credit. So long as any Lender that holds a participation in any L/C Obligation is a Defaulting Lender, no Issuing Bank shall be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulted Lender’s Pro Rata Share of the then outstanding participation in L/C Obligations will be one hundred percent (100%) covered by the Revolving Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the Borrower, all in accordance with and as set forth in this Section 2.17(1)(f) or Section 2.03(7), and participating interests in any newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with this Section 2.17(1) (and such Defaulting Lender shall not participate therein).

(2) Defaulting Lender Cure. If the Borrower, the Administrative Agent, the Swing Line Lender and the Issuing Banks agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Revolving Loans and funded and unfunded participations in Letters of Credit and Swing Line Loans to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages (without giving effect to Section 2.17(1)(d)), whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; provided further that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

SECTION 2.18. Prepayment Premium. In the event that, on or prior to the third anniversary of the Closing Date, the Term Loans are (a) voluntarily prepaid pursuant to Section 2.05(1) or Section 10.01(2), (b) mandatorily prepaid pursuant to Section 2.05(2)(d) or (c) accelerated in accordance with Section 8.02 or otherwise become due prior to the Maturity Date as a result of an Event of Default, in each case, the Borrower shall pay a premium in an amount equal to the Prepayment Premium for the amount of Term Loans being prepaid or repaid, in each case to the Administrative Agent for the ratable account of each applicable Lender. If the Term Loans are accelerated or otherwise become due prior to their maturity date, in each case, as a result of an Event of Default (including upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the amount of principal of and premium on the Term Loans that becomes due and payable shall equal 100% of the principal amount of the Term Loans plus the Prepayment Premium in effect on the date of such acceleration or such other prior due date, as if such acceleration or other occurrence were a voluntary prepayment of the Term Loans accelerated or otherwise becoming due. Without limiting the generality of the foregoing, it is understood and agreed that if the Term Loans are accelerated or otherwise become due prior to their maturity date, in each case, in respect of any Event of Default (including upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the Prepayment Premium applicable with respect to a voluntary prepayment of the Term Loans on the applicable date of acceleration will also be due and payable on the date of such acceleration or such other prior due date as though the Term Loans were voluntarily prepaid as of such date and shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Lender’s loss as a result thereof. Any premium payable above shall be presumed to be the liquidated damages sustained by each Lender and the Borrower agrees that it is reasonable under the circumstances currently existing. THE BORROWER EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE PREPAYMENT PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Borrower expressly agrees (to the fullest extent it may lawfully do so) that: (A) the Prepayment Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Prepayment Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Lenders and the Borrower giving specific consideration in this transaction for such agreement to pay the Prepayment Premium; and (D) the Borrower shall be estopped hereafter from claiming differently than as agreed to in this paragraph.

ARTICLE III

Taxes, Increased Costs Protection and Illegality

SECTION 3.01. Taxes.

(1) Except as required by applicable Law, all payments by or on account of any Loan Party to or for the account of any Agent or any Lender under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes.

(2) If any Loan Party or any other applicable withholding agent is required by applicable Law to make any deduction or withholding on account of any Taxes from any sum paid or payable by or on account of any Loan Party to or for the account of any Lender or Agent under any of the Loan Documents:

(a) the applicable Loan Party shall notify the Administrative Agent of any such requirement or any change in any such requirement as soon as such Loan Party becomes aware of it;

(b) the applicable Loan Party or other applicable withholding agent shall make such deduction or withholding and pay to the relevant Governmental Authority any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on any Loan Party) for such Loan Party’s account or (if that liability is imposed on the Lender or Agent) on behalf of and in the name of the relevant Lender or Agent (as applicable);

(c) if such Tax is a Non-Excluded Tax or Other Tax, the sum payable by any Loan Party to such Lender or Agent (as applicable) shall be increased by such Loan Party to the extent necessary to ensure that, after the making of any required deduction or withholding for Non-Excluded Taxes or Other Taxes (including any deductions or withholdings for Non-Excluded Taxes or Other Taxes attributable to any payments required to be made under this Section 3.01), such Lender (or, in the case of any payment made to the Administrative Agent for its own account, the Administrative Agent) receives on the due date a net sum equal to what it would have received had no such deduction or withholding been required or made; and

(d) within thirty days after paying any sum from which it is required by Law to make any deduction or withholding, and within thirty days after the due date of payment of any Tax which it is required by clause (b) above to pay (or, in each case, as soon as reasonably practicable thereafter), the Borrower shall deliver to the Administrative Agent evidence reasonably satisfactory to the other affected parties of such deduction or withholding and of the remittance thereof to the relevant Governmental Authority.

(3) Status of Lender. Each Lender shall, at such times as are reasonably requested by the Borrower or the Administrative Agent, provide the Borrower and the Administrative Agent with any documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent certifying as to any entitlement of such Lender to an exemption from, or reduction in, withholding tax with respect to any payments to be made to such Lender under any Loan Document. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each such Lender shall, whenever a lapse in time or change in circumstances renders any such documentation (including any specific documentation required below in this Section 3.01(3)) obsolete, expired or inaccurate in any respect, deliver promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the Borrower or the Administrative Agent) or promptly notify the Borrower and Administrative Agent of its legal ineligibility to do so. Notwithstanding anything to the contrary in the preceding three sentences, the completion, execution and submission of such documentation (other than such documentation set forth in clauses (a), (b)(i) through (b)(iv) and (c) of this Section 3.01(3)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal position of such Lender.

Without limiting the foregoing:

(a) Each U.S. Lender shall deliver to the Borrower and the Administrative Agent on or before the date on which it becomes a party to this Agreement two properly completed and duly signed copies of IRS Form W-9 (or successor form) certifying that such Lender is exempt from U.S. federal backup withholding.

(b) Each Foreign Lender shall deliver to the Borrower and the Administrative Agent on or before the date on which it becomes a party to this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent) whichever of the following is applicable:

(i) two properly completed and duly signed copies of IRS Form W- 8BEN or W-8BEN-E (or any successor forms) claiming eligibility for the benefits of an income Tax treaty to which the United States is a party, and such other documentation as required under the Code,

(ii) two properly completed and duly signed copies of IRS Form W- 8ECI (or any successor forms),

(iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 871(h) or Section 881(c) of the Code, (A) two properly completed and duly signed certificates substantially in the form of Exhibit H (any such certificate, a “United States Tax Compliance Certificate”) and (B) two properly completed and duly signed copies of IRS Form W-8BEN or W-8BEN-E (or any successor forms),

(iv) to the extent a Foreign Lender is not the beneficial owner of an interest in a Loan or Commitment hereunder (for example, where such Foreign Lender is a partnership or a participating Lender), two properly completed and duly signed copies of IRS Form W-8IMY (or any successor forms) of such Foreign Lender, accompanied by an IRS Form W-8ECI, Form W-8BEN or W-8BEN-E, United States Tax Compliance Certificate, Form W-9, Form W-8IMY and any other required information (or any successor forms) from each beneficial owner that would be required under this Section 3.01(3) if such beneficial owner were a Lender, as applicable (provided that, if a Lender is a partnership (and not a participating Lender) and if one or more beneficial owners are claiming the portfolio interest exemption, the United States Tax Compliance Certificate may be provided by such Foreign Lender on behalf of such beneficial owner(s)), or

(v) two properly completed and duly signed copies of any other documentation prescribed by applicable U.S. federal income Tax laws (including the Treasury Regulations) as a basis for claiming a complete exemption from, or a reduction in, U.S. federal withholding tax on any payments to such Lender under the Loan Documents.

(c) If a payment made to a Lender under any Loan Document would be subject to Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Sections 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this paragraph (c), the term “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

For the avoidance of doubt, if a Lender is an entity disregarded from its owner for U.S. federal income tax purposes, references to the foregoing documentation are intended to refer to documentation with respect to such Lender’s owner and, as applicable, such Lender.

Notwithstanding any other provision of this Section 3.01(3), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver. Each Lender hereby authorizes the Administrative Agent to deliver to the Loan Parties and to any successor Administrative Agent any documentation provided by such Lender to the Administrative Agent pursuant to this Section 3.01(3).

(4) Without duplication of other amounts payable by the Borrower pursuant to Section 3.01(2) or Section 3.01(5), the Borrower shall pay any Other Taxes if that liability is imposed on the Borrower to the relevant Governmental Authority in accordance with applicable law.

(5) The Loan Parties shall, jointly and severally, indemnify a Lender or the Administrative Agent (each a “Tax Indemnitee”), within 10 days after written demand therefor, for the full amount of any Non-Excluded Taxes paid or payable by such Tax Indemnitee on or attributable to any payment under or with respect to any Loan Document, and any Other Taxes payable by such Tax Indemnitee (including Non-Excluded Taxes or Other Taxes imposed on or attributable to amounts payable under this Section 3.01) (other than any interest, penalties and other costs determined by a final and non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Tax Indemnitee), whether or not such Taxes were correctly or legally imposed or asserted by the Governmental Authority; provided that if the Borrower reasonably believes that such Taxes were not correctly or legally asserted, such Tax Indemnitee will use reasonable efforts to cooperate with the Borrower to obtain a refund of such Taxes (which shall be repaid to the Borrower in accordance with Section 3.01(6)) so long as such efforts would not, in the sole determination of such Tax Indemnitee, result in any additional out-of-pocket costs or expenses not reimbursed by such Loan Party or be otherwise disadvantageous to such Tax Indemnitee. A certificate as to the amount of such payment or liability prepared in good faith and delivered by the Tax Indemnitee or by the Administrative Agent on behalf of another Tax Indemnitee, shall be conclusive absent manifest error.

(6) If and to the extent that a Tax Indemnitee, in its sole discretion (exercised in good faith), determines that it has received a refund (whether received in cash or applied as a credit against any other cash Taxes payable) of any Non-Excluded Taxes or Other Taxes in respect of which it has received indemnification payments or additional amounts under this Section 3.01, then such Tax Indemnitee shall pay to the relevant Loan Party the amount of such refund, net of all out-of-pocket expenses of the Tax Indemnitee (including any Taxes imposed with respect to such refund), and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Loan Party, upon the request of the Tax Indemnitee, agrees to repay the amount paid over by the Tax Indemnitee (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Tax Indemnitee to the extent the Tax Indemnitee is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3.01(6), in no event will the Tax Indemnitee be required to pay any amount to a Loan Party pursuant to this Section 3.01(6) the payment of which would place the Tax Indemnitee in a less favorable net after-Tax position than the Tax Indemnitee would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require a Tax Indemnitee to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to any Loan Party or any other Person.

(7) The agreements in this Section 3.01 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(8) For the avoidance of doubt, for purposes of this Section 3.01, the term “Lender” includes any Issuing Bank and any Swing Line Lender.

SECTION 3.02. Illegality. If any Lender reasonably determines that any Change in Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the Eurodollar Rate, or to determine or charge interest rates based upon the Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on written notice thereof by such Lender to the Borrower through the Administrative Agent, (1) any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended, and (2) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Eurodollar Rate component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be reasonably determined by the Administrative Agent without reference to the Eurodollar Rate component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (a) the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans and shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurodollar Rate component of the Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans and (b) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Eurodollar Rate component of the Base Rate with respect to any Base Rate Loans, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Eurodollar Rate component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Eurodollar Rate. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

SECTION 3.03. Inability to Determine Rates. If the Administrative Agent (in the case of clause (a) or (b) below) or the Required Lenders (in the case of clause (c) below) reasonably determine that for any reason in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that:

(a) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan,

(b) adequate and reasonable means do not exist for determining the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan or in connection with an existing or proposed Base Rate Loan, or

(c) the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan,

the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, (i) the obligation of the Lenders to make or maintain Eurodollar Rate Loans shall be suspended, and (ii) in the event of a determination described in the preceding sentence with respect to the Eurodollar Rate component of the Base Rate, the utilization of the Eurodollar Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

SECTION 3.04. Increased Cost and Reduced Return; Capital Adequacy; Reserves on Eurodollar Rate Loans.

(1) Increased Costs Generally. If any Change in Law shall:

(a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes or Other Taxes covered by Section 3.01 and any Excluded Taxes); or

(c) impose on any Lender or the London interbank market any other condition, cost or expense (other than with respect to Taxes) affecting this Agreement or Eurodollar Rate Loans made by such Lender that is not otherwise accounted for in the definition of “Eurodollar Rate” or this clause (1);

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any Loan) or to increase the cost to such Lender of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or any other amount) then, from time to time within fifteen (15) days after demand by such Lender setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent), the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered; provided that such amounts shall only be payable by the Borrower to the applicable Lender under this Section 3.04(1) so long as such Lender certifies that it is such Lender’s general policy or practice to demand compensation in similar circumstances under comparable provisions of other financing agreements.

(2) Capital Requirements. If any Lender reasonably determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by it, or participations in or issuance of Letters of Credit by such Lender, to a level below that which such Lender or such Lender’s holding company, as the case may be, could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time upon demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent), the Borrower will pay to such Lender additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered; provided that such amounts shall only be payable by the Borrower to the applicable Lender under this Section 3.04(2) so long as it is such Lender’s general policy or practice to demand compensation in similar circumstances under comparable provisions of other financing agreements.

(3) Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (1) or (2) of this Section 3.04 and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender, as the case may be, the amount shown as due on any such certificate within fifteen (15) days after receipt thereof.

SECTION 3.05. Funding Losses. Upon written demand of any Lender (with a copy to the Administrative Agent) from time to time, which demand shall set forth in reasonable detail the basis for requesting such amount, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense (excluding loss of anticipated profits or margin) actually incurred by it as a result of:

(1) any continuation, conversion, payment or prepayment of any Eurodollar Rate Loan on a day prior to the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(2) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Eurodollar Rate Loan on the date or in the amount notified by the Borrower; or

(3) any assignment of a Eurodollar Rate Loan on a day prior to the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 3.07; including any loss or expense (excluding loss of anticipated profits or margin) actually incurred by reason of the liquidation or reemployment of funds obtained by it to maintain such Eurodollar Rate Loan or from fees payable to terminate the deposits from which such funds were obtained.

Notwithstanding the foregoing, no Lender may make any demand under this Section 3.05 with respect to the “floor” specified in the proviso to the definition of “Eurodollar Rate”.

SECTION 3.06. Matters Applicable to All Requests for Compensation.

(1)    Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the good faith judgment of such Lender such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (b) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material economic, legal or regulatory respect.

(2)    Suspension of Lender Obligations. If any Lender requests compensation by the Borrower under Section 3.04, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue Eurodollar Rate Loans from one Interest Period to another Interest Period, or to convert Base Rate Loans into Eurodollar Rate Loans until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.06(3) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(3)    Conversion of Eurodollar Rate Loans. If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Section 3.02, 3.03 or 3.04 hereof that gave rise to the conversion of such Lender’s Eurodollar Rate Loans no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when Eurodollar Rate Loans made by other Lenders, as applicable, are outstanding, such Lender’s Base Rate Loans shall be automatically converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding Eurodollar Rate Loans to the extent necessary so that, after giving effect thereto, all Loans of a given Class held by the Lenders of such Class holding Eurodollar Rate Loans and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Pro Rata Shares.

(4)    Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of Section 3.01 or 3.04 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of Section 3.01 or 3.04 for any increased costs incurred or reductions suffered more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the event giving rise to such claim and of such Lender’s intention to claim compensation therefor (except that, if the circumstance giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof).

SECTION 3.07. Replacement of Lenders under Certain Circumstances. If (1) any Lender requests compensation under Section 3.04 or ceases to make Eurodollar Rate Loans as a result of any condition described in Section 3.02 or Section 3.04, (2) the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 or 3.04, (3) any Lender is a Non-Consenting Lender in accordance with the provisions of this Section 3.07, (4) any Lender becomes a Defaulting Lender or (5) any other circumstance exists hereunder that gives the Borrower the right to replace a Lender as a party hereto, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent,

(a)    require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.07), all of its interests, rights and obligations under this Agreement (or, with respect to clause (3) above, all of its interests, rights and obligations with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver, or amendment, as applicable) and the related Loan Documents to one or more Eligible Assignees that shall assume such obligations (any of which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i)    the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.07(b)(iv);

(ii)    such Lender shall have received payment of an amount equal to the applicable outstanding principal of its Loans at par, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05 that would otherwise be owed in connection therewith) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii)    such Lender being replaced pursuant to this Section 3.07 shall (I) execute and deliver an Assignment and Assumption with respect to all, or a portion, as applicable, of such Lender’s Commitment and outstanding Loans and participations in L/C Obligations and Swing Line Loans and (II) deliver any Notes evidencing such Loans to the Borrower or Administrative Agent (or a lost or destroyed note indemnity in lieu thereof); provided that the failure of any such Lender to deliver such Notes shall not render such sale and purchase (and the corresponding assignment) invalid and such assignment shall be recorded in the Register and the Notes shall be deemed to be canceled upon such failure; provided, further, that, in connection with any such replacement, if any such Lender being replaced pursuant to this Section 3.07 does not execute and deliver to the Administrative Agent a duly executed Assignment and Assumption reflecting such replacement within five (5) Business Days of the date on which the assignee Lender executes and delivers such Assignment and Assumption to such Lender being replaced pursuant to this Section 3.07, then such Lender being replaced pursuant to this Section 3.07 shall be deemed to have executed and delivered such Assignment and Assumption without any action on the part of such Lender.

(iv)    the Eligible Assignee shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification and confidentiality provisions under this Agreement, which shall survive as to such assigning Lender;

(v)    in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(vi)    such assignment does not conflict with applicable Laws;

(vii)    any Lender that acts as an Issuing Bank may not be replaced hereunder at any time when it has any Letter of Credit outstanding hereunder unless arrangements reasonably satisfactory to such Issuing Bank (including the furnishing of a back-up standby letter of credit in form and substance, and issued by an issuer, reasonably satisfactory to such Issuing Bank or the depositing of Cash Collateral into a Cash Collateral Account in amounts and pursuant to arrangements reasonably satisfactory to such Issuing Bank) have been made with respect to each such outstanding Letter of Credit; and

(viii)    the Lender that acts as Administrative Agent cannot be replaced in its capacity as Administrative Agent other than in accordance with Section 9.11, or

(b)    terminate the Commitment of such Lender and repay all Obligations of the Borrower owing to such Lender relating to the Loans and participations held by such Lender as of such termination date; provided that in the case of any such termination of the Commitment of a Non-Consenting Lender such termination shall be sufficient (together with all other consenting Lenders) to cause the adoption of the applicable consent, waiver or amendment of the Loan Documents and such termination shall, with respect to clause (3) above, be in respect of all of its interests, rights and obligations with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver and amendment.

In the event that (i) the Borrower or the Administrative Agent has requested that the Lenders consent to a departure or waiver of any provisions of the Loan Documents or agree to any amendment thereto, (ii) the consent, waiver or amendment in question requires the agreement of each Lender, all affected Lenders or all the Lenders or all affected Lenders with respect to a certain Class or Classes of the Loans/Commitments and (iii) the Required Lenders, Required Revolving Lenders or Required Facility Lenders, as applicable, have agreed to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Non-Consenting Lender.”

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

SECTION 3.08. Survival. All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments, repayment of all other Obligations hereunder and resignation of the Administrative Agent.

ARTICLE IV

Conditions Precedent to Credit Extensions

SECTION 4.01. Conditions to Credit Extensions on Closing Date. The obligation of each Lender to make a Credit Extension hereunder on the Closing Date is subject to satisfaction (or waiver) of the following conditions precedent, except as otherwise agreed between the Borrower, the Administrative Agent and the Required Lenders:

(1)    The Administrative Agent’s receipt of the following, each of which shall be originals, facsimiles or copies in ..pdf format (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (other than in the case clause (1)(e) and (1)(f) below):

    (a)    a Committed Loan Notice;

    (b)    executed counterparts of this Agreement and the Guaranty;

    (c)    each Collateral Document set forth on Schedule 4.01(1)(c) required to be executed on the Closing Date as indicated on such schedule, duly executed by each Loan Party that is party thereto;

    (d)    subject to Section 6.13(2):

    (i)    certificates, if any, representing the Pledged Collateral that is certificated equity of the Borrower and the Loan Parties’ Domestic Subsidiaries accompanied by undated stock powers executed in blank, and

    (ii)    evidence that all UCC-1 financing statements in the appropriate jurisdiction or jurisdictions for each Loan Party that the Administrative Agent and the Collateral Agent may deem reasonably necessary to satisfy the Collateral and Guarantee Requirement shall have been provided for, and arrangements for the filing thereof in a manner reasonably satisfactory to the Administrative Agent and AAL Last Out Representative shall have been made;

(e)    certificates of good standing from the secretary of state of the state of organization of each Loan Party (to the extent such concept exists in such jurisdiction), customary certificates of resolutions or other action, incumbency certificates or other certificates of Responsible Officers of each Loan Party certifying true and complete copies of the Organizational Documents attached thereto and evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party on the Closing Date;

    (f)    (i) a customary legal opinion from Kirkland & Ellis LLP, counsel to the Loan Parties, (ii) a customary legal opinion from Cleveland, Waters and Bass, PA., New Hampshire counsel to the applicable Loan Parties, (iii) a customary legal opinion from Stoel Rives LLP, Washington counsel to the applicable Loan Parties, (iv) a customary legal opinion from Clark Hill PLC, Michigan, Arizona, Nevada and Ohio counsel to the applicable Loan Parties, and (v) Husch Blackwell LLP, Missouri, Wisconsin and Georgia counsel to the applicable Loan Parties;

    (g)    a certificate of a Responsible Officer certifying that the conditions set forth in Section 4.01(5) has been satisfied;

    (h)    a solvency certificate from a Financial Officer of Holdings (after giving effect to the Transactions) substantially in the form attached hereto as Exhibit I;

    (i)    executed counterparts of the Master Agreement for Documentary Letters of Credit and the Master Agreement for Standby Letters of Credit; and

    (j)    a VCOC letter substantially in the form attached hereto as Exhibit R (the “VCOC Letter”).

provided, however, that with respect to the requirements set forth in clause (1)(d)(i) (other than (i) with respect to the Borrower or (ii) to the extent such certificate has been delivered by the Company on or prior to the Closing Date) above, such certificates, if the Borrower shall have used commercially reasonable efforts to cause the Company to deliver such certificates in respect of clause (ii) without undue burden or expense, will not constitute a condition precedent to the obligation of each Lender to make a Credit Extension hereunder on the Closing Date (provided that, to the extent such certificate is not delivered on the Closing Date, the Borrower shall provide such certificate not later than 60 days after the Closing Date (subject to extensions by the Administrative Agent, not to be unreasonably withheld)).

(2)    The Administrative Agent shall have received (i) the Annual Financial Statements, (ii) the Unaudited Financial Statements and (iii) the Pro Forma Financials; provided that the Administrative Agent hereby acknowledges receipt of each of the foregoing Annual Financial Statements, Unaudited Financial Statements and Pro Forma Financials.

(3)    To the extent reasonably requested by the Administrative Agent in writing at least ten (10) Business Days prior to the Closing Date, the Administrative Agent shall have received at least three (3) Business Days prior to the Closing Date (i) all documentation and other information in respect of the Borrower and the Guarantors required under applicable “know your customer” and anti-money laundering rules and regulations (including the USA PATRIOT Act) and (ii) if Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, then the Borrower shall have delivered to the Administrative Agent a Beneficial Ownership Certification in relation to the Borrower.

(4) The Administrative Agent and, if any Letter of Credit is to be issued on the Closing Date, the relevant Issuing Bank, shall have received a Request for Credit Extension in accordance with the requirements hereof.

(5) The Specified Representations shall be true and correct in all material respects on the Closing Date (unless such Specified Representations relate to an earlier date, in which case, such Specified Representations shall be true and correct in all material respects as of such earlier date).

(6) The Specified Acquisition Agreement Representations shall be true and correct in all material respects on the Closing Date, but only to the extent that Holdings (or any of its Affiliates) has the right (taking into account any applicable cure provisions) to terminate its (or such Affiliates’) obligations under the Acquisition Agreement, or to decline to consummate the Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such Specified Acquisition Agreement Representations.

(7) Since the date of the Acquisition Agreement, no Closing Date Material Adverse Effect shall have occurred.

(8) The Acquisition shall have been consummated, or shall be consummated substantially concurrently with the borrowing of the Closing Date Term Loans, in all material respects in accordance with the terms of the Acquisition Agreement (as in effect on April 14, 2020); provided that no provision of the Acquisition Agreement (as in effect on April 14, 2020) shall have been amended, no provision of the Acquisition Agreement shall have been waived by Holdings or any of its Affiliates, no consent shall have been given by Holdings or any of its Affiliates, in each case, in a manner materially adverse to CONA or HPS, nor shall any amendment or waiver have been made or consent given which results in a reduction in the purchase price for the Acquisition without, in each case, the consent of the Arrangers (such consent not to be unreasonably withheld, delayed or conditioned); provided, further, that (a) the Arrangers shall be deemed to have consented to such waiver, amendment or consent unless it shall object thereto within three (3) business days after receipt of written notice of such waiver, amendment or consent,

(9) no such consent shall be required in the case of any amendment, waiver or consent which results in a reduction in the purchase price for the Acquisition to the extent (i) it is first applied to reduce the Equity Contribution on a dollar-for-dollar basis until the amount of the Equity Contribution is equal to the Minimum Equity Contribution and (ii) thereafter, after giving effect to the application of the reduction of the purchase price in clause (i) above, (x) 30% of such reduction shall be applied to reduce the amount of commitments in respect of the Term Facility and (y) 70% of such reduction shall be applied to reduce the amount of the Equity Contribution; provided that the Sponsor shall control at least a majority of the total equity capitalization of Holdings on the Closing Date, (c) any increase in purchase price for the Acquisition shall not be deemed to be materially adverse to the Arrangers so long as such increase in the Equity Contribution and (d) any change to the definition of Closing Date Material Adverse Effect shall be deemed materially adverse to the Arrangers.

(10) All fees and expenses (in the case of expenses, to the extent invoiced at least two (2) Business Days prior to the Closing Date (except as otherwise reasonably agreed by the Initial Borrower)) required to be paid hereunder on the Closing Date shall have been paid, or shall be paid substantially concurrently with the initial Borrowing of the Closing Date Term Loans.

(11) The Equity Contribution shall have been consummated, or on the Closing Date substantially concurrently with the borrowing of the Closing Date Term Loans shall be consummated, and at least 37.5% of the Total Capitalization shall consist of cash provided by the Sponsor.

(12) The Closing Date Refinancing shall have been consummated or, substantially concurrently with the borrowing of the Closing Date Term Loans, shall be consummated.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

SECTION 4.02. Conditions to Credit Extensions after the Closing Date. The obligation of each Lender to honor any Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type, a continuation of Eurodollar Rate Loans or a Borrowing pursuant to any Incremental Amendment) after the Closing Date is subject to the following conditions precedent:

(1) The representations and warranties of the Borrower contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the date of such Credit Extension; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(2) No Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds therefrom.

(3) The Administrative Agent, the relevant Issuing Bank or the Swing Line Lender (as applicable) shall have received a Request for Credit Extension in accordance with the requirements hereof.

(4) Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type, a continuation of Eurodollar Rate Loans or a Borrowing pursuant to an Incremental Amendment) submitted by the Borrower after the Closing Date shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(1) and 4.02(2) have been satisfied on and as of the date of the applicable Credit Extension.

(5) Solely in respect of Credit Extensions consisting of Delayed Draw Term Loans, the First Lien Net Leverage Ratio as of the last day of the most recent Test Period shall not exceed 5.50 to 1.00 on a pro forma basis after giving effect to such Credit Extension and the use of proceeds thereof; provided, that in no event shall the proceeds of any Delayed Draw Term Loans then being incurred be netted in calculating the foregoing First Lien Net Leverage Ratio; provided, further, to the extent the proceeds of any Delayed Draw Term Loans will be used to finance a Limited Condition Transaction, at the Borrower’s election, the First Lien Net Leverage Ratio shall be tested in accordance with Sections 1.07(11) and (12).

In addition, solely to the extent the Borrower has delivered to the Administrative Agent a Notice of Intent to Cure pursuant to Section 8.04, no request for a Revolving Borrowing, a Term Borrowing, a Swing Line Loan or an issuance of a Letter of Credit shall be honored after delivery of such notice until the applicable Cure Amount specified in such notice is actually received by the Borrower (unless otherwise agreed by any Revolving Lenders or Delayed Draw Term Lenders). For the avoidance of doubt, the preceding sentence shall have no effect on the continuation or conversion of any Loans outstanding.

ARTICLE V

Representations and Warranties

The Borrower and, in respect of Sections 5.01, 5.02, 5.04, 5.06, 5.13, 5.17 and 5.20 only, Holdings, represents and warrants to the Administrative Agent and the Lenders, after giving effect to the Transactions, at the time of each Credit Extension (solely to the extent required to be true and correct for such Credit Extension pursuant to the terms hereof) or as otherwise required hereunder or under any other Loan Documents; provided that, on the Closing Date, the only representations and warranties made under this Article V shall be the Specified Representations:

SECTION 5.01. Existence, Qualification, Power and Authority; Compliance with Laws. Each Loan Party and each of its respective Subsidiaries that is a Material Subsidiary (and, in the case of clauses (4) and (5) below, each Affiliated Practice):

(1) is a Person duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (to the extent such concept exists in such jurisdiction),

(2) has all corporate or other organizational power and authority to (a) own or lease its assets and carry on its business as currently conducted and (b) in the case of the Loan Parties, execute, deliver and perform its obligations under the Loan Documents to which it is a party,

(3) is duly qualified and in good standing (to the extent such concept exists) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business as currently conducted requires such qualification,

(4) is in compliance with all applicable Laws orders, writs, injunctions and orders, and

(5) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted,

except, in each case referred to in the preceding clauses (1) (with respect to the good standing of a Person other than the Borrower or Holdings), (2)(a), (3), (4) or (5), to the extent that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.02. Authorization; No Contravention.

(1) The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party have been duly authorized by all necessary corporate or other organizational action.

(2) None of the execution, delivery and performance by each Loan Party of each Loan Document, and in the case of clause (a) below, the incurrence of Indebtedness and granting of security interests and guarantees thereunder, as applicable, to which such Person is a party will:

(a) contravene the terms of any of such Person’s Organizational Documents,

(b) result in any breach or contravention of, or the creation of any Lien upon any of the property or assets of such Person or any of the Subsidiaries (other than as permitted by Section 7.01) under (i) any Contractual Obligation evidencing Indebtedness having an aggregate principal amount in excess of the Threshold Amount to which such Loan Party is a party or affecting such Loan Party or the properties of such Loan Party or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Loan Party or its property is subject, or

(c) violate any applicable Law,

except with respect to any breach, contravention or violation (but not creation of Liens) referred to in the preceding clauses (b) and (c), to the extent that such breach, contravention or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.03. Governmental and Third Party Authorization.

(1) No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or other third party is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, except for:

(a) filings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties,

(b) the approvals, consents, exemptions, authorizations, actions, notices and filings that have been duly obtained, taken, given or made and are in full force and effect (except to the extent not required to be obtained, taken, given or made or in full force and effect pursuant to the Collateral and Guarantee Requirement), and

(c) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(2) Each of the Borrower’s, its Subsidiaries’ and Affiliated Practices’ employees and contractors providing professional medical services to patients is, and has at all times been, while serving in such capacity under employment of or contract with the Borrower, its Subsidiaries or Affiliated Practices (i) duly licensed and certified (as and where required) by each regulatory body having jurisdiction over services rendered by such Person and (ii) eligible (as and where required) to participate in Governmental Programs, except to the extent that such failure to be licensed, certified or eligible, as the case may be, would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

SECTION 5.04. Binding Effect. This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party hereto or thereto, as applicable. Each Loan Document constitutes a legal, valid and binding obligation of each Loan Party that is party thereto, enforceable against each such Loan Party in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws, by general principles of equity and principles of good faith and fair dealing.

SECTION 5.05. Financial Statements; No Material Adverse Effect.

(1) The Annual Financial Statements and the Unaudited Financial Statements fairly present in all material respects the financial condition of TopCo (as defined in the Acquisition Agreement) and the Group Companies (as defined in the Acquisition Agreement), in each case, as of the date(s) thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the periods covered thereby, (i) except as otherwise expressly noted therein and (ii) subject, in the case of the Unaudited Financial Statements, to changes resulting from normal year-end adjustments and the absence of footnotes.

(a) The unaudited pro forma consolidated balance sheet and related pro forma unaudited consolidated statement of income of the Borrower and its Subsidiaries as of March 31, 2020, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of the balance sheet) or at the beginning of such period (in the case of such other financial statements) (the “Pro Forma Financials”), copies of which have heretofore been furnished to the Administrative Agent, have been prepared in good faith, based on assumptions believed by the Borrower to be reasonable as of the date of delivery thereof, and presents fairly in all material respects on a pro forma basis the estimated financial position of Company and its Subsidiaries as of March 31, 2020.

(2) Since the Closing Date, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

(3) The forecasts of consolidated statements of income of the Company and its Subsidiaries for each fiscal year ending after the Closing Date until the fifth anniversary of the Closing Date, copies of which have been furnished to the Administrative Agent prior to the Closing Date, when taken as a whole, have been prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable at the time made and at the time the forecasts are delivered, it being understood that:

(a) no forecasts are to be viewed as facts,

(b) all forecasts are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties, the Sponsor or any Co-Sponsor,

(c) no assurance can be given that any particular forecasts will be realized and

(d) actual results may differ and such differences may be material.

SECTION 5.06. Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, overtly threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against Holdings, the Borrower or any of the Subsidiaries or any Affiliated Practice that would reasonably be expected to have a Material Adverse Effect.

SECTION 5.07. Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (1) there are no strikes or other labor disputes against the Borrower or the Subsidiaries pending or, to the knowledge of the Borrower, threatened in writing and (2) hours worked by and payment made based on hours worked to employees of each of the Borrower or the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Laws dealing with wage and hour matters.

SECTION 5.08. Ownership of Property; Liens. Each Loan Party and each of its respective Subsidiaries has good and valid record title in fee simple to, or valid leasehold interests in, or easements or other limited property interests in, all real property necessary in the ordinary conduct of its business, free and clear of all Liens except for Liens permitted by Section 7.01 and except where the failure to have such title or other interest would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the Closing Date, no Material Real Property is owned by any Loan Party or any of their respective Subsidiaries.

SECTION 5.09. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) each Loan Party and each of its Subsidiaries and their respective operations and properties is in compliance with all applicable Environmental Laws; (b) each Loan Party and each of its Subsidiaries has obtained and maintained all Environmental Permits required to conduct their operations; (c) none of the Loan Parties or any of their respective Subsidiaries is subject to any pending or, to the knowledge of the Borrower, threatened Environmental Claim in writing or Environmental Liability and (d) none of the Loan Parties or any of their respective Subsidiaries or predecessors has treated, stored, transported or Released or arranged for a Release of Hazardous Materials at or from any currently or formerly owned, leased or operated real estate or facility which could reasonably be expected to give rise to any Environmental Liability for any Loan Party or any Subsidiary, and (e) to the knowledge of any Loan Party or any Subsidiary, there are no occurrences, facts, circumstances or conditions which could reasonably be expected to give rise to an Environmental Claim.

SECTION 5.10. Taxes. Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Loan Party and each of its Subsidiaries has timely filed all tax returns and reports required to be filed, and has timely paid all Taxes (including satisfying its withholding tax obligations) levied or imposed on its properties, income or assets (whether or not shown in a tax return), except those which are being contested in good faith by appropriate actions diligently taken and for which adequate reserves have been provided in accordance with GAAP. There is no proposed Tax assessment, deficiency or other claim against any Loan Party or any of its Subsidiaries except (i) those being actively contested by a Loan Party or such Subsidiary in good faith and by appropriate actions diligently taken and for which adequate reserves have been provided in accordance with GAAP or (ii) those which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 5.11. ERISA Compliance.

(1) Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Plan is in compliance with the applicable provisions of ERISA, the Code and other federal or state Laws.

(2) (a) No ERISA Event has occurred or is reasonably expected to occur and (b) none of the Loan Parties or any of their respective ERISA Affiliates has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA, except, with respect to each of the foregoing clauses of this Section 5.11(2), as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

SECTION 5.12. Subsidiaries.

(1) As of the Closing Date, after giving effect to the Transactions, all of the outstanding Equity Interests in the Borrower and its Subsidiaries have been validly issued and are fully paid and (if applicable) non-assessable, and all Equity Interests that constitute Collateral owned by Holdings in the Borrower, and by the Borrower or any Subsidiary Guarantor in any of their respective Subsidiaries are owned free and clear of all Liens of any person except (a) those Liens created under the Collateral Documents and (b) any non-consensual Lien that is permitted under Section 7.01.

(2) As of the Closing Date, Schedule 5.12 sets forth:

(a) the name and jurisdiction of organization of each Subsidiary, and

(b) the ownership interests of Holdings in the Borrower and of the Borrower and any Subsidiary of the Borrower in each Subsidiary, including the percentage of such ownership.

SECTION 5.13. Margin Regulations; Investment Company Act.

(1) As of the Closing Date, none of the Collateral is Margin Stock. No Loan Party is engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States), or extending credit for the purpose of purchasing or carrying Margin Stock, and no proceeds of any Borrowings will be used for any purpose that violates Regulation U.

(2) No Loan Party is required to be registered as an “investment company” under the Investment Company Act of 1940.

SECTION 5.14. Disclosure. As of the Closing Date (with respect to information provided by or relating to the Company and its Subsidiaries, to the best of the Borrower’s knowledge), none of the written information and written data heretofore or contemporaneously furnished in writing by or on behalf of the Borrower or any Subsidiary Guarantor to any Agent or any Lender on or prior to the Closing Date in connection with the Transactions, when taken as a whole, contains any material misstatement of fact or omits to state any material fact necessary to make such written information and written data taken as a whole, in the light of the circumstances under which it was delivered, not materially misleading (after giving effect to all modifications and supplements to such written information and written data, in each case, furnished after the date on which such written information or such written data was originally delivered and prior to the Closing Date); it being understood that for purposes of this Section 5.14, such written information and written data shall not include any projections, pro forma financial information, financial estimates, forecasts and forward-looking information or information of a general economic or general industry nature.

SECTION 5.15. Intellectual Property; Licenses, etc. The Borrower and the Subsidiaries have good and marketable title to, or a valid license or right to use, all patents, patent rights, trademarks, service marks, trade names, copyrights, technology, software, know-how, database rights and other intellectual property rights (collectively, “IP Rights”) that to the knowledge of the Borrower are reasonably necessary for the operation of their respective businesses as currently conducted, except where the failure to have any such rights, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, the operation of the respective businesses of the Borrower or any Subsidiary of the Borrower as currently conducted does not infringe upon, dilute, misappropriate or violate any IP Rights held by any Person except for such infringements, dilutions, misappropriations or violations, individually or in the aggregate, that would not reasonably be expected to have a Material Adverse Effect. No claim or litigation regarding any IP Rights is pending or, to the knowledge of the Borrower, threatened in writing against any Loan Party or Subsidiary, that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

SECTION 5.16. Solvency. On the Closing Date after giving effect to the Transactions, the Borrower and the Subsidiaries, on a consolidated basis, are Solvent.

SECTION 5.17. USA PATRIOT Act; Anti-Terrorism Laws. To the extent applicable, each of the Borrower, the Subsidiaries and the Affiliated Practices are in compliance, in all material respects, with (i) the USA PATRIOT Act, (ii) the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and (iii) the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706) and the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other applicable enabling legislation or executive order relating thereto. Neither Holdings, the Borrower nor any Subsidiary nor, to the knowledge of the Borrower, any director, officer or employee of Holdings, the Borrower or any of the Subsidiaries, is currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) (such sanctions, “Sanctions”). No proceeds of the Loans will be used by Holdings, the Borrower or any Subsidiary directly or, to the knowledge of the Borrower, indirectly, for the purpose of financing activities of or with any Person, or in any country, that, at the time of such financing, is the subject of any Sanctions, except to the extent licensed or otherwise approved by OFAC.

SECTION 5.18. Collateral Documents. Except as otherwise contemplated hereby or under any other Loan Documents and subject to limitations set forth in the Collateral and Guarantee Requirement, the provisions of the Collateral Documents, together with such filings and other actions required to be taken hereby or by the applicable Collateral Documents (including the delivery to Collateral Agent of any Pledged Collateral required to be delivered pursuant hereto or the applicable Collateral Documents), are effective to create in favor of the Collateral Agent for the benefit of the Secured Parties a legal, valid, perfected and enforceable first priority Lien (subject to Liens permitted by Section 7.01) on all right, title and interest of the respective Loan Parties in the Collateral described therein.

Notwithstanding anything herein (including this Section 5.18) or in any other Loan Document to the contrary, no Loan Party makes any representation or warranty as to (A) the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any Foreign Subsidiary, or as to the rights and remedies of the Agents or any Lender with respect thereto, under foreign Law, (B) the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest to the extent such pledge, security interest, perfection or priority is not required pursuant to the Collateral and Guarantee Requirement, (C) on the Closing Date and until required pursuant to Section 4.01, 6.11 or 6.13, the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or enforceability of any pledge or security interest to the extent not required on the Closing Date pursuant to Section 4.01 or (D) any Excluded Assets.

SECTION 5.19. HIPAA. None of the Borrower, any Subsidiary or any Affiliated Practice has engaged in any activities that are prohibited under HIPAA, or any comparable state Law, except for such activities that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.20. Regulatory Matters.

(1) Compliance with Health Care Laws. Each Loan Party and its Subsidiaries is in compliance in all material respects with all Health Care Laws applicable to it and its assets, business or operations, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(2) Permits. Each Loan Party and its Subsidiaries holds in full force and effect (without default, violation or non-compliance) all licenses and permits necessary for it to own, lease, sublease or operate its assets or to conduct its business and operations as presently conducted, except to the extent that lack of any licenses and permits (or such default, violation or non-compliance) would not reasonably be expected to have a Material Adverse Effect.

(3) Exclusion. Other than as disclosed to the Administrative Agent in writing, none of the Loan Parties, their Subsidiaries nor any owners, officers or directors or any “person” with an “ownership or control interest” in any of the foregoing (as that phrase is defined in 42 C.F.R. § 420.201), has (i) been excluded from any Governmental Program or had a civil monetary penalty assessed pursuant to 42 U.S.C. § 1320a-7; (ii) been convicted (as that term is defined in 42 C.F.R. § 1001.2) of any offense described in 42 U.S.C. § 1320a-7b or in 18 U.S.C. §§ 669, 1035, 1347 or 1518 or (iii) been named in a complaint filed or any other action taken pursuant to the federal False Claims Act, 31 U.S.C. § 3729 et seq., in each case , except where such would not reasonably be expected to have a Material Adverse Effect.

(4) Corporate Integrity Agreement. Other than as disclosed to the Administrative Agent in writing, none of the Loan Parties, their Subsidiaries, nor any owner, officer, director, partner, agent or managing employee of the foregoing, is a party to or bound by any individual integrity agreement, corporate integrity agreement, corporate compliance agreement, deferred prosecution agreement, or other formal or informal agreement with any Governmental Authority concerning compliance with Health Care Laws, in each case, except where such would not reasonably be expected to have a Material Adverse Effect.

(5) Third Party Payor Authorizations. Each Loan Party, its Subsidiaries and each Affiliated Practice holds all Third Party Payor Authorizations necessary to participate in and be reimbursed by all Third Party Payor Programs in which any Loan Party, its Subsidiaries or any Affiliated Practice participates, except where the failure to hold such Third Party Payor Authorizations, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of any Loan Party, there is no investigation, audit, claim review, or other action pending or threatened, which could result in a suspension, revocation, termination, restriction, limitation, modification or non-renewal of any Third Party Payor Authorization or result in any Loan Party’s, any of its Subsidiaries’ or any Affiliated Practice’s exclusion from any Third Party Payor Program, except where such investigation, audit, claim, review or other action, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

ARTICLE VI

Affirmative Covenants

So long as the Termination Conditions have not been satisfied, the Borrower shall (and, with respect to Sections 6.05(1) and 6.11 only, Holdings shall), and shall (except in the case of the covenants set forth in Sections 6.01, 6.02 and 6.03) cause each of the Subsidiaries to:

SECTION 6.01. Financial Statements. Deliver to the Administrative Agent for prompt further distribution by the Administrative Agent to each Lender (subject to the limitations on distribution of any such information to Public Lenders as described in Section 6.02) each of the following:

(1) within one hundred and fifty (150) days after the end of the fiscal year of the Borrower ending December 31, 2020 and within one hundred and twenty (120) days after the end of each fiscal year of the Borrower ending thereafter, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year (with respect to the fiscal year ending December 31, 2020, at the election of the Borrower, such financial statements may be audited for the period from the Closing Date to the last day of such fiscal year), and the related consolidated statements of income and cash flows for such fiscal year, together with related notes thereto, setting forth in each case in comparative form the figures for the previous fiscal year, in reasonable detail and all prepared in accordance with GAAP, audited and accompanied by a report and opinion of an independent registered public accounting firm of nationally recognized standing or another accounting firm reasonably acceptable to the Administrative Agent and the AAL Last Out Representative (provided that CliftonLarsonAllen LLP shall be reasonably acceptable), which report and opinion (a) will be prepared in accordance with generally accepted auditing standards and (b) will not be subject to any qualification as to the scope of such audit (but may contain a “going concern” explanatory paragraph or like qualification that is due to (i) the impending maturity of any Indebtedness or (ii) any prospective Default of any financial covenant (including the Financial Covenant)) (such report and opinion, a “Conforming Accounting Report”);

(2) within forty five (45) days after the end of the first three fiscal quarters of each fiscal year of the Borrower (beginning with the fiscal quarter ending June 30, 2020)) (or, solely for the fiscal quarters ending June 30, 2020, September 30, 2020 and March 31, 2021, within sixty (60) days after the end of such fiscal quarter), a consolidated balance sheet of Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related (a) consolidated statement of income for such fiscal quarter and for the portion of the fiscal year then ended and (b) consolidated statement of cash flows for the portion of the fiscal year then ended, setting forth, in each case of the preceding clauses (a) and (b), in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, accompanied by an Officer’s Certificate stating that such financial statements fairly present in all material respects the financial condition, results of operations and cash flows of Borrower and its Subsidiaries in accordance with GAAP, subject to normal year-end adjustments and the absence of footnotes;

(3) within ninety (90) days after the end of each fiscal year of the Borrower, commencing with the fiscal year ending December 31, 2020, a consolidated budget for the immediately subsequent fiscal year in a form customarily prepared by management of the Borrower with regard to the Borrower and its Subsidiaries, which budget shall be prepared in good faith on the basis of assumptions believed to be reasonable at the time of preparation of such budget (it being understood that any projections contained therein are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties and that no assurance can be given that any particular projections will be realized, that actual results may differ and that such differences may be material); provided that the requirements of this Section 6.01(3) shall not apply at any time following the consummation of the first public offering of the Borrower’s common equity or the common equity of any Parent Company after the Closing Date;

(4) until the occurrence of the Delayed Draw Term Loan Commitment Expiration Date, within thirty (30) days after the end of the first two fiscal months of each fiscal quarter of the Borrower (or, solely for the fiscal months ending April 30, 2020, May 31, 2020, July 31, 2020, August 31, 2020, October 31, 2020, and November 30, 2020, within forty five (45) days after the end of such fiscal quarter), a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such month, and the related consolidated statements of income or operations (as applicable) for such month; and

(5) quarterly (x) at a time mutually agreed with the Administrative Agent that is promptly after the delivery of the information required pursuant to Sections 6.01(1) and 6.01(2) above, commencing with the delivery of information with respect to the fiscal quarter ending June 30, 2020, to participate in a conference call for Lenders to discuss the financial position and results of operations of the Borrower and its Subsidiaries for the fiscal quarter or fiscal year, as applicable, for which financial statements have been delivered, which conference call will only pertain to matters available or distributed to Public Lenders; provided that if the Borrower holds a conference call open to the public or holders of any public securities to discuss the financial position and results of operations of the Borrower and its Subsidiaries for the most recently ended fiscal quarter or fiscal year, as applicable, for which financial statements have been delivered pursuant to Sections 6.01(1) and 6.01(2) above, such conference call will be deemed to satisfy the requirements of this Section 6.01(5)(x) so long as the Lenders are provided access to such conference call and the ability to ask questions thereon and (y) provide simultaneously with the delivery of the information required pursuant to Section 6.01(2) above, commencing with the delivery of information with respect to the fiscal quarter ending June 30, 2020, management’s discussion and analysis describing results of operations in the form customarily prepared by management of the Borrower.

Notwithstanding the foregoing, the obligations referred to in Sections 6.01(1) and 6.01(2) may be satisfied with respect to financial information of the Borrower and its Subsidiaries by furnishing (A) the applicable financial statements of any Parent Company or (B) the Borrower’s or such Parent Company’s Form 10-K or 10-Q, as applicable, filed with the SEC (and the public filing of such report with the SEC shall constitute delivery under this Section 6.01); provided that with respect to each of the preceding clauses (A) and (B), (1) to the extent such information relates to a Parent Company, if and so long as such Parent Company will have Independent Assets or Operations, such information is accompanied by consolidating information (which need not be audited) that explains in reasonable detail the differences between the information relating to such Parent Company and its Independent Assets or Operations, on the one hand, and the information relating to the Borrower and the consolidated Subsidiaries on a stand-alone basis, on the other hand and (2) to the extent such information is in lieu of information required to be provided under Section 6.01(1) (it being understood that such information may be audited at the option of the Borrower), such materials are accompanied by a Conforming Accounting Report.

Any financial statements required to be delivered pursuant to Sections 6.01(1) or 6.01(2) shall not be required to contain all purchase accounting adjustments relating to the Transactions or any other transaction(s) permitted hereunder to the extent it is not practicable to include any such adjustments in such financial statements.

SECTION 6.02. Certificates; Other Information. Deliver to the Administrative Agent for prompt further distribution by the Administrative Agent to each Lender (subject to the limitations on distribution of any such information to Public Lenders as described in this Section 6.02):

(1) together with delivery of the financial statements referred to in Section 6.01(1) (commencing with such delivery for the fiscal year ending December 31, 2020) and Section 6.01(2) (commencing with such delivery for the fiscal quarter ending September 30, 2019), a duly completed Compliance Certificate signed by a Financial Officer of the Borrower or Holdings;

(2) promptly after the same are publicly available, copies of all special reports and registration statements which Holdings, the Borrower or any Subsidiary files with the SEC or with any Governmental Authority that may be substituted therefor or with any national securities exchange, as the case may be (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered to the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statement on Form S-8), and in any case not otherwise required to be delivered to the Administrative Agent pursuant to any other clause of this Section 6.02;

(3) promptly after the furnishing thereof, copies of any notices of default to any holder of any class or series of Indebtedness of any Loan Party having an aggregate outstanding principal amount greater than the Threshold Amount (in each case, other than in connection with any board observer rights) and not otherwise required to be furnished to the Administrative Agent pursuant to any other clause of this Section 6.02;

(4) together with the delivery of the Compliance Certificate with respect to the financial statements referred to in Section 6.01(1), (a) a report setting forth the information required by Sections 1(a), 4, 5, 6, 7, 8 and 9 of the Perfection Certificate (or confirming that there has been no change in such information since the later of the Closing Date or the last report delivered pursuant to this clause (a)) and (b) a list of each Subsidiary of the Borrower or a confirmation that there is no change in such information since the later of the Closing Date and the last such list; and

(5) promptly, but subject to the limitations set forth in Section 6.10 and Section 10.09, such additional information regarding the business and financial affairs of any Loan Party or any Material Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or the AAL Last Out Representative may from time to time on its own behalf or on behalf of any Lender reasonably request in writing from time to time.

Documents required to be delivered pursuant to Section 6.01 or Section 6.02(2) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (a) on which the Borrower posts such documents, or provides a link thereto, on the Borrower’s (or any Parent Company’s) website on the Internet at the website address listed on Schedule 10.02 hereto (or as such address may be updated from time to time in accordance with Section 10.02); or (b) on which such documents are posted on the Borrower’s behalf on IntraLinks/IntraAgency or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that (i) upon written request by the Administrative Agent, the Borrower will deliver paper copies of such documents to the Administrative Agent for further distribution by the Administrative Agent to each Lender (subject to the limitations on distribution of any such information to Public Lenders as described in this Section 6.02) until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents or link and, upon the Administrative Agent’s request, provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

The Borrower hereby acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive Private-Side Information) (each, a “Public Lender”). In addition and upon the reasonable request of the Administrative Agent, the Borrower shall use commercially reasonable efforts to clearly designate as such all information provided to the Administrative Agent by or on behalf of Holdings, the Borrower or the Company which contains exclusively Public-Side Information.

Anything to the contrary notwithstanding, nothing in this Agreement will require Holdings, the Borrower or any Subsidiary to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter, or provide information (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure is prohibited by Law or binding agreement or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product; provided that in the event that the Borrower does not provide information that otherwise would be required to be provided hereunder in reliance on the exclusions in this paragraph relating to violation of any obligation of confidentiality, the Borrower shall use commercially reasonable efforts to provide notice to the Administrative Agent promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality).

SECTION 6.03. Notices. Promptly after a Responsible Officer obtains actual knowledge thereof, notify the Administrative Agent (and Administrative Agent shall promptly notify the other Lenders) of:

(1) the occurrence of any Default; and

(2) (a) any dispute, litigation, investigation or proceeding between any Loan Party or any Affiliated Practice and any arbitrator or Governmental Authority, (b) the filing or commencement of, or any material development in, any litigation or proceeding affecting any Loan Party, any of its Subsidiaries or any Affiliated Practice, including pursuant to any applicable Environmental Laws or in respect of IP Rights, (c) the occurrence of any violation by any Loan Party, any of its Subsidiaries or any Affiliated Practice of, or liability under, any Environmental Law or Environmental Permit, or (d) the occurrence of any ERISA Event that, in any such case referred to in clauses (a), (b), (c) or (d) of this Section 6.03(2), has resulted or would reasonably be expected to result in a Material Adverse Effect; and

Each notice pursuant to this Section 6.03 shall be accompanied by a written statement of a Responsible Officer of the Borrower (a) that such notice is being delivered pursuant to Section 6.03(1) or (2) (as applicable) and (b) setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto.

SECTION 6.04. Payment of Taxes. Timely pay, discharge or otherwise satisfy, as the same shall become due and payable, all of its obligations and liabilities in respect of Taxes imposed upon it or upon its income or profits or in respect of its property, except, in each case, to the extent (1) any such Tax is being contested in good faith and by appropriate actions for which appropriate reserves have been established in accordance with GAAP or (2) the failure to pay or discharge the same would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 6.05. Preservation of Existence, etc.

(1) Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization; and

(2) take all reasonable action, as reasonably determined in the Borrower’s business judgment, to obtain, preserve, renew and keep in full force and effect its rights, licenses, permits, privileges, franchises, and IP Rights material to the conduct of its business, except in the case of clause (1) or (2) to the extent (other than with respect to the preservation of the existence of the Borrower) that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or pursuant to any merger, consolidation, liquidation, dissolution or disposition permitted by Article VII.

SECTION 6.06. Maintenance of Properties. Except if the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, maintain, preserve and protect all of its material properties and equipment used in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted and any repairs and replacements that are the obligation of the owner or landlord of any property leased by the Borrower or any of the Subsidiaries excepted.

SECTION 6.07. Maintenance of Insurance. Maintain with insurance companies that the Borrower believes (in the good faith judgment of its management) are financially sound and reputable at the time the relevant coverage is placed or renewed or with a Captive Insurance Subsidiary, insurance with respect to Holdings’ and the Subsidiaries’ properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self- insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as the Borrower and the Subsidiaries) as are customarily carried under similar circumstances by such other Persons, and will furnish to the Lenders, upon written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried; provided that notwithstanding the foregoing, in no event will Holdings or any of its Subsidiaries be required to obtain or maintain insurance that is more restrictive than its normal course of practice. Subject to Section 6.13(2), each such policy of insurance will, as appropriate, (i) in the case of each general liability policy, name the Collateral Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear or (ii) in the case of each casualty insurance policy, contain an additional loss payable clause or endorsement, reasonably satisfactory in form and substance to the Collateral Agent, that names the Collateral Agent, on behalf of the Secured Parties, as the additional loss payee thereunder, and the Loan Parties shall use commercially reasonable efforts to cause such policy to provide for at least thirty days’ prior written notice to Collateral Agent of any modification or cancellation of such policy (or ten days’ prior notice in the case of non-payment).

SECTION 6.08. Compliance with Laws. Comply and, to the extent not in contravention of any Services Agreement, use commercially reasonable efforts to cause the Affiliated Practice to comply, with the requirements of all Laws (including the USA PATRIOT Act, the FCPA, and Sanctions) and comply with all orders, writs, injunctions and decrees of any Governmental Authority applicable to it or to its business or property, except, in each case (other than the USA PATRIOT Act, the FCPA, and Sanctions), if the failure to comply therewith would not reasonably be expected individually or in the aggregate to have a Material Adverse Effect.

SECTION 6.09. Books and Records. Maintain proper books of record and account, in which entries that are full, true and correct in all material respects shall be made of all material financial transactions and matters involving the assets and business of the Borrower or such Subsidiary, as the case may be (it being understood and agreed that certain Foreign Subsidiaries may maintain individual books and records in conformity with generally accepted accounting principles in their respective countries of organization and that such maintenance shall not constitute a breach of the representations, warranties or covenants hereunder).

SECTION 6.10. Inspection Rights. Permit representatives and independent contractors of the Administrative Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided that only the Administrative Agent on behalf of the Lenders may exercise rights under this Section 6.10 and the Administrative Agent shall not exercise such rights more often than two (2) times during any calendar year absent the existence of an Event of Default and only one (1) such time shall be at the Borrower’s expense; provided further that when an Event of Default exists, the Administrative Agent (or any of its representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice. The Administrative Agent shall give the Borrower the opportunity to participate in any discussions with the Borrower’s independent public accountants. For the avoidance of doubt, this Section 6.10 is subject to the last paragraph of Section 6.02.

SECTION 6.11. Covenant to Guarantee Obligations and Give Security. At the Borrower’s expense, subject to the provisions of the Collateral and Guarantee Requirement and any applicable limitation in any Collateral Document, take all action necessary or reasonably requested by the Administrative Agent or the Collateral Agent to ensure that the Collateral and Guarantee Requirement continues to be satisfied, including (in each case, as applicable, subject to the Excluded Subsidiary Joinder Exception):

(1) (x) upon (i) the formation or acquisition of any new direct or indirect Domestic Subsidiary (including upon the formation of any Domestic Subsidiary that is a Divided LLC) (in each case, other than any Excluded Subsidiary) by any Loan Party, (ii) [reserved], (iii) any Subsidiary (other than any Excluded Subsidiary) becoming a Domestic Subsidiary or (iv) an Excluded Subsidiary that is a Domestic Subsidiary ceasing to be an Excluded Subsidiary but continuing as a Domestic Subsidiary of the Borrower, (y) upon the acquisition of any assets by the Borrower or any Subsidiary Guarantor or (z) with respect to any Subsidiary at the time it becomes a Loan Party, for any assets held by such Subsidiary (in each case, other than assets constituting Collateral under a Collateral Document that becomes subject to the Lien created by such Collateral Document upon acquisition thereof (without limitation of the obligations to perfect such Lien) but excluding Excluded Assets):

(a) within the applicable number of days specified below after such formation, acquisition or designation or, in each case, such longer period as the Administrative Agent may agree in its reasonable discretion, cause each such Domestic Subsidiary that is required to become a Subsidiary Guarantor under the Collateral and Guarantee Requirement to execute the Guaranty (or a joinder thereto) and other documentation the Administrative Agent may reasonably request from time to time in order to carry out more effectively the purposes of the Guaranty and the Collateral Documents and

(A) within sixty (60) days (or within one hundred and fifty (150) days in the case of documents listed in Section 6.11(2)(b)), or such longer period as the Administrative Agent or Collateral Agent may agree in writing in its reasonable discretion, after such formation, acquisition or designation, cause each such Domestic Subsidiary that is required to become a Subsidiary Guarantor pursuant to the Collateral and Guarantee Requirement to duly execute and deliver to the Collateral Agent items listed in

Section 6.11(2)(b), mutatis mutandis, any supplements to the Security Agreement, a counterpart signature page to the Intercompany Note, Intellectual Property Security Agreements and other security agreements and documents (if applicable), as reasonably requested by and in form and substance reasonably satisfactory to the Collateral Agent (consistent with the Security Agreement, Intellectual Property Security Agreements and other Collateral Documents in effect on the Closing Date as amended and in effect from time to time), in each case granting and perfecting Liens required by the Collateral and Guarantee Requirement;

(B) within sixty (60) days after such formation, acquisition or designation, cause each such Domestic Subsidiary that is required to become a Subsidiary Guarantor pursuant to the Collateral and Guarantee Requirement to deliver any and all certificates representing Equity Interests (to the extent certificated) that are required to be pledged pursuant to the Collateral and Guarantee Requirement, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank and, if applicable, a joinder to the Intercompany Note substantially in the form of Annex I thereto with respect to the intercompany Indebtedness held by such Domestic Subsidiary and required to be pledged pursuant to the Collateral Documents;

(C) within sixty (60) days (or within one hundred and fifty (150) days in the case of documents listed in Section 6.11(2)(b)) after such formation, acquisition or designation, take and cause (i) the applicable Domestic Subsidiary that is required to become a Subsidiary Guarantor pursuant to the Collateral and Guarantee Requirement and (ii) to the extent applicable, each direct or indirect parent of such applicable Domestic Subsidiary, in each case, to take customary action(s) (including the filing of Uniform Commercial Code financing statements and delivery of stock and membership interest certificates to the extent certificated) as may be necessary in the reasonable opinion of the Administrative Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it) valid and perfected (subject to Liens permitted by Section 7.01) Liens required by the Collateral and Guarantee Requirement, enforceable against all third parties in accordance with their terms, except as such enforceability may be limited by Debtor Relief Laws and by general principles of equity (regardless of whether enforcement is sought in equity or at law); and

(D) within sixty (60) days (or one hundred and fifty (150) days in the case of documents described in Section 6.11(2)(b)) after the reasonable request therefor by the Administrative Agent (or such longer period as the Administrative Agent may agree in its reasonable discretion), deliver to the Administrative Agent a signed copy of a customary Opinion of Counsel, addressed to the Administrative Agent and the Lenders, of counsel for the Loan Parties reasonably acceptable to the Administrative Agent as to such matters set forth in this Section 6.11(1) as the Administrative Agent may reasonably request;

provided that actions relating to Liens on real property are governed by Section 6.11(2) and not this Section 6.11(1).

(2) Material Real Property.

(a) Notice.

(i) Within ninety (90) days (or such longer period as the Collateral Agent may agree in its sole discretion) after the formation, acquisition or designation of a Domestic Subsidiary that is required to become a Subsidiary Guarantor under the Collateral and Guarantee Requirement, the Borrower will, or will cause such Domestic Subsidiary to, furnish to the Collateral Agent a description of any Material Real Property (other than any Excluded Asset(s)) owned by such Material Domestic Subsidiary.

(ii) Within ninety (90) days (or such longer period as the Collateral Agent may agree in its sole discretion) after the acquisition of any Material Real Property (other than any Excluded Asset(s)) by a Loan Party, after the Closing Date, the Borrower will, or will cause such Loan Party to, furnish to the Collateral Agent a description of any such Material Real Property.

(b) Mortgages. The Borrower will, or will cause the applicable Loan Party to, provide the Collateral Agent with a Mortgage with respect to any Material Real Property that is the subject of a notice delivered pursuant to Section 6.11(2)(a), within one hundred and fifty (150) days of the acquisition, formation or designation of such Domestic Subsidiary or the acquisition of such Material Real Property (or such longer period as the Collateral Agent may agree in its sole discretion), together with:

(i) evidence that counterparts of the Mortgages have been duly executed, acknowledged and delivered and are in form suitable for filing or recording in all filing or recording offices that the Collateral Agent may deem reasonably necessary or desirable in order to create, except to the extent otherwise provided hereunder, including subject to Liens permitted by Section 7.01, a valid and subsisting perfected Lien on such Material Real Property in favor of the Collateral Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid or otherwise provided for in a manner reasonably satisfactory to the Collateral Agent;

(ii) fully paid American Land Title Association Lender’s title insurance policies (or marked up title commitments having the effect of policies of title insurance) or the equivalent or other form available in each applicable jurisdiction (the “Mortgage Policies”) in form and substance, with endorsements available in the applicable jurisdiction (it being agreed that zoning reports from a nationally recognized zoning company shall be acceptable in lieu of zoning endorsements to title policies in any jurisdiction where there is a material difference in the cost of zoning reports and zoning endorsements) and in amounts, reasonably acceptable to the Collateral Agent (not to exceed the fair market value of the real properties covered thereby), issued, coinsured and reinsured by title insurers reasonably acceptable to the Collateral Agent, insuring the Mortgages to be valid subsisting Liens on the property described therein, subject only to Liens permitted by Section 7.01 or such other Liens reasonably satisfactory to the Collateral Agent that do not have a material adverse impact on the use or value of the Mortgaged Properties, and providing for such other affirmative insurance and such coinsurance and direct access reinsurance as the Collateral Agent may reasonably request and is available in the applicable jurisdiction;

(iii) customary Opinions of Counsel for the applicable Loan Parties in states in which such Material Real Properties are located, with respect to the enforceability and perfection of the Mortgage(s) and any related fixture filings and the due authorization, execution and delivery of the Mortgages, in form and substance reasonably satisfactory to the Collateral Agent;

(iv) American Land Title/American Congress on Surveying and Mapping surveys (or, if reasonably acceptable to the Collateral Agent, zip or express maps) for each Material Real Property or existing surveys together with no change affidavits, in each case certified to the Collateral Agent if deemed necessary by the Collateral Agent in its reasonable discretion, sufficient for the title insurance company issuing a Mortgage Policy to remove the standard survey exception and issue standard survey related endorsements and otherwise reasonably satisfactory to the Collateral Agent;

(v) a completed “Life of Loan” Federal Emergency Management Agency standard flood hazard determination with respect to each Material Real Property containing improved land addressed to the Collateral Agent and otherwise in compliance with the Flood Insurance Laws; and

(vi) as promptly as practicable after the reasonable request therefor by the Collateral Agent, environmental assessment reports and reliance letters (if any) that have been prepared in connection with such acquisition, designation or formation of any Material Domestic Subsidiary or acquisition of any Material Real Property; provided that there shall be no obligation to deliver to the Collateral Agent any environmental assessment report whose disclosure to the Collateral Agent would require the consent of a Person other than the Borrower or one of its Subsidiaries, where, despite the commercially reasonable efforts of the Borrower to obtain such consent, such consent cannot be obtained.

(3) Notwithstanding anything to the contrary in this Section 6.11, the Collateral Agent may grant one or more extensions of time from any time period set forth herein for the taking of or causing any action, delivering or furnishing any notice, information, documents, insurance or opinions or for the creation and perfection of any Liens in its reasonable discretion and any such extensions may, in the sole discretion of the Collateral Agent, be effective retroactively.

SECTION 6.12. Compliance with Environmental Laws. Except, in each case, to the extent that the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (1) comply, and take all reasonable actions to cause any lessees and other Persons operating or occupying its properties to comply, with all applicable Environmental Laws and Environmental Permits (including any cleanup, removal or remedial obligations) and (2) obtain and renew all Environmental Permits required to conduct its operations or in connection with its properties.

SECTION 6.13. Further Assurances and Post-Closing Covenant.

(1) Subject to the provisions of the Collateral and Guarantee Requirement and any applicable limitations in any Collateral Document and in each case at the expense of the Borrower, promptly upon reasonable request from time to time by the Administrative Agent or the Collateral Agent or the AAL Last Out Representative or as may be required by applicable Laws (a) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Collateral Document or other document or instrument relating to any Collateral, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, Collateral Agent or the AAL Last Out Representative may reasonably request from time to time in order to satisfy the Collateral and Guarantee Requirement.

(2) As promptly as practicable, and in any event no later than sixty (60) days after the Closing Date or such later date as the Administrative Agent agrees to in writing in its sole discretion, including to accommodate circumstances unforeseen on the Closing Date, deliver the documents or take the actions specified in Schedule 6.13(2), in each case except to the extent otherwise agreed by the Collateral Agent pursuant to its authority as set forth in the definition of the term “Collateral and Guarantee Requirement”.

SECTION 6.14. Use of Proceeds. The proceeds of (a) the Closing Date Term Loans, together with the Equity Contribution and cash on hand will be used (i) to fund the Closing Date Refinancing, (ii) to pay the Transaction Consideration and (iii) to pay the Transaction Expenses (including to fund original issue discount or upfront fees in connection with the Closing Date Term Loans), (b) any Revolving Loans will be used (i) on the Closing Date, solely (A) for working capital needs, (B) for purchase price and working capital adjustments under the Acquisition Agreement and (C) to replace, backstop or cash collateralize existing letters of credit (including by “grandfathering” existing letters of credit) or to issue other Letters of Credit for general corporate purposes (it being understood and agreed that no Revolving Loans will be used to finance the Transaction Consideration, Transaction Costs or the Closing Date Refinancing), and (ii) after the Closing Date, for working capital and general corporate purposes and for any other purpose not prohibited by the Loan Documents; provided that proceeds of Revolving Loans may not be used to make Restricted Payments other than as permitted by Sections 7.05(b)(7) or (b)(14)), (c) any Delayed Draw Term Loans will be used (i) to finance Permitted Acquisitions and other Permitted Investments (including working capital adjustments, earn-out payments and purchase price adjustments, including in relation to the Transactions), to build-out new facilities and to pay related fees and expenses, and/or (ii) to repay Revolving Loans, in each case, previously utilized for the uses described in clause (c)(i) within the last one hundred and eighty (180) days and (d) any Incremental Loans will be used for working capital and general corporate purposes and for any other purpose not prohibited by the Loan Documents.

SECTION 6.15. Regulatory Matters. Each Loan Party shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause each of its Subsidiaries and the Affiliated Practices to, (i) comply in all material respects with all applicable Health Care Laws relating to the operation of its business, (ii) keep and maintain all records required to be maintained by any Governmental Authority or under any Health Care Law, and (iii) maintain a corporate and health care regulatory compliance program that addresses the requirements of Health Care Laws, in each case, except where such would not reasonably be expected to have a Material Adverse Effect.

SECTION 6.16. Accounts; Control Agreements.

(1) The Loan Parties shall cause each deposit account and securities account (other than any Excluded Account), including as of the Closing Date those listed on Schedule 6.16, to be subject to a Control Agreement (x) with respect to such accounts existing as of the Closing Date, subject to and in accordance with Section 6.13(2) and (y) with respect to accounts acquired or opened after the Closing Date, within ninety (90) days (or such later date as the Required Lenders may agree).

(2) The Administrative Agent agrees not to send a notice of control pursuant to a Control Agreement to the applicable depositary bank or securities intermediary, as applicable, unless an Event of Default has occurred and is continuing.

SECTION 6.17. Amendments to Management Services Agreement. The Loan Parties shall cause the Management Services Agreement or any similar management or consulting services agreement between Holdings and any of its Subsidiaries to not be amended in any manner materially adverse to the Lenders without the consent of the Administrative Agent and the AAL Last Out Representative; provided the consent of the Administrative Agent and the AAL Last Out Representative shall be deemed given if the Administrative Agent and the AAL Last Out Representative have not responded to such request for consent within ten (10) Business Days of receipt by Administrative Agent and the AAL Last Out Representative in writing of such request; provided further that any amendment to the Management Services Agreement will be deemed to be (1) not materially adverse to the Lenders to the extent determined by the Borrower in good faith to involve consideration or transaction value the fair market value of which is less than or equal to $2.0 million or (2) materially adverse to the extent it increases the amount of any Management Fees in excess of clause (1) in the aggregate since the Closing Date.

ARTICLE VII

Negative Covenants

So long as the Termination Conditions are not satisfied:

SECTION 7.01. Liens. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly, create, incur or assume any Lien (except any Permitted Lien(s)) on any asset or property of the Borrower or any Subsidiary, or any income or profits therefrom.

The expansion of Liens by virtue of accretion or amortization of original issue discount, and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an incurrence of Liens for purposes of this Section 7.01.

SECTION 7.02. Indebtedness.

(a) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly:

(i) create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), or

(ii) issue any shares of Disqualified Stock or permit any Subsidiary to issue any shares of Disqualified Stock;

provided that the Borrower may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Subsidiary may incur Indebtedness (including Acquired Indebtedness) and issue shares of Disqualified Stock (any Indebtedness or Disqualified Stock incurred or issued pursuant to following clauses (B) and (C), “Permitted Ratio Debt”), in each case, limited to the following:

(A) [reserved];

(B) Indebtedness that is secured by Liens on the Collateral on a basis that is junior in priority to the Liens on the Collateral securing the First Lien Obligations, so long as the Secured Net Leverage Ratio for the Test Period preceding the date on which such Indebtedness is incurred (without netting any cash received from the incurrence of such Indebtedness proposed to be incurred) would be no greater than 6.50 to 1.00; or

(C) (i) Indebtedness that is either (x) incurred by Subsidiaries that are not Loan Parties and secured by Liens on property that does not constitute Collateral or (y) unsecured, or (ii) unsecured Disqualified Stock, in each case, so long as the Total Net Leverage Ratio for the Test Period preceding the date on which such Indebtedness is incurred or such Disqualified Stock is issued (without netting any cash received from the incurrence of such Indebtedness proposed to be incurred) would be no greater than 6.50 to 1.00;

in each case, determined on a pro forma basis; provided further that (I) Permitted Ratio Debt in the form of Indebtedness (x) shall not mature earlier than the Original Term Loan Maturity Date, (y) shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Closing Date Term Loans outstanding on the date of incurrence of such Permitted Ratio Debt and (z) to the extent secured, shall be subject to the Junior Lien Intercreditor Agreement and (II) any Permitted Ratio Debt incurred or assumed by a Subsidiary of the Borrower that is not a Loan Party, when taken together with (y) all other Permitted Ratio Debt incurred or assumed by a Subsidiary that is not a Loan Party pursuant to this clause (a) and (z) all Permitted Acquisition Debt incurred or assumed by a Subsidiary that is not a Loan Party pursuant to clause (b)(14) below, in each case that are at that time outstanding, shall not exceed the greater of (x) $10.0 million and (y) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis).

(b) The provisions of Section 7.02(a) will not apply to:

(1) Indebtedness under the Loan Documents (including Incremental Loans, Extended Term Loans, Loans made pursuant to Extended Revolving Commitments and Replacement Loans);

(2) [reserved];

(3) the incurrence of Indebtedness by the Borrower and any Subsidiary in existence on the Closing Date (excluding Indebtedness described in the preceding clauses (1) and (2)); provided that any such item of Indebtedness with an aggregate outstanding principal amount on the Closing Date in excess of $1.0 million shall be set forth on Schedule 7.02;

(4) the incurrence of Attributable Indebtedness and Indebtedness (including Capitalized Lease Obligations and Purchase Money Obligations) and Disqualified Stock incurred or issued by the Borrower or any Subsidiary, to finance the purchase, lease, expansion, construction, installation, replacement, repair or improvement of property (real or personal), equipment or other assets, including assets that are used or useful in a Similar Business, effected through the direct purchase of assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof (excluding any Incremental Amounts) and all other Indebtedness or Disqualified Stock incurred or issued and outstanding under this clause (4) at such time, not to exceed (as of the date such Indebtedness or Disqualified Stock is issued, incurred or otherwise obtained) the greater of (x) $12.0 million and (y) 30.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis);

(5) Indebtedness incurred by the Borrower or any Subsidiary (a) constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker’s acceptances, warehouse receipts, or similar instruments issued or entered into, or relating to obligations or liabilities incurred, in the ordinary course of business or consistent with industry practice, including in respect of workers’ compensation claims, performance, completion or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self- insurance, unemployment insurance or other social security legislation or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims, performance, completion or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or (b) as an account party in respect of letters of credit, bank guarantees or similar instruments in favor of suppliers, trade creditors or other Persons issued or incurred in the ordinary course of business or consistent with industry practice;

(6) the incurrence of unsecured Indebtedness arising from agreements of the Borrower or any Subsidiary providing for indemnification, adjustment of purchase price, earnouts, other contingent consideration obligations and other deferred purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(7) the incurrence of Indebtedness by the Borrower and owing to a Subsidiary or the issuance of Disqualified Stock of the Borrower to a Subsidiary (or to any Parent Company which is substantially contemporaneously transferred to any Subsidiary); provided that any such Indebtedness for borrowed money owing to a Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Loans to the extent permitted by applicable law; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Subsidiary ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness or Disqualified Stock (except to the Borrower or another Subsidiary or any pledge of such Indebtedness or Disqualified Stock constituting a Permitted Lien) will be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) or issuance of such Disqualified Stock (to the extent such Disqualified Stock is then outstanding) not permitted by this clause (7);

(8) the incurrence of Indebtedness of a Subsidiary owing to the Borrower or another Subsidiary (or to any Parent Company which is substantially contemporaneously transferred to the Borrower or any Subsidiary) to the extent permitted by Section 7.13; provided that any such Indebtedness for borrowed money incurred by a Guarantor and owing to a Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Guaranty of the Loans of such Guarantor to the extent permitted by applicable law; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary or any such subsequent transfer of any such Indebtedness (except to the Borrower or a Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) will be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (8);

(9) the issuance of shares of Disqualified Stock of a Subsidiary to the Borrower or a Subsidiary (or to any Parent Company which is substantially contemporaneously transferred to the Borrower or any Subsidiary); provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Subsidiary that holds such Disqualified Stock ceasing to be a Subsidiary or any other subsequent transfer of any such shares of Disqualified Stock (except to the Borrower or another Subsidiary or any pledge of such Disqualified Stock constituting a Permitted Lien) will be deemed, in each case, to be an issuance of such shares of Disqualified Stock (to the extent such Disqualified Stock is then outstanding) not permitted by this clause (9);

(10) the incurrence of Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(11) the incurrence of obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance, banker’s acceptance facilities and completion guarantees and similar obligations provided by the Borrower or any Subsidiary or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business or consistent with industry practice, including those incurred to secure health, safety and environmental obligations;

(12) the incurrence of:

(a) [reserved]; and

(b) Indebtedness or issuance of Disqualified Stock of the Borrower or any other Loan Party in an aggregate principal amount or liquidation preference that, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and incurred or issued, as applicable, pursuant to this clause (12)(b), together with any Refinancing Indebtedness in respect thereof (excluding any Incremental Amounts), does not exceed (as of the date such Indebtedness or Disqualified Stock is issued, incurred or otherwise obtained) the greater of (I) $10.0 million and (II) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis)

(13) the incurrence or issuance by the Borrower of Refinancing Indebtedness or the incurrence or issuance by a Subsidiary of Refinancing Indebtedness that serves to Refinance any Indebtedness permitted under Section 7.02(a) above, Sections 7.02(b)(3), (4), (5), (6), (7), (8), (9) and (12) above, this Section 7.02(b)(13) and Sections 7.02(b)(14), (23), (28), (29), (30) (so long as such Refinancing Indebtedness also complies with the requirements set forth in clauses (i), (v) and (vii) of the definition of Permitted Incremental Equivalent Debt as if such Refinancing Indebtedness were being incurred as Permitted Incremental Equivalent Debt), (31) and (32) below, or any successive Refinancing Indebtedness with respect to any of the foregoing;

(14) the incurrence, issuance or assumption of (x) Indebtedness or Disqualified Stock of the Borrower or a Subsidiary, incurred or issued to finance a permitted acquisition or investment (or other purchase of assets) or assumed in connection therewith or (y) Indebtedness or Disqualified Stock (I) of Persons that are acquired by the Borrower or any Subsidiary or merged into, amalgamated or consolidated with the Borrower or a Subsidiary in accordance with the terms of this Agreement or (II) that is assumed by the Borrower or any Subsidiary in connection with such acquisition or investment (or other purchase of assets) (and not, for the avoidance of doubt, created in contemplation of the applicable investment or acquisition), in each case under this clause (14), in an aggregate outstanding principal amount or liquidation preference, together with any Refinancing Indebtedness in respect of any of the foregoing (excluding any Incremental Amounts), not to exceed (i) solely with respect to any such assumed Indebtedness, $7.5 million plus (ii) an unlimited amount so long as in the case of this clause (ii) only, either:

(A) [reserved];

(B) such Indebtedness is secured by Liens on the Collateral on a basis that is junior in priority to the Liens on the Collateral securing the First Lien Obligations and the Secured Net Leverage Ratio for the Test Period preceding the date on which such Indebtedness is incurred (without netting any cash received from the incurrence of such Indebtedness proposed to be incurred) would be no greater than 6.50 to 1.00, or

(C) such Indebtedness is either (x) incurred or assumed by Subsidiaries that are not Loan Parties and secured by Liens on property that does not constitute Collateral or (y) unsecured (including any unsecured Disqualified Stock), in each case, so long as the Total Net Leverage Ratio for the Test Period preceding the date on which such Indebtedness is incurred (without netting any cash received from the incurrence of such Indebtedness proposed to be incurred) would be no greater 6.50 to 1.00 (any Indebtedness or Disqualified Stock incurred or issued pursuant to this clause (14), “Permitted Acquisition Debt”), in each case, determined on a pro forma basis; provided that, such Permitted Acquisition Debt (I) that is incurred (but not assumed) (x) shall not mature earlier than the Original Term Loan Maturity Date and (y) shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Closing Date Term Loans on the date of incurrence of such Indebtedness, and (II) incurred or assumed by a Subsidiary of the Borrower that is not a Loan Party, when taken together with (y) all other Permitted Acquisition Debt incurred or assumed by a Subsidiary that is not a Loan Party pursuant to this clause (14) and (z) all Permitted Ratio Debt incurred or assumed by a Subsidiary that is not a Loan Party pursuant to clause (a) above, in each case that are at that time outstanding, shall not exceed the greater of (x) $10.0 million and (y) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis);

(15) the incurrence of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with industry practice;

(16) the incurrence of Indebtedness of the Borrower or any Subsidiary supported by letters of credit or bank guarantees issued in connection herewith or any Permitted Incremental Equivalent Debt, in each case, in a principal amount not in excess of the maximum amount available to be drawn (not to exceed the applicable stated amount thereof) on such letters of credit or bank guarantees;

(17) (a) the incurrence of any guarantee by the Borrower or a Subsidiary of Indebtedness or other obligations of the Borrower or any Subsidiary so long as the incurrence of such Indebtedness or other obligations incurred by the Borrower or such Subsidiary is permitted by this Agreement, or (b) any co-issuance by the Borrower or any Subsidiary of any Indebtedness or other obligations of the Borrower or any Subsidiary so long as the incurrence of such Indebtedness or other obligations by the Borrower or such Subsidiary is permitted by this Agreement;

(18) the incurrence of Indebtedness issued by the Borrower or any Subsidiary to future, present or former employees, directors, officers, members of management, consultants and independent contractors of the Borrower, any of its Subsidiaries or any Affiliated Practice, their respective Controlled Investment Affiliates or Immediate Family Members and permitted transferees thereof, in each case to finance the purchase or redemption of Equity Interests of the Borrower or any Parent Company to the extent described in Section 7.05(b)(4);

(19) customer deposits and advance payments received in the ordinary course of business or consistent with industry practice from customers for goods and services purchased in the ordinary course of business or consistent with industry practice;

(20) the incurrence of (a) Indebtedness owed to banks and other financial institutions incurred in the ordinary course of business or consistent with industry practice in connection with ordinary banking arrangements to manage cash balances of the Borrower and its Subsidiaries (including short-term pooling and similar intercompany arrangements in respect of accounts held by Foreign Subsidiaries) and (b) Indebtedness in respect of Cash Management Services, including Cash Management Obligations;

(21) Indebtedness incurred by a Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business or consistent with industry practice on arm’s-length commercial terms;

(22) the incurrence of Indebtedness of the Borrower or any Subsidiary consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business or consistent with industry practice;

(23) the incurrence of Indebtedness or Disqualified Stock by (I) Subsidiaries of the Borrower that are not Guarantors and (II) the incurrence of Indebtedness by the Borrower or any Subsidiary in connection with any joint venture arrangements and similar binding arrangements, in each case, in an aggregate principal amount or liquidation preference that, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and incurred or issued, as applicable, pursuant to this clause (23), together with any Refinancing Indebtedness in respect of any of the foregoing (excluding any Incremental Amounts), does not exceed (as of the date such Indebtedness is issued, incurred or otherwise obtained) the greater of (I) $10.0 million and (II) 25.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis);

(24) the incurrence of Indebtedness by the Borrower or any Subsidiary undertaken in connection with cash management (including netting services, automatic clearinghouse arrangements, overdraft protections, employee credit card programs and related or similar services or activities) with respect to the Borrower, any Subsidiaries, any Affiliated Practices or any joint venture in the ordinary course of business or consistent with industry practice to the extent permitted by Section 7.13, including with respect to financial accommodations of the type described in the definition of Cash Management Services;

(25) [reserved];

(26) guarantees incurred in the ordinary course of business or consistent with industry practice in respect of obligations to suppliers, customers, franchisees, lessors, licensees, sub-licensees and distribution partners;

(27) the incurrence of Indebtedness attributable to (but not incurred to finance) the exercise of appraisal rights or the settlement of any claims or actions (whether actual, contingent or potential) with respect to the Transactions or any other acquisition (by merger, consolidation or amalgamation or otherwise) in accordance with the terms hereof;

(28) the incurrence of Indebtedness representing deferred compensation to employees of any Parent Company, the Borrower, any Subsidiary or any Affiliated Practice, including Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in connection with the Transactions, any investment or any acquisition (by merger, consolidation or amalgamation or otherwise) permitted under this Agreement;

(29) the incurrence of Indebtedness arising out of any Sale-Leaseback Transaction incurred in the ordinary course of business or consistent with industry practice and permitted under clause (v) of the definition of “Asset Sale”;

(30) Permitted Incremental Equivalent Debt;

(31) the incurrence of Indebtedness or Disqualified Stock by Subsidiaries of the Borrower that are not Guarantors or the Borrower that, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and incurred or issued, as applicable, pursuant to this clause (31), together with any Refinancing Indebtedness in respect thereof (excluding any Incremental Amounts), does not exceed (as of the date such Indebtedness or Disqualified Stock is issued, incurred or otherwise obtained) $2.0 million;

(32) Indebtedness in respect of any Additional Letter of Credit Facility in an aggregate principal or face amount at any time outstanding not to exceed the greater of (I) $2.0 million and (II) 5.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis); and

(33) all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (1) through (32) above.

(c) For purposes of determining compliance with this Section 7.02:

(i) the principal amount of Indebtedness outstanding under any clause of this Section 7.02 will be determined after giving effect to the application of proceeds of any such Indebtedness to refinance any such other Indebtedness; and

(ii) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that are otherwise included in the determination of a particular amount of Indebtedness will not be included in the determination of such amount of Indebtedness; provided that the incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was incurred in compliance with this Section 7.02.

The accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case, will not be deemed to be an incurrence of Indebtedness or Disqualified Stock for purposes of this Section 7.02.

For purposes of determining compliance with any Dollar denominated restriction on the incurrence of Indebtedness or issuance of Disqualified Stock, the Dollar equivalent principal amount of Indebtedness or liquidation preference of Disqualified Stock denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness or Disqualified Stock was incurred or issued (or, in the case of revolving credit debt, the date such Indebtedness was first committed or first incurred (whichever yields the lower Dollar equivalent)).

The principal amount of any Indebtedness incurred or Disqualified Stock issued to refinance other Indebtedness or Disqualified Stock, if incurred or issued in a different currency from the Indebtedness or Disqualified Stock, as applicable, being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness or Disqualified Stock is denominated that is in effect on the date of such refinancing.

SECTION 7.03. Fundamental Changes. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, consolidate, amalgamate or merge with or into or wind up into another Person, or liquidate or dissolve (including, in each case, pursuant to a Delaware LLC Division) or dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person (other than as part of the Transactions), except that:

(1) any Subsidiary may merge or consolidate with the Borrower (including a merger, the purpose of which is to reorganize the Borrower into a new jurisdiction); provided that

(a) the Borrower shall be the continuing or surviving Person,

(b) such merger or consolidation does not result in the Borrower ceasing to be organized under the Laws of the United States, any state thereof or the District of Columbia and

(2) (a) any Subsidiary that is not a Loan Party may merge or consolidate with or into any other Subsidiary that is not a Loan Party,

(b) any Subsidiary may merge or consolidate with or into any other Subsidiary that is a Loan Party; provided that a Loan Party shall be the continuing or surviving Person;

(c) any merger the sole purpose of which is to reincorporate or reorganize a Loan Party or Subsidiary in another jurisdiction in the United States will be permitted; provided that if such transaction involves a Loan Party, a Loan Party shall be the continuing or surviving Person; and

(d) any Subsidiary may liquidate or dissolve or change its legal form if the Borrower determines in good faith that such action is in the best interests of the Borrower and the Subsidiaries and is not materially disadvantageous to the Lenders;

provided that in the case of clause (d), the Person who receives the assets of such dissolving or liquidated Subsidiary that is a Guarantor shall be a Loan Party or such disposition shall otherwise be permitted under Section 7.13;

(3) (x) any Subsidiary may dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to any Loan Party, (y) any Subsidiary that is not a Loan Party may dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to any other Subsidiary that is not a Loan Party and (z) any Subsidiary may dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to any other Subsidiary to the extent permitted under clause (e) under the definition of “Asset Sale”;

(4) so long as no Event of Default has occurred and is continuing or would result therefrom, the Borrower may merge or consolidate with (or dispose of all or substantially all of its assets to) any other Person; provided that the Borrower shall be the continuing or surviving Person and such merger or consolidation does not result in the Borrower ceasing to be organized under the Laws of the United States, any state thereof or the District of Columbia;

(5) so long as no Event of Default has occurred and is continuing or would result therefrom, Holdings may merge or consolidate with (or dispose of all or substantially all of its assets to) any other Person; provided that Holdings will be the continuing or surviving Person and such merger or consolidation does not result in Holdings ceasing to be organized under the Laws of the United States, any state thereof or the District of Columbia;

(6) any Subsidiary may merge or consolidate with (or dispose of all or substantially all of its assets to) any other Person in order to effect an Investment permitted by Section 7.13;

(7) a merger, dissolution, liquidation, consolidation or disposition, the purpose of which is to effect tax planning or a disposition permitted pursuant to Section 7.04 or a disposition that does not constitute any Asset Sale (other than a transaction described in clause (b) of the definition of Asset Sale); provided, that, if such merger or consolidation is with the Borrower or Holdings, than the Borrower or Holdings, as applicable, shall be the surviving person and such merger or consolidation shall not result in the Borrower or Holdings, as applicable, ceasing to be organized under the Laws of the United States, any state thereof or the District of Columbia;

(8) the Borrower, Holdings and any Subsidiary may (a) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of the Borrower or the laws of a jurisdiction in the United States and (b) change its name;

(9) the Loan Parties and the Subsidiaries may consummate the Transactions; and

(10) (i) the formation, dissolution, liquidation or disposition of any Subsidiary that is a Divided LLC and (ii) any disposition to effect the formation of any Subsidiary that is a Divided LLC which disposition is not otherwise prohibited hereunder shall be permitted; provided that in each case upon formation of a Divided LLC, the Loan Parties comply with Section 6.11 with respect to such Divided LLC to the extent applicable.

Notwithstanding the above, in the case of any merger, amalgamation or consolidation where the continuing or surviving Person is a Loan Party or any liquidation into a Loan Party or any reorganization of a Loan Party, in each case, in accordance with this Section 7.03, (i) any guarantees and any security interests granted to the Collateral Agent for the benefit of the Secured Parties in the Collateral pursuant to the Collateral Documents shall remain in full force and effect and in the case of Collateral perfected (to at least the same extent as in effect immediately prior to such merger, amalgamation, consolidation, dissolution or liquidation) by a first priority security interest (subject to Permitted Liens), (ii) all actions required to maintain such guarantees, security interests in Collateral and said perfected status have been or will be taken, in each case, as required by Sections 6.11 and 6.13 or as reasonably requested by the Administrative Agent or the AAL Last Out Representative and (iii) it is understood and agreed that, in the case of any such transaction involving the reorganization of any Loan Party or any of its Subsidiaries into a new jurisdiction in the United States, any existing or after-acquired assets of such Loan Party shall not constitute Excluded Assets of the Loan Party or such Subsidiary an Excluded Subsidiary, in each case, by reason of such reorganization to a new jurisdiction.

SECTION 7.04. Asset Sales. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, consummate any Asset Sale unless:

(1) the Borrower or such Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise in connection with such Asset Sale) at least equal to the fair market value (measured at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of, and

(2) except in the case of a Permitted Asset Swap, with respect to any Asset Sale pursuant to this Section 7.04 for a purchase price in a single transaction or series of related transactions in excess of (a) $1.0 million per transaction or series of related transactions or (b) $3.0 million for all such transactions or series of related transactions in any fiscal year, at least 75.0% of the consideration for such Asset Sale received by the Borrower or a Subsidiary, as the case may be, is in the form of cash or Cash Equivalents, provided that at the time of such Asset Sale, no Event of Default under Section 8.01(1) or Section 8.01(6) will have occurred and be continuing or would occur as a consequence thereof); provided that each of the following will be deemed to be cash or Cash Equivalents for purposes of this clause (2):

(a) any liabilities (as shown on the Borrower’s or any Subsidiary’s most recent balance sheet or in the footnotes thereto or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Borrower’s or a Subsidiary’s balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet, as determined in good faith by the Borrower) of the Borrower or any Subsidiary, other than liabilities that are by their terms subordinated in right of payment or lien priority to the Obligations, that are (i) assumed by the transferee of any such assets (or a third party in connection with such transfer) or (ii) otherwise cancelled or terminated in connection with the transaction with such transferee (other than intercompany debt owed to the Borrower or a Subsidiary);

(b) any securities, notes or other obligations or assets received by the Borrower or any Subsidiary from such transferee or in connection with such Asset Sale (including earnouts and similar obligations) that are converted by the Borrower or a Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Sale; and

(c) any Designated Non-Cash Consideration received by the Borrower or any Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (i) $4.0 million and (ii) 10.0% of Consolidated EBITDA of the Borrower and the Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis), with the fair market value of each item of Designated Non-Cash Consideration being measured, at the Borrower’s option, either at the time of contractually agreeing to such Asset Sale or at the time received and, in either case, without giving effect to any subsequent change(s) in value.

Notwithstanding the foregoing, this Section 7.04 shall not permit the sale, transfer or other disposition of (whether in one transaction or in a series of transactions) all or substantially all of the assets (whether now owned or hereafter acquired) of the Borrower and its Subsidiaries.

To the extent any Collateral is disposed of as expressly permitted by this Section 7.04 to any Person other than a Loan Party, such Collateral shall automatically be sold free and clear of the Liens created by the Loan Documents, and, if requested by the Administrative Agent, upon the certification by the Borrower that such disposition is permitted by this Agreement, the Administrative Agent and the Collateral Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

SECTION 7.05. Restricted Payments.

(a) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly:

(A) declare or pay any dividend or make any payment or distribution on account of the Borrower’s or any Subsidiary’s Equity Interests (in each case, solely in such Person’s capacity as holder of such Equity Interests), including any dividend or distribution payable in connection with any merger, amalgamation or consolidation, other than:

(1) dividends, payments or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Borrower or a Parent Company or in options, warrants or other rights to purchase such Equity Interests; or

(2) dividends, payments or distributions by a Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a wholly owned Subsidiary, the Borrower or a Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities or such other amount to which it is entitled pursuant to the terms of such Equity Interest;

(B) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Borrower or any Parent Company, including in connection with any merger, amalgamation or consolidation, in each case held by Persons other than the Borrower or a Subsidiary; or

(C) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or final maturity, any Junior Indebtedness, other than Indebtedness permitted under clauses (7), (8) and (9) of Section 7.02(b); or

(D) make any payment of management, consulting, monitoring, transaction, advisory and other fees and related indemnities and expenses to Sponsor, any Co-Sponsor, any Co-Investor or any Affiliate thereof;

(all such payments and other actions set forth in clauses (A) through (D) above being collectively referred to as “Restricted Payments”), unless, at the time of and immediately after giving effect to such Restricted Payment:

(1) no Event of Default will have occurred and be continuing or would occur as a consequence thereof

(2) (a) in the case of Restricted Payments described in clauses (A) and (B) above, the Total Net Leverage Ratio for the Test Period most recently ended calculated on a pro forma basis after giving effect to any such Restricted Payment does not exceed 4.25 to 1.00 and (b) in the case of Restricted Payments described in clause (C) above, the Total Net Leverage Ratio for the Test Period most recently ended calculated on a pro forma basis after giving effect to any such Restricted Payment does not exceed 4.75 to 1.00;

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments and Investments (including the fair market value of any non-cash amount) made by the Borrower and its Subsidiaries after the Closing Date (excluding Restricted Payments permitted by Section 7.05(b) other than clause (1) thereof and Investments permitted by Section 7.13(b) and (c)), is less than the sum of (without duplication):

(a) commencing with the fiscal year ending December 31, 2021, Excess Cash Flow (but not less than zero in any period) in respect of any fiscal year not required to be applied in prepayment pursuant to Section 2.05(2)(a); plus

(b) 100.0% of the aggregate Net Proceeds received by the Borrower and its Subsidiaries since the Closing Date from the issue or sale of Equity Interests of (x) the Borrower and (y) Parent Companies, to the extent the proceeds of any such issuance or consideration for any such sale are contributed to the Borrower; provided that this clause (b) will not include the proceeds from (v) any exercise of the cure right set forth in Section 8.04, (w) Refunding Capital Stock applied in accordance with Section 7.05(b)(2) below, (x) Equity Interests or convertible debt securities of the Borrower sold to a Subsidiary, (y) Disqualified Stock or Indebtedness that has been converted into Disqualified Stock or (z) Excluded Contributions; plus

(c) [reserved]; plus

(d) 100.0% of the aggregate amount received in cash by the Borrower or a Subsidiary by means of the sale or other disposition (other than to the Borrower or a Subsidiary) of, or other returns on investments from, Investments made by the Borrower or its Subsidiaries after the Closing Date pursuant to Section 7.13(a) (not to exceed the original amount of such Investment); plus

(e) [reserved]; plus

(f) 100% of the aggregate amount of any Excluded Proceeds (except to the extent utilized to repurchase, redeem, defease, acquire, or retire for value any Other Applicable Indebtedness pursuant to the terms hereof or any Junior Indebtedness pursuant to clause (b)(13) below); plus

(g) $7.5 million, plus

(h) 100% of the aggregate principal amount or liquidation preference, as applicable, of Indebtedness or Disqualified Stock of the Borrower or any Subsidiary, that has been converted into or exchanged for Qualified Equity Interests of the Borrower or any Parent Company; provided that this clause (h) will not include any conversions or exchanges for (v) Equity Interests issued as part of the cure right set forth in Section 8.04, (w) Refunding Capital Stock applied in accordance with Section 7.05(b)(2) below, (x) Equity Interests or convertible debt securities of the Borrower sold to a Subsidiary, (y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (z) Excluded Contributions, in the case of each of clauses (a) through (h) above of this Section 7.05(a)(3), to the extent Not Otherwise Applied.

(b) The provisions of Section 7.05(a) will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of this Section 7.05;

(2) (a) the redemption, repurchase, defeasance, discharge, retirement or other acquisition of (i) any Equity Interests of the Borrower, any Subsidiary or any Parent Company, including any accrued and unpaid dividends thereon (“Treasury Capital Stock”) or (ii) Junior Indebtedness, in each case, made (x) in exchange for, or out of the proceeds of, a sale or issuance (other than to a Subsidiary) of Equity Interests of the Borrower or any Parent Company (in the case of proceeds, to the extent any such proceeds therefrom are contributed to the Borrower) (in each case, other than Disqualified Stock) (“Refunding Capital Stock”) and (y) within 120 days of such sale or issuance,

(b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of a sale or issuance (other than to a Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any Subsidiary) of Refunding Capital Stock made within 120 days of such sale or issuance, and

(c) if, immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon by the Borrower was permitted under clause (6)(a) or (b) of this Section 7.05(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any Parent Company) in an aggregate amount per annum no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the principal payment on, defeasance, redemption, repurchase, exchange or other acquisition or retirement of:

(a) Junior Indebtedness of the Borrower or a Guarantor made by exchange for, or out of the proceeds of the sale, issuance or incurrence of, new Junior Indebtedness of the Borrower or a Guarantor or Disqualified Stock of the Borrower or a Guarantor substantially concurrently with such sale, issuance or incurrence,

(b) Disqualified Stock of the Borrower or a Guarantor made by exchange for, or out of the proceeds of the sale, issuance or incurrence of Disqualified Stock or Junior Indebtedness of the Borrower or a Guarantor, made substantially concurrently with such sale, issuance or incurrence,

(c) Disqualified Stock of a Subsidiary that is not a Guarantor made by exchange for, or out of the proceeds of the sale or issuance of, Disqualified Stock of a Subsidiary that is not a Guarantor, made substantially concurrently with such sale or issuance, that, in each case, is Refinancing Indebtedness incurred or issued, as applicable, in compliance with Section 7.02, and

(d) Junior Indebtedness of the Borrower or a Guarantor made by exchange for, or out of the proceeds of the issuance or incurrence of, any other Indebtedness or Disqualified Stock permitted pursuant to Section 7.02 substantially concurrently with such sale, issuance or incurrence,

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) (including related stock appreciation rights or similar securities) of the Borrower or any Parent Company held by any future, present or former employee, director, officer, member of management, consultant or independent contractor (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its Subsidiaries, any

Affiliated Practice or any Parent Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any equity subscription or equity holder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Borrower or any Parent Company in connection with any such repurchase, retirement or other acquisition), including any Equity Interests rolled over by management of the Borrower, any of its Subsidiaries, any Affiliated Practice or any Parent Company in connection with the Transactions; provided that the aggregate amount of Restricted Payments made under this clause (4) does not exceed $3.5 million in any calendar year (increasing to $7.0 million following an underwritten public Equity Offering by the Borrower or any Parent Company) with unused amounts in any calendar year being carried over to succeeding calendar years; provided further that each of the amounts in any calendar year under this clause (4) may be increased by an amount not to exceed:

(a) the cash proceeds from the substantially concurrent sale of Equity Interests (other than Disqualified Stock) of the Borrower and, to the extent contributed to the Borrower, the cash proceeds from the substantially concurrent sale of Equity Interests of any Parent Company, in each case to any future, present or former employees, directors, officers, members of management, consultants or independent contractors (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its Subsidiaries, any Affiliated Practice or any Parent Company that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of Section 7.05(a); plus

(b) the amount of any cash bonuses otherwise payable to members of management, employees, directors, consultants or independent contractors (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its Subsidiaries, any Affiliated Practice or any Parent Company that are foregone in exchange for the receipt of Equity Interests of the Borrower or any Parent Company pursuant to any compensation arrangement, including any deferred compensation plan; plus

(c) the cash proceeds of life insurance policies received by the Borrower or its Subsidiaries (or by any Parent Company to the extent contributed to the Borrower) after the Closing Date; minus

(d) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a), (b) and (c) of this clause (4);

provided that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by clauses (a), (b) and (c) above in any calendar year; provided further that cancellation of Indebtedness owing to the Borrower or any Subsidiary from any future, present or former employees, directors, officers, members of management, consultants or independent contractors (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any Parent Company or any Subsidiary in connection with a repurchase of Equity Interests of the Borrower or any Parent Company will not be deemed to constitute a Restricted Payment for purposes of this Section 7.05 or any other provision of this Agreement;

(5) payments on Indebtedness arising from agreements providing for adjustments of purchase price, earn-outs, other contingent obligations and other deferred purchase price obligations entered into in connection with acquisitions or investments, so long as no Event of Default has occurred and is continuing;

(6) [reserved];

(7) payments made or expected to be made by the Borrower or any Subsidiary in respect of withholding or similar taxes payable by any future, present or former employee, director, officer, member of management, consultant or independent contractor (or their respective Controlled Investment Affiliates or Immediate Family Members or permitted transferees) of the Borrower, any Subsidiary or any Parent Company,

(a) any repurchases or withholdings of Equity Interests in connection with the exercise of stock options, warrants or similar rights if such Equity Interests represent a portion of the exercise price of, or withholding obligations with respect to, such options, warrants or similar rights or required withholding or similar taxes, and

(b) loans or advances to officers, directors, employees, managers, consultants and independent contractors of the Borrower, any Subsidiary or any Parent Company in connection with such Person’s purchase of Equity Interests of the Borrower or any Parent Company; provided that no cash is actually advanced pursuant to this clause (c) other than to pay Taxes due in connection with such purchase, unless immediately repaid;

(8) the declaration and payment of dividends on the Borrower’s common equity (or the payment of dividends to any Parent Company to fund a payment of dividends on such company’s common equity), following the first public offering of the Borrower’s common equity or the common equity of any Parent Company after the Closing Date, in an aggregate amount not to exceed 6.0% per annum of the Net Proceeds received by (or contributed to) the Borrower and its Subsidiaries from such first public offering;

(9) Restricted Payments in an amount that does not exceed the aggregate amount of Excluded Contributions made substantially concurrently with such Restricted Payment;

(10) Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (10) not to exceed (as of the date any such Restricted Payment is made) $7.5 million;

(11) [reserved];

(12) any Restricted Payment made on or around the Closing Date in connection with the Transactions;

(13) the repurchase, redemption, defeasance, acquisition or retirement for value of any Junior Indebtedness from Excluded Proceeds (except to the extent utilized to make Restricted Payments pursuant to clause (f) of Section 7.05(a));

(14) the declaration and payment of dividends or distributions by the Borrower or any Subsidiary to, or the making of loans or advances to, the Borrower or any Parent Company in amounts required for any Parent Company to pay in each case without duplication:

(a) franchise, excise and similar Taxes and other fees and expenses, required to maintain their corporate or other legal existence or privilege of doing business;

(b) for so long as the Borrower or any of its Subsidiaries are members of a consolidated, combined, unitary or similar income Tax group with such Parent Company, consolidated, combined, unitary or similar Tax liabilities of such Parent Company and its Subsidiaries when and as due, provided that (i) the amount of such payments in respect of any Tax year does not, in the aggregate, exceed the amount that the Borrower and its Subsidiaries that are members of such consolidated, combined, unitary or similar group would have been required to pay in respect of such Taxes in respect of such year if the Borrower and such Subsidiaries paid such Taxes directly on a separate company basis or as a stand-alone consolidated, combined, unitary or similar income Tax group (reduced by any such Taxes paid directly by the Borrower or any such Subsidiary on behalf of such consolidated, combined, unitary or similar income Tax group with such Parent Company) and (ii) the cash distributions made pursuant to this clause (b) in respect of any Taxes attributable to any Subsidiaries of the Borrower that are not Subsidiary Guarantors may be made only to the extent that such Subsidiaries have made cash payments for such purpose to the Borrower or any Subsidiary Guarantor;

(c) salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, employees, directors, officers, members of management, consultants and independent contractors of any Parent Company, and any payroll, social security or similar Taxes thereof;

(d) general corporate or other operating, administrative, compliance and overhead costs and expenses (including expenses relating to auditing and other accounting matters) of any Parent Company; provided that the amount pursuant to this clause (d) shall not exceed $2.0 million in any calendar year;

(e) fees and expenses (including ongoing compliance costs and listing expenses) related to any equity or debt offering of a Parent Company (whether or not consummated);

(f) amounts that would be permitted to be paid directly by the Borrower or its Subsidiaries under Section 7.07 (other than clause 2(a) thereof);

(g) [reserved]; and

(h) to finance Investments or other acquisitions or investments otherwise permitted to be made pursuant to Section 7.13 if made by the Borrower; provided that:

(i) such Restricted Payment must be made within 30 days of the closing of such Investment, acquisition or investment,

(ii) such Parent Company must, promptly following the closing thereof, cause (A) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Borrower or a Subsidiary or (B) the merger, amalgamation, consolidation or sale of the Person formed or acquired into the Borrower or a Subsidiary (to the extent not prohibited by Section 7.03) in order to consummate such Investment, acquisition or investment,

(iii) such Parent Company and its Affiliates (other than the Borrower or any Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Borrower or a Subsidiary could have given such consideration or made such payment in compliance with this Agreement,

(iv) any property received by the Borrower may not increase amounts available for Restricted Payments pursuant to clause (3) of Section 7.05(a), and

(v) to the extent constituting an Investment, such Investment will be deemed to be made by the Borrower or such Subsidiary pursuant to Section 7.13 (other than pursuant to Section 7.13(b)(1) or pursuant to the definition of “Permitted Investments” (other than clause (9) thereof));

(15) the payment of (a) Management Fees (including any unpaid Management Fees accrued in any prior year) so long as no Event of Default has occurred and is continuing; provided that any amounts thereof that remain unpaid as a result of the existence of an Event of Default shall continue to accrue and shall be payable in addition to other Management Fees then due and payable at such time as no Event of Default remains continuing and (b) indemnities and expenses pursuant to the Management Services Agreement (including any unpaid indemnities and expenses accrued in any prior year); provided that the aggregate amount of Management Fees that may be permitted to be paid under this Agreement shall not exceed the amount of the annual fee specified under Section 2(b) of the Management Services Agreement;

(16) cash payments, or loans, advances, dividends or distributions to any Parent Company to make payments, in lieu of issuing fractional shares in connection with share dividends, share splits, reverse share splits, mergers, consolidations, amalgamations or other business combinations and in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Borrower, any Subsidiary or any Parent Company;

(17) Restricted Payments described in clauses (A) through (C) of the definition thereof so long as no Event of Default under Section 8.01(1) or Section 8.01(6) will have occurred and be continuing or would occur as a consequence thereof; provided that after giving pro forma effect thereto and the application of the net proceeds therefrom, (x) the Total Net Leverage Ratio for the Test Period immediately preceding such Restricted Payment would be no greater than 3.50 to 1.00 in respect of Restricted Payments described in clauses (A) and (B) of the definition thereof and (y) the Total Net Leverage Ratio for the Test Period immediately preceding such Restricted Payment would be no greater than 4.00 to 1.00 in respect of Restricted Payments described in clause (C) of the definition thereof;

(18) [reserved];

(19) [reserved];

(20) after the sixth anniversary of the Closing Date, the payment of dividends, other distributions and other amounts by the Borrower to, or the making of loans to, any Parent Company in the amount required for such parent to, if applicable, pay amounts equal to amounts required for any Parent Company, if applicable, to pay AHYDO Payments on Indebtedness, the proceeds of which have been permanently contributed to the Borrower or any Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, the Borrower or any Subsidiary incurred in accordance with this Agreement; provided that the aggregate amount of such dividends, distributions, loans and other amounts shall not exceed the amount of cash actually contributed to the Borrower for the incurrence of such Indebtedness;

(21) [reserved];

(22) [reserved]; and

(23) the refinancing of any Junior Indebtedness with the Net Proceeds of a substantially concurrent Equity Offering or the Net Proceeds of, or in exchange for, any substantially concurrent Refinancing Indebtedness.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date the Restricted Payment is made, or at the Borrower’s election, the date a commitment is made to make such Restricted Payment, of the assets or securities proposed to be transferred or issued by the Borrower or any Subsidiary, as the case may be, pursuant to the Restricted Payment.

For the avoidance of doubt, this Section 7.05 will not restrict the making of any AHYDO Payment with respect to, and required by the terms of, any Indebtedness of the Borrower or any Subsidiary permitted to be incurred under this Agreement.

SECTION 7.06. Change in Nature of Business. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, engage in any material line of business substantially different from those lines of business conducted by the Borrower and the Subsidiaries on the Closing Date or any business(es) or any other activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted or proposed to be conducted by the Borrower and the Subsidiaries on the Closing Date.

SECTION 7.07. Transactions with Affiliates.

(a) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any transaction, contract, agreement, understanding, loan, advance or guarantee (and in each case amendments thereof) with, or for the benefit of, any Affiliate of the Borrower (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $2.0 million, unless (x) such Affiliate Transaction is on terms, taken as a whole, that are not materially less favorable to the Borrower or the relevant Subsidiary than those that would have been obtained at such time in a comparable transaction by the Borrower or such Subsidiary with a Person other than an Affiliate of the Borrower on an arm’s-length basis and (y) the Borrower delivers to the Administrative Agent with respect to any Affiliate Transaction or series of related Affiliate Transactions requiring aggregate payments or consideration in excess of $2.0 million, an Officer’s Certificate certifying that such Affiliate Transaction complies, or complied, with clause (x) at the time consummated.

(b) The foregoing restriction will not apply to the following:

(1) transactions (a) solely among Loan Parties or, in any case, any entity that becomes a Loan Party as a result of such transaction, (b) solely among non-Loan Parties or (c) solely with respect to ordinary course cash management transactions, among the Borrower and its Subsidiaries;

(2) (a) Restricted Payments permitted by Section 7.05 (including any transaction specifically excluded from the definition of the term “Restricted Payments,” including pursuant to the exceptions contained in the definition thereof and the parenthetical exclusions of such definition, but excluding any Restricted Payment permitted by Section 7.05(b)(14)(f)), (b) any Permitted Investment(s) consisting of Investments between or among the Borrower and the Subsidiaries or to officers, directors, employees, consultants, independent contractors and members of management and (c) Indebtedness owing to officers, directors, employees, consultants, independent contractors and members of management and Indebtedness between or among the Borrower and the Subsidiaries, in each case, permitted by Section 7.02;

(3) (a) the payment of amounts permitted pursuant to Section 7.05(b)(15);

(b) the payment of indemnification and similar amounts to, and reimbursement of expenses to, the Sponsor or any Co-Sponsor and their officers, directors, employees and Affiliates, in each case, approved by, or pursuant to arrangements approved by, the Board of Directors,

(c) payments, loans, advances or guarantees (or cancellation of loans, advances or guarantees) to future, present or former employees, officers, directors, managers, consultants or independent contractors or guarantees in respect thereof for bona fide business purposes or in the ordinary course of business or consistent with industry practice,

(d) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with current, former or future officers, directors, employees, managers, consultants and independent contractors of the Borrower, any Subsidiary or any Parent Company; and

(e) any payment of compensation or other employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers current, former or future officers, directors, employees, managers, consultants and independent contractors of the Borrower, any Subsidiary or any Parent Company;

(4) the payment of fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided to, or on behalf of or for the benefit of, present, future or former employees, directors, officers, members of management, consultants or independent contractors (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any Parent Company, any Subsidiary or any Affiliated Practice, in each case, in the ordinary course of business of the Borrower, any Parent Company or any Subsidiary;

(5) transactions with a fair market value of less than $5.0 million in which the Borrower or any Subsidiary, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Subsidiary from a financial point of view or stating that the terms, when taken as a whole, are not materially less favorable to the Borrower or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Borrower or such Subsidiary with a Person that is not an Affiliate of the Borrower on an arm’s-length basis;

(6) the existence of, or the performance by the Borrower or any Subsidiary of its obligations under the terms of, any agreement as in effect as of the Closing Date and set forth on Schedule 7.07, or any amendment thereto or replacement thereof (so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the Board of Directors to the Lenders, when taken as a whole, as compared to the applicable agreement as in effect on the Closing Date);

(7) (i) the existence of, or the performance by the Borrower or any Subsidiary of its obligations under the terms of, any equity holders agreement or the equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any amendment thereto and, similar agreements or arrangements that it may enter into thereafter; provided that the existence of, or the performance by the Borrower or any Subsidiary of obligations under any future amendment to any such existing agreement or arrangement or under any similar agreement or arrangement entered into after the Closing Date will only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement or arrangement are not otherwise materially disadvantageous in the good faith judgment of the Board of Directors to the Lenders, when taken as a whole, as compared to the original agreement or arrangement in effect on the Closing Date and (ii) payments by the Borrower or any Subsidiary made for any financial advisory, consulting, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by, or made pursuant to arrangements approved by, a majority of the Board of Directors in good faith; provided that (A) immediately before and after giving effect to any payments made pursuant to clause (7)(i), no Event of Default shall have occurred or be continuing or would result therefrom, and (B) the aggregate amount of payments made pursuant to clauses (7)(i) and (ii) shall not exceed, in the aggregate, $2.0 million; provided further that any amounts pursuant to clause (7)(i) that remain unpaid as a result of the existence of an Event of Default shall continue to accrue and shall be payable in addition to other such amounts then due and payable at such time as no Event of Default remains continuing;

(8) the Transactions and the payment of all fees and expenses related to the Transactions, including Transaction Expenses;

(9) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business or consistent with industry practice and otherwise in compliance with the terms of this Agreement that are fair to the Borrower and the Subsidiaries, in the reasonable determination of the Board of Directors or the senior management of the Borrower, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance, sale or transfer of Equity Interests (other than Disqualified Stock) of the Borrower or any Parent Company to any Person and the granting and performing of customary rights (including registration rights) in connection therewith, and any contribution to the capital of the Borrower;

(11) transactions with Affiliated Practices in the ordinary course of business;

(12) [reserved];

(13) payments with respect to Indebtedness, Disqualified Stock and other Equity Interests (and cancellation of any thereof) of the Borrower, any Parent Company and any Subsidiary to any future, current or former employee, director, officer, member of management, consultant or independent contractor (or their respective Controlled Investment Affiliates or Immediate Family Members or permitted transferees) of the Borrower, any of its Subsidiaries or any Parent Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any equity subscription or equity holder agreement that are, in each case, approved by the Borrower in good faith; and any employment agreements, severance arrangements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, members of management, consultants or independent contractors (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) that are, in each case, approved by the Borrower in good faith;

(14) (a) investments by Affiliates in securities or Indebtedness of the Borrower or any Subsidiary (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by the Borrower or such Subsidiary generally to other investors on the same or more favorable terms and (b) payments to Affiliates in respect of securities or Indebtedness of the Borrower or any Subsidiary contemplated in the foregoing subclause (a) or that were acquired from Persons other than the Borrower and the Subsidiaries, in each case, in accordance with the terms of such securities or Indebtedness;

(15) [reserved];

(16) payments by the Borrower (and any Parent Company) and its Subsidiaries pursuant to tax sharing agreements among the Borrower (and any Parent Company) and its Subsidiaries; provided that in each case the amount of such payments by the Borrower and its Subsidiaries are permitted under Section 7.05(b)(14);

(17) [reserved];

(18) [reserved];

(19) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to equity holders of the Borrower or any Parent Company pursuant to any equity holders agreement or registration rights agreement entered into on or after the Closing Date;

(20) transactions permitted by, and complying with, Section 7.03 solely for the purpose of (a) reorganizing to facilitate any initial public offering of securities of the Borrower or any Parent Company, (b) forming a holding company or (c) reincorporating the Borrower in a new jurisdiction;

(21) transactions undertaken in good faith (as determined by the Board of Directors or certified by senior management of the Borrower in an Officer’s Certificate) for the purposes of improving the consolidated tax efficiency of the Borrower and its Subsidiaries and not for the purpose of circumventing Articles VI and VII of this Agreement; so long as such transactions, when taken as a whole, do not result in a material adverse effect on the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties, when taken as a whole, in each case, as determined in good faith by the Board of Directors or certified by senior management of the Borrower in an Officer’s Certificate;

(22) (a) transactions with a Person that is an Affiliate of the Borrower solely because the Borrower or any Subsidiary owns Equity Interests in such Person and (b) transactions with any Person that is an Affiliate solely because a director or officer of such Person is a director or officer of the Borrower, any Subsidiary or any Parent Company;

(23) (a) [reserved] and (b) any transactions with an Affiliate in which the consideration paid consists solely of Equity Interests of the Borrower or a Parent Company;

(24) the sale, issuance or transfer of Equity Interests (other than Disqualified Stock) of the Borrower;

(25) [reserved];

(26) payments in respect of (a) the Obligations or (b) other Indebtedness or Disqualified Stock of the Borrower and its Subsidiaries held by Affiliates; provided that such Obligations were acquired by an Affiliate of the Borrower in compliance herewith;

(27) payments by the Borrower and any Subsidiary and transactions pursuant to the Acquisition Agreement;

(28) transactions undertaken in the ordinary course of business pursuant to membership in a purchasing consortium; and

(29) any Loan Party may enter into a Services Agreement with any Person in connection with such Person becoming an Affiliated Practice.

SECTION 7.08. Burdensome Agreements. The Borrower shall not, nor shall the Borrower permit any Subsidiary that is not a Guarantor (or, solely in the case of clause (4), that is a Subsidiary Guarantor) to, directly or indirectly, create or otherwise cause to exist or become effective any consensual encumbrance or consensual restriction (other than this Agreement or any other Loan Document) on the ability of any Subsidiary that is not a Guarantor (or, solely in the case of clause (4), that is a Subsidiary Guarantor) to:

(1)       (a) pay dividends or make any other distributions to the Borrower or any Subsidiary that is a Guarantor on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Borrower or to any Subsidiary that is a Guarantor; Guarantor;

(2) make loans or advances to the Borrower or to any Subsidiary that is a

(3) sell, lease or transfer any of its properties or assets to the Borrower or to any Subsidiary that is a Guarantor; or

(4) with respect to (a) any Subsidiary Guarantor (and, solely to the extent this clause (4)(a) relates to Hedging Obligations of Subsidiaries, the Borrower), Guaranty the Obligations or (b) with respect to the Borrower or any Subsidiary Guarantor, create, incur or cause to exist or become effective Liens on property of such Person for the benefit of the Lenders with respect to the Obligations under the Loan Documents to the extent such Lien is required to be given to the Secured Parties pursuant to the Loan Documents;

provided that any dividend or liquidation priority between or among classes or series of Capital Stock, and the subordination of any obligation (including the application of any remedy bars thereto) to any other obligation will not be deemed to constitute such an encumbrance or restriction.

(a) Section 7.08(1) to (4) will not apply to any encumbrances or restrictions existing under or by reason of:

(1) encumbrances or restrictions in effect on the Closing Date, including pursuant to the Loan Documents and any Hedge Agreements, Hedging Obligations and the related documentation;

(2) encumbrances or restrictions pursuant to any Additional Letter of Credit Facility and the related documentation;

(3) Purchase Money Obligations and Capitalized Lease Obligations that impose restrictions of the nature discussed in clauses (3) and 4(b) above on the property so acquired;

(4) applicable Law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person, or relating to Indebtedness or Equity Interests of a Person, acquired by or merged, amalgamated or consolidated with and into the Borrower or any Subsidiary, or any other transaction entered into in connection with any such acquisition, merger, consolidation or amalgamation in existence at the time of such acquisition or at the time it merges, amalgamates or consolidates with or into the Borrower or any Subsidiary or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired or designated and its Subsidiaries, or the property or assets of the Person so acquired or designated and its Subsidiaries or the property or assets so acquired or designated;

(6) contracts or agreements for the sale or disposition of assets, including any restrictions with respect to a Subsidiary of the Borrower pursuant to an agreement that has been entered into for the sale or disposition of any of the Capital Stock or assets of such Subsidiary;

(7) [reserved];

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business or consistent with industry practice or arising in connection with any Liens permitted by Section 7.01 or any applicable Intercreditor Agreement;

(9) provisions in agreements governing Indebtedness and Disqualified Stock of Subsidiaries that are not Guarantors permitted to be incurred subsequent to the Closing Date pursuant to Section 7.02;

(10) provisions in joint venture agreements and other similar agreements (including equity holder agreements) relating to such joint venture or its members or entered into in the ordinary course of business;

(11) customary provisions contained in leases, sub-leases, licenses, sub-licenses, Equity Interests or similar agreements, including with respect to intellectual property and other agreements;

(12) [reserved];

(13) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Borrower or any Subsidiary is a party entered into in the ordinary course of business or consistent with industry practice; provided that such agreement prohibits the encumbrance of solely the property or assets of the Borrower or such Subsidiary that are subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Borrower or such Subsidiary or the assets or property of another Subsidiary;

(14) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Borrower or any Subsidiary;

(15) customary provisions restricting assignment of any agreement;

(16) restrictions arising in connection with cash or other deposits permitted under Section 7.01;

(17) any other agreement or instrument governing any Indebtedness or Disqualified Stock permitted to be incurred or issued pursuant to Section 7.02 entered into after the Closing Date that contains encumbrances and restrictions that either (i) are no more restrictive in any material respect, taken as a whole, with respect to the Borrower or any Subsidiary than (A) the restrictions contained in the Loan Documents as of the Closing Date or (B) those encumbrances and other restrictions that are in effect on the Closing Date with respect to the Borrower or that Subsidiary pursuant to agreements in effect on the Closing Date, (ii) are not materially more disadvantageous, taken as a whole, to the Lenders than is customary in comparable financings for similarly situated issuers or (iii) will not materially impair the Borrower’s ability to make payments on the Obligations when due, in each case in the good faith judgment of the Borrower;

(18) (i) under terms of Indebtedness and Liens in respect of Indebtedness permitted to be incurred pursuant to Section 7.02(b)(4) and any permitted refinancing in respect of the foregoing and (ii) agreements entered into in connection with any Sale- Leaseback Transaction entered into in the ordinary course of business or consistent with industry practice and permitted under clause (v) of the definition of “Asset Sale”;

(19) customary restrictions and conditions contained in documents relating to any Lien so long as (i) such Lien is a Permitted Lien and such restrictions or conditions relate only to the specific asset subject to such Lien and (ii) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 7.08;

(20) [reserved];

(21) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (20) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, no more restrictive in any material respect with respect to such encumbrance and other restrictions, taken as a whole, than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(22) any encumbrance or restriction existing under, by reason of or with respect to Refinancing Indebtedness; provided that the encumbrances and restrictions contained in the agreements governing that Refinancing Indebtedness are, in the good faith judgment of the Borrower, not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced; and

(23) applicable law or any applicable rule, regulation or order in any jurisdiction where Indebtedness or Disqualified Stock of Foreign Subsidiaries permitted to be incurred or issued pursuant to Section 7.02 is incurred.

SECTION 7.09. Accounting Changes. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, make any change in fiscal year; provided, however, that the Borrower may, upon the prior consent of the Required Lenders, change its fiscal year, and, notwithstanding anything in Section 10.01 to the contrary, the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary to reflect such permitted change in fiscal year.

SECTION 7.10. Amendments of Organizational Documents, Junior Indebtedness Documents and Services Agreements.

(1) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, amend its Organizational Documents in a manner materially adverse to the Lenders. Nothing contained in this Section 7.10 shall be deemed to prohibit any Subsidiary or the parent entity of such Subsidiary from reorganizing or changing the entity form of such Subsidiary upon prior written notice to the Administrative Agent and provided that such reorganization or change is not materially adverse to the Lenders (it being understood that any reorganization or change into a limited partnership or a limited liability company by any Subsidiary or the parent entity of such Subsidiary in accordance with Section 7.03 shall not be deemed to be materially adverse to the Lenders).

(2) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, amend the documents governing its Junior Indebtedness in a manner materially adverse to the Lenders.

(3) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, amend or waive any provision of any Services Agreement in a manner that is material and adverse to the interest of the Lenders, taken as a whole, except to the extent any such amendment or waiver is required by a Change in Law as reasonably determined by the Borrower in good faith.

SECTION 7.11. Holdings. Holdings shall not engage in any material operating or business activities; provided that the following and any activities incidental thereto shall be permitted in any event:

(i) its ownership of the Equity Interests of the Borrower, including receipt and payment of Restricted Payments and other amounts in respect of Equity Interests,

(ii) the maintenance of its legal existence and privilege of doing business (including the ability to incur and pay, as applicable, fees, costs and expenses and Taxes relating to such maintenance and the payment of any tax distributions pursuant to Section 7.05(b)(14)(b)),

(iii) the performance of its obligations with respect to the Transactions, the Acquisition Agreement, the Loan Documents and any other documents governing Indebtedness permitted hereby,

(iv) any public offering of its common equity or any other issuance, registration or sale of its Equity Interests,

(v) financing activities, including the issuance of securities, incurrence of debt, receipt and payment of dividends and distributions, making contributions to the capital of its Subsidiaries and any Affiliated Practice and guaranteeing the obligations of the Borrower and its other Subsidiaries and any Affiliated Practice,

(vi) if applicable, participating in Tax, accounting and other administrative matters, including as a member of any consolidated, combined, unitary or similar tax group and the provision of administrative and advisory services (including treasury and insurance services) to its Subsidiaries of a type customarily provided by a holding company to its Subsidiaries,

(vii) holding any cash or property (but not operate any property),

(viii) providing indemnification to officers and directors,

(ix) merging, amalgamating or consolidating with or into any Person (in compliance with Section 7.03),

(x) repurchases of Indebtedness through open market purchases and Dutch auctions,

(xi) activities incidental to Permitted Acquisitions or similar Investments consummated by the Borrower and the Subsidiaries, including the formation of acquisition vehicle entities and intercompany loans and/or Investments incidental to such Permitted Acquisitions or similar Investments,

(xii) any transaction with the Borrower and/or any Subsidiary to the extent expressly permitted under this Article VII, and

(xiii) any activities incidental or reasonably related to the foregoing.

SECTION 7.12. Financial Covenant. The Borrower and each of the Subsidiaries covenant and agree that, commencing with the Test Period ending September 30, 2020, the Borrower shall not permit the Total Net Leverage Ratio as of the last day of any Test Period to be greater than the corresponding ratio set forth below (in each case, such compliance to be determined on the basis of the financial information most recently delivered to the Administrative Agent pursuant to Section 6.01(1) and Section 6.01(2) for such Test Period) (the “Financial Covenant”):

Test Period ending:	Total Net Leverage Ratio
September 30, 2020	8.00:1.00
December 31, 2020	8.00:1.00
March 31, 2021	8.00:1.00
June 30, 2021	8.00:1.00
September 30, 2021	8.00:1.00
December 31, 2021	8.00:1.00
March 31, 2022	8.00:1.00
June 30, 2022	7.25:1.00
September 30, 2022	7.25:1.00
December 31, 2022	7.25:1.00
March 31, 2023	7.25:1.00
June 30, 2023, and each fiscal quarter ending thereafter	7.00:1.00

SECTION 7.13. Investments.

(a) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly make any Investment, unless, at the time of and immediately after giving effect to such Investment, such Investment, together with the aggregate amount of all other Investments and Restricted Payments (including the fair market value of any non- cash amount) made by the Borrower and its Subsidiaries after the Closing Date (excluding Investments permitted by Section 7.13(b) and (c) and Restricted Payments permitted by Section 7.05(b) other than clause (1) thereof), is less than the sum of the amount set forth in Section 7.05(a)(3); provided that (x) no Event of Default under Section 8.01(1) or under Section 8.01(6) shall have occurred and be continuing or would occur as a consequence thereof and (y) the Total Net Leverage Ratio for the Test Period most recently ended calculated on a pro forma basis after giving effect to any such Investment does not exceed 5.50 to 1.00.

(b) The provisions of Section 7.13(a) will not prohibit:

(1) Investments in an amount that does not exceed the aggregate amount of Excluded Contributions made substantially concurrently with such Investment; and

(2) Permitted Investments.

(c) Notwithstanding anything set forth herein, the aggregate amount of Investments in Subsidiaries that are not Loan Parties (excluding Affiliated Practices) made by the Loan Parties after the Closing Date, when taken together with (x) all other dispositions to any Subsidiary that is not a Loan Party pursuant to clause (e) of the definition of Asset Sale and (y) all other Investments in any Subsidiary that is not a Loan Party made pursuant to this Section 7.13, in each case that are at that time outstanding, shall not exceed the Non-Loan Party Amount as of the date such Investment or disposition is made.

ARTICLE VIII

Events of Default and Remedies

SECTION 8.01. Events of Default. Each of the events referred to in clauses (1) through (12) of this Section 8.01 shall constitute an “Event of Default”:

(1) Non-Payment. The Borrower fails to pay (a) when and as required to be paid herein, any amount of principal of any Loan or (b) within five (5) Business Days after the same becomes due, any interest on any Loan or any other amount payable hereunder or with respect to any other Loan Document; or

(2) Specific Covenants. The Borrower, any Subsidiary or, in the case of Section 7.11, Holdings, fails to perform or observe any term, covenant or agreement contained in Section 6.03(1), 6.05(1) (solely with respect to the Borrower), 6.13(2) 6.15(ii) or Article VII; provided that the Borrower’s failure to comply with the Financial Covenant is subject to cure pursuant to Section 8.04; or

(3) Other Defaults. Holdings, the Borrower or any Subsidiary fails to perform or observe any other covenant or agreement (not specified in Section 8.01(1) or (2) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after receipt by the Borrower of written notice thereof from the Administrative Agent or the AAL Last Out Representative; or

(4) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by any Loan Party herein, in any other Loan Document, or in any document required to be delivered in connection herewith or therewith shall be untrue in any material respect when made or deemed made and such materially untrue representation, warranty, certification or statement of fact, to the extent capable of being cured, shall continue to be materially untrue for a period of thirty (30) days after receipt by the Borrower of written notice thereof from the Administrative Agent; provided, that this clause (4) shall be limited on the Closing Date to the Specified Representations and the Specified Acquisition Agreement Representations, and the failure of any other representation, warranty, certification or statement of fact made or deemed made by any Loan Party to be untrue in any material respect when made or deemed made on the Closing Date shall not constitute a breach of this clause (4) or

(5) Cross-Default. Holdings, the Borrower or any Subsidiary (a) fails to make any payment beyond the applicable grace period, if any, whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise, in respect of any Indebtedness (other than Indebtedness hereunder) having an aggregate outstanding principal amount (individually or in the aggregate with all other Indebtedness as to which such a failure shall exist) of not less than the Threshold Amount, or (b) fails to observe or perform any other agreement or condition relating to any such Indebtedness, or any other event occurs (other than, with respect to Indebtedness consisting of Hedging Obligations, termination events or equivalent events pursuant to the terms of such Hedging Obligations and not as a result of any default thereunder by Holdings, the Borrower or any Subsidiary), the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem all of such Indebtedness to be made, prior to its stated maturity; provided that (A) any such failure under clauses (a) or (b) above (x) shall only constitute an Event of Default hereunder if such failure is unremedied and is not waived by the holders of such Indebtedness prior to any termination of the Commitments or acceleration of the Loans pursuant to Section 8.02 and (y) for the avoidance of doubt, shall not result in a Default or Event of Default hereunder while any notice period or grace period, if applicable to such failure remains in effect and (B) this clause (5)(b) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness; or

(6) Insolvency Proceedings, etc. Holdings, the Borrower, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding; or

(7) Judgments. There is entered against Holdings, the Borrower, any Subsidiary Guarantor, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, a final non-appealable judgment and order for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not paid or covered by insurance or indemnities as to which the insurer or indemnifying party has been notified of such judgment or order and the applicable insurance company or indemnifying party has not denied coverage thereof) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) consecutive days; or

(8) ERISA. (a) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan, or (b) Holdings, the Borrower or any Subsidiary Guarantor or any of their respective ERISA Affiliates fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its Withdrawal Liability under Section 4201 of ERISA under a Multiemployer Plan, except, with respect to each of the foregoing clauses of this Section 8.01(8), as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; or

(9) Invalidity of Loan Documents. Any material provision of the Loan Documents, taken as a whole, at any time after its execution and delivery and for any reason (other than (a) as expressly permitted by a Loan Document (including as a result of a transaction permitted under Section 7.03 or 7.04), (b) as a result of acts or omissions by an Agent or any Lender which does not arise from a breach of the Loan Documents by a Loan Party or (c) due to the satisfaction in full of the Termination Conditions) ceases to be in full force and effect, or any Loan Party contests in writing the validity or enforceability of the Loan Documents, taken as a whole (other than as a result of the satisfaction of the Termination Conditions), or any Loan Party denies in writing that it has any or further liability or obligation under the Loan Documents, taken as a whole (other than (i) as expressly permitted by a Loan Document (including as a result of a transaction permitted under Section 7.03 or 7.04) or (ii) as a result of the satisfaction of the Termination Conditions), or purports in writing to revoke or rescind the Loan Documents, taken as a whole, prior to the satisfaction of the Termination Conditions; or

(10) Collateral Documents. Any Lien purported to be created by any Collateral Document with respect to a material portion of the Collateral shall cease to be, or any Lien purported to be created by any Collateral Document with respect to a material portion of the Collateral shall be asserted in writing by any Loan Party (prior to the satisfaction of the Termination Conditions) not to be, a valid and perfected Lien with the priority required by such Collateral Document (or other security purported to be created on the applicable Collateral) on, and security interest in, any material portion of the Collateral purported to be covered thereby, subject to Liens permitted under Section 7.01, except to the extent that any such loss of perfection or priority results from the failure of the Administrative Agent or the Collateral Agent to maintain control of Collateral or possession of Collateral actually delivered to it and pledged under the Collateral Documents or to file Uniform Commercial Code amendments relating to a Loan Party’s change of name or jurisdiction of formation (solely to the extent that the Borrower provides the Collateral Agent written notice thereof in accordance with the Security Agreement, and the Collateral Agent and the Borrower have agreed that the Collateral Agent will be responsible for filing such amendments) or continuation statements, and except as to Collateral consisting of real property to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied coverage; or

(11) Change of Control. There occurs any Change of Control.

(12) Invalidity of AAL and Intercreditor Agreements. Any provisions of the AAL or any Intercreditor Agreement shall for any reason be revoked or invalidated by the Loan Parties or any of their Subsidiaries, or any Loan Party or any of its Subsidiaries shall contest or assert in any manner the validity or enforceability thereof.

SECTION 8.02. Remedies upon Event of Default. Subject to Section 8.04 and the AAL, if any Event of Default occurs and is continuing, the Administrative Agent may with the consent of the Required Lenders and shall, at the request of the Required Lenders, take any or all of the following actions:

(1) declare the Commitments of each Lender and any obligation of the Issuing Banks to make L/C Credit Extensions and the Swing Line Lender to make Swing Line Loans to be terminated, whereupon such Commitments and obligation will be terminated;

(2) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, premium (including the Prepayment Premium, if any) and all other amounts owing or payable under any Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(3) require that the Borrower Cash Collateralize the then outstanding Letters of Credit; and

(4) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law;

provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower, any Subsidiary of the Borrower that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary under Title 11 of the United States Code entitled “Bankruptcy,” as now or hereafter in effect, or any successor thereto (the “Bankruptcy Code”), the Commitments of each Lender and any obligation of the Issuing Banks to issue Letters of Credit and any obligation of the Swing Line Lender to make Swing Line Loans, will automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid will automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the Letters of Credit as aforesaid will automatically become effective, in each case without further act of the Administrative Agent or any Lender.

SECTION 8.03. Application of Funds.

(1) After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 8.02), subject to any Intercreditor Agreement then in effect and Section 8.03(2), any amounts received on account of the Obligations will be applied by the Administrative Agent in the following order:

(a) First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III) payable to the Administrative Agent and the Collateral Agent in their capacities as such (including with respect to all outstanding Letters of Credit);

(b) Second, to payment of that portion of the Obligations constituting fees, indemnities, premium (including the Prepayment Premium, if any) and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III) payable to the Lenders (including with respect to all outstanding Letters of Credit), ratably among them in proportion to the amounts described in this clause Second payable to them;

(c) Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans and L/C Borrowings, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

(d) Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans and L/C Borrowings (including to Cash Collateralize that portion of the L/C Obligations equal to 103% of the aggregate undrawn amount of Letters of Credit), the Secured Hedge Obligations and Cash Management Obligations under Secured Cash Management Agreements, ratably among the Secured Parties in proportion to the respective amounts described in this clause Fourth held by them;

(e) Fifth, to the payment of all other Obligations of the Loan Parties that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

(f) Last, the balance, if any, after all of the Obligations have been paid in full, to the Borrower or as otherwise required by Law.

Subject to Section 2.03(3) and 8.03(2), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause (d) of Section 8.03(1) will be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount will be applied to the other Obligations, if any, in the order set forth above and, if no Obligations remain outstanding, will be paid to the Borrower.

Notwithstanding the foregoing, amounts received from any Loan Party shall not be applied to any Excluded Swap Obligation of such Loan Party.

(2) Notwithstanding any contrary provision set forth herein or in any other Loan Document (including Section 8.03(1)), subject to any Equal Priority Intercreditor Agreement then in effect, the Administrative Agent, Collateral Agent, the AAL Last Out Representative and the Lenders agree that upon the occurrence of a Waterfall Trigger Event, all payments on account of the Obligations (except as otherwise provided herein with respect to Defaulting Lenders) and all proceeds of Collateral (in each case, whether received from any Loan Party, in connection with an Exercise of Remedies, in connection with a credit bid, or otherwise) shall be applied as follows:

(a) First, ratably, to pay any expenses (including cost or expense reimbursements) or indemnities then owed to the Administrative Agent and the Collateral Agent solely in its capacity as such under the Loan Documents, until paid in full;

(b) Second, to pay any fees then owed to the Administrative Agent and the Collateral Agent solely in its capacity as such under the Loan Documents, until paid in full;

(c) Third, ratably, to pay any expenses (including cost or expense reimbursements) or indemnities then owed to the AAL First Out Holders under the Loan Documents, until paid in full;

(d) Fourth, ratably, to pay any fees or premiums (other than any Prepayment Premium) then owed to any of the AAL First Out Holders to the extent constituting AAL First Out Obligations, until paid in full;

(e) Fifth, ratably, to pay interest in respect of the Revolving Loans, Swing Line Loans and Term B-1 Loans under the Loan Documents to the extent constituting AAL First Out Obligations, until paid in full;

(f) Sixth, ratably among the parties entitled thereto in accordance with the amounts of such Obligations then due to such parties, (A) to pay the principal of all Swing Line Loans (together with a concurrent permanent reduction of Revolving Commitments in an amount equal to the amount of such payment) until paid in full, (B) to pay the outstanding principal of all Revolving Loans (together with a concurrent permanent reduction of Revolving Commitments in an amount equal to the amount of such payment) until paid in full, (C) to pay the outstanding principal balance of the Term B-1 Loan (in the inverse order of the maturity of the installments due thereunder) until paid in full, (D) to Administrative Agent, to be held by Administrative Agent, for the benefit of the Issuing Banks (and for the ratable benefit of each of the Lenders that have an obligation to pay to Administrative Agent, for the account of the Issuing Banks, a share of the Unreimbursed Amount), as cash collateral in an amount up to 103.0% of the L/C Obligations (to the extent permitted by applicable Law, such cash collateral shall be applied to the reimbursement of any L/C Obligations made by the Issuing Banks in respect of any Letter of Credit as and when such disbursement occurs and, if a Letter of Credit expires undrawn, the cash collateral held by Administrative Agent in respect of such Letter of Credit shall, to the extent permitted by applicable Law, be reapplied pursuant to this Section 8.03(2), beginning with tier “first” hereof) (together with a concurrent permanent reduction of Revolving Commitments in an amount equal to the amount of such cash collateralization) and (E) subject to the Other Obligations Cap, to cash collateralize at 103.0% any unreimbursed Obligations in respect of Secured Hedge Agreements and Secured Cash Management Agreements owing to any AAL First Out Holder (which shall be satisfied by providing cash collateralization of such Secured Hedge Agreements and Secured Cash Management Agreements in an amount equal to 103.0% of such Secured Hedge Agreements and Secured Cash Management Agreements (up to the Other Obligations Cap); it being agreed by the parties hereto that (1) the applicable AAL First Out Holder shall be entitled to apply such cash collateral to reimburse themselves for such Secured Hedge Agreements and Secured Cash Management Agreements (up to the Other Obligations Cap) and (2) promptly shall return any unapplied portion of such cash collateral to be applied in accordance with this Agreement at such time as all obligations with respect to such Secured Hedge Agreements and Secured Cash Management Agreements have terminated or have been paid in full);

(g) Seventh, to pay any expenses (including cost or expense reimbursements) or indemnities then owed to the AAL Last Out Representative solely in its capacity as such under the Loan Documents, until paid in full;

(h) Eighth, ratably, to pay any expenses (including cost or expense reimbursements) or indemnities then owed to the Term B-2 Lenders under the Loan Documents, until paid in full;

(i) Ninth, ratably, to pay any fees or premiums (other than the Prepayment Premium) then owed to any of the Term B-2 Lenders under the Loan Documents, until paid in full;

(j) Tenth, ratably, to pay interest in respect of the Term B-2 Loan under the Loan Documents, until paid in full;

(k) Eleventh, ratably among the parties entitled thereto in accordance with the amounts of such Obligations then due to such parties, (A) to pay the outstanding principal balance of the Term B-2 Loan (in the inverse order of the maturity of the installments due thereunder) and (B) to cash collateralize at 103.0% any unreimbursed Obligations in respect of Secured Hedge Agreements and Secured Cash Management Agreements in excess of the Other Obligations Cap or owed to any AAL First Out Holder (which shall be satisfied by providing cash collateralization of such Secured Hedge Agreements and Secured Cash Management Agreements in an amount equal to 103.0% of such Secured Hedge Agreements and Secured Cash Management Agreements), in each case, until paid in full;

(l) Twelfth, ratably, to pay any Obligations in respect of any Prepayment Premium then due to any of the Term B-1 Lenders under the Loan Documents to the extent constituting AAL First Out Obligations, until paid in full;

(m) Thirteenth, ratably, to pay any Obligations in respect of any Prepayment Premium then due to any of the Term B-2 Lenders under the Loan Documents, until paid in full;

(n) Fourteenth, ratably, to pay any other Obligations, other than Obligations owed to Defaulting Lenders, until paid in full;

(o) Fifteenth, ratably, to pay any Obligations owed to Defaulting Lenders, until paid in full; and

(p) Sixteenth, to the Borrower (to be wired in accordance with wire instructions provided in writing by Borrower to the Administrative Agent and AAL Last Out Representative at least two Business Days prior to any such payment) or as otherwise required by applicable law.

(3) In the event that, notwithstanding the foregoing provisions of this Section 8.03, any payments on account of the Obligations or proceeds of Collateral shall be received by any Revolving Lender, Term B-1 Lender or Term B-2 Lender, in violation of the priorities set forth herein, such payments or proceeds of Collateral shall be held in trust for the benefit of and shall be paid over to or delivered to the Administrative Agent for application in accordance with the terms hereof.

(4) Notwithstanding the foregoing, with respect to any non-cash proceeds of Collateral (or non-cash amounts or assets distributed on account of a Lien in the Collateral or the proceeds thereon), such non-cash proceeds, amounts or assets shall be held by the Administrative Agent or any applicable sub-agent as if they are Collateral and, at such time as such non-cash proceeds, amount or assets are monetized (at the direction of the Administrative Agent and the AAL Last Out Representative) shall be applied in the order of application set forth in Section 8.03(2) above. The Administrative Agent or any applicable sub-agent shall hold and take any action with respect to such noncash proceeds, amounts or assets as if they were Collateral and shall be subject to the terms set forth herein, in the Loan Documents and any applicable Laws with respect thereto.

SECTION 8.04. Right to Cure.

(1) Notwithstanding anything to the contrary contained in Section 8.01 or Section 8.02, but subject to Sections 8.04(2) and (3), for the purpose of determining whether an Event of Default under the Financial Covenant has occurred, the Borrower may on one or more occasions designate any portion of the Net Proceeds from any Permitted Equity Issuances or of any contribution to the common equity capital of the Borrower (or from any other contribution to capital or sale or issuance of any other Equity Interests on terms reasonably satisfactory to the Required Lenders) (the “Cure Amount”) as an increase to Consolidated EBITDA of the Borrower for the applicable fiscal quarter; provided that

(a) such amounts to be designated are actually received by the Borrower (i) on or after the first Business Day of the applicable fiscal quarter and (ii) on or prior to the tenth (10th) Business Day after the date on which financial statements are required to be delivered with respect to such applicable fiscal quarter (the “Cure Expiration Date”),

(b) such amounts to be designated do not exceed the maximum aggregate amount necessary to cure any Event of Default under the Financial Covenant for the applicable fiscal quarter, and

(c) the Borrower will have provided notice to the Administrative Agent on the date such amounts are designated as a “Cure Amount” (it being understood that to the extent such notice is provided in advance of delivery of a Compliance Certificate for the applicable period, the amount of such Net Proceeds that is designated as the Cure Amount may be lower than specified in such notice to the extent that the amount necessary to cure any Event of Default under the Financial Covenant is less than the full amount of such originally designated amount).

The Cure Amount used to calculate Consolidated EBITDA for one fiscal quarter will be used and included when calculating Consolidated EBITDA for each Test Period that includes such fiscal quarter. The parties hereby acknowledge that (I) this Section 8.04(1) may not be relied on for purposes of calculating any financial ratios other than as applicable to the Financial Covenant (and may not be included for purposes of determining any Basket, pricing, mandatory prepayments and the availability or amount permitted pursuant to any covenant under Article VII) and may not result in any adjustment to any amounts (including the amount of Indebtedness) or increase in cash with respect to the fiscal quarter with respect to which such Cure Amount was received other than the amount of the Consolidated EBITDA referred to in the immediately preceding sentence and (II) there shall be no pro forma reduction in Indebtedness (by netting or otherwise) with the proceeds of any Cure Amount for purposes of determining compliance with the Financial Covenant for the fiscal quarter for which such Cure Amount is deemed applied. Notwithstanding anything to the contrary contained in Section 8.01 and Section 8.02, (A) upon designation and actual receipt of the Cure Amount by the Borrower in an amount necessary to cure any Event of Default under the Financial Covenant, the Financial Covenant will be deemed satisfied and complied with as of the end of the relevant fiscal quarter with the same effect as though there had been no failure to comply with the Financial Covenant and any Event of Default under the Financial Covenant (and any other Default as a result thereof) will be deemed not to have occurred for purposes of the Loan Documents, (B) from and after the date that the Borrower delivers a written notices to the Administrative Agent that it intends to exercise its cure right under this Section 8.04 (a “Notice of Intent to Cure”) neither the Administrative Agent nor any Lender may exercise any rights or remedies under Section 8.02 (or under any other Loan Document) on the basis of any actual or purported Event of Default under the Financial Covenant (and any other Default as a result thereof) until and unless the Cure Expiration Date has occurred without the Cure Amount having been designated and (C) without limiting any conditions to Credit Extensions set forth in this Agreement, no Lender or Issuing Bank shall be required to (but in its sole discretion may) make any Revolving Loan, Delayed Draw Term Loan or issue or amend any Letter of Credit from and after such time as the Administrative Agent has received the Notice of Intent to Cure unless and until the Cure Amount is actually received by the Borrower.

(2) In each period of four consecutive fiscal quarters, there shall be no more than two (2) fiscal quarters in which the cure right set forth in Section 8.04(1) is exercised.

(3) There shall be no more than five (5) fiscal quarters in which the cure rights set forth in Section 8.04(1) are exercised during the term of the Facilities.

(4) All Cure Amounts shall be applied to prepay Term Loans in accordance with Section 2.05(2)(c).

ARTICLE IX

Administrative Agent and Other Agents

SECTION 9.01. Appointment and Authorization of the Administrative Agent.

(1) Each Lender hereby irrevocably appoints CONA (together with any successor Administrative Agent pursuant to Section 9.11), to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to (i) execute and deliver the Loan Documents and accept delivery thereof on its behalf from any Loan Party and (ii) take such other actions on its behalf and to exercise all rights, powers and remedies and perform the duties as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. Without limiting the generality of the foregoing, each Secured Party acknowledges that it has received a copy of the AAL, consents to and authorizes the Administrative Agent’s execution and delivery thereof on behalf of such Secured Party and agrees to be bound by the terms and provisions thereof. The provisions of this Article IX (other than Sections 9.07, 9.11, 9.12, 9.15 and 9.16) are solely for the benefit of the Administrative Agent and the Lenders and the Borrower shall not have rights as a third-party beneficiary of any such provision. The Administrative Agent hereby represents and warrants that it is a “U.S. person” and a “financial institution” and that it will comply with its “obligation to withhold,” each within the meaning of Treasury Regulations Section 1.1441- 1(b)(2)(ii).

(2) The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (including in its capacities as a Lender and a potential Hedge Bank or Cash Management Bank) hereby irrevocably appoints and authorizes the Administrative Agent to (i) act as the disbursing and collecting agent for the Lenders, Issuing Banks and Swing Line Lenders with respect to all payments and collections arising on connection with the Loan Documents (including any proceeding described in Section 8.01(6) or any other bankruptcy, insolvency or similar proceeding), and each Person making any payment in connection with any Loan Document to any Secured Party is hereby authorized to make such payment to the Administrative Agent, (ii) execute any amendment, consent or waiver under the Loan Documents on behalf of any Lender that has consented in writing to such amendment, consent or waiver and (iii) act as the agent of (and to hold any security interest created by the Collateral Documents for and on behalf of or in trust for) such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” (and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX and Article X with respect to the Administrative Agent (including Sections 10.04 and 10.05), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize the Administrative Agent to execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto (including any applicable Intercreditor Agreement), as contemplated by and in accordance with the provisions of this Agreement and the Collateral Documents and acknowledge and agree that any such action by any Agent shall bind the Lenders.

(3)       (a) Each Person who becomes a Lender after the Closing Date (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using Plan Assets of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans or the Commitments,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable, and the conditions of such exemption have been satisfied, with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Person who becomes a Lender after the Closing Date or

(c) such Person has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), each Person who becomes a Lender after the Closing Date further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that none of the Administrative Agent nor any of its Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans and the Commitments (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

SECTION 9.02. Rights as a Lender. Any Lender that is also serving as an Agent (including as Administrative Agent) hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Lender (if any) serving as an Agent hereunder in its individual capacity. Any such Person serving as an Agent and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders. The Lenders acknowledge that, pursuant to such activities, any Agent or its Affiliates may receive information regarding any Loan Party or any of its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that no Agent shall be under any obligation to provide such information to them.

SECTION 9.03. Exculpatory Provisions. The Administrative Agent and Collateral Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the other Loan Documents. Without limiting the generality of the foregoing, each Agent (including the Administrative Agent):

(1) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing and without limiting the generality of the foregoing, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law and instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties;

(2) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that no Agent shall be required to take any action (i) unless, upon demand, Agent receives an indemnification satisfactory to it from the Lenders (or, to the extent applicable and acceptable to Agent, any other Person) against all Liabilities that, by reason of such action or omission, may be imposed on, incurred by or asserted against Agent or any Related Persons thereof or (ii) that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(3) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by any Person serving as an Agent or any of its Affiliates in any capacity.

Neither the Administrative Agent nor any of its Related Persons shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct as determined by the final and non-appealable judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrower or a Lender.

No Agent-Related Person shall be responsible for or have any duty to ascertain or inquire into (i) any recital, statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent, (vii) any incorrect or inaccurate determination of LIBOR, the Eurodollar Rate or the Base Rate for any purpose under any Loan Document or (viii) the administration, submission or any other matter related to the rates in the definition of “Eurodollar Rate”, “LIBOR” or with respect to any comparable or successor rate thereto, including without limitation whether the composition or characteristics of any such alternative, successor or replacement reference rate, as it may or may not be adjusted pursuant to Section 1.12, will be similar to, or produce the same value or economic equivalence of, LIBOR or have the same volume or liquidity as did LIBOR prior to its discontinuance or unavailability. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender or the holder of any Note; and nothing in this Agreement or in any other Loan Document, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement or any other Loan Document except as expressly set forth herein or therein. Each Secured Party, by accepting the benefits of the Loan Documents, hereby waives and agrees not to asset any claim against the Administrative Agent based on the roles, duties and legal relationships expressly disclaimed in this paragraph.

SECTION 9.04. Lack of Reliance on the Administrative Agent. Independently and without reliance upon the Administrative Agent, the Arrangers and their respective Affiliates, each Lender and the holder of each Note, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of Holdings, the Borrower and the Subsidiaries in connection with the making and the continuance of the Loans and the taking or not taking of any action in connection herewith and (ii) its own appraisal of the creditworthiness of Holdings, the Borrower and the Subsidiaries and, except as expressly provided in this Agreement, the Administrative Agent, the Arrangers and any of their respective Affiliates shall not have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the holder of any Note with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter. The Administrative Agent, the Arrangers and any their respective Affiliates shall not be responsible to any Lender or the holder of any Note for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of this Agreement or any other Loan Document or the financial condition of Holdings, the Borrower or any of the Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Loan Document, or the financial condition of Holdings, the Borrower or any of the Subsidiaries or the existence or possible existence of any Default or Event of Default.

SECTION 9.05. Certain Rights of the Administrative Agent. If the Administrative Agent requests instructions from the Required Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Loan Document, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received instructions from the Required Lenders; and the Administrative Agent shall not incur liability to any Lender by reason of so refraining. Without limiting the foregoing, neither any Lender nor the holder of any Note shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder or under any other Loan Document in accordance with the instructions of the Required Lenders.

SECTION 9.06. Reliance by the Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall be fully protected in relying upon, any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, cablegram, radiogram, order or other document or telephone message signed, sent or made by any Person that the Administrative Agent believed to be the proper Person, and, with respect to all legal matters pertaining to this Agreement and any other Loan Document and its duties hereunder and thereunder, upon advice of counsel selected by the Administrative Agent. In determining compliance with any condition hereunder to the making of a Loan or the issuance, extension or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank prior to the making of such Loan or issuances of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 9.07. Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Documents by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Agent-Related Persons. The exculpatory provisions of this Article shall apply to any such sub agent and to the Agent-Related Persons of the Administrative Agent and any such sub agent, and shall apply to their respective activities as Administrative Agent. Notwithstanding anything to the contrary in this Section 9.07 or Section 9.15, the Administrative Agent shall not delegate to any Supplemental Administrative Agent responsibility for receiving any payments under any Loan Document for the account of any Lender, which payments shall be received directly by the Administrative Agent, without prior written consent of the Borrower (not to unreasonably withheld or delayed).

SECTION 9.08. Indemnification. Whether or not the transactions contemplated hereby are consummated, to the extent any of the Administrative Agent, any other of its Agent-Related Persons (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent) or Issuing Bank is not reimbursed and indemnified by the Borrower, the Lenders will reimburse and indemnify any of the Administrative Agent, any other of its Agent-Related Person (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent) or Issuing Bank, severally and ratably, for and against any and all liabilities, obligations, responsibilities, fines, sanctions, losses, damages, penalties, claims, actions, suits, judgments, costs, fees, Taxes, commissions, charges, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred by any of the Administrative Agent, any other of its Agent-Related Person (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent) or Issuing Bank for any action taken or omitted to be taken in performing its duties hereunder, under any other Loan Document, under any Letter of Credit or in any way relating to or arising out of this Agreement, any other Loan Document or the Letters of Credit; provided that no Lender shall be liable for any portion of such liabilities, obligations, responsibilities, fines, sanctions, losses, damages, penalties, claims, actions, suits, judgments, suits, costs, fees, Taxes, commissions, charges, expenses or disbursements resulting from any of the Administrative Agent’s, any other of its Agent-Related Person’s or Issuing Bank’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand, severally and ratably, for any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment, consent, waiver or enforcement of, or the taking of any other action (whether through negotiations, through any work- out, bankruptcy, restructuring, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower, provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto, provided further that the failure of any Lender to indemnify or reimburse the Administrative Agent shall not relieve any other Lender of its obligation in respect thereof. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.08 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person. The undertaking in this Section 9.08 shall survive termination of the Aggregate Commitments, the payment of all other Obligations and the resignation of the Administrative Agent.

SECTION 9.09. The Administrative Agent in Its Individual Capacity. With respect to its obligation to make Loans under this Agreement, the Administrative Agent shall have the rights and powers specified herein for a “Lender” and may exercise the same rights and powers as though it were not performing the duties specified herein; and the term “Lender,” “Required Facility Lenders”, “Required Lenders”, “Required Revolving Lenders” or any similar terms shall, unless the context clearly indicates otherwise, include the Administrative Agent in its respective individual capacities. The Administrative Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing, equity capital or other services (including financial advisory services) to any Loan Party or any Affiliate of any Loan Party (or any Person engaged in a similar business with any Loan Party or any Affiliate thereof) as if they were not performing the duties specified herein, and may accept fees and other consideration from any Loan Party or any Affiliate of any Loan Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders. The Lenders acknowledge that, pursuant to such activities, any Agent or its Affiliates may receive information regarding any Loan Party or any of its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that no Agent shall be under any obligation to provide such information to them.

SECTION 9.10. No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, the Collateral Agent, a Lender, Swing Line Lender or an Issuing Bank hereunder, as the case may be. None of the Lenders or other Persons identified on the facing page or signature pages of this Agreement as a “lead arranger” or “bookrunner” shall have any obligation, liability, responsibility or duty under this Agreement other than (a) as expressly provided herein or (b) those applicable to all Lenders, but only to the extent acting in such capacity as a Lender.

SECTION 9.11. Resignation by the Administrative Agent. The Administrative Agent may resign from the performance of all its respective functions and duties hereunder or under the other Loan Documents at any time by giving 30 Business Days prior written notice to the Lenders and the Borrower. If the Administrative Agent becomes subject to a Lender- Related Distress Event, then the Administrative Agent may be removed as the Administrative Agent at the reasonable request of the Required Lenders. If the Administrative Agent becomes subject to an Agent-Related Distress Event, then the Borrower may remove the Administrative Agent from such role upon 15 days’ prior written notice to the Lenders. Such resignation or removal shall take effect upon the appointment of a successor Administrative Agent as provided below.

Notwithstanding anything to the contrary in this Agreement, no successor Administrative Agent shall be appointed unless such successor Administrative Agent represents and warrants that it is (i) a “U.S. person” and a “financial institution” and that it will comply with its “obligation to withhold,” each within the meaning of U.S. Treasury Regulations Section 1.1441- 1, or (ii) a Withholding U.S. Branch.

Upon any such notice of resignation by, or notice of removal of, the Administrative Agent, the Required Lenders shall appoint a successor Administrative Agent hereunder or thereunder who shall be a commercial bank or trust company reasonably acceptable to the Borrower (it being agreed that HPS (or its Affiliates or Approved Funds) is acceptable to Borrower), which acceptance shall not be unreasonably withheld or delayed (provided that the Borrower’s approval shall not be required if an Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing).

If a successor Administrative Agent shall not have been so appointed within such 30 Business Day period, the Administrative Agent, with the consent of the Borrower (which consent shall not be unreasonably withheld or delayed, provided that the Borrower’s consent shall not be required if (i) the proposed replacement is HPS (or its Affiliates or Approved Funds) and notice of such replacement is delivered to the Borrower or (ii) an Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing), shall then appoint a successor Administrative Agent who shall serve as Administrative Agent hereunder or thereunder until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

If no successor Administrative Agent has been appointed pursuant to the foregoing by the 35th Business Day after the date such notice of resignation was given by the Administrative Agent or such notice of removal was given by the Required Lenders or the Borrower, as applicable, the Administrative Agent’s resignation shall nonetheless become effective and the Required Lenders shall thereafter perform all the duties of the Administrative Agent hereunder or under any other Loan Document until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above. The retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 9.11.

Upon the acceptance of a successor’s appointment as Administrative Agent hereunder and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to the Mortgages, and such other instruments or notices, as may be necessary or desirable, or as the Required Lenders may request, in order to (i) continue the perfection of the Liens granted or purported to be granted by the Collateral Documents or (ii) otherwise ensure that the Collateral and Guarantee Requirement is satisfied, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 9.11).

The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Sections 10.04 and 10.05 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Agent-Related Persons in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Upon a resignation or removal of the Administrative Agent pursuant to this Section 9.11, the Administrative Agent (i) shall continue to be subject to Section 10.09 and (ii) shall remain indemnified to the extent provided in this Agreement and the other Loan Documents and the provisions of this Article IX (and the analogous provisions of the other Loan Documents) shall continue in effect for the benefit of the Administrative Agent for all of its actions and inactions while serving as the Administrative Agent.

SECTION 9.12. Collateral Matters. Each Lender (including in its capacities as a potential Cash Management Bank and a potential Hedge Bank) irrevocably authorizes and directs the Administrative Agent and the Collateral Agent to take the actions to be taken by them as set forth in Sections 7.04 and 10.24.

Each Lender hereby agrees, and each holder of any Note by the acceptance thereof will be deemed to agree, that, except as otherwise set forth herein, any action taken by the Required Lenders, the Required Revolving Lenders or the Required Facility Lenders, as applicable, in accordance with the provisions of this Agreement or the Collateral Documents, and the exercise by the Required Lenders, the Required Revolving Lenders or the Required Facility Lenders, as applicable, of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Collateral Agent is hereby authorized on behalf of all of the Lenders, without the necessity of any notice to or further consent from any Lender, from time to time, to take any action with respect to any Collateral or Collateral Documents which may be necessary or desirable to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to the Collateral Documents.

Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Collateral Agent’s authority to release or subordinate particular types or items of Collateral pursuant to this Section 9.12. In each case as specified in this Section 9.12, Section 7.04 and Section 10.24, the applicable Agent will (and each Lender irrevocably authorizes the applicable Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents, this Section 9.12, Section 7.04 and Section 10.24.

The Collateral Agent shall have no obligation whatsoever to the Lenders or to any other Person to assure that the Collateral exists or is owned by any Loan Party or is cared for, protected or insured or that the Liens granted to the Collateral Agent herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to the Collateral Agent in this Section 9.12, Section 7.04, Section 10.24 or in any of the Collateral Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Collateral Agent may act in any manner it may deem appropriate, in its sole discretion, given the Collateral Agent’s own interest in the Collateral as one of the Lenders and that the Collateral Agent shall have no duty or liability whatsoever to the Lenders, except for its gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision).

SECTION 9.13. [Reserved].

SECTION 9.14. Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, any Issuing Bank and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, any Issuing Bank and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, any Issuing Bank and the Administrative Agent under Sections 2.09 and 10.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and relevant Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or Issuing Bank or to authorize the Administrative Agent to vote in respect of the claim of any Lender or Issuing Bank in any such proceeding.

The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar Laws in any other jurisdictions to which a Loan Party is subject, (b) at any other sale or foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable Law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that would vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) in the asset or assets so purchased (or in the Equity Interests or debt instruments of the acquisition vehicle or vehicles that are used to consummate such purchase). In connection with any such bid (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles to make a bid, (ii) to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or Equity Interests thereof shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in clauses (a) through (i) of the first proviso to Section 10.01(1) of this Agreement), (iii) the Administrative Agent shall be authorized to assign the relevant Obligations to any such acquisition vehicle pro rata by the Lenders, as a result of which each of the Lenders shall be deemed to have received a pro rata portion of any Equity Interests and/or debt instruments issued by such acquisition vehicle on account of the assignment of the Obligations to be credit bid, all without the need for any Secured Party or acquisition vehicle to take any further action, and (iv) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of debt credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Lenders pro rata and the Equity Interests and/or debt instruments issued by any acquisition vehicle on account of the Obligations that had been assigned to the acquisition vehicle shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action.

SECTION 9.15. Appointment of Supplemental Administrative Agents.

(1) It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any Law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction. It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent deems that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, the Administrative Agent is hereby authorized to appoint an additional individual or institution selected by the Administrative Agent in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral agent, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Administrative Agent” and collectively as “Supplemental Administrative Agents”).

(2) In the event that the Administrative Agent appoints a Supplemental Administrative Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Administrative Agent to the extent, and only to the extent, necessary to enable such Supplemental Administrative Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Administrative Agent shall run to and be enforceable by either the Administrative Agent or such Supplemental Administrative Agent, and (ii) the provisions of this Article IX and of Sections 10.04 and 10.05 that refer to the Administrative Agent shall inure to the benefit of such Supplemental Administrative Agent and all references therein to the Administrative Agent shall be deemed to be references to the Administrative Agent or such Supplemental Administrative Agent, as the context may require.

(3) Should any instrument in writing from any Loan Party be reasonably required by any Supplemental Administrative Agent so appointed by the Administrative Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments reasonably acceptable to it promptly upon request by the Administrative Agent. In case any Supplemental Administrative Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent until the appointment of a new Supplemental Administrative Agent.

SECTION 9.16. Intercreditor Agreements. The Administrative Agent and Collateral Agent are hereby authorized to enter into any Intercreditor Agreement to the extent contemplated by the terms hereof, and the parties hereto acknowledge that such Intercreditor Agreement is (and shall be) binding upon them. Each Secured Party (a) hereby agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreements, (b) hereby authorizes and instructs the Administrative Agent and Collateral Agent to enter into the Intercreditor Agreements and to subject the Liens on the Collateral securing the Obligations to the provisions thereof and (c) without any further consent of the Lenders, hereby authorizes and instructs the Administrative Agent and the Collateral Agent to negotiate, execute and deliver on behalf of the Secured Parties any amendment (or amendment and restatement) to the Collateral Documents or any Intercreditor Agreement contemplated hereunder (including any such amendment (or amendment and restatement) of any intercreditor agreement to provide for the incurrence of any Indebtedness permitted hereunder that will be secured on a junior lien basis to or pari passu basis with the Obligations). In addition, each Secured Party hereby authorizes and directs the Administrative Agent and the Collateral Agent to enter into (a) any amendments to any Intercreditor Agreements and (b) any other intercreditor arrangements, in the case of clauses (a) and (b), to the extent required to give effect to the establishment of intercreditor rights and privileges as contemplated and required or permitted by this Agreement (including any such amendment (or amendment and restatement) of any intercreditor agreement to provide for the incurrence of any Indebtedness permitted hereunder that will be secured on a junior lien basis to or pari passu basis with the Obligations). Each Lender waives any conflict of interest, now contemplated or arising hereafter, in connection therewith and agrees not to assert against any Agent or any of its affiliates any claims, causes of action, damages or liabilities of whatever kind or nature relating thereto.

SECTION 9.17. Secured Cash Management Agreements and Secured Hedge Agreements. Except as otherwise expressly set forth herein or in any Guaranty or any Collateral Document, no Cash Management Bank or Hedge Bank that obtains the benefits of Section 8.03, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

SECTION 9.18. Withholding Tax. To the extent required by any applicable Laws, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 3.01, each Lender shall indemnify and hold harmless the Administrative Agent against, and shall make payable in respect thereof within ten (10) days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative

Agent by the IRS or any other Governmental Authority as a result of the failure of the Administrative Agent to properly withhold tax from amounts paid to or for the account of such Lender for any reason (including because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding tax ineffective). Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Non-Excluded Taxes or Other Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Non-Excluded Taxes or Other Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.07(e) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 9.18. The agreements in this Section 9.18 shall survive the resignation or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations. For purposes of this Section 9.18, the term “Lender” includes any Issuing Bank and any Swing Line Lender.

ARTICLE X

Miscellaneous

SECTION 10.01. Amendments, etc.

(1) Subject to any separate agreements between the Lenders contained in the AAL and except as otherwise set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders (other than (x) with respect to any amendment or waiver contemplated in clauses (g) or (i) below (in the case of clause (i), to the extent permitted by Section 2.14), which shall only require the consent of the Required Revolving Lenders or the Required Facility Lenders under the applicable Facility or Facilities, as applicable (and not the Required Lenders other than as specified in clause (i)) and (y) with respect to any amendment or waiver contemplated in clauses (a), (b) or (c), which shall only require the consent of the Lenders expressly set forth therein and not the Required Lenders) (or by the Administrative Agent with the consent of the Required Lenders) and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and the Administrative Agent hereby agrees to acknowledge any such waiver, consent or amendment that otherwise satisfies the requirements of this Section 10.01 as promptly as possible, however, to the extent the final form of such waiver, consent or amendment has been delivered to the Administrative Agent at least one Business Day prior to the proposed effectiveness of the consents by the Lenders party thereto, the Administrative Agent shall acknowledge such waiver, consent or amendment (i)

immediately, in the case of any amendment which does not require the consent of any existing Lender under this Agreement or (ii) otherwise, within two hours of the time copies of the Required Lender consents or other applicable Lender consents required by this Section 10.01 have been provided to the Administrative Agent, it being understood that with respect to clauses (i) and (ii) of this proviso, if the applicable waiver, consent or amendment has not been acknowledged by the Administrative Agent in the time frames provided, the Administrative Agent shall be deemed to have acknowledged such applicable waiver, consent or amendment; and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that no such amendment, waiver or consent shall:

(a) extend or increase the Commitment of any Lender without the written consent of such Lender (it being understood that a waiver of any condition precedent set forth in Section 4.01 or 4.02 or the waiver of any Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b) postpone any date scheduled for, or reduce the amount of, any payment of principal or interest under Section 2.07 or 2.08 (other than pursuant to Section 2.08(2)) or any payment of fees or premiums hereunder or under any Loan Document with respect to payments to any Lender without the written consent of such Lender, it being understood that none of the following will constitute a postponement of any date scheduled for, or a reduction in the amount of, any payment of principal, interest, fees or premiums: (i) the waiver of (or amendment to the terms of) any mandatory prepayment of the Loans, (ii) the waiver of any Default or Event of Default, and (iii) any change to the definition of “First Lien Net Leverage Ratio” or in the component definitions thereof;

(c) reduce the principal of, or the rate of interest specified herein on, any Loan or Unreimbursed Amount, or any fees or other amounts payable hereunder or under any other Loan Document to any Lender without the written consent of such Lender, it being understood that none of the following will constitute a reduction in any rate of interest or any fees: any change to the definition of “First Lien Net Leverage Ratio” or in the component definitions thereof; provided that only the consent of (A) the Required Lenders shall be necessary to amend the definition of “Default Rate” and (B) the Required Lenders or, with respect to any Default Rate payable in respect of the Revolving Facility, the Required Revolving Lenders under the Closing Date Revolving Facility, shall be necessary to waive any obligation of the Borrower to pay interest at the Default Rate;

(d) except as contemplated by clause (C) in the second proviso immediately succeeding clause (i) of this Section 10.01(1), change any provision of this Section 10.01 or the definition of “Required Lenders”, “Required Revolving Lenders” or “Required Facility Lenders” or any other provision specifying the number of Lenders or portion of the Loans or Commitments required to take any action under the Loan Documents, without the written consent of each Lender directly and adversely affected thereby;

(e) other than in a transaction permitted under Section 7.03 or Section 7.04, release all or substantially all of the aggregate value of the Collateral in any transaction or series of related transactions, without the written consent of each Lender;

(f) other than in a transaction permitted under Section 7.03 or Section 7.04, release all or substantially all of the aggregate value of the Guaranty, without the written consent of each Lender;

(g) amend, waive or otherwise modify any term or provision (including (x) the waiver of any conditions set forth in Section 4.02 as to any Credit Extension under one or more Revolving Facilities and (y) any amendment, modification or waiver of this clause (g) or the definitions and terms used in this clause (g)) which directly affects Lenders under one or more Revolving Facilities and does not directly affect Lenders under any other Facilities, in each case, without the written consent of the Required Facility Lenders under such applicable Revolving Facility or Facilities with respect to Revolving Commitments (and in the case of multiple Facilities which are affected, such Required Facility Lenders shall consent together as one Facility);

(h) solely to the extent such change would alter the ratable sharing of payments, change the definition of Waterfall Activation Notice, the definition of Waterfall Trigger Event, any provision of Section 2.13 or any provision of Section 8.03 without the written consent of each Lender directly and adversely affected thereby (but not the Required Lenders);

(i) amend, waive or otherwise modify any term or provision (including the availability and conditions to funding (subject to the requirements of Section 2.14) with respect to Incremental Term Loans and Incremental Revolving Commitments, but excluding the rate of interest applicable thereto which shall be subject to clause (c) above)) which directly affects Lenders of one or more Incremental Term Loans or Incremental Revolving Commitments and does not directly affect Lenders under any other Facility, in each case, without the written consent of the Required Facility Lenders under such applicable Incremental Term Loans or Incremental Revolving Commitments (and in the case of multiple Facilities which are affected, such Required Facility Lenders shall consent together as one Facility); provided, however that, no amendments or waivers shall be made to Section 2.14 without the consent of the Required Lenders;

provided that:

(i) no amendment, waiver or consent shall, unless in writing and signed by each Issuing Bank in addition to the Lenders required above, affect the rights or duties of such Issuing Bank under this Agreement, any other Loan Document or any Issuing Bank Document relating to any Letter of Credit issued or to be issued by it; provided, however, that this Agreement may be amended to adjust the mechanics related to the issuance of Letters of Credit, including mechanical changes relating to the existence of multiple Issuing Banks, with only the written consent of the Administrative Agent, the applicable Issuing Bank and the Borrower so long as the obligations of the Revolving Lenders, if any, who have not executed such amendment, and if applicable the other Issuing Banks, if any, who have not executed such amendment, are not adversely affected thereby;

(ii) no amendment, waiver or consent shall, unless in writing and signed by the Swing Line Lender in addition to the Lenders required above, affect the rights or duties of the Swing Line Lender under this Agreement; provided, however, that this Agreement may be amended to adjust the borrowing mechanics related to Swing Line Loans with only the written consent of the Administrative Agent, the Swing Line Lender and the Borrower so long as the obligations of the Revolving Lenders, if any, who have not executed such amendment, are not adversely affected thereby;

(iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent or the Collateral Agent or the AAL Last Out Representative in addition to the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent or the Collateral Agent or the AAL Last Out Representative, respectively, under this Agreement or any other Loan Document; and

(iv) Section 10.07(g) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification;

provided further that notwithstanding the foregoing:

(A) no Defaulting Lender shall have any right to approve or disapprove of any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that the Commitment of such Defaulting Lender may not be increased or extended without the consent of such Defaulting Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of the Lenders);

(B) no Lender consent is required to effect any amendment or supplement to any Intercreditor Agreement (i) that is for the purpose of adding the holders of Permitted Incremental Equivalent Debt or any other Permitted Indebtedness that is Secured Indebtedness (or a Debt Representative with respect thereto) as parties thereto, as expressly contemplated by the terms of such Intercreditor Agreement, as applicable (it being understood that any such amendment, modification or supplement may make such other changes to the applicable Intercreditor Agreement as, in the good faith determination of the Administrative Agent, are required to effectuate the foregoing and provided that such other changes are not adverse, in any material respect, to the interests of the Lenders) or (ii) that is expressly contemplated by any Intercreditor Agreement in connection with joinders and supplements; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agents hereunder or under any other Loan Document without the prior written consent of such Agent, as applicable;

(C) this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans, the Revolving Loans, the Swing Line Loans and L/C Obligations and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders;

(D) any waiver, amendment or modification of this Agreement that by its terms affects the rights or duties under this Agreement of Lenders holding Loans or Commitments of a particular Class (but not the Lenders holding Loans or Commitments of any other Class) may be effected by an agreement or agreements in writing entered into by the Borrower and the requisite percentage in interest of the affected Class of Lenders that would be required to consent thereto under this Section 10.01 if such Class of Lenders were the only Class of Lenders hereunder at the time;

(E) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent (or the Collateral Agent, as applicable) to cure any ambiguity, omission, defect or inconsistency (including amendments, supplements or waivers to any of the Collateral Documents, guarantees, intercreditor agreements or related documents executed by any Loan Party or any other Subsidiary in connection with this Agreement if such amendment, supplement or waiver is delivered in order to cause such Collateral Documents, guarantees, intercreditor agreements or related documents to be consistent with this Agreement and the other Loan Documents) so long as, in each case, the Lenders shall have received at least five (5) Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five (5) Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment; provided that the consent of the Lenders or the Required Lenders, as the case may be, shall not be required to make any such changes necessary to be made in connection with any borrowing of Incremental Loans and otherwise to effect the provisions of Section 2.14;

(F) the Borrower, the Administrative Agent and the AAL Last Out Representative may, without the input or consent of the other Lenders, (i) effect changes to any Mortgage as may be necessary or appropriate in the opinion of the Collateral Agent and (ii) effect changes to this Agreement that are necessary and appropriate to effect the offering process set forth in Section 2.05(1)(e);

(G) there shall be no amendment, waiver or other modification of any term or provision (including (x) the waiver of any conditions set forth in Section 4.02 as to any Credit Extension with respect to Delayed Draw Term Loans and (y) any amendment, modification or waiver of this clause (G) or the definitions and terms used in this clause (G)) which directly affects Lenders under the Delayed Draw Term Loan Facility, in each case, without the written consent of at least a majority of the Delayed Draw Term Loan Commitments.

(2) In addition, notwithstanding anything to the contrary contained in this Section 10.01, this Agreement may be amended (each, a “Replacement Amendment”) with the written consent of the Administrative Agent, the Borrower and the Required Lenders to permit the refinancing of all outstanding Term Loans of any Class (“Replaced Loans”) with replacement term loans (“Replacement Loans”) hereunder; provided that,

(a) the aggregate principal amount of such Replacement Loans shall not exceed the aggregate principal amount of such Replaced Loans, plus accrued interest, fees, premiums (if any) and penalties thereon and reasonable fees and expenses incurred in connection with such refinancing of Replaced Loans with such Replacement Loans and any other Incremental Amounts,

(b) the All-In Yield with respect to such Replacement Loans (or similar interest rate spread applicable to such Replacement Loans) shall not be higher than the All-In Yield for such Replaced Loans (or similar interest rate spread applicable to such Replaced Loans) immediately prior to such refinancing,

(c) the Weighted Average Life to Maturity of such Replacement Loans shall not be shorter than the Weighted Average Life to Maturity of such Replaced Loans at the time of such refinancing,

(d) all other terms (other than with respect to pricing, interest rate margins, fees, discounts, rate floors and prepayment or redemption terms) applicable to such Replacement Loans shall either, at the option of the Borrower, (i) reflect market terms and conditions (taken as a whole) at the time of incurrence of such Replacement Loans (as determined by the Borrower in good faith), (ii) if not otherwise consistent with the terms of such Replaced Loans, not be materially more restrictive to the Borrower (as determined by the Borrower in good faith), when taken as a whole, than the terms of such Replaced Loans, except, in each case under this clause (ii), with respect to (x) covenants and other terms applicable to any period after the Latest Maturity Date of the Loans in effect immediately prior to such refinancing or (y) a Previously Absent Financial Maintenance Covenant (so long as, to the extent that any such terms of any Replacement Loans contain a Previously Absent Financial Maintenance Covenant that is in effect prior to the applicable Latest Maturity Date of the Loans in effect immediately prior to such refinancing, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of each Facility) or (iii) such terms as are reasonably satisfactory to the Required Lenders (provided that, at Borrower’s election, to the extent any term or provision is added for the benefit of the lenders of Replacement Loans, no consent shall be required from the Required Lenders to the extent that such term or provision is also added, or the features of such term or provision are provided, for the benefit of each Facility),

(e) Replacement Loans shall not at any time be guaranteed by any Subsidiary of the Borrower other than Subsidiaries that are Guarantors, and

(f) in the case of Replacement Loans that are secured, the obligations in respect thereof shall not be secured by any property or assets of the Borrower or any Subsidiary other than the Collateral.

Notwithstanding anything to the contrary in this Section 10.01, (x) each Replacement Amendment may, without the consent of any other Loan Party, Agent or Lender other than the Required Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 10.01(2) (for the avoidance of doubt, this Section 10.01(2) shall supersede any other provisions in this Section 10.01 to the contrary), including to effect technical and corresponding amendments to this Agreement and the other Loan Documents and (y) at the option of the Borrower in consultation with the Administrative Agent, incorporate terms that would be favorable to existing Lenders of the applicable Class or Classes for the benefit of such existing Lenders of the applicable Class or Classes, in each case under this clause (y), so long as the Administrative Agent reasonably agrees that such modification is favorable to the applicable Lenders.

(3) In addition, notwithstanding anything to the contrary in this Section 10.01, the Guaranty, the Collateral Documents and related documents executed by Loan Parties in connection with this Agreement and the other Loan Documents may be in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended and waived with the consent of the Administrative Agent and the AAL Last Out Representative at the request of the Borrower without the need to obtain the consent of any other Lender if such amendment or waiver is delivered in order (i) to comply with local Law or advice of local counsel, (ii) to cure obvious errors, mistakes, ambiguities, incorrect cross-references, defects or any error or omission of a technical nature (unless the Required Lenders object within give (5) Business Days of receipt of such notice) or (iii) to cause the Guaranty, Collateral Documents or other document to be consistent with this Agreement and the other Loan Documents (including by adding additional parties as contemplated herein or therein).

(4) Secured Hedge Obligations and Cash Management Obligations. Notwithstanding anything to the contrary contained in this Section 10.01 or any other Loan Document, no amendment, modification or waiver of this Agreement or any Loan Document altering the ratable treatment of Secured Hedge Obligations or Cash Management Obligations under Cash Management Agreements resulting in such Secured Hedge Obligations or Cash Management Obligations under Cash Management Agreements up to the Other Obligations Cap being junior in right of payment to principal on the Loans or resulting in such Secured Hedge Obligations or Cash Management Obligations under the Cash Management Agreements becoming unsecured (other than releases of Liens applicable to all Lenders permitted in accordance with the terms hereof), in each case in a manner adverse to any Hedge Bank or any Cash Management Bank, shall be effective without the written consent of such Hedge Bank or such Cash Management Bank, as the case may be.

(5) AAL. Notwithstanding anything to the contrary contained in this Section 10.01 or any other Loan Document, no Lender consent (other than that of Administrative Agent and the AAL Last Out Representative) is required to effect any amendment or supplement to the AAL (i) that is for the purpose of adding any new Lender as party thereto, as expressly contemplated by the terms of the AAL (it being understood that any such amendment or supplement may make such other changes to the AAL as, in the good faith determination of Administrative Agent and the AAL Last Out Representative in consultation with the Borrower, are required to effectuate the foregoing; provided that such other changes are not adverse, in any material respect, to the interests of the Lenders), or (ii) that is expressly contemplated by the AAL relating to additional Term Commitments or Term Loans (or any permitted refinancing thereof) made hereunder; provided that no such agreement shall amend, modify or otherwise affect the rights or duties of Administrative Agent hereunder or under any other Loan Document without the prior written consent of Administrative Agent.

(6) In addition, notwithstanding anything to the contrary in the Loan Documents (including Section 6.01), the date of delivery for any deliverable or action that requires cooperation from a third party shall be permitted to be extended by the Administrative Agent in its reasonable discretion.

SECTION 10.02. Notices and Other Communications; Facsimile Copies.

(1) General. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (2) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(a) if to Holdings, the Borrower or the Administrative Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and

(b) if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next succeeding Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (2) below shall be effective as provided in such subsection (2).

(2) Electronic Communication. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

(3) Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next succeeding Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(4) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Agent-Related Persons or any Arranger (collectively, the “Agent Parties”) have any liability to Holdings, the Borrower, any Lender, or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to Holdings, the Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(5) Change of Address. Each Loan Party and the Administrative Agent may change its address, facsimile or telephone number for notices and other communications hereunder by written notice to the other parties hereto. Each other Lender may change its address, facsimile or telephone number for notices and other communications hereunder by written notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have notified the Administrative Agent to receive “Private-Side Information” in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower materials that are not included in the “Public Side Information” and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(6) Reliance by the Administrative Agent. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender and the Related Persons of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

SECTION 10.03. No Waiver; Cumulative Remedies. No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Issuing Bank or Swing Line Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as Issuing Bank or Swing Line Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 10.10 (subject to the terms of Section 2.13) or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided further that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

SECTION 10.04. Costs and Expenses. The Borrower agrees (a) if the Closing Date occurs and to the extent not paid or reimbursed on or prior to the Closing Date, to pay or reimburse the Agents, each Issuing Bank, each Swing Line Lender and each Arranger for all reasonable and documented out-of-pocket costs and expenses of the Agents and the Arrangers incurred in connection with the preparation, negotiation, syndication, execution, delivery and administration of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, including all Attorney Costs of a single U.S. counsel to the Administrative Agent and the Lenders taken as a whole, one counsel to HPS and, if necessary, a single local counsel in each relevant material jurisdiction, and (b) upon presentation of a summary statement, together with any supporting documentation reasonably requested by the Borrower, to pay or reimburse the Administrative Agent and the other Lenders, taken as a whole, within thirty (30) calendar days following a written demand therefor for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any legal proceeding, including any proceeding under any Debtor Relief Law, and including all Attorney Costs of one counsel to the Administrative Agent and one counsel to the Lenders (and, if necessary, one local counsel in each relevant material jurisdiction and solely in the case of a conflict of interest, one additional counsel in each relevant material jurisdiction to each group of affected Lenders similarly situated taken as a whole)). The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations. All amounts due under this Section 10.04 shall be paid within thirty (30) calendar days following receipt by the Borrower of an invoice relating thereto setting forth such expenses in reasonable detail. If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it hereunder or under any Loan Document, such amount may be paid on behalf of such Loan Party by the Administrative Agent in its sole discretion.

SECTION 10.05. Indemnification by the Borrower. The Borrower shall indemnify and hold harmless the Agents, each Issuing Bank, each Swing Line Lender, and each other Lender, the Arrangers and their respective Related Persons (collectively, the “Indemnitees”) from and against any and all losses, claims, damages, liabilities or expenses (including Attorney Costs and Environmental Liabilities) to which any such Indemnitee may become subject arising out of, resulting from or in connection with (but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to all Indemnitees taken as a whole and, if reasonably necessary, a single local counsel for all Indemnitees taken as a whole in each relevant material jurisdiction, and solely in the case of a conflict of interest, one additional counsel in each relevant material jurisdiction to each group of affected Indemnitees similarly situated taken as a whole) any actual or threatened claim, litigation, investigation or proceeding relating to the Transactions or to the execution, delivery, enforcement, performance and administration of this Agreement, , the other Loan Documents, the Loans, the Letters of Credit or the use, or proposed use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, litigation, investigation or proceeding), and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or expenses resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Indemnified Persons, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction, (y) a material breach of any obligations under any Loan Document by such Indemnitee or any of its Related Indemnified Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction or (z) any dispute solely among Indemnitees other than any claims against an Indemnitee in its capacity or in fulfilling its role as an administrative agent or any similar role under any Loan Document and other than any claims arising out of any act or omission of Holdings or any of its Affiliates (as determined by a final, non-appealable judgment of a court of competent jurisdiction). To the extent that the undertakings to indemnify and hold harmless set forth in this Section 10.05 may be unenforceable in whole or in part because they are violative of any applicable Law or public policy, the Borrower shall contribute the maximum portion that they are permitted to pay and satisfy under applicable Law to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement (except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnitee), nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date) (other than, in the case of any Loan Party, in respect of any such damages incurred or paid by an Indemnitee to a third party for which such Indemnitee is otherwise entitled to indemnification pursuant to this Section 10.05). In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, stockholders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents is consummated. All amounts due under this Section 10.05 shall be paid within thirty (30) calendar days after written demand therefor. The agreements in this Section 10.05 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. This Section 10.05 shall not apply to Taxes, except any Taxes that represent losses or damages arising from any non-tax claim.

SECTION 10.06. Marshaling; Payments Set Aside. None of the Administrative Agent or any Lender shall be under any obligation to marshal any assets in favor of the Loan Parties or any other party or against or in payment of any or all of the Obligations. To the extent that any payment by or on behalf of the Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Overnight Rate from time to time in effect.

SECTION 10.07. Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and registered assigns permitted hereby, except that neither Holdings (except as permitted by Section 7.03) nor the Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder (including to existing Lenders and their Affiliates) except (i) to an assignee in accordance with the provisions of Section 10.07(b) (such an assignee, an “Eligible Assignee”) and (A) in the case of any Eligible Assignee that, immediately prior to or upon giving effect to such assignment, is an Affiliated Lender, in accordance with the provisions of Section 10.07(h), (B) in the case of any Eligible Assignee that is Holdings, the Borrower or any Subsidiary of the Borrower, in accordance with the provisions of Section 10.07(l), or (C) in the case of any Eligible Assignee that, immediately prior to or upon giving effect to such assignment, is a Debt Fund Affiliate, in accordance with the provisions of Section 10.07(k), (ii) by way of participation in accordance with the provisions of Section 10.07(d), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(f), or (iv) to an SPC in accordance with the provisions of Section 10.07(g) (and any other attempted assignment or transfer by any party hereto shall be null and void) (or in the case of any such attempted assignment or transfer to a Disqualified Institution shall be subject to the provisions set forth in the fourth sentence of the definition of “Lender”). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(d) and, to the extent expressly contemplated hereby, Related Persons of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this Section 10.07(b), participations in L/C Obligations and Swing Line Loans) at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in subsection (b)(i)(A) of this Section 10.07, the aggregate amount of the Commitment or, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent, shall not be less than $1.0 million, in the case of Term Loans, and not less than $5.0 million, in the case of Revolving Loans and Revolving Commitments, unless each of the Administrative Agent and, so long as no Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing, the Borrower otherwise consents (in the case of an assignment of Term Loans, each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned (it being understood that assignments under separate Facilities shall not be required to be made on a pro rata basis).

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by Section 10.07(b)(i)(B) and, in addition:

(A) the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed) shall be required unless (1) an Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing at the time of such assignment determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent, (2) in respect of an assignment of all or a portion of the Term Loans only, such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund or (3) in respect of an assignment of all or a portion of the Revolving Commitments under the Closing Date Revolving Facility only, such assignment is made to HPS (or its Affiliates or Approved Funds); provided that (x) in the Borrower’s discretion (as determined in good faith by the Borrower), consent for any Affiliate of a Disqualified Institution that is not a Disqualified Institution may be reasonably withheld and (y) the Borrower shall be deemed to have consented to any assignment unless it shall have objected thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice of a failure to respond to such request for assignment; provided, further, that no consent of the Borrower shall be required for an assignment of Loans pursuant to Section 10.07(h), (k) or (l);

(B) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required if such assignment is to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender; provided that no consent of the Administrative Agent shall be required for an assignment of Loans pursuant to Section 10.07 (h), (k) or (l);

(C) the consent of each applicable Issuing Bank at the time of such assignment (such consent not to be unreasonably withheld or delayed) shall be required; provided that no consent of the applicable Issuing Bank shall be required for any assignment not related to Revolving Commitments or Revolving Exposure;

(D) the consent of each Swing Line Lender (such consent not to be unreasonably withheld or delayed) shall be required; provided that no consent of a Swing Line Lender shall be required for any assignment not related to Revolving Commitments or Revolving Exposure; and

(E) with respect to assignments (but not, for the avoidance of doubt, participations) of any Commitments and Loans under the Revolving Facility, the consent of the Sponsor (so long as the Sponsor, the Co- Sponsors and their Affiliates hold, directly or indirectly, at least 50.0% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Borrower) shall be required (such consent not to be unreasonably withheld or delayed) unless an Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing at the time of such assignment determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent (it being understood that the Sponsor shall be an express third party beneficiary of the provisions in this Section 10.07(b)(iii)(E)); provided that no consent of the Sponsor shall be required if such assignment is made to HPS (or its Affiliates or Approved Funds) or a regulated commercial bank.

(iv) Assignment and Assumption. The parties to each assignment shall (x) execute and deliver to the Administrative Agent an Assignment and Assumption via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually) and (y) pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent); provided that no such processing and recordation fee shall be earned or payable for any assignment to a Lender, an Affiliate of a Lender, or an Approved Fund of a Lender. Other than in the case of assignments pursuant to Section 10.07(l), the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and all applicable “know your customer” documents requested by the Administrative Agent pursuant to anti-money laundering rules and regulations, including, without limitation USA PATRIOT Act, and any tax forms.

(v) No Assignments to Certain Persons. No such assignment shall be made (A) to Holdings, the Borrower or any of the Borrower’s Subsidiaries except as permitted under Sections 2.05(1)(e) and 10.07(l), (B) subject to Sections 10.07(h), (k) and (l) below, to any Affiliate of the Borrower, (C) to a natural person, (D) to any Disqualified Institution or (E) to any Defaulting Lender.

(vi) Joinder to the AAL. In the event such assignment is to a Person that is not a Lender prior to such assignment, such new Lender shall deliver to the Administrative Agent a duly executed joinder agreement to the AAL in form and substance reasonably satisfactory to the Administrative Agent and the AAL Last Out Representative.

In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or sub participations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable Pro Rata Share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full Pro Rata Share of all Loans and participations in Letters of Credit and Swing Line Loans in accordance with its Pro Rata Share. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to clause (c) of this Section 10.07 (and, in the case of an Affiliated Lender or a Person that, after giving effect to such assignment, would become an Affiliated Lender, to the requirements of clause (h) of this Section 10.07), from and after the effective date specified in each Assignment and Assumption, other than in connection with an assignment pursuant to Section 10.07(l), (x) the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and (y) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning

Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment), but shall in any event continue to be subject to Section 10.09. Upon request, and the surrender by the assigning Lender of its Note, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.07(d).

EACH LENDER HEREBY ACKNOWLEDGES THAT HOLDINGS AND THE BORROWER OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, ANY AFFILIATED LENDER (INCLUDING ANY SPONSOR OR ANY CO-SPONSOR) AND ANY DEBT FUND AFFILIATE MAY FROM TIME TO TIME PURCHASE OR TAKE ASSIGNMENT OF TERM LOANS HEREUNDER IN ACCORDANCE WITH THE PROVISIONS SET FORTH IN THIS AGREEMENT, INCLUDING PURSUANT TO SECTION 2.05 AND THIS SECTION 10.07 (INCLUDING THROUGH OPEN MARKET PURCHASES).

(c) The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it, each Affiliated Lender Assignment and Assumption delivered to it, each notice of cancellation of any Loans delivered by the Borrower pursuant to subsections (h) or (l) below, and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related interest amounts) of the Loans owing to each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Agent and, with respect to its own Loans, any Lender, at any reasonable time and from time to time upon reasonable prior written notice. This Section 10.07(c) and Section 2.11 shall be construed so that all Loans are at all times maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any related Treasury regulations (or any other relevant or successor provisions of the Code or of such Treasury regulations). Notwithstanding the foregoing, in no event shall the Administrative Agent be obligated to ascertain, monitor or inquire as to whether any Lender is an Affiliated Lender, nor shall the Administrative Agent be obligated to monitor the aggregate amount of the Term Loans or Incremental Term Loans held by Affiliated Lenders.

(d) Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, the Borrower and its Affiliates, a Defaulting Lender or a Disqualified Institution) (each, a “Participant”) in all or a portion of such Lender’s rights or obligations under this Agreement (including all or a portion of its Commitment or the Loans (including such Lender’s participations in L/C Obligations or Swing Line Loans) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (iv) the Borrower and the Sponsor (in the case of the Sponsor, so long as the Sponsor, the Co-Sponsors and their Affiliates hold, directly or indirectly, at least 50.0% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Borrower) shall be notified in writing of any participation to an entity that is not HPS (or its Affiliates or Approved Funds) or a regulated commercial bank in the Revolving Facility not less than five (5) Business Days in advance thereof. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01(1) (other than clauses (g), (h) and (i) thereof) that directly and adversely affects such Participant. Subject to subsection (e) of this Section 10.07, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01 (subject to the requirements of Section 3.01 (including subsections (2), (3) and (4), as applicable) as though it were a Lender; provided that any forms required to be provided under Section 3.01(3) shall be provided solely to the participating Lender), 3.04 and 3.05 (through the applicable Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section 10.07. To the extent permitted by applicable Law, each Participant also shall be entitled to the benefits of Section 10.10 as though it were a Lender; provided that such Participant shall agree to be subject to Section 2.13 as though it were a Lender.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. Each Lender that sells a participation shall (acting solely for this purpose as an agent of the Borrower) maintain a register complying with the requirements of Sections 163(f), 871(h) and 881(c)(2) of the Code and the Treasury regulations issued thereunder on which is entered the name and address of each Participant and the principal amounts (and related interest amounts) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender and the Borrower shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary; provided that no Lender shall have the obligation to disclose all or a portion of the Participant Register (including the identity of the Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or other obligations under any Loan Document) to any Person except to the extent such disclosure is necessary to establish that any such commitments, loans, letters of credit or other obligations are in registered form for U.S. federal income tax purposes or such disclosure is otherwise required under Treasury Regulations Section 5f.103-1(c).

(f) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or any other central bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof and (iii) such SPC and the applicable Loan or any applicable part thereof shall be appropriately reflected in the Participant Register. Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 3.01, 3.04 or 3.05), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the Lender hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee of $3,500 (which processing fee may be waived by the Administrative Agent in its sole discretion), assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

(h) Any Lender may at any time, assign all or a portion of its rights and obligations with respect to Term Loans (but not Revolving Loans or Revolving Commitments) under this Agreement to a Person who is or will become, after such assignment, an Affiliated Lender through (x) Dutch auctions or other offers to purchase or take by assignment open to all applicable Lenders on a pro rata basis in accordance with procedures determined by such Affiliated Lender in its sole discretion or (y) open market purchase on a non-pro rata basis, in each case subject to the following limitations:

(i) Affiliated Lenders will not receive information provided solely to Lenders by the Administrative Agent or any Lender and will not be permitted to attend or participate in conference calls or meetings attended solely by the Lenders and the Administrative Agent, other than the right to receive notices of prepayments and other administrative notices in respect of its Loans or Commitments required to be delivered to Lenders pursuant to Article II;

(ii) no Affiliated Lender may hold Revolving Loans or Revolving Commitments at any time;

(iii) each Lender (other than any other Affiliated Lender) that assigns any Loans to an Affiliated Lender pursuant to clause (y) above shall deliver to the Administrative Agent and the Borrower a customary Big Boy Letter;

(iv) the aggregate principal amount of Term Loans of any Class under this Agreement held by Affiliated Lenders at the time of any such purchase or assignment, together with the aggregate principal amount of Permitted Incremental Equivalent Debt secured on a pari passu basis with the First Lien Obligations, shall not exceed 25% of the aggregate principal amount of Term Loans (including any Incremental Term Loans) of such Class outstanding at such time under this Agreement (such percentage, the “Affiliated Lender Cap”); provided that to the extent any assignment to an Affiliated Lender would result in the aggregate principal amount of all Term Loans of any Class held by Affiliated Lenders exceeding the Affiliated Lender Cap, the assignment of such excess amount will be void ab initio;

(v) as a condition to each assignment pursuant to this subsection (h), the Administrative Agent and the Borrower shall have been provided a notice in connection with each assignment to an Affiliated Lender or a Person that upon effectiveness of such assignment would constitute an Affiliated Lender pursuant to which such Affiliated Lender (in its capacity as such) shall waive any right to bring any action in connection with such Loans against the Administrative Agent, in its capacity as such; and

(vi) the assigning Lender and the Affiliated Lender purchasing such Lender’s Term Loans shall execute and deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit D-2 hereto (an “Affiliated Lender Assignment and Assumption”).

Each Affiliated Lender agrees to notify the Administrative Agent and the Borrower promptly (and in any event within ten (10) Business Days) if it acquires any Person who is also a Lender, and each Lender agrees to notify the Administrative Agent and the Borrower promptly (and in any event within ten (10) Business Days) if it becomes an Affiliated Lender. The

Administrative Agent may conclusively rely upon any notice delivered pursuant to the immediately preceding sentence or pursuant to clause (v) of this subsection (h) and shall not have any liability for any losses suffered by any Person as a result of any purported assignment to or from an Affiliated Lender.

(i) Notwithstanding anything in Section 10.01 or the definition of “Required Lenders,” or “Required Facility Lenders” to the contrary, for purposes of determining whether the Required Lenders and Required Facility Lenders (in respect of a Class of Term Loans) have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, or subject to Section 10.07(j), any plan of reorganization pursuant to the Bankruptcy Code of the United States, (ii) otherwise acted on any matter related to any Loan Document, or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, no Affiliated Lender shall have any right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action and, except with respect to any amendment, modification, waiver, consent or other action (x) in Section 10.01 requiring the consent of all Lenders, all Lenders directly and adversely affected or specifically such Lender, (y) that alters an Affiliated Lender’s pro rata share of any payments given to all Lenders, or (z) affects the Affiliated Lender (in its capacity as a Lender) in a manner that is disproportionate to the effect on any Lender in the same Class, the Loans held by an Affiliated Lender shall be disregarded in both the numerator and denominator in the calculation of any Lender vote (and shall be deemed to have been voted in the same percentage as all other applicable Lenders voted if necessary to give legal effect to this paragraph) (but, in any event, in connection with any amendment, modification, waiver, consent or other action, shall be entitled to any consent fee, calculated as if all of such Affiliated Lender’s Loans had voted in favor of any matter for which a consent fee or similar payment is offered).

(j) Notwithstanding anything in this Agreement or the other Loan Documents to the contrary, each Affiliated Lender hereby agrees that, and each Affiliated Lender Assignment and Assumption shall provide a confirmation that, if a proceeding under any Debtor Relief Law shall be commenced by or against the Borrower or any other Loan Party at a time when such Lender is an Affiliated Lender, such Affiliated Lender irrevocably authorizes and empowers the Administrative Agent to vote on behalf of such Affiliated Lender with respect to the Term Loans held by such Affiliated Lender in any manner in the Administrative Agent’s sole discretion, unless the Administrative Agent instructs such Affiliated Lender to vote, in which case such Affiliated Lender shall vote with respect to the Term Loans held by it as the Administrative Agent directs; provided that such Affiliated Lender shall be entitled to vote in accordance with its sole discretion (and not in accordance with the direction of the Administrative Agent) in connection with any plan of reorganization to the extent any such plan of reorganization proposes to treat any Obligations held by such Affiliated Lender in a disproportionately adverse manner than the proposed treatment of similar Obligations held by Term Lenders that are not Affiliated Lenders.

(k) Although any Debt Fund Affiliate(s) shall be Eligible Assignees and shall not be subject to the provisions of Section 10.07(h), (i) or (j), any Lender may, at any time, assign all or a portion of its rights and obligations with respect to Term Loans under this Agreement to a Person who is or will become, after such assignment, a Debt Fund Affiliate only through (x) Dutch auctions or other offers to purchase or take by assignment open to all Lenders on a pro rata basis in accordance with procedures of the type described in Section 2.05(1)(e) (for the avoidance of doubt, without requiring any representation as to the possession of material non-public information by such Affiliate) or (y) open market purchase on a non-pro rata basis. Notwithstanding anything in Section 10.01 or the definition of “Required Lenders” to the contrary, for purposes of determining whether the Required Lenders have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, (ii) otherwise acted on any matter related to any Loan Document or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, all Term Loans, Revolving Commitments and Revolving Loans held by Debt Fund Affiliates, in the aggregate, may not account for more than 49.9% of the Term Loans, Revolving Commitments and Revolving Loans of Lenders included in determining whether the Required Lenders have consented to any action pursuant to Section 10.01.

(l) Any Lender may, so long as no Event of Default has occurred and is continuing, at any time, assign all or a portion of its rights and obligations with respect to Term Loans under this Agreement to Holdings, the Borrower or any Subsidiary of the Borrower through (x) Dutch auctions or other offers to purchase open to all Lenders on a pro rata basis in accordance with procedures of the type described in Section 2.05(1)(e) or (y) open market purchases on a non-pro rata basis; provided that:

(i) (x) if the assignee is Holdings or a Subsidiary of the Borrower, upon such assignment, transfer or contribution, the applicable assignee shall automatically be deemed to have contributed or transferred the principal amount of such Term Loans, plus all accrued and unpaid interest thereon, to the Borrower; or (y) if the assignee is the Borrower (including through contribution or transfers set forth in clause (x)), (a) the principal amount of such Term Loans, along with all accrued and unpaid interest thereon, so contributed, assigned or transferred to the Borrower shall be deemed automatically cancelled and extinguished on the date of such contribution, assignment or transfer, (b) the aggregate outstanding principal amount of Term Loans of the remaining Lenders shall reflect such cancellation and extinguishing of the Term Loans then held by the Borrower and (c) the Borrower shall promptly provide notice to the Administrative Agent of such contribution, assignment or transfer of such Term Loans, and the Administrative Agent, upon receipt of such notice, shall reflect the cancellation of the applicable Term Loans in the Register;

(ii) [reserved];

(iii) each Lender (other than an Affiliated Lender) that assigns any Loans to Holdings, the Borrower or any Subsidiary of the Borrower pursuant to clause (y) above shall deliver to the Administrative Agent and the Borrower a customary Big Boy Letter; and

(iv) purchases of Term Loans pursuant to this subsection (l) may not be funded with the proceeds of Revolving Loans.

(m) Notwithstanding anything to the contrary contained herein, without the consent of the Borrower or the Administrative Agent, (1) any Lender may in accordance with applicable Law create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it and (2) any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(n) The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans or Commitments, or disclosure of confidential information, to any Disqualified Institution.

SECTION 10.08. Resignation of Issuing Bank and Swing Line Lender. Notwithstanding anything to the contrary contained herein, any Issuing Bank or Swing Line Lender may, upon thirty (30) Business Days’ notice to the Borrower and the Lenders, resign as an Issuing Bank or Swing Line Lender, respectively, so long as on or prior to the expiration of such 30-Business Day period with respect to such resignation, the relevant Issuing Bank or Swing Line Lender shall have identified a successor Issuing Bank or Swing Line Lender reasonably acceptable to the Borrower willing to accept its appointment as successor Issuing Bank or Swing Line Lender, as applicable. In the event of any such resignation of an Issuing Bank or Swing Line Lender, the Borrower shall be entitled to appoint from among the Lenders willing to accept such appointment a successor Issuing Bank or Swing Line Lender hereunder; provided that no failure by the Borrower to appoint any such successor shall affect the resignation of the relevant Issuing Bank or Swing Line Lender, as the case may be, except as expressly provided above. If an Issuing Bank resigns as an Issuing Bank, it shall retain all the rights and obligations of an Issuing Bank hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as an Issuing Bank and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed

Amounts pursuant to Section 2.03(3)). If the Swing Line Lender resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it outstanding as of the effective date of such resignation (including the right to require the Lenders to make Base Rate Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(3)).

SECTION 10.09. Confidentiality. Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information in accordance with its customary procedures (as set forth below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, legal counsel, independent auditors, agents, trustees, managers, controlling Persons, advisors, partners, financing sources and representatives who need to know such information (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential, with such Affiliate being responsible for such Person’s compliance with this Section 10.09; provided, however, that such Agent or Lender, as applicable, shall be principally liable to the extent this Section 10.09 is violated by one or more of its Affiliates or any of its or their respective partners, directors, officers, employees, legal counsel, independent auditors, agents, trustees, managers, financing sources, controlling Persons, advisors or representatives), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners); provided, however, that each Agent and each Lender agrees to notify the Borrower promptly thereof (except in connection with any request as part of a regulatory examination) to the extent it is legally permitted to do so, (c) to the extent required by applicable laws or regulations or by any subpoena or otherwise (including by order) as required by applicable Law or regulation or as requested by a governmental authority; provided that such Agent or such Lender, as applicable, agrees that it will notify the Borrower as soon as practicable in the event of any such disclosure by such Person (except in connection with any request as part of a regulatory examination) unless such notification is prohibited by law, rule or regulation, (d) to any other party hereto, subject to an agreement containing provisions at least as restrictive as those of this Section 10.09, to (i) subject to Section 10.07(b)(v)(D), any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or any Eligible Assignee (or its agent) invited to be an Additional Lender or (ii) any actual or prospective direct or indirect counterparty (or its advisors) to any swap or derivative transaction relating to Holdings, the Borrower or any of their Subsidiaries or any of their respective obligations; provided that such disclosure shall be made subject to the acknowledgment and acceptance by such prospective Lender, Participant or Eligible Assignee that such Information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to the Borrower and the Administrative Agent, including as set forth in any confidential information memorandum or other marketing materials) in accordance with the market standards for dissemination of such type of information which shall in any event require “click through” or other affirmative action on the part of the recipient to access such confidential information, (e) for purposes of establishing a “due diligence” defense, (f) on a confidential basis to (i) [reserved], (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers or other market identifiers with respect to the credit facilities provided hereunder, or (iii) service providers to the Agents and the Lenders in connection with the administration, settlement and management of this Agreement and the credit facilities provided hereunder, (g)

with the consent of the Borrower, (h) to rating agencies and to market data collectors for customary purposes in the lending industry in connection with the Facilities or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach by any Person of this Section 10.09 or any other confidentiality provision in favor of any Loan Party, (y) becomes available to any Agent, any Lender or any of their respective Affiliates on a non-confidential basis from a source other than Holdings, the Borrower or any Subsidiary thereof, and which source is not known by such Agent, such Lender or the applicable Affiliate to be subject to a confidentiality restriction in respect thereof in favor of Holdings, the Borrower or any Affiliate thereof or (z) is independently developed by the Agents, the Lenders or their respective Affiliates, in each case, so long as not based on information obtained in a manner that would otherwise violate this Section 10.09.

For purposes of this Section 10.09, “Information” means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary or Affiliate thereof or their respective businesses, other than any such information that is available to any Agent or any Lender on a non-confidential basis prior to disclosure by any Loan Party or any Subsidiary thereof; it being understood that no information received from Holdings, the Borrower or any Subsidiary or Affiliate thereof after the date hereof shall be deemed non-confidential on account of such information not being clearly identified at the time of delivery as being confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 10.09 shall be considered to have complied with its obligation to do so in accordance with its customary procedures if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each Agent and each Lender acknowledges that (a) the Information may include trade secrets, protected confidential information, or material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of such information and (c) it will handle such information in accordance with applicable Law, including United States Federal and state securities Laws and to preserve its trade secret or confidential character.

The respective obligations of the Agents, the Arrangers, the Lenders and any Issuing Bank under this Section 10.09 shall survive, to the extent applicable to such Person, (x) the payment in full of the Obligations and the termination of this Agreement, (y) any assignment of its rights and obligations under this Agreement and (z) the resignation or removal of any Agent, Swing Line Lender or Issuing Bank.

SECTION 10.10. Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each Issuing Bank is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or such Issuing Bank to or for the credit or the account of any Loan Party against any and all of the obligations of such Loan Party then due and payable under this Agreement or any other Loan Document to such Lender or such Issuing Bank, irrespective of whether or not such Lender or such Issuing Bank shall have made any demand under this Agreement or any other Loan Document; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (a) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.17 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks and the Lenders and (b) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender and each Issuing Bank under this Section 10.10 are in addition to other rights and remedies (including other rights of setoff) that such Lender or such Issuing Bank may have. Each Lender and each Issuing Bank agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

SECTION 10.11. Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by an Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

SECTION 10.12. Counterparts; Integration; Effectiveness. This Agreement and each of the other Loan Documents may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 10.13. Electronic Execution of Assignments and Certain Other Documents. The words “delivery,” “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including without limitation Assignment and Assumptions, amendments or other modifications, Committed Loan Notices, Swing Line Loan Notices, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

SECTION 10.14. Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

SECTION 10.15. Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10.16. GOVERNING LAW.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) THE BORROWER, HOLDINGS, THE ADMINISTRATIVE AGENT AND EACH LENDER EACH IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE

AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. EACH PARTY HERETO AGREES THAT THE AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY LOAN PARTY IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY COLLATERAL DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

(c) THE BORROWER, HOLDINGS, THE ADMINISTRATIVE AGENT AND EACH LENDER EACH IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (b) OF THIS SECTION 10.16. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

SECTION 10.17. WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.17.

SECTION 10.18. Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent and the Administrative Agent shall have been notified by each Lender that each such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, each Agent, each Lender, each other party hereto and their respective successors and assigns.

SECTION 10.19. Lender Action. Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Loan Party under any of the Loan Documents or the Secured Hedge Agreements (including the exercise of any right of setoff, rights on account of any banker’s lien or similar claim or other rights of self- help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Loan Party, without the prior written consent of the Required Lenders (or the Administrative Agent on behalf of the Required Lenders). The provisions of this Section 10.19 are for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Loan Party.

SECTION 10.20. Use of Name, Logo, etc. The Administrative Agent or the Arrangers may use each Loan Party’s name in customary advertising material relating to the financing transactions contemplated by this Agreement in the publication of such advertising materials in the ordinary course; provided that any such material shall be provided to the Borrower for its review and consent prior to publication. Such consent, if granted, shall remain effective until revoked by such Loan Party in writing to the Administrative Agent.

SECTION 10.21. USA PATRIOT Act. Each Lender that is subject to the USA PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the USA PATRIOT Act. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

SECTION 10.22. Service of Process. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

SECTION 10.23. No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each of the Borrower and Holdings acknowledges and agrees that (i) (A) the arranging and other services regarding this Agreement provided by the Agents, the Arrangers and the Lenders are arm’s-length commercial transactions between the Borrower, Holdings and their respective Affiliates, on the one hand, and the Administrative Agent, the Arrangers and the Lenders, on the other hand, (B) each of the Borrower and Holdings has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Borrower and Holdings is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each Agent, the Arrangers and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower, Holdings or any of their respective Affiliates, or any other Person and (B) none of the Agents, the Arrangers or any Lender has any obligation to the Borrower, Holdings or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and

(iii) the Agents, the Arrangers and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower, Holdings and their respective Affiliates, and none of the Agents, the Arrangers nor any Lender has any obligation to disclose any of such interests to the Borrower, Holdings or any of their respective Affiliates. To the fullest extent permitted by law, each of the Borrower and Holdings hereby waives and releases any claims that it may have against the Agents, the Arrangers or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

SECTION 10.24. Release of Collateral and Guarantee Obligations; Subordination of Liens.

(a) The Lenders hereby irrevocably agree that the Liens granted to the Administrative Agent or the Collateral Agent by the Loan Parties on any Collateral shall be automatically released (i) in full, as set forth in clause (b) below, (ii) upon the sale or other transfer of such Collateral (including as part of or in connection with any other sale or other transfer permitted hereunder) to any Person other than another Loan Party, to the extent such sale, transfer or other disposition is made in compliance with the terms of this Agreement (and the Collateral Agent may require, and rely conclusively on, a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to a Loan Party by a Person that is not a Loan Party, upon termination or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with Section 10.01), (v) to the extent the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the Guaranty (in accordance with the second succeeding sentence), (vi) as required by the Collateral Agent to effect any sale, transfer or other disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Collateral Documents, (vii) to the extent such Collateral otherwise becomes Excluded Assets, and (viii) to the extent the property constituting such Collateral is owned by any entity that would be an Excluded Subsidiary but for the Excluded Subsidiary Joinder Exception, in the sole discretion of the Borrower; provided that only the extent the Loan Parties have capacity to (A) make Investments in a non-Loan Party pursuant to Section 7.13 in the amount of the fair market value of such Collateral and (B) incur any Indebtedness or Liens existing at such time with regard to such non-Loan Party. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Loan Documents. Additionally, the Lenders hereby irrevocably agree that the Guarantors shall be released from the Guaranties upon consummation of any transaction permitted hereunder resulting in such Subsidiary becoming an Excluded Subsidiary (subject to the Excluded Subsidiary Joinder Exception). The Lenders hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, consents, acknowledgements, and agreements necessary or desirable to evidence or confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this paragraph, all without the further consent or joinder of any Lender. Any representation, warranty or covenant contained in any Loan Document relating to any such released Collateral or Guarantor shall no longer be deemed to be repeated. Notwithstanding anything herein to the contrary, no Guarantor shall be released from its Guarantee of the Obligations pursuant to clause (1) of the definition of Excluded Subsidiary other than to the extent such Guarantor becomes non-wholly-owned solely as a result of a bona fide joint venture arrangement with a third party that is not an Affiliate of Holdings or the Sponsor pursuant to an Investment permitted under Section 7.13.

(b) Notwithstanding anything to the contrary contained herein or any other Loan Document, when the Termination Conditions are satisfied, upon request of the Borrower, the Administrative Agent or Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any Secured Party) take such actions as shall be required to release its security interest in all Collateral, and to release all obligations under any Loan Document, whether or not on the date of such release there may be any (i) Hedging Obligations in respect of any Secured Hedge Agreements, (ii) Cash Management Obligations in respect of any Secured Cash Management Agreements, (iii) contingent obligations not then due and (iv) Outstanding Amount of L/C Obligations related to any Letter of Credit that has been Cash Collateralized, backstopped by a letter of credit reasonably satisfactory to the applicable Issuing Bank or deemed reissued under another agreement reasonably acceptable to the applicable Issuing Bank. Any such release of Obligations shall be deemed subject to the provision that such Obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

(c) Notwithstanding anything to the contrary contained herein or in any other Loan Document, upon request of the Borrower in connection with any Liens permitted by the Loan Documents, the Administrative Agent or Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any Secured Party) take such actions as shall be required to subordinate the Lien on any Collateral to any Lien permitted under Section 7.01 to be senior to the Liens in favor of the Collateral Agent.

(d) Notwithstanding anything to the contrary contained herein or in any other Loan Document, no Subsidiary Guarantor as of the Closing Date (or any Subsidiary Guarantor that is the successor-in-interest of all or substantially all of the assets of such Subsidiary Guarantor) shall be released from its Guaranty unless all of such Subsidiary Guarantor’s Equity Interests are sold or otherwise transferred in a sale or disposition permitted hereunder or the Termination Conditions are satisfied as set forth in clause (b) above.

SECTION 10.25. Assumption and Acknowledgment. Effective immediately after the consummation of the Closing Date Merger and the funding of the Closing Date Loans hereunder, and without affecting any of the obligations of Holdings as a Guarantor under any Loan Document, the Company hereby assumes all of the Initial Borrower’s rights, title, interests, duties, liabilities and obligations (including the Obligations) under the Loan Documents as the “Borrower” hereunder (collectively, the “Assumption”) including, any claims, liabilities, or obligations arising from Initial Borrower’s failure to perform any of its covenants, agreements, commitments or obligations under the Loan Documents to be performed prior to the date of the Assumption. Holdings hereby acknowledges the Assumption by the Company and its effectiveness immediately after the consummation of the Acquisition, the execution and delivery by the Company of a counterpart hereto and the funding of the Closing Date Loans hereunder. Without limiting the generality of the foregoing, upon its execution and delivery of a counterpart hereto, the Company hereby expressly agrees to observe and perform and be bound by all of the terms, covenants, representations, warranties, and agreements contained herein which are binding upon, and to be observed or performed by, the Borrower. Each Agent and each Lender hereby consents to the Assumption.

SECTION 10.26. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Solely to the extent any Lender that is an Affected Financial Institution is a party to this Agreement, notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among the parties hereto, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

SECTION 10.27. Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties hereto hereby acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

SECTION 10.28. Separate Obligations. Each Term Lender acknowledges and agrees that because of their differing rights in proceeds of the Collateral, the Term Loan Obligations are fundamentally different from the Revolving Loan Obligations and must be separately classified in any plan of reorganization proposed or confirmed in any Insolvency Proceeding involving any Borrower or Guarantor as a debtor. No Term Lender shall seek in any such Insolvency Proceeding to be treated as part of the same class of creditors as the Revolving Lenders or shall oppose any pleading or motion by the Revolving Lenders for the Revolving Lenders and the Term Lenders to be treated as separate classes of creditors. Notwithstanding the foregoing, and regardless of whether the Term Loan Obligations and the Revolving Loan Obligations are separately classified in any such plan of reorganization, the Term Lenders hereby acknowledge and agree that to the extent that the aggregate value of the Collateral exceeds the amount of the Revolving Loan Obligations, the Revolving Lenders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of interest, and fees, costs and charges incurred subsequent to the commencement of the applicable Insolvency Proceeding (regardless of whether such interest, and fees, costs and charges incurred subsequent to the commencement of the applicable Insolvency Proceeding is allowed as part of the claims of the Revolving Lenders under section

506(b) of the Bankruptcy Code or otherwise) before any distribution (whether pursuant to a plan of reorganization or otherwise) is made in respect of any of the claims held by the Term Lenders. The Term Lenders hereby acknowledge and agree to hold in trust for the benefit of the Revolving Lenders and to turn over to the Revolving Lenders all distributions received or receivable by them in any Insolvency Proceeding (whether pursuant to a plan of reorganization or otherwise) to the extent necessary to effectuate the intent of the preceding sentence, even if such turnover has the effect of reducing the claim or recovery of the Term Lenders.

SECTION 10.29. AAL. Anything herein to the contrary notwithstanding, the Liens securing the Obligations, the exercise of any right or remedy with respect thereto and certain of the rights of the Secured Parties are subject to the provisions of the AAL. In the event of any conflict between the terms of the AAL and this Agreement, the terms of the AAL shall govern and control.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

LYNNWOOD MERGERSUB, INC. (which on the Closing Date shall be merged with and into LifeStance Health Holdings , Inc., with LifeStance Health Holdings, Inc. surviving such merger as the Borrower)

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

LYNNWOOD INTERMEDIATE HOLDINGS, INC., as Holdings

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

The undersigned hereby confirms that, as a result of its merger with Lynnwood MergerSub, Inc., it hereby assumes all of the rights and obligations of Lynnwood MergerSub, Inc. under this Agreement (in furtherance of, and not in lieu of, any assumption or deemed assumption as a matter of law) and hereby is joined to this Agreement as the Borrower hereunder

LIFESTANCE HEALTH HOLDINGS, INC.

By:	/s/ Warren Gouk
Name: Warren Gouk
Title: Chief Financial Officer

[Signature Page to Credit Agreement]

CAPITAL ONE, NATIONAL ASSOCIATION, as Administrative Agent and Collateral Agent, Issuing Bank and Swing Line Lender

By:	/s/ Joseph Brent
Name: Joseph Brent
Title: Duly Authorized Signatory

CAPITAL ONE, NATIONAL ASSOCIATION, as a Revolving Lender and a Term Lender

By:	/s/ Joseph Brent
Name: Joseph Brent
Title: Duly Authorized Signatory

HPS INVESTMENT PARTNERS, LLC, as AAL Last Out Representative and a Term Lender

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

[Signature Page to Credit Agreement]

HPS SPECIALTY LOAN FUND V, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

HPS SPECIALTY LOAN FUND V-L, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

TMD-DL HOLDINGS, LLC, as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

SPECIALTY LOAN FUND 2016, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

[Signature Page to Credit Agreement]

SPECIALTY LOAN ONTARIO FUND 2016, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

CST SPECIALTY LOAN FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

MORENO STREET DIRECT LENDING FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

SPECIALTY LOAN VG FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

[Signature Page to Credit Agreement]

HPS DPT DIRECT LENDING FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

RELIANCE STANDARD LIFE INSURANCE COMPANY, as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

FALCON CREDIT FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

[Signature Page to Credit Agreement]

SAFETY NATIONAL CASUALTY CORPORATION, as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

SPECIALTY LOAN FUND – CX – 2, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

CACTUS DIRECT LENDING FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

[Signature Page to Credit Agreement]

PRIVATE LOAN OPPORTUNITIES FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

RED CEDAR FUND 2016, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

PRESIDIO LOAN FUND, L.P., as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

PHILADELPHIA INDEMNITY INSURANCE COMPANY, as a Term Lender

By: HPS Investment Partners, LLC, its Investment Manager

By:	/s/ Aman Malik
Name: Aman Malik
Title: Managing Director

[Signature Page to Credit Agreement]

Schedule 1.01(1)

Closing Date Subsidiary Guarantors

1.	LifeStance Health, Inc., a Delaware corporation.

2.	LifeStance Health—Nevada, LLC, a Nevada limited liability company.

3.	LifeStance Health—Wisconsin, LLC, a Wisconsin limited liability company.

4.	LifeStance Health—Arizona, LLC, an Arizona limited liability company.

5.	LifeStance Health—Colorado, LLC, a Colorado limited liability company.

6.	LIFESTANCE HEALTH—MICHIGAN, LLC, a Michigan limited liability company.

7.	Behavioral Health Solutions LLC, a Missouri limited liability company.

8.	Advent Professionals, LLC, a Missouri limited liability company.

9.	Alternative Behavioral Care LLC, a Missouri limited liability company.

10.	Psychological & Behavioral Consultants, LLC, an Ohio limited liability company.

11.	Personal Recovery Network, LLC, a Georgia limited liability company.

12.	The Counseling Center of Nashua, Inc., a New Hampshire corporation.

13.	LHM MASS, Inc., a Delaware corporation.

14.	Advent Medical Group, LLC, a Missouri limited liability company.

15.	Commonwealth Counseling Associates, Inc., a Virginia corporation.

16.	DELAWARE COUNTY PROFESSIONAL SERVICES, INC., a Pennsylvania corporation.

17.	Orlando Behavioral Administrators Corporation, a Florida corporation.

18.	Orlando Behavioral Healthcare Corporation, a Florida Corporation.

19.	OBHC Management Company, Inc., a Washington Corporation.

20.	Carmel Psych Management Services, LLC, a New York limited liability company.

21.	Behavioral Health Practice Services LLC, a Delaware limited liability company.

22.	Behavioral Health Management Solutions, Inc., a New Hampshire corporation.

23.	Anxiety and Stress Management Institute, LLC, a Georgia limited liability company.

24.	LifeStance Health Management Massachusetts, LLC, a Delaware limited liability company.

Schedule 1.01(3)

Affiliated Practices

1.	Child & Family Psychological Services, PLLC, a Massachusetts professional limited liability company.

2.	Jeffrey M. Simon, Psychologist, P.C., dba Carmel Psychological Associates, a New York professional corporation.

3.	Sybil Montas Mouzon, MD, PC, a New York professional corporation.

4.	Midwest Behavioral Health, LLC, an Indiana limited liability company.

5.	Pacific Coast Psychiatric Associates Inc., a California corporation.

6.	Progressive Behavioral Health, PLLC, a Texas professional limited liability company.

7.	Santa Barbara Behavioral Health, a California Psychological Corporation.

8.	Midtown Psychiatry and TMS Center PLLC, a Texas professional limited liability company.

9.	MCLA Psychiatric Medical Group, a California Professional Corporation.

10.	Heart Centered Counseling, Inc., a Colorado Corporation.

11.	Integrative Wellness Solutions, LLC, a North Carolina limited liability company

Schedule 1.01(4)

Waterfall Trigger EventSchedule 2.01

Commitments

Schedule 4.01(1)(c)

Collateral Documents

1.

Pledge and Security Agreement, dated as of May 14, 2020, by and among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such Closing Date Merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, the Grantors from time to time party thereto and Capital One, National Association as Collateral Agent.

Schedule 5.12

Subsidiaries and Other Equity InvestmentsSchedule 6.13(2)

Post-Closing Covenants

1.

The Loan Parties shall have delivered to the Collateral Agent (i) on or prior to the date that is 5 Business Days following the Closing Date, the certificates representing the Pledged Collateral that is certificated equity of the Borrower; and (ii) on or prior to the date that is 60 days following the Closing Date, the certificates representing Pledged Collateral that is certificated equity of the Loan Parties’ Domestic Subsidiaries, in each case, for all items listed in clauses (i) and (ii) of this sentence, accompanied by undated stock powers executed in blank, pursuant to Section 4.2 of the Security Agreement.

2.

On or prior to the date that is 60 days following the Closing Date, the Loan Parties shall have delivered to the Administrative Agent insurance endorsements, pursuant to Section 6.07 of the Credit Agreement.

3.

On or prior to the date that is 60 days following the Closing Date, the Loan Parties shall have caused each Deposit Account and Securities Account listed in Schedule 6.16 (other than any Excluded Accounts) to be subject to a Control Agreement, pursuant to Section 6.16 of the Credit Agreement.

Schedule 6.16

AccountsSchedule 7.01

Existing LiensSchedule 7.02

Existing IndebtednessSchedule 7.05

Existing InvestmentsSchedule 7.07

Transactions with AffiliatesSchedule 10.02

Administrative Agent’s Office, Certain Addresses for Notices

EXHIBIT A-1

FORM OF COMMITTED LOAN NOTICE

Date: __________,

To: Capital One, National Association, as Administrative Agent

301 W. 11th Street, 4th Floor

Wilmington, DE 19801

Attn: Agency Services

Email: [*]

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each lender from time to time party thereto (the “Lenders”).

The Borrower hereby requests (select one):

☐	A Borrowing of Loans

☐	A conversion of Loans made on _____________

☐	A continuation Eurodollar Rate Loans made on

to be made on the following terms:

(A)	Class of Borrowing[1]

(B)	Date of Borrowing, conversion or

continuation (which is a Business Day)2

(C)	Principal amount[3]

(D)	Type of Loan[4]

(E)	Interest Period and the last day thereof[5]

(G)	Wire instructions for Borrower’s

[Except in respect of any conversion or continuation of a Borrowing, the undersigned hereby represents and warrants to the Administrative Agent and the Lenders that the conditions to lending specified in clauses (1)[,] and (2) [and (5)6] of Section 4.02 of the Credit Agreement will be satisfied on and as of the date of the Borrowing set forth above.]7 8

[The Borrowings contemplated by this Committed Loan Notice are conditioned upon the [[Acquisition]9 [other Specified Transaction]] occurring prior to or substantially concurrently with such Borrowings.]10

[The remainder of this page is intentionally left blank.]

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:

EXHIBIT A-2

SWING LINE LOAN NOTICE

Date: __________,

To: Capital One, National Association, as Administrative Agent

301 W. 11th Street, 4th Floor

Wilmington, DE 19801

Attn: Agency Services

Email: [*]

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each lender from time to time party thereto (the “Lenders”).

The Borrower hereby requests a Borrowing of Swing Line Loans to be made on the following terms:

(A)	Date of Borrowing (which is a Business Day)[11]

(B)	Principal amount[12]

(C)	Wire instructions for Borrower’s account(s)

The undersigned hereby represents and warrants to the Administrative Agent and the Lenders that the conditions to lending specified in clauses (1) and (2) of Section 4.02 of the Credit Agreement will be satisfied on and as of the date of the Borrowing set forth above.

[The remainder of this page is intentionally left blank.]

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:

EXHIBIT B-1

THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE ISSUERS OF THIS NOTE WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. IN ORDER TO REQUEST SUCH INFORMATION, A HOLDER OF THIS NOTE SHOULD CONTACT THE CHIEF FINANCIAL OFFICER AT LIFESTANCE HEALTH HOLDINGS, INC., 10655 NE 4TH STREET, SUITE 901 BELLEVUE, WA 98004.

FORM OF TERM NOTE

$ _____________	[Address] [Date]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) hereby promises to pay to [LENDER] or its registered assigns (the “Lender”) in accordance with Section 10.07 of the Credit Agreement (as defined below), in lawful money of the United States of America in immediately available funds at the Administrative Agent’s Office (such term, and each other capitalized term used but not defined herein, having the meaning assigned to it in the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each lender from time to time party thereto, (i) on the dates set forth in the Credit Agreement, the principal amounts set forth in the Credit Agreement with respect to Term Loans made by the Lender to the Borrower pursuant to the Credit Agreement and (ii) on each Interest Payment Date, interest at the rate or rates per annum as provided in the Credit Agreement on the unpaid principal amount of all Term Loans made by the Lender to the Borrower pursuant to the Credit Agreement.

The Borrower promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at the rate or rates provided in the Credit Agreement.

The Borrower hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever, subject to entry in the Register. The non-exercise by the holder hereof of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

All Borrowings evidenced by this note and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of the Borrower under this note.

This note is one of the Term Notes referred to in the Credit Agreement that, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional and mandatory prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Credit Agreement, all upon the terms and conditions therein specified. This note is also entitled to the benefits of the Guaranty and is secured by the Collateral.

THIS NOTE MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF THE CREDIT AGREEMENT. TRANSFERS OF THIS NOTE MUST BE RECORDED IN THE REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF THE CREDIT AGREEMENT.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this note to be duly executed by its authorized officer as of the day and year first above written.

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:

LOANS AND PAYMENTS

Date	Amount of Loan	Maturity Date	Payments of Principal/Interest	Principal Balance of Note	Name of Person Making the Notation

EXHIBIT B-2

[THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE ISSUERS OF THIS NOTE WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. IN ORDER TO REQUEST SUCH INFORMATION, A HOLDER OF THIS NOTE SHOULD CONTACT THE CHIEF FINANCIAL OFFICER AT LIFESTANCE HEALTH HOLDINGS, INC., 10655 NE 4TH STREET, SUITE 901 BELLEVUE, WA 98004.]

FORM OF REVOLVING NOTE

$__________________________	[Address] [Date]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) hereby promises to pay to [LENDER] or its registered assigns (the “Lender”) in accordance with Section 10.07 of the Credit Agreement (as defined below), in lawful money of the United States of America in immediately available funds at the Administrative Agent’s Office (such term, and each other capitalized term used but not defined herein, having the meaning assigned to it in the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National

Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each lender from time to time party thereto, (A) on the dates set forth in the Credit Agreement, the lesser of (i) the principal amount set forth above and (ii) the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrower pursuant to the Credit Agreement, and (B) interest from the date hereof on the principal amount from time to time outstanding on each such Revolving Loan at the rate or rates per annum and payable on such dates, as provided in the Credit Agreement.

The Borrower promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at the rate or rates provided in the Credit Agreement.

The Borrower hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever, subject to entry in the Register. The non-exercise by the holder hereof of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

All Borrowings evidenced by this note and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of the Borrower under this note.

This note is one of the Revolving Notes referred to in the Credit Agreement that, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional and mandatory prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Credit Agreement, all upon the terms and conditions therein specified. This note is also entitled to the benefits of the Guaranty and is secured by the Collateral.

THIS NOTE MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF THE CREDIT AGREEMENT. TRANSFERS OF THIS NOTE MUST BE RECORDED IN THE REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF THE CREDIT AGREEMENT.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this note to be duly executed by its authorized officer as of the day and year first above written.

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:

EXHIBIT B-3

[THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE ISSUERS OF THIS NOTE WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. IN ORDER TO REQUEST SUCH INFORMATION, A HOLDER OF THIS NOTE SHOULD CONTACT THE CHIEF FINANCIAL OFFICER AT LIFESTANCE HEALTH HOLDINGS, INC., 10655 NE 4TH STREET, SUITE 901 BELLEVUE, WA 98004.]

FORM OF SWING LINE NOTE

$__________________________	[Address] [Date]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) hereby promises to pay to [LENDER] or its registered assigns (the “Lender”) in accordance with Section 10.07 of the Credit Agreement (as defined below), in lawful money of the United States of America in immediately available funds at the Administrative Agent’s Office (such term, and each other capitalized term used but not defined herein, having the meaning assigned to it in the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each lender from time to time party thereto, (A) on the dates set forth in the Credit Agreement, the lesser of (i) the principal amount set forth above and (ii) the aggregate unpaid principal amount of all Swing Line Loans made by the Lender to the Borrower pursuant to the Credit Agreement, and (B) interest from the date hereof on the principal amount from time to time outstanding on each such Swing Line Loan at the rate or rates per annum and payable on such dates, as provided in the Credit Agreement.

The Borrower promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at the rate or rates provided in the Credit Agreement.

The Borrower hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever, subject to entry in the Register. The non-exercise by the holder hereof of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

All Borrowings evidenced by this note and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of the Borrower under this note.

This note is one of the Swing Line Notes referred to in the Credit Agreement that, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional and mandatory prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Credit Agreement, all upon the terms and conditions therein specified. This note is also entitled to the benefits of the Guaranty and is secured by the Collateral.

THIS NOTE MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF THE CREDIT AGREEMENT. TRANSFERS OF THIS NOTE MUST BE RECORDED IN THE REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF THE CREDIT AGREEMENT.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this note to be duly executed by its authorized officer as of the day and year first above written.

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:

EXHIBIT B-4

[THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE ISSUERS OF THIS NOTE WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. IN ORDER TO REQUEST SUCH INFORMATION, A HOLDER OF THIS NOTE SHOULD CONTACT THE CHIEF FINANCIAL OFFICER AT LIFESTANCE HEALTH HOLDINGS, INC., 10655 NE 4TH STREET, SUITE 901 BELLEVUE, WA 98004.]

FORM OF DELAYED DRAW TERM NOTE

$__________________________	[Address] [Date]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) hereby promises to pay to [LENDER] or its registered assigns (the “Lender”) in accordance with Section 10.07 of the Credit Agreement (as defined below), in lawful money of the United States of America in immediately available funds at the Administrative Agent’s Office (such term, and each other capitalized term used but not defined herein, having the meaning assigned to it in the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each lender from time to time party thereto, (A) on the dates set forth in the Credit Agreement, the lesser of (i) the principal amount set forth above and (ii) the aggregate unpaid principal amount of all Delayed Draw Term Loans made by the Lender to the Borrower pursuant to the Credit Agreement, and (B) interest from the date hereof on the principal amount from time to time outstanding on each such Delayed Draw Term Loan at the rate or rates per annum and payable on such dates, as provided in the Credit Agreement.

The Borrower promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at the rate or rates provided in the Credit Agreement.

The Borrower hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever, subject to entry in the Register. The non-exercise by the holder hereof of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

All Borrowings evidenced by this note and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of the Borrower under this note.

This note is one of the Delayed Draw Term Notes referred to in the Credit Agreement that, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional and mandatory prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Credit Agreement, all upon the terms and conditions therein specified. This note is also entitled to the benefits of the Guaranty and is secured by the Collateral.

THIS NOTE MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF THE CREDIT AGREEMENT. TRANSFERS OF THIS NOTE MUST BE RECORDED IN THE REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF THE CREDIT AGREEMENT.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this note to be duly executed by its authorized officer as of the day and year first above written.

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:

EXHIBIT C

[FORM OF]

COMPLIANCE CERTIFICATE

[INSERT DATE]

Reference is made to that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

Pursuant to Section 6.02(1) of the Credit Agreement, the undersigned, solely in their capacity as a Financial Officer of [the Borrower] [Holdings], certifies as follows:

[1. The financial statements for the fiscal quarter ending [•] delivered pursuant to Section 6.01(2) of the Credit Agreement together with and delivered herewith fairly present in all material respects the financial condition, results of operations and cash flows of Borrower and its Subsidiaries in accordance with GAAP, subject to normal year-end adjustments and the absence of footnotes.]1

[1. The Borrower has delivered the financial statements for the fiscal year ending [•] pursuant to Section 6.01(1) of the Credit Agreement, together with the report and opinion of an independent certified public accountant of nationally recognized standing and required by such section.]2

[1]

To be included for Compliance Certificates delivered with quarterly financial statements under Section 6.01(2) of the Credit Agreement. Quarterly Compliance Certificate to be accompanied by a management discussion and analysis in accordance with Section 6.01(5) of the Credit Agreement.

[2]

To be included for Compliance Certificates delivered with annual financial statements under Section 6.01(1) of the Credit Agreement (commencing with the fiscal year ending December 31, 2020). In the case of such financial statements for the fiscal year ending December 31, 2020, at the election of the Borrower, such financial statements may be for the period from the Closing Date to the last day of such fiscal year.

2. Attached hereto as Schedule 1 is a calculation of the Total Net Leverage Ratio and the First Lien Net Leverage Ratio as of the last day of the most recent Test Period.3

3. To the extent applications for registrations of material Patents, Trademarks or Copyrights with the USPTO or the Copyright Office are required to be delivered pursuant to Section 4.5(c) of the Security Agreement (and as such terms are defined therein), attached hereto as Annex A are the details of such applications.

4. To my knowledge, [except as otherwise disclosed to the Administrative Agent pursuant to the Credit Agreement, including Section 6.03(1), no Default has occurred and is continuing as of the date hereof] [a Default has occurred and is continuing as of the date hereof, as described in Annex B attached hereto]4.

[5. Attached hereto as Schedule 2 are reasonably detailed calculations of the Net Proceeds received during the fiscal year ended [•] (after the Closing Date in the case of the fiscal year ending December 31, 2020) by or on behalf of the Borrower or any Subsidiary in respect of any Asset Sale or Casualty Event subject to prepayment pursuant to Section 2.05(2)(b)(i) of the Credit Agreement and the portion of such Net Proceeds that has been invested or is intended to be reinvested in accordance with Section 2.05(2)(b)(ii) of the Credit Agreement.]5

[6. Attached hereto as Schedule 3 are reasonably detailed calculations setting forth Excess Cash Flow for the fiscal year ended [•].]6

[7. Attached hereto as Schedule 4 is the information required to be delivered pursuant to Section 6.02(4) of the Credit Agreement.]7

[3]

Schedule 1 to set forth: (x) a calculation of the Total Net Leverage Ratio as of the last day of the most recently ended Test Period, (y) whether such Total Net Leverage Ratio as of the last day of the most recently ended Test Period is in compliance with the required level for such Test Period and (z) if the First Lien Net Leverage Ratio as of the last day of the most recently ended Test Period would result in a change in the applicable “Pricing Level” as set forth in the definition of “Applicable Rate,” setting forth a calculation of such First Lien Net Leverage Ratio.

[4]	If a Default exists, Annex B should specify the details thereof and any action taken or proposed to be taken with respect thereto.
[5]	To be included only in annual compliance certificates, beginning with the delivery of the annual compliance certificate for the fiscal year ending December 31, 2020.
[6]	To be included only in annual compliance certificates, beginning with the delivery of the annual compliance certificate for the fiscal year ending December 31, 2020.
[7]

To be included in annual compliance certificates beginning with the fiscal year ending December 31, 2020. Section 6.02(4) requires (i) a report setting forth the information required by Sections [1(a), 4, 5, 6, 7, 8 and 9] of the Perfection Certificate (or confirming that there has been no change in such information since the later of the Closing Date or the last such report and (ii) a list of each Subsidiary of the Borrower or a confirmation that there is no change in such information since the later of the Closing Date and the last such list.

[8. The consolidated budget for the immediately subsequent fiscal year to the fiscal year ending [DATE] delivered pursuant to Section 6.01(3) of the Credit Agreement and delivered herewith has been prepared in good faith on the basis of the assumptions believed to be reasonable at the time of preparation of such budget (it being understood that any projections contained therein are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties and that no assurance can be given that any particular projections will be realized, that actual results may differ and that such differences may be material).]8

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[8]

To be included only in annual compliance certificates beginning with the delivery of the annual compliance certificate for the fiscal year ending December 31, 2020 and the accompanying budget for the 2021 fiscal year. Does not need to be included at any time following the consummation of the first public offering of the Borrower’s common equity or the common equity of any Parent Company after the Closing Date.

[Note to Borrower (Annual Budget) – Annual Budget is required to be delivered under Section 6.01(3) of the Credit Agreement on or prior to the same deadline for delivery of the annual audit for the preceding fiscal year (e.g., 90 days after fiscal year end).]

IN WITNESS WHEREOF, the undersigned, solely in their capacity as a Financial Officer of the [Borrower][Holdings], has caused this certificate to be delivered as of the date first set forth above.

[LIFESTANCE HEALTH HOLDINGS, INC.] [LYNNWOOD INTERMEDIATE HOLDINGS, INC.][1]

By:
Name:
Title:

[1]

Borrower may determine, at its discretion, whether Compliance Certificate shall be signed by the Borrower or Holdings (for the avoidance of doubt, the Compliance Certificate need not be signed by both the Borrower and Holdings).

[ANNEX A

TO COMPLIANCE CERTIFICATE

Intellectual Property

[Insert details of all applications for registrations of material Patents, Trademarks or Copyrights with the USPTO or the Copyright Office as required to be delivered pursuant to Section 4.5(c) of the Security Agreement.]]

[ANNEX B

TO COMPLIANCE CERTIFICATE

Default

[Insert description of Default here (if any) (specify the details thereof and any action taken or proposed to be taken with respect thereto).]]

SCHEDULE 1

TO COMPLIANCE CERTIFICATE

Total Net Leverage Ratio and First Lien Net Leverage Ratio Calculations

[See attached.]

[SCHEDULE 2

TO COMPLIANCE CERTIFICATE

Net Proceeds Calculation

[See attached.]]

[[SCHEDULE 3

TO COMPLIANCE CERTIFICATE

Excess Cash Flow Calculation

[See attached.]]

[SCHEDULE 4

TO COMPLIANCE CERTIFICATE

Changes to the Perfection Certificate

[See attached.]]

EXHIBIT D-1

FORM OF ASSIGNMENT AND ASSUMPTION9

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]10 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]11 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]12 hereunder are several and not joint.]13 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable Law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

1. Assignor[s]: Assignor is [not] a Defaulting Lender.

2. Assignee[s]:

[for each Assignee, indicate if [Affiliate][Approved Fund] of [identify Lender]]

3. Affiliate Status:	The Assignee is not an Affiliated Lender.

4. Borrower:	LifeStance Health Holdings, Inc.

5. Administrative Agent:	Capital One, National Association, including any successor thereto, as the Administrative Agent under the Credit Agreement.

6. Credit Agreement:	The Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto.

7. Assigned Interest:

Assignor[14]	Assignee[15]	Facility Assigned[16]	Aggregate Commitments/ Loans for all Lenders[17]	Commitments/ Loans Assigned	Percentage Assigned of Commitment/Loans[18]	CUSIP

[8. Trade Date:	][19]

ASSIGNEE HAS EXAMINED THE LIST OF DISQUALIFIED INSTITUTIONS AND REPRESENTS AND WARRANTS THAT (A) IT IS NOT IDENTIFIED ON SUCH LIST AND (B) IT IS NOT AN AFFILIATE OF ANY INSTITUTION IDENTIFIED ON SUCH LIST (OTHER THAN, IN THE CASE OF THIS CLAUSE (B), SUCH AN AFFILIATE EXCLUDED FROM THE DEFINITION OF “DISQUALIFIED INSTITUTION” BY THE TERMS THEREOF).

Effective Date:             , 20 [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

The terms set forth in this Assignment and Assumption are hereby agreed to: ASSIGNOR

[NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Name:
Title:

[Consented to and][20]

Accepted for Recordation in the Register:

CAPITAL ONE, NATIONAL ASSOCIATION, as Administrative Agent

By:
Name:
Title:

[Consented to:

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:][21]

[Consented to:

[[TPG CAPITAL, L.P.

By:
Name:
Title:][22]

[ISSUING BANK]

By:
Name:
Title:][23]

[SWING LINE LENDER]

By:
Name:
Title:][24]

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1. Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Sections 10.07(a) and 10.07(b)(v) of the Credit Agreement (subject to such consents, if any, as may be required under Section 10.07(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date referred to in this Assignment and Assumption, it shall be bound by the provisions of the Credit Agreement and the other Loan Documents as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 6.01(1) and (2) thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vii) attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, including but not limited to any documentation required pursuant to Section 3.01 of the Credit Agreement, duly completed and executed by [the][such] Assignee, (viii) it has examined the list of Disqualified Institutions and it is not a Disqualified Institution and (ix) it has received a copy of the AAL and has delivered to the Administrative Agent a duly executed joinder agreement to the AAL in form and substance reasonably satisfactory to the Administrative Agent and the AAL Last Out Representative; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

EXHIBIT D-2

FORM OF AFFILIATED LENDER ASSIGNMENT AND ASSUMPTION1

This Affiliated Lender Assignment and Assumption (this “Affiliated Lender Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]2 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]3 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]4 hereunder are several and not joint.]5 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Affiliated Lender Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable Law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Affiliated Lender Assignment and Assumption, without representation or warranty by [the][any] Assignor.

1. Assignor[s]: Assignor is [not] a Defaulting Lender.

2. Assignee[s]:	[for each Assignee, indicate if a Sponsor or an Affiliate of a Sponsor (other than (a) Holdings, the Borrower or any Subsidiary, (b) any Debt Fund Affiliate or (c) any natural person)]

3. Affiliate Status:

4. Borrower:	LifeStance Health Holdings, Inc.

5. Administrative Agent:	Capital One, National Association, including any successor thereto, as the Administrative Agent under the Credit Agreement.

6. Credit Agreement:	The Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto.

7. Assigned Interest:

Assignor[6]	Assignee[7]	Facility Assigned[8]	Aggregate Commitments/ Loans for all Lenders[9]	Commitments/ Loans Assigned	Percentage Assigned of Commitment/Loans[10]	CUSIP

[8. Trade Date:	][11]

Effective Date: , 20__ [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

The terms set forth in this Affiliated Lender Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Name:
Title:

Accepted for Recordation in the Register:

CAPITAL ONE, NATIONAL ASSOCIATION, as Administrative Agent

By:
Name:
Title:

[Consented to:

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:][12]

ANNEX 1 TO AFFILIATED LENDER

ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR

AFFILIATED LENDER ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1. Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Affiliated Lender Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Affiliated Lender Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it is an Affiliated Lender as such term is defined in the Credit Agreement, (iii) it meets all the requirements to be an assignee under Section 10.07(h) of the Credit Agreement (subject to such consents, if any, as may be required under Section 10.07(b)(iii) of the Credit Agreement), (iv) from and after the Effective Date referred to in this Affiliated Lender Assignment and Assumption, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (v) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (vi) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 6.01(1) and (2) thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Affiliated Lender Assignment and Assumption and to purchase [the][such] Assigned Interest, (vii) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Affiliated Lender Assignment and Assumption and to purchase [the][such] Assigned Interest, (viii) attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, including but not limited to any documentation required pursuant to Section 3.01 of the Credit Agreement, duly completed and executed by [the][such] Assignee and (ix) it has received a copy of the AAL and has delivered to the Administrative Agent a duly executed joinder agreement to the AAL in form and substance reasonably satisfactory to the Administrative Agent and the AAL Last Out Representative; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender and (iii) any assignment to an Affiliated Lender which, after giving effect to its purchase and assumption of the Assigned Interest, results in the aggregate principal amount of all Term Loans of any Class held by Affiliated Lenders exceeding the Affiliated Lender Cap at the time of such purchase and assumption, will be void ab initio in respect of the assignment of such excess amount.

a. Each Affiliated Lender hereby agrees that it shall have no right to receive information provided solely to Lenders by the Administrative Agent or any Lender and will not be permitted to attend or participate in conference calls or meetings attended solely by the Lenders and the Administrative Agent, other than the right to receive notices of prepayments and other administrative notices in respect of its Loans or Commitments required to be delivered to Lenders pursuant to Article II of the Credit Agreement.

b. If [the][each] Affiliated Lender is a Lender when a Debtor Relief proceeding is commenced by or against the Borrower or any other Loan Party, [the][each] Affiliated Lender irrevocably authorizes and empowers the Administrative Agent to vote on behalf of such Affiliated Lender with respect to the Term Loans held by such Affiliated Lender in any manner in the Administrative Agent’s sole discretion, unless the Administrative Agent instructs such Affiliated Lender to vote, in which case such Affiliated Lender shall vote with respect to the Term Loans held by it as the Administrative Agent directs; provided that such Affiliated Lender shall be entitled to vote in accordance with its sole discretion (and not in accordance with the direction of the Administrative Agent) in connection with any plan of reorganization to the extent any such plan of reorganization proposes to treat any Obligations held by such Affiliated Lender in a disproportionately adverse manner than the proposed treatment of similar Obligations held by Term Lenders that are not Affiliated Lenders.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Affiliated Lender Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Affiliated Lender Assignment and Assumption may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Affiliated Lender Assignment and Assumption by telecopy or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Affiliated Lender Assignment and Assumption. This Affiliated Lender Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

EXHIBIT E

FORM OF GUARANTY

[Attached]

GUARANTY

Dated as of May 14, 2020

among

LYNNWOOD INTERMEDIATE HOLDINGS, INC.,

THE OTHER GUARANTORS PARTY HERETO FROM TIME TO TIME,

and

CAPITAL ONE, NATIONAL ASSOCIATION,

as Administrative Agent and Collateral Agent

EXHIBITS

Exhibit I	Form of Guaranty Supplement

GUARANTY

This GUARANTY is entered into as of May 14, 2020 by and among Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), the other Guarantors party hereto from time to time and Capital One, National Association (“Capital One”), as administrative agent (“Administrative Agent”) and collateral agent (“Collateral Agent”) for the Secured Parties.

Reference is made to that certain Credit Agreement, dated as of May 14, 2020, by and among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such Closing Date Merger as the “Borrower”), Holdings, Capital One, as Administrative Agent, as Collateral Agent, as an Issuing Bank and a Swing Line Lender, and each Lender from time to time party thereto (as amended, restated, amended and restated, refinanced, replaced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”).

The Lenders have agreed to extend credit to the Borrower and the Issuing Banks have agreed to issue Letters of Credit for the account of the Borrower, in each case, subject to the terms and conditions set forth in the Credit Agreement. The obligations of the Lenders to extend such credit and the obligations of the Issuing Banks to issue Letters of Credit are, in each case, conditioned upon, among other things, the execution and delivery of this Agreement by each Guarantor on the Closing Date. The Guarantors are, as of the Closing Date, affiliates of one another and will derive substantial direct and indirect benefits from (i) the extensions of credit to the Borrower pursuant to the Credit Agreement and (ii) the issuance of Letters of Credit by the Issuing Banks in accordance with the Credit Agreement and are willing to execute and deliver this Agreement in order to induce the Lenders to extend such credit and the Issuing Banks to issue such Letters of Credit.

Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.01. Credit Agreement Definitions.

(a) Capitalized terms used in this Agreement, including in the preliminary statements above, and not otherwise defined herein have the meanings specified in the Credit Agreement.

(b) The rules of construction specified in Article I of the Credit Agreement also apply to this Agreement.

Section 1.02. Other Defined Terms.

As used in this Agreement, in addition to the terms defined in the preliminary statements above, the following terms have the meanings specified below:

“Accommodation Payment” has the meaning assigned to such term in Article III.

“Agreement” means this Guaranty, as amended, restated, supplemented or otherwise modified from time to time.

“Allocable Amount” has the meaning assigned to such term in Article III.

“Guaranteed Obligations” means the “Obligations” as defined in the Credit Agreement.

“Guarantors” mean, collectively, Holdings, the other signatories hereto as Guarantors and any other Person that becomes a party to this Agreement after the Closing Date pursuant to Section 4.11; provided that if any such Guarantor is released from its obligations hereunder as provided in Section 4.10, such Person shall cease to be a Guarantor hereunder effective upon such release.

“Guaranty Supplement” means an instrument substantially in the form of Exhibit I hereto.

“Indemnified Liabilities” has the meaning assigned to such term in Section 4.03(b).

“Indemnitees” has the meaning assigned to such term in Section 4.03(b).

“UFCA” has the meaning assigned to such term in Article III.

“UFTA” has the meaning assigned to such term in Article III.

ARTICLE II

Guarantee

Section 2.01. Guarantee.

Each Guarantor irrevocably, absolutely and unconditionally guarantees, jointly with the other Guarantors and severally, to the Secured Parties the due and punctual payment and performance of the Guaranteed Obligations, in each case, whether such Guaranteed Obligations are now existing or hereafter incurred, and whether at maturity, by acceleration, required prepayment, demand or otherwise (whether or not any bankruptcy or similar proceeding shall have stayed the accrual of collection of any of the Guaranteed Obligations or operated as a discharge thereof). Each of the Guarantors further agrees that the Guaranteed Obligations may be extended, increased or renewed, amended or modified, in whole or in part, without notice to, or further assent from, such Guarantor and that such Guarantor will remain bound upon its guarantee hereunder notwithstanding any such extension, increase, renewal, amendment or modification of any Guaranteed Obligation. To the fullest extent permitted by applicable Law, each of the Guarantors (i) waives promptness, presentment to, demand of payment from, and protest to, any Guarantor or any other Loan Party of any of the Guaranteed Obligations, and (ii) also waives notice of acceptance of its guarantee and notice of protest for nonpayment.

Notwithstanding anything herein to the contrary, this Agreement shall be subject to the limitations set forth in the Collateral and Guarantee Requirement in all respects.

Section 2.02. Guarantee of Payment.

Each of the Guarantors further agrees that its guarantee hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual of collection of any of the Guaranteed Obligations or operated as a discharge thereof) and not of collection, and waives any right to require that any resort be had by the Administrative Agent or any other Secured Party to any security held for the payment of any of the Guaranteed Obligations, or to any balance of any deposit account or credit on the books of the Administrative Agent or any other Secured Party in favor of any other Guarantor or any other Person. The obligations of each Guarantor hereunder are independent of the obligations of any other Guarantor or the Borrower, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not action is brought against any other Guarantor or the

Borrower and whether or not any other Guarantor or the Borrower is joined in any such action or actions. Any payment required to be made by a Guarantor hereunder may be required by the Administrative Agent or any other Secured Party on any number of occasions.

Section 2.03. No Limitations.

(a) Except for termination or release of a Guarantor’s obligations hereunder as expressly provided in Section 4.10, to the fullest extent permitted by applicable Law, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of any of the Guaranteed Obligations, any impossibility in the performance of any of the Guaranteed Obligations, or otherwise. Without limiting the generality of the foregoing, to the fullest extent permitted by applicable Law and except for termination or release of a Guarantor’s obligations hereunder in accordance with the terms of Section 4.10 (but without prejudice to Section 2.04), the obligations of each Guarantor hereunder shall not be discharged, impaired or otherwise affected by (i) the failure of the Administrative Agent, any other Secured Party or any other Person to assert any claim or demand or to enforce any right or remedy under the provisions of any Loan Document or otherwise; (ii) any rescission, waiver, amendment or modification of, or any release from any of the terms or provisions of, any Loan Document or any other agreement, including with respect to any other Guarantor under this Agreement; (iii) the release of, or any impairment of any security held by the Collateral Agent or any other Secured Party for the Guaranteed Obligations; (iv) any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations; (v) the failure to perfect any security interest in, or the release of, any of the Collateral held by or on behalf of the Collateral Agent or any other Secured Party; (vi) any change in the corporate existence, structure or ownership of any other Loan Party, the lack of legal existence of the Borrower or any other Guarantor or legal obligation to discharge any of the Guaranteed Obligations by the Borrower or any other Guarantor for any reason whatsoever, including, without limitation, in any insolvency, bankruptcy or reorganization of any other Loan Party; (vii) the existence of any claim, set-off or other rights that any Guarantor may have at any time against the Borrower, the Administrative Agent, any other Secured Party or any other Person, whether in connection with the Credit Agreement, the other Loan Documents or any unrelated transaction; (viii) this Agreement having been determined (on whatsoever grounds) to be invalid, non-binding or unenforceable against any other Guarantor ab initio or at any time after the Closing Date; (ix) any application by the Secured Parties of the proceeds of any other guaranty of or insurance for any of the Guaranteed Obligations to the payment of any of the Guaranteed Obligations; or (x) any other circumstance, any act or omission that may or might in any manner or to any extent vary the risk of any Guarantor or otherwise operate as a defense to, or discharge of, the Borrower, any Guarantor or any other guarantor or surety as a matter of law or equity (in each case, other than the satisfaction of the Termination Conditions). Each Guarantor expressly authorizes the applicable Secured Parties, to the extent permitted by the Security Agreement, to take and hold security for the payment and performance of the Guaranteed Obligations, to exchange, waive or release any or all such security (with or without consideration), to enforce or apply such security and direct the order and manner of any sale thereof in their sole discretion or to release or substitute any one or more other guarantors or obligors upon or in respect of the Guaranteed Obligations all without affecting the obligations of any Guarantor hereunder. Anything contained in this Agreement to the contrary notwithstanding, the obligations of each Guarantor under this Agreement shall be limited to an aggregate amount equal to the largest amount that would not render its obligations under this Agreement subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code of the United States or any comparable provisions of any similar federal or state law. Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time be incurred or permitted in an amount exceeding the maximum liability of such Guarantor under this Section 2.03(a) without impairing the guarantee contained in this Article II or affecting the rights and remedies of any Secured Party hereunder.

(b) Each Guarantor agrees that this guaranty is a primary obligation of each Guarantor and not merely a contract of surety.

(c) To the fullest extent permitted by applicable Law and except for termination or release of a Guarantor’s obligations hereunder in accordance with the terms of Section 4.10 (but without prejudice to Section 2.04), each Guarantor waives any defense based on or arising out of any defense of the Borrower or any other Guarantor or the unenforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Borrower or any other Guarantor, other than the satisfaction of the Termination Conditions. The Administrative Agent and the other Secured Parties may in accordance with the terms of the Collateral Documents, at their election, foreclose on any security held by one or more of them by one or more judicial or nonjudicial sales, accept an assignment of any such security in lieu of foreclosure, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with the Borrower or any other Guarantor or exercise any other right or remedy available to them against any other Guarantor, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent that the Termination Conditions have been satisfied. To the fullest extent permitted by applicable Law, each Guarantor waives any defense arising out of any such election even though such election operates, pursuant to applicable Law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of such Guarantor against the Borrower or any other Guarantor, as the case may be, or any security. To the fullest extent permitted by applicable Law, each Guarantor waives any and all suretyship defenses.

Section 2.04. Reinstatement.

Notwithstanding anything to the contrary contained in this Agreement, each of the Guarantors agrees that (a) its guarantee hereunder shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment, or any part thereof, of any Guaranteed Obligation is rescinded or must otherwise be restored by the Administrative Agent or any other Secured Party upon the bankruptcy or reorganization (or any analogous proceeding in any jurisdiction) of the Borrower or any other Guarantor or otherwise and (b) the provisions of this Section 2.04 shall survive the termination of this Agreement.

Section 2.05. Agreement To Pay; Subrogation.

In furtherance of the foregoing and not in limitation of any other right that the Administrative Agent or any other Secured Party has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Borrower or any other Guarantor to pay any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, each Guarantor hereby promises to and will forthwith pay, or cause to be paid, to the Administrative Agent for distribution to the applicable Secured Parties in cash the amount of such unpaid Guaranteed Obligation. Upon payment by any Guarantor of any sum to the Administrative Agent as provided above, all rights of such Guarantor against the Borrower or any other Guarantor arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subject to Article III.

Section 2.06. Information.

Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrower’s and each other Guarantor’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that such Guarantor assumes and incurs hereunder, and agrees that none of the Administrative Agent or the other Secured Parties will have any duty to advise such Guarantor of information known to it or any of them regarding such circumstances or risks.

ARTICLE III

Indemnity, Subrogation and Subordination

Section 3.01. Indemnity, Subrogation and Subordination.

Upon payment by any Guarantor of any Guaranteed Obligations, all rights of such Guarantor against the Borrower or any other Guarantor arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subordinate and junior in right of payment to the prior satisfaction of the Termination Conditions. If any such payment or distribution is made or becomes available to any Subsidiary Guarantor in any bankruptcy case or receivership, insolvency or liquidation proceeding, such payment or distribution shall be delivered by the Person making such payment or distribution directly to the Administrative Agent, for application to the payment of the Guaranteed Obligations. If any amount shall erroneously be paid to the Borrower or any other Guarantor on account of (i) such subrogation, contribution, reimbursement, indemnity or similar right or (ii) any such indebtedness of the Borrower or any other Guarantor, such amount shall be held in trust for the benefit of the Secured Parties and shall promptly be paid to the Administrative Agent to be credited against the payment of the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms of the Credit Agreement and the other Loan Documents. Subject to the foregoing, to the extent that any Guarantor shall, under this Agreement or the Credit Agreement as a joint and several obligor, repay any of the Guaranteed Obligations constituting Loans made to another Loan Party under the Credit Agreement (an “Accommodation Payment”), then the Guarantor making such Accommodation Payment shall be entitled to contribution and indemnification from, and be reimbursed by, each of the other Guarantors in an amount equal to a fraction of such Accommodation Payment, the numerator of which fraction is such other Guarantor’s Allocable Amount and the denominator of which is the sum of the Allocable Amounts of all of the Guarantors; provided that such rights of contribution and indemnification shall be subordinated to the prior satisfaction of the Termination Conditions. As of any date of determination, the “Allocable Amount” of each Guarantor shall be equal to the maximum amount of liability for Accommodation Payments which could be asserted against such Guarantor hereunder and under the Credit Agreement without (a) rendering such Guarantor “insolvent” within the meaning of Section 101(31) of the Bankruptcy Code of the United States, Section 2 of the Uniform Fraudulent Transfer Act (“UFTA”) or Section 2 of the Uniform Fraudulent Conveyance Act (“UFCA”), (b) leaving such Guarantor with unreasonably small capital or assets, within the meaning of Section 548 of the Bankruptcy Code of the United States, Section 4 of the UFTA, or Section 5 of the UFCA, or (c) leaving such Guarantor unable to pay its debts as they become due within the meaning of Section 548 of the Bankruptcy Code of the United States or Section 4 of the UFTA, or Section 5 of the UFCA.

Section 3.02. Excluded Obligation; Keepwell.

With respect to any Guarantor, the Guaranteed Obligations guaranteed or secured by such Guarantor shall not include any Excluded Swap Obligation. Notwithstanding the foregoing, each Qualified ECP Guarantor, jointly and severally, hereby absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by any non-Qualified ECP Guarantor hereunder to honor all of such non-Qualified ECP Guarantor’s obligations under this Agreement in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 3.02 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 3.02, or otherwise under this Agreement, voidable under applicable Law, including applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). Subject to Section 4.10, the obligations of each Qualified ECP Guarantor under this Section 3.02 shall remain in full force and effect until the Termination Conditions have been satisfied. Each Qualified ECP Guarantor intends that this Section 3.02 constitute, and this Section 3.02 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other non- Qualified ECP Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE IV

Miscellaneous

Section 4.01. Notices.

All communications and notices hereunder shall (except as otherwise expressly permitted herein) be in writing and given as provided in Section 10.02 of the Credit Agreement. All communications and notices hereunder to a Guarantor other than Holdings shall be given in care of the Borrower.

Section 4.02. Waivers; Amendment.

(a) No failure by any Secured Party to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 4.02, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

(b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 10.01 of the Credit Agreement.

Section 4.03. Administrative Agent’s and Collateral Agent’s Fees and Expenses; Indemnification.

(a) Each Guarantor, jointly with the other Guarantors and severally, agrees to reimburse the Administrative Agent and the Collateral Agent for its reasonable and documented out-of- pocket fees and expenses incurred hereunder in accordance with Section 10.04 of the Credit Agreement; provided that each reference therein to the “Borrower” shall be deemed to be a reference to “each Guarantor.”

(b) Without duplication of any amounts paid by the Borrower pursuant to Section 10.05 of the Credit Agreement, each Guarantor hereby agrees to indemnify and hold harmless the Agents, each Lender, and their respective Related Persons (collectively, the “Indemnitees”) from and against any and all losses, claims, damages, liabilities or expenses (including Attorney Costs and Environmental Liabilities) to which any such Indemnitee may become subject arising out of, resulting from or in connection with (but limited, in the case of legal fees and expenses, to the reasonable and documented out- of-pocket fees, expenses, disbursements and other charges of one (1) counsel to all Indemnitees taken as a whole and, if reasonably necessary, a single local counsel for all Indemnitees taken as a whole in each relevant material jurisdiction, and solely in the case of a conflict of interest, one (1) additional counsel in each relevant material jurisdiction to each group of affected Indemnitees similarly situated taken as a whole) any actual or threatened claim, litigation, investigation or proceeding relating to this Agreement or to the execution, delivery, enforcement, performance and administration of this Agreement and the other Loan Documents, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, litigation, investigation or proceeding), and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or expenses resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Indemnified Persons, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction, (y) a material breach of any obligations under any Loan Document by such Indemnitee or any of its Related Indemnified Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction or (z) any dispute solely among Indemnitees other than any claims against an Indemnitee in its capacity or in fulfilling its role as an administrative agent or any similar role under any Loan Document and other than any claims arising out of any act or omission of any Guarantor or any of their Affiliates (as determined by a final, non-appealable judgment of a court of competent jurisdiction). To the extent that the undertakings to indemnify and hold harmless set forth in this Section 4.03(b) may be unenforceable in whole or in part because they are violative of any applicable Law or public policy, the Guarantors shall contribute the maximum portion that they are permitted to pay and satisfy under applicable Law to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through Intralinks or other similar information transmission systems in connection with this Agreement (except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnitee), nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date) (other than, in the case of any Loan Party, in respect of any such damages incurred or paid by an Indemnitee to a third party for which such Indemnitee is otherwise entitled to indemnification pursuant to this Section 4.03(b)). In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 4.03(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, stockholders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents is consummated. All amounts due under this Section 4.03(b) shall be paid within thirty (30) days after written demand therefor. The agreements in this Section 4.03(b) shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. This Section 4.03(b) shall not apply to Taxes, except any Taxes that represent losses or damages arising from any non-Tax claim. Notwithstanding the foregoing, each Indemnitee shall be obligated to refund and return promptly any and all amounts paid by any Loan Party or any of its Affiliates under this Section 4.03(b) to such Indemnitee for any such fees, expenses or damages to the extent a court of competent jurisdiction determines in a final and non-appealable judgment that such Indemnitee is not entitled to payment of such amounts in accordance with the terms hereof.

Section 4.04. Successors and Assigns.

Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of any Guarantor or any Secured Party that are contained in this Agreement shall bind and inure to the benefit of their respective permitted successors and assigns. Except as permitted under the Credit Agreement, no Guarantor may assign any of its rights or obligations hereunder without the written consent of the Administrative Agent.

Section 4.05. Representations and Warranties.

All representations and warranties made hereunder shall survive the execution and delivery hereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each other Secured Party, regardless of any investigation made by any Secured Party or on its behalf and notwithstanding that any Secured Party may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect until this Agreement is terminated as provided in Section 4.10 hereof, or with respect to any individual Guarantor until such Guarantor is otherwise released from its obligations under this Agreement in accordance with the terms hereof.

Section 4.06. Counterparts; Effectiveness; Several Agreement.

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement shall become effective when it shall have been executed by the Guarantors, the Administrative Agent and the Collateral Agent and thereafter shall be binding upon and inure to the benefit of each Guarantor, the Administrative Agent, the Collateral Agent, the other Secured Parties and their respective permitted successors and assigns, subject to Section 4.04 hereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall be construed as a separate agreement with respect to each Guarantor and may be amended, restated, modified, supplemented, waived or released with respect to any Guarantor without the approval of any other Guarantor and without affecting the obligations of any other Guarantor hereunder.

Section 4.07. Severability.

If any provision of this Agreement is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 4.08. GOVERNING LAW, SERVICE OF PROCESS, ETC. Sections 10.16, 10.17 and 10.22 of the Credit Agreement are hereby incorporated herein, mutatis mutandis.

Section 4.09. Obligations Absolute.

To the fullest extent permitted by applicable Law, all rights of the Collateral Agent, the Administrative Agent and the other Secured Parties hereunder and all obligations of each Guarantor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Credit Agreement, any other Loan Document, any agreement with respect to any of the Guaranteed Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to any departure from the Credit Agreement, any other Loan Document, or any other agreement or instrument, (c) any release or amendment or waiver of or consent under or departure from any guarantee guaranteeing all or any of the Guaranteed Obligations or (d) subject only to termination or release of a Guarantor’s obligations hereunder in accordance with the terms of Section 4.10, but without prejudice to reinstatement rights under Section 2.04, any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Guarantor in respect of the Guaranteed Obligations or this Agreement.

Section 4.10. Termination or Release.

(a) This Agreement and the Guarantees made herein shall terminate with respect to all Guaranteed Obligations when the Termination Conditions have been satisfied.

(b) A Guarantor shall automatically be released from its obligations hereunder in the circumstances set forth in Section 10.24 of the Credit Agreement.

(c) In connection with any termination or release pursuant to clauses (a) or (b) of this Section 4.10, the Administrative Agent and the Collateral Agent shall promptly execute and deliver to any Guarantor, at such Guarantor’s expense, all documents that such Guarantor shall reasonably request to evidence such termination or release and shall perform such other actions reasonably requested by such Guarantor to effect such release, including delivery of certificates, securities and instruments. Any execution and delivery of documents pursuant to this Section 4.10 shall be without recourse to or warranty by the Administrative Agent or the Collateral Agent.

(d) At any time that the respective Guarantor desires that the Administrative Agent or the Collateral Agent take any of the actions described in the immediately preceding clause (c), the Borrower or such Guarantor shall, upon request of the Administrative Agent or the Collateral Agent, deliver to the Administrative Agent an officer’s certificate certifying that the release of the respective Guarantor is permitted pursuant to clause (a) or (b) of this Section 4.10. The Administrative Agent and the Collateral Agent shall have no liability whatsoever to any Secured Party as a result of any release of any Guarantor by it as permitted (or which the Administrative Agent in good faith believes to be permitted) by this Section 4.10.

Section 4.11. Additional Subsidiaries.

Each wholly owned Material Domestic Subsidiary (other than any Excluded Subsidiary) that is required to become a Guarantor following the Closing Date pursuant to Section 6.11 of the Credit Agreement shall enter into this Agreement as a Guarantor in accordance with Section 6.11 of the Credit Agreement. Subject to the Excluded Subsidiary Joinder Exception, the Borrower may, in its sole discretion, cause any Parent Company or Subsidiary that is not required to be a Guarantor to Guarantee the Obligations by causing such Parent Company or Subsidiary, as applicable, to execute a Guaranty Supplement in accordance with the provisions of this Section 4.11; provided that, to the extent any Foreign Subsidiary is joined pursuant to the Excluded Subsidiary Joinder Exception, at the request of the Borrower, any requirements under this Agreement as applied to such Foreign Subsidiary (solely to the extent any such provision would not otherwise have applied in respect of such Foreign Subsidiary if it were a Subsidiary that did not constitute a Guarantor) may be disregarded, limited or modified (including with respect to the addition of customary limitations for syndicated loans applicable to the provision of guarantees and collateral in the applicable non-U.S. jurisdiction), in each case, as reasonably determined between the Borrower, the Administrative Agent and the Collateral Agent. Upon execution and delivery by the Administrative Agent, the Collateral Agent and a Parent Company or Subsidiary, as applicable, of a Guaranty Supplement, such Parent Company or Subsidiary, as applicable, shall become a Guarantor hereunder with the same force and effect as if originally named as a Guarantor herein. The execution and delivery of any such instrument shall not require the consent of any other Guarantor hereunder. The rights and obligations of each Guarantor hereunder shall remain in full force and effect notwithstanding the addition of any new Guarantor as a party to this Agreement.

Section 4.12. Recourse; Limited Obligations.

This Agreement is made with full recourse to each Guarantor and pursuant to and upon all the warranties, representations, covenants and agreements on the part of such Guarantor contained herein, in the Credit Agreement and the other Loan Documents and otherwise in writing in connection herewith or therewith. It is the desire and intent of each Guarantor and each applicable Secured Party that this Agreement shall be enforced against each Guarantor to the fullest extent permissible under applicable Law applied in each jurisdiction in which enforcement is sought.

Section 4.13. AAL.

Anything herein to the contrary notwithstanding, the guarantee provided to the Secured Parties pursuant to this Agreement, the exercise of any right or remedy with respect thereto and certain rights of the Secured Parties are subject to the provisions of the AAL. In the event of any conflict between the terms of the AAL and this Agreement, the terms of the AAL shall govern and control.

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EXHIBIT I

[FORM OF]

GUARANTY SUPPLEMENT

SUPPLEMENT, dated as of [•] (this “Supplement”), to the Guaranty, dated as of May 14, 2020, by and among Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), the other Guarantors party thereto from time to time and Capital One, National Association (“Capital One”), as administrative agent (“Administrative Agent”) and collateral agent (“Collateral Agent”) for the Secured Parties (as amended, restated, amended and restated, replaced, supplemented or otherwise modified from time to time, the “Guaranty”).

A. Reference is made to that certain Credit Agreement, dated as of May 14, 2020, by and among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such Closing Date Merger as the “Borrower”), Holdings, Capital One, as Administrative Agent, as Collateral Agent, as an Issuing Bank and a Swing Line Lender, and each Lender from time to time party thereto (as amended, restated, amended and restated, refinanced, replaced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”).

B. Capitalized terms used herein, including in the preliminary statements above, and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement or the Guaranty, as applicable.

C. The Guarantors have entered into the Guaranty in order to induce the Lenders to make Loans to the Borrower and the Issuing Banks to issue Letters of Credit. Section 4.11 of the Guaranty provides that additional Parent Companies and/or Subsidiaries, as applicable, of the Borrower may become Guarantors under the Guaranty by execution and delivery of an instrument in the form of this Supplement. The undersigned Parent Company or Subsidiary, as applicable (the “New Guarantor”), is executing this Supplement in accordance with the requirements of the Credit Agreement, or as directed by the Borrower in its sole discretion, to become a Guarantor under the Guaranty in order to, among other things, induce the Lenders to make additional Loans and the Issuing Bank to issue additional Letters of Credit.

Accordingly, the parties hereto agree as follows:

Section 1. In accordance with Section 4.11 of the Guaranty, the New Guarantor by its signature below becomes a Guarantor under the Guaranty with the same force and effect as if originally named therein as a Guarantor and the New Guarantor hereby (a) agrees to all the terms and provisions of the Guaranty applicable to it as a Guarantor thereunder and (b) represents and warrants that the representations and warranties made by it as a Guarantor thereunder are true and correct in all material respects on and as of the date hereof, provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date. In furtherance of the foregoing, the New Guarantor hereby agrees to irrevocably, absolutely and unconditionally guarantees, jointly with the other Guarantors and severally, the due and punctual payment and performance of the Guaranteed Obligations, in each case, whether such Guaranteed Obligations are now existing or hereafter incurred, and whether at maturity, by acceleration or otherwise. Each reference to a “Guarantor” in the Guaranty shall be deemed to include the New Guarantor as if originally named therein as a Guarantor. The Guaranty is hereby incorporated herein by reference.

Section 2. The New Guarantor represents and warrants to the Administrative Agent and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws and by general principles of equity and principles of good faith and fair dealing.

Section 3. This Supplement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when it shall have been executed by the New Guarantor, the Administrative Agent and the Collateral Agent and thereafter shall be binding upon and inure to the benefit of each Guarantor, the Administrative Agent, the Collateral Agent, the other Secured Parties and their respective permitted successors and assigns, subject to Section 4.04 of the Guaranty. Delivery of an executed counterpart of a signature page of this Supplement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Supplement.

Section 4. Except as expressly supplemented hereby, the Guaranty shall remain in full force and effect, subject to the termination of the Guaranty pursuant to Section 4.10 thereof.

Section 5.

(a) THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) Sections 10.16, 10.17 and 10.22 of the Credit Agreement are hereby incorporated herein, mutatis mutandis.

Section 6. If any provision of this Supplement is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Supplement shall not be affected or impaired thereby and (b) to the extent the joinder of such New Guarantor is required under Section 6.11 of the Credit Agreement, the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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IN WITNESS WHEREOF, the New Subsidiary and the Administrative Agent have duly executed this Supplement to the Guaranty as of the day and year first above written.

[NEW SUBSIDIARY]

By:
Name:
Title:

CAPITAL ONE, NATIONAL ASSOCIATION, as Administrative Agent and Collateral Agent

By:
Name:
Title:

EXHIBIT F

FORM OF PLEDGE AND SECURITY AGREEMENT

[Attached.]

PLEDGE AND SECURITY AGREEMENT

Dated as of May 14, 2020

by and among

THE GRANTORS REFERRED TO HEREIN

and

CAPITAL ONE, NATIONAL ASSOCIATION,

as Collateral Agent

i

ii

SCHEDULE:

Schedule I	Pledged Collateral

EXHIBITS:

Exhibit A	Form of Perfection Certificate Exhibit B Form of Joinder

Exhibit C	Form of Short Form Intellectual Property Security Agreement

iii

PLEDGE AND SECURITY AGREEMENT

This PLEDGE AND SECURITY AGREEMENT (this “Security Agreement”) is entered into as of May 14, 2020 by and among Lynnwood MergerSub, Inc., a Delaware corporation (the “Initial Borrower”) (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such Closing Date Merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), certain Subsidiaries of the Borrower from time to time party hereto as Grantors and Capital One, National Association (“Capital One”), in its capacity as collateral agent for the Secured Parties (in such capacity, together with its successors in such capacity, the “Collateral Agent”).

PRELIMINARY STATEMENTS

WHEREAS, pursuant to that certain Credit Agreement, dated as of the date hereof, by and among the Borrower, Holdings, Capital One, as Administrative Agent, as Collateral Agent, as an Issuing Bank and as a Swing Line Lender, and the Lenders from time to time party thereto, as amended, restated, amended and restated, refinanced, replaced, extended, supplemented or otherwise modified from time to time (the “Credit Agreement”), the Lenders have agreed to provide to the Borrower the credit facilities set forth therein;

WHEREAS, certain additional extensions of credit may be made from time to time for the benefit of the Grantors pursuant to certain agreements related to Cash Management Services and Hedging Obligations; and

WHEREAS, it is a condition precedent to the Secured Parties’ obligation to make and maintain such extensions of credit that the Grantors shall have executed and delivered this Security Agreement to the Collateral Agent.

ACCORDINGLY, in order to induce the Secured Parties to from time to time make and maintain extensions of credit under the Credit Agreement, and such agreements related to Cash Management Services and Hedging Obligations, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Terms Defined in Credit Agreement. All capitalized terms used herein (including terms used in the preamble and preliminary statements) and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

Section 1.2. Terms Defined in UCC. Terms defined in the UCC that are not otherwise defined in this Security Agreement or the Credit Agreement are used herein as defined in the UCC (and if defined in more than one article of the UCC, the terms shall have the meaning specified in Article 9 thereof).

Section 1.3. Terms Generally. The rules of construction and other interpretive provisions specified in Sections 1.02, 1.05 and 1.06 of the Credit Agreement shall apply to this Security Agreement, including with respect to terms defined in the preamble and preliminary statements hereto.

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Section 1.4. Definitions of Certain Terms Used Herein. As used in this Security Agreement, in addition to the terms defined in the preamble and preliminary statements above, the following terms shall have the following meanings:

“Account” shall have the meaning set forth in Article 9 of the UCC.

“Account Debtor” means any Person obligated on an Account.

“Article” means a numbered article of this Security Agreement, unless another document is specifically referenced.

“Chattel Paper” shall have the meaning set forth in Article 9 of the UCC.

“Collateral” shall have the meaning set forth in Article II.

“Commercial Tort Claim” shall have the meaning set forth in Article 9 of the UCC.

“Control” shall have the meaning set forth in Article 8 of the UCC or, if applicable, in Section 9-104, 9-105, 9-106 or 9-107 of Article 9 of the UCC.

“Copyright Office” means the United States Copyright Office of the Library of Congress.

“Copyrights” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to the following: (a) all copyrights, rights and interests in such copyrights, works protectable by copyright, copyright registrations, and applications to register copyright; (b) all renewals of any of the foregoing; (c) all income, royalties, damages, and payments now or hereafter due and/or payable under any of the foregoing, including, without limitation, damages or payments for past or future infringements for any of the foregoing; (d) the right to sue for past, present, and future infringements of any of the foregoing; and (e) all rights corresponding to any of the foregoing throughout the world.

“Deposit Account” shall have the meaning set forth in Article 9 of the UCC.

“Document” shall have the meaning set forth in Article 9 of the UCC.

“Electronic Chattel Paper” shall have the meaning set forth in Article 9 of the UCC.

“Equipment” shall have the meaning set forth in Article 9 of the UCC.

“Exhibit” refers to a specific exhibit to this Security Agreement, unless another document is specifically referenced.

“fair market value” shall have the meaning set forth in the Credit Agreement.

“Fixture” shall have the meaning set forth in Article 9 of the UCC.

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“General Intangible” shall have the meaning set forth in Article 9 of the UCC.

“Goods” shall have the meaning set forth in Article 9 of the UCC.

“Grantors” means the Initial Grantors and each additional Subsidiary Party and Parent Company that becomes party to this Security Agreement after the Closing Date.

“Indemnified Liabilities” shall have the meaning set forth in Section 7.17.

“Indemnitees” shall have the meaning set forth in Section 7.17.

“Initial Grantors” means Holdings, the Borrower and the Subsidiaries of the Borrower party to this Security Agreement as of the Closing Date.

“Instrument” shall have the meaning set forth in Article 9 of the UCC.

“Intellectual Property” means, with respect to any Grantor, all intellectual property and proprietary rights now owned or hereafter acquired by such Grantor, including Patents, Copyrights, Trademarks and all related documentation and registrations and all additions, improvements or accessions to any of the foregoing.

“Intellectual Property Licenses” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to (a) any and all written licensing agreements or similar arrangements to which such Grantor grants or obtains any right with respect to any (1) Patents, (2) Copyrights, (3) Trademarks or (4) any other Intellectual Property, (b) all income, royalties, damages, claims, and payments now or hereafter due or payable under and with respect thereto, including, without limitation, damages and payments for past and future breaches thereof, and (c) all rights to sue for past, present, and future breaches thereof.

“Intellectual Property Security Agreements” means agreements substantially in the form of the Form of Short Form Intellectual Property Security Agreement set forth in Exhibit C hereto.

“Inventory” shall have the meaning set forth in Article 9 of the UCC.

“Investment Property” shall have the meaning set forth in Article 9 of the UCC.

“Letter-of-Credit Right” shall have the meaning set forth in Article 9 of the UCC.

“Patents” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to: (a) any and all patents and patent applications; (b) all inventions and improvements described and claimed therein; (c) all reissues, divisions, continuations, renewals, extensions, and continuations-in- part thereof; (d) all income, royalties, damages, claims, and payments now or hereafter due or payable under and with respect thereto, including, without limitation, damages and payments for past and future infringements thereof; (e) all rights to sue for past, present, and future infringements thereof; and (f) all rights corresponding to any of the foregoing throughout the world.

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“Perfection Certificate” means a certificate substantially in the form of Exhibit A completed and supplemented with the schedules and attachments contemplated thereby, and duly executed by a Responsible Officer of each of Holdings and Borrower.

“Pledged Collateral” means, collectively, (a) all of the Equity Interests of Subsidiaries that are Subsidiaries held by the Borrower or any other Grantor (other than Equity Interests that are Excluded Assets) and all of the Equity Interests of the Borrower held by Holdings or any other Grantor, including in each case such Equity Interests not constituting Excluded Assets and described in Schedule I issued by the entities named therein, (b) each promissory note, Tangible Chattel Paper and Instrument evidencing Indebtedness for borrowed money (except as set forth on Schedule I, other than any intercompany Indebtedness) with a principal amount in excess of $3,750,000 (individually) owed to any Grantor (other than such promissory notes, Tangible Chattel Paper and Instruments that are Excluded Assets), including those not constituting Excluded Assets and described in Schedule I and issued by the entities named therein, in each case with respect to clause (a) and (b) above, as such Schedule may be amended from time to time by any Grantor or the Borrower and (c) the Intercompany Note (other than obligations of payors evidenced thereby that constitute Excluded Assets).

“Receivables” means the Accounts, Chattel Paper, Documents, Investment Property, Instruments and any other rights or claims to receive money that are General Intangibles or that are otherwise included as Collateral.

“Section” means a numbered section of this Security Agreement, unless another document is specifically referenced.

“Secured Obligations” means “Obligations” as such term is defined in the Credit Agreement.

“Securities Account” shall have the meaning set forth in Article 8 of the UCC.

“Security” shall have the meaning set forth in Article 8 of the UCC.

“Stock Rights” means all dividends, instruments or other distributions and any other right or property which any Grantor shall receive or shall become entitled to receive for any reason whatsoever with respect to, in substitution for or in exchange for any Equity Interest constituting Collateral, any right to receive an Equity Interest constituting Collateral and any right to receive earnings on account of any Equity Interest constituting Collateral, in which such Grantor now has or hereafter acquires any right, issued by an issuer of such Equity Interest.

“Subsidiary Party” means each Subsidiary that is party to this Security Agreement as of the Closing Date and each Subsidiary that becomes a party to this Security Agreement as a Subsidiary Party after the Closing Date in accordance with Section 7.11 herein and Section 6.11 of the Credit Agreement.

“Supporting Obligation” shall have the meaning set forth in Article 9 of the UCC.

“Tangible Chattel Paper” shall have the meaning set forth in Article 9 of the UCC.

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“Termination Date” means the date on which the Termination Conditions have been satisfied.

“Trademarks” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to the following: (a) all trademarks (including service marks), trade names and trade dress, and the registrations and applications for registration thereof, know-how and the goodwill of the business symbolized by the foregoing; (b) all renewals of the foregoing; (c) all income, royalties, damages, and payments now or hereafter due or payable with respect thereto, including, without limitation, damages, claims, and payments for past and future infringements thereof; (d) all rights to sue for past, present, and future infringements of the foregoing including the right to settle suits involving claims and demands for royalties owing; and (e) all rights corresponding to any of the foregoing throughout the world.

“USPTO” means the United States Patent and Trademark Office.

ARTICLE II

GRANT OF SECURITY INTEREST

Each Grantor hereby pledges, assigns and grants to the Collateral Agent, on behalf of and for the benefit of the Secured Parties, and to secure the prompt and complete payment and performance of all Secured Obligations, a security interest in all of its right, title and interest in, to and under all of the following property and other assets, whether now owned by or owing to, or hereafter acquired by or arising in favor of, such Grantor (including under any trade name or derivations thereof), and regardless of where located (all of which are collectively referred to as the “Collateral”):

(a) all Accounts;

(b) all Chattel Paper (including Electronic Chattel Paper and Tangible Chattel Paper);

(c) all Intellectual Property and Intellectual Property Licenses;

(d) all Documents;

(e) all Equipment;

(f) all Fixtures;

(g) all General Intangibles;

(h) all Goods;

(i) all Instruments;

(j) all Inventory;

(k) all Investment Property;

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(l) all Pledged Collateral;

(m) all Letter-of-Credit Rights and Supporting Obligations;

(n) all Deposit Accounts and Securities Accounts (other than Excluded Accounts);

(o) all Commercial Tort Claims as specified from time to time in Schedule 7 of the Perfection Certificate;

(p) all cash or other property deposited with the Collateral Agent or any Lender or any Affiliate of the Collateral Agent or any Lender or which the Collateral Agent, for its benefit and for the benefit of the other Secured Parties, or any Lender or such Affiliate is entitled to retain or otherwise possess as collateral pursuant to the provisions of this Security Agreement or any of the Loan Documents;

(q) all information contained in books, records, files, correspondence, computer programs, tapes, disks and related data processing software identifying or pertaining to any of the foregoing or any Account Debtor or showing the amounts thereof or payments thereon or otherwise necessary or helpful in the realization thereon or the collection thereof;

(r) all other tangible and intangible personal property whatsoever of such Grantor; and

(s) any and all accessions to, substitutions for and replacements, products and cash and non-cash proceeds (including Stock Rights) of the foregoing (including any claims to any items referred to in this definition and any claims against third parties for loss of, damage to or destruction of any or all of the Collateral or for proceeds payable under or unearned premiums with respect to policies of insurance) in whatever form, including cash, negotiable instruments and other instruments for the payment of money, Chattel Paper, security agreements and other documents.

Notwithstanding the foregoing or anything herein to the contrary, (x) in no event shall the “Collateral” include, or the security interest attach to, any Excluded Asset and (y) this Agreement shall be subject to the limitations set forth in the Collateral and Guarantee Requirement in all respects.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Grantors, jointly and severally, represent and warrant to the Collateral Agent, for the benefit of the Secured Parties, that (in each case, subject to the limitations set forth in the Collateral and Guarantee Requirement):

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Section 3.1. Title, Perfection and Priority.

(a) Each Grantor has good and valid rights in, or the power to transfer, the Collateral which it has purported to grant a security interest hereunder, free and clear of all Liens except for Liens permitted under Section 4.1(e) and has full power and authority to grant to the Collateral Agent the security interest in such Collateral pursuant hereto. This Security Agreement creates in favor of the Collateral Agent, for the benefit of the Secured Parties, a valid security interest in the Collateral (in which a security interest may be created under the UCC) granted by each Grantor. No material consent or approval of, registration or filing with, or any other action by any Governmental Authority is required for the grant of the security interest pursuant to this Security Agreement, except (i) such as have been obtained, taken, given or made and are in full force and effect (except to the extent not required to be obtained, taken, given or made or in full force and effect pursuant to the Collateral and Guarantee Requirement), (ii) for filings and registrations necessary to perfect Liens created pursuant to the Loan Documents and (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Subject to the limitations set forth in clause (c) of this Section 3.1 and to the Collateral and Guarantee Requirement, the security interests granted pursuant to this Security Agreement will constitute valid perfected security interests in the Collateral in favor of the Collateral Agent, on behalf of and for the benefit of the Secured Parties, to secure the prompt and complete payment and performance of all Secured Obligations, upon (A) in the case of Collateral in which a security interest may be perfected by filing a financing statement under the Uniform Commercial Code of any jurisdiction, the filing of financing statements naming each Grantor as “debtor” and the Collateral Agent as “secured party” and describing the Collateral in the applicable filing offices as set forth in the Perfection Certificate, (B) in the case of Instruments, Tangible Chattel Paper and certificated Securities, the delivery thereof to the Collateral Agent (or its non-fiduciary agent or designee) and to the extent a security interest in such Collateral may be perfected by filing a financing statement under the Uniform Commercial Code, the earlier of such date of delivery and the filing of the financing statements referred to in clause (A), (C) in the case of Collateral constituting United States federal registered or applied-for Intellectual Property and Intellectual Property Licenses pursuant to which any Grantor is granted an exclusive license to one or more registered United States Copyrights that are identified in such Intellectual Property Licenses, the filing of the financing statements referred to in clause (A) and the completion of the filing and recording of fully executed Intellectual Property Security Agreements (x) in the USPTO or (y) in the Copyright Office, as applicable, and (D) in the case of Deposit Accounts or Securities Accounts, to the extent required hereunder or in the Credit Agreement, the delivery of Control Agreements with respect thereto (only to the extent required in this Agreement, the Credit Agreement or the other Loan Documents), and are prior to all other Liens on the Collateral other than Liens permitted under Section 4.1(e) having priority over the Collateral Agent’s Lien either by operation of law or otherwise.

(c) Notwithstanding anything to the contrary herein, no Grantor shall be required to perfect the security interests created hereby by any means other than (i) filings pursuant to the Uniform Commercial Code of any applicable jurisdiction, (ii) filing and recording fully executed Intellectual Property Security Agreements (x) in the USPTO or (y) in the Copyright Office, as applicable, (iii) in the case of Collateral that constitutes Tangible Chattel Paper, Instruments or certificated Securities, in each case, to the extent included in the Collateral and required by Section 4.3 herein, delivery to the Collateral Agent to be held in its possession in the United States, (iv) in the case of Collateral that consists of Commercial Tort Claims, taking the actions

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specified in Section 4.6 and (v) delivery of Control Agreements as required by the Credit Agreement. No Grantor shall be required to (x) grant the Collateral Agent perfection through control agreements or perfection by Control with respect to any Collateral (other than in respect of Pledged Collateral and as required by the Credit Agreement with respect to Deposit Accounts and Securities Accounts constituting Collateral) or (y) other than pursuant to the Excluded Subsidiary Joinder Exception, take any actions under any laws outside of the United States to grant, perfect or provide for the enforcement of any security interest (including any Intellectual Property registered in any non-U.S. jurisdiction) (it being understood that there shall be no security agreements or pledge agreements governed under the Laws of any non-U.S. jurisdiction). Notwithstanding anything herein (including this Section 3.1), no Grantor makes any representation or warranty as to (A) the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any Foreign Subsidiary, or as to the rights and remedies of the Collateral Agent or any Secured Party with respect thereto, under foreign Law, (B) the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest to the extent such pledge, security interest, perfection or priority is not required pursuant to the Collateral and Guarantee Requirement or (C) on the Closing Date and until required pursuant to Section 6.13 or 4.01(1)(c) of the Credit Agreement, the pledge or creation of any security interest, or the effects of perfection or non- perfection, the priority or enforceability of any pledge or security interest to the extent not required on the Closing Date pursuant to Section 4.01(1)(c) of the Credit Agreement.

Section 3.2. Jurisdiction of Organization, Organizational and Identification Numbers. Each Grantor’s jurisdiction of organization, organizational number issued to it by its jurisdiction of organization and federal employer identification number, in each case as of the Closing Date and to the extent applicable, are set forth in the Perfection Certificate.

Section 3.3. Principal Location. Each Grantor’s chief executive office, in each case as of the Closing Date, is disclosed in the Perfection Certificate.

Section 3.4. Collateral Locations. Each location where Collateral is located with a fair market value in excess of $2,500,000 in the aggregate for such location, in each case, as of the Closing Date (except for Inventory in transit), is listed in the Perfection Certificate. As of the Closing Date, all of said locations are owned by a Grantor except for locations (i) that are leased by a Grantor as lessee and (ii) at which Inventory is held in a public warehouse or is otherwise held by a bailee or on consignment.

Section 3.5. Exact Names. As of the Closing Date, the name of each Grantor set forth in Schedule 1(a) of the Perfection Certificate is the exact name of such Grantor as it appears in such Grantor’s certificate of organization or like document, as amended, as filed with such Grantor’s jurisdiction of organization. No Grantor has, during the five (5) years immediately preceding the Closing Date, been known by or used any other corporate, trade or fictitious name, or been a party to any merger or consolidation, except as disclosed in the Perfection Certificate.

Section 3.6. Chattel Paper. Schedule I hereto lists all Tangible Chattel Paper with a stated amount in excess of $6,250,000 of each Grantor as of the Closing Date.

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Section 3.7. Intellectual Property. As of the Closing Date, Schedule 6 of the Perfection Certificate sets forth a true and accurate list of: (a) all United States registrations of and applications for Patent, Trademark and Copyright owned by any Grantor that are registered or applied-for in the USPTO or United States Copyright Office, and (b) all Intellectual Property Licenses pursuant to which any Grantor is granted an exclusive license to one or more registered United States Copyrights that are identified in such Intellectual Property Licenses.

Section 3.8. No Financing Statements or Security Agreements. As of the Closing Date, no Grantor has filed or consented to the filing of any financing statement or security agreement naming a Grantor as debtor and describing all or any portion of the Collateral that has not lapsed or been terminated except (a) for financing statements or security agreements naming the Collateral Agent, on behalf of the Secured Parties, as the secured party and (b) as permitted by Section 4.1(e) and 4.1(f).

Section 3.9. Accounts. As of the Closing Date, Schedule 9 of the Perfection Certificate sets forth a true and accurate list of Deposit Accounts and Securities Accounts (other than Excluded Accounts), including, with respect to each bank or securities intermediary (a) the name and address of such Person, and (b) the account numbers of such Deposit Accounts or Securities Accounts maintained with such Person.

Section 3.10. Pledged Collateral.

(a) Schedule I hereto sets forth a complete and accurate list, as of the Closing Date, of all of the Pledged Collateral (other than the Intercompany Note) and, with respect to any Pledged Collateral constituting any Equity Interest, the percentage of the total issued and outstanding Equity Interests of the issuer represented thereby. As of the Closing Date, each Grantor is the legal and beneficial owner of the Pledged Collateral listed on Schedule I as being owned by it, free and clear of any Liens, except for the security interest granted to the Collateral Agent, for the benefit of the Secured Parties, hereunder and Liens permitted under Section 7.01 of the Credit Agreement. Each Grantor further represents and warrants that, as of the Closing Date, (i) all Pledged Collateral constituting an Equity Interest issued by a Grantor or a wholly owned Subsidiary of a Grantor has been (to the extent such concepts are relevant with respect to such Pledged Collateral) duly authorized and validly issued by the issuer thereof and are fully paid and (if applicable) non-assessable, (ii) with respect to any certificates delivered to the Collateral Agent (or its non- fiduciary agent or designee) representing an Equity Interest, either such certificates are Securities as defined in Article 8 of the UCC as a result of actions by the issuer or otherwise, or, if such certificates are not Securities, such Grantor has so informed the Collateral Agent so that the Collateral Agent (or its non- fiduciary agent or designee) may take steps to perfect its security interest therein as a General Intangible, and (iii) to the best of its knowledge, any Pledged Collateral that represents Indebtedness owed to any Grantor has been duly authorized, authenticated or issued and delivered by the issuer of such Indebtedness, is the legal, valid and binding obligation of such issuer, subject to applicable Debtor Relief Laws and general principles of equity, and such issuer is not in default thereunder.

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(b) As of the Closing Date, (i) none of the Pledged Collateral has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject and (ii) except for restrictions and limitations imposed or permitted by the Loan Documents or securities laws generally, none of the Pledged Collateral is subject to any option, right of first refusal, shareholders agreement, charter or by-law provisions or contractual restriction of any nature that might prohibit, impair, delay or otherwise affect the pledge of such Pledged Collateral hereunder, the sale or disposition thereof pursuant hereto or the exercise by the Collateral Agent of rights and remedies hereunder.

(c) Except as set forth on Schedule I, and except for any Indebtedness represented by the Intercompany Note, as of the Closing Date, none of the Pledged Collateral which represents Indebtedness owed to a Grantor is subordinated in right of payment to other Indebtedness or subject to the terms of an indenture.

Section 3.11. Commercial Tort Claims. As of the Closing Date, no Grantor holds any Commercial Tort Claims having a value in excess of $4,000,000 for which such Grantor has filed a complaint in a court of competent jurisdiction, except as indicated in Schedule 7 of the Perfection Certificate.

Section 3.12. Perfection Certificate. The Perfection Certificate has been duly prepared, completed and executed and the information set forth therein is correct and complete in all material respects as of the Closing Date.

ARTICLE IV

COVENANTS

From the Closing Date, and thereafter until the Termination Date, each Grantor agrees that (in each case, subject to the limitations set forth in the Collateral and Guarantee Requirement):

Section 4.1. General.

(a) Collateral Records. Each Grantor will maintain complete and accurate books and records in accordance with the requirements of Section 6.09 of the Credit Agreement.

(b) Authorization to File Financing Statements; Ratification. Each Grantor hereby authorizes the Collateral Agent to file, and if requested will deliver to the Collateral Agent, all financing statements (including fixture filings, amendments and continuations) and other documents and take such other actions as may from time to time be reasonably requested by the Collateral Agent in order to maintain a perfected security interest in and, if applicable, Control of, the Collateral to the extent required by Section 3.1. Any financing statement filed by the Collateral Agent may be filed in any filing office in any applicable Uniform Commercial Code jurisdiction and may (i) describe the Collateral in the same manner as described herein or may contain an indication or description of collateral that describes such property in any other manner such as “all assets” or “all personal property, whether now owned or hereafter acquired” of such Grantor or words of similar effect as being of an equal or lesser scope or with greater detail, and (ii) contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including, if applicable, (A) whether such Grantor is an organization, the type of organization and any organization identification number issued to such Grantor and (B) in the case of a financing statement filed as

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a Fixture filing, a sufficient description of real property to which the Collateral relates. Each Grantor also agrees to furnish any such information to the Collateral Agent promptly upon reasonable request. Each Grantor also ratifies its authorization for the Collateral Agent to have filed in any Uniform Commercial Code jurisdiction any initial financing statements or amendment thereto if filed prior to the date hereof.

(c) Further Assurances. Each Grantor will, if reasonably requested by the Collateral Agent:

(i) take or cause to be taken such further actions in accordance with Section 6.13 of the Credit Agreement;

(ii) subject to the Collateral and Guarantee Requirement, and in accordance with Sections 6.11 and 6.13 of the Credit Agreement, take such other actions as the Collateral Agent reasonably deems appropriate under applicable Law to evidence or perfect its Lien on any Collateral, or otherwise to give effect to the intent of this Security Agreement; and

(iii) defend the security interests created hereby and priority thereof against the claims and demands not expressly permitted by the Loan Documents of all Persons whomsoever.

(d) Disposition of Collateral. No Grantor will sell, lease, transfer or otherwise dispose of the Collateral except for sales, leases, transfers and other dispositions specifically permitted under Section 7.04 of the Credit Agreement.

(e) Liens. No Grantor will create, incur, or suffer to exist any Lien on the Collateral except (i) the Liens created by this Security Agreement, and (ii) Liens permitted by Section 7.01 of the Credit Agreement.

(f) Other Financing Statements. No Grantor will authorize the filing of any financing statement naming it as debtor covering all or any portion of the Collateral, except to cover security interests as permitted by Section 4.1(e).

(g) Change of Name, Etc. Each Grantor agrees to promptly furnish to the Collateral Agent (and in any event within sixty (60) days of such change or such longer period as the Collateral Agent may agree) written notice of any change in: (i) such Grantor’s legal name; (ii) the location of such Grantor’s chief executive office or its principal place of business; (iii) such Grantor’s organizational legal entity designation or jurisdiction of incorporation or formation; or (iv) such Grantor’s Federal Taxpayer Identification Number or organizational identification number assigned to it by its jurisdiction of incorporation or formation.

(h) Exercise of Duties. Anything herein to the contrary notwithstanding, (a) the exercise by the Collateral Agent of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral and (b) no Secured Party shall have any obligation or liability under the contracts and agreements included in the Collateral by reason of this Security Agreement or any other Loan Document, nor shall any Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

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Section 4.2. Delivery of Pledged Collateral.

(a) Each Grantor will promptly deliver to the Collateral Agent (or its non-fiduciary agent or designee) upon execution of this Security Agreement all certificates or instruments, if any, representing or evidencing the Pledged Collateral (other than checks received in the ordinary course of business) required to be delivered on the Closing Date in accordance with Section 4.01(1)(c) of the Credit Agreement, together with duly executed instruments of transfer or assignments in blank.

(b) Each Grantor will deliver to the Collateral Agent (or its non-fiduciary agent or designee) within sixty (60) days after receipt thereof by such Grantor (or such longer period as the Collateral Agent may agree), all certificates or instruments, if any, representing or evidencing Pledged Collateral acquired after the date hereof (other than checks received in the ordinary course of business), together with duly executed instruments of transfer or assignments in blank.

Section 4.3. Uncertificated Pledged Collateral. Unless otherwise consented to by the Collateral Agent, Equity Interests required to be pledged hereunder in any Domestic Subsidiary that is organized as a limited liability company or limited partnership and pledged hereunder shall either (i) be represented by a certificate, and in the organizational documents of such entity, the applicable Grantor shall cause the issuer of such interests to elect to treat such interests as a “security” within the meaning of Article 8 of the Uniform Commercial Code of its jurisdiction of organization or formation, as applicable, by including in its organizational documents language substantially similar to the following and, accordingly, such interests shall be governed by Article 8 of the UCC:

“The [partnership/limited liability company] hereby irrevocably elects that all [partnership/membership] interests in the [partnership/limited liability company] shall be securities governed by Article 8 of the Uniform Commercial Code of [jurisdiction of organization or formation, as applicable]. Each certificate evidencing [partnership/membership] interests in the [partnership/limited liability company] shall bear the following legend: ‘This certificate evidences an interest in [name of [partnership/limited liability company]] and shall be a security for purposes of Article 8 of the Uniform Commercial Code.’ No change to this provision shall be effective until all outstanding certificates have been surrendered for cancellation and any new certificates thereafter issued shall not bear the foregoing legend.”

or (ii) not be represented by a certificate and the applicable Grantor shall cause the issuer of such interests not to have elected to treat such interests as a “security” within the meaning of Article 8 of the UCC.

Section 4.4. Pledged Collateral.

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(a) Registration in Nominee Name; Denominations. The Collateral Agent (or its non-fiduciary agent or designee), on behalf of the Secured Parties, shall hold certificated Pledged Collateral in the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Collateral Agent. Following the occurrence and during the continuance of an Event of Default, each Grantor will promptly give to the Collateral Agent (or its non-fiduciary agent or designee) copies of any notices or other communications received by it with respect to Pledged Collateral registered in the name of such Grantor. Following the occurrence and during the continuance of an Event of Default and after prior written notice to the applicable Grantor, the Collateral Agent (or its non-fiduciary agent or designee) shall at all times have the right to exchange the certificates representing Pledged Collateral for certificates of smaller or larger denominations for any purpose consistent with this Security Agreement.

(b) Exercise of Rights in Pledged Collateral.

(i) Without in any way limiting the foregoing and subject to clause (ii) below, each Grantor shall have the right to exercise all voting rights or other rights relating to the Pledged Collateral for all purposes not in conflict with this Security Agreement, the Credit Agreement or any other Loan Document; provided, however, that no vote or other right shall be exercised or action taken that would reasonably be expected to have the effect of materially and adversely impairing the rights of the Collateral Agent in respect of the Pledged Collateral (except as expressly permitted under the terms and conditions of the Credit Agreement). The Collateral Agent will at the sole cost and expense of the Grantors execute and deliver (or cause to be executed and delivered to such Grantor) all such proxies, powers of attorney and other instruments as such Grantor may reasonably request in writing for the purpose of enabling such Grantor to exercise such voting or other rights that it is entitled to exercise pursuant to this Section 4.4(b), in each case as specified in such request and in form and substance reasonably satisfactory to the Collateral Agent and such Grantor.

(ii) Each Grantor will permit the Collateral Agent (or its non-fiduciary agent or designee) at any time after the occurrence and during the continuance of an Event of Default, after one (1) Business Days’ prior written notice to the applicable Grantor, to exercise all voting rights or other rights relating to Pledged Collateral, including, without limitation, exchange, subscription or any other rights, privileges, or options pertaining to any Equity Interest or Investment Property constituting Pledged Collateral as if it were the absolute owner thereof; provided, that, unless otherwise directed by the Required Lenders, the Collateral Agent shall have the right at any time after the occurrence and during the continuance of an Event of Default to permit the Grantors to exercise such rights.

(iii) Subject to the immediately succeeding sentence, each Grantor shall be entitled to receive and retain any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Collateral to the extent and only to the extent that such dividends, interest, principal and other distributions are permitted by, and otherwise paid or distributed in accordance with, the terms and conditions of the Credit Agreement, the other Loan Documents and applicable Law; provided, however, that any non-cash dividends, interest, principal or other distributions that would constitute Pledged Collateral, whether resulting from a subdivision, combination or reclassification of the outstanding Equity Interests of the issuer of any Pledged Collateral or received in exchange for Pledged Collateral or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Pledged

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Collateral, and, if received by any Grantor, shall not be commingled by such Grantor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Secured Parties and shall be forthwith delivered to the Collateral Agent (or its non-fiduciary agent or designee) in the same form as so received (with any necessary endorsement or instrument of assignment). Notwithstanding the foregoing, upon the occurrence and during the continuance of an Event of Default and notice to the Grantors from the Collateral Agent of its intent to exercise remedies, all rights of each Grantor to receive dividends, interest, principal or other distributions which it would otherwise be authorized to receive and retain pursuant to preceding sentence shall immediately cease and all such rights shall thereupon become vested in the Collateral Agent, which shall thereupon have the sole right to receive and hold as Pledged Collateral and such dividends, interest, principal or other distributions. All such dividends, interest, principal or other distributions which are received by any Grantor contrary to the provisions of this Section 4.4(b)(iii) shall be received for the benefit of the Collateral Agent, shall be segregated from other funds of such Grantor and shall immediately be paid over to the Collateral Agent as Pledged Collateral in the same form as so received (with any necessary endorsement). So long as no Event of Default has occurred and is continuing, the Collateral Agent shall promptly deliver to each Grantor (at the expense of such Grantor) any Pledged Collateral in its possession if requested to be delivered to the issuer thereof for cancellation in connection with any exchange, redemption or sale of such Pledged Collateral permitted pursuant to the terms of the Credit Agreement.

(iv) Each Grantor shall, at its sole cost and expense, from time to time following the occurrence and during the continuance of an Event of Default execute and deliver to the Collateral Agent appropriate instruments as the Collateral Agent may request in order to permit the Collateral Agent to exercise the voting and other rights which it may be entitled to exercise and to receive all dividends, interest, principal or other distributions which it may be entitled to receive.

Section 4.5. Intellectual Property.

(a) Upon the occurrence and during the continuance of an Event of Default, at the request of the Collateral Agent, each Grantor will use commercially reasonable efforts to obtain all consents and approvals necessary or appropriate for the assignment to or for the benefit of the Collateral Agent of any Intellectual Property License held by such Grantor in order to enforce the security interests granted hereunder.

(b) Each Grantor shall in its reasonable business judgment notify the Collateral Agent promptly if it knows or reasonably expects that any application or registration of any Patent, Trademark or Copyright (now or hereafter existing) included in the Collateral and material to the conduct of such Grantor’s business may become abandoned or dedicated to the public, or of any material adverse determination regarding such Grantor’s ownership of any such material registered Patent, Trademark or Copyright, or to keep and maintain the same.

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(c) In the event that any Grantor, either directly or through any agent or designee, files an application for the registration of (or otherwise becomes the owner of) any material Patent, Trademark or Copyright with the USPTO or the Copyright Office, as applicable, or acquires any registration or application for registration of any material Patent, Trademark or Copyright registered or applied for with the USPTO or the Copyright Office, as applicable, such Grantor will, concurrently with any delivery of financial statements pursuant to Sections 6.01(1) and 6.01(2) of the Credit Agreement, provide the Collateral Agent written notice thereof, and, upon request of the Collateral Agent, such Grantor shall promptly execute and deliver to the Collateral Agent the appropriate supplemental Intellectual Property Security Agreements or other instruments as the Collateral Agent may reasonably request to evidence the Collateral Agent’s security interest in such material Patent, Trademark (other than “intent-to-use” trademark applications prior to the accepted filing of a “Statement of Use” or “Amendment to Allege Use”) or Copyright of such Grantor relating thereto or represented thereby.

(d) Except to the extent permitted by Section 4.5(e) below, each Grantor shall take all reasonable and necessary actions or other actions reasonably requested by the Collateral Agent to maintain each of the registered United States Patents, Trademarks and Copyrights (now or hereafter existing) included in the Collateral, except in cases where (i) the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (ii) in the ordinary course of business consistent with past practice, such Grantor reasonably decides to abandon, allow to lapse or expire any Patent, Trademark or Copyright.

(e) Nothing in this Security Agreement shall prevent any Grantor from disposing of, discontinuing the use or maintenance of, abandoning, failing to pursue, or otherwise allowing to lapse, terminate or put into the public domain, any of its Collateral constituting Intellectual Property to the extent permitted by the Credit Agreement if such Grantor determines in its reasonable business judgment that such disposition, discontinuance, abandonment or other action (or non-action) is desirable in the conduct of its business or otherwise would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Each Grantor shall, unless it shall reasonably determine that a Patent, Trademark or Copyright is not material to the conduct of its business, promptly notify the Collateral Agent and shall, if consistent with good business judgment, promptly sue for infringement, misappropriation or dilution of any material Patent, Trademark or Copyright and to recover any and all damages for such infringement, misappropriation or dilution, or shall take such other actions as are appropriate under the circumstances in its reasonable business judgment to protect such Patent, Trademark or Copyright.

Section 4.6. Commercial Tort Claims. Each Grantor shall promptly notify the Collateral Agent of any Commercial Tort Claims for which such Grantor has filed complaint(s) in court(s) of competent jurisdiction and, unless the Collateral Agent otherwise consents, such Grantor shall update Schedule 7 of the Perfection Certificate, thereby granting to the Collateral Agent a security interest in such Commercial Tort Claim(s). The requirement in the preceding sentence shall not apply to the extent that the amount of such Commercial Tort Claim does not exceed $4,000,000 held by each Grantor or to the extent such Grantor shall have previously notified the Collateral Agent with respect to any previously held or acquired Commercial Tort Claim.

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ARTICLE V

REMEDIES

Section 5.1. Remedies. Upon the occurrence and during the continuance of an Event of Default and after written notice by the Collateral Agent of its intent to do so:

(a) the Collateral Agent may (and at the direction of the Required Lenders, shall) exercise any or all of the following rights and remedies:

(i) those rights and remedies provided in this Security Agreement, the Credit Agreement or any other Loan Document provided that this Section 5.1(a) shall not be understood to limit any rights available to the Collateral Agent and the Secured Parties under the Loan Documents prior to an Event of Default;

(ii) those rights and remedies available to a secured party under the UCC (whether or not the UCC applies to the affected Collateral) or under any other applicable Law (including, without limitation, any Law governing the exercise of a bank’s right of setoff or bankers’ Lien) when a debtor is in default under a security agreement;

(iii) give notice of sole control or any other instruction under any control or similar agreement and take any action provided therein with respect to the applicable Collateral;

(iv) enter the premises of any Grantor where any Collateral is located (through self-help, and without judicial process) to, subject to the mandatory requirements of applicable Law, collect, receive, assemble, process, appropriate, sell, lease, assign, grant an option or options to purchase or otherwise dispose of, deliver, or realize upon, the Collateral or any part thereof in one or more parcels at public or private sale or sales (which sales may be adjourned or continued from time to time with or without notice and may take place at such Grantor’s premises or elsewhere), for cash, on credit or for future delivery without assumption of any credit risk, and upon such other terms as the Collateral Agent may deem commercially reasonable; provided that the Collateral Agent will provide the applicable Grantor with notice thereof prior to or promptly upon such occupancy; and

(v) after one (1) Business Days’ prior written notice, transfer and register in its name or in the name of its nominee the whole or any part of the Pledged Collateral, to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations, to exercise the voting and all other rights as a holder with respect thereto, to collect and receive all cash dividends, interest, principal and other distributions made thereon and to otherwise act with respect to the Pledged Collateral as though the Collateral Agent was the outright owner thereof.

(b) Each Grantor acknowledges and agrees that the compliance by the Collateral Agent, on behalf of the Secured Parties, with any applicable state or federal Law requirements in connection with a disposition of the Collateral will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.

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(c) The Collateral Agent shall have the right upon any public sale or sales and, to the extent permitted by Law, upon any private sale or sales, to purchase for the benefit of the Collateral Agent and the Secured Parties, the whole or any part of the Collateral so sold, free of any right of equity redemption, which equity redemption each Grantor hereby expressly releases.

(d) Until the Collateral Agent is able to effect a sale, lease, transfer or other disposition of Collateral, the Collateral Agent shall have the right to hold or use Collateral, or any part thereof, to the extent that it deems appropriate for the purpose of preserving Collateral or the value of the Collateral, or for any other purpose deemed appropriate by the Collateral Agent. The Collateral Agent may, if it so elects, seek the appointment of a receiver or keeper to take possession of Collateral and to enforce any of the Collateral Agent’s remedies (for the benefit of the Collateral Agent and Secured Parties) with respect to such appointment without prior notice or hearing as to such appointment.

(e) Notwithstanding the foregoing, neither the Collateral Agent nor the Secured Parties shall be required to (i) make any demand upon, or pursue or exhaust any of their rights or remedies against, the Grantors, any other obligor, guarantor, pledgor or any other Person with respect to the payment of the Secured Obligations or to pursue or exhaust any of their rights or remedies with respect to any Collateral therefor or any direct or indirect guarantee thereof, (ii) marshal the Collateral or any guarantee of the Secured Obligations or to resort to the Collateral or any such guarantee in any particular order, or (iii) effect a public sale of any Collateral.

(f) Each Grantor recognizes that the Collateral Agent may be unable to effect a public sale of any or all the Pledged Collateral and may be compelled to resort to one or more private sales thereof. Each Grantor also acknowledges that any private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall not be deemed to have been made in a commercially unreasonable manner solely by virtue of such sale being private. The Collateral Agent shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit any Grantor or the issuer of the Pledged Collateral to register such securities for public sale under the Securities Act of 1933, as amended, or under applicable state securities Laws, even if any Grantor and the issuer would agree to do so (it being acknowledged and agreed that no Grantor shall have any obligation hereunder to do so).

(g) If the proceeds of sale, collection or other realization of or upon the Collateral are insufficient to cover the costs and expenses of such realization and to cause the Secured Obligations to be paid in full, the Grantors shall remain liable for any deficiency.

Section 5.2. Grantors’ Obligations Upon Default. Upon the written request of the Collateral Agent after the occurrence and during the continuance of an Event of Default, each Grantor will:

(a) promptly assemble and make available to the Collateral Agent the Collateral and all books and records relating thereto at any place or places reasonably specified by the Collateral Agent, whether at such Grantor’s premises or elsewhere; and

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(b) permit the Collateral Agent, by the Collateral Agent’s representatives and agents, to enter, occupy and use any premises where all or any part of the Collateral, or the books and records relating thereto, or both, are located, to take possession of all or any part of the Collateral or the books and records relating thereto, or both, to remove all or any part of the Collateral or the books and records relating thereto, or both, and to conduct sales of the Collateral, without any obligation to pay any Grantor for such use and occupancy.

Section 5.3. Grant of Intellectual Property License. For the purpose of enabling the Collateral Agent to exercise the rights and remedies under this Article V upon the occurrence and during the continuance of an Event of Default, at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, each Grantor hereby (a) grants to the Collateral Agent, for the benefit of the Collateral Agent and the Secured Parties, a nonexclusive (exercisable without payment of royalty or other compensation to such Grantor, irrevocable (until termination of this Security Agreement) license to use or sublicense any Intellectual Property now owned or hereafter acquired by such Grantor and included in the Collateral, wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof; provided, however, (i) that any such licenses granted hereunder with respect to Trademarks shall be subject to the maintenance of quality standards with respect to the goods and services on which such Trademarks are used sufficient to preserve the validity of such Trademarks; (ii) that any such licenses granted hereunder with regard to trade secrets shall be subject to the requirement that the secret status of trade secrets be maintained and reasonable steps are taken to ensure that they are maintained; and (iii) that the Collateral Agent shall have no greater rights than those of any such Grantor under any such license granted hereunder; and (b) as to the rights of the Grantors themselves, and subject to the rights of any third party at Law, in equity, or pursuant to any license agreement entered into by a Grantor, each Grantor agrees that, at any time and from time to time following the occurrence and during the continuance of an Event of Default, the Collateral Agent may sell or license such Grantor’s Inventory directly to any Person, including without limitation Persons who have previously purchased any Grantor’s Inventory from such Grantor and in connection with any such sale or other enforcement of the Collateral Agent’s rights under this Security Agreement, may (subject to any restrictions contained in applicable third party licenses entered into by a Grantor) sell Inventory which bears any Trademark included in the Collateral owned by or licensed to any Grantor and any Inventory that is covered by any intellectual property interest owned by or licensed to such Grantor and the Collateral Agent may finish any work in process and affix any such relevant Trademark owned by or licensed to any Grantor thereto and sell such Inventory as provided herein; provided, however, that all goodwill arising from any such use of any such Trademark shall inure to the benefit of the Grantor. The use of the license granted pursuant to clause (a) of the preceding sentence by the Collateral Agent may be exercised, at the option of the Collateral Agent, only upon the occurrence and during the continuance of an Event of Default; provided, however, that any permitted license or other transaction entered into by the Collateral Agent in accordance herewith shall be binding upon each Grantor notwithstanding any subsequent cure of an Event of Default.

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ARTICLE VI

ACCOUNT VERIFICATION; ATTORNEY IN FACT; PROXY

Section 6.1. Account Verification. The Grantors acknowledge that after the occurrence and during the continuance of an Event of Default after prior written notice to the relevant Grantor of its intent to do so, the Collateral Agent may in its own name, or in the name of such Grantor, communicate with the Account Debtors of such Grantor to verify with such Persons the existence, amount and terms of, and any other matter reasonably relating to, the Accounts owing by such Account Debtor to such Grantor (including any Instruments, Chattel Paper, payment intangibles and/or other Receivables that are Collateral relating to such Accounts).

Section 6.2. Authorization for Secured Party to Take Certain Action.

(a) Each Grantor hereby (i) authorizes the Collateral Agent, at any time and from time to time in the sole discretion of the Collateral Agent (1) to execute on behalf of such Grantor as debtor and to file financing statements necessary or desirable in the Collateral Agent’s reasonable discretion to perfect and to maintain the perfection and priority of the Collateral Agent’s security interest in the Collateral, including, without limitation, to file financing statements permitted under Section 4.1(b) and (2) to file amendments of a financing statement (which would not, without the Borrower’s prior written consent, add new collateral or add a debtor) in such offices as the Collateral Agent in its reasonable discretion deems necessary or desirable to perfect and to maintain the perfection and priority of the Collateral Agent’s security interest in the Collateral, including, without limitation, to file financing statements permitted under Section 4.1(b) and (ii) appoints, effective upon the occurrence and during the continuance of an Event of Default, the Collateral Agent as its attorney in fact (1) to discharge past due taxes, assessments, charges, fees or Liens on the Collateral (except for such Liens as are specifically permitted by Section 7.01 of the Credit Agreement), (2) to endorse and collect any cash proceeds of the Collateral and to apply the proceeds of any Collateral received by the Collateral Agent to the Secured Obligations as provided herein or in the Credit Agreement or any other Loan Document, (3) to demand payment or enforce payment of the Receivables in the name of the Collateral Agent or any Grantor and to endorse any and all checks, drafts, and other instruments for the payment of money relating to the Receivables, (4) to sign any Grantor’s name on any invoice or bill of lading relating to the Receivables, drafts against any Account Debtor of such Grantor, assignments and verifications of Receivables, (5) to exercise all of any Grantor’s rights and remedies with respect to the collection of the Receivables and any other Collateral, (6) to settle, adjust, compromise, extend or renew the Receivables, (7) to settle, adjust or compromise any legal proceedings brought to collect Receivables, (8) to prepare, file and sign any Grantor’s name on a proof of claim in bankruptcy or similar document against any Account Debtor of such Grantor, (9) to prepare, file and sign any Grantor’s name on any notice of Lien, assignment or satisfaction of Lien or similar document in connection with the Receivables, and (10) to use information contained in any data processing, electronic or information systems relating to Collateral; and each Grantor agrees to reimburse the Collateral Agent for any reasonable payment made or any reasonable documented expense incurred by the Collateral Agent in connection with any of the foregoing, in accordance with, and solely to the extent required by, the provisions Section 10.04 of the Credit Agreement; provided that, this authorization shall not relieve any Grantor of any of its obligations under this Security Agreement or under the Credit Agreement.

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(b) All acts of said attorney or designee are hereby ratified and approved by the Grantors. The powers conferred on the Collateral Agent, for the benefit of the Collateral Agent and Secured Parties, under this Section 6.2 are solely to protect the Collateral Agent’s interests in the Collateral and shall not impose any duty upon the Collateral Agent or any Secured Party to exercise any such powers.

Section 6.3. PROXY. EACH GRANTOR HEREBY IRREVOCABLY CONSTITUTES AND APPOINTS, EFFECTIVE UPON THE OCCURRENCE AND DURING THE CONTINUANCE OF AN EVENT OF DEFAULT, THE COLLATERAL AGENT AS ITS PROXY AND ATTORNEY-IN-FACT (AS SET FORTH IN SECTION 6.2 ABOVE) WITH RESPECT TO THE PLEDGED COLLATERAL, INCLUDING THE RIGHT TO VOTE SUCH PLEDGED COLLATERAL IN ACCORDANCE WITH SECTION 4.4(b)(i), WITH FULL POWER OF SUBSTITUTION TO DO SO. IN ADDITION TO THE RIGHT TO VOTE ANY SUCH PLEDGED COLLATERAL, THE APPOINTMENT OF THE COLLATERAL AGENT AS PROXY AND ATTORNEY-IN-FACT SHALL INCLUDE THE RIGHT TO EXERCISE ALL OTHER RIGHTS, POWERS, PRIVILEGES AND REMEDIES TO WHICH A HOLDER OF SUCH PLEDGED COLLATERAL WOULD BE ENTITLED (INCLUDING GIVING OR WITHHOLDING WRITTEN CONSENTS OF SHAREHOLDERS, CALLING SPECIAL MEETINGS OF SHAREHOLDERS AND VOTING AT SUCH MEETINGS). SUCH PROXY SHALL BE EFFECTIVE, AUTOMATICALLY AND WITHOUT THE NECESSITY OF ANY ACTION (INCLUDING ANY TRANSFER OF ANY SUCH PLEDGED COLLATERAL ON THE RECORD BOOKS OF THE ISSUER THEREOF) BY ANY PERSON (INCLUDING THE ISSUER OF SUCH PLEDGED COLLATERAL OR ANY OFFICER OR AGENT THEREOF), UPON WRITTEN NOTICE BY THE COLLATERAL AGENT TO THE APPLICABLE GRANTOR AT ANY TIME AFTER THE OCCURRENCE AND DURING THE CONTINUANCE OF AN EVENT OF DEFAULT.

Section 6.4. NATURE OF APPOINTMENT; LIMITATION OF DUTY. THE APPOINTMENT OF THE COLLATERAL AGENT AS PROXY AND ATTORNEY-IN-FACT IN THIS ARTICLE VI IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE UNTIL THE DATE ON WHICH THIS SECURITY AGREEMENT IS TERMINATED IN ACCORDANCE WITH SECTION 7.12. NOTWITHSTANDING ANYTHING CONTAINED HEREIN, NEITHER THE COLLATERAL AGENT, NOR ANY SECURED PARTY, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES SHALL HAVE ANY DUTY TO EXERCISE ANY RIGHT OR POWER GRANTED HEREUNDER OR OTHERWISE OR TO PRESERVE THE SAME AND SHALL NOT BE LIABLE FOR ANY FAILURE TO DO SO OR FOR ANY DELAY IN DOING SO, EXCEPT TO THE EXTENT SUCH DAMAGES ARE ATTRIBUTABLE TO THEIR OWN GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT AS FINALLY DETERMINED BY A COURT OF COMPETENT JURISDICTION; PROVIDED THAT, IN NO EVENT SHALL THEY BE LIABLE FOR ANY PUNITIVE, EXEMPLARY, INDIRECT OR CONSEQUENTIAL DAMAGES.

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ARTICLE VII

GENERAL PROVISIONS

Section 7.1. Waivers. Each Grantor hereby waives notice of the time and place of any public sale or the time after which any private sale or other disposition of all or any part of the Collateral may be made. To the extent such notice may not be waived under applicable Law, any notice made shall be deemed reasonable if sent to the Grantors, addressed as set forth in Article VIII, at least ten (10) days prior to (i) the date of any such public sale or (ii) the time after which any such private sale or other disposition may be made. To the maximum extent permitted by applicable Law, each Grantor waives all claims, damages, and demands against the Collateral Agent or any Secured Party arising out of the repossession, retention or sale of the Collateral (after the occurrence of and during the continuance of an Event of Default), except such as arise solely out of the gross negligence, bad faith or willful misconduct of the Collateral Agent or such Secured Party as finally determined by a court of competent jurisdiction. To the extent it may lawfully do so, each Grantor absolutely and irrevocably waives and relinquishes the benefit and advantage of, and covenants not to assert against the Collateral Agent or any Secured Party, any valuation, stay, appraisal, extension, moratorium, redemption or similar laws and any and all rights or defenses it may have as a surety now or hereafter existing which, but for this provision, might be applicable to the sale of any Collateral (after the occurrence of and during the continuance of an Event of Default), made under the judgment, order or decree of any court, or privately under the power of sale conferred by this Security Agreement, or otherwise. Except as otherwise specifically provided herein, each Grantor hereby waives presentment, demand, protest or any notice (to the maximum extent permitted by applicable Law) of any kind in connection with this Security Agreement or any Collateral.

Section 7.2. Limitation on Agent’s and Secured Party’s Duty with Respect to the Collateral. The Collateral Agent shall have no obligation to clean-up or otherwise prepare the Collateral for sale. The Collateral Agent and each Secured Party shall, with respect to the Collateral in its possession or under its control, deal with it in the same manner as the Collateral Agent and each Secured Party, as applicable, deals with similar property for its own account. Neither the Collateral Agent, nor any Secured Party shall have any other duty as to any Collateral in its possession or control or in the possession or control of any agent or nominee of the Collateral Agent or such Secured Party, or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. To the extent that applicable Law imposes duties on the Collateral Agent to exercise remedies, after the occurrence and during the continuance of an Event of Default, in a commercially reasonable manner, each Grantor acknowledges and agrees that it would be commercially reasonable for the Collateral Agent (i) to fail to incur expenses deemed significant by the Collateral Agent to prepare Collateral for disposition or otherwise to transform raw material or work in process into finished goods or other finished products for disposition, (ii) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other Law, to fail to obtain third party consents for the collection or disposition of Collateral to be collected or disposed of, (iii) to fail to exercise collection remedies against Account Debtors or other Persons obligated on Collateral or to remove Liens on or any adverse claims against Collateral, (iv) to exercise collection remedies against Account Debtors and other Persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (v) to advertise

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dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (vi) to contact other Persons, whether or not in the same business as a Grantor, for expressions of interest in acquiring all or any portion of such Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (viii) to dispose of Collateral by utilizing internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capacity of doing so, or that match buyers and sellers of assets, (ix) to dispose of assets in wholesale rather than retail markets, (x) to disclaim disposition warranties, such as title, possession or quiet enjoyment, (xi) to purchase insurance or credit enhancements at the Grantors’ cost to insure the Collateral Agent against risks of loss, collection or disposition of Collateral or to provide to the Collateral Agent a guaranteed return from the collection or disposition of Collateral, or (xii) to the extent deemed appropriate by the Collateral Agent, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist the Collateral Agent in the collection or disposition of any of the Collateral. Each Grantor acknowledges that the purpose of this Section 7.2 is to provide non-exhaustive indications of what actions or omissions by the Collateral Agent would be commercially reasonable in the Collateral Agent’s exercise of remedies against the Collateral, after the occurrence and during the continuance of an Event of Default, and that other actions or omissions by the Collateral Agent shall not be deemed commercially unreasonable solely on account of not being indicated in this Section 7.2. Without limitation upon the foregoing, nothing contained in this Section 7.2 shall be construed to grant any rights to any Grantor or to impose any duties on the Collateral Agent that would not have been granted or imposed by this Security Agreement or by applicable Law in the absence of this Section 7.2.

Section 7.3. Compromises and Collection of Collateral. Each Grantor and the Collateral Agent recognize that setoffs, counterclaims, defenses and other claims may be asserted by obligors with respect to certain of the Receivables, that certain of the Receivables may be or become uncollectible in whole or in part and that the expense and probability of success in litigating a disputed Receivable may exceed the amount that reasonably may be expected to be recovered with respect to a Receivable. In view of the foregoing, each Grantor agrees that the Collateral Agent may at any time and from time to time, if an Event of Default has occurred and is continuing, compromise with the obligor on any Receivable, accept in full payment of any Receivable such amount as the Collateral Agent in its sole discretion shall determine or abandon any Receivable, and any such action by the Collateral Agent shall be commercially reasonable so long as the Collateral Agent acts in good faith based on information known to it at the time it takes any such action.

Section 7.4. Secured Party Performance of Debtor Obligations. Without having any obligation to do so, following the occurrence and during the continuance of an Event of Default, the Collateral Agent may perform or pay any obligation which any Grantor has agreed to perform or pay under this Security Agreement and such Grantor shall reimburse the Collateral Agent for any amounts paid by the Collateral Agent pursuant to this Section 7.4 in accordance with Section 10.04 of the Credit Agreement. Each Grantor’s obligation to reimburse the Collateral Agent pursuant to the preceding sentence shall be a Secured Obligation payable in accordance with Section 10.04 of the Credit Agreement.

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Section 7.5. No Waiver; Amendments; Cumulative Remedies. No failure or delay by the Collateral Agent or any Secured Party in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Collateral Agent and the Secured Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Security Agreement or consent to any departure by any Secured Party therefrom shall in any event be effective unless in writing signed by the Collateral Agent with the concurrence or at the direction of the Lenders required under Section 10.01 of the Credit Agreement (if any), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Neither this Security Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Collateral Agent, Holdings, the Borrower and the other Grantor or Grantors with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 10.01 of the Credit Agreement.

Section 7.6. Limitation by Law; Severability of Provisions. All rights, remedies and powers provided in this Security Agreement may be exercised only to the extent that the exercise thereof does not violate any applicable provision of Law, and all the provisions of this Security Agreement are intended to be subject to all applicable mandatory provisions of Law that may be controlling and to be limited to the extent necessary so that they shall not render this Security Agreement invalid, unenforceable or not entitled to be recorded or registered, in whole or in part. Any provision in this Security Agreement that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of this Security Agreement are declared to be severable.

Section 7.7. Reinstatement. This Security Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Grantor for liquidation or reorganization, should any Grantor become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of such Grantor’s assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Secured Obligations, or any part thereof, is, pursuant to applicable Law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Secured Obligations, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Secured Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Section 7.8. Benefit of Agreement. The terms and provisions of this Security Agreement shall be binding upon and inure to the benefit of each Grantor, the Collateral Agent and the Secured Parties and their respective successors and permitted assigns (including all Persons who become bound as a debtor to this Security Agreement). Except as provided in Section 10.07 of the Credit Agreement, no Grantor shall have the right to assign its rights or

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delegate its obligations under this Security Agreement or any interest herein, without the prior written consent of the Collateral Agent. No sales of participations, assignments, transfers, or other dispositions of any agreement governing the Secured Obligations or any portion thereof or interest therein shall in any manner impair the Lien granted to the Collateral Agent, for the benefit of the Collateral Agent and the Secured Parties, hereunder.

Section 7.9. Survival of Representations. All representations and warranties of each Grantor contained in this Security Agreement shall survive the execution and delivery of this Security Agreement.

Section 7.10. Expenses. Solely to the extent required by Section 10.04 of the Credit Agreement, each Grantor jointly and severally agrees to reimburse the Collateral Agent for any and all reasonable and documented out-of-pocket expenses paid or incurred by the Collateral Agent in connection with the preparation, execution, delivery, administration, collection and enforcement of this Security Agreement and in the audit, analysis, administration, collection, preservation or sale of the Collateral. Any and all costs and expenses incurred by any Grantor in the performance of actions required pursuant to the terms hereof shall be borne solely by such Grantor.

Section 7.11. Additional Grantors. Pursuant to and in accordance with Section 6.11 of the Credit Agreement, each Grantor shall cause (i) each wholly owned Material Domestic Subsidiary (other than any Excluded Subsidiary) formed or acquired after the date of this Security Agreement in accordance with the terms of the Credit Agreement and (ii) any wholly owned Material Domestic Subsidiary that was an Excluded Subsidiary but has ceased to be an Excluded Subsidiary, to enter into this Security Agreement as a Subsidiary Party within sixty (60) days after such formation, acquisition or designation (or, in each case, such longer period as the Administrative Agent may agree in its reasonable discretion). Subject to the Excluded Subsidiary Joinder Exception, the Borrower may, in its sole discretion, cause any Parent Company or Subsidiary that is not required to join this Security Agreement to execute an instrument in substantially the form of Exhibit B hereto; provided that, to the extent any Foreign Subsidiary is joined pursuant to the Excluded Subsidiary Joinder Exception, any requirements under this Agreement as applied to such Foreign Subsidiary (solely to the extent any such provision would not otherwise have applied in respect of such Foreign Subsidiary if it were a Subsidiary that did not constitute a Grantor) may be modified (including with respect to the addition of customary limitations for syndicated loans applicable to the provision of guarantees and collateral in the applicable non-U.S. jurisdiction) as reasonably determined by the Borrower and the Collateral Agent. Upon execution and delivery by the Collateral Agent and such Subsidiary of an instrument in substantially the form of Exhibit B hereto, such Subsidiary shall become a Subsidiary Party and Grantor hereunder with the same force and effect as if originally named as a Subsidiary Party and Grantor herein. Upon execution and delivery by the Collateral Agent and a Parent Company of an instrument in substantially the form of Exhibit B hereto, such Parent Company shall be a Grantor hereunder with the same force and effect as if originally named as a Grantor hereunder. The execution and delivery of any such instrument shall not require the consent of any other Loan Party hereunder. The rights and obligations of each Loan Party hereunder shall remain in full force and effect notwithstanding the addition of any new Loan Party as a party to this Security Agreement.

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Section 7.12. Termination or Release.

(a) This Security Agreement shall continue in effect until, and shall automatically terminate on, the Termination Date.

(b) A Grantor shall automatically be released from its obligations hereunder and the security interests created hereunder in the Collateral of such Grantor shall be automatically released in the circumstances set forth in Section 9.12 and Section 10.24 of the Credit Agreement.

(b) Upon any sale, transfer or other disposition by any Grantor of any Collateral that is permitted under Section 4.1(d) to any Person that is not another Grantor, or upon the effectiveness of any written consent to the release of the security interest granted hereby in any Collateral as set forth in Section 10.24 of the Credit Agreement, the security interest in such Collateral shall be automatically released.

(c) The security interests granted hereunder on any Collateral, to the extent such Collateral is comprised of property leased to a Grantor, shall be automatically released upon termination or expiration of such lease, pursuant to Section 10.24 of the Credit Agreement.

(d) The security interest in any Collateral shall be automatically released in any circumstance set forth in Section 10.24 of the Credit Agreement or upon any release of the Lien on such Collateral in accordance with Section 10.24 of the Credit Agreement.

(e) In connection with any termination or release pursuant to Section 7.12(a), (b), (c), (d), or (e), the Collateral Agent shall promptly execute and deliver to any Grantor, at such Grantor’s expense, all UCC termination statements and similar documents that such Grantor shall reasonably request to evidence such termination or release and shall perform such other actions reasonably requested by such Grantor to effect such release, including delivery of certificates, securities and instruments. Any execution and delivery of documents pursuant to this Section 7.12 shall be without recourse to or representation or warranty by the Collateral Agent or any Secured Party. Without limiting the provisions of Section 7.10, the Borrower shall reimburse (or cause to be reimbursed) the Collateral Agent in accordance with Section 10.04 of the Credit Agreement for all reasonable and documented out-of-pocket costs and expenses, including the fees, charges and expenses of one (1) external counsel, incurred by it in connection with any action contemplated by this Section 7.12.

Section 7.13. Entire Agreement. This Security Agreement, together with the other Loan Documents, embodies the entire agreement and understanding between each Grantor and the Collateral Agent relating to the Collateral and supersedes all prior agreements and understandings, oral or written, between any Grantor and the Collateral Agent relating to the Collateral.

Section 7.14. GOVERNING LAW, SERVICE OF PROCESS, ETC. Sections 10.16, 10.17 and 10.22 of the Credit Agreement are hereby incorporated herein, mutatis mutandis.

Section 7.15. [Reserved].

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Section 7.16. [Reserved].

Section 7.17. Indemnity. Without duplication of any amounts paid by the Borrower pursuant to Section 10.05 of the Credit Agreement, each Grantor hereby agrees to indemnify and hold harmless the Collateral Agent, the other Agents, each Lender, and their respective Related Persons (collectively, the “Indemnitees”) from and against any and all losses, claims, damages, liabilities or expenses (including Attorney Costs and Environmental Liabilities) to which any such Indemnitee may become subject arising out of, resulting from or in connection with (but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket fees, disbursements and other charges of one (1) counsel to all Indemnitees taken as a whole and, if reasonably necessary, a single local counsel for all Indemnitees taken as a whole in each relevant material jurisdiction and, solely in the case of a conflict of interest, one (1) additional counsel in each relevant material jurisdiction to each group of affected Indemnitees similarly situated taken as a whole) any actual or threatened claim, litigation, investigation or proceeding relating to this Security Agreement or to the execution, delivery, enforcement, performance and administration of this Security Agreement and the other Loan Documents, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, litigation, investigation or proceeding), and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or expenses resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Indemnified Persons, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction, (y) a material breach of any obligations under any Loan Document by such Indemnitee or any of its Related Indemnified Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction or (z) any dispute solely among Indemnitees other than any claims against an Indemnitee in its capacity or in fulfilling its role as an administrative agent or any similar role under any Loan Document and other than any claims arising out of any act or omission of any Grantor or any of their Affiliates (as determined by a final, non-appealable judgment of a court of competent jurisdiction). To the extent that the undertakings to indemnify and hold harmless set forth in this Section 7.17 may be unenforceable in whole or in part because they are violative of any applicable Law or public policy, the Grantors shall contribute the maximum portion that they are permitted to pay and satisfy under applicable Law to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through Intralinks or other similar information transmission systems in connection with this Security Agreement (except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnitee), nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Security Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date) (other than, in the case of any Loan Party, in respect of any such damages incurred or paid by an Indemnitee to a third party for which such Indemnitee is otherwise entitled to indemnification pursuant to this Section 7.17). In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 7.17 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its

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directors, stockholders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents is consummated. All amounts due under this Section 7.17 shall be paid within thirty (30) days after written demand therefor. The agreements in this Section 7.17 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. For the avoidance of doubt, this Section 7.17 shall not apply to any Taxes governed by Sections 3.01 or 3.04 of the Credit Agreement, or any other relevant provision thereof. Notwithstanding the foregoing, each Indemnitee shall be obligated to refund and return promptly any and all amounts paid by any Loan Party under this Section 7.17 to such Indemnitee for any such fees, expenses or damages to the extent a court of competent jurisdiction determines in a final and non-appealable judgment that such Indemnitee is not entitled to payment of such amounts in accordance with the terms hereof.

Section 7.18. Counterparts. This Security Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Security Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Security Agreement.

Section 7.19. Mortgages. In the case of a conflict between this Security Agreement and the Mortgages (if any) with respect to Collateral that is real property (including Fixtures), the Mortgages shall govern. In all other conflicts between this Security Agreement and the Mortgages, this Security Agreement shall govern.

Section 7.20. AAL. Anything herein to the contrary notwithstanding, the lien and security interests granted to the Collateral Agent pursuant to this Security Agreement, the exercise of any right or remedy with respect thereto and certain of the rights of the Secured Parties are subject to the provisions of the AAL. In the event of any conflict between the terms of the AAL and this Security Agreement, the terms of the AAL shall govern and control.

ARTICLE VIII

NOTICES

Section 8.1. Sending Notices. All notices, requests and demands pursuant hereto shall be made in accordance with Section 10.02 of the Credit Agreement. All communications and notices hereunder to any Grantor shall be given to it in care of the Borrower at the Borrower’s address set forth on Schedule 10.02 to the Credit Agreement.

Section 8.2. Change in Address for Notices. Each of the Grantors, the Collateral Agent and the Lenders may change the address or facsimile number for service of notice upon it by a notice in writing to the other parties.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

SCHEDULE I

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Pledged Collateral

[See attached.]

EXHIBIT A

Form of Perfection Certificate

[See attached.]

PERFECTION CERTIFICATE

May 14, 2020

Reference is made to (a)that certain Credit Agreement, dated as of May 14, 2020 (the “Credit Agreement”), by and among Lynnwood MergerSub, Inc., a Delaware corporation (“Merger Sub” or the “Initial Borrower”) (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”) (such merger, the “Closing Date Merger”), with the Company surviving such Closing Date Merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), Capital One, National Association, as administrative agent (in such capacity, including any successor thereto, the “Administrative Agent”) under the Loan Documents, as collateral agent (in such capacity, including any successor thereto, the “Collateral Agent”) under the Loan Documents and as an Issuing Bank and a Swing Line Lender, and each lender from time to time party thereto (collectively, the “Lenders” and individually, a “Lender”) and (b) that certain Pledge and Security Agreement, dated as of May 14, 2020 (the “Security Agreement”), by and among the Borrower, Holdings, certain Subsidiaries of the Borrower from time to time party thereto as Grantors and the Collateral Agent. Capitalized terms used but not defined herein have the meanings assigned to them in the Credit Agreement or the other Loan Documents referenced therein, as applicable.

As of the Closing Date, the undersigned Responsible Officers of Holdings and the Borrower, as applicable, each certifies, solely in their capacity as a Responsible Officer and not in an individual capacity, solely in respect of the Loan Parties, to the Collateral Agent and each other Secured Party (as defined in the Credit Agreement) as follows:

Names.

The exact legal name of each Loan Party, as such name appears in its respective Organizational Documents, is set forth on Schedule 1(a).

Each Loan Party is (i) the type of entity disclosed next to its name in Schedule 1(a) and (ii) a registered organization except to the extent disclosed in Schedule 1(a). Also set forth in Schedule 1(a) is (i) the organizational identification number, if any, of each Loan Party that is a registered organization, (ii) the Federal Taxpayer Identification Number, if any, of each Loan Party, (iii) the jurisdiction of formation of each Loan Party, and (iv) each other legal name each Loan Party has had in the past five (5) years, together with the date of the relevant change, each other corporate, trade or fictitious name by which a Loan Party has been known or which a Loan Party has used in the past five (5) years and each other name used by any Loan Party on any filings with the Internal Revenue Service in the past five (5) years.

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Except as set forth in Schedule 1(a), no Loan Party has changed its identity or corporate structure in any way within the past five (5) years. Changes in identity or corporate structure would include mergers, consolidations and acquisitions of all or substantially all of the assets of another Person, as well as any change in the form, nature or jurisdiction of organization. If any such change has occurred, included in Schedule 1(a) is the information required by Sections 1(a), 1(b)(i) and 1(b)(iii) of this certificate as to each acquiree or constituent party to a merger or consolidation. Except as set forth in Schedule 1(a), no Loan Party has changed its jurisdiction of organization at any time during the past four (4) months.

Current Locations.

The chief executive office of each Loan Party is located at the address set forth opposite its name in Schedule 2(a).

Set forth on Schedule 2(b) are all other locations not identified in Schedule 2(a) where each Loan Party currently maintains any of its Collateral with a fair market value in excess of $2.5 million (including Goods, Inventory, Equipment and any fixtures (as defined in the Security Agreement)) of such Loan Party (indicating whether such Collateral is held by such Loan Party or a landlord, lessor, warehouseman, bailee or any other third party) and any locations that were a chief executive office of a Loan Party in the last five (5) years.

Unusual Transactions. Except pursuant to any purchase, merger, consolidation, acquisition or other transaction listed on Schedule 1(a) hereof, all Collateral has been originated by the Loan Parties and all assets have been acquired in the ordinary course of business from a person in the business of selling goods of that kind, except for as set forth on Schedule 3.

Stock Ownership and Other Equity Interests. Attached hereto as Schedule 4 is a true and correct list of all the issued and outstanding Capital Stock owned, beneficially or of record, by the Borrower and each other Loan Party.

Debt Instruments. Attached hereto as Schedule 5 is a true and correct list of all promissory notes, instruments, tangible chattel paper, electronic chattel paper and other evidence of Indebtedness (other than checks to be deposited in the ordinary course of business) held by each Loan Party that are required to be pledged under the Security Agreement.

Intellectual Property.

Attached hereto as Schedule 6(a) is a true and correct list of all registered, issued, or applied for patents, trademarks, or copyrights of each Loan Party.

Attached hereto as Schedule 6(b) is a true and correct list of all of each Loan Party’s license agreements in which a Loan Party is, as of the date hereof, the exclusive licensee of any registered or applied-for United States Copyright filed with the Copyright Office.

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Commercial Tort Claims. Attached hereto as Schedule 7 is a true and correct list of all Commercial Tort Claims in excess of $4 million held by each Loan Party for which such Loan Party has filed a complaint (or counterclaim) in a court of competent jurisdiction, including a brief description thereof.

Real Property.

Schedule 8(a) sets forth a true and correct list of (i) all real property to be encumbered by a Mortgage, which real property includes all real property owned by each Loan Party with a fair market value in excess of $3 million (such real property, the “Mortgaged Real Property”), (ii) the exact name of the Loan Party that owns such Mortgaged Real Property, (iii) if different from the name identified pursuant to clause (ii) above, the exact name of the current record owner of such Mortgaged Real Property reflected in the records of the filing, registration or recording office for such real property identified pursuant to the following clause, (iv) the filing, registration or recording office in which a Mortgage with respect to each Mortgaged Real Property must be filed, registered or recorded in order for the Collateral Agent to obtain a perfected security interest therein, (v) common names, addresses and uses of each Mortgaged Real Property, and (vi) any other information relating thereto required by such Schedule.

Except as described in Schedule 8(b) attached hereto, no Loan Party has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the Mortgaged Real Property described in Schedule 8(a).

Accounts. Schedule 9 sets forth a true and accurate list of Deposit Accounts and Securities Accounts of the Loan Parties (other than Excluded Accounts), including, with respect to each bank or securities intermediary (a) the name and address of such Person, and (b) the account numbers of the Deposit Accounts or Securities Accounts maintained with such Person.

[Signature page follows]

EXHIBIT B

Form of Joinder

[See attached.]

[FORM OF]

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this “Agreement”), dated as of [•], is entered into between [•], a [•] (the “New Subsidiary”), and Capital One, National Association, as collateral agent (the ‘Collateral Agent”) under the Credit Agreement (as defined below) pursuant to that certain Credit Agreement, dated as of May 14, 2020 (the “Closing Date”), by and among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such Closing Date Merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), Capital One, National Association, as

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Administrative Agent, as Collateral Agent, as an Issuing Bank and a Swing Line Lender, and each Lender from time to time party thereto, as amended, restated, amended and restated, refinanced, replaced, extended, supplemented or otherwise modified from time to time (the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Credit Agreement.

The New Subsidiary and the Collateral Agent, for the benefit of the Secured Parties, hereby agree as follows:

1. The New Subsidiary hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the New Subsidiary will be deemed to be a Subsidiary Party under that certain Pledge and Security Agreement, dated as of the Closing Date, among Holdings, the Borrower, certain Subsidiaries of the Borrower from time to time party thereto, and the Collateral Agent (as amended, restated, amended and restated, replaced, supplemented or otherwise modified from time to time, the “Security Agreement”) for all purposes of the Security Agreement and, subject to the terms thereof, shall have all of the obligations of a Subsidiary Party thereunder, all with the same force and effect as if the New Subsidiary were a signatory to the Security Agreement. In furtherance of the foregoing, the New Subsidiary hereby, as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration, by liquidation or otherwise) of the Secured Obligations, pledges and grants to Collateral Agent for the benefit of the Secured Parties, a security interest in all of its right, title and interest in, to and under the Collateral, in each case whether tangible or intangible, wherever located, and whether now owned by it or hereafter acquired and whether now existing or hereafter coming into existence, in the same manner and to the same extent as is provided in Article II of the Security Agreement.

2. The New Subsidiary hereby agrees that each reference in the Security Agreement to a Subsidiary Party shall also mean and be a reference to the New Subsidiary.

3. Attached to this Agreement are a duly completed Schedule I to the Security Agreement, a Perfection Certificate in substantially the form of Exhibit A to the Security Agreement and, if applicable, Short-Form Intellectual Property Security Agreements in substantially the form of Exhibit C to the Security Agreement, in each case, with respect to the New Subsidiary (collectively, the “Supplemental Schedules”). The New Subsidiary makes the representations and warranties set forth in Article III of the Security Agreement with respect to itself and its obligations under this Agreement, as if each reference in such Article to the Loan Documents included reference to this Agreement, as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date, and represents and warrants that the information contained on each of the Supplemental Schedules with respect to such New Subsidiary and its properties and affairs is true, complete and accurate in all material respects as of the date hereof.

4. The New Subsidiary hereby waives acceptance by the Collateral Agent and the Secured Parties of this Agreement and acknowledges that the Secured Obligations are and shall be deemed to be incurred, and that credit extensions under the Credit Agreement, Secured Cash Management Agreements and Secured Hedge Agreements are made and maintained in reliance on this Agreement and the New Subsidiary’s joinder as a party to the Security Agreement as herein provided.

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5. This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Agreement.

6. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

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IN WITNESS WHEREOF, the New Subsidiary has caused this Agreement to be duly executed by its authorized officer, and the Collateral Agent, for the benefit of the Secured Parties, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

[NEW SUBSIDIARY]

By:
Name:
Title:

Acknowledged and accepted:

CAPITAL ONE, NATIONAL ASSOCIATION, as Collateral Agent

By:
Name:
Title:

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SCHEDULE I

Pledged Collateral

Pledged Collateral constituting Equity Interests

Issuer	Record Owner/Grantor	Certificate No. (if applicable)	Number of Shares/Interest Owned	Percentage of Total Equity Interests of Issuer Pledged

37

Pledged Collateral constituting Promissory Notes, Tangible Chattel Paper and Instruments

Grantor	Issuer	Initial Principal Amount	Date of Issuance	Maturity Date

36

Perfection Certificate

[See attached.]

37

Short-Form Intellectual Property Security Agreement(s)

[See attached.]

EXHIBIT C

Form of Short Form Intellectual Property Security Agreements

[See attached.]

[FORM OF]

COPYRIGHT SECURITY AGREEMENT

This COPYRIGHT SECURITY AGREEMENT (this “Copyright Security Agreement”) is entered into as of [•], by and between [•] (“Grantor”) and CAPITAL ONE, NATIONAL ASSOCIATION, in its capacity as collateral agent for the Secured Parties (in such capacity, together with its successors and permitted assigns, the “Collateral Agent”).

PRELIMINARY STATEMENTS

WHEREAS, Grantor is party to a Pledge and Security Agreement, dated as of May 14, 2020 (as it may be from time to time amended, restated, amended and restated, replaced, supplemented or otherwise modified, the “Security Agreement”), in favor of the Collateral Agent pursuant to which Grantor granted to the Collateral Agent, for the benefit of the Secured Parties, a security interest in and continuing lien on, certain intellectual property rights owned by the Grantor and pursuant to which Grantor is required to execute and deliver this Copyright Security Agreement;

NOW, THEREFORE, in consideration of the premises and to induce the Lenders and the Collateral Agent, for the benefit of the Secured Parties, to enter into the Credit Agreement, and to induce the Lenders to make their respective extensions of credit to the Borrower thereunder, Grantor hereby agrees with the Collateral Agent as follows:

SECTION 1. Defined Terms. Unless otherwise defined herein, terms defined in the Security Agreement and used herein have the meaning given to them in the Security Agreement.

SECTION 2. Grant of Security Interest in Copyright Collateral. Grantor hereby pledges and grants to the Collateral Agent for itself and the ratable benefit of the Secured Parties a continuing lien on and security interest in and to all of its right, title and interest in, to and under: (a) all Copyrights of Grantor, and exclusive licenses thereof, listed on Schedule I attached hereto; (b) all extensions and renewals thereof; (c) all rights corresponding thereto throughout the world; (d) all rights to sue for past, present and future infringement thereof; and (e) all proceeds of the foregoing, including, without limitation, licenses, royalties, income, payments, claims, damages and proceeds of suit (collectively, the “Copyright Collateral”).

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SECTION 3. Security Agreement. The security interest granted pursuant to this Copyright Security Agreement is granted in conjunction with the security interest granted to the Collateral Agent pursuant to the Security Agreement, and should not be deemed to grant a broader security interest in the Copyright Collateral than what is granted by the Grantor to the Collateral Agent in the Security Agreement. Grantor hereby acknowledges and affirms that the rights and remedies of the Collateral Agent with respect to the security interest in the Copyright Collateral made and granted hereby are more fully set forth in the Security Agreement (and are expressly subject to the terms and conditions thereof), the terms and provisions of which are incorporated by reference as if fully set forth herein. In the event that any provision of this Copyright Security Agreement is deemed to conflict with the Security Agreement, the provisions of the Security Agreement shall control.

SECTION 4. Termination. Upon the termination of the Security Agreement in accordance with its terms, the Collateral Agent shall execute, acknowledge, and deliver to Grantor an instrument in writing in recordable form releasing the collateral pledge, grant, lien and security interest in the Copyright Collateral under this Copyright Security Agreement.

SECTION 5. Counterparts. This Copyright Security Agreement may be executed in any number of counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Copyright Security Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Copyright Security Agreement.

SECTION 6. GOVERNING LAW. THIS COPYRIGHT SECURITY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

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IN WITNESS WHEREOF, Grantor has caused this Copyright Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

[GRANTOR]

By:
Name:
Title:

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Accepted and Agreed:

CAPITAL ONE, NATIONAL ASSOCIATION, as Collateral Agent

By:
Name:
Title:

41

SCHEDULE I

to

COPYRIGHT SECURITY AGREEMENT

UNITED STATES COPYRIGHT REGISTRATIONS:

Registration Number	Effective Date of Registration	Title of Work

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[FORM OF]

PATENT SECURITY AGREEMENT

This PATENT SECURITY AGREEMENT (this “Patent Security Agreement”) is entered into as of [•], by and between [•] (“Grantor”) and CAPITAL ONE, NATIONAL ASSOCIATION, in its capacity as collateral agent for the Secured Parties (in such capacity, together with its successors and permitted assigns, the “Collateral Agent”).

PRELIMINARY STATEMENTS

WHEREAS, Grantor is party to a Pledge and Security Agreement, dated as of May 14, 2020 (as it may be from time to time amended, restated, amended and restated, replaced, supplemented or otherwise modified, the “Security Agreement”), in favor of the Collateral Agent pursuant to which Grantor granted to the Collateral Agent, for the benefit of the Secured Parties, a security interest in and continuing lien on, certain intellectual property rights owned by the Grantor and pursuant to which Grantor is required to execute and deliver this Patent Security Agreement;

NOW, THEREFORE, in consideration of the premises and to induce the Lenders and the Collateral Agent, for the benefit of the Secured Parties, to enter into the Credit Agreement, and to induce the Lenders to make their respective extensions of credit to the Borrower thereunder, Grantor hereby agrees with the Collateral Agent as follows:

SECTION 1. Defined Terms. Unless otherwise defined herein, terms defined in the Security Agreement and used herein have the meaning given to them in the Security Agreement.

SECTION 2. Grant of Security Interest in Patent Collateral. Grantor hereby pledges and grants to the Collateral Agent for itself and the ratable benefit of the Secured Parties a continuing lien on and security interest in and to all of its right, title and interest in, to and under: (a) the Patents of Grantor listed on Schedule I attached hereto; (b) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations thereof; (c) all rights corresponding thereto throughout the world; (d) all inventions and improvements described herein; (e) all rights to sue for past, present and future infringements thereof; (f) all licenses, claims, damages and proceeds of suit arising therefrom, and (g) all proceeds of the foregoing, including, without limitation, licenses, royalties, income, payments, claims, damages and proceeds of suit (collectively, the “Patent Collateral”).

SECTION 3. Security Agreement. The security interest granted pursuant to this Patent Security Agreement is granted in conjunction with the security interest granted to the Collateral Agent pursuant to the Security Agreement, and should not be deemed to grant a broader security interest in the Patent Collateral than what is granted by the Grantor to the Collateral Agent in the Security Agreement. Grantor hereby acknowledges and affirms that the rights and remedies of the Collateral Agent with respect to the security interest in the Patent Collateral made and granted hereby are more fully set forth in the Security Agreement (and are expressly subject to the terms and conditions thereof), the terms and provisions of which are incorporated by reference as if fully set forth herein. In the event that any provision of this Patent Security Agreement is deemed to conflict with the Security Agreement, the provisions of the Security Agreement shall control.

43

SECTION 4. Termination. Upon the termination of the Security Agreement in accordance with its terms, the Collateral Agent shall execute, acknowledge, and deliver to Grantor an instrument in writing in recordable form releasing the collateral pledge, grant, lien and security interest in the Patent Collateral under this Patent Security Agreement.

SECTION 5. Counterparts. This Patent Security Agreement may be executed in any number of counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Patent Security Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Patent Security Agreement.

SECTION 6. GOVERNING LAW. THIS PATENT SECURITY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

44

IN WITNESS WHEREOF, Grantor has caused this Patent Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

[GRANTOR]

By:
Name:
Title:

45

Accepted and Agreed:

CAPITAL ONE, NATIONAL ASSOCIATION, as Collateral Agent

By:
Name:
Title:

46

SCHEDULE I

to

PATENT SECURITY AGREEMENT

UNITED STATES ISSUED PATENTS AND PATENT APPLICATIONS:

PENDING U.S. PATENT APPLICATIONS
Title	Application No./ Publication No.	Filing Date	Docket No.	Representative Drawing	Claim Synopsis	Owner/Assignee	Status

GRANTED U.S. PATENTS
Tab No. / Title	Patent No.	Filing Date	Docket No.	Representative Drawing	Claim Synopsis	Owner/Assignee	Status

47

[FORM OF]

TRADEMARK SECURITY AGREEMENT

This TRADEMARK SECURITY AGREEMENT (this “Trademark Security Agreement”) is entered into as of [•], by and between [•] (“Grantor”) and CAPITAL ONE, NATIONAL ASSOCIATION, in its capacity as collateral agent for the Secured Parties (in such capacity, together with its successors and permitted assigns, the “Collateral Agent”).

PRELIMINARY STATEMENTS

WHEREAS, Grantor is party to a Pledge and Security Agreement, dated as of May 14, 2020 (as it may be from time to time amended, restated, amended and restated, replaced, supplemented or otherwise modified, the “Security Agreement”), in favor of the Collateral Agent pursuant to which Grantor granted to the Collateral Agent, for the benefit of the Secured Parties, a security interest in and continuing lien on, certain intellectual property rights owned by the Grantor and pursuant to which Grantor is required to execute and deliver this Trademark Security Agreement;

NOW, THEREFORE, in consideration of the premises and to induce the Lenders and the Collateral Agent, for the benefit of the Secured Parties, to enter into the Credit Agreement, and to induce the Lenders to make their respective extensions of credit to the Borrower thereunder, Grantor hereby agrees with the Collateral Agent as follows:

SECTION 1. Defined Terms. Unless otherwise defined herein, terms defined in the Security Agreement and used herein have the meaning given to them in the Security Agreement.

SECTION 2. Grant of Security Interest in Trademark Collateral. Grantor hereby pledges and grants to the Collateral Agent for itself and the ratable benefit of the Secured Parties a continuing lien on and security interest in and to all of its right, title and interest in, to and under (a) the Trademarks of Grantor listed on Schedule I attached hereto (excluding any “intent-to-use” trademark application filed with the USPTO prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law); (b) all extensions or renewals of any of the foregoing; (c) all of the goodwill of the business connected with the use of and symbolized by the foregoing; (d) the right to sue for past, present and future infringement or dilution of any of the foregoing or for any injury to goodwill; and (e) all proceeds of the foregoing, including without limitation, licenses, royalties, income, payments, claims, damages and proceeds of suit (collectively, the “Trademark Collateral”).

SECTION 3. Security Agreement. The security interest granted pursuant to this Trademark Security Agreement is granted in conjunction with the security interest granted to the Collateral Agent pursuant to the Security Agreement, and should not be deemed to grant a broader security interest in the Trademark Collateral than what is granted by the Grantor to the Collateral Agent in the Security Agreement. Grantor hereby acknowledges and affirms that the rights and remedies of the Collateral Agent with respect to the security interest in the Trademark Collateral made and granted hereby are more fully set forth in the Security Agreement (and are

48

expressly subject to the terms and conditions thereof), the terms and provisions of which are incorporated by reference as if fully set forth herein. In the event that any provision of this Trademark Security Agreement is deemed to conflict with the Security Agreement, the provisions of the Security Agreement shall control.

SECTION 4. Termination. Upon the termination of the Security Agreement in accordance with its terms, the Collateral Agent shall execute, acknowledge, and deliver to Grantor an instrument in writing in recordable form releasing the collateral pledge, grant, lien and security interest in the Trademark Collateral under this Trademark Security Agreement.

SECTION 5. Counterparts. This Trademark Security Agreement may be executed in any number of counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Trademark Security Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Trademark Security Agreement.

SECTION 6. GOVERNING LAW. THIS TRADEMARK SECURITY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

49

IN WITNESS WHEREOF, Grantor has caused this Trademark Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

[GRANTOR]

By:
Name:
Title:

50

Accepted and Agreed:

CAPITAL ONE, NATIONAL ASSOCIATION, as Collateral Agent

By:
Name:
Title:

51

SCHEDULE I

to

TRADEMARK SECURITY AGREEMENT

UNITED STATES TRADEMARK REGISTRATIONS AND APPLICATIONS:

Mark Name	Mark Image	Country	Status	International Classes	Class Description	Application Number	Filed Date	Registration Number	Registration Date

Country	Trademark	Application Number	Application Date	Registration Number	Registration Date	Current Owner

52

EXHIBIT G-1

FORM OF EQUAL PRIORITY INTERCREDITOR AGREEMENT

[Attached.]

[FORM OF PARI PASSU FIRST LIEN INTERCREDITOR AGREEMENT]

FIRST LIEN INTERCREDITOR AGREEMENT

Among

CAPITAL ONE, NATIONAL ASSOCIATION

as Authorized Representative for the Credit Agreement Secured Parties

and

[        ]

as the Authorized Representative for the Notes Secured Parties

and

each additional Authorized Representative from time to time party hereto dated as of [ ]

FIRST LIEN INTERCREDITOR AGREEMENT dated as of [ ] (as amended, supplemented or otherwise modified from time to time, this “Agreement”), among CAPITAL ONE, NATIONAL ASSOCIATION., as Authorized Representative for the Credit Agreement Secured Parties (in such capacity, the “Credit Agreement Agent”), [        ], as Authorized Representative for the Notes Secured Parties (in such capacity, the “Notes Agent”) and each additional Authorized Representative from time to time party hereto for the Additional First Lien Secured Parties of the Series with respect to which it is acting in such capacity.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Credit Agreement Agent (for itself and on behalf of the Credit Agreement Secured Parties), the Notes Agent (for itself and on behalf of the Notes Secured Parties) and each additional Authorized Representative (for itself and on behalf of the Additional First Lien Secured Parties of the applicable Series) agree as follows:

ARTICLE I

Definitions

Section 1.01. Certain Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Credit Agreement or, if defined in the New York UCC, the meanings specified therein. As used in this Agreement, the following terms have the meanings specified below:

“Additional First Lien Documents” means, with respect to any Series of Additional First Lien Obligations, the notes, indentures, security documents and other operative agreements evidencing or governing such Indebtedness and each other agreement entered into for the purpose of securing any Series of Additional First Lien Obligations.

“Additional First Lien Obligations” means, with respect to any Series of Additional First Lien Obligations, (a) all principal of, and interest (including, without limitation, any interest and fees which accrue after the commencement of any Bankruptcy Case, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional First Lien Obligations, (b) all other amounts payable to the related Additional First Lien Secured Parties under the related Additional First Lien Documents and (c) any renewals or extensions of the foregoing.

“Additional First Lien Secured Party” means with respect to any Series of Additional First Lien Obligations, the holders of such Additional First Lien Obligations and any Authorized Representative with respect thereto.

“Agreement” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Applicable Authorized Representative” means, with respect to any Shared Collateral, (i) until the Notes Agent Authorization Date, the Credit Agreement Agent, (ii) from and after the Notes Agent Authorization Date and until the Discharge of Notes Obligations, the Notes Agent, and (iii) from and after the Discharge of Notes Obligations and the Discharge of Credit Agreement Obligations, the Major Non-Controlling Authorized Representative.

“Authorized Representative” means (i) in the case of any Credit Agreement Obligations or the Credit Agreement Secured Parties, the Credit Agreement Agent, (ii) in the case of the Notes Obligations or the Notes Secured Parties, the Notes Agent and (iii) in the case of any Series of Additional First Lien Obligations or Additional First Lien Secured Parties that become subject to this Agreement after the date hereof, the Authorized Representative named for such Series in the applicable Joinder Agreement.

“Bankruptcy Case” has the meaning assigned to such term in Section 2.05(b).

“Bankruptcy Code” means Title 11 of the United States Code entitled

“Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Bankruptcy Law” means the Bankruptcy Code and any similar Federal, state or foreign law for the relief of debtors, or any arrangement, reorganization, insolvency, moratorium, assignment for the benefit of creditors, any other marshalling of the assets or liabilities of Holdings, the Borrower or any of its Subsidiaries, or similar law affecting creditors’ rights generally.

“Borrower” means (i) at any time prior to the effectiveness of the Closing Date Merger, Lynnwood MergerSub, Inc., a Delaware corporation (the “Initial Borrower”) and (ii) from and after the effectiveness of the Closing Date Merger, LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, New York, New York and if such day relates to a Eurodollar Rate Loan, any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market.

“Collateral” means all assets and properties subject to Liens created pursuant to any First Lien Security Document to secure one or more Series of First Lien Obligations.

“Controlling Obligations” means the Series of First Lien Obligations whose holders are the Controlling Secured Parties.

“Controlling Secured Parties” means, with respect to any Shared Collateral, the Series of First Lien Secured Parties whose Authorized Representative is the Applicable Authorized Representative for such Shared Collateral.

“Credit Agreement” means that certain Credit Agreement dated as of May 14, 2020, as amended, restated, amended and restated, refinanced, extended, replaced, supplemented or otherwise modified from time to time, among the Initial Borrower (which on the Closing Date shall be merged with and into the Company with the Company surviving such merger as the Borrower), Holdings, the Credit Agreement Agent, and each lender from time to time party thereto.

“Credit Agreement Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement and shall include any successors thereto as provided in Article IX of the Credit Agreement.

“Credit Agreement Documents” means the Credit Agreement and each other “Loan Document” as defined in the Credit Agreement.

“Credit Agreement Obligations” means the “Obligations” as defined in the Credit Agreement.

“Credit Agreement Secured Parties” means the “Secured Parties” as defined in the Credit Agreement.

“Credit Agreement Security Agreement” means the “Security Agreement” as defined in the Credit Agreement.

[“Designated Senior Representative” means the “Designated Senior Representative” as defined in the Junior Lien Intercreditor Agreement.]

“Discharge” means, with respect to any Series of First Lien Obligations, the payment in full in cash (except for contingent indemnities and cost and reimbursement obligations to the extent no claim has been made) of (a) all First Lien Obligations in respect of such Series and, with respect to letters of credit or letter of credit guaranties outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with the applicable Secured Credit Document, in each case after or concurrently with the termination of all commitments to extend credit thereunder, (b) any other First Lien Secured Party claims in respect of such Series that are due and payable or otherwise accrued and owing under the applicable Secured Credit Documents at or prior to the time such claims are paid and (c) the termination or expiration of all commitments, if any, of the applicable First Lien Secured Parties to extend credit under the applicable Secured Credit Documents. The term “Discharged” shall have a corresponding meaning.

“Disposition” means any sale, lease, exchange, transfer or other disposition of any Collateral by any Obligor.

“Enforcement Action” means any action to:

(a) foreclose, execute, levy, or collect on, take possession or control of, sell or otherwise realize upon (judicially or non-judicially), or lease, license, or otherwise dispose of (whether publicly or privately), Shared Collateral, or otherwise exercise or enforce remedial rights with respect to Shared Collateral under the First Lien Security Documents (including by way of setoff, recoupment, notification of a public or private sale or other disposition pursuant to the New York UCC or other applicable law, notification to account debtors, notification to depositary banks under deposit account control agreements, or exercise of rights under landlord consents, if applicable);

(b) solicit bids from third Persons to conduct the liquidation or disposition of Shared Collateral or to engage or retain sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers, or other third Persons for the purposes of valuing, marketing, promoting, and selling Shared Collateral;

(c) to receive a transfer of Shared Collateral in satisfaction of Indebtedness (as defined in the Credit Agreement) or any other First Lien Obligation secured thereby;

(d) to otherwise enforce a security interest or exercise another right or remedy, as a secured creditor or otherwise, pertaining to the Shared Collateral at law, in equity, or pursuant to the First Lien Security Documents (including the commencement of applicable legal proceedings or other actions with respect to all or any portion of the Shared Collateral to facilitate the actions described in the preceding clauses, the filing or participation in the filing of, a petition for an Insolvency or Liquidation Proceeding with regard to Borrower or any other Grantor, and exercising voting rights in respect of equity interests comprising Shared Collateral);

(e) the Disposition of Shared Collateral by any Grantor after the occurrence and during the continuation of an event of default under the Secured Credit Documents with the consent of Credit Agreement Agent or Notes Agent, as applicable;

(f) the taking of any action or the exercise of any right or remedy with respect of the collection on, set-off against, marshalling of, injunction respecting or foreclose on the Shared Collateral or the Proceeds thereof or credit bidding for any Shared Collateral; or

(g) the exercise of any right or remedy provided to a First Lien Secured Party on account of a Lien under any of the Secured Credit Documents, under applicable law, by self-help repossession, by notification to account obligors of any Grantor, in an Insolvency or Liquidation Proceeding or otherwise, including the election to retain any of the Shared Collateral in satisfaction of a Lien.

“Event of Default” means an “Event of Default” as defined in any Secured Credit Document.

“First Lien Obligations” means, collectively, (i) the Credit Agreement Obligations, (ii) the Notes Obligations and (iii) each Series of Additional First Lien Obligations.

“First Lien Secured Parties” means (i) the Credit Agreement Secured Parties, (ii) the Notes Secured Parties and (iii) the Additional First Lien Secured Parties with respect to each Series of Additional First Lien Obligations.

“First Lien Security Documents” means (i) the Credit Agreement Security Agreement and the other Security Documents (as defined in the Credit Agreement), (ii) the Notes Security Agreement and the other Security Documents (as defined in the Note Purchase Agreement), (iii) [the Junior Lien Intercreditor Agreement] and (iv) each other agreement entered into for the purpose of securing any Series of First Lien Obligations.

“Grantors” means Holdings, the Borrower and each other Subsidiary which has granted a security interest pursuant to any First Lien Security Document to secure any Series of First Lien Obligations. The Grantors existing on the date hereof are set forth in Annex I hereto.

“Holdings” means Lynnwood Intermediate Holdings, Inc., a Delaware corporation.

“Impairment” has the meaning assigned to such term in Section 1.03.

“Insolvency or Liquidation Proceeding” means:

(1) any case commenced by or against the Borrower or any other Grantor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any other Grantor, any receivership or assignment for the benefit of creditors relating to the Borrower or any other Grantor or any similar case or proceeding relative to the Borrower or any other Grantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any other Grantor are determined and any payment or distribution is or may be made on account of such claims.

“Intervening Creditor” shall have the meaning assigned to such term in Section 2.01(a).

“Joinder Agreement” means a supplement to this Agreement substantially in the form of Annex II hereof required to be delivered by an Authorized Representative to the Credit Agreement Agent pursuant to Section 5.13 hereof in order to establish an additional Series of Additional First Lien Obligations and become Additional First Lien Secured Parties hereunder.

“Junior Lien Intercreditor Agreement” means [    ].

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the New York UCC (or equivalent statutes) of any jurisdiction; provided that in no event will an operating lease be deemed to constitute a Lien.

“Major Non-Controlling Authorized Representative” means, with respect to any Shared Collateral, the Authorized Representative of the Series of Additional First Lien Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of First Lien Obligations with respect to such Shared Collateral.

“New York UCC” shall mean the Uniform Commercial Code as from time to time in effect in the State of New York.

“Non-Controlling Authorized Representative” means, at any time with respect to any Shared Collateral, any Authorized Representative that is not the Applicable Authorized Representative at such time with respect to such Shared Collateral.

“Non-Controlling Secured Parties” means, with respect to any Shared Collateral, the First Lien Secured Parties which are not Controlling Secured Parties with respect to such Shared Collateral.

“Note Purchase Agreement” means that certain [Note Purchase Agreement] dated as of [ ], as further amended, restated, supplemented or otherwise modified, refinanced or replaced from time to time, among Holdings, the Borrower, the purchasers from time to time party thereto, the Notes Agent and the other parties thereto.

“Notes Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement and shall include any successors thereto as provided in Article [ ] of the Note Purchase Agreement.

“Notes Agent Authorization Date” means the earlier of (i) the Discharge of Credit Agreement Obligations and (ii) the Notes Agent Enforcement Date.

“Notes Agent Enforcement Date” means the date which is 180 days after the occurrence of both (i) an Event of Default (under and as defined in the Note Purchase Agreement) and (ii) the Credit Agreement Agent’s and each other Authorized Representative’s receipt of written notice from the Notes Agent certifying that an Event of Default (under and as defined in the Note Purchase Agreement) has occurred and is continuing; provided that the Notes Agent Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred (1) at any time that the Credit Agreement Agent as Applicable Authorized Representative has commenced and is diligently pursuing an Enforcement Action with respect to all or a material portion of the Shared Collateral or (2) as to any Grantor, at any time such Grantor which has granted a security interest in the Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding.

“Notes Documents” means the Note Purchase Agreement and each other [“Note Document”] as defined in the Note Purchase Agreement.

“Notes Obligations” means the [“Secured Obligations”] as defined in the Note Purchase Agreement.

“Notes Secured Parties” means the [“Secured Parties”] as defined in the Note Purchase Agreement.

“Notes Security Agreement” means the [“Collateral Agreement”] as defined in the Note Purchase Agreement.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Possessory Collateral” means any Shared Collateral in the possession of the Credit Agreement Agent or any other First Lien Secured Party (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the Uniform Commercial Code of any jurisdiction. Possessory Collateral includes, without limitation, any Certificated Securities, Promissory Notes, Instruments, and Chattel Paper, in each case, delivered to or in the possession of the Credit Agreement Agent or any other First Lien Secured Party under the terms of the First Lien Security Documents.

“Proceeds” has the meaning assigned to such term in Section 2.01(a) hereof. “Refinance” means, in respect of any indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” have correlative meanings.

“Secured Credit Document” means (i) the Credit Agreement Documents, (ii) the Notes Documents and (iii) each Additional First Lien Document.

“Senior Class Debt” shall have the meaning assigned to such term in Section 5.13.

“Senior Class Debt Parties” shall have the meaning assigned to such term in “Senior Class Debt Representative” shall have the meaning assigned to such term in Section 5.13.

“Senior Lien” means the Liens on the Collateral in favor of the First Lien Secured Parties under the First Lien Security Documents.

“Series” means (a) with respect to the First Lien Secured Parties, each of (i) the Credit Agreement Secured Parties (in their capacities as such), (ii) the Notes Secured Parties (in their capacities as such) and (iii) the Additional First Lien Secured Parties that become subject to this Agreement after the date hereof that are represented by a common Authorized Representative (in its capacity as such for such Additional First Lien Secured Parties) and (b) with respect to any First Lien Obligations, each of (i) the Credit Agreement Obligations, (ii) the Notes Obligations and (iii) the Additional First Lien Obligations incurred pursuant to any Additional First Lien Document, which pursuant to any Joinder Agreement, are to be represented hereunder by a common Authorized Representative (in its capacity as such for such Additional First Lien Obligations).

“Shared Collateral” means, at any time, Collateral in which the holders of two or more Series of First Lien Obligations (or their respective Authorized Representatives) hold a valid and perfected security interest at such time. If more than two Series of First Lien Obligations are outstanding at any time and the holders of less than all Series of First Lien Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Lien Obligations that hold a valid and perfected security interest in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time.

Section 1.02. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, other document, statute or regulation herein shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (vi) the term “or” is not exclusive.

Section 1.03. Impairments. It is the intention of the First Lien Secured Parties of each Series that the holders of First Lien Obligations of such Series (and not the First Lien Secured Parties of any other Series) bear the risk of (i) any determination by a court of competent jurisdiction that (x) any of the First Lien Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of First Lien Obligations), (y) any of the First Lien Obligations of such Series do not have an enforceable security interest in any of the Collateral securing any other Series of First Lien Obligations and/or (z) any intervening security interest exists securing any other obligations (other than another Series of First Lien Obligations) on a basis ranking prior to the security interest of such Series of First Lien Obligations but junior to the security interest of any other Series of First Lien Obligations or (ii) the existence of any Collateral for any other Series of First Lien Obligations that is not Shared Collateral (any such condition referred to in the foregoing clauses (i) or (ii) with respect to any Series of First Lien Obligations, an “Impairment” of such Series). In the event of any Impairment with respect to any Series of First Lien Obligations, the results of such Impairment shall be borne solely by the holders of such Series of First Lien Obligations, and the rights of the holders of such Series of First Lien Obligations (including, without limitation, the right to receive distributions in respect of such Series of First Lien Obligations pursuant to Section 2.01) set forth herein shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such First Lien Obligations subject to such Impairment. Additionally, in the event the First Lien Obligations of any Series are modified pursuant to applicable law (including, without limitation, pursuant to Section 1129 of the Bankruptcy Code), any reference to such First Lien Obligations or the First Lien Documents governing such First Lien Obligations shall refer to such obligations or such documents as so modified.

ARTICLE II

Priorities and Agreements with Respect to Shared Collateral

Section 2.01. Priority of Claims.49 (a) Anything contained herein or in any of the Secured Credit Documents to the contrary notwithstanding (but subject to Section 1.03), if an Event of Default has occurred and is continuing, and the Applicable Authorized Representative or any First Lien Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any Bankruptcy Case of the Borrower or any other Grantor or any First Lien Secured Party receives any payment pursuant to any intercreditor agreement (other than this Agreement [but including the Junior Lien Intercreditor Agreement]) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation of any such Shared Collateral by any First Lien Secured Party or received by the Applicable Authorized Representative or any First Lien Secured Party pursuant to any such intercreditor agreement with respect to such Shared Collateral and proceeds of any such distribution (subject, in the case of any such distribution, to the last sentence of this Section 2.01(a)) to which the First Lien Obligations are entitled under any intercreditor agreement (other than this Agreement) (all proceeds of any sale, collection or other liquidation of any Collateral and all proceeds of any such distribution being collectively referred to as “Proceeds”), shall be applied (i) FIRST, to the payment in full in cash of all amounts owing to the Credit Agreement Agent, the Notes Agent and the Authorized Representative for each Series of Additional First Lien Obligations (each in its capacity as such) pursuant to the terms of any Secured Credit Document, (ii) SECOND, subject to Section 1.03, to the payment in full in cash of the First Lien Obligations of each Series on a ratable basis in accordance with the terms of the applicable Secured Credit Documents and (iii) THIRD, after payment in full in cash of all First Lien Obligations secured by a lien on such Shared Collateral, to the Borrower and the other Grantors or their successors or assigns, as their interests may appear, or to whosoever may be lawfully entitled to receive the same [pursuant to the Junior Lien Intercreditor Agreement] or otherwise, or as a court of competent jurisdiction may direct. If, despite the provisions of this Section 2.01, any First Lien Secured Party shall receive any payment or other recovery in excess of its portion of payments on account of the First Lien Obligations to which it is then entitled in accordance with this Section 2.01, such First Lien Secured Party shall hold such payment or recovery in trust for the benefit of all First Lien Secured Parties for distribution in accordance with this Section 2.01. Notwithstanding the foregoing, with respect to any Shared Collateral for which a third party (other than a First Lien Secured Party) has a lien or security interest that is junior in priority to the security interest of any Series of First Lien Obligations[, after giving effect to the Junior Lien Intercreditor Agreement, if applicable], but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of First Lien Obligations (such third party an “Intervening Creditor”), the value of any Shared Collateral or Proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Shared Collateral or Proceeds to be distributed in respect of the Series of First Lien Obligations with respect to which such Impairment exists.

[49]

NTD: Applicable allocations among first out tranches (which shall be senior following the applicable waterfall triggers) and last out tranches to be incorporated based on structure of Additional First Lien Documents.

(a) It is acknowledged that the First Lien Obligations of any Series may, subject to the limitations set forth in the then extant Secured Credit Documents, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, Refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in Section 2.01(a) or the provisions of this Agreement defining the relative rights of the First Lien Secured Parties of any Series.

(b) Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing any Series of First Lien Obligations granted on the Shared Collateral and notwithstanding any provision of the Uniform Commercial Code of any jurisdiction, or any other applicable law or the Secured Credit Documents or any defect or deficiencies in the Liens securing the First Lien Obligations of any Series or any other circumstance whatsoever (but, in each case, subject to Section 1.03) each First Lien Secured Party hereby agrees that the Liens securing each Series of First Lien Obligations on any Shared Collateral shall be of equal priority.

Section 2.02. Actions with Respect to Shared Collateral; Prohibition on Contesting Liens. (a) With respect to any Shared Collateral, (i) only the Applicable Authorized Representative shall act or refrain from acting with respect to the Shared Collateral, (ii) the Applicable Authorized Representative shall not follow any instructions with respect to such Shared Collateral from any First Lien Secured Party other than the Controlling Secured Parties and (iii) no First Lien Secured Party other than the Controlling Secured Parties shall or shall instruct the Applicable Authorized Representative to take any Enforcement Action (it being agreed that only the Applicable Authorized Representative, acting in accordance with the applicable Secured Credit Documents and this Agreement, shall be entitled to take any such actions or exercise any such remedies with respect to Shared Collateral).

(a) No Non-Controlling Authorized Representative or Non- Controlling Secured Party will contest, protest or object to any foreclosure proceeding or action brought by the Applicable Authorized Representative or any Controlling Secured Party or any other exercise by the Applicable Authorized Representative or any Controlling Secured Party of any rights and remedies relating to the Shared Collateral, in each case, performed in accordance with the terms hereof. The foregoing shall not be construed to limit the rights and priorities of any First Lien Secured Party or Authorized Representative with respect to any collateral not constituting Shared Collateral.

(b) Each of the Authorized Representatives agrees that it will not accept any Lien on any collateral for the benefit of any Series of First Lien Obligations (other than funds deposited for the discharge or defeasance of any Additional First Lien Document) other than pursuant to the First Lien Security Documents and pursuant to Sections 2.03, 8.02 and 8.03 of the Credit Agreement, and by executing this Agreement (or a Joinder Agreement), each Authorized Representative and the Series of First Lien Secured Parties for which it is acting hereunder agree to be bound by the provisions of this Agreement and the other First Lien Security Documents applicable to it.

(c) Each of the First Lien Secured Parties agrees that it will not (and hereby waives any right to) question or contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of any of the First Lien Secured Parties in all or any part of the Collateral, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any Authorized Representative to enforce this Agreement.

Section 2.03. No Interference; Payment Over. (a) Each First Lien Secured Party agrees that (i) it will not challenge or question in any proceeding the validity or enforceability of any First Lien Obligations of any Series or any First Lien Security Document or the validity, attachment, perfection or priority of any Lien under any First Lien Security Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of this Agreement; (ii) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Shared Collateral by the Applicable Authorized Representative made in accordance with the terms hereof, (iii) except as provided in Section 2.02, it shall have no right to (A) direct the Applicable Authorized Representative or any other First Lien Secured Party to exercise any right, remedy or power with respect to any Shared Collateral (including pursuant to any intercreditor agreement) or (B) consent to the exercise by the Applicable Authorized Representative or any other First Lien Secured Party of any right, remedy or power with respect to any Shared Collateral, (iv) it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Applicable Authorized Representative or any other First Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, and no Applicable Authorized Representative or any other First Lien Secured Party shall be liable for any action taken or omitted to be taken by such Applicable Authorized Representative or other First Lien Secured Party with respect to any Shared Collateral in accordance with the provisions of this Agreement, (v) it will not seek, and hereby waives any right, to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral and (vi) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any Authorized Representative or any other First Lien Secured Party to enforce this Agreement.

(a) Each First Lien Secured Party hereby agrees that if it shall obtain possession of any Shared Collateral or shall realize any proceeds or payment in respect of any such Shared Collateral, pursuant to any First Lien Security Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the Discharge of each of the First Lien Obligations, then it shall hold such Shared Collateral, proceeds or payment in trust for the other First Lien Secured Parties and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Applicable Authorized Representative, to be distributed in accordance with the provisions of Section 2.01 hereof.

Section 2.04. Automatic Release of Liens. (a) If, at any time the Applicable Authorized Representative forecloses upon or otherwise exercises remedies against any Shared Collateral resulting in a sale or disposition thereof, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of each Authorized Representative for the benefit of each Series of First Lien Secured Parties upon such Shared Collateral will automatically be released and discharged as and when, but only to the extent, such Liens of the Applicable Authorized Representative on such Shared Collateral are released and discharged; provided that any proceeds of any Shared Collateral realized therefrom shall be applied pursuant to Section 2.01 hereof.

(a) Each Authorized Representative agrees to execute and deliver (at the sole cost and expense of the Grantors) all such authorizations and other instruments as shall reasonably be requested by the Applicable Authorized Representative to evidence and confirm any release of Shared Collateral.

Section 2.05. Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings. (a) This Agreement shall continue in full force and effect notwithstanding the commencement of any proceeding under the Bankruptcy Code or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law by or against the Borrower or any of its Subsidiaries.

(a) If the Borrower and/or any other Grantor shall become subject to a case (a “Bankruptcy Case”) under the Bankruptcy Code and shall, as debtor(s)-in- possession, move for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law or the use of cash collateral under Section 363 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law, each First Lien Secured Party agrees that it will raise no objection to any such financing or to the Liens on the Shared Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes Shared Collateral, unless an Authorized Representative of any Controlling Secured Party shall then oppose or object to such DIP Financing or such DIP Financing Liens or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Lien Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the First Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Shared Collateral as set forth herein), in each case so long as (A) the First Lien Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the Bankruptcy Case, (B) the First Lien Secured Parties of each Series are granted Liens on any additional collateral pledged to any First Lien Secured Parties as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis- a-vis the First Lien Secured

Parties as set forth in this Agreement, (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the First Lien Obligations, such amount is applied pursuant to Section 2.01 of this Agreement, (D) if any First Lien Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection are applied pursuant to Section 2.01 of this Agreement, and (E) such DIP Financing does not otherwise violate the provisions of this Agreement; provided that the First Lien Secured Parties of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the First Lien Secured Parties of such Series or its Authorized Representative that shall not constitute Shared Collateral; and provided, further, that the First Lien Secured Parties receiving adequate protection shall not object to any other First Lien Secured Party receiving adequate protection comparable to any adequate protection granted to such First Lien Secured Parties in connection with a DIP Financing or use of cash collateral.

Section 2.06. Reinstatement. In the event that any of the First Lien Obligations shall be paid in full and such payment or any part thereof shall subsequently, for whatever reason (including an order or judgment for disgorgement of a preference under any Bankruptcy Law, or any similar law, or the settlement of any claim in respect thereof), be required to be returned or repaid, the terms and conditions of this Article II shall be fully applicable thereto until all such First Lien Obligations shall again have been paid in full in cash.

Section 2.07. Insurance. As between the First Lien Secured Parties, the Applicable Authorized Representative shall have the right to adjust or settle any insurance policy or claim covering or constituting Shared Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Shared Collateral.

Section 2.08. Refinancings. The First Lien Obligations of any Series may be Refinanced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under any Secured Credit Document) of any First Lien Secured Party of any other Series, all without affecting the priorities provided for herein or the other provisions hereof; provided that the Authorized Representative of the holders of any such Refinancing indebtedness shall have executed a Joinder Agreement on behalf of the holders of such Refinancing indebtedness.

Section 2.09. Possessory Collateral Agent as Gratuitous Bailee for Perfection. The Possessory Collateral shall be delivered to the Credit Agreement Agent and the Credit Agreement Agent agrees to hold any Shared Collateral constituting Possessory Collateral that is part of the Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the benefit of each other First Lien Secured Party and any assignee solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.09. Pending delivery to the Credit Agreement Agent, each other Authorized Representative agrees to hold any Shared Collateral constituting Possessory Collateral, from time to time in its possession, as gratuitous bailee for the benefit of each other First Lien Secured Party and any assignee, solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.09 and agrees to promptly deliver such Shared Collateral constituting Possessory Collateral to the Applicable Authorized Representative to hold as gratuitous bailee and agent pursuant to the terms of this Section 2.09.

(a) The duties or responsibilities of the Credit Agreement Agent and each other Authorized Representative under this Section 2.09 shall be limited solely to holding any Shared Collateral constituting Possessory Collateral as gratuitous bailee for the benefit of each other First Lien Secured Party for purposes of perfecting the Lien held by such First Lien Secured Parties therein.

(b) Upon the Discharge of the Credit Agreement Obligations, the Credit Agreement Agent shall, at the Grantors’ sole cost and expense and at the request of the Applicable Authorized Representative, (i)(A) deliver to the Applicable Authorized Representative all Shared Collateral, including all proceeds thereof, held or controlled by the Credit Agreement Agent or any of its agents or bailees, including the transfer of possession and control, as applicable, of the Possessory Collateral, together with any necessary endorsements and notices to depositary banks, securities intermediaries and commodities intermediaries, and assign its rights under any landlord waiver or bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral, or (B) direct and deliver such Shared Collateral as a court of competent jurisdiction may otherwise direct, (ii) notify any applicable insurance carrier that it is no longer entitled to be a loss payee or additional insured under the insurance policies of any Grantor issued by such insurance carrier and (iii) notify any governmental authority involved in any condemnation or similar proceeding involving any Grantor that the Applicable Authorized Representative is entitled to approve any awards granted in such proceeding. The Borrower and the other Grantors shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify the Credit Agreement Agent for loss or damage suffered as a result of such transfer, except for loss or damage suffered by the Credit Agreement Agent as a result of its own willful misconduct, gross negligence or bad faith.

ARTICLE III

Existence and Amounts of Liens and Obligations

Section 3.01. Determinations with Respect to Amounts of Liens and Obligations. Whenever any Authorized Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any First Lien Obligations of any Series, or the Shared Collateral subject to any Lien securing the First Lien Obligations of any Series, it may request that such information be furnished to it in writing by each other Authorized Representative and shall be entitled to make such determination on the basis of the information so furnished; provided, however, that if an Authorized Representative shall fail or refuse reasonably promptly to provide the requested information, the requesting Authorized Representative shall be entitled to make any such determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Borrower. Each Authorized Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to any Grantor, any First Lien Secured Party or any other person as a result of such determination.

ARTICLE IV

The Authorized Representatives

Section 4.01. Appointment and Authority. (a) Each of the First Lien Secured Parties authorizes the Applicable Authorized Representative, in accordance with the provisions of this Agreement, to take such actions on its behalf and to exercise such powers as are delegated to, or otherwise given to, the Designated Senior Representative by the terms of the Junior Lien Intercreditor Agreement, together with such powers and discretion as are reasonably incidental thereto and the Applicable Authorized Representative shall be deemed to be the “Controlling Collateral Agent” hereunder for purposes of the definition of “Designated Senior Representative” set forth in the Junior Lien Intercreditor Agreement. In this connection, the Applicable Authorized Representative and any co-agents, sub-agents and attorneys-in-fact appointed by the Applicable Authorized Representative pursuant to Section 4.05 for purposes of exercising any rights and remedies thereunder [or under the Junior Lien Intercreditor Agreement] at the direction of the Controlling Secured Parties, shall be entitled to the benefits of all provisions of this Article IV and the equivalent provision of any Secured Credit Document (as though such co-agents, sub-agents and attorneys-in-fact were the “Collateral Agent” or such other similar named role named therein) as if set forth in full herein with respect thereto.

(a) Each Non-Controlling Secured Party acknowledges and agrees that the Applicable Authorized Representative shall be entitled, for the benefit of the First Lien Secured Parties, to sell, transfer or otherwise dispose of or deal with any Shared Collateral as provided herein and in the First Lien Security Documents, without regard to any rights to which the holders of the Non-Controlling Secured Obligations would otherwise be entitled as a result of such Non-Controlling Secured Obligations. Without limiting the foregoing, each Non-Controlling Secured Party agrees that none of the Applicable Authorized Representative or any other First Lien Secured Party shall have any duty or obligation first to marshal or realize upon any type of Shared Collateral (or any other Collateral securing any of the First Lien Obligations), or to sell, dispose of or otherwise liquidate all or any portion of such Shared Collateral (or any other Collateral securing any First Lien Obligations), in any manner that would maximize the return to the Non-Controlling Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Non-Controlling Secured Parties from such realization, sale, disposition or liquidation. Each of the First Lien Secured Parties waives any claim it may now or hereafter have against the Credit Agreement Agent or the Authorized Representative of any other Series of First Lien Obligations or any other First Lien Secured Party of any other Series arising out of (i) any actions which the Credit Agreement Agent, any Authorized Representative or any First Lien Secured Party takes or omits to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with the First Lien Security Documents or any other agreement related thereto or to the collection of the First Lien Obligations or the valuation, use, protection or release of any security for the First Lien Obligations, (ii) any election by any Applicable Authorized Representative or any holders of First Lien Obligations, in any proceeding instituted under the Bankruptcy Code or any other applicable Bankruptcy Law, of the application of Section 1111(b) of the Bankruptcy Code or any other equivalent provision of any other Bankruptcy Law or (iii) subject to Section 2.05, any borrowing by, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law by, the Borrower or any of its Subsidiaries, as debtor-in-possession. Notwithstanding any other provision of this Agreement, the Applicable Authorized Representative shall not accept any Shared Collateral in full or partial satisfaction of any First Lien Obligations pursuant to Section 9-620 of the Uniform Commercial Code of any jurisdiction, without the consent of each Authorized Representative representing holders of First Lien Obligations for whom such Collateral constitutes Shared Collateral.

Section 4.02. Rights as a First Lien Secured Party. (a) The Person serving as the Applicable Authorized Representative hereunder shall have the same rights and powers in its capacity as a First Lien Secured Party under any Series of First Lien Obligations that it holds as any other First Lien Secured Party of such Series and may exercise the same as though it were not the Applicable Authorized Representative and the term “First Lien Secured Party”, “First Lien Secured Parties”, “Credit Agreement Secured Party”, “Credit Agreement Secured Parties”, “Notes Secured Party”, “Notes Secured Parties”, “Additional First Lien Secured Party” or “Additional First Lien Secured Parties” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Applicable Authorized Representative hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Applicable Authorized Representative hereunder and without any duty to account therefor to any other First Lien Secured Party.

Section 4.03. Exculpatory Provisions. The Applicable Authorized Representative shall not have any duties or obligations except those expressly set forth herein and in the other First Lien Security Documents. Without limiting the generality of the foregoing, the Applicable Authorized Representative:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other First Lien Security Documents that the Applicable Authorized Representative is required to exercise as directed in writing by the Controlling Secured Parties; provided that the Applicable Authorized Representative shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Applicable Authorized Representative to liability or that is contrary to any First Lien Security Document or applicable law;

(iii) shall not, except as expressly set forth herein and in the other First Lien Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Applicable Authorized Representative or any of its Affiliates in any capacity;

(iv) shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Controlling Secured Parties or (ii) in the absence of its own gross negligence or willful misconduct or (iii) in reliance on a certificate of an authorized officer of the Borrower stating that such action is permitted by the terms of this Agreement. The Applicable Authorized Representative shall be deemed not to have knowledge of any Event of Default under any Series of First Lien Obligations unless and until notice describing such Event Default is given to the Applicable Authorized Representative by the Authorized Representative of such First Lien Obligations or the Borrower; and

(v) shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other First Lien Security Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other First Lien Security Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the First Lien Security Documents, (v) the value or the sufficiency of any Collateral for any Series of First Lien Obligations, or (v) the satisfaction of any condition set forth in any Secured Credit Document, other than to confirm receipt of items expressly required to be delivered to the Applicable Authorized Representative.

Section 4.04. Reliance by the Applicable Authorized Representative. The Applicable Authorized Representative shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Applicable Authorized Representative also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. The Applicable Authorized Representative may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 4.05. Delegation of Duties. The Credit Agreement Agent and any Applicable Authorized Representative may perform any and all of its duties and exercise its rights and powers hereunder or under any other First Lien Security Document by or through any one or more sub-agents appointed by the Credit Agreement Agent or such Applicable Authorized Representative. The Credit Agreement Agent, the Applicable Authorized Representative and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Affiliates of the Credit Agreement Agent, the Applicable Authorized Representative and any such sub-agent.

Section 4.06. Non-Reliance on Applicable Authorized Representative and Other First Lien Secured Parties. Each First Lien Secured Party acknowledges that it has, independently and without reliance upon any Authorized Representative or any other First Lien Secured Party or any of their Affiliates and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Secured Credit Documents. Each First Lien Secured Party also acknowledges that it will, independently and without reliance upon any Authorized Representative or any other First Lien Secured Party or any of their Affiliates and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Secured Credit Document or any related agreement or any document furnished hereunder or thereunder.

Section 4.07. Collateral and Guaranty Matters. Each of the First Lien Secured Parties irrevocably authorizes the Applicable Authorized Representative, at its option and in its discretion to release any Lien on any property granted to or held by the Applicable Authorized Representative under any First Lien Security Document in accordance with Section 2.04.

ARTICLE V

Miscellaneous

Section 5.01. Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a) if to the Credit Agreement Agent, to it at 301 W. 11th Street, 4th Floor; Wilmington, DE 19801, Attn: Agency Services, Email: [*];

(b) if to the Notes Agent, to it at [ ];

(c) if to any other Additional Authorized Representative, to it at the address set forth in the applicable Joinder Agreement.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt (if a Business Day) and on the next Business Day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by telecopy or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 5.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 5.01. As agreed to in writing among each Authorized Representative from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable person provided from time to time by such person.

Section 5.02. Waivers; Amendment; Joinder Agreements. (a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(a) Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified (other than pursuant to any Joinder Agreement) except pursuant to an agreement or agreements in writing entered into by each Authorized Representative (and with respect to any such termination, waiver, amendment or modification which by the terms of this Agreement requires the Borrower’s consent or which increases the obligations or reduces the rights of the Borrower or any other Grantor, with the consent of the Borrower).

(b) Notwithstanding the foregoing, without the consent of any First Lien Secured Party, any Authorized Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 5.13 of this Agreement and upon such execution and delivery, such Authorized Representative and the Additional First Lien Secured Parties and Additional First Lien Obligations of the Series for which such Authorized Representative is acting shall be subject to the terms hereof and the terms of the other First Lien Security Documents applicable thereto.

Section 5.03. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other First Lien Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement.

Section 5.04. Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

Section 5.05. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 5.06. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 5.07. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

Section 5.08. Submission to Jurisdiction Waivers; Consent to Service of Process. Each Authorized Representative, on behalf of itself and the First Lien Secured Parties of the Series for whom it is acting, irrevocably and unconditionally

(a) submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of New York sitting in New York City in the Borough of Manhattan and of the United States District Court of the Southern District of New York sitting in the Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement and the First Lien Security Documents or for recognition or enforcement of any judgment, and each of the Authorized Representatives hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State Court or, to the fullest extent permitted by applicable law, in such federal court.

(b) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgement or in any other manner provided by Law.

(c) agrees that each Party (or any First Lien Secured Party) retains the right to serve process in any other manner permitted by Law or to bring proceedings against any other Party in the courts of any other jurisdiction in connection with the exercise of any rights under this Agreement the enforcement of any judgment and

(d) waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue or any action or proceeding arising out of or relating to this Agreement in any court referred to in Paragraph (a) of this Section 5.08. Each of the Parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 5.09. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

Section 5.10. Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 5.11. Conflicts. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any of the Secured Credit Documents the provisions of this Agreement shall control.

Section 5.12. Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First Lien Secured Parties in relation to one another. None of the Borrower, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement (provided that nothing in this Agreement (other than Section 2.04, 2.05, 2.08, 2.09 or Article V) is intended to or will amend, waive or otherwise modify the provisions of any Credit Agreement Document, any Notes Document or any Additional First Lien Documents), and none of the Borrower or any other Grantor may rely on the terms hereof (other than Sections 2.04, 2.05, 2.08, 2.09 and Article V). Nothing in this Agreement is intended to or shall impair the obligations of any Grantor, which are absolute and unconditional, to pay the First Lien Obligations as and when the same shall become due and payable in accordance with their terms.

Section 5.13. Additional Senior Debt. To the extent, but only to the extent permitted by the provisions of the Credit Agreement, the Note Purchase Agreement and the Additional First Lien Documents, the Borrower may incur Additional First Lien Obligations. Any such additional class or series of Additional First Lien Obligations (the “Senior Class Debt”) may be secured by a Lien on the Shared Collateral and may be Guaranteed by the Grantors on a senior basis pari passu with the Liens of the other First Lien Obligations, in each case under and pursuant to the Secured Credit Documents, if and subject to the condition that the Authorized Representative of any such Senior Class Debt (each, a “Senior Class Debt Representative”), acting on behalf of the holders of such Senior Class Debt (such Authorized Representative and holders in respect of any Senior Class Debt being referred to as the “Senior Class Debt Parties”), becomes a party to this Agreement by satisfying the conditions set forth in clauses (i) through (v) of the immediately succeeding paragraph.

In order for a Senior Class Debt Representative to become a party to this Agreement,

(i) such Senior Class Debt Representative and each Grantor shall have executed and delivered an instrument substantially in the form of Annex II (with such changes as may be reasonably approved by the Applicable Authorized Representative and such Senior Class Representative) pursuant to which such Senior Class Debt Representative becomes an Authorized Representative hereunder, and the Senior Class Debt in respect of which such Senior Class Debt Representative is the Authorized Representative and the related Senior Class Debt Parties become subject hereto and bound hereby;

(ii) the Borrower shall have delivered to the Authorized Representatives true and complete copies of each of the Additional First Lien Documents relating to such Senior Class Debt, certified as being true and correct by a Responsible Officer of the Borrower;

(iii) all filings, recordations and/or amendments or supplements to the First Lien Security Documents necessary or desirable in the reasonable judgment of any Authorized Representative to confirm and perfect the Liens securing the relevant obligations relating to such Senior Class Debt shall have been made, executed and/or delivered (or, with respect to any such filings or recordations, acceptable provisions to perform such filings or recordings have been taken in the reasonable judgment of such Authorized Representative), and all fees and taxes in connection therewith shall have been paid (or acceptable provisions to make such payments have been taken in the reasonable judgment of such Authorized Representative);

(iv) the Borrower shall have delivered to the Authorized Representatives an Officer’s Certificate stating that such Senior Class Debt is permitted by each Secured Credit Document to be incurred, or to the extent a consent is otherwise required to permit the incurrence of such Senior Class Debt under any applicable Secured Credit Document, each Grantor has obtained the requisite consent; and

(v) the Additional First Lien Documents, as applicable, relating to such Senior Class Debt shall provide that each Senior Class Debt Party with respect to such Senior Class Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Senior Class Debt.

Section 5.14. Integration. This Agreement together with the other Secured Credit Documents and the First Lien Security Documents represents the agreement of each of the Grantors and the First Lien Secured Parties with respect to the subject matter hereof and there are no promises, undertakings, representations or warranties by any Grantor or any other First Lien Secured Party relative to the subject matter hereof not expressly set forth or referred to herein or in the other Secured Credit Documents or the First Lien Security Documents.

Section 5.15. Grantors.

(a) The Borrower agrees that, if any Subsidiary of Holdings shall become a Grantor after the date hereof, it will promptly cause such Subsidiary to acknowledge and agree to the terms of this Agreement by executing and delivering an instrument in the form of Annex III. Upon such execution and delivery, such Subsidiary will become a Grantor hereunder with the same force and effect as if originally named as a Grantor herein. The execution and delivery of such instrument shall not require the consent of any other party hereunder, and will be acknowledged by the Applicable Authorization Representative. The rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor.

(b) Upon any application or demand by the Borrower or any Grantor to the Applicable Authorized Representative to take or permit any action under any of the provisions of this Agreement or under any Secured Credit Document (if such action is subject to the provisions hereof), at the request of such Authorized Representative, the Borrower or such Grantor, as appropriate, shall furnish to the Applicable Authorized Representative a certificate of an appropriate officer ( an “Officer’s Certificate”) stating that all conditions precedent, if any, provided for in this Agreement or such Secured Credit Document, as the case may be, relating to the proposed action have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Agreement or any Secured Credit Document relating to such particular application or demand, no additional certificate or opinion need be furnished.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CAPITAL ONE, NATIONAL ASSOCIATION, as Credit Agreement Agent,

By
Name:
Title:

[ ], as Notes Agent,

By
Name:
Title:

Acknowledged and Agreed:

LIFESTANCE HEALTH HOLDINGS, INC.,

By
Name:
Title:

LYNNWOOD INTERMEDIATE HOLDINGS, INC.,

By
Name:
Title:

EACH GRANTOR LISTED ON ANNEX I HERETO,

By
Name:
Title:

ANNEX I

Grantors

[                  ]

ANNEX II

[FORM OF] REPRESENTATIVE SUPPLEMENT NO. [ ] dated as of [ ], 20[ ] to the FIRST LIEN INTERCREDITOR AGREEMENT dated as of [    ] (the “First Lien Intercreditor Agreement”), among CAPITAL ONE, NATIONAL ASSOCIATION, as Authorized Representative for the Credit Agreement Secured Parties (in such capacity, the “Credit Agreement Agent”), [ ], as Authorized Representative for the Notes Secured Parties (in such capacity, the “Notes Agent”) and the Additional Authorized Representatives from time to time a party thereto.

A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the First Lien Intercreditor Agreement.

B. As a condition to the ability of the Borrower to incur Additional First Lien Obligations and to secure such Senior Class Debt with the Senior Lien and to have such Senior Class Debt guaranteed by the Grantors on a senior basis, in each case under and pursuant to the First Lien Security Documents, the Senior Class Debt Representative in respect of such Senior Class Debt is required to become an Authorized Representative under, and such Senior Class Debt and the Senior Class Debt Parties in respect thereof are required to become subject to and bound by, the First Lien Intercreditor Agreement. Section 5.13 of the First Lien Intercreditor Agreement provides that such Senior Class Debt Representative may become an Authorized Representative under, and such Senior Class Debt and such Senior Class Debt Parties may become subject to and bound by, the First Lien Intercreditor Agreement, pursuant to the execution and delivery by the Senior Class Representative of an instrument in the form of this Supplement and the satisfaction of the other conditions set forth in Section 5.13 of the Senior Lien Intercreditor Agreement. The undersigned Senior Class Debt Representative (the “New Representative”) is executing this Representative Supplement in accordance with the requirements of the First Lien Intercreditor Agreement and the First Lien Security Documents.

Accordingly, the New Representative agrees as follows:

SECTION 1. In accordance with Section 5.13 of the First Lien Intercreditor Agreement, the New Representative by its signature below becomes an Authorized Representative under, and the related Senior Class Debt and Senior Class Debt Parties become subject to and bound by, the First Lien Intercreditor Agreement with the same force and effect as if the New Representative had originally been named therein as an Authorized Representative, and the New Representative, on behalf of itself and such Senior Class Debt Parties, hereby agrees to all the terms and provisions of the First Lien Intercreditor Agreement applicable to it as an Authorized Representative and to the Senior Class Debt Parties that it represents as Additional First Lien Secured Parties.

Each reference to an “Authorized Representative” in the First Lien Intercreditor Agreement shall be deemed to include the New Representative. The First Lien Intercreditor Agreement is hereby incorporated herein by reference.

SECTION 2. The New Representative represents and warrants to the other First Lien Secured Parties that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the Additional First Lien Documents relating to such Senior Class Debt provide that, upon the New Representative’s entry into this Agreement, the Senior Class Debt Parties in respect of such Senior Class Debt will be subject to and bound by the provisions of the First Lien Intercreditor Agreement as Additional First Lien Secured Parties.

SECTION 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the Applicable Authorized Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Representative and each other Authorized Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission shall be effective as delivery of a manually signed counterpart of this Representative Supplement.

SECTION 4. Except as expressly supplemented hereby, the First Lien Intercreditor Agreement shall remain in full force and effect.

SECTION 5. THIS REPRESENTATIVE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the First Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the First Lien Intercreditor Agreement. All communications and notices hereunder to the New Representative shall be given to it at the address set forth below its signature hereto.

SECTION 8. The Borrower agrees to reimburse each Authorized Representative for its reasonable out-of-pocket expenses in connection with this Representative Supplement, including the reasonable fees, other charges and disbursements of counsel for the Authorized Representatives.

IN WITNESS WHEREOF, the New Representative has duly executed this Representative Supplement to the First Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE], as [___________] for the holders of [___________ ],

By
Name:
Title:

Address for notices:

attention of:

Telecopy:

Acknowledged and Agreed:

LIFESTANCE HEALTH HOLDINGS, INC.,

by
Name:
Title:

LYNNWOOD INTERMEDIATE HOLDINGS, INC.,

by
Name:
Title:

EACH GRANTOR LISTED ON SCHEDULE I HERETO,

by
Name:
Title:

[Schedule 1]

Annex III

SUPPLEMENT NO. [     ] dated as of [         ], 20[     ], to the FIRST LIEN INTERCREDITOR AGREEMENT dated as of [    ] (the “First Lien Intercreditor Agreement”), among CAPITAL ONE, NATIONAL ASSOCIATION, as Authorized Representative for the Credit Agreement Secured Parties (in such capacity, the “Credit Agreement Agent”), [     ], as Authorized Representative for the Notes Secured Parties (in such capacity, the “Notes Agent”) and the Additional Authorized Representatives from time to time a party thereto.

Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the First Lien Intercreditor Agreement.

The Grantors have acknowledged and agreed to the terms of the First Lien Intercreditor Agreement. Pursuant to certain Senior Credit Documents, certain newly acquired or organized Subsidiaries of Holdings are required to acknowledge and agree to the terms of the First Lien Intercreditor Agreement. Section 5.15 of the First Lien Intercreditor Agreement provides that such Subsidiaries may acknowledge and agree to the terms of the First Lien Intercreditor Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned Subsidiary (the “New Grantor”) is executing this Supplement in accordance with the requirements of the Senior Credit Documents.

SECTION 1. In accordance with Section 5.15 of the First Lien Intercreditor Agreement, the New Grantor by its signature acknowledges and agrees to the terms of the First Lien Intercreditor Agreement with the same force and effect as if originally named therein as a Grantor, and the New Grantor hereby agrees to all the terms and provisions of the First Lien Intercreditor Agreement applicable to it as a Grantor thereunder. Each reference to a “Grantor” in the First Lien Intercreditor Agreement shall be deemed to include the New Grantor. The First Lien Intercreditor Agreement is hereby incorporated herein by reference.

SECTION 2. The New Grantor represents and warrants to the Applicable Authorized Representative and the other First Lien Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by Bankruptcy Laws and by general principles of equity.

SECTION 3. This Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the Applicable Authorized Representative shall have received a counterpart of this Supplement that bears the signature of the New Grantor. Delivery of an executed signature page to this Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Supplement.

SECTION 4. Except as expressly supplemented hereby, the First Lien Intercreditor Agreement shall remain in full force and effect.

SECTION 5. THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 6. In case any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the First Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the First Lien Intercreditor Agreement. All communications and notices hereunder to the New Grantor shall be given to it in care of the Borrower as specified in the First Lien Intercreditor Agreement.

SECTION 8. The Borrower agrees to reimburse the Applicable Authorized Representative for its reasonable out-of-pocket expenses in connection with this Supplement, including the reasonable fees, other charges and disbursements of counsel for the Applicable Authorized Representative as required by the applicable Secured Credit Documents.

IN WITNESS WHEREOF, the New Grantor and the Applicable Authorized Representative have duly executed this Supplement to the First Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW GRANTOR],

by
Name:
Title:

[ ], as Applicable Authorized Representative,

by
Name:
Title:

EXHIBIT G-2

FORM OF JUNIOR LIEN INTERCREDITOR AGREEMENT

[Attached.]

[FORM OF JUNIOR LIEN INTERCREDITOR AGREEMENT]

INTERCREDITOR AGREEMENT

Among

CAPITAL ONE, NATIONAL ASSOCIATION

as Initial First Lien Collateral Agent

and

[              ]

as Initial Second Lien Representative

dated as of [ ]

INTERCREDITOR AGREEMENT (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Agreement”), dated as of [_______], among CAPITAL ONE, NATIONAL ASSOCIATION, in its capacity as Representative for the Initial First Lien Claimholders (as defined below), including its successors and assigns from time to time (the “Initial First Lien Collateral Agent”) and [     ], in its capacity as Representative for Initial Second Lien Claimholders (as defined below), including its successors and assigns from time to time (the “Initial Second Lien Representative”).

RECITALS

A. WHEREAS, Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation, with LifeStance Health Holdings, Inc. surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc. (“Holdings”), certain Subsidiaries of Holdings, as subsidiary guarantors (together with Holdings, the “Guarantors”, and together with Holdings and the Borrower, the “Obligors”), the lenders party thereto, Capital One, National Association, as administrative agent and collateral agent have entered into that certain credit agreement, dated as May 14, 2020, (as amended, restated, amended and restated, refinanced, extended, replaced, supplemented or otherwise modified from time to time, the “Initial First Lien Credit Agreement”);

B. WHEREAS, Borrower, the Guarantors, the lenders party thereto, [             ], as administrative agent and collateral agent have entered into that certain [             ], dated as [         ] (as amended, restated, supplemented or otherwise modified, replaced or Refinanced from time to time, the “Initial Second Lien Debt Agreement”);

C. WHEREAS, the First Lien Obligations will be secured on a first priority basis by liens on the First Lien Collateral pursuant to the terms of the First Lien Collateral Documents;

D. WHEREAS, the Second Lien Obligations will be secured on a second priority basis by liens on the Second Lien Collateral pursuant to the terms of the Second Lien Collateral Documents; and

E. WHEREAS, the First Lien Credit Documents and the Second Lien Credit Documents provide, among other things, that the parties thereto shall set forth in this Agreement their respective rights and remedies with respect to the Collateral.

AGREEMENT

In consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1 Definitions.

1.1. Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Initial First Lien Credit Agreement (as in effect on the Closing Date) or, if defined in the UCC, the meanings specified therein. As used in this Agreement, the following terms shall have the following meanings:

“Additional First Lien Claimholders” means, with respect to any series, issue or class of Additional First Lien Debt, the holders of such Indebtedness or any other Additional First Lien Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional First Lien Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Borrowers or any Guarantor under any related Additional First Lien Debt Documents.

“Additional First Lien Debt Documents” means, with respect to any series, issue or class of Additional First Lien Debt, the promissory notes, credit agreements, loan agreements, note purchase agreements, indentures, or other operative agreements evidencing or governing such Indebtedness or the Liens securing such Indebtedness, including the First Lien Collateral Documents.

“Additional First Lien Debt” means any Indebtedness that is incurred, issued or guaranteed by the Borrower and/or any other Guarantor (other than Indebtedness constituting Initial First Lien Obligations) which Indebtedness and Guarantees are secured by Liens on the First Lien Collateral (or a portion thereof) on a senior basis to the Liens securing the Initial Second Lien Obligations; provided, however, that (i) such Indebtedness is permitted to be incurred, secured and guaranteed on such basis by each First Lien Credit Document and Second Lien Credit Document in effect at the time of such incurrence and (ii) the Representative for the holders of such Indebtedness shall have become party to (A) this Agreement pursuant to, and by satisfying the conditions set forth in, Section 8.20 hereof and (B) the Equal Priority Intercreditor Agreement pursuant to, and by satisfying the conditions set forth in, Section[ ] (or comparable section) thereof; provided, further, that, if such Indebtedness will be the initial Additional First Lien Debt incurred or issued by the Borrower after the Closing Date, then the Borrower, the Initial First Lien Collateral Agent and the Representative for such Indebtedness shall have executed and delivered the Equal Priority Intercreditor Agreement. Additional First Lien Debt shall include any Registered Equivalent Notes and Guarantees thereof by the Guarantors issued in exchange therefor.

“Additional First Lien Debt Facility” means each credit agreement, loan agreement, note purchase agreement, indenture or other governing agreement with respect to any Additional First Lien Debt.

“Additional First Lien Obligations” means, with respect to any series, issue or class of Additional First Lien Debt, (a) all principal of, and premium and interest, fees, and expenses (including, without limitation, any interest, fees, or expenses which accrue after the commencement of any Insolvency or Liquidation Proceeding or which would accrue but for the operation of Bankruptcy Laws, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional First Lien Debt, (b) all other amounts payable to the related Additional First Lien Claimholders under the related Additional First Lien Debt Documents and (c) any renewals or extensions of the foregoing.

“Additional Second Lien Claimholders” means, with respect to any series, issue or class of Additional Second Lien Debt, the holders of such Indebtedness or any other Additional Second Lien Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional Second Lien Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Borrowers or any Guarantor under any related Additional Second Lien Debt Documents.

“Additional Second Lien Debt Documents” means, with respect to any series, issue or class of Additional Second Lien Debt, the promissory notes, credit agreements, loan agreements, note purchase agreements, indentures or other operative agreements evidencing or governing such Indebtedness or the Liens securing such Indebtedness, including the Second Lien Collateral Documents.

“Additional Second Lien Debt” means any Indebtedness that is incurred, issued or guaranteed by the Borrower and/or any other Guarantor (other than Indebtedness constituting Initial Second Lien Obligations) which Indebtedness and Guarantees are secured by Liens on the Second Lien Collateral (or a portion thereof) that is junior to the Liens securing the Initial First Lien Obligations; provided, however, that (i) such Indebtedness is permitted to be incurred, secured and guaranteed on such basis by each First Lien Credit Document and Second Lien Credit Document in effect at the time of such incurrence and (ii) the Representative for the holders of such Indebtedness shall have become party to (A) this Agreement pursuant to, and by satisfying the conditions set forth in, Section 8.20 hereof and (B) any Second Lien Intercreditor Agreement (if applicable) pursuant to, and by satisfying the conditions set forth therein; provided, further, that, if such Indebtedness will be the initial Additional Second Lien Debt incurred or issued by the Borrower after the Closing Date, then the Borrower, Holdings, the Initial Second Lien Representative and the Representative for the holders of such Indebtedness shall have executed and delivered the Second Lien Intercreditor Agreement. Additional Second Lien Debt shall include any Registered Equivalent Notes and Guarantees thereof by the Guarantors issued in exchange therefor.

“Additional Second Lien Debt Facility” means each credit agreement, loan agreement, note purchase agreement, indenture or other governing agreement with respect to any Additional Second Lien Debt.

“Additional Second Lien Obligations” means, with respect to any series, issue or class of Additional Second Lien Debt, (a) all principal of, and premium and interest, fees, and expenses (including, without limitation, any interest, fees, or expenses which accrue after the commencement of any Insolvency or Liquidation Proceeding or which would accrue but for the operation of Bankruptcy Laws, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional Second Lien Debt, (b) all other amounts payable to the related Additional Second Lien Claimholders under the related Additional Second Lien Debt Documents and (c) any renewals or extensions of the foregoing.

“Agreement” means this Intercreditor Agreement, as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time.

“Bankruptcy Law” means the Bankruptcy Code and any similar Federal, state or foreign law for the relief of debtors, or any arrangement, reorganization, insolvency, moratorium, assignment for the benefit of creditors, any other marshalling of the assets or liabilities of Holdings, the Borrower or any of its Subsidiaries, or similar law affecting creditors’ rights generally.

“Borrower” has the meaning assigned to that term in the Recitals to this Agreement.

“CFC Interests” as defined in Section 4.3.

“Class Debt” means, collectively, the First Lien Class Debt and Second Lien Class Debt.

“Class Debt Parties” means, collectively, the First Lien Class Debt Parties and Second Lien Class Debt Parties.

“Class Debt Representatives” means, collectively, the First Lien Class Debt Representatives and Second Lien Class Debt Representatives.

“Collateral” means the First Lien Collateral and the Second Lien Collateral.

“Designated First Lien Representative” means (i) the Initial First Lien Collateral Agent, until the payment in full in cash of all the First Lien Obligations under the First Lien Credit Agreement (other than any indemnification obligations for which no claim or demand for payment, whether oral or written, has been made at such time) and (ii) at any time when clause (i) does not apply, the “[Applicable Authorized Representative]” (as defined in the Equal Priority Intercreditor Agreement) at such time.

“Designated Second Lien Representative” means (i) the Initial Second Lien Representative, so long as the Second Lien Facility under the Initial Second Lien Debt Documents is the only Second Lien Facility under this Agreement and (ii) at any time when clause (i) does not apply, the “[Applicable Authorized Representative]” (or similarly defined term) (as defined in the Second Lien Intercreditor Agreement) at such time.

“DIP Financing” as defined in Section 6.1.

“Discharge of First Lien Obligations” means, except to the extent otherwise expressly provided in Section 5.6 and Section 6.5:

(a) payment in full in cash of the principal of, premium and interest (including premium and interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), on all Indebtedness outstanding under the First Lien Credit Documents and constituting First Lien Obligations;

(b) payment in full in cash of all other First Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than any indemnification obligations for which no claim or demand for payment, whether oral or written, has been made at such time);

-93

(c) termination or expiration of all commitments, if any, to extend credit that would constitute First Lien Obligations; and

(d) termination or cash collateralization (in an amount and manner reasonably satisfactory to First Lien Collateral Agent or issuing bank) of all Letters of Credit.

“Discharge of Second Lien Obligations” means:

(a) payment in full in cash of the principal of, premium and interest (including premium and interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), on all Indebtedness outstanding under the Second Lien Credit Documents and constituting Second Lien Obligations;

(b) payment in full in cash of all other Second Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than any indemnification obligations for which no claim or demand for payment, whether oral or written, has been made at such time) and

(c) termination or expiration of all commitments, if any, to extend credit that would constitute Second Lien Obligations.

“Disposition” as defined in Section 5.1(b).

“Enforcement Action” means an action to:

(a) foreclose, execute, levy, or collect on, take possession or control of, sell or otherwise realize upon (judicially or non-judicially), or lease, license, or otherwise dispose of (whether publicly or privately), Collateral, or otherwise exercise or enforce remedial rights with respect to Collateral under the First Lien Credit Documents or the Second Lien Credit Documents (including by way of setoff, recoupment, notification of a public or private sale or other disposition pursuant to the UCC or other applicable law, notification to account debtors, notification to depositary banks under deposit account control agreements, or exercise of rights under landlord consents, if applicable);

(b) solicit bids from third Persons to conduct the liquidation or disposition of Collateral or to engage or retain sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers, or other third Persons for the purposes of valuing, marketing, promoting, and selling Collateral;

(c) to receive a transfer of Collateral in satisfaction of Indebtedness or any other Obligation secured thereby;

(d) to otherwise enforce a security interest or exercise another right or remedy, as a secured creditor or otherwise, pertaining to the Collateral at law, in equity, or pursuant to the First Lien Credit Documents or Second Lien Credit Documents (including the commencement of applicable legal proceedings or other actions with respect to all or any portion of the Collateral to facilitate the actions described in the preceding clauses, the filing or participation in the filing of, a petition for an Insolvency or Liquidation Proceeding with regard to Borrower or any other Obligor, and exercising voting rights in respect of equity interests comprising Collateral);

(e) the Disposition of Collateral by any Obligor after the occurrence and during the continuation of an event of default under the First Lien Credit Documents or the Second Lien Credit Documents with the consent of the applicable First Lien Representatives or Second Lien Representatives, as applicable;

(f) the taking of any action or the exercise of any right or remedy with respect of the collection on, set-off against, marshalling of, injunction respecting or foreclose on the Collateral or the Proceeds thereof or credit bidding for any Collateral; or

(g) the exercise of any right or remedy provided to a First Lien Claimholder on account of a Lien under any of the First Lien Collateral Documents or First Lien Credit Documents, under applicable law, by self-help repossession, by notification to account obligors of any Guarantor, in an Insolvency or Liquidation Proceeding or otherwise, including the election to retain any of the Collateral in satisfaction of a Lien.

“Equal Priority Intercreditor Agreement” means, to the extent executed in connection with the incurrence of Indebtedness secured by Liens on the Collateral which are intended to rank equal in priority to the Liens on the Collateral securing the First Lien Obligations (but without regard to the control of remedies), at the option of the Borrowers and the First Lien Representative acting together in good faith, either (a) an intercreditor agreement substantially in the form of Exhibit G-1 to the Initial First Lien Credit Agreement, together with any changes thereto which are reasonably acceptable to the First Lien Representative and the Borrower or (b) a customary intercreditor agreement in form and substance reasonably acceptable to the Borrower and the First Lien Representatives with respect to each First Lien Facility in existence at the time such intercreditor agreement is entered into, which agreement shall provide that the Liens on the Collateral securing such Indebtedness shall rank equal in priority to the Liens on the Collateral securing the First Lien Obligations (but without regard to the control of remedies), in each case with such modifications thereto as such First Lien Representatives and the Borrower may agree.

“First Lien Claimholders” means, at any relevant time, the Initial First Lien Claimholders and any Additional First Lien Claimholders.

“First Lien Collateral” means any “Collateral” (or equivalent term) as defined in the Initial First Lien Credit Agreement or any other First Lien Credit Document or any other present and future assets and property of any Obligor, whether real, personal or mixed, with respect to which a Lien is granted (or purported to be granted) as security for any First Lien Obligations.

“First Lien Collateral Documents” means the Collateral Documents (as defined in the Initial First Lien Credit Agreement) and any other agreement, document or instrument pursuant to which a Lien is granted (or purported to be granted) securing any First Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“First Lien Credit Documents” means (i) the First Lien Credit Documents and (ii) any Additional First Lien Debt Documents.

“First Lien Facility” means (i) the Initial First Lien Credit Agreement and (ii) any Additional First Lien Debt Facility.

“First Lien Obligations” means (i) the Initial First Lien Obligations and (ii) any Additional First Lien Obligations.

“First Lien Representative” means (i) in the case of any Initial First Lien Obligations or the Initial First Lien Claimholders, the Initial First Lien Collateral Agent and (ii) in the case of any Additional First Lien Debt Facility and the Additional First Lien Claimholders thereunder, the trustee, administrative agent, collateral agent, security agent or similar agent under such Additional First Lien Debt Facility that is named as the Representative in respect of such Additional First Lien Debt Facility in the applicable Joinder Agreement.

“Guarantors” as defined in the Recitals to this Agreement.

“Holdings” as defined in the Recitals hereto.

“Inalienable Interests” as defined in Section 4.3.

“Initial First Lien Claimholders” means the “Secured Parties” as defined in the Initial First Lien Credit Agreement.

“Initial First Lien Collateral Agent” as defined in the Preamble to this Agreement.

“Initial First Lien Credit Agreement” as defined in the Recitals to this Agreement.

“Initial First Lien Credit Documents” means the Initial First Lien Credit Agreement and the other “Credit Documents” (as defined in the Initial First Lien Credit Agreement).

“Initial Second Lien Claimholders” means the “[Secured Parties]” as defined in the Initial Second Lien Debt Agreement.

“Initial Second Lien Debt Agreement” as defined in the Recitals hereto.

“Initial Second Lien Debt Documents” means the Initial Second Lien Debt Agreement and the other “[Credit Documents]” (as defined in the Initial Second Lien Debt Agreement).

“Initial Second Lien Representative” as defined in the Preamble of this Agreement.

“Insolvency or Liquidation Proceeding” means:

(1) any case commenced by or against the Borrower or any other Obligor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any other Obligor, any receivership or assignment for the benefit of creditors relating to the Borrower or any other Obligor or any similar case or proceeding relative to the Borrower or any other Obligor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any other Obligor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any other Obligor are determined and any payment or distribution is or may be made on account of such claims

“New First Lien Debt Notice” as defined in Section 5.6.

“Obligors” as defined in the Recitals hereto, and each other Person that has or may from time to time hereafter execute and deliver a First Lien Collateral Document or a Second Lien Collateral Document as an “obligor”, a “mortgagor” or a “pledgor” (or the equivalent thereof).

“Pay-Over Amount” as defined in Section 6.3(b)(2).

“Pledged Collateral” as defined in Section 5.5(a).

“Post-Petition Interest” means interest, fees, expenses and other charges that, pursuant to the First Lien Credit Documents or the Second Lien Credit Documents, continue to accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest, fees, expenses and other charges are allowed or allowable under the Bankruptcy Law or in any such Insolvency or Liquidation Proceeding.

“Purchase Event” as defined in Section 5.7.

“Recovery” as defined in in Section 6.5.

“Refinance” means, in respect of any indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” shall have correlative meanings.

“Representatives” means the First Lien Representatives and the Second Lien Representatives.

“Second Lien Adequate Protection Payments” as defined in Section 6.3(b)(2).

“Second Lien Claimholders” means, at any relevant time, the Initial Second Lien Claimholders and any Additional Second Lien Claimholders.

“Second Lien Collateral” means any “[Collateral]” (or equivalent term) as defined in any Initial Second Lien Debt Documents or any other Second Lien Credit Document or any other present and future assets and property of any Obligor, whether real, personal or mixed, with respect to which a Lien is granted (or purported to be granted) as security for any Second Lien Obligations.

“Second Lien Collateral Documents” means the “[Security Documents]” (as defined in the Initial Second Lien Debt Agreement) and any other agreement, document or instrument pursuant to which a Lien is granted (or purported to be granted) securing any Second Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“Second Lien Credit Documents” means (i) the Initial Second Lien Debt Documents and (ii) any Additional Second Lien Debt Documents.

“Second Lien Enforcement Date” means, with respect to any Second Lien Representative, the date which is 180 days (through which 180 day period such Second Lien Representative was the Designated Second Lien Representative) after the occurrence of both (i) an Event of Default (under and as defined in the Second Lien Credit Document for which such Second Lien Representative has been named as Representative) and (ii) the Designated First Lien Representative’s and each other Representative’s receipt of written notice from such Second Lien Representative that (x) such Second Lien Representative is the Designated Second Lien Representative and that an Event of Default (under and as defined in the Second Lien Credit Document for which such Second Lien Representative has been named as Representative) has occurred and is continuing and (y) the Second Lien Obligations of the series, issue or class with respect to which such Second Lien Representative is the Second Lien Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable Second Lien Credit Document; provided that the Second Priority Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred (1) at any time a First Lien Representative (or any other Person authorized by it) has commenced and is diligently pursuing any enforcement action with respect to any Collateral or (2) at any time any Obligor which has granted a security interest in any Collateral is then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding.

“Second Lien Facility” means (i) the Initial Second Lien Debt Agreement and (ii) any Additional Second Lien Debt Facility.

“Second Lien Intercreditor Agreement” means the “[Second Lien Intercreditor Agreement]” as defined in the Initial Second Lien Debt Agreement.

“Second Lien Obligations” means all “[Obligations]” as defined in the Initial Second Lien Debt Agreement and all Additional Second Lien Obligations.

“Second Lien Representative” means (i) in the case of any Initial Second Lien Obligations or the Initial Second Lien Claimholders, the Initial Second Lien Representative and (ii) in the case of any Additional Second Lien Debt Facility and the Additional Second Lien Claimholders

thereunder, the trustee, administrative agent, collateral agent, security agent or similar agent under such Additional Second Lien Debt Facility that is named as the Representative in respect of such Additional Second Lien Debt Facility in the applicable Joinder Agreement.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Short Fall” as defined in Section 6.3(b)(2).

1.2. Terms Generally. The definitions of terms in this Agreement shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise:

(a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented, modified, renewed or extended;

(b) any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns;

(c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(d) all references herein to Sections shall be construed to refer to Sections of this Agreement; and

(e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

“Subject Interests” as defined in Section 4.3.

SECTION 2 Lien Priorities.

2.1. Relative Priorities. Notwithstanding (i) the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Second Lien Obligations granted on the Collateral or of any Liens securing the First Lien Obligations granted on the Collateral, (ii) any provision of the UCC or any other applicable law or the Second Lien Credit Documents, (iii) any defect or deficiencies in, or failure to attach or perfect or lapse in perfection of, or avoidance as a fraudulent conveyance or otherwise of, the Liens securing the First Lien Obligations or (iv) any other circumstance whatsoever, in each case whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, each Second Lien Representative, on behalf of itself and each Second Lien Claimholder under its Second Lien Facility, hereby agrees that:

(a) any Lien on the Collateral securing any First Lien Obligations now or hereafter held by or on behalf of any First Lien Representative, any First Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Collateral securing any Second Lien Obligations; and

(b) any Lien on the Collateral securing any Second Lien Obligations now or hereafter held by or on behalf of any Second Lien Representative, any Second Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any First Lien Obligations. All Liens on the Collateral securing any First Lien Obligations shall be and remain senior in all respects and prior to all Liens on the Collateral securing any Second Lien Obligations for all purposes, whether or not such Liens securing any First Lien Obligations are subordinated to any Lien securing any other obligation of Borrower, any other Obligor or any other Person.

It is acknowledged that (i) the aggregate amount of the First Lien Obligations may be increased from time to time, (ii) a portion of the First Lien Obligations consists or may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and (iii) the First Lien Obligations may be extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the Lien on the Collateral securing any Second Lien Obligations hereunder or the provisions of this Agreement defining the relative rights of the First Lien Claimholders and the Second Lien Claimholders.

2.2. Prohibition on Contesting Liens; No Marshalling. Each of the Second Lien Representatives, for itself and on behalf of each Second Lien Claimholder under its Second Lien Facility, and the First Lien Representative, for itself and on behalf of each First Lien Claimholder under its First Lien Facility, agrees that it will not (and hereby waives any right to), directly or indirectly, contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the attachment, priority, validity, perfection or enforceability of a Lien held, or purported to be held, by or on behalf of any of the First Lien Claimholders in the First Lien Collateral or by or on behalf of any of the Second Lien Claimholders in the Second Lien Collateral, as the case may be, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of the First Lien Representative or any First Lien Claimholder to enforce this Agreement, including the provisions of this Agreement relating to the priority of the Liens securing the First Lien Obligations as provided in Sections 2.1 and 3.1 or provisions with respect to the exercise of remedies. Until the Discharge of First Lien Obligations has occurred, no Second Lien Representative nor any Second Lien Claimholder will assert any marshaling, appraisal, valuation or other similar right that may otherwise be available to a junior secured creditor. The Second Lien Representative, for itself and on behalf of each Second Lien Claimholder under its Second Lien Facility, agrees that it will not (and hereby waives any right to), directly or indirectly, contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the amount of the First Lien Obligations.

2.3. No New Liens. So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, the parties hereto agree that Borrower shall not, and shall not permit any other Obligor to:

(a) grant or permit any additional Liens on any asset or property to secure any Second Lien Obligation unless it has granted or concurrently grants a Lien on such asset or property to secure the First Lien Obligations, the parties hereto agreeing that any such Lien shall be subject to Section 2.1 hereof; or

(b) grant or permit any additional Liens on any asset or property to secure any First Lien Obligations unless it has granted or concurrently grants a Lien on such asset or property to secure the Second Lien Obligations.

To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the First Lien Representative and/or the First Lien Claimholders, the Second Lien Representatives, on behalf of Second Lien Claimholders under its Second Lien Facility, agrees that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this Section 2.3 shall be subject to Section 4.2.

Notwithstanding anything in this Agreement to the contrary, (x) any First Lien Representative may, solely with respect to the First Lien Facility with respect to which such First Lien Representative is the Representative, elect with the consent of the Borrower and the consent of the Required Lenders of such First Lien Facility to permit the Obligors to grant Liens on any asset or property of any Obligor to secure any Second Lien Obligations that do not secure the applicable First Lien Facility with respect to which such First Lien Representative is the Representative and (y) any Second Lien Representative may, solely with respect to the Second Lien Facility with respect to which such Second Lien Representative is the Representative, elect with the consent of the Borrower to permit the Obligors to grant Liens on any asset or property of any Obligor to secure any First Lien Obligations that do not secure the applicable Second Lien Facility with respect to which such Second Lien Representative is the Representative.

2.4. Similar Liens and Agreements. The parties hereto agree that it is their intention that the First Lien Collateral and the Second Lien Collateral be identical. In furtherance of the foregoing and of Section 8.9, the parties hereto agree, subject to the other provisions of this Agreement:

(a) upon request by any First Lien Representative or any Second Lien Representative, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the First Lien Collateral and the Second Lien Collateral and the steps taken to perfect their respective Liens thereon and the identity of the respective parties obligated under the First Lien Credit Documents and the Second Lien Credit Documents; and

(b) that the documents and agreements creating or evidencing the First Lien Collateral and the Second Lien Collateral and guarantees for the First Lien Obligations and the Second Lien Obligations shall be in all material respects the same forms of documents other than with respect to (i) the first lien and the second lien nature of the Obligations thereunder, (ii) the delivery of Collateral, the security interest in which may be perfected only by possession or control by a single person of such Collateral prior to the Discharge of First Lien Obligations, and (iii) conforming changes to account for differences in defined terms.

SECTION 3 Enforcement.

3.1. Exercise of Remedies.

(a) Until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, the Second Lien Representatives and the Second Lien Claimholders:

(i) will not commence or maintain, or seek to commence or maintain, any Enforcement Action or otherwise exercise any rights or remedies (including set-off, recoupment and the right to credit bid) with respect to the Collateral (or Subject Interests); provided, however, that the Designated Second Lien Representative may commence an Enforcement Action or otherwise exercise any or all such rights or remedies after Second Lien Enforcement Date;

(ii) will not contest, protest or object to any foreclosure proceeding or action brought by any First Lien Representative or any First Lien Claimholder or any other exercise by a First Lien Representative Agent or any First Lien Claimholder of any rights and remedies relating to the Collateral under the First Lien Credit Documents or otherwise; and

(iii) subject to their rights under clause (a)(1) above, will not object to the forbearance by a First Lien Representative or the First Lien Claimholders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral.

(b) Until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, subject to Section 3.1(a)(1), the Designated First Lien Representative shall have the exclusive right to commence and maintain an Enforcement Action or otherwise enforce rights, exercise remedies (including set-off, recoupment and the right to credit bid) and, subject to Section 5.1, to make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of any Second Lien Representative Agent or any Second Lien Claimholder; provided, that any Proceeds received by a First Lien Representative in excess of those necessary to achieve a Discharge of First Lien Obligations are distributed in accordance with the UCC and other applicable law, subject to the relative priorities described herein. In commencing or maintaining any Enforcement Action or otherwise exercising rights and remedies with respect to the Collateral, the First Lien Representatives and the First Lien Claimholders may enforce the provisions of the First Lien Credit Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion in compliance with any applicable law and without consultation with or the consent of the Second Lien Representatives or any Second Lien Claimholder and

regardless of any provision in the Second Lien Loan Documentation or whether any such exercise is adverse to the interest of any Second Lien Claimholder. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the UCC and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(c) Notwithstanding the foregoing, the Second Lien Representatives may:

(1) file a claim or statement of interest with respect to the Second Lien Obligations; provided that an Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor;

(2) take any action (not adverse to the priority status of the Liens on the Collateral securing the First Lien Obligations, or the rights of any First Lien Representative Agent or the First Lien Claimholders to exercise remedies in respect thereof and not otherwise in contravention of the terms of this Agreement) in order to create, perfect, preserve or protect (but not enforce) its Lien on the Collateral;

(3) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Second Lien Claimholders, including any claims secured by the Collateral, if any, in each case in accordance with the terms of this Agreement; and

(4) exercise any of its rights or remedies with respect to the Collateral after the Second Lien Enforcement Date to the extent permitted by Section 3.1(a)(1).

Each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, agrees that it will not take or receive any Collateral or any proceeds of Collateral in connection with the exercise of any right or remedy (including set-off and recoupment) with respect to any Collateral in its capacity as a creditor, unless and until the Discharge of First Lien Obligations has occurred. Without limiting the generality of the foregoing, unless and until the Discharge of First Lien Obligations has occurred, except as expressly provided in Sections 3.1(a), 6.3(b) and this Section 3.1(c), the sole right of the Second Lien Representatives and the Second Lien Claimholders with respect to the Collateral is to hold a Lien on the Collateral pursuant to the applicable Second Lien Collateral Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of First Lien Obligations has occurred.

(d) Subject to Sections 3.1(a) and (c) and Section 6.3(b):

(1) each Second Lien Representative, for itself and on behalf of the Second Lien Claimholders under its Second Lien Facility, agrees that such Second Lien Representative and such Second Lien Claimholders will not take any action that would hinder any exercise of remedies under the First Lien Credit Documents or is otherwise prohibited hereunder, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise;

(2) each Second Lien Representative, for itself and on behalf of the Second Lien Claimholders under its Second Lien Facility, hereby waives any and all rights it or such Second Lien Claimholders may have as a junior lien creditor or otherwise to object to the manner in which the First Lien Representatives or the First Lien Claimholders seek to enforce or collect the First Lien Obligations or the Liens securing the First Lien Obligations granted in any of the First Lien Collateral undertaken in accordance with this Agreement, regardless of whether any action or failure to act by or on behalf of a First Lien Representative or First Lien Claimholders is adverse to the interest of the Second Lien Claimholders; and

(3) each Second Lien Representative hereby acknowledges and agrees that no covenant, agreement or restriction contained in the Second Lien Collateral Documents or any other Second Lien Credit Document (other than this Agreement) shall be deemed to restrict in any way the rights and remedies of the First Lien Representatives or the First Lien Claimholders with respect to the Collateral as set forth in this Agreement and the First Lien Credit Documents.

(e) Except as specifically set forth in Sections 3.1(a) and (d) and Section 6, the Second Lien Representatives and the Second Lien Claimholders may exercise rights and remedies as unsecured creditors against Borrower or any other Obligor that has guaranteed or granted Liens to secure the Second Lien Obligations in accordance with the terms of the Second Lien Credit Documents and applicable law (other than initiating or joining in an involuntary case or proceeding under the Bankruptcy Code with respect to any Obligor); provided that in the event that any Second Lien Claimholder becomes a judgment Lien creditor in respect of Collateral (or Subject Interests), such judgment Lien shall be subject to the terms of this Agreement for all purposes (including in relation to the First Lien Obligations) as the other Liens securing the Second Lien Obligations are subject to this Agreement.

(f) Nothing in this Agreement impairs or otherwise adversely affects any rights or remedies the First Lien Representatives or the First Lien Claimholders may have with respect to the First Lien Collateral.

(g) During the 180 day period prior to the Second Lien Enforcement Date, the Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, agrees that, unless and until the Discharge of First Lien Obligations has occurred, it will not commence, or join with any Person in commencing, any enforcement, collection, involuntary petition, execution, levy or foreclosure action or proceeding (including, without limitation, any Insolvency or Liquidation Proceeding) with respect to any Lien held by it under the Second Lien Security Documents or any other Second Lien Credit Document or otherwise.

3.2. Actions Upon Breach; Specific Performance.

(a) If any Second Lien Representative or Second Lien Claimholder, in contravention of the terms of this Agreement, in any way takes, attempts to or threatens to take any action with respect to the Collateral (including, without limitation, any Enforcement Action and any attempt to realize upon or enforce any remedy with respect to this Agreement), or fails to take any action required by this Agreement, any First Lien Representative or other First Lien Claimholder (in its or their name or in the name of the Borrower or any other Obligor) or the Borrower may obtain relief against such Second Lien Representative and/or Second Lien Claimholder by injunction, specific performance and/or other appropriate equitable relief. Each Second Priority Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, hereby (i) agrees that the First Lien Claimholders’ damages from the actions of the Second Lien Representatives or any Second Lien Claimholder may at that time be difficult to ascertain and may be irreparable and waives any defense that the Borrower, any other Obligor or the First Lien Claimholders cannot demonstrate damage or be made whole by the awarding of damages its actions may at that time be difficult to ascertain and may be irreparable, and (ii) irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by any First Lien Representative, any other First Lien Claimholder, the Borrower or any other Obligor.

(b) If any Second Lien Representative or any other Second Lien Claimholder, contrary to this Agreement, commences or participates in any action or proceeding against any Obligor or the Collateral, the Designated First Lien Representative may intervene and interpose such defense or plea in its or their name or in the name of such Obligor.

(c) Each First Lien Representative and Second Lien Representative may demand specific performance of this Agreement. The First Lien Representative, on behalf of itself and the First Lien Claimholders under its First Lien Facility, and the Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, hereby irrevocably waive any defense based on the adequacy of a remedy at law and any other defense which might be asserted to bar the remedy of specific performance in any action which may be brought by a First Lien Representative or a Second Lien Representative, as the case may be.

SECTION 4 Payments.

4.1. Application of Proceeds. So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, Collateral (or Subject Interests) or proceeds thereof received in connection with any Enforcement Action or other disposition of, sale of, or collection on, such Collateral (or Subject Interests) upon the exercise of remedies by Designated First Lien Representative shall be applied by the Designated First Lien Representative to the First Lien Obligations in such order as specified in the relevant First Lien Credit Documents; provided that any non-cash Collateral or non-cash Proceeds will be held by the Designated First Lien Representative as Collateral unless the failure to apply such amounts would be commercially unreasonable. Upon the Discharge of First Lien Obligations, the Designated First Lien Representative shall promptly deliver to the Designated Second Lien Representative any Collateral and proceeds of Collateral held by it in the same form as received, with any necessary endorsements to the Designated Second Lien Representative, or as a court of competent jurisdiction may otherwise direct, to be applied by the Designated Second Lien Representative to the Second Lien Obligations in such order as specified in the Second Lien Credit Documents.

4.2. Payments Over.

(a) So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, any Collateral or proceeds thereof (including (i) any Subject Interests, or any proceeds thereof and (ii) assets or proceeds subject to Liens referred to in the final sentence of Section 2.3) received by any Second Lien Representative or any Second Lien Claimholders in connection with any Enforcement Action or other exercise of any right or remedy relating to the Collateral (or Subject Interests) in all cases shall be segregated and held in trust and forthwith paid over to the Designated First Lien Representative for the benefit of the First Lien Claimholders in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The Designated First Lien Representative is hereby authorized to make any such endorsements as agent for the Second Lien Representatives or any such Second Lien Claimholders. This authorization is coupled with an interest and is irrevocable until the Discharge of First Lien Obligations has occurred.

(b) So long as the Discharge of First Lien Obligations has not occurred, if in any Insolvency or Liquidation Proceeding any Second Lien Representative or any Second Lien Claimholders shall receive any distribution of money or other property (including any securities) in respect of the Collateral, such money or other property shall be segregated and held in trust and forthwith paid over to the Designated First Lien Representative for the benefit of the First Lien Claimholders in the same form as received, with any necessary endorsements. Any Lien received by any Second Lien Representative or any Second Lien Claimholders in any Insolvency or Liquidation Proceeding shall be subject to the terms of this Agreement.

4.3. Non-Lienable Assets. Notwithstanding anything to the contrary contained herein, with respect to (i) the right, title and interest of any Obligor in Equity Interests in a CFC or Foreign Subsidiary Holding Company (“CFC Interests”), (ii) the right, title and interest of any Obligor in any Excluded Assets and (iii) any assets, licenses, rights, or privileges of any Obligor that are incapable of being the subject of a Lien in favor of the First Lien Representative or Second Lien Representative (including because of restrictions under applicable law, the nature of the rights, title or interests of such Obligor, or the absence of a consent to such Lien by a third party), irrespective of whether the applicable First Lien Collateral Documents and Second Lien Collateral Documents attempt (or purport) to encumber such assets, licenses, rights, or privileges (the “Inalienable Interests” and, together with CFC Interests and Excluded Assets, the “Subject Interests”), the First Lien Representative and the Second Lien Representative agree that any distribution or recovery the First Lien Representative, or the other First Lien Claimholders, or Second Lien Representative, or the other Second Lien Claim-holders, may receive with respect to, or that is allocable to, the value of any such Subject Interests, or any proceeds thereof, whether received in their capacity as unsecured creditors or otherwise, shall be turned over and applied in accordance with Sections 4.1 and 4.2 as if such distribution or recovery were, or were on account of, Collateral or the proceeds of Collateral.

SECTION 5 Other Agreements.

5.1. Releases.

(a) If in connection with:

(i) any Enforcement Action by a First Lien Representative or any other exercise of a First Lien Representative’s remedies in respect of the Collateral,

(ii) any sale, lease, exchange, transfer or other disposition of any Collateral by any Obligor (including all or substantially all of the Equity Interest of the Borrower or any Subsidiary of the Borrower) (collectively, a “Disposition”) permitted under the terms of the First Lien Credit Documents (whether or not an Event of Default thereunder, and as defined therein, has occurred and is continuing) and not expressly prohibited under the terms of the Second Lien Credit Documents, or

(iii) any agreement between a First Lien Representative and Borrower or any other Obligor to release such First Lien Representative’s Lien on any portion of the Collateral or to release any Obligor from its obligations under its guaranty of the First Lien Obligations (other than in connection with an Enforcement Action or other exercise of a First Lien Representative’s remedies in respect of the Collateral), any of the Liens securing the First Lien Obligations are released, any Obligor is released from its obligations under its guaranty of the First Lien Obligations, or the equity interests of any Person are foreclosed upon or otherwise Disposed of and the Lien on the property or assets of such Person securing the First Lien Obligations is released, then the Liens, if any, of the Second Lien Representatives and the Second Lien Claimholders on such Collateral, and the obligations of such Obligor under its guaranty of the Second Lien Obligations, in each case shall be automatically, unconditionally and simultaneously released. Each Second Lien Representative, for itself or on behalf of any the Second Lien Claimholders under its Second Lien Facility, promptly shall execute and deliver to the Designated First Lien Representative or such Obligor such termination statements, releases and other documents as the Designated First Lien Representative or such Obligor may request to effectively confirm such release.

(b) Until the Discharge of First Lien Obligations occurs, each Second Lien Representative, for itself and on behalf of the Second Lien Claimholders under its Second Lien Facility, hereby irrevocably constitutes and appoints the Designated First Lien Representative (and any of its officers or agents) with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Second Lien Representative or such holder or in the Designated First Lien Representative’s own name, from time to time in the Designated First Lien Representative’s discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary to accomplish the purposes of this Section 5.1, including any endorsements or other instruments of transfer or release. This power is coupled with an interest and is irrevocable until the Discharge of First Lien Obligations has occurred.

(c) Until the Discharge of First Lien Obligations occurs, to the extent that any First Lien Representative or the First Lien Claimholders (i) have released any Lien on Collateral or any Guarantor from its obligation under its guaranty and any such Liens or guaranty are later reinstated or (ii) obtain any new first priority liens or additional guarantees from any Guarantor, then each Second Lien Representative, for itself and for the Second Lien Claimholders under its Second Lien Facility, shall be granted a Lien on any such Collateral, subject to the lien subordination provisions of this Agreement, and an additional guaranty, as the case may be.

(d) Notwithstanding anything to the contrary in any Second Lien Collateral Document, in the event the terms of a First Lien Collateral Document and a Second Lien Collateral Document each require any Obligor (i) to make payment in respect of any item of Collateral, (ii) to deliver or afford control over any item of Collateral to, or deposit any item of Collateral with, (iii) to register ownership of any item of Collateral in the name of or make an assignment of ownership of any Collateral or the rights thereunder, (iv) to cause any securities intermediary, commodity intermediary or other Person acting in a similar capacity to agree to comply, in respect of any item of Collateral, with instructions or orders from, or to treat, in respect of any item of Collateral, as the entitlement holder, (v) to hold any item of Collateral in trust for (to the extent such item of Collateral cannot be held in trust for multiple parties under applicable Law), (vi) to obtain the agreement of a bailee or other third party to hold any item of Collateral for the benefit of or subject to the control of or, in respect of any item of Collateral, to follow the instructions of or (vii) to obtain the agreement of a landlord with respect to access to leased premises where any item of Collateral is located or waivers or subordination of rights with respect to any item of Collateral in favor of, in any case, both the Designated First Lien Representative and any Second Lien Representative or Second Lien Claimholder, such Obligor may, until the applicable Discharge of First Lien Obligations has occurred, comply with such requirement under the Second Lien Collateral Document as it relates to such Collateral by taking any of the actions set forth above only with respect to, or in favor of, the Designated First Lien Representative.

5.2. Insurance. Unless and until the Discharge of First Lien Obligations has occurred, the Designated First Lien Representative and the First Lien Claimholders shall have the sole and exclusive right, subject to the rights of the Obligors under the First Lien Credit Documents, to adjust settlement for any insurance policy covering the Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of First Lien Obligations has occurred, and subject to the rights of the Obligors under the First Lien Credit Documents and Second Lien Credit Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect of the Collateral shall be paid: (i) first, prior to the Discharge of First Lien Obligations having occurred, to the Designated First Lien Representative for the benefit of the First Lien Claimholders pursuant to the terms of the First Lien Credit Documents, (ii) second, after the occurrence of the Discharge of First Lien Obligations and prior to the occurrence of the Discharge of Second Lien Obligations, to the Designated Second Lien Representative for the benefit of the Second Lien Claimholders to the extent required under the Second Lien Credit Documents and (iii) third, to the extent the Discharge of Second Lien Obligations shall have occurred, to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. Until the Discharge of First Lien Obligations has occurred, if any Second Lien Representative or any Second Lien Claimholders shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of this Agreement, it shall segregate and hold in trust and forthwith pay such proceeds over to the Designated First Lien Representative in accordance with the terms of Section 4.2.

5.3. Amendments to First Lien Credit Documents and Second Lien Credit Documents.

(a) The First Lien Credit Documents may be amended, restated, amended and restated, waived, supplemented or otherwise modified in accordance with their terms and the First Lien Credit Agreement may be Refinanced, in each case, without notice to, or the consent of the Second Lien Representatives or the Second Lien Claimholders, all without affecting the lien subordination or other provisions of this Agreement; provided that any such amendment, restatement, amended and restatement, waiver, supplement or modification shall not, without the consent of the Second Lien Representatives (acting at the direction of “Required Lenders” under the applicable Second Lien Credit Documents):

(1) reduce the capacity to incur Indebtedness for borrowed money constituting Second Lien Obligations to an amount less than the aggregate principal amount of term loans and without duplication, the aggregate amount of commitments to extend credit, in each case, under the Second Lien Credit Documents on the day of any such amendment, restatement, supplement, modification or Refinancing; or

(2) contravene any provision of this Agreement.

(b) The Second Lien Credit Documents may be amended, restated, amended and restated, waived, supplemented or otherwise modified in accordance with their terms in each case, without notice to, or the consent of the First Lien Representatives or the First Lien Claimholders, all without affecting the lien subordination or other provisions of this Agreement; provided that any such amendment, restatement, amendment and restatement, waiver, supplement or modification shall not, without the consent of the First Lien Representatives (acting at the direction of “Required Lenders” under the applicable First Lien Credit Documents):

(1) shorten the scheduled maturity of any Second Lien Obligation to inside the maturity date of the First Lien Obligations;

(2) reduce the capacity to incur Indebtedness for borrowed money constituting First Lien Obligations to an amount less than the aggregate principal amount of term loans and without duplication, the aggregate amount of commitments to extend credit, in each case, under the First Lien Credit Documents on the day of any such amendment, restatement, supplement, modification or Refinancing;

(3) contravene any provision of this Agreement.

(c) In the event the applicable First Lien Representative or any First Lien Claimholder and the relevant Obligor enter into any amendment, waiver or consent in respect of any of the First Lien Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any First Lien Collateral Document or changing in any manner the rights of the First Lien Representatives, such First Lien Claimholder, Borrower or any other Obligor thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of the Second Lien Credit Documents (including the Second Lien Collateral Documents) without the consent of the Second Lien Representatives or the Second Lien Claimholders and without any action by the Second

Lien Representatives, Borrower or any other Obligor; provided that, (A) no such amendment, waiver or consent shall have the effect of (i) removing assets subject to the Lien of the Second Lien Collateral Documents, except to the extent that a release of such Lien is permitted by Section 5.1 of this Agreement and provided that there is a corresponding release of the Lien securing the First Lien Obligations, (ii) imposing duties on a Second Lien Representative without its consent or (iii) permitting other Liens on the Collateral not permitted under the terms of the Second Lien Loan Documents or Section 6 hereof and (B) notice of such amendment, waiver or consent shall have been given to the Second Lien Representatives by Borrower within ten (10) Business Days after the effective date of such amendment, waiver or consent.

5.4. Confirmation of Subordination in Second Lien Collateral Documents. The Borrower and each Second Lien Representative, on behalf of the Second Lien Claimholders under its Second Lien Facility, agree that each Second Lien Collateral Document shall include the following language (or language to similar effect approved by the Designated First Lien Representative):

“Notwithstanding anything herein to the contrary, the priority of the lien and security interest granted to the Second Lien Representative pursuant to this Agreement and the exercise of any right or remedy by the Second Lien Representative hereunder are subject to the provisions of the Intercreditor Agreement, dated as of [             ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Intercreditor Agreement”), among Lynnwood Intermediate Holdings, Inc. (“Holdings”), LifeStance Health Holdings, Inc., as borrower, certain subsidiaries of Holdings as guarantors, Capital One, National Association, as Initial First Lien Collateral Agent and [             ], as Initial Second Lien Representative and certain other persons party or that may become party thereto from time to time. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control.”

5.5. Gratuitous Bailee/Agent for Perfection.

(a) Each First Lien Representative agrees to hold that part of the Collateral that is in its possession or control (or in the possession or control of its agents or bailees) to the extent that possession or control thereof is taken to perfect a Lien thereon under the UCC (such Collateral being the “Pledged Collateral”) as collateral agent for the benefit of and on behalf of the First Lien Claimholders and as gratuitous bailee for the benefit of and on behalf of the Second Lien Representatives and the Second Lien Claimholders (such bailment being intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2) and 9-313(c) of the UCC) and any assignee solely for the purpose of perfecting the security interest granted under the First Lien Credit Documents and the Second Lien Credit Documents, respectively, subject to the terms and conditions of this Section 5.5. Solely with respect to any deposit accounts under the control (within the meaning of Section 9-104 of the UCC) of any First Lien Representative, such First Lien Representative agrees to also hold control over such deposit accounts as gratuitous agent for the benefit of the Second Lien Representatives and the Second Lien Claimholders, subject to the terms and conditions of this Section 5.5.

(b) The First Lien Representatives shall have no obligation whatsoever to the First Lien Claimholders, the Second Lien Representatives or any Second Lien Claimholder to ensure that the Pledged Collateral is genuine or owned by any of the Obligors or to preserve rights or benefits of any Person except as expressly set forth in this Section 5.5. The duties or responsibilities of the First Lien Representatives under this Section 5.5 shall be limited solely to holding the Pledged Collateral as bailee (and with respect to deposit accounts, agent) in accordance with this Section 5.5 and delivering the Pledged Collateral upon a Discharge of First Lien Obligations as provided in paragraph (d) below.

(c) The First Lien Representatives shall not have by reason of the First Lien Collateral Documents, the Second Lien Collateral Documents, this Agreement or any other document a fiduciary relationship in respect of the First Lien Claimholders, the Second Lien Representatives or any Second Lien Claimholder and each Second Lien Representative, on its behalf and on behalf of the Second Lien Claimholders under its Second Lien Facility, hereby waive and release each First Lien Representative from all claims and liabilities arising pursuant to such First Lien Representative’s role under this Section 5.5 as gratuitous bailee and gratuitous agent with respect to the Pledged Collateral. It is understood and agreed that the interests of the First Lien Representatives and the Second Lien Representatives may differ and each First Lien Representative shall be fully entitled to act in its own interest without taking into account the interests of the Second Lien Representatives or Second Lien Claimholders.

(d) Upon the Discharge of First Lien Obligations, each applicable First Lien Representative shall (i) deliver the remaining Pledged Collateral in its possession (if any) together with any necessary endorsements (such endorsement shall be without recourse and without any representation or warranty), first, to the Designated Second Lien Representative to the extent the Discharge of Second Lien Obligations has not occurred, and second, to Borrower to the Discharge of Second Lien Obligations has occurred (in each case, so as to allow such Person to obtain possession or control of such Pledged Collateral), and (ii) take all other action reasonably requested by any Second Lien Representative at the expense of the applicable Second Lien Claimholders or the Borrower in connection with the Designated Second Lien Representative obtaining a first-priority interest in the Pledged Collateral or as a court of competent jurisdiction may otherwise direct.

5.6. When Discharge of First Lien Obligations Deemed to Not Have Occurred. If at any time in connection with or after the Discharge of First Lien Obligations has occurred, Borrower either in connection therewith or thereafter enter into any Refinancing of any First Lien Credit Document evidencing a First Lien Obligation, then such Discharge of First Lien Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken as a result of the occurrence of such first Discharge of First Lien Obligations), and, from and after the date on which the New First Lien Debt Notice (defined below) is delivered to the Designated Second Lien Representative in accordance with the next sentence, the obligations under such Refinancing of the First Lien Credit Document shall automatically be treated as First Lien Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth herein, and the agent, representative or trustee for the holders of such First Lien Obligations shall be a First Lien Representative for all purposes of this Agreement; provided, that such First Lien Representative shall have become party to this Agreement pursuant to Section 8.20. Upon receipt of a notice (the “New First Lien Debt Notice”) stating that Borrower have entered into a new First Lien Credit Document (which notice shall include the identity of the new First Lien Representative), each Second Lien Representative shall promptly (a) enter into such documents and agreements (including amendments or supplements to this Agreement) as Borrower or such new First Lien Representative shall reasonably request in order to provide to such new First Lien Representative the rights contemplated hereby, in each case consistent in all material respects with the terms of this Agreement and (b) deliver to such new First Lien Representative any Pledged Collateral held by it together with any necessary endorsements (or otherwise allow the new First Lien Representative to obtain control of such Pledged Collateral). If the new First Lien Obligations under the new First Lien Credit Documents are secured by assets of the Obligors constituting Collateral that do not also secure the Second Lien Obligations, then the Second Lien Obligations shall be secured at such time by a second priority Lien on such assets to the same extent provided in the Second Lien Collateral Documents and this Agreement.

5.7. Purchase Option. Without prejudice to the enforcement of the First Lien Claimholders remedies, the First Lien Claimholders agree that following (i) an acceleration of the First Lien Obligations in accordance with the terms of the applicable First Lien Credit Documents governing the terms thereof, (ii) a payment default (other than with respect to administrative and collateral agency fees) under any First Lien Credit Document that has not been cured (or waived by the applicable First Lien Claimholders) within 60 days of the occurrence thereof, (iii) the commencement of any Insolvency or Liquidation Proceeding or (iv) the exercise of any Enforcement Action by the First Lien Claimholders in respect of a material portion of the Collateral (provided that activation of springing control agreements regarding deposit accounts without application to and permanent reduction of the revolving commitments shall not be deemed to be an exercise of remedies) (each, a “Purchase Event”), the Second Lien Claimholders may, at their sole expense and effort, upon notice from such Second Lien Claimholder to Borrower and the Designated First Lien Representative, irrevocably elect to acquire from the First Lien Claimholders, without warranty or representation or recourse from or to the First Lien Claimholders, all (but not less than all) of the First Lien Obligations and all rights of the First Lien Claimholders under the First Lien Credit Documents; provided that (w) any such purchase option must be exercised within 15 days after the initial occurrence of any Purchase Event, (x) the First Lien Representatives and the First Lien Claimholders shall retain all rights to be indemnified or to be held harmless by the Obligors in accordance with the terms of the First Lien Credit Documents, (y) such assignment shall not conflict with any law, rule or regulation or order of any court or other governmental authority having jurisdiction, and (z) the applicable Second Lien Claimholders shall have paid to the applicable First Lien Representative, for the account of the applicable First Lien Claimholders, in immediately available funds, an amount equal to 100% of the principal of such Indebtedness plus all accrued and unpaid interest thereon plus all accrued and unpaid fees (including reasonable attorney’s fees and costs) and premiums (including any applicable prepayment premium) and any breakage costs and expenses plus all the other First Lien Obligations then outstanding (which shall include, with respect to the aggregate face amount of the letters of credit outstanding under the First Lien Credit Documents, an amount in cash equal to 105% thereof). In order to effectuate the foregoing, the Designated First Lien Representative shall calculate, upon the written request of the Designated Second Lien

Representative from time to time, the amount in cash that would be necessary to so purchase the First Lien Obligations. If the right set forth in this Section 5.7 is exercised: (1) the parties shall endeavor to close promptly thereafter but in any event within ten (10) Business Days of the notice set forth in the first sentence of this Section 5.7, (2) such purchase of the First Lien Obligations shall be exercised pursuant to documentation mutually and reasonably acceptable to each of the First Lien Representatives and the Second Lien Representative(s) named as Representative for each exercising Second Lien Claimholder, and (3) such First Lien Obligations shall be purchased pro rata among the Second Lien Claimholders giving notice to the Designated Second Lien Representative of their intent to exercise the purchase option hereunder according to such Second Lien Claimholders’ portion of the Second Lien Obligations outstanding on the date of purchase pursuant to this Section 5.7. In the event that any one or more of the Second Lien Claimholders exercises the purchase option set forth in this Section 5.7: (A) the applicable First Lien Representative shall have the right, but not the obligation, to immediately resign under the applicable First Lien Credit Documents upon the closing of such purchase and (B) the purchasing Second Lien Claimholders shall have the right, but not the obligation, to require the applicable First Lien Representative to immediately resign under the applicable First Lien Credit Documents upon the closing of such purchase.

SECTION 6 Insolvency or Liquidation Proceedings.

6.1. Finance and Sale Issues. Until the Discharge of First Lien Obligations has occurred, if Borrower or any other Obligor shall be subject to any Insolvency or Liquidation Proceeding and any First Lien Representative shall desire to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code), on which such First Lien Representative or any other creditor has a Lien or to consent (or not object) to Borrower or any other Obligor obtaining financing, whether from the First Lien Claimholders or any other Person under Section 363 or 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP Financing”), then each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, agrees that it will consent to such Cash Collateral use or such DIP Financing and will not be entitled to raise (and will not raise or support any Person in raising), but instead shall be deemed to have hereby irrevocably and absolutely waived, any objection, and shall not otherwise in any manner be entitled to oppose or support any Person in opposing, such Cash Collateral use or such DIP Financing and to the extent the Liens securing the First Lien Obligations are subordinated to or pari passu with such DIP Financing, each Second Lien Representative will subordinate (and will be deemed to have subordinated) its Liens in the Collateral to (x) the Liens securing such DIP Financing (and all obligations relating thereto) on the same basis as the Liens securing the Second Lien Obligations are so subordinated to the Lien securing the First Lien Obligations under this Agreement, (y) any adequate protection Liens provided to the First Lien Claimholders and (z) to any “carve-out” for professional and United States Trustee fees agreed to by the First Lien Claimholders and will not request adequate protection or any other relief in connection therewith (except, as expressly agreed by the First Lien Representatives or to the extent permitted by Section 6.3). No Second Lien Claimholder may provide DIP Financing to a Borrower or other Obligor secured by Liens equal or senior in priority to the Liens securing any First Lien Obligations. Each Second Lien Representative, on its behalf and on behalf of the Second Lien Claimholders under its Second Lien Facility, agrees that it will raise no objection or oppose a motion to sell or otherwise dispose of any Collateral free and clear of its Liens or other claims under Section 363 of the Bankruptcy Code if the requisite First Lien Claimholders have consented to such sale or disposition of such assets.

6.2. Relief from the Automatic Stay. Until the Discharge of First Lien Obligations has occurred, each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, agrees that none of them shall: (i) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the Designated First Lien Representative or (ii) oppose any request by any First Lien Representative for relief from such stay.

6.3. Adequate Protection.

(a) Each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, agrees that none of them shall contest (or support any other Person contesting):

(1) any request by any First Lien Representative or the First Lien Claimholders for “adequate protection” under any Bankruptcy Law;

(2) any objection by any First Lien Representative or the First Lien Claimholders to any motion, relief, action or proceeding based on any First Lien Representative or the First Lien Claimholders claiming a lack of adequate protection; or

(3) the payment of interest fees, expenses or other amounts to any First Lien Representative or any other First Lien Claimholder under Section 506(b) or 506(c) of the Bankruptcy Code or otherwise.

(b) Notwithstanding the foregoing provisions in this Section 6.3, in any Insolvency or Liquidation Proceeding:

(1) if the First Lien Claimholders (or any subset thereof) is granted adequate protection in the form of additional or replacement collateral in connection with any Cash Collateral use or DIP Financing, then each Second Lien Representative, on behalf of itself or any of the Second Lien Claimholders under it Second Lien Facility, may seek or request adequate protection in the form of a Lien on such additional or replacement Collateral, which Lien will be subordinated to the adequate protection and other Liens securing the First Lien Obligations and such Cash Collateral use or DIP Financing (and all obligations relating thereto) on the same basis as the other Liens securing the Second Lien Obligations are so subordinated to the First Lien Obligations under this Agreement; and

(2) each Second Lien Representative and Second Lien Claimholders shall only be permitted to seek adequate protection with respect to their rights in the Collateral in any Insolvency or Liquidation Proceeding in the form of (A) additional collateral; provided that, as adequate protection for the First Lien Obligations, each First Lien Representative, on behalf of the First Lien Claimholders under its First Lien Facility, is also granted a Lien on such additional collateral senior to that granted to the Second Lien

Claimholders; (B) replacement Liens on the Collateral; provided that, as adequate protection for the First Lien Obligations, each First Lien Representative, on behalf of the First Lien Claimholders under its First Lien Facility, is also granted replacement Liens on the Collateral senior to that granted to the Second Lien Claimholders; (C) an administrative expense claim; provided that, as adequate protection for the First Lien Obligations, each First Lien Representative, on behalf of the First Lien Claimholders under its First Lien Facility, is also granted an administrative expense claim which is senior and prior to the administrative expense claim of the Second Lien Representatives and the Second Lien Claimholders and each Second Lien Representative on behalf of itself and each of the Second Lien Claimholders under its Second Lien Facility agrees, pursuant to Section 1129(a)(9) of the Bankruptcy Code, that any such junior superpriority administrative expense claims (including any claim arising under 507(b) of the Bankruptcy Code) granted to the Second Lien Claimholders as adequate protection in accordance with this Section 6.3 may be paid under any plan of reorganization in any combination of cash, debt, equity or other property having a value on the effective date of such plan equal to the allowed amount of such claims; and (D) cash payments with respect to interest on the Second Lien Obligations; provided that (1) as adequate protection for the First Lien Obligations, each First Lien Representative, on behalf of the First Lien Claimholders under its First Lien Facility, is also granted cash payments with respect to interest on the First Lien Obligations and (2) such cash payments do not exceed an amount equal to the interest accruing on the principal amount of Second Lien Obligations outstanding on the date such relief is granted at the interest rate under the Second Lien Credit Documents and accruing from the date any Second Lien Representative is granted such relief. If any Second Lien Claimholder receives postpetition interest and/or adequate protection payments in an Insolvency or Liquidation Proceeding (“Second Lien Adequate Protection Payments”), and the First Lien Claimholders do not receive payment in full in cash of all First Lien Obligations upon the effectiveness of the plan of reorganization for, or conclusion of, that Insolvency or Liquidation Proceeding, then, each Second Lien Claimholders shall, if requested by a First Lien Representative (at the direction of the Required Lenders (as defined in the applicable First Lien Credit Documents)), pay over to the First Lien Claimholders an amount (the “Pay-Over Amount”) equal to the lesser of (i) the Second Lien Adequate Protection Payments received by such Second Lien Claimholders and (ii) the amount of the short-fall (the “Short Fall”) in payment in full in cash of the First Lien Obligations. Notwithstanding anything herein to the contrary, the First Lien Claimholders shall not be deemed to have consented to, and expressly retain their rights to object to the grant of adequate protection in the form of cash payments to the Second Lien Claimholders made pursuant to the foregoing Section 6.3(b).

(c) Each Second Lien Representative, for itself and on behalf of the other Second Lien Claimholders under its Second Lien Facility, agrees that notice of a hearing to approve DIP Financing or use of Cash Collateral on an interim basis shall be adequate if delivered to each Second Lien Representative at least two (2) Business Days in advance of such hearing and that notice of a hearing to approve DIP Financing or use of Cash Collateral on a final basis shall be adequate if delivered to each Second Lien Representative at least fifteen (15) days in advance of such hearing.

6.4. No Waiver. Subject to Sections 3.1(a) and (c), nothing contained herein shall prohibit or in any way limit any First Lien Representative or any First Lien Claimholder from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by any Second Lien Representative or any of the Second Lien Claimholders, including the seeking by any Second Lien Representative or any Second Lien Claimholders of adequate protection or the asserting by any Second Lien Representative or any Second Lien Claimholders of any of its rights and remedies under the Second Lien Credit Documents or otherwise.

6.5. Avoidance Issues. If any First Lien Claimholder is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of the Borrower or any other Obligor any amount paid in respect of First Lien Obligations (a “Recovery”), then such First Lien Claimholders shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts, and from and after the date of such reinstatement the Discharge of First Lien Obligations shall be deemed not the have occurred for all purposes hereunder. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Upon any such reinstatement of First Lien Obligations, each Second Lien Claimholder will deliver to the Designated First Lien Representative any Collateral or Proceeds thereof received between the Discharge of the First Lien Obligations and their reinstatement in accordance with Section 4.2. No Second Lien Claimholder may benefit from a Recovery, and any distribution made to a Second Lien Claimholder as a result of a Recovery will paid over to the Designated First Lien Representative for application to the First Lien Obligations in accordance with Section 4.1.

6.6. Reorganization Securities. If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of First Lien Obligations and on account of Second Lien Obligations, then, to the extent the debt obligations distributed on account of the First Lien Obligations and on account of the Second Lien Obligations are secured by Liens upon the same property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

6.7. Post-Petition Interest.

(a) Neither any Second Lien Representative nor any Second Lien Claimholder shall oppose or seek to challenge any claim by any First Lien Representative or any First Lien Claimholder for allowance in any Insolvency or Liquidation Proceeding of First Lien Obligations consisting of Post-Petition Interest to the extent of the value of any First Lien Claimholder’s Lien, without regard to the existence of the Lien of any Second Lien Representative on behalf of the Second Lien Claimholders on the Collateral.

(b) Provided that the First Lien Representatives, on behalf of the applicable First Lien Claimholders, have been granted an allowed claim in the applicable Insolvency or Liquidation Proceedings for First Lien Obligations consisting of post-petition interest, fees, or expenses; the Second Lien Representatives may seek a claim for allowance in any Insolvency or Liquidation

Proceeding of Second Lien Obligations consisting of post-petition interest, fees, or expenses; provided, that any claim by a Second Lien Representative or any Second Lien Claimholder is limited to the extent of the value of the Lien in favor of the Second Lien Claimholders on the Collateral (after taking into account the value of the Lien in favor of the First Lien Obligations).

6.8. Waiver. Each Second Lien Representative, for itself and on behalf of the Second Lien Claimholders under its Second Lien Facility,

(a) waives any claim it may hereafter have against any First Lien Claimholder arising out of the election of any First Lien Claimholder of the application of Section 1111(b)(2) of the Bankruptcy Code, and/or out of any cash collateral or financing arrangement or out of any grant of a security interest in connection with the Collateral in any Insolvency or Liquidation Proceeding so long as such actions are not in express contravention of the terms of this Agreement;

(b) waives any right to assert or enforce any claim under Section 5.06(c) or 552 of the Bankruptcy Code as against First Lien Claimholders or any of the Collateral to the extent securing the First Lien Obligations; and

(c) solely in its capacity as a holder of a Lien on Collateral, waives any claim or cause of action that any Obligor may have against any First Lien Claimholder, except to the extent arising from a breach by such First Lien Claimholder of the provisions of this Agreement.

6.9. Separate Grants of Security and Separate Classification. Each Second Lien Representative, for itself and on behalf of the Second Lien Claimholders under its Second Lien Facility, and each First Lien Representative for itself and on behalf of the First Lien Claimholders under its First Lien Facility, acknowledges and agrees that

(a) the grants of Liens pursuant to the First Lien Collateral Documents and the Second Lien Collateral Documents constitute two separate and distinct grants of Liens;

(b) the First Lien Obligations include all interest, fees, and expenses that accrue after the commencement of any Insolvency or Liquidation Proceeding of any Obligor at the rate provided for in the First Lien Credit Documents governing the same, whether or not a claim for post-petition interest, fees, or expenses is allowed or allowable in any such Insolvency or Liquidation Proceeding; and

(c) because of, among other things, their differing rights in the Collateral, the Second Lien Obligations are fundamentally different from the First Lien Obligations and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding.

To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the First Lien Claimholders and the Second Lien Claimholders in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each of the parties hereto hereby acknowledges and agrees that, subject to Sections 2.1 and 4.1, all distributions shall be made as if there were separate classes of senior and junior secured claims against the Obligors in respect of the

Collateral (with the effect being that, to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all claims held by the Second Lien Claimholders), the First Lien Claimholders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing (or that would be owing if there were such separate classes of senior and junior secured claims) in respect of post-petition interest, including any additional interest payable pursuant to the First Lien Credit Documents, arising from or related to a default, which is disallowed as a claim in any Insolvency or Liquidation Proceeding which may not be allowed or allowable in whole or in part in the respective Insolvency or Liquidation Proceeding) before any distribution is made in respect of the claims held by the Second Lien Claimholders with respect to the Collateral, with each Second Lien Representative, for itself and on behalf of the Second Lien Claimholders under its Second Lien Facility, hereby acknowledging and agreeing to turn over to the Designated First Lien Representative, for itself and on behalf of the First Lien Claimholders, Collateral or proceeds of Collateral otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Second Lien Claimholders).

6.10. Effectiveness in Insolvency or Liquidation Proceedings. The parties hereto acknowledge that this Agreement is a “subordination agreement” under section 510(a) of the Bankruptcy Code, which will be effective before, during and after the commencement of an Insolvency or Liquidation Proceeding. All references in this Agreement to any Obligor will include such Person as a debtor-in-possession and any receiver or trustee for such Person in an Insolvency or Liquidation Proceeding.

6.11. Voting. No Second Lien Claimholder may propose, support or vote in favor of any plan of reorganization (and each shall be deemed to have voted to reject any plan of reorganization) unless such plan (a) pays off, in cash in full, all First Lien Obligations or (b) is accepted by the class of holders of First Lien Obligations voting thereon in accordance with Section 1126(e) of the Bankruptcy Code.

SECTION 7 Reliance; Waivers; Etc.

7.1. Reliance. Other than any reliance on the terms of this Agreement, each First Lien Representative, on behalf of the First Lien Claimholders under its First Lien Facility, acknowledges that such First Lien Claimholders have, independently and without reliance on any Second Lien Representative or any Second Lien Claimholders, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into such First Lien Credit Documents and be bound by the terms of this Agreement and they will continue to make their own credit decision in taking or not taking any action under the First Lien Credit Documents or this Agreement. Each Second Lien Representative, on behalf of the Second Lien Claimholders under its Second Lien Facility, acknowledges that the Second Lien Claimholders have, independently and without reliance on any First Lien Representative or any First Lien Claimholder, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into each of the Second Lien Credit Documents and be bound by the terms of this Agreement and they will continue to make their own credit decision in taking or not taking any action under the Second Lien Credit Documents or this Agreement.

7.2. No Warranties or Liability. Each First Lien Representative, on behalf of itself and the First Lien Claimholders under its First Lien Facility, acknowledges and agrees that each Second Lien Representative and the Second Lien Claimholders have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Second Lien Credit Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein, the Second Lien Claimholders will be entitled to manage and supervise their respective loans and extensions of credit under the Second Lien Credit Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. Each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, acknowledges and agrees that each First Lien Representative and the First Lien Claimholders have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the First Lien Credit Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein, the First Lien Claimholders will be entitled to manage and supervise their respective loans and extensions of credit under their respective First Lien Credit Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. Each Second Lien Representative and the Second Lien Claimholders shall have no duty to any First Lien Representative or any of the First Lien Claimholders, and each First Lien Representative and the First Lien Claimholders shall have no duty to any Second Lien Representative or any of the Second Lien Claimholders, to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreements with Borrower or any other Obligor (including the First Lien Credit Documents and the Second Lien Credit Documents), regardless of any knowledge thereof which they may have or be charged with.

7.3. No Waiver of Lien Priorities.

(a) No right of the First Lien Claimholders, the First Lien Representatives or any of them to enforce any provision of this Agreement or any First Lien Credit Document shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Borrower or any other Obligor or by any act or failure to act by any First Lien Claimholder or any First Lien Representative, or by any noncompliance by any Person with the terms, provisions and covenants of this Agreement, any of the First Lien Credit Documents or any of the Second Lien Credit Documents, regardless of any knowledge thereof which the First Lien Representatives or the First Lien Claimholders, or any of them, may have or be otherwise charged with.

(b) Without in any way limiting the generality of the foregoing paragraph, the First Lien Claimholders, the First Lien Representatives and any of them may, at any time and from time to time in accordance with the First Lien Credit Documents and/or applicable law, without the consent of, or notice to, the Second Lien Representatives or any Second Lien Claimholders, without incurring any liabilities to the Second Lien Representatives or any Second Lien Claimholders and without impairing or releasing the Lien priorities and other benefits provided in this Agreement (even if any right of subrogation or other right or remedy of the Second Lien Representatives or any Second Lien Claimholders is affected, impaired or extinguished thereby) do any one or more of the following:

(1) change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange, increase or alter, the terms of any of the First Lien Obligations or any Lien on any First Lien Collateral or guaranty thereof or any liability of Borrower or any other Obligor, or any liability incurred directly or indirectly in respect thereof (including any increase in or extension of the First Lien Obligations, without any restriction as to the tenor or terms of any such increase or extension) or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by the First Lien Representatives or any of the First Lien Claimholders, the First Lien Obligations or any of the First Lien Credit Documents;

(2) sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner and in any order any part of the First Lien Collateral or any liability of Borrower or any other Obligor to the First Lien Claimholders or the First Lien Representatives, or any liability incurred directly or indirectly in respect thereof;

(3) settle or compromise any First Lien Obligation or any other liability of Borrower or any other Obligor or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to any liability (including the First Lien Obligations) in any manner or order; and

(4) exercise or delay in or refrain from exercising any right or remedy against Borrower or any security or any other Obligor or any other Person, elect any remedy and otherwise deal freely with Borrower, any other Obligor or any First Lien Collateral and any security and any guarantor or any liability of Borrower or any other Obligor to the First Lien Claimholders or any liability incurred directly or indirectly in respect thereof.

(c) Each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, also agrees that the First Lien Claimholders and the First Lien Representatives shall have no liability to the Second Lien Representatives or any Second Lien Claimholders, and each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, hereby waives any claim against any First Lien Claimholder or the First Lien Representatives, arising out of any and all actions which the First Lien Claimholders or the First Lien Representatives may take or permit or omit to take with respect to:

(1) the First Lien Credit Documents (other than this Agreement);

(2) the collection of the First Lien Obligations; or

(3) the foreclosure upon, or sale, liquidation or other disposition of, any First Lien Collateral. Each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, agrees that the First Lien Claimholders and the First Lien Representatives have no duty to them in respect of the maintenance or preservation of the First Lien Collateral, the First Lien Obligations or otherwise.

(d) Until the Discharge of First Lien Obligations, each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, agrees not to assert and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of, any marshalling, appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to the Collateral or any other similar rights a junior secured creditor may have under applicable law.

7.4. Obligations Unconditional. All rights, interests, agreements and obligations of each First Lien Representative and the First Lien Claimholders and each Second Lien Representative and the Second Lien Claimholders, respectively, hereunder shall remain in full force and effect irrespective of:

(a) any lack of validity or enforceability of any First Lien Credit Documents or any Second Lien Credit Documents or the perfection of any Liens thereunder;

(b) except as otherwise expressly set forth in this Agreement, any change in the time, manner or place of payment of, or in any other terms of, all or any of the First Lien Obligations or Second Lien Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any First Lien Credit Document or any Second Lien Credit Document;

(c) except as otherwise expressly set forth in this Agreement, any exchange of any security interest in any Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the First Lien Obligations or Second Lien Obligations or any guaranty thereof;

(d) the commencement of any Insolvency or Liquidation Proceeding in respect of Borrower or any other Obligor; or

(e) any other circumstances which otherwise might constitute a defense available to, or a discharge of, (i) the Borrower or any other Obligor in respect of the First Lien Obligations (other than the Discharge of First Lien Obligations subject to Section 5.6 and 6.5 hereof) or (ii) any Second Lien Representative or the Second Lien Obligations in respect of this Agreement.

SECTION 8 Miscellaneous.

8.1. Conflicts. In the event of any conflict between the provisions of this Agreement and the provisions of the First Lien Credit Documents or the Second Lien Credit Documents, the provisions of this Agreement shall govern and control. Notwithstanding the foregoing, (a) the relative rights and obligations of the First Lien Representatives and the First Lien Claimholders (as amongst themselves) with respect to any First Lien Collateral shall be governed by the terms of the Equal Priority Intercreditor Agreement and in the event of any conflict between the Equal Priority Intercreditor Agreement and this Agreement relating to any First Lien Collateral, the provisions of the Equal Priority Intercreditor Agreement shall control and (b) the relative rights and obligations of the Second Lien Representatives and the Second Lien Claimholders (as amongst themselves) with respect to any Second Lien Collateral shall be governed by the terms of the Second Lien Intercreditor Agreement and in the event of any conflict between the Second Lien Intercreditor Agreement and this Agreement relating to any Second Lien Collateral, the provisions of the Second Lien Intercreditor Agreement shall control.

8.2. Effectiveness; Continuing Nature of this Agreement; Severability. This Agreement shall become effective when executed and delivered by the parties hereto. This is a continuing agreement of lien subordination and the First Lien Claimholders may continue, at any time and without notice to any Second Lien Representative or any Second Lien Claimholder subject to the Second Lien Credit Documents, to extend credit and other financial accommodations and lend monies to or for the benefit of Borrower or any other Obligor constituting First Lien Obligations in reliance hereof. Each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, hereby waives any right it may have under applicable law to revoke this Agreement or any of the provisions of this Agreement. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. All references to Borrower or any other Obligor shall include Borrower or such other Obligor as debtor and debtor-in-possession and any receiver or trustee for Borrower or any other Obligor (as the case may be) in any Insolvency or Liquidation Proceeding. This Agreement shall terminate and be of no further force and effect:

(a) with respect to each First Lien Representative, the First Lien Claimholders and the First Lien Obligations, the date of Discharge of First Lien Obligations, subject to Section 5.6 and the rights of the First Lien Claimholders under Section 6.5; and

(b) with respect to each Second Lien Representative, the Second Lien Claimholders and the Second Lien Obligations, upon the Discharge of Second Lien Obligations.

8.3. Amendments; Waivers.

(a) No amendment, modification or waiver of any of the provisions of this Agreement shall be deemed to be made unless the same shall be in writing signed on behalf of each First Lien Representative and each Second Lien Representative and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time; provided that any such amendment, supplement or waiver which increases the obligations or imposes additional duties on the Borrower or any other Obligor or amends Section 8.20 in a manner that is materially adverse to the Borrower or any other Obligor, in each case, shall require the written consent of the Borrower.

(b) Notwithstanding the foregoing, without the consent of any party hereto, any Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 8.20 and, upon such execution and delivery, such Representative and First Lien Claimholders or Second Lien Claimholders, as applicable, First Lien Credit Documents or Second Lien Credit Documents, as applicable, and First Lien Obligations or Second Lien Obligations, as applicable, for which such Representative is acting shall be subject to the terms hereof.

8.4. Information Concerning Financial Condition of the Borrower and its Subsidiaries and Events under the Credit Documents.

(a) Each First Lien Representative and the First Lien Claimholders, on the one hand, and the Second Lien Claimholders and each Second Lien Representative, on the other hand, shall each be responsible for keeping themselves informed of (a) the financial condition of Borrower and its Subsidiaries and all endorsers and/or guarantors of the First Lien Obligations or the Second Lien Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Lien Obligations or the Second Lien Obligations. Each First Lien Representative and the First Lien Claimholders shall have no duty to advise any Second Lien Representative or any Second Lien Claimholder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event any First Lien Representative or any of the First Lien Claimholders, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to any Second Lien Representative or any Second Lien Claimholder, it or they shall be under no obligation:

(i) to make, and each First Lien Representative and the First Lien Claimholders shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;

(ii) to provide any additional information or to provide any such information on any subsequent occasion;

(iii) to undertake any investigation; or

(iv) to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

8.5. Subrogation. With respect to the value of any payments or distributions in cash, property or other assets that any of the Second Lien Claimholders or any Second Lien Representative pays over to any First Lien Representative or the First Lien Claimholders under the terms of this Agreement, the Second Lien Claimholders and any Second Lien Representative shall be subrogated to the rights of the First Lien Representatives and the First Lien Claimholders; provided that, each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, hereby agrees not to assert or enforce all such rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of First Lien Obligations has occurred.

8.6. Application of Payments. All payments received by any First Lien Representative or the First Lien Claimholders may be applied, reversed and reapplied, in whole or in part, to such part of the First Lien Obligations provided for in the First Lien Credit Documents. Each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, assents to any extension or postponement of the time of payment of the First Lien Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security which may at any time secure any part of the First Lien Obligations and to the addition or release of any other Person primarily or secondarily liable therefor.

8.7. SUBMISSION TO JURISDICTION; WAIVERS.

(i) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. EACH PARTY HERETO AGREES THAT EACH PARTY RETAINS THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY OTHER PARTY IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER THIS AGREEMENT THE ENFORCEMENT OF ANY JUDGMENT.

(b) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN PARAGRAPH (a) OF THIS SECTION 8.7. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER FIRST LIEN CREDIT DOCUMENT, SECOND LIEN CREDIT DOCUMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

8.8. Notices. All notices to the Second Lien Claimholders and the First Lien Claimholders permitted or required under this Agreement shall also be sent to the applicable Second Lien Representative and the applicable First Lien Representative, respectively. Unless otherwise specifically provided herein, any notice hereunder shall be in writing and may be personally served or sent by telefacsimile or other electronic means (including email) or United States of America mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile or other electronic means, or three Business Days after depositing it in the United States of America mail with postage prepaid and properly addressed; provided that no notice to any First Lien Representative or Second Lien Representative shall be effective until received by such agent. For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party’s name on the signature pages hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties or specified by it in the Joinder Agreement delivered by it pursuant to Section 8.20.

8.9. Further Assurances. Each First Lien Representative, on behalf of itself and the First Lien Claimholders under its First Lien Facility, and each Second Lien Representative, on behalf of itself and the Second Lien Claimholders under its Second Lien Facility, and the Obligors, agree that each of them shall take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as any First Lien Representative or any Second Lien Representative may reasonably request to effectuate the terms of and the Lien priorities contemplated by this Agreement.

8.10. APPLICABLE LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL (EXCEPT AS MAY BE EXPRESSLY OTHERWISE PROVIDED HEREIN) SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

8.11. Binding on Successors and Assigns. This Agreement shall be binding upon each First Lien Representative, the First Lien Claimholders, each Second Lien Representative, the Second Lien Claimholders and their respective successors and assigns.

8.12. Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

8.13. Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement or any document or instrument delivered in connection herewith by telecopy or electronic format (i.e. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement or such other document or instrument, as applicable.

8.14. Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The Initial First Lien Collateral Agent represents and warrants that the Initial First Lien Credit Agreement provides that this Agreement is binding upon the First Lien Claimholders under the Initial First Lien Credit Agreement. The Initial Second Collateral Agent represents and warrants that this Agreement is binding upon the Second Lien Claimholders under the Initial Second Lien Debt Agreement.

8.15. No Third Party Beneficiaries. This Agreement and the rights and benefits hereof shall inure to the benefit of each of the parties hereto and its respective successors and assigns and shall inure to the benefit of each of the First Lien Representatives, the First Lien Claimholders, the Second Lien Representatives and the Second Lien Claimholders, and their respective permitted successors and assigns, and no other Person; provided, however, that the Obligors will be entitled to assert such rights with respect to Section 8.3(a) and any related definitions. Nothing in this Agreement shall impair, as between Borrower and the other Obligors and each First Lien Representatives and the First Lien Claimholders, or as between Borrower and the other Obligors and the Second Lien Representatives and the Second Lien Claimholders, the obligations of Borrower and the other Obligors to pay principal, interest, fees and other amounts as provided in the First Lien Credit Documents and the Second Lien Credit Documents, respectively.

8.16. No Indirect Actions. Unless otherwise expressly stated, if a party may not take an action under this Agreement, then it may not take that action indirectly, or support any other Person in taking that action directly or indirectly. “Taking an action indirectly” means taking an action that is not expressly prohibited for the party but is intended to have substantially the same effects as the prohibited action.

8.17. Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First Lien Representatives and the First Lien Claimholders on the one hand and the Second Lien Representatives and the Second Lien Claimholders on the other hand.

8.18. No Discretion. It is understood and agreed that (a) the Initial First Lien Collateral Agent is entering into this Agreement in its capacity as administrative agent and collateral agent under the Initial First Lien Credit Agreement and the provisions of Article [ ] of the Initial First Lien Credit Agreement applicable to the Administrative Agent (as defined therein) thereunder shall also apply to the Initial First Lien Collateral Agent hereunder, (b) the Initial Second Lien Representative is entering into this Agreement in its capacity as administrative agent and collateral agent under the Initial Second Lien Debt Agreement and the provisions of Article [_] of the Initial Second Lien Debt Agreement applicable to the Administrative Agent (as defined therein) thereunder shall also apply to the Initial Second Lien Representative hereunder and (c) each other Representative party hereto is entering into this Agreement in its capacity as trustee or agent for the secured parties referenced in the applicable Additional First Lien Debt Document or Additional Second Lien Debt Document (as applicable) and the corresponding exculpatory and liability-limiting provisions of such agreement applicable to such Representative thereunder shall also apply to such Representative hereunder.

8.19. Obligors. The Borrower agrees to act hereunder on behalf of all Obligors and agrees that this Agreement shall be binding on such Obligors and their successors and assigns as if they were a party hereto.

8.20. Additional Facilities.

(a) To the extent, but only to the extent, permitted by the provisions of the First Lien Credit Documents and the Second Lien Credit Documents then in effect, the Borrower or any other Obligor may incur or issue and sell one or more series or classes of Additional Second Lien Debt and one or more series or classes of Additional First Lien Debt. Any such additional class or series of Additional Second Lien Debt (the “Second Lien Class Debt”) may be secured by a junior priority, subordinated Lien on Collateral, in each case under and pursuant to the relevant Second Lien Collateral Documents for such Second Lien Class Debt, if and subject to the condition that the Representative of any such Second Lien Class Debt (each, a “Second Lien Class Debt Representative”), acting on behalf of the holders of such Second Lien Class Debt (such Representative and holders in respect of any Second Lien Class Debt being referred to as the “Second Lien Class Debt Parties”), becomes a party to this Agreement by satisfying conditions set forth in clauses (i) through (iii), as applicable, of the immediately succeeding paragraph, and Section 8.08(b). Any such additional class or series of Additional First Lien Debt (the “First Lien Class Debt”) may be secured by a senior Lien on Collateral, in each case under and pursuant to the First Lien Collateral Documents, if and subject to the condition that the Representative of any such First Lien Class Debt (each, a “First Lien Class Debt Representative”), acting on behalf of the holders of such First Lien Class Debt (such Representative and holders in respect of any such First Lien Class Debt being referred to as the “First Lien Class Debt Parties”), becomes a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iii), as applicable, of the immediately succeeding paragraph, and Section 8.08(b). In order for a Class Debt Representative to become a party to this Agreement:

(i) such Class Debt Representative shall have executed and delivered a Joinder Agreement substantially in the form of Annex I (if such Representative is a Second Lien Class Debt Representative) or Annex II (if such Representative is a First Lien Class Debt Representative) (with such changes as may be reasonably approved by the Designated First Lien Representative and such Class Debt Representative, and, the extent such changes increase the obligations or reduce the rights of an Obligor, the Borrower) pursuant to which it becomes a Representative hereunder, and the Class Debt in respect of which such Class Debt Representative is the Representative and the related Class Debt Parties become subject hereto and bound hereby;

(ii) the Borrower shall have delivered to the Designated First Lien Representative a certificate of a Responsible Officer of the Borrower stating that the conditions set forth in this Section 8.20 are satisfied with respect to such Class Debt and, if requested, true and complete copies of each of the primary Second Lien Credit Documents or primary First Lien Credit Documents, as applicable, relating to such Class Debt, certified as being true and correct by an Responsible Officer of the Borrower on behalf of the relevant Obligor and identifying the obligations to be designated as Additional First Lien Debt or Additional Second Lien Debt, as applicable, and certifying that such obligations are permitted to be incurred and secured (I) in the case of Additional First Lien Debt, on a senior basis under each of the First Lien Credit Documents and Second Lien Credit Documents then in effect and (II) in the case of Additional Second Lien Debt, on a junior basis under each of the First Lien Credit Documents and Second Lien Credit Documents then in effect; and

(iii) the Second Lien Credit Documents or First Lien Credit Documents, as applicable, relating to such Class Debt shall provide, or shall be amended on terms and conditions reasonably approved by the Designated Senior Representative and such Class Debt Representative, that each Class Debt Party with respect to such Class Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Class Debt.

(b) With respect to any Class Debt that is issued or incurred after the Closing Date, the Borrower and each of the other Obligors agrees that the Borrower will take, as applicable, such actions (if any) as may from time to time reasonably be requested by any First Lien Representative or any Second Lien Representative, and enter into such technical amendments, modifications and/or supplements to the then existing Collateral Documents (or execute and deliver such additional Collateral Documents) as may from time to time be reasonably requested by such Persons, to ensure that the Class Debt is secured by, and entitled to the benefits of, the relevant Collateral Documents relating to such Class Debt, and each First Lien Claimholder and Second Lien Claimholder (by its acceptance of the benefits hereof) hereby agrees to, and authorizes each applicable First Lien Representative and each applicable Second Lien Representative, as the case may be, to enter into, any such technical amendments, modifications and/or supplements (and additional Collateral Documents).

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Intercreditor Agreement as of the date first written above.

Initial First Lien Collateral Agent

CAPITAL ONE, NATIONAL ASSOCIATION as First Lien Collateral Agent,

By:
Name:
Title:

Address for Notices:

Capital One, National Association
Two Bethesda Metro Center, Suite 600
Bethesda, Maryland 20814
Attn: LifeStance Account Officer
Facsimile: (301) 664-9855

Initial Second Lien Representative

[ ],
as Initial Second Lien Representative,

By:
Name:
Title:

Address for Notices: [ ]

Telephone: [ ]

Fax: [ ]

ACKNOWLEDGMENT

Each of the undersigned hereby acknowledges that it has received a copy of the foregoing Intercreditor Agreement (the “Intercreditor Agreement”) and consents thereto, agrees to recognize all rights granted thereby to the First Lien Representatives, the First Lien Claimholders, the Second Lien Representatives, and the Second Lien Claimholders, and will not do any act or perform any obligation which is not in accordance with the agreements set forth in the Intercreditor Agreement. Each of the undersigned further acknowledges and agrees that it is not an intended beneficiary or third party beneficiary under the Intercreditor Agreement. None of the undersigned shall acquire any rights under the Intercreditor Agreement now or hereafter, whether as result of this acknowledgment, any right of subrogation or otherwise.

OBLIGORS:

LIFESTANCE HEALTH HOLDINGS, INC., as a Borrower

By:
Name:
Title:

Address for Notices to Borrower and any other Obligor: [ ]

Telephone: [ ]

Fax: [ ]

ANNEX I

[FORM OF] SUPPLEMENT NO. [_] (this “Representative Supplement”) dated as of [_], 20[_] to the Junior Lien Intercreditor Agreement, dated as of [_], 20[_] (as amended, restated, amended and restated, supplemented or otherwise modified and in effect on the date hereof, the “Junior Lien Intercreditor Agreement”), among Capital One, National Association, as Representative for the Initial First Lien Claimholders (in such capacity and together with its successors in such capacity, the “Initial First Lien Collateral Agent”), [_], as Representative for the Initial Second Lien Claimholders (in such capacity and together with its successors in such capacity, the “Initial Second Lien Representative”), and each additional First Lien Representative and Second Lien Representative that from time to time becomes a party thereto pursuant to Section 8.20 of the Junior Lien Intercreditor Agreement.

A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Junior Lien Intercreditor Agreement.

B. 1As a condition to the ability of the Borrower or any other Obligor to incur Second Lien Class Debt after the date of the Junior Lien Intercreditor Agreement and to secure such Second Lien Class Debt on a second lien basis and to have such Second Lien Class Debt guaranteed by the Obligors on a subordinated basis, in each case under and pursuant to the Second Lien Collateral Documents, the Second Lien Class Debt Representative in respect of such Second Lien Class Debt is required to become a Representative under, and such Second Lien Class Debt and the Second Lien Class Debt Parties in respect thereof are required to become subject to and bound by, the Junior Lien Intercreditor Agreement. Section 8.20 of the Junior Lien Intercreditor Agreement provides that such Second Lien Class Debt Representative may become a Representative under, and such Second Lien Class Debt and such Second Lien Class Debt Parties may become subject to and bound by, the Junior Lien Intercreditor Agreement, pursuant to the execution and delivery by the Second Lien Class Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions set forth in Section 8.20 of the Junior Lien Intercreditor Agreement. The undersigned Second Lien Class Debt Representative (the “New Representative”) is executing this Representative Supplement in accordance with the requirements of the First Lien Credit Documents and the Second Lien Credit Documents.

Accordingly, the Designated First Lien Representative and the New Representative agree as follows:

SECTION 1. In accordance with Section 8.20 of the Junior Lien Intercreditor Agreement, the New Representative by its signature below becomes a Representative under, and the related Second Lien Class Debt and Second Lien Class Debt Parties become subject to and bound by, the Junior Lien Intercreditor Agreement with the same force and effect as if the New Representative had originally been named therein as a Representative, and the New Representative, on behalf of itself and such Second Lien Class Debt Parties, hereby agrees to all the terms and provisions of the Junior Lien Intercreditor Agreement applicable to it as a Second Lien Representative and to the Second Lien Class Debt Parties that it represents as Second Lien Claimholders. Each reference to a “Representative” or “Second Lien Representative” in the Junior Lien Intercreditor Agreement shall be deemed to include the New Representative. The Junior Lien Intercreditor Agreement is hereby incorporated herein by reference.

[1]	To be updated if used in connection with refinancing.

SECTION 2. The New Representative represents and warrants to the Designated First Lien Representative and the other First Lien Claimholders that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee] under [describe debt facility], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the Second Lien Debt Documents relating to such Second Lien Class Debt provide that, upon the New Representative’s entry into this Agreement, the Second Lien Class Debt Parties in respect of such Second Lien Class Debt will be subject to and bound by the provisions of the Junior Lien Intercreditor Agreement as Second Lien Claimholders.

SECTION 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the Designated First Lien Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement.

SECTION 4. Except as expressly supplemented hereby, the Junior Lien Intercreditor Agreement shall remain in full force and effect.

SECTION 5. THIS REPRESENTATIVE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Junior Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7. All communications and notices to the New Representative under the Junior Lien Intercreditor Agreement shall be given to it at the address set forth below its signature hereto as provided in Section 8.8 of the Junior Lien Intercreditor Agreement.

SECTION 8. The Borrower agrees to act hereunder on behalf of all Obligors and, other than with respect to Holdings, agrees that this Agreement shall be binding on such Obligors and their successors and assigns as if they were a party hereto.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the New Representative and the Designated First Lien Representative have duly executed this Representative Supplement to the Junior Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE],
as [_] for the holders of [_]

By:
Name:
Title:

Address for notices:

attention of:

telecopy:

[NAME OF DESIGNATED FIRST LIEN REPRESENTATIVE], as Designated First Lien Representative

By:
Name:
Title:

Acknowledged by:

[_]

By:
Name:
Title:

[_]

By:
Name:
Title:

LIFESTANCE HEALTH HOLDINGS, INC. as Borrower

By:
Name:
Title:

ANNEX II

[FORM OF] SUPPLEMENT NO. [_] (this “Representative Supplement”) dated as of [_], 20[_] to the Junior Lien Intercreditor Agreement, dated as of [_], 20[_] (as amended, restated, amended and restated, supplemented or otherwise modified and in effect on the date hereof, the “Junior Lien Intercreditor Agreement”), among Capital One, National Association, as Representative for the Initial First Lien Claimholders (in such capacity and together with its successors in such capacity, the “Initial First Lien Collateral Agent”), [_], as Representative for the Initial Second Lien Claimholders (in such capacity and together with its successors in such capacity, the “Initial Second Lien Representative”), and each additional First Lien Representative and Second Lien Representative that from time to time becomes a party thereto pursuant to Section 8.20 of the Junior Lien Intercreditor Agreement.

A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Junior Lien Intercreditor Agreement.

B. 2As a condition to the ability of the Borrower or any other Obligor to incur First Lien Class Debt after the date of the Junior Lien Intercreditor Agreement and to secure such First Lien Class Debt on a first lien basis and to have such First Lien Class Debt guaranteed by the Obligors on a senior basis, in each case under and pursuant to the First Lien Collateral Documents, the First Lien Class Debt Representative in respect of such First Lien Class Debt is required to become a Representative under, and such First Lien Class Debt and the First Lien Class Debt Parties in respect thereof are required to become subject to and bound by, the Junior Lien Intercreditor Agreement. Section 8.20 of the Junior Lien Intercreditor Agreement provides that such First Lien Class Debt Representative may become a Representative under, and such First Lien Class Debt and such First Lien Class Debt Parties may become subject to and bound by, the Junior Lien Intercreditor Agreement, pursuant to the execution and delivery by the First Lien Class Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions set forth in Section 8.20 of the Junior Lien Intercreditor Agreement. The undersigned First Lien Class Debt Representative (the “New Representative”) is executing this Representative Supplement in accordance with the requirements of the First Lien Credit Documents and the Second Lien Credit Documents.

Accordingly, the Designated Second Lien Representative and the New Representative agree as follows:

SECTION 1. In accordance with Section 8.20 of the Junior Lien Intercreditor Agreement, the New Representative by its signature below becomes a Representative under, and the related First Lien Class Debt and First Lien Class Debt Parties become subject to and bound by, the Junior Lien Intercreditor Agreement with the same force and effect as if the New Representative had originally been named therein as a Representative, and the New Representative, on behalf of itself and such First Lien Class Debt Parties, hereby agrees to all the terms and provisions of the Junior Lien Intercreditor Agreement applicable to it as a First Lien Representative and to the First Lien Class Debt Parties that it represents as First Lien Claimholders. Each reference to a “Representative” or “First Lien Representative” in the Junior Lien Intercreditor Agreement shall be deemed to include the New Representative. The Junior Lien Intercreditor Agreement is hereby incorporated herein by reference.

[2]	To be updated if used in connection with refinancing.

SECTION 2. The New Representative represents and warrants to the Designated Second Lien Representative and the other Second Lien Claimholders that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee] under [describe debt facility], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the First Lien Debt Documents relating to such First Lien Class Debt provide that, upon the New Representative’s entry into this Agreement, the First Lien Class Debt Parties in respect of such First Lien Class Debt will be subject to and bound by the provisions of the Junior Lien Intercreditor Agreement as First Lien Claimholders.

SECTION 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the Designated Second Lien Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement.

SECTION 4. Except as expressly supplemented hereby, the Junior Lien Intercreditor Agreement shall remain in full force and effect.

SECTION 5. THIS REPRESENTATIVE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Junior Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7. All communications and notices to the New Representative under the Junior Lien Intercreditor Agreement shall be given to it at the address set forth below its signature hereto as provided in Section 8.8 of the Junior Lien Intercreditor Agreement.

SECTION 8. The Borrower agrees to act hereunder on behalf of all Obligors and, other than with respect to Holdings, agrees that this Agreement shall be binding on such Obligors and their successors and assigns as if they were a party hereto.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the New Representative and the Designated Second Lien Representative have duly executed this Representative Supplement to the Junior Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE],
as [_] for the holders of [_]

By:
Name:
Title:

Address for notices:

attention of:

telecopy:

[NAME OF DESIGNATED SECOND LIEN REPRESENTATIVE], as Designated Second Lien Representative

By:
Name:
Title:

Acknowledged by:

[_]

By:
Name:
Title:

[_]

By:
Name:
Title:

LIFESTANCE HEALTH HOLDINGS, INC. as Borrower

By:
Name:
Title:

EXHIBIT H-1

UNITED STATES TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Treated As Partnerships or Other Pass-Through Entities For

U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01(3)(b) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a “10-percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Borrower and the Administrative Agent with a duly executed certificate of its non-U.S. person status on IRS Form W-8BEN or W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent in writing and (2) the undersigned shall furnish the Borrower and the Administrative Agent a properly completed and currently effective certificate in either the calendar year in which payment is to be made by the Borrower or the Administrative Agent to the undersigned, or in either of the two (2) calendar years preceding each such payment.

[Signature Page Follows]

[Foreign Lender]

By:
Name:
Title:

[Address]

Dated: __________, 20[ ]

EXHIBIT H-2

UNITED STATES TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Treated As Partnerships or Other Pass-Through Entities For

U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01(3)(b) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to the Credit Agreement, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a “10-percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Borrower and the Administrative Agent with a duly executed IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent in writing and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two (2) calendar years preceding each such payment.

[Signature Page Follows]

[Foreign Lender]

By:
Name:
Title:

[Address]

Dated: __________, 20[ ]

EXHIBIT H-3

UNITED STATES TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Treated As Partnerships or Other Pass-Through Entities

For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01(3)(b) and Section 10.07(d) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a “10-percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a duly executed certificate of its non-U.S. person status on IRS Form W-8BEN or W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two (2) calendar years preceding each such payment.

[Signature Page Follows]

[Foreign Lender]

By:
Name:
Title:

[Address]

Dated: __________, 20[ ]

EXHIBIT H-4

UNITED STATES TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Treated As Partnerships or Other Pass-Through Entities For

U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as administrative agent (the “Administrative Agent”), Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01(3)(b) and Section 10.07(d) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect to such participation, neither the undersigned nor any of its direct or indirect partners/members is a “bank” extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a “10-percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a duly executed IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two (2) calendar years preceding each such payment.

[Signature Page Follows]

[Foreign Lender]

By:
Name:
Title:

[Address]

Dated: __________, 20[ ]

EXHIBIT I

[FORM OF]

SOLVENCY CERTIFICATE

Pursuant to that certain Credit Agreement dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among, among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation (“Holdings”), Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto, the undersigned hereby certifies, solely in such undersigned’s capacity as a Financial Officer of Holdings, and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions, including the making of the Loans under the Credit Agreement and the incurrence of any other Indebtedness on the date hereof, and after giving effect to the application of the proceeds of such Loans and other Indebtedness:

a. The fair value of the assets of Holdings and its Subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

b. The present fair saleable value of the property of Holdings and its Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

c. Holdings and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

d. Holdings and its Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For the purposes of making the certifications set forth in this Certificate, it is assumed the indebtedness and other obligations incurred under and in connection with the Facilities will come due at their respective maturities. For purposes of this Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of Holdings and its subsidiaries. In reaching the conclusions set forth in this Certificate, the undersigned has made such other investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by Holdings and its subsidiaries after consummation of the Transactions.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as a Financial Officer of Holdings, on behalf of Holdings, and not individually, as of the date first stated above.

LYNNWOOD INTERMEDIATE HOLDINGS, INC.

By
Name:
Title:

EXHIBIT J

FORM OF DISCOUNT RANGE PREPAYMENT NOTICE

Date: ________, 20_

To: Capital One, National Association, as Auction Agent

301 W. 11th Street, 4th Floor

Wilmington, DE 19801

Attn: Agency Services

Email: [*]

Ladies and Gentlemen:

This Discount Range Prepayment Notice is delivered to you pursuant to Section 2.05(1)(e)(C) of that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Credit Agreement.

Pursuant to Section 2.05(1)(e)(C) of the Credit Agreement, the Borrower Party hereby requests that [each Term Lender] [each Term Lender of the [_________, 20__]1 tranche[s] of the [___]2 Class of Term Loans]3 submit a Discount Range Prepayment Offer. Any Discounted Term Loan Prepayment made in connection with this solicitation shall be subject to the following terms:

1. This Borrower Solicitation of Discount Range Prepayment Offers is extended at the sole discretion of the Borrower Party to [each Term Lender] [each Term Lender of the [ , 20 ]4 tranche[s] of the [ ]5 Class of Term Loans].

2. The maximum aggregate principal amount of the Discounted Term Loan Prepayment that will be made in connection with this solicitation is [$[______] of Term Loans] [$[______] of the [______, 20__]6 tranche[(s)] of the [______]7 Class of Term Loans] (the “Discount Range Prepayment Amount”).8

[1]	List multiple tranches if applicable.
[2]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[3]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[4]	List multiple tranches if applicable.
[5]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[6]	List multiple tranches if applicable.
[7]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[8]	Minimum of $1,000,000 and whole increments of $500,000.

3. The Borrower Party is willing to make Discounted Term Loan Prepayments at a percentage discount to par value greater than or equal to [[__]% but less than or equal to [__]% in respect of the Term Loans] [[ ]% but less than or equal to [__]% in respect of the [_______, 20__]9 tranche[(s)] of the [______]10 Class of Term Loans] (the “Discount Range”).

To make an offer in connection with this solicitation, you are required to deliver to the Auction Agent a Discount Range Prepayment Offer by no later than 5:00 p.m., New York time, on the date that is the third Business Day following the date of delivery of this notice pursuant to Section 2.05(1)(e)(C) of the Credit Agreement.

The Borrower Party hereby represents and warrants to the Auction Agent and [the Term Lenders][each Term Lender of the [______, 20__]11 tranche[s] of the [______]12 Class of Term Loans] as follows:

1. No Event of Default has occurred and is continuing.

2. The Borrower Party will not use the proceeds of Revolving Loans to fund this Discounted Term Loan Prepayment.

The Borrower Party acknowledges that the Auction Agent and the relevant Term Lenders are relying on the truth and accuracy of the foregoing representations and warranties in connection with any Discount Range Prepayment Offer made in response to this Discount Range Prepayment Notice and the acceptance of any prepayment made in connection with this Discount Range Prepayment Notice.

The Borrower Party requests that the Auction Agent promptly notify each relevant Term Lender party to the Credit Agreement of this Discount Range Prepayment Notice.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[9]	List multiple tranches if applicable.
[10]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[11]	List multiple tranches if applicable.
[12]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).

IN WITNESS WHEREOF, the undersigned has executed this Discount Range Prepayment Notice as of the date first above written.

[NAME OF APPLICABLE BORROWER PARTY]

By:
Name:
Title:

Enclosure: Form of Discount Range Prepayment Offer

EXHIBIT K

FORM OF DISCOUNT RANGE PREPAYMENT OFFER

Date: ____________, 20__

To: Capital One, National Association, as Auction Agent

301 W. 11th Street, 4th Floor

Wilmington, DE 19801

Attn: Agency Services

Email: [*]

Ladies and Gentlemen:

Reference is made to (a) the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto, and

(b) the Discount Range Prepayment Notice, dated _________, 20__, from the applicable Borrower Party (the “Discount Range Prepayment Notice”). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Discount Range Prepayment Notice or, to the extent not defined therein, in the Credit Agreement.

The undersigned Term Lender hereby gives you irrevocable notice, pursuant to Section 2.05(1)(e)(C) of the Credit Agreement, that it is hereby offering to accept a Discounted Term Loan Prepayment on the following terms:

1. This Discount Range Prepayment Offer is available only for prepayment on [the Term Loans] [the [ , 20 ]1 tranche[s] of the [ ]2 Class of Term Loans]3 held by the undersigned.

2. The maximum aggregate principal amount of the Discounted Term Loan Prepayment that may be made in connection with this offer shall not exceed (the “Submitted Amount”):

[1]	List multiple tranches if applicable.
[2]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[3]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

[Term Loans—$[_____]]

[[ , 20 ]4 tranche[s] of the [ ]5 Class of Term Loans—$[ ]]6

3. The percentage discount to par value at which such Discounted Term Loan Prepayment may be made is [[__]% in respect of the Term Loans] [[__]% in respect of the [______, 2__]7 tranche[(s)] of the [______]8 Class of Term Loans]9 (the “Submitted Discount”).

The undersigned Lender hereby expressly and irrevocably consents and agrees to a prepayment of its [Term Loans] [[______, 20__]10 tranche[s] of the [_____]11 Class of Term Loans]12 indicated above pursuant to Section 2.05(1)(e)(C) of the Credit Agreement at a price equal to the Applicable Discount and in an aggregate outstanding amount not to exceed the Submitted Amount, as such amount may be reduced in accordance with the Discount Range Proration, if any, and as otherwise determined in accordance with and subject to the requirements of the Credit Agreement.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[4]	List multiple tranches if applicable.
[5]	5 List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[6]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[7]	List multiple tranches if applicable.
[8]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[9]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[10]	List multiple tranches if applicable.
[11]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[12]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

IN WITNESS WHEREOF, the undersigned has executed this Discount Range Prepayment Offer as of the date first above written.

[NAME OF LENDER]

By:
Name:
Title:

EXHIBIT L

FORM OF SOLICITED DISCOUNTED PREPAYMENT NOTICE

Date: ____________, 20__

To: Capital One, National Association, as Auction Agent 301 W. 11th Street, 4th Floor Wilmington, DE 19801 Attn: Agency Services Email: [*]

Ladies and Gentlemen:

This Solicited Discounted Prepayment Notice is delivered to you pursuant to Section 2.05(1)(e)(D) of that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Credit Agreement.

Pursuant to Section 2.05(1)(e)(D) of the Credit Agreement, the Borrower Party hereby requests that [each Term Lender] [each Term Lender of the [, 20]1 tranche[s] of the []2 Class of Term Loans]3 submit a Solicited Discounted Prepayment Offer. Any Discounted Term Loan Prepayment made in connection with this solicitation shall be subject to the following terms:

1. This Borrower Solicitation of Discounted Prepayment Offers is extended at the sole discretion of the Borrower Party to [each Term Lender] [each Term Lender of the [ , 20 ]4 tranche[s] of the [ ]5 Class of Term Loans]6.

[1]	1 List multiple tranches if applicable.
[2]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[3]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[4]	. List multiple tranches if applicable.
[5]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[6]	Term B-1 Loans and Term B-2 Loans must be treated as one class

2. The maximum aggregate amount of the Discounted Term Loan Prepayment that will be made in connection with this solicitation is (the “Solicited Discounted Prepayment Amount”):7

[Term Loans—$[ ]]

[[ , 20 ]8 tranche[s] of the [ ]9 Class of Term Loans—$[ ]]10

To make an offer in connection with this solicitation, you are required to deliver to the Auction Agent a Solicited Discounted Prepayment Offer by no later than 5:00 p.m., New York time on the date that is the third Business Day following delivery of this notice pursuant to Section 2.05(1)(e)(D) of the Credit Agreement.

The Borrower Party requests that the Auction Agent promptly notify each Term Lender party to the Credit Agreement of this Solicited Discounted Prepayment Notice.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[7]	Minimum of $1,000,000 and whole increments of $500,000.
[8]	List multiple tranches if applicable.
[9]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[10]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

IN WITNESS WHEREOF, the undersigned has executed this Solicited Discounted Prepayment Notice as of the date first above written.

[NAME OF APPLICABLE BORROWER PARTY]

By:
Name:
Title:

Enclosure: Form of Solicited Discounted Prepayment Offer

EXHIBIT M

FORM OF ACCEPTANCE AND PREPAYMENT NOTICE

Date: ____________, 20__

To: Capital One, National Association, as Auction Agent

301 W. 11th Street, 4th Floor

Wilmington, DE 19801

Attn: Agency Services

Email: [*]

Ladies and Gentlemen:

This Acceptance and Prepayment Notice is delivered to you pursuant to (a) Section 2.05(1)(e)(D) of that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto, and (b) that certain Solicited Discounted Prepayment Notice, dated , 20 , from the applicable Borrower Party (the “Solicited Discounted Prepayment Notice”). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Credit Agreement.

Pursuant to Section 2.05(1)(e)(D) of the Credit Agreement, the Borrower Party hereby irrevocably notifies you that it accepts offers delivered in response to the Solicited Discounted Prepayment Notice having an Offered Discount equal to or greater than [[ ]% in respect of the Term Loans] [[]% in respect of the [, 20]1 tranche[(s)] of the []2 Class of Term Loans]3 (the “Acceptable Discount”) in an aggregate amount not to exceed the Solicited Discounted Prepayment Amount.

The Borrower Party expressly agrees that this Acceptance and Prepayment Notice shall be irrevocable and is subject to the provisions of Section 2.05(1)(e)(D) of the Credit Agreement.

[1]	List multiple tranches if applicable.
[2]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[3]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

The Borrower Party hereby represents and warrants to the Auction Agent and [the Term Lenders][each Term Lender of the [ , 20 ]4 tranche[s] of the [ ]5 Class of Term Loans]6 as follows:

1. No Event of Default has occurred and is continuing.

2. The Borrower Party will not use the proceeds of Revolving Loans to fund this Discounted Term Loan Prepayment.

The Borrower Party acknowledges that the Auction Agent and the relevant Term Lenders are relying on the truth and accuracy of the foregoing representations and warranties in connection with the acceptance of any prepayment made in connection with a Solicited Discounted Prepayment Offer.

The Borrower Party requests that the Auction Agent promptly notify each Term Lender party to the Credit Agreement of this Acceptance and Prepayment Notice.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[4]	List multiple tranches if applicable.
[5]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[6]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

IN WITNESS WHEREOF, the undersigned has executed this Acceptance and Prepayment Notice as of the date first above written.

[NAME OF APPLICABLE BORROWER PARTY]

By:
Name:
Title:

EXHIBIT N

FORM OF SPECIFIED DISCOUNT PREPAYMENT NOTICE

Date: ____________, 20__

To: Capital One, National Association, as Auction Agent 301 W. 11th Street, 4th Floor Wilmington, DE 19801 Attn: Agency Services Email: [*]

Ladies and Gentlemen:

This Specified Discount Prepayment Notice is delivered to you pursuant to Section 2.05(1)(e)(B) of that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Credit Agreement.

Pursuant to Section 2.05(1)(e)(B) of the Credit Agreement, the Borrower Party hereby offers to make a Discounted Term Loan Prepayment [to each Term Lender] [to each Term Lender of the [, 20 ]1 tranche[s] of the [ ]2 Class of Term Loans]3 on the following terms:

1. This Borrower Offer of Specified Discount Prepayment is available only [to each Term Lender] [to each Term Lender of the [ , 20 ]4 tranche[s] of the [ ]5 Class of Term Loans].

2. The aggregate principal amount of the Discounted Term Loan Prepayment that will be made in connection with this offer shall not exceed [$[ ] of Term Loans] [$[ ] of the [ , 20 ]6 tranche[(s)] of the [ ]7 Class of Term Loans]8 (the “Specified Discount Prepayment Amount”).9

[1]	1 List multiple tranches if applicable.
[2]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[3]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[4]	List multiple tranches if applicable.
[5]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[6]	List multiple tranches if applicable.
[7]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[8]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[9]	Minimum of $1,000,000 and whole increments of $500,000.

3. The percentage discount to par value at which such Discounted Term Loan Prepayment will be made is [[ ]% in respect of the Term Loans] [[ ]% in respect of the [ , 20 ]10 tranche[(s)] of the [ ]11 Class of Term Loans]12 (the “Specified Discount”).

To accept this offer, you are required to submit to the Auction Agent a Specified Discount Prepayment Response by no later than 5:00 p.m., New York time, on the date that is the third Business Day following the date of delivery of this notice pursuant to Section 2.05(1)(e)(B) of the Credit Agreement.

The Borrower Party hereby represents and warrants to the Auction Agent and [the Term Lenders][each Term Lender of the [, 20]13 tranche[s] of the []14 Class of Term Loans]15 as follows:

1. No Event of Default has occurred and is continuing.

2. The Borrower Party will not use the proceeds of Revolving Loans to fund this Discounted Term Loan Prepayment.

The Borrower Party acknowledges that the Auction Agent and the relevant Term Lenders are relying on the truth and accuracy of the foregoing representations and warranties in connection with their decision whether or not to accept the offer set forth in this Specified Discount Prepayment Notice and the acceptance of any prepayment made in connection with this Specified Discount Prepayment Notice.

The Borrower Party requests that the Auction Agent promptly notify each relevant Term Lender party to the Credit Agreement of this Specified Discount Prepayment Notice.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[10]	List multiple tranches if applicable.
[11]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[12]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[13]	List multiple tranches if applicable.
[14]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[15]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

IN WITNESS WHEREOF, the undersigned has executed this Specified Discount Prepayment Notice as of the date first above written.

[NAME OF APPLICABLE BORROWER PARTY]

By:
Name:
Title:

Title: Enclosure: Form of Specified Discount Prepayment Response

EXHIBIT O

FORM OF SOLICITED DISCOUNTED PREPAYMENT OFFER

To: Capital One, National Association, as Auction Agent

301 W. 11th Street, 4th Floor

Wilmington, DE 19801

Attn: Agency Services

Email: [*]

Ladies and Gentlemen:

Reference is made to (a) the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto, and

(b) the Solicited Discounted Prepayment Notice, dated , 20 , from the applicable Borrower Party (the “Solicited Discounted Prepayment Notice”). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Solicited Discounted Prepayment Notice or, to the extent not defined therein, in the Credit Agreement.

To accept the offer set forth herein, you must submit an Acceptance and Prepayment Notice by or before no later than 5:00 p.m. New York time on the third Business Day following your receipt of this notice.

The undersigned Term Lender hereby gives you irrevocable notice, pursuant to Section 2.05(1)(e)(D) of the Credit Agreement, that it is hereby offering to accept a Discounted Term Loan Prepayment on the following terms:

1. This Solicited Discounted Prepayment Offer is available only for prepayment on the [Term Loans][[ , 20 ]1 tranche[s] of the [ ]2 Class of Term Loans]3 held by the undersigned.

2. The maximum aggregate principal amount of the Discounted Term Loan Prepayment that may be made in connection with this offer shall not exceed (the “Offered Amount”):

[1]	List multiple tranches if applicable.
[2]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[3]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

[Term Loans—$[ ]]

[[ , 20 ]4 tranche[s] of the [ ]5 Class of Term Loans—$[ ]]6

3. The percentage discount to par value at which such Discounted Term Loan Prepayment may be made is [[ ]% in respect of the Term Loans] [[ ]% in respect of the [ , 20 ]7 tranche[(s)] of the [ ]8 Class of Term Loans]9 (the “Offered Discount”).

The undersigned Lender hereby expressly and irrevocably consents and agrees to a prepayment of its [Term Loans] [[, 20]10 tranche[s] of the []11 Class of Term Loans]12 pursuant to Section 2.05(1)(e)(D) of the Credit Agreement at a price equal to the Acceptable Discount and in an aggregate outstanding amount not to exceed such Term Lender’s Offered Amount as such amount may be reduced in accordance with the Solicited Discount Proration, if any, and as otherwise determined in accordance with and subject to the requirements of the Credit Agreement.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[4]	List multiple tranches if applicable.
[5]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[6]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[7]	List multiple tranches if applicable.
[8]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[9]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[10]	List multiple tranches if applicable.
[11]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[12]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

IN WITNESS WHEREOF, the undersigned has executed this Solicited Discounted Prepayment Offer as of the date first above written.

[NAME OF LENDER]

By:
Name:
Title:

EXHIBIT P

FORM OF SPECIFIED DISCOUNT PREPAYMENT RESPONSE

To: Capital One, National Association, as Auction Agent

301 W. 11th Street, 4th Floor

Wilmington, DE 19801

Attn: Agency Services

Email: [*]

Ladies and Gentlemen:

Reference is made to (a) the Credit Agreement, dated as of May 14, 2020 (as amended, restated, amended and restated, refinanced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Company”), with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and each Lender from time to time party thereto, and

(b) the Specified Discount Prepayment Notice, dated , 20 , from the applicable Borrower Party (the “Specified Discount Prepayment Notice”). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Specified Discount Prepayment Notice or, to the extent not defined therein, in the Credit Agreement.

The undersigned Term Lender hereby gives you irrevocable notice, pursuant to Section 2.05(1)(e)(B) of the Credit Agreement, that it is willing to accept a prepayment of the following [Term Loans] [[, 20]1 tranche[s] of the []2 Class of Term Loans—$[]]3 held by such Term Lender at the Specified Discount in an aggregate outstanding amount as follows:

[Term Loans—$[ ]]

[[ , 20 ]4 tranche[s] of the [ ]5 Class of Term Loans—$[ ]]6

[1]	List multiple tranches if applicable.
[2]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[3]	Term B-1 Loans and Term B-2 Loans must be treated as one class.
[4]	List multiple tranches if applicable.
[5]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Term Loans, Delayed Draw Term Loans or Replacement Loans).
[6]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

The undersigned Term Lender hereby expressly and irrevocably consents and agrees to a prepayment of its [Term Loans][[ , 20 ]7 tranche[s] the [ ]8 Class of Term Loans]9 pursuant to Section 2.05(1)(e)(B) of the Credit Agreement at a price equal to the [applicable] Specified Discount in the aggregate outstanding amount not to exceed the amount set forth above, as such amount may be reduced in accordance with the Specified Discount Proration, and as otherwise determined in accordance with and subject to the requirements of the Credit Agreement.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[7]	List multiple tranches if applicable.
[8]	List applicable Class(es) of Term Loans (e.g., Closing Date Term Loans, Incremental Term Loans, Extended Term Loans, Delayed Draw Term Loans or Replacement Loans).
[9]	Term B-1 Loans and Term B-2 Loans must be treated as one class.

IN WITNESS WHEREOF, the undersigned has executed this Specified Discount Prepayment Response as of the date first above written.

[NAME OF LENDER]

By:
Name:
Title:

EXHIBIT Q

FORM OF INTERCOMPANY NOTE

[Attached.]

INTERCOMPANY NOTE

May 14, 2020

FOR VALUE RECEIVED, each of the undersigned, to the extent a borrower from time to time from any other signatory listed on Schedule A hereto (each, in such capacity, a “Payor”), hereby promises to pay on demand to the order of such other entity (each, in such capacity, a “Payee”), in lawful money of the United States of America, or in such other currency as agreed to by such Payor and such Payee, in immediately available funds, at such location as a Payee shall from time to time designate, the unpaid principal amount of all loans and advances constituting Indebtedness made by such Payee to such Payor, other than any loans or advances identified in Schedule B hereto, as such Schedule may be amended, restated and supplemented from time to time by the applicable Payors and Payees. Each Payor promises also to pay interest, if any, on the unpaid principal amount of all such loans and advances in like money at said location from the date of such loans and advances until paid at such rate per annum as shall be agreed upon from time to time by such Payor and such Payee.

Reference is made to that certain Credit Agreement, dated as of the date hereof (as amended, restated, amended and restated, refinanced, replaced, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into LifeStance Health Holdings, Inc., a Delaware corporation (the “Acquired Company”), with the Acquired Company surviving such merger as the Borrower), Lynnwood Intermediate Holdings, Inc., a Delaware corporation, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, the Lenders and the other parties from time to time party thereto. Capitalized terms used in this intercompany promissory note (this “Note”) but not otherwise defined herein shall have the meanings given to them in the Credit Agreement. This Note is the Intercompany Note referred to in the Credit Agreement.

This Note (other than obligations of Payors evidenced hereby that constitute Excluded Assets) shall be pledged by each Payee that is a Loan Party to the Collateral Agent for the benefit of the Secured Parties, pursuant to the Loan Documents as collateral security for the full and prompt payment when due of, and the performance of, such Payee’s Obligations. Each Payee hereby acknowledges and agrees that after the occurrence of and during the continuance of an Event of Default, the Collateral Agent shall be automatically appointed such Payee’s attorney-in-fact (which appointment is coupled with an interest and is irrevocable) to demand, sue for, collect and receive all payments or distributions with respect to this Note and may, in addition to the other rights and remedies provided pursuant to the Loan Documents and otherwise available to it (subject to any applicable notice requirements thereunder), exercise all rights of the Payees that are Loan Parties with respect to this Note in the Collateral Agent’s own name or in the name of such Payee or otherwise (other than in respect of obligations of Payors evidenced hereby that constitute Excluded Assets).

Upon the commencement of any insolvency or bankruptcy proceeding, or any receivership, liquidation, reorganization or other similar proceeding in connection therewith, relating to any Payor owing any amounts evidenced by this Note to any Loan Party, or to any property of any such Payor, or upon the commencement of any proceeding for voluntary liquidation, dissolution or other winding up of any such Payor, all amounts evidenced by this Note owing by such Payor to any and all Loan Parties shall become immediately due and payable, without presentment, demand, protest or notice of any kind.

Anything in this Note to the contrary notwithstanding, the Indebtedness evidenced by this Note owed by any Payor that is a Loan Party to any Payee that is not a Loan Party shall be subordinate and junior in right of payment, to the extent and in the manner hereinafter set forth, to all Obligations of such Payor until the Termination Conditions (as defined in the Credit Agreement) have been satisfied (such Obligations and other indebtedness and obligations in connection with any renewal, refunding, restructuring or refinancing thereof, including interest thereon accruing after the commencement of any proceedings referred to in clause (i) below, whether or not such interest is an allowed claim in such proceeding, being hereinafter collectively referred to as “Senior Indebtedness”):

(i) In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to any Payor that is a Loan Party (each such Payor, an “Affected Payor”) or to its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of such Affected Payor (except as expressly permitted by the Loan Documents), whether or not involving insolvency or bankruptcy, or if an Event of Default (as defined in the Credit Agreement) has occurred and is continuing (x) the holders of Senior Indebtedness shall be paid in full in cash in respect of all amounts constituting Senior Indebtedness (other than (A) contingent indemnification obligations and (B) Obligations under Secured Cash Management Agreements and Secured Hedge Agreements) before any Payee that is not a Loan Party (each such Payee, an “Affected Payee”) is entitled to receive (whether directly or indirectly), make any demands for, or foreclose upon, or exercise any other remedy in respect of, any asset of the Affected Payor (whether constituting part of the Collateral or otherwise) in satisfaction of, any payment on account of this Note and (y) until the holders of Senior Indebtedness are paid in full in cash in respect of all amounts constituting Senior Indebtedness (other than (A) contingent indemnification obligations and (B) Obligations under Secured Cash Management Agreements and Secured Hedge Agreements), any payment or distribution to which such Affected Payee would otherwise be entitled (other than equity or debt securities of such Affected Payor that are subordinated, to at least the same extent as this Note, to the payment of all Senior Indebtedness then outstanding (such securities being hereinafter referred to as “Restructured Securities”)) shall be made to the holders of Senior Indebtedness;

(ii) If (x) any Event of Default occurs and is continuing and (y) the Administrative Agent delivers written notice to the Borrower instructing the Borrower that the Administrative Agent is thereby exercising its rights pursuant to this clause (ii) (provided that no such notice shall be required to be given in the case of any Event of Default arising under Section 8.01(6) of the Credit Agreement), then, unless otherwise agreed in writing by the Administrative Agent in its reasonable discretion, no payment or distribution of any kind or character shall be made by or on behalf of any Affected Payor or any other Person on its behalf to any Affected Payee, and no payment or distribution of any kind or character shall be received by or on behalf of any Affected Payee or any other Person on its behalf, with respect to this Note until (x) the Senior Indebtedness shall have been paid in full in cash (other than (A) contingent indemnification obligations and (B) Obligations under Secured Cash Management Agreements and Secured Hedge Agreements) or (y) such Event of Default shall have been cured or waived; and

(iii) If any payment or distribution of any character, whether in cash, securities or other property (other than Restructured Securities), in respect of this Note shall (despite these subordination provisions) be received by any Affected Payee in violation of the foregoing clause (i) or (ii), such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to in accordance with the relevant Collateral Documents, the Administrative Agent.

Except as otherwise set forth in clauses (i) and (ii) of the immediately preceding paragraph, any Payor is permitted to pay, and any Payee is entitled to receive, any payment or prepayment of principal and interest on the Indebtedness evidenced by this Note. To the fullest extent permitted by applicable Law, no present or future holder of Senior Indebtedness shall be prejudiced in its right to enforce the subordination of this Note by any act or failure to act on the part of any Affected Payor or Affected Payee or by any act or failure to act on the part of such holder or any trustee or agent for such holder. Each Affected Payee and each Affected Payor hereby agrees that the subordination of this Note is for the benefit of the Collateral Agent and the other Secured Parties. The Collateral Agent and the other Secured Parties are obligees under this Note to the same extent as if their names were written herein as such and the Administrative Agent may, on behalf of itself and the Secured Parties, proceed to enforce the subordination provisions herein to the extent applicable. The parties hereto agree that this Note may be supplemented (which may take the form of an amendment or an amendment and restatement) if the parties hereto determine that such supplement is necessary to facilitate having any additional Indebtedness permitted under the Credit Agreement become Senior Indebtedness under this Note, in each case, to the extent such Indebtedness is permitted to be incurred pursuant to the terms of the applicable Intercreditor Agreement (if any).

The Indebtedness evidenced by this Note owed by any Payor that is not a Loan Party shall not be subordinated to, and shall rank pari passu in right of payment with, any other obligation of such Payor.

Nothing contained in the subordination provisions set forth above is intended to or will impair, as between each Payor and each Payee, the obligations of such Payor, which are absolute and unconditional, to pay to such Payee the principal of and interest on this Note as and when due and payable in accordance with its terms, or is intended to or will affect the relative rights of such Payee and other creditors of such Payor other than the holders of Senior Indebtedness.

Each Payee is hereby authorized (but not required) to record all loans and advances made by it to any Payor (all of which shall be evidenced by this Note), and all repayments or prepayments thereof, in its books and records, such books and records constituting prima facie evidence of the accuracy of the information contained therein. For the avoidance of doubt, this Note shall not in any way replace, or affect the principal amount of, any intercompany loan outstanding between any Payor and any Payee prior to the execution hereof, and to the extent permitted by applicable Law, from and after the date hereof, each such intercompany loan shall be deemed to incorporate the terms set forth in this Note to the extent applicable and shall be deemed to be evidenced by this Note together with any documents and instruments executed prior to the date hereof in connection with such intercompany Indebtedness.

Each Payor hereby waives presentment, demand, protest or notice of any kind in connection with this Note. Except to the extent of any taxes required by Law to be withheld, all payments under this Note shall be made without offset, counterclaim or deduction of any kind.

It is understood that this Note shall evidence only Indebtedness and not amounts owing in respect of accounts payable incurred in connection with goods sold or services rendered in the ordinary course of business and not in connection with the borrowing of money.

This Note shall be binding upon each Payor and its successors and assigns, and the terms and provisions of this Note shall inure to the benefit of each Payee and their respective successors and assigns, including subsequent holders hereof.

Notwithstanding anything to the contrary contained herein, in any other Loan Document or in any other promissory note or other instrument, this Note evidences and shall be the only promissory note or instrument evidencing intercompany Indebtedness entered into between each Payee and each Payor on, before or after the date hereof and which may be entered into under separate loan documentation (the “Existing Notes”) (other than any obligations represented by promissory notes or other instruments listed in Schedule B hereto, as such Schedule may be amended, restated and supplemented from time to time by the applicable Payors and Payees), but for the avoidance of doubt, does not alter, replace or supersede the economic terms contained in any separate loan documentation entered into by relevant Payees and Payors to govern such loans or advances. This Note evidences a continuation of, and not (i) an extinguishment, repayment and reborrowing of, (ii) a termination, novation or modification of, or (iii) a change to, the Indebtedness heretofore outstanding under the Existing Notes. It is understood and agreed that this Note evidences Indebtedness owed from time to time by any Payor to any Payee, but does not create any obligation to extend any such Indebtedness or, except as expressly set forth herein, alter any of the terms thereof. Notwithstanding anything to the contrary contained herein, each Payee that is a Loan Party agrees that until the Termination Conditions have been satisfied, such Payee will not (i) except pursuant to a transaction permitted by the Credit Agreement, assign or transfer, or agree to assign or transfer, to any Person (other than in favor of the Collateral Agent for the benefit of the Secured Parties pursuant to Loan Documents or otherwise) any claim such Payee has or may have against any Payor or (ii) upon the occurrence and during the continuance of an Event of Default, discount or extend the time for payment of any right to payment with respect to this Note. Notwithstanding anything to the contrary contained herein, each promissory note listed in Schedule B shall continue in full force and effect in accordance with its terms thereunder, and shall be excluded from, and not be affected or modified by, the terms of this Note, provided that the Indebtedness evidenced by such promissory note, to the extent payable by a Payor that is a Loan Party to a Payee that is not a Loan Party, shall be subject to the subordination provisions set forth herein, or if necessary, at the Payor’s option, a separately executed subordination agreement with subordination provisions no less favorable to the Secured Parties than those set forth herein. Any Payor and any Payee may amend, supplement or modify Schedule B from time to time through a written acknowledgment by such Payor and such Payee, in the event such Payor issues a separate promissory note to such Payee.

From time to time after the date hereof, additional Subsidiaries of Holdings may become parties hereto (as Payor and/or Payee, as the case may be) by executing a counterpart signature page hereto, which shall be automatically incorporated into this Note (each additional Subsidiary, an “Additional Party”). Upon delivery of such counterpart signature page to the Payees, notice of which is hereby waived by the other Payors, and updating or supplementing Schedule A hereto by adding the name of each Additional Party, each Additional Party shall be a Payor and/or a Payee, as the case may be, and shall be as fully a party hereto as if such Additional Party were an original signatory hereof. Each Payor expressly agrees that its obligations arising hereunder shall not be affected or diminished by the addition or release of any other Payor or Payee hereunder. This Note shall be fully effective as to any Payor or Payee that is or becomes a party hereto regardless of whether any other person becomes or fails to become or ceases to be a Payor or Payee hereunder.

To ensure that the obligations evidenced by this Note are treated as in “registered form” within the meaning of Section 163(f) of the Internal Revenue Code of 1986, as amended, Holdings or its successor (acting solely for this purpose as an agent of each Payor) shall maintain, at its address for receipt of notices pursuant to Section 10.02 of the Credit Agreement, a register (the “Register”) for the recordation of the name and address of each endorsee, assignee or other transferee of interests, rights, and obligations hereunder and the commitment of, and principal amount of the loan owing to, each such Payee. No endorsement, assignment, or other transfer of interests, rights, and obligations hereunder shall be effective unless Holdings or its successor shall have received timely notice of the information required to be recorded in the Register pertaining to such transfer.

Any subsidiary of Holdings that is a party to this Note that ceases to be a subsidiary of Holdings as a result of any transaction permitted under the Credit Agreements (a “Former Subsidiary”), shall be automatically released from the rights and obligations under this Note, provided that, at the time of such release, any existing balances between such Former Subsidiary and the remaining parties hereto have been paid in full or settled, or if remaining outstanding, shall be separately documented or evidenced.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[Signature Pages Follow]

ENDORSEMENT

This ENDORSEMENT TO INTERCOMPANY NOTE is attached to and made a part of that certain Intercompany Note, dated as of May 14, 2020 (the “Note”), issued by LYNNWOOD INTERMEDIATE HOLDINGS, INC. (‘‘Holdings”), LIFESTANCE HEALTH HOLDINGS, INC. (the “Borrower”) and certain subsidiaries of Holdings from time to time party thereto (with Holdings, the Borrower, such subsidiaries of Holdings and any successors and assigns of the foregoing, collectively, the “Makers”) in favor of Holdings, the Borrowers and certain subsidiaries of Holdings from time to time party thereto (with Holdings, the Borrowers, such subsidiaries of Holdings and any successors and assigns of the foregoing, collectively, the “Holders”). The outstanding principal amount owing from time to time under the Note is evidenced on the books and records of each of the Holders, as more fully set forth in the Note. Each Payee (as defined in the Note) expressly agrees that its obligations arising under the Note and hereunder shall not be affected or diminished by the addition or release of any other Payee under the Note or hereunder. This endorsement shall be fully effective as to any Payee that is or becomes a signatory hereto regardless of whether any other Person becomes or fails to become or ceases to be a Payee to the Note or hereunder.

Each of the undersigned hereby assigns and transfers its rights under the Note as provided therein:

Pay to the order of .

Dated as of , 20__

[Signature Page Follows]

EXHIBIT R

[FORM OF]

VCOC LETTER

[Date]

[Fund Name]1

c/o HPS Investment Partners, LLC 40 West 57th Street – 33rd Floor New York, New York 10019

Dear Sirs:

This letter agreement will confirm our agreement that, in connection with your investment in LifeStance Health Holdings, Inc. (the “Company”), [•] (the “Investor”) will be entitled to the contractual management rights (collectively, the “Management Rights”) set forth below. Reference shall be made herein to that certain Credit Agreement, dated as of May 14, 2020 (as amended, restated and amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Lynnwood MergerSub, Inc., a Delaware corporation (which on the Closing Date shall be merged with and into the Company, with the Company surviving such merger as the “Borrower”), Lynnwood Intermediate Holdings, Inc., as Holdings, Capital One, National Association, as Administrative Agent, Collateral Agent, an Issuing Bank and a Swing Line Lender, HPS Investment Partners, LLC, as AAL Last Out Representative, and the Lenders from time to time party thereto. Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Credit Agreement.

1. The Investor shall be entitled to consult with and advise management of the Company with respect to significant operations of the Company and its direct and indirect subsidiaries, including all the Company’s significant business and financial matters and management’s proposed annual operating plans, and management will meet by telephone conference periodically (but in no event more than quarterly) during each year with representatives of the Investor (the “Representatives”) at mutually agreeable times during normal business hours for such consultation and advice, including to review progress in achieving said plans. The Company agrees to give due consideration to the advice given and proposals made by the Investor, provided that the ultimate discretion with respect to all such matters shall be retained by the Company;

2. At the Investor’s reasonable request, the Representative shall have the right to periodically visit and inspect the properties of the Company and to examine its books and records; provided that access to any information, facilities or materials with respect to which access may be restricted under the last paragraph of Section 6.02 of the Credit Agreement, need not be provided; and

[1]	NTD: A separate management rights letter will be entered into for each HPS VCOC fund making an investment.

3. The Company shall deliver to the Investor the financial statements required to be provided pursuant to Section 6.01 of the Credit Agreement, at the same time and in the same manner provided therein as if the Investor were the Administrative Agent.

The Investor agrees, and shall cause each of its Representatives to agree, to hold in confidence and trust subject to the terms of the Credit Agreement and not use or disclose any confidential information provided to or learned by it in connection with the exercise of the Investor’s Management Rights under this letter agreement, unless otherwise required by law or unless such confidential information otherwise becomes publicly available or available to it other than through this letter agreement.

The rights set forth in this letter agreement are intended to satisfy the requirement of contractual management rights for purposes of qualifying the Investor’s interests in the Company as venture capital investments for purposes of the Department of Labor’s “plan assets” regulations, and in the event that, after the date hereof, as a result of any change in applicable law or regulation or a judicial or administrative interpretation of applicable law or regulation, it is determined by the Investor, in consultation with counsel, that such rights are not satisfactory for such purpose, the Investor and the Company shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights which satisfy such regulations.

The parties expressly agree that, in connection with any sale, transfer or assignment of all or a portion of the Investor’s investment in the Company to an affiliated investment fund, the Investor may assign its rights under this letter agreement to such affiliated investment fund without the consent of, but with notice to, the Company.

The rights described herein shall terminate and be of no further force or effect upon (a) such time as the termination of the Credit Agreement; or (b) the consummation of the sale of the Company’s securities pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended, in connection with the firm commitment underwritten offering of its securities to the general public. The confidentiality obligations referenced herein will survive any such termination.

This letter agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[Signature Page Follows]

Very truly yours,

LIFESTANCE HEALTH HOLDINGS, INC.

By:
Name:
Title:

AGREED AND ACCEPTED THIS
day of 20

[INVESTOR]

By:
Name:
Title: